Form 20-F
BENETTON GROUP SPA
filed 2004-06-30
CIK 849314

3:

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2003

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

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

4 Forward-Looking Statements

References

6 1. Identity of Directors, Senior Management and Advisers

2. Offer statistics and expected timetable

3. Key information

11 4. Information on the Company

20 5. Operating and financial review and prospects

37 6. Directors, Senior Management and Employees

45 7. Major Shareholders and related party transactions

46 8. Financial information

9. The offer and listing

48 10. Additional information

57 11. Quantitative and qualitative disclosures about market risk

59 12. Description of securities other than equity securities

62 13. Defaults, dividend arrearages and delinquencies

14. Material modifications to the rights of security holders and use of proceeds

15.Controls and procedures

    A. Audit Committee Financial Expert
    Code of Ethics
    Principal Accountant Fees and Services
    Exemptions from the Listing Standards for Audit Committee
    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

64 17. Financial statements

122 18. Financial statements (not applicable)

19. Exhibits

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

PART I

Item 1: Identity of Directors, Senior Management and Advisers. Not applicable

Item 2: Offer statistics and expected timetable. Not applicable

Item 3: Key information

A. Selected financial data

The Company publishes its Consolidated Financial Statements in Euro, the common European currency adopted by 12 of the 25 member countries of the European Union (namely, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Holland, Italy, Luxembourg, Portugal and Spain, also collectively referred to in this annual report as the "Euro zone"). Financial data relating to years before 2001, which were originally published in Lire, have been translated into Euro using the fixed exchange rate of Euro 1.00=Lire 1,936.27. In this annual report, references to "Dollars" or "Usd" are to currency of the United States of America, and references to "Lira", "Lire" or "Italian Lire" are to the former currency of Italy which, as of February 28, 2002, is no longer legal tender in Italy. For convenience of the reader, this annual report contains translations of certain Euro amounts into Dollars at specified rates. These translations should not be construed as representations that the Euro amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of Euro into Dollars have been made at the rate of Euro 1.00 = Usd 1.2564, the noon buying rate in the City of New York for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003.

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

	Year Ended December 31,
Key operating data (millions of Euro)	1999	%	2000	%	2001	%	2002	%	2003	%
Revenues	1,982	100.0	2,018	100.0	2,098	100.0	1,992	100.0	1,859	100.0
Cost of sales	1,109	56.0	1,138	56.4	1,189	56.7	1,124	56.4	1,049	56.4
Gross operating income	873	44.0	880	43.6	909	43.3	868	43.6	810	43.6
Income from operations	316	15.9	309	15.3	286	13.6	243	12.2	232	12.5
Net income/(loss)	166	8.4	243	12.1	148	7.1	(10)	(0.5)	108	5.8
Net income/(loss) per share (Euro)	0.92		1.35		0.82		(0.05)		0.59

	Year Ended December 31,
Key financial data (millions of Euro)	1999	2000	2001	2002	2003
Total assets	2,637	2,875	2,821	2,643	2.697
Working capital(2)	741	772	811	798	737
Net capital employed(3)	1,424	1,723	1,896	1,768	1,655
Net debt	297	536	640	613	468
Shareholders' equity	1,116	1,175	1,241	1,141	1,174
Share capital	234	234	236	236	236
Self financing (1)	375	311	374	349	327
Capital expenditures in tangible
and intangible fixed assets	179	305	311	169	151
Purchase of equity investments	12	7	-	1	19
Weighted average number of shares outstanding	181,473,602	180,505,910	180,720,969	181,341,018	181,558,811

  For detailed evidence of items included in "Self financing", see "Statements of consolidated cash flow" in Item 17.

  Working capital is the sum of operating assets and operating liabilities: trade receivables net of allowance for doubtful accounts, inventories, trade payables and other operating receivables/payables.

  Net capital employed is the sum of the working capital with investing activities and reserves.

 Amounts in accordance with U.S. GAAP

(Thousands of

U.S. Dollars,

except per share

(in thousand of Euro except per share amounts) amounts) (*)
Year ended December 31,	1999	2000	2001	2002	2003	2003
Net income/(loss)	167,633	240,411	154,678	65,513	126,542	158,986
Weighted average number of
Shares outstanding (2)
Basic and diluted	181,473,602	180,505,910	180,720,969	181,341,018	181,558,811	184,558,811
Earnings/(Loss) per share (1) (2):
Basic and diluted	0.92	1.33	0.86	0.36	0.70	Usd 0.86
Cash dividend per share (1) (2)
paid in each year	1.14	1.03	0.46	0.41	0.35	Usd 0.44
Shareholders' equity	981,672	1,053,369	1,099,388	1,096,791	1,150,513	1,445,505

Earnings per share has been calculated in accordance with Statement of Financial Accounting Standard no. 128 "Earnings per share" which requires dual presentation of basic and diluted earnings per share.

(*) Exchange rate: Euro 1 = Usd 1.2564 as of December 31, 2003. (See Note 5 to the Consolidated Financial Statements)

(1) Since each ADS represents two Ordinary Shares, the ADS financial data may be computed by multiplying the per share data by two.

(2) The weighted average number of common shares outstanding in 1999-2000 have been adjusted to reflect the one for ten reverse split of the Company's common shares approved by the Shareholders' Meeting of May 8, 2001.

 > Dividends declared and paid
	Dividend per	Translated into
	Ordinary Share	Usd per ADS (1)
Year	(Euro)	(Usd)
2004 (2)	0.38	0.91
2003	0.35	0.82
2002	0.41	0.75
2001 (3)	0.46	0.80
2000 (3)	1.03	1.87
1999 (3)	1.14	2.31

(1) Translated at the Noon Buying Rate on the respective payment dates.

(2) Dividend paid on May 24, 2004 at the exchange rate of Euro 1 = Usd 1.1968.

(3) Restated to reflect a reverse split of the share approved by the Shareholders' Meeting on May 8, 2001.

 >Exchange rates

The following table sets forth, for each of the years indicated, the high, low, average and year-end exchange rate for converting United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in Usd per Euro 1.00.
Year ended
December 31,	High	Low	Average(*)	End of Year
1999	1.00	1.18	1.07	1.01
2000	0.83	1.03	0.92	0.94
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26

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
	High	Low
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802
May 2004	1.2274	1.1801

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

> Benetton's expansion and growth strategy has increased fixed costs and operating expenses. Although Benetton had traditionally distributed its products through independent sales representatives worldwide, in order to strengthen its image and market shares, Benetton has in the last few years instituted an investment program to sell its products directly through its own stores. As a result, Benetton operates over 120 retail store locations which have been carefully selected for the appropriate demographics and retail environment. These real property investments have led to increases in Benetton's fixed costs and operating expenses. In addition, these investments expose Benetton directly to any failure to correctly predict, or to changes in, the demographic or retail environment at any store location. Failure or changes in any areas in which the Group has megastores could have a material adverse effect on the Group's business and results of operations.

> Benetton is subject to risks associated with its strategies. As a part of its growth strategy, Benetton plans to renew the existing commercial network and to reposition the brands. Benetton's growth will be adversely affected if it is unable to (i) identify suitable markets and sites for new stores, (ii) maintain levels of service that are expected by customers, (iii) avoid reducing sales and profitability at existing third-party owned stores selling Benetton's products when opening directly-owned megastores in the same region or market area, (iv) manage inventory on an effective basis and (v) deliver products on a timely basis. In addition, there can be no assurance that the Group's systems, procedures, controls or resources will be adequate to support expanded operations. Moreover, there can be no assurance that this strategy will be successful or that the Group's overall net revenues will increase as a result of a renewal in the existing commercial network and the repositioning its brands. If the Group is unable to manage its expansion effectively, its business and results of operations could be adversely affected.

 > Benetton has a level of indebtedness which could place a burden on its operations and profitability. During 2002 and 2003, Benetton reduced its indebtedness, but it will still need to generate sufficient cash flow from operations to repay this indebtedness. The generation of cash flow, in turn, will be subject to Benetton's successful implementation of its strategy, as well as to financial, competitive, business and other factors, including factors beyond Benetton's control. Benetton's debt burden could have a material adverse effect on it, such as (i) limiting its ability to implement its business strategies and pursue other business opportunities, (ii) limiting its ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or other general corporate purposes and (iii) making it more vulnerable to withstand competitive pressures and reducing its flexibility in responding to changing business and economic conditions.

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

> Benetton'an ADS holder may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights

Holders of our ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Italian law and our articles of association, to vote the ordinary shares as instructed. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

Item 4: Information on the Company

A. History and development of the Company

Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. It was established on March 2, 1965 as a partnership by the Benetton family in Ponzano Veneto, Italy. It was reorganized as a limited liability company in 1978. The Company adopted the name Benetton Group S.p.A. in a corporate reorganization effective in December 1985. Prior to June 1986, the Company was wholly owned by the Benetton family. In June 1986, shareholders affiliated with the Benetton family sold shares representing approximately 11% of the Ordinary Shares to the public in Europe. (The Company received no proceeds from such offering). The Benetton family initiated the public offering of such Ordinary Shares in order to establish a liquid public market for the Company's Ordinary Shares and to facilitate the Company's access to the international capital markets.

In June 1989, the Company made a public offering of 7,000,000 American Depositary Shares ("ADS"), each representing the right to receive two Ordinary Shares and listed the ADSs on the New York Stock Exchange. A public offer of 11,000,000 newly issued shares was made in a 1994 global offering.

Capital expenditures:
		Year ended December, 31
(thousand of Euro)	2001	2002	2003
Tangible Fixed Assets
- Commercial Network and Real Estate	107,978	62,097	84,352
- Production Facilities	65,603	28,521	16,699
- Other Investment	8,952	3,704	3,396
Total	182,533	94,322	104,447
Intangible Fixed Assets
- Commercial Network	112,537	58,226	32,519
- Other Investment	16,253	16,019	13,572
Total	128,790	74,245	46,091

Total	311,323	168,567	150,538

In 2003, total capital expenditures came to approximately Euro 151 million, including miscellaneous in the table under "Other Investment" which refer mainly to software, concessions and licenses.

In 2003, the Group spent approximately Euro 117 million on the acquisition of commercial enterprises and buildings, and on upgrades and improvements to sales space. This was in addition to the approximately Euro 730 million invested during the period from 1998 through 2003. The majority of the investments in 2003 were made in Italy, Austria, France and Spain. Investments in production facilities consisted mainly of those in plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens.

The remaining investments were in intangible assets: the costs incurred for software licenses and for in-house software development in 2003 amounted to approximately Euro 8 million, of which approximately Euro 5 million was for new SAP licenses and implementation advice as this project involved integrating all areas of the Company.

In the first quarter of 2004, the Group invested approximately Euro 21 million in tangible and intangible fixed assets compared with approximately Euro 66 million in the first quarter of 2003. Around Euro 6 million of investments in the first quarter of 2004 were made in connection with the purchase, modernization and restructuring of buildings that will be used for commercial activities. Production facilities-related investments in the first quarter of 2004 amounted to approximately Euro 11 million and were spent mainly on plants and renewal of machinery at certain of the Italian factories.

 Divestitures:
		Year ended December, 31
(thousands of Euro)	2001	2002	2003
Tangible Fixed Assets	24,543	11,930	38,378
Intangible Fixed Assets	2,974	7,831	103,066
Total	27,517	19,761	141,444

In the first half of 2003, the Group sold its sports equipment business (see "Sports Sector" in Item 4 below for a more detailed discussion of this sale). The divestitures of 2003 reflect the sale of the sports equipment business for an amount of Euro 97 million in intangible assets and for Euro 22 million in tangible assets. No other material divestitures occurred in 2003 and the year to date.

On February 17, 2004, Benfin S.p.A. bought the remaining 15% of Olimpias S.p.A. from third parties for Euro 15 million, and as a result, it now owns the entire company. Olimpias S.p.A. produces textiles (fabrics, knitted fabrics, yarn, woven and printed fabrics, as well as acting as a dyehouse and laundry), mainly for Group companies.

The Group's net debt stood at Euro 497 million at quarter end 2004, compared with Euro 709 million as of March 31, 2003 and Euro 468 million at the end of December 2003. The change relative to year end 2003 was mainly due to normal cyclical trends in working capital, while the decrease compared with the end of first quarter 2003 reflects the disposal of the sports equipment business and a lower level of capital expenditure.

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

Benetton is traditionally known for knitwear and casual clothing in a wide array of colors, featuring fashionable Italian design and projecting a youthful image. Benetton's philosophy is to offer product lines on a worldwide basis that have sufficient breadth to accommodate the needs of many markets. Benetton also licenses its trademarks for products manufactured and sold by others, including fragrances and cosmetics, watches, sunglasses, houseware and other fashion accessories, which complement its product lines.

There are no material government regulations concerning the individual business sectors of activity of the Group.

Until the sale of the sports equipment business in the first half of 2003, the Group's operations were divided into two primary sectors:

- casual, which also includes footwear, accessories and other complementary items, sold through the network of Benetton stores;

- sports, comprising sportswear, distributed mainly through the Playlife stores, and equipment, marketed only through sporting goods stores.

In the first half of 2003, the Company sold the sports equipment business to third parties (see "Sports Sector" in Item 4 below for a more detailed discussion of this sale).

 Casual sector

> Products and trademarks

Benetton's philosophy is to offer global product lines, supported by international communication campaigns that are designed to promote the Benetton name and products.

Benetton aims to offer products characterized by their creative use of exclusive designs. The Group produces two main collections each year for all its labels: spring/summer and fall/winter. For each collection, the Group presents consistent and focused collections complemented by a growing number of fresh and updated easy-to-wear looks.

Benetton's casual wear principal international trademarks are described below.

> United Colors of Benetton. A global brand, and one of the most well-known in the world, United Colors of Benetton has an international style that combines color, energy and practicality. The womenswear, menswear and childrenswear collections offer a coordinated look for everyday wear, for work and for leisure. Special attention is paid to ensuring an excellent quality/price ratio. Within the two traditional collections, the range is seasonally themed with continuous introduction of new styles required to ensure a swift response to the latest fashion trends. Benetton's commitment to research into innovative materials adds comfort and wearability to the garments. Children collections include 4 lines for different age groups: Newborn, from zero to 12 months, Baby, from 1 to 3 years, Kid, from 3 to 7 years, and Junior, from 8 to 12 years.

In 2003, as in 2002, the Euro zone continues to be the Group's main market.

> Sisley. Sisley was established in Paris in 1968 as a manufacturer of a denim line. In 1974, the Group acquired exclusive rights to the label. Today, Sisley's independent design and commercial teams create complete collections for women and men, inspired by a stylish look, combined with attention to details and wearability. Over the years, Sisley has reinforced its independent identity, underpinned by a sustained increase in all principal world markets. The growth of its commercial network is based on a dual strategy: on the one hand, the opening of single-brand megastores such as those in Milan, Florence, Brussels and New York, and on the other hand, dedicated areas selling Sisley products in multi-brand megastores.

In 2003, approximately 67% of the Group's net sales main production were products bearing the United Colors of Benetton brand name. In 2003, 19% of the Group's total sales were related to Sisley, which offers products with a distinctive "fashion" content. Sisley's prices are, on the whole, higher than those of the United Colors of Benetton line.

> Revenues

The following table sets forth the Group's net sales for the sector by geographic area for the last three years.

Year ended December 31,
(thousands of Euro)	2001	% change	2002	% change	2003
Casual segment:
- Euro zone	1,193,948	(2)	1,165,642	1	1,179,334
- Asia	154,832	(8)	143,025	(3)	138,382
- The Americas	85,815	(5)	81,107	(5)	77,422
- Other areas	193,276	2	196,236	(7)	183,389
World	1,627,871	(3)	1,586,010	(1)	1,578,527

> Seasonality. The sales of casual segment show a certain seasonality connected to the main collections. Deliveries of the spring/summer base collections are mainly between December and February, whereas the fall/winter collections are concentrated between June and September of each year. A growing portion of our collections are delivered during periods of high sales volume.

 > Distribution channels. Benetton coordinates the distribution of its casual wear collections in 120 countries principally through approximately 65 independent sales representatives, each of whom is assigned a geographical territory, although Benetton owns or leases some stores directly, as described below. This system of independent sales representatives was first developed by Benetton in Italy and later applied worldwide during Benetton's international expansion after 1978. The representatives receive commissions on sales realized by Benetton in their territories and, sometimes, own stores that sell Benetton products. The representatives manage the development of the network in the area, finding investors or store operators, presenting Benetton's collections to store owners, handling the placement of orders to Benetton and generally monitoring and assisting store owners within their territories. In order to speed up time to market, the Group has developed a business to business system which connects about 70% of its worldwide shops to the headquarters to present and order real time its ready-to-wear collections.

The following tables set forth the changes in the number of stores and outlets over the past five years.

The tables separately include stores in areas where Benetton has granted manufacturing licenses:
Number of Stores, (1)
as of December 31	1999	2000	2001	2002	2003
Italy	1,990	2,095	2,202	2,270	2,256
Rest of Europe	2,305	2,200	2,157	1,999	1,932
The Americas	379	294	259	262	286
Other geographic areas	746	718	622	675	621
Total	5,420	5,307	5,240	5,206	5,095
Licensee areas	221	244	216	198	164
Grand Total	5,641	5,551	5,456	5,404	5,259

  These figures exclude "shops in a shop", "corners" and "concession" areas which totaled 2,075, 2,361 and 2,433 in 2001, 2002 and 2003, respectively.

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

Benetton has established logistical support systems to facilitate the distribution of its products. A computerized information network in Europe and North America that links sales representatives to Benetton's central computer has been designed to facilitate rapid transmission of orders and to meet future needs.

In order to strengthen the Group's image and its market share, the expansion of the Benetton network is moving rapidly in the direction of large sales outlets with high quality services. The investment program involves the purchase or leasing of retail locations, characterized by their large dimensions and prestigious locations in city centers and shopping malls.

The accelerated network renewal activity resulted in 121 directly operated shops and 179 megastores (shops with a selling surface exceeding 650 square meters) at the end of 2003. Megastores are run by either Benetton or by third parties.

Refurbished in order to house the complete men, women and children's casual wear collection, megastores offer the entire range of Benetton style and quality.

 > Manufacturing

Benetton's manufacturing operations are based in its own factories and those of a network of subcontractors. Presently Benetton has 21 factories operating for the casual business, 15 of which are located in Italy and one each in Spain.

Croatia, India, Portugal, Tunisia and Hungary. The Company utilizes almost 720 subcontractors to perform one or more steps in the production process. Subcontractors are located near the Company's production facilities in northeastern Italy, although subcontractors are also used outside Italy. The Company undertakes the highest value-added portions of the manufacturing process in its own facilities. In 2003, charges from subcontractors represented approximately 70% of Benetton's production costs. The principal raw materials purchased by the Company are wool, raw cotton, yarn, cloth and denim fabrics. Although the Company does not have formal, long-term contracts with its suppliers, it has not experienced interruptions in supply that have had material impact on its activity. The Company's manufacturing processes utilize modern technology and automatization to reduce costs and accelerate its execution.

In 2003, the production of casual clothing and accessories amounted to 108 million units. The production system was improved during the year. Based on the Italian manufacturing organization, the Benetton production system model can now count on a series of industrial clusters operating in Hungary, Croatia, Tunisia and Spain, consisting of facilities directly controlled by the Group and a network of selected, external suppliers. The majority of the investments in 2003, totaling approximately Euro 18.5 million, involved principally the renewal and improvement of some of the production processes of the Italian manufacturing facilities.

> Logistics

The upgrade to the logistics center in Castrette in Italy brought daily capacity to 40,000 cartons of merchandise, with a capability to handle peak loads of up to 50,000 cartons. The upward trend in the Group's manufacturing output and the necessity of achieving greater integration, flexibility and speed, determined by the evolution of the commercial organization, notably the rapid development of the megastore and retail distribution network, have been sustained by the gradual introduction of state-of-the-art technology, without interruption to the center's operations. Having completed conversion of the first module of the upgrade, work started in 2001 on the second phase, which was completed by the summer of 2002 and trebled the logistic center's total capacity.

> Sources of raw materials

In 2003, approximately 68% of the purchases of materials were from the Group's manufacturing companies. The main raw materials used by the Group's manufacturing units are wool and cotton. To produce the materials, the Group buys the raw materials from wholesalers at prices reflecting market quotations on the relevant commodity market, which in the case of wool, is by reference to the AWEX index (Australian Wool Exchange) and in the case of cotton, is the price on the NYCE (New York Cotton Exchange). The Group purchases raw materials from suppliers or wholesalers in Australia, Europe and South America in the case of wool, and Asia, America and Africa in the case of cotton. The price includes two components: market quotation for the relevant raw material and the currency exchange rate, which, in the case of wool, is the Euro against the Australian dollar and, in the case of the cotton, is the Euro against the US Dollar. As a result, the price of the materials changes from time to time.

The rest of the materials purchased, which amounts to 32% of all materials purchased, are mainly textiles acquired from European suppliers.

 Sports sector

> Products and trademarks

Benetton manufactures and markets sports garments and equipment for various sporting activities. The composition of sales by product line in year 2003 is as follows:
Product line	2001	2002	2003
In-line skates, skateboards and accessories	26%	25%	45%
Tennis racquets and accessories	22%	23%	16%
Ski boots	20%	20%	4%
Skis and Snowboards	6%	7%	1%
Sport apparel	21%	20%	31%
Shoes	5%	5%	3%

The figures for 2003 reflect the effect of the sale of the sports equipment business in the first half of 2003. The performances of the product lines reflect the sales in the period in 2003 when the relevant product line was still held by the Group as the various product lines were sold in separate sales. Accordingly, "Nordica", the brand of ski boots, ski and relevant accessories contributed to the profit and loss of the year for one month; "Prince", the brand of tennis racquets and relevant accessories contributed for 4 months and "Rollerblade", the brand of in-line skates, skateboards and relevant accessories contributed for 6 months.

The unsatisfactory performance of the sports segment in 2001 triggered a review of the sports sector of the Group. The overall results for the sportswear sector were not matched by those in the equipment sector, which has been particularly hard hit by the continuing downturn in the in-line skates market. As a result, it was necessary to implement a targeted program of reorganization, which began to take effect in the second half of 2001. With a general attention to controlling costs and evaluating investments, this program called for the reorganization of the sales force, including in the United States where a new Managing Director and a worldwide brand manager for Prince were appointed. It also involved an increase in outsourcing arrangements, optimization of the logistics system and consolidation of the brands' images as quality leaders, notably for the Nordica and Prince brands.

After the reorganization at the end of 2002, the decision was taken to sell the sports equipment business. This decision reflects the strategy of focusing activities on the core business of clothing.

In January 2003, the Group reached an agreement with the Tecnica group for the sale of the business activities relating to the Nordica brand. The sale took effect on February 1, 2003. The overall price for the transaction was determined on the basis of an independent valuation of all business components, such as, for example, existing plant, machinery and inventory as of January 31, 2003. The value of the intellectual property alone, including the Nordica trademark, was set at Euro 38 million.

Payment will be made in six monthly installment over five years starting in 2004. From June 2004, a further payment of 1% of the annual revenues earned by Nordica brand is expected to be received from the Tecnica Group, which will continue to make such payments for the next five years.

Under this deal, Benetton Group S.p.A. acquired 10% of the share capital of Tecnica S.p.A. for a value of Euro 15 million with a guaranteed put (sale) option which can be exercised from February 1, 2008, and a call (repurchase) option for the same 10% on the part of Tecnica S.p.A. which can be exercised between February 1, 2006 and January 31, 2008. The price cannot be lower than the amount effectively paid by Benetton Group S.p.A. (Euro 15 million) plus interest at 3-month Euribor plus a spread of 0.5%.

At the end of March 2003, the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund. The consideration for the sale of these brands and the associated intangible fixed assets amounted to Euro 36.5 million, of which Euro 10 million was received on April 30, 2003, the sale's completion date; the remaining Euro 26.5 million was received in January 2004.

Also during March 2003, the Benetton Group signed a binding preliminary agreement for the sale of the Rollerblade trademark to Prime Newco, a company within the Tecnica group. This transaction was formalized at the end of June 2003 with the receipt, collected in full on the contract date, of Euro 20 million just for the Rollerblade trademark. Other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., were also transferred at the same time.

As additional consideration for the transfer of know-how, the Group will also receive 1.5% of Rollerblade's sales for the next five years, with a minimum guaranteed total payment of Euro 5 million. The results of operations associated with the Rollerblade trademark during the first six months of 2003 have been attributed to the Group.

After these operations, Benetton's principal remaining sporting goods trademarks are relevant to the sportswear as described below.

> Playlife. Playlife has established itself as the Group's sports clothing brand. The men's and women's collections offer a sporty and comfortable look, designed to provide maximum freedom for leisure wear. This brand's philosophy can be summarized as dressing with leisurely style. This philosophy is well expressed by the various Playlife apparel, shoe and accessory lines and themes which are present in selected specialized chains and department stores and more importantly within the Playlife dedicated stores. There were 154 of these stores established by the end of 2003.

> Killer Loop. Together with Playlife, Killer Loop is the brand with which Benetton Group is focusing on leisure-time sport apparel. Men's, women's and children's collections are all targeted at young, street-sport conscious consumers who can choose among a wide range of apparel, footwear and accessories with an emphasis on style and design. Playlife shops remain the priority distribution channel also for the Killer Loop sportswear offer. With an aim on concentrating attention and strengths on core category products, the decision was taken in 2001 to start selling snowboards under its license.

> Revenues

The following table sets forth the Group's net sales for the sector by geographic area for the last three years.

Year ended December 31,
(thousands of Euro)	2001	% change	2002	% change	2003
Sport segment:
- Euro zone	129,615	(16)	109,009	(18)	89,002
- Asia	36,593	(15)	31,087	(46)	16,748
- The Americas	124,372	(12)	109,650	(68)	35,002
- Other areas	36,379	(9)	33,127	(44)	18,350
World	326,959	(13)	282,873	(44)	159,102

> Seasonality. Each business in the sports sector is characterized by seasonality depending on the nature of the related sports activity. The overall effect is to relatively concentrate sales in the second half of the year due to the effect of the winter sports collection, particularly sales of boots and skis.

> Distribution channels. Sports equipment was marketed through the traditional sports specialties distribution system, with particular emphasis on establishing dedicated display areas in the specialized sports stores for all the products within each of the ranges. Sportswear under the Playlife and Killer Loop brands are mainly marketed through a chain of stores identified with the Playlife brand name. Playlife stores follow the traditional Benetton entrepreneurial formula and are of an average surface of 200 square meters. At the end of year 2003, there were about 154 Playlife shops, mainly in southern Europe.

> Manufacturing

With the sale of the sports equipment business, the Group's production of racquets, skates and skis was terminated. The production in Hungary will continue for Nordica boots as subcontractors of the new owner of the brand, Tecnica Group. The Italian location in Trevignano was sold on May 31, 2003. As of December 31, 2003, the American warehouse located in Bordentown (N.J.) was considered "assets to be sold" as a preliminary agreement for the sale of the building had been signed. The sale took place in May 2004.

> Logistics

Sports equipment logistics, that operated in the past through three distribution centers: one each in the U.S.A., in the Far East and Italy ceased its operation as a result of the sale of the business.

C. Organizational structure

Benetton Group S.p.A. is the holding company of the Benetton group companies. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Benetton Group S.p.A.

The significant subsidiaries in the Group are
Name	Country	Ownership
Benetton International N.V. S.A.	The Netherlands	100%
Benetton Trading USA Inc.	U.S.A.	100%
Benetton Japan Co., Ltd.	Japan	100%
Benetton International Property N.V. S.A.	The Netherlands	100%
Olimpias S.p.A.	Italy	85%
Benetton Textil Spain S.L.	Spain	100%
Benetton Retail International S.A.	Luxembourg	100%
Benetton Società di Servizi S.A.	Switzerland	100%
Bencom S.r.l.	Italy	100%
Benind S.p.A.	Italy	100%
Bentec S.p.A.	Italy	100%

Benetton Group S.p.A. belongs to the Edizione Holding Group. Edizione Holding S.p.A. ("Edizione") is the holding company, with its registered office at Treviso, Calmaggiore 23 (Italy). Edizione has various investments in companies which operate in different business segments.

The following table sets forth the significant subsidiaries owned by Edizione, their respective business segments and controlling interest.

Name	Country	Activity	Ownership
Benetton Group S.p.A.	Italy	Holding in production and sale of clothing and accessories	67.14%
Edizione Participations S.A.	Luxembourg	Holding in highway infrastructures and services	100.00%
Edizione Finance International S.A.	Luxembourg	Holding in telecommunication services	100.00%
Autogrill S.p.A.	Italy	Restaurants	57.09%
Edizione Property S.p.A.	Italy	Hotel industry	100.00%
Edizione Real Estate N.V.	The Netherlands	Holding in international real estate and farming	100.00%
21 Investimenti S.p.A.	Italy	Merchant banking	56.32%
Verde Sport S.p.A.	Italy	Sports investments	100.00%

 D. Property, plants and equipment

> Real Property

The Group operates 21 factories, 16 of which are located in Italy, many in the Treviso area. In addition there is one factory each in Spain, India, Portugal, Tunisia, Hungary and Croatia.

Information on the individual locations is provided in the table below:
Location	Factories surface area (square meters)	Core business/Products
Castrette, Italy	37,900	Denim garments, jackets
Castrette, Italy	23,500	Woolen garments
Castrette, Italy	36,500	Cotton garments, shirts
Prato, Italy	21,000	Woolen yarns
Caserta, Italy	15,200	Woolen yarns
Valdagno, Italy	9,100	Woolen yarns and dyeing
Grumolo delle Abbadesse, Italy	11,000	Dyeing
Gorizia, Italy	46,800	Spinning
Travesio, Italy	16,900	Weaving
Piobesi Torinese, Italy	14,700	Dyeing
Soave, Italy	17,800	Dyeing
Ponzano Veneto, Italy	21,400	Washing, dyeing, weaving and production of fabric labels
Follina, Italy	10,100	Dyeing
Vittorio Veneto, Italy	7,000	Spinning
Cassano Magnago, Italy	11,000	Printing of fabrics, dyeing
Osijek, Croatia	17,000	Woolen garments, weaving, dyeing
Castellbisbal, Spain	5,700	Cotton garments
Maia, Portugal	1,000	Cotton garments; shirts and blouses
Naurangpur (Gurgaon), India	5,400	Cotton garments
Sahline, Tunisia	10,000	Cotton garments
Nagykálló, Hungary	24,900	Garments and sports shoes and equipment
Bordentown, USA	22,000	Sports equipment

Trevignano was sold on May 31, 2003; Bordentown was sold in May 2004.

Most of these factories, which the Company considers suitable and adequate for its strategic purposes, are owned by the Group. The Sahline factory in Tunisia and the Maia factory in Portugal are leased. The Ponzano Veneto, Gorizia, Piobesi Torinese, Prato and Vittorio Veneto factories are owned under finance leases. The Travesio factory is partially owned under finance leases. The factory in Nagykàllò, Hungary continues to produce sports equipment for the new owner of the Nordica brand, Tecnica S.p.A.

The Company owns its headquarters in Ponzano Veneto, near Treviso, which includes offices, showrooms and design facilities covering approximately 24,000 square meters. Benetton's executive offices are located in an adjacent 17th-century villa occupying approximately 2,500 square meters. The Company also owns Villa Loredan, the old sports sector headquarters which covers approximately 9,300 square meters.

At the end of 2003, the Group owned 38 properties in Europe and Japan related to its commercial activities. Some of these properties are dedicated to the direct management of shops by the Group; others are leased to third parties which manage the shops. In addition, the Group directly manages about 120 shops in various cities worldwide which are leased.

Item 5: Operating and financial review and Prospects

In this section, the Group explains its general financial condition and the results of its operations. The following discussion and analysis should be read in conjunction with the Group's consolidated financial statements and the related notes thereto for fiscal years 2003, 2002 and 2001 contained in Item 17 of this Form 20-F. The Group prepares its consolidated financial statements in accordance with Italian GAAP. Please see Note 30 to the consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the principal material differences between Italian GAAP and U.S. GAAP which apply to Benetton's consolidated financial statements.

A. Operating results

> Overview analysis

The Group has confirmed its strong commitment to product quality, style and innovation to address new consumer demand and to avoid competition based only on price.

The other key strategic priorities for the Group are brands' positioning and consumer focus, brand extension, time to market and growth outside domestic market.

Based on the analysis on the recognition value of for both United Colors of Benetton and Sisley, the Group is now focused on implementing a brand portfolio strategy, which aims at enhancing the two brands differentiation in terms of collections, communication and store concepts.

As far as the operations are concerned, the implementation of a dual supply chain system based on the Company's facilities in Italy and in the European platforms is expected to facilitate the optimization of the trade off between time to market and cost efficiency. Leveraging on the unique internal industrial know-how, the Group is in the process of reinforcing the Hong Kong sourcing platform that represents a flexible opportunity to access global sourcing and to carry on internal and external benchmarking.

Financial targets are focused on achieving strong cash flows which will allow to sustain the investments in the distribution network, the operations and the information technology systems.

 > Consolidated statements of income

The highlights of the Group's statement of income are presented below. They are based on the reclassified statement of income adopted for internal reporting purposes, which are officially incorporated as an integral part of an Italian securities filing and have been included as an attachment to this Form 20-F.
(millions of Euro)	2001	%	2002	%	2003	%	Change	%
Revenues	2,097.6	100.0	1,991.8	100.0	1,859.0	100.0	(132.8)	(6.7)
Cost of sales	(1,188.5)	(56.7)	(1,124.4)	(56.4)	(1,049.2)	(56.4)	75.2	(6.7)
Gross margin	909.1	43.3	867.4	43.6	809.8	43.6	(57.6)	(6.6)
Variable selling costs	(133.4)	(6.3)	(123.7)	(6.2)	(114.3)	(6.2)	9.4	(8.1)
Contribution margin	775.7	37.0	743.7	37.4	695.5	37.4	(48.2)	(6.5)
General and administrative expenses	(490.1)	(23.4)	(501.1)	(25.2)	(463.9)	(24.9)	37.2	(7.4)
Income from operations	285.6	13.6	242.6	12.2	231.6	12.5	(11.0)	(4.6)
Foreign currency gain/(loss), net	7.0	0.3	8.6	0.4	9.7	0.5	1.1	12.1
Financial charges, net	(36.6)	(1.7)	(40.4)	(2.0)	(31.5)	(1.7)	8.9	(22.3)
Other income/(expenses), net	(13.3)	(0.6)	(161.8)	(8.1)	(44.5)	(2.4)	117.3	(72.5)
Income before taxes and minority interests	242.7	11.6	49.0	2.5	165.3	8.9	116.3	n.s.
Income taxes	(92.4)	(4.4)	(57.2)	(2.9)	(56.4)	(3.0)	0.8	(1.5)
Minority interests	(2.2)	(0.1)	(1.6)	(0.1)	(1.0)	(0.1)	0.6	(50.0)
Net income/(loss)	148.1	7.1	(9.8)	(0.5)	107.9	5.8	117.7	n.s.

 > Income Statement net of sports equipment businesses sold in 2003

These figures represent the consolidated statements of income net of the results of the businesses sold.

(millions of Euro)	2001	%	2002	%	2003	%	Change	%
Revenues	1,838.4	100.0	1,761.5	100.0	1,740.0	100.0	(21.5)	(1.2)
Cost of sales	(1,008.1)	(54.8)	(970.1)	(55.1)	(964.1)	(55.4)	6.0	(0.6)
Gross margin	830.3	45.2	791.4	44.9	775.9	44.6	(15.5)	(2.0)
Variable selling costs	(114.5)	(6.3)	(110.1)	(6.2)	(108.8)	(6.3)	1.3	(1.2)
Contribution margin	715.8	38.9	681.3	38.7	667.1	38.3	(14.2)	(2.1)
General and administrative expenses	(378.7)	(20.6)	(403.1)	(22.9)	(432.0)	(24.8)	(28.9)	7.2
Income from operations	337.1	18.3	278.2	15.8	235.1	13.5	(43.1)	(15.5)
Discontinued operation, net tax	(44.5)	(2.4)	(132.2)	(7.5)	(3.7)	(0.2)	128.5	n.s.
Foreign currency gain/(loss), net	7.0	0.4	8.6	0.5	9.7	0.6	1.1	12.1
Financial charges, net	(36.6)	(2.0)	(40.4)	(2.3)	(31.5)	(1.8)	8.9	(22.3)
Other income/(expenses), net	(13.3)	(0.7)	(46.2)	(2.6)	(44.5)	(2.6)	1.7	(3.7)
Income before taxes and minority interests	249.7	13.6	68.0	3.8	165.1	9.5	97.1	n.s.
Income taxes	(99.4)	(5.4)	(76.2)	(4.3)	(56.2)	(3.2)	20.0	(26.2)
Minority interests	(2.2)	(0.1)	(1.6)	(0.1)	(1.0)	(0.1)	0.6	(50.0)
Net income/(loss)	148.1	8.1	(9.8)	(0.6)	107.9	6.2	117.7	n.s.

Discontinued operation includes the results of the sports business for year 2003.

> 2003 compared to 2002

> Results of the casual sector

(millions of Euro)	2001	%	2002	%	2003	%
Net revenues	1,627.9		1,586.0		1,578.5
Revenues among sectors	4.4		2.0		2.2
Sector total revenues	1,632.3	100.0	1,588.0	100.0	1,580.7	100.0
Cost of sales	(873.6)	(53.5)	(858.3)	(54.0)	(863.2)	(54.6)
Gross margin	758.7	46.5	729.7	46.0	717.5	45.4
Selling, general and administrative expenses	(433.2)	(26.5)	(474.2)	(29.9)	(501.8)	(31.7)
Income from operations	325.5	20.0	255.5	16.1	215.7	13.7

> Results of the sports sector
(millions of Euro)	2001	%	2002	%	2003	%
Net revenues	326.9		282.9		159.1
Sector total revenues	326.9	100.0	282.9	100.0	159.1	100.0
Cost of sales	(221.5)	(67.8)	(185.7)	(65.6)	(110.8)	(69.7)
Gross margin	105.4	32.2	97.2	34.4	48.3	30.3
Selling, general and administrative expenses	(153.9)	(47.1)	(124.8)	(44.2)	(51.1)	(32.1)
Income from operations	(48.5)	(14.9)	(27.6)	(9.8)	(2.8)	(1.8)

> Results of the manufacturing and other sectors
(millions of Euro)	2001	%	2002	%	2003	%
Net revenues	142.8		122.9		121.4
Revenues among sectors	236.0		215.7		215.7
Sector total revenues	378.8	100.0	338.6	100.0	337.1	100.0
Cost of sales	(330.1)	(87.1)	(293.3)	(86.6)	(290.8)	(86.3)
Gross margin	48.7	12.9	45.3	13.4	46.3	13.7
Selling, general and administrative expenses	(40.1)	(10.6)	(29.1)	(8.6)	(27.5)	(8.1)
Income from operations	8.6	2.3	16.2	4.8	18.8	5.6

In 2003, the Group earned revenues of Euro 1,859 million compared to approximately Euro 1,992 million in the previous year, an overall decrease of 6.7%. This is the result of two main factors: an unfavorable currency exchange rate during the entire year, especially as a result of a weak dollar and yen, and the sale of the sports equipment business which was concluded at the end of the first half of 2003. The unfavorable effect of the exchange rate on total consolidated sales came to around Euro 54 million; without this impact and excluding the sale of the sports equipment business, Group's sales would have increased by approximately 1.2% as compared to 2002.

The casual sector closed the year with an increase in garments sold by almost 3.6 million items; the overriding effect, however, came from the unfavorable trend in foreign currencies exchange rates, without which sales would have been more than Euro 41 million higher, an increase of 2.1% on the previous year.

The revenues earned by the directly owned stores have gone up to Euro 149 million, an increase of Euro 16 million from 2002 before taking the exchange effect into account.

As discussed before, the sports segment was affected by the disposal of the sports equipment business, and, therefore, it is not possible to make a meaningful comparison with the previous year. This segment was also affected by the unfavorable trend in exchange rates. The slight decline in Killer Loop and Playlife sportswear sales is due to the fact that priority was given to year-end deliveries of casualwear. Sales by the manufacturing sector dipped slightly, mainly as a result of the exchange rates' effect.

Cost of sales decreased in absolute terms by Euro 75 million, benefiting from an exchange rate effect of Euro 28 million, but mainly as a result of the elimination of the sports equipment business costs.

The higher volumes of casualwear produced raised cost of sales by approximately Euro 28 million.

Gross operating income came to Euro 810 million in 2003 which is 43.6% of sales, compared with Euro 868 million in 2002, which represented the same percentage of sales; in addition to the effects described above, gross operating income was also affected by the newly implemented policy of enriching the product-mix, which mainly involved the casual sector.

Selling costs decreased considerably in absolute terms, from Euro 124 million in 2002 to Euro 114 million in 2003, remaining in line with that of the previous year in terms of percentage of sales; the selling cost/sales percentage of the casual sector remained substantially unchanged, while that of the sports equipment business decreased in absolute terms.

General and administrative expenses decreased significantly, from Euro 501 million to Euro 464 million, an absolute decrease of 37 million. This represents 24.9% of sales in 2003, compared with 25.2% in 2002.

Advertising and sponsorship costs showed a substantial decrease of Euro 33 million, mainly in the casualwear and sports equipment sectors.

The reduction came from a 14.6% reduction in payroll costs and a 20.7% decrease in depreciation and amortization; these decreases were mainly due to the sale of the sports equipment sector, as a result of which payroll costs of Euro 18 million and depreciation and amortization of Euro 24 million have been eliminated.

Careful and prudent analysis of credit risk in the casual sector led to sizeable provisions to cover a limited number of potentially doubtful balances due from certain specific customers. Based on available information, the Group expects that annual provisions will come back into line with those of previous years.

Provisions were also made to the reserve for legal risks and for agents' indemnities in the amount of Euro 9 million.

Income from operations came to approximately Euro 232 million compared with approximately Euro 243 million in 2002, improving from 12.2% to 12.5% of sales; the sports equipment business closed 2002 with an operating loss of Euro 36 million before being sold in 2003.

The decrease of approximately Euro 40 million in income from operations in the casual sector from last year is due to the unfavorable trend in exchange rates and higher provisions.

The overall result of foreign exchange management improved because of the trend in exchange rates mentioned above.

Net financial charges of approximately Euro 32 million decreased by approximately Euro 9 million as compared to 2002 because of a reduction of approximately Euro 120 million in the average level of debt during the year, and to a lesser extent, because of the decline in interest rates.

Ordinary income is in line with the previous year, though it has improved as a percentage of sales from 10.6% to 11.3% in 2003.

Net other income/expense in 2003 mainly included net writedowns and losses on the disposal of tangible and intangible fixed assets net for Euro 4 million, out-of-period and other expenses for Euro 3 million. They include also "non-recurring expenses" as the acceptance of the tax amnesty by the Italian companies for Euro 14 million and the adjustment to current values of certain assets involved in the sales network for Euro 24 million. In 2002, net other income/expense mainly reflected the effects of the restructuring involving the sports segment.

These items had a considerable impact on net income for the period which was approximately Euro 108 million, which represents 5.8% of revenues in 2003. Last year closed with a loss of approximately Euro 10 million.

Normalized net income, without the effects of the non-recurring expenses mentioned above, comes to Euro 139 million in 2003 compared with Euro 128 million the previous year, which represents 7.5% of revenues in 2003 versus 6.4% in 2002.

 > 2002 compared to 2001

The Benetton Group's revenues were 5% lower in 2002, at Euro 1,992 million compared with Euro 2,098 million in the previous year.

This performance is due to the combined effect of various factors influencing the Group's sectors of activity.

The casual wear segment was hurt at the start of the year by European weather conditions due to the more severe winter condition and its longer duration as compared with prior year. As a result, consumer demand for the spring/summer collection was lower than expected and the Group experienced lower than expected spring/summer collection sales. This fact made it impossible to achieve the expected targets. Only in the third quarter did it see an improvement in performance, only to suffer the general downturn in the domestic and international markets towards year-end.

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

 > Critical Accounting Policies under Italian GAAP

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Italian GAAP. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

The Company believes these critical accounting policies, among others, affect its more significant decisions and estimates used in the preparation of its consolidated financial statements.

> Recent Accounting Pronouncements

> SFAS No. 141, Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and amends or supersedes a number of related interpretations of APB 16. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the purchase method and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS 141 on its consolidated financial statements did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 142. Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In particular, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. For the Company, the effective date was the fiscal year beginning January 1, 2002 at which date the Company stopped the amortization of purchased goodwill. At December 31, 2001, the Company's unamortized purchased goodwill balance and consolidated differences was Euro 19.1 million. In June 2002, the Company completed its impairment tests of goodwill, calculated as of January 1, 2002, as required by SFAS 142. In doing so, the Company determined that its goodwill balances were not impaired; therefore no transitional impairment charge was recorded. The Company performs the annual impairment tests of goodwill required by SFAS 142 as of year-end. The Company determined based on its December 31, 2003 tests that its goodwill balances were not impaired. At December 31, 2003, the Company's unamortized purchased goodwill balance and consolidated differences were Euro 21.8 million.

> SFAS No. 143, Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. For the Company, the date of SFAS 143 was the fiscal year beginning January 1, 2003. The adoption of this new standard did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Future operating losses are no longer recognized before they occur. For the Company, the effective date of SFAS 144 was the fiscal year beginning January 1, 2002. The adoption of SFAS 144 did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS 4 have to be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of this standard did not have any effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for fiscal years beginning after December 31, 2002. The adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

 > SFAS No. 148, Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. As the Company does not grant stock-based compensation to employees, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position, cash flows or results of operations.

> SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement has been implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of this standard did not have a material impact on the Company's financial position, cash flows or results of operations.

> FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45).This interpretation requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31,2002. The adoption of this standard did not have a material impact on the Company's financial position, cash flows or results of operations.

> FASB Interpretation 46, "Consolidation of Variable Interest Entities"

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies to non public enterprises as of the end of the first annual reporting period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this standard did not have a material impact on the Company's financial position, cash flows or results of operations.

> Adoption of International Accounting Standards

In accordance with the recommendations of the CESR (Committee of European Securities Regulators), which was published on December 30, 2003, containing the guidelines for companies listed within the EU regarding the transition to IAS/IFRS, the process of the adoption of international accounting standards within the Benetton Group are illustrated below.

1. Timetable for the introduction of IFRS

Art. 25 of Law 306/2003, which broadened the application that was originally provided for in EU Reg. no. 1606/2002/CE, obliges companies to adopt IFRS (International Financial Reporting Standards) for each financial year commencing from January 1, 2005. This includes the statutory and consolidated financial statements of all listed companies.

The first financial statements of the Benetton Group that will be prepared in accordance with IFRS will, therefore, be those for the year ending December 31, 2005.

The document entitled "IFRS 1" provides that the so-called "date of transition to IFRS" is the opening date of the year immediately prior to the one when IFRS will be adopted for the first time. In the case of the Benetton Group, the "date of transition" is, therefore, January 1, 2004, the date on which we first had to prepare a balance sheet in accordance with international accounting principles.

2. How the transition will be managed

In order to prepare properly for this significant change in financial reporting, the Benetton Group set up a task force including external consultants, which prepared an analysis of the impact of the transition. This involved identifying the main consequences on:

      the financial statements (valuations and reclassifications between various balance sheet items);

      the explanatory notes (in terms of additional disclosures);

      internal organization (redrafting existing rules and procedures and the designing new interfunctional information flows);

      IT systems (changes to reporting system data requirements).

Once this analysis phase was over, the task force began planning and implementing the steps needed to adjust the IT and reporting systems and structures. At present, the Company has no reason to believe that there will be any material impediments to implementing the rules as they currently stand.

3. Main areas affected

The analysis concluded that the areas that would be most affected by introduction of IFRS would be the following:

a. Financial statements: in value terms, the captions likely to change the most are those relating to tangible fixed assets (reversal of revaluation reserves on land, buildings, plant and machinery), intangible fixed assets (reversal of start-up and expansion costs), financial instruments (if IAS 32 and 39 are approved in their current form), employee termination indemnities (obligation to discount the liability as per IAS 19) and, obviously, shareholders' equity. Certain reclassifications will also be necessary: for example, "leasehold improvements", which are currently shown under "intangible fixed assets" will in future be shown under "tangible fixed assets". Furthermore, changes will have to be made to the format of the balance sheet, statement of income, statement of cash flows and reconciliation of shareholders' equity. The Group has already arranged the new formats.

b. Explanatory notes: the Company currently does not believe that it will encounter problems in collecting the information that needs to be disclosed in the notes. Marginal changes may have to be made in the sector information that will be required to be provided.

c. Internal organization: in order to prepare properly for this significant change in financial position reporting, new information flows will have to be established, above all for "cash generating units" (see IAS 36) and their corollaries (such as management of internal and external indicators regarding an asset's possible loss of value and the so-called "impairment test"). Moreover, the Administration and Management Accounting departments will have to adapt their internal and external reporting systems (which will also have to converge) to the new standards.

d. IT systems: significant changes are not expected to IT systems, except for the modules relating to fixed assets and derivatives. The consolidation software is currently being replaced.

 B. Liquidity and capital resources

In 2003, Benetton utilized funds from operations and borrowings to finance capital expenditures and the expansion of its commercial activities.

At December 31, 2003, Benetton's cash and cash equivalents increased to Euro 352 million compared to Euro 284 million as at December 31, 2002, as a result of profitability, decline in the amount of income taxes paid and a decrease in the investing activities. Cash and cash equivalents amounted to Euro 257 million at December 31, 2001.

Cash and cash equivalents are mainly held in Euro. Cash and cash equivalents include liquidity, securities and other financial receivables that are not held as fixed assets.

Net cash from operating activities was Euro 252 million at the end of 2003 compared to Euro 245 million at the end of 2002 and Euro 217 million at the end of 2001. Net cash from operating activities increased primarily as a result of the reduction of the self financing due to the impact of the disposal of the sports equipment sector on the depreciation and amortization, and the decline in the amount of income taxes paid.

Net cash from investing activities at the end of 2003 was Euro 10 million, compared to Euro 157 million at the end of 2002 and Euro 276 million at the end of 2001. Cash flow from investing activities was positively influenced by the disposal of the sports equipment business for Euro 119 million. Capital expenditures in 2003 amounted to Euro 151 million compared to Euro 169 million in 2002 and Euro 170 million in 2001. Capital expenditures in 2003 mainly included Euro 117 million invested in connection with the acquisition of retailing companies and properties, as well as upgrades and improvements to commercial premises compared to Euro 120 million in 2002, and Euro 18.5 million in connection with the improvements of production facilities.

Net cash used in other investing activities in 2003 was approximately Euro 38 million, compared to approximately Euro 4 million in 2002 and a source of cash for Euro 30 million in 2001. The net cash used in 2003 was mainly affected by the disposal of the sports equipment sector, through which Benetton acquired a 10% interest in Tecnica S.p.A. for Euro 15 million, and sold the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., for Euro 3.8 million and received a deposit of Euro 26.5 million as guarantee.

As of December 31, 2003 the net financial position comes to Euro 468 million, a decrease of Euro 145 million compared with the previous year, broken down as follows:
(millions of Euro)	12.31.2002	12.31.2003	Change
Current financial assets:
- Italian government securities and monetary and bond funds	26	27	1
- bank deposits	106	207	101
- cash and ordinary current accounts	147	118	(29)
- other short-term financial receivables	18	17	(1)
Total current financial assets	297	369	72

Medium-term financial receivables	16	31	15
Total financial assets	313	400	87

Current financial liabilities:
- short-term financial payables	(37)	(35)	2
- current portion of medium-term debt	(55)	(2)	53
- current portion of amounts due to leasing companies	(5)	(5)	-
Total current financial liabilities	(97)	(42)	55

Medium-term financial payables:
- bond loan	(300)	(300)	-
- syndicated loan	(500)	(500)	-
- other medium-term loans	(4)	(4)	-
- due to leasing companies	(25)	(22)	3
Total medium-term financial payables	(829)	(826)	3
Total financial liabilities	(926)	(868)	58
Net financial position	(613)	(468)	145

Net short-term financial position	200	327	127
Net medium-term financial position	(813)	(795)	18
Net financial position	(613)	(468)	145

The total financial assets include medium and short term financial receivables, not included in the cash and cash equivalents for Euro 48 million for 2003 and Euro 34 million for 2002.

Benetton main sources of borrowing are represented by a floating - rate bond loan and a floating-rate syndicated loan. The bond loan of Euro 300 million expires on July 2005, and the syndicated loan of Euro 500 million expires on July 2007. For further information regarding the long term liabilities see Note 22 of the consolidated financial statements included in Item 17. Benetton has no material refinancing requirement in 2004. Debts expiring in 2004 are mainly related to a short-term loan.

The following table sets forth the Group's financial debts by maturity year.
(thousands of Euro)	Short and Long term debt	Capital lease obligations	Total financial debts by expiry year
2004	36,246	4,977	41,223
2005	301,076	5,229	306,305
2006	585	5,161	5,746
2007	500,305	5,329	505,634
2008	68	3,780	3,848
2009 and beyond	236	2,335	2,571
Total	838,516	26,811	865,327

The management of Benetton estimates that the cash and cash equivalent of Euro 352 million at the end of 2003, cash flow from operation, available uncommitted bank credit facilities in the amount of approximately Euro 550 million and future funds available from medium term financing will be sufficient to satisfy present and foreseeable future working capital needs, capital expenditure and repayment of debt obligations. The Group's capital requirements are envisaged in the 2004-2007 Guidelines. See "Trend Information - 2004-2007 Guidelines". Benetton is not currently subject to any commitment for capital expenditures which is individually material to the Group.

Benetton's policy is to maintain a certain degree of flexibility in its funding process by using a variety of financial instruments depending on market conditions. The Group uses instruments of modern portfolio management in allocating part of its temporary liquidity in treasury shares and interest-bearing securities or deposits. Interest rate swaps and forward rate agreements are used to manage the risks arising from changes in interest rates. Foreign currency exposures are managed by means of forward contracts, currency swaps and currency options. See "Item 11. Quantitative and qualitative disclosures about market risk".

At December 31, 2003, the Company had working capital of Euro 729 million, and unused and uncommitted bank credit facilities of approximately Euro 500 million.

The Company did not purchase or sell shares or quotas in parent companies, directly or through subsidiaries, nominee companies or third parties in the course of 2003.

There are no legal or economic restrictions on the ability of Benetton's subsidiaries to transfer funds to the Company in the form of cash, loans or advances. However, according to some European countries' law, dividends or profit distribution may only be made to the extent that the shareholders' equity of the relevant company exceeds the amount of the issued capital and the legal reserve.

 > Financial position - highlights. Highlights of the balance sheet, with comparative figures as of December 31, 2002, are as follows:
(millions of euro)	12.31.2003	12.31.2002	Change
Working capital	729	798	(69)
Asset due to be sold	8	114	(106)
Total capital employed	1,655	1,768	(113)
Net financial position	468	613	(145)
Shareholders' equity	1,174	1,141	33
Minority interests	13	14	(1)

Compared with the previous year, working capital is showing a decrease of Euro 69 million, mainly due to a decline in trade receivables and inventories. Euro 8 million which represents the residual amount of the assets in the sports sector due to be sold at their realizable value is shown separately from working capital; in particular, the balance as of December 31, 2003 represents the amount agreed for the sale of a building owned by a foreign subsidiary which is used in the business sold. The decrease in these assets compared with the previous year relates to the sale of the assets used in the Nordica, Prince and Rollerblade businesses in accordance with the sale contracts which were entered into during 2003.

In addition to the above mentioned, the change in net invested capital was also due to the combined effect of the following factors:

- additions to tangible and intangible fixed assets as a result of investments totaling Euro 151 million;

- depreciation/amortization, writedowns and disposals in the amount of Euro 103, 13 and 42 million respectively;

- decrease in operational reserves of Euro 32 million.

C. Research and development, patents and licenses

Benetton's R&D efforts focus mainly on style and new materials, on the one hand, and technology, on the other, with a view to finding innovative solutions for its production processes. Constant monitoring of the evolution of tastes and habits makes it possible to anticipate trends in what is now a global market and to present in a rapid and flexible way clothing collections that simultaneously reflect international fashion and the Benetton style. This also includes the research and selection of raw materials so that we can present not only classic, high quality natural fibres, but also innovative fabrics that are able to combine quality, convenience and cost factors in response to market demands.

The Company is strongly committed to continuous technological and design innovation of its products. Each year the product range is supported by new models and accessories in order to address new consumer demands and suggest new solutions for innovation sensitive customers. Benetton's cost of research and development are included in its production costs and are not separately recorded.

In addition, in the past three years, Benetton's approximately 350 researchers have been mainly dedicated to transferring to nature fibres the easycare and easywear characteristics of synthetics. This allows, for instance, the easy ironing of such garments like jackets or no ironing of shirts and skirts. Benetton's staff is involved in finding new fabrics as well as new processes to give consumers innovative products which respond and anticipate today's needs. Some examples are represented by the new "one size" Undercolors lines developed in collaboration with Nylstar (the first European producer of polyamide threads) which utilize a truly revolutionary fiber, Meryl (r)SkinlifE (a bacteriostatic, which is a fiber that maintains the natural level of bacteria presence on the skin, regardless of activity levels).

On the sports side, Playlife launched a new creation of unisex stretch shoes called Playstretchy. Thanks to innovative construction techniques devised and developed by Playlife, Playstretchy is the first shoe that automatically gets longer, wider or roomier, molding itself to perfectly adapt to variations in the shape of the foot during the day. This is made possible by a new sole made of separate segments that move according to need, getting longer, wider, adjusting their position. The upper material is made of a special stretch material with the appearance of shiny or aged leather or suede, depending on the model.

Benetton's attention to everyday consumer needs is also demonstrated by its co-operation with Ace (part of the Procter & Gamble group), for testing bleach effects on colors and fibres. This venture has evolved into a co-marketing advertising campaign.

 > Patents and licenses

Benetton owns several trademarks covering its brand names at national, regional and international level. Benetton is also the owner of various national, regional and international patents and/or design models, which are mostly aimed at protecting technical and design solutions concerning clothing/footwear and related accessories. In order to defend and preserve its intellectual property rights, the Group has turned to trademark and patent protection from time to time. Benetton also used to license its intellectual property rights to third parties for the production of clothing/footwear and related accessories in certain countries and for the distribution of products worldwide.

 D. Trend information

> Recent developments

In the first quarter of 2004, net sales amounted to Euro 381 million. As a result of two significant factors influencing the sales trend: the sale of the sports equipment business in the first six months of 2003 and the persistently unfavorable trend in certain foreign currencies' exchange rate during the first quarter of the 2004, it is not possible to provide a meaningful comparison on the basis of financials available between the first quarter 2004 and the same period in 2003. The decrease in sales was due to the disposal of the sports equipment business for approximately Euro 60 million, while the exchange rate's effect on sales for the period came to more than Euro 8 million (2.2% of net sales). Without these two factors, the Group's revenues would have increased by 1.4% on the same period of 2003.

Sales by the casual segment were up slightly as compared to the first quarter 2003, with an increase net of the exchange rate's effect of 2.1%; the number of garments sold rose by 4.4%.

In the sports segment, the net decrease in sales amounts to Euro 57 million in the first quarter of 2004 and results mainly from the sale of the sports equipment business as well as the trend in sportswear, which rose by Euro 3 million.

Sales in the manufacturing sector fell by 19.1% (Euro 5 million), reflecting the general state of the market.

In the first quarter of 2004, consolidated cost of sales decreased in absolute terms by Euro 42 million, mainly because of the elimination of the costs associated with the sports equipment business.

The Group's gross operating income amounted to Euro 171 million in the first quarter 2004, which is 44.9% of sales, compared with 43.2% in the first quarter of 2003; it decreased by Euro 21 million, which was attributable almost entirely to the sale of sports equipment business. The casual segment had a positive impact on this percentage trend, while in absolute terms it was substantially in line with first quarter 2003, despite the unfavorable exchange rate effect which resulted in a loss of Euro 5 million. The "other segments" declined both in absolute terms and as a percentage of sales.

Selling and general expenses, at Euro 126 million, 33% of sales, were down by 8.9% as compared to the first quarter of 2003. Commission expense is down by Euro 1.5 million, mainly as a result of selling the sports equipment business. Advertising and sponsorships fell from 5.6% to 3.6% of sales as a result the careful management of these costs and the elimination of certain commitments related to the sports equipment sector.

The ratio of payroll costs to sales increased from 7.3% in first quarter 2003 to 7.5% in the first quarter 2004; in absolute terms, the decrease was due to the disposal of the sports equipment business. Depreciation and amortization were substantially in line in absolute terms, though as a percentage of sales they rose from 4.4% to 5%.

Operating costs increased from first quarter 2003, mainly because of the higher rents that the commercial network has to pay.

Income from operations amounted to 11.9% of sales in the first quarter 2004 compared with 12.1% in first quarter 2003, an absolute change of approximately Euro 9 million, attributable to the casual wear segment for Euro 4 million and to the sports segment for Euro 5 million; the impact of the currencies' exchange rate effect was negative approximately for around Euro 2 million.

The net effect of foreign exchange management was more or less neutral because of a slight recovery in exchange rates during the period, while the overall exposure in foreign currency was reduced by the sale of the sports equipment business.

Net financial charges decreased as a percentage of sales, reflecting lower interest rates and a lower level of average net financial position.

Net income amounted to Euro 28 million (7.3% of sales), compared with Euro 25 million (5.5% of sales) in first quarter 2003.

 > Strategic outlook

Faced with cautious consumer spending, in particular in the clothing textile sector, and in line with forecasts presented in December in the Group's 2004-2007 Guidelines, gross operating and operating margins at year end 2004 are expected to be substantially in line with those at year end 2003. Turnover, no longer including activity associated with the sports equipment business, is currently expected around Euro 1,800 million. Net income is expected to be around 7% of turnover. Revenues in the casual segment are expected to be around Euro 1,580 million.

Self-financing at the end of 2004 is forecast to be substantially the same as in the 2003 financial year, as is the net financial position, despite the tax payment linked to the corporate reorganization. Investments in 2004 are forecast to be at around Euro 100 million, focused mainly on the expansion of the sales network.

> 2004-2007 Guidelines

The guidelines envisage a revenue target in 2007 of Euro 2,187 million, with overall growth for the period 2003-2007 of about 18%. The increase in revenues derived from the casual sector in the four-year period will be determined, in particular, by the development of the commercial network, the increase in the efficiency of the commercial network and the mix of products and brands (including the accessories and licenses).

Consolidated gross margin for 2007 is targeted to be around 45% of revenues, with an increase for the period 2003-2007 of more than 22%. The gross margin for the period is expected to be influenced principally by the significant reductions in industrial costs, mainly linked to the process of delocalization of manufacturing activities in Europe.

Consolidated EBIT margin is expected to reach almost 15% of revenues in 2007 with a growth of almost 40% forecasted for the period 2003-2007. The expected increase in EBIT is based on the good operational leverage of the Group's business model, in other words the ability to convert growth in revenues into a more than proportional EBIT growth.

Overall investments in the period 2003-2007 are expected to reach Euro 430 million. It is currently expected that approximately half of the total investments will be dedicated to the commercial network (store concepts, refurbishment of stores and new openings), over Euro 90 million will be invested in operations in connection with the completion of manufacturing cycles and logistic hubs and over Euro 50 million in IT systems in connection with updating planning and forecasting systems and implementing in-store systems.

A notable decrease in net debt is currently forecast: year-end 2003 net debt was Euro 468 million, which is expected to decrease to Euro 164 million by year-end 2007; free cash flow from operations is currently expected to almost double by year-end 2007 to Euro 219 million.

 E. Off-balance sheet arrangements

The Group has entered into certain off-balance sheet arrangements in the form of:

- guarantees to third parties;

- sale and purchase commitments.

"Guarantees" include a guarantee in the amount of approximately Euro 3 million given as security for the payment of lease installments to a customer by Bencom S.r.l. in connection with the use of assets of a retailer located in Foggia (Italy). At the end of the 2003, the Parent Company issued a guarantee on behalf of Benetton Retail (1988) Ltd. for any damages that might occur during the refurbishing of a building in London.

"Sales commitments" refer principally to an option to sell for Euro 1 million business located in Cesena (Italy) . The option can be exercised up until June 30, 2004.

Purchase commitments relate to:

- commitments to refurbish stores in France for a total of Euro 3 million expired in April 27, 2004;

- commitments to buy plant and machinery and construction works at a plant in Tunisia that will be concluded within the end of 2004 and amounted approximately to Euro 4 million.

 F. Tabular Disclosure of Contractual Obligations

The following table sets forth the contractual obligations of the Group for the periods indicated:

	Payments due by period in millions of Euro
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	803,837	1,567	301,660	500,373	236
Capital (Finance) Lease Obligations	26,811	4,977	10,391	9,109	2,335
Operating Lease Obligations	575,514	59,807	119,221	102,558	293,928
Purchase Obligations	6,895	6,895	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	1,413,057	73,246	431,272	612,040	296,499

Part of the "Operating Lease Obligations" are related to locations which are sub-leased to third parties running the retail operations.

Item 6: Directors, Senior Management and Employees

A. Directors and senior management

The Company's articles of association provide for the Company's Board of Directors to consist of a minimum of 3 and up to a maximum of 11 directors. Directors may be appointed for a period not exceeding 3 years and may be re-elected.

The Company's Board of Directors in office as at December 31, 2003 comprises of 11 directors as set forth below.

Name and Surname	Date of birth	First elected	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Managing Director
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Alessandro Benetton	03.02.1964	1998	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Sergio De Simoi	05.23.1945	2003	Director

Luciano Benetton, Gilberto Benetton and Carlo Benetton are brothers; Giuliana Benetton is their sister; Alessandro Benetton is Luciano Benetton's son. Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are the founders of the Company.

Mr. Silvano Cassano began his professional carrier at Hertz in Italy in 1978 and after a period with American Express in Rome and then with Dial, he was asked to return to Hertz in 1990 as head of the Italian market. In 1999 he became General Manager Europe, handling in particular Hertz's relaunch in the British and German markets. From 2000, he directed the entire financial services sector for Fiat Auto, firstly as Managing Director of Fidis and later, from 2002, as Chairman of the Consumer Services Business Unit.

Mr. Sergio De Simoi served as C.F.O. of Edizione Holding S.p.A. from 1989 to 2001. He has an economics degree from Ca' Foscari University in Venice. He is a board member of Autostrade S.p.A., 21 Investimenti S.p.A., Schemaventotto and other Edizione Holding S.p.A. foreign associated. In the past he has been C.F.O. in Chiari & Forti S.p.A. and Stefanel S.p.A.

Mr. Reginald Bartholomew has served as Director since 1999. Prior to becoming a Vice Chairman at Merrill Lynch, he had served in the United States government for almost 30 years in various capacities in the White House and the Secretaries of State and Defence. He was United States Ambassador to Italy during the first term of President Clinton.

Mr. Alessandro Benetton, the son of Mr. Luciano Benetton, joined the Group as Director in 1998. After graduating from Boston University, he received a master's degree in Economics and Business at Harvard University.

He is the Chairman of 21 Investimenti S.p.A. and a member of the Board of Directors of Edizione Holding S.p.A., Autogrill S.p.A. and Banca Nazionale del Lavoro.

Mr. Luigi Arturo Bianchi has served as Director since April 28, 2000. He received his degree in law, summa cum laude, from Milan University. He is a professor of commercial law at Bocconi University in Milan. As a lawyer at the law firm of Bonelli Erede Pappalardo in Milan, he advises clients, in particular, with respect to corporate matters, bankruptcy proceedings and banking law. He is a member of the Control Committee of the Borsa Italiana S.p.A., of the Board of Directors of Banca Nazionale del Lavoro S.p.A., of the Editorial Committee of the legal magazine "Rivista delle Società" and of the Scientific Committee of the journal "Legal Control of Accounts".

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

The term of the current members of the Board of Directors expires at the general meeting when the Company's shareholders approve the financial statements for the year ending December 31, 2004.

 The executive officers of the Company, as of December 31, 2003, are set forth below (in alphabetical order).
Name	Date of birth	Since	Responsible for
Pierluigi Bortolussi	08.29.1946	1983	Chief Corporate Affairs and Tax Officer until December 2003.
Biagio Chiarolanza	07.17.1962	2001	Administration and Control Officer; C.O.O., Chief Operation Officer since June 2004.
Pier Francesco Facchini	08.04.1967	2003	C.F.O., Chief Financial Officer.
Valter De Santis	09.21.1956	1999	Logistics Officer.
Maximo Ibarra	12.13.1968	2003	Marketing and Strategies Officer until February 2004.
Giovanni Andrea Manzoni	10.21.1957	2003	C.P.O., Chief Production Officer until May 2004.
Adolfo Pastorelli	09.27.1956	2003	C.I.O., Chief Information Officer.
Ariodante Valeri	10.03.1955	2003	Commercial Officer until November 2003.
Amerino Zatta	03.22.1947	1999	Casual Production Officer.

Ariodante Valeri (Commercial Officer) resigned in November 2003; Pierluigi Bortolussi retired from Chief Corporate Affairs and Tax Officer in December 2003. Maximo Ibarra (Marketing and Strategies Officer) resigned in February 2004 and Giovanni Andrea Manzoni in May 2004.

Pier Francesco Facchini was, prior to joining Benetton, at FIAT Auto where, between 2001 and 2003, he held the position of C.F.O. for the Business Unit Customer Services, including Fidis, Targasys and Renting Group of companies. He obtained a degree in Business Administration at the Bocconi University in Milan.

Biagio Chiarolanza has been C.O.O., Chief Operation Officer of Benetton Group SpA since June 2004. He began his professional career at Arthur Andersen. In 1994, he joined Benetton Group where, recently, he held the position of executive director in Hungary, Tunisia and Croatia. He has an economics degree from Ca' Foscari University in Venice.

Valter De Santis is presently the Logistics Director. Since 1988, he has been in the Logistics Department of Benetton Group SpA where he held several key positions.

From 1982 in Electrolux, first as after-sales service manager and later on as Distribution Manager in the Logistics Department. He obtained a degree in Mechanical Engineering at the University of Rome.

Adolfo Pastorelli was, prior to joining Benetton, at KPMG Business Advisory Services where, between 2001 and 2003, he held the position of Senior Manager for the Information Technology Business Unit. He obtained a degree in Chemical Engineering at the Sapienza University in Rome.

Amerino Zatta joined Benetton Group in 1968. During his years at Benetton, he served as managing director in several subsidiaries. He is currently C.E.O. in Hungary, Chairman and C.E.O. in Croatia and Casual Production Officer in Benetton Group SpA.

B. Compensation

Aggregate compensation paid in 2003 by the Company to its directors and executive officers as a group (21 people) was approximately Euro 9,849 million (approximately Usd 12,375 million). The compensation on an individual basis of the directors is disclosed in Item 17 "Financial Statements", note 26. No compensation related to 2003 results was paid to directors and executive officers pursuant the Company's Management Incentive Plan. The aggregate compensation amount mentioned above excludes the provision for termination indemnities required by Italian law, a part of every employee's normal remuneration, the payment of which is deferred until the date of termination of employment. The amount of the termination indemnities, which are payable in full regardless of the reasons for the termination of service, is determined by an employee's length of service and the overall rate of his latest annual remuneration. The provision for termination indemnities is charged to expenses on an accrual basis. There are no provisions for pension or other retirement benefits for directors or officers.

C. Board Practices

> Board of Directors. Directors. During 2003, the Board of Directors held nine meetings during which they reviewed and approved the guidelines for the Group's operations, proposed changes to the organization and general policies regarding the management of human resources, proposals for the reorganization of the corporate structure, the business trends, extraordinary operations, and the quarterly and half-year results. During these meetings, the executive officers of the Company fully informed the Company's Board of Directors and the Company's Board of Statutory Auditors concerning any atypical or unusual transactions or transactions with related parties. The Board of Directors also paid particular attention to the periodic reports prepared by the Company's Internal Audit Committee regarding its activities including, among other things, an evaluation of the adequacy of the internal audit system.

Directors are provided a reasonable time prior to board meetings with the documentation and information that they need for making decisions with adequate background knowledge of the matters in question.

The current system of powers granted by the Board of Directors and the information procedures adopted by the Company ensure that all transactions of major economic and financial importance are submitted for Board approval.

- Directors. In compliance with the Company's by-laws the current Board of Directors, which remains in office until the shareholders' meeting to approve the financial statements as of December 31, 2004, is made up of 11 Directors.

The Chairman, Luciano Benetton, has power to represent the Company and to carry out all acts that are pertinent to the Company's activities, with limits on certain categories of acts.

The Company's Managing Director, Silvano Cassano, has power to carry out acts relating to ordinary administration, as well as certain acts of extraordinary administration, subject to limits.

None of the other members of the Board of Directors have executive powers.

There are seven non-executive directors (namely Carlo Benetton, Gilberto Benetton, Giuliana Benetton, Reginald Bartholomew, Luigi Arturo Bianchi, Sergio De Simoi and Ulrich Weiss) and of these, three (namely Reginald Bartholomew, Luigi Arturo Bianchi and Ulrich Weiss) are "independent" from the owners and from corporate management, as prescribed by the Italian Code of Conduct for Listed Companies, while all actively participate in the Board's activities.

The Managing Director, Silvano Cassano, and Sergio De Simoi joined the Board of Directors on May 12, 2003. Luigi de Puppi de Puppi and Angelo Tantazzi were members of the Board of Directors up until May 12, 2003.

Since May 12, 2003, Giuliana Benetton and Carlo Benetton, both Board members, have not had executive and representative powers.

There are no directors' service contracts containing clauses providing benefits upon termination.

The following table lists Company's directors who also hold offices in other non-group companies, also indicating the offices held. The table includes Company's directors appointed in the Shareholdings' Meeting on May 12, 2004.
Director	Office	Company
Luciano Benetton	- Director	Prada Holding N.V., 21 Investimenti S.p.A., Edizione Holding S.p.A.
Carlo Benetton	- Deputy Chairman	Edizione Holding S.p.A.
	- Director	Tecnica S.p.A.
Gilberto Benetton	- Chairman	Autogrill S.p.A., Edizione Holding S.p.A.
	- Deputy Chairman	Telecom Italia S.p.A.
	- Director	Banca Antoniana Popolare Veneta S.p.A., Mediobanca S.p.A., HMS Host Corp., Lloyd Adriatico S.p.A., Autostrade S.p.A., Beni Stabili S.p.A., Abertis Infraestructuras S.A., Pirelli & C. S.p.A.
Giuliana Benetton	- Director	Edizione Holding S.p.A.
Alessandro Benetton	- Chairman and Managing Director	21 Investimenti S.p.A., 21 Investimenti Partners S.p.A.
	- Chairman	21 Partners S.G.R. S.p.A.
	- Director	Edizione Holding S.p.A., Autogrill S.p.A., Sirti S.p.A., Permasteelisa S.p.A., B.P.VI. Fondi S.G.R. S.p.A., 21 Centrale Partners S.A.
Reginald Bartholomew	- Director	Pirelli & C. Real Estate S.p.A.
Luigi Arturo Bianchi	- Director	Anima S.G.R. S.p.A., Assicurazioni Generali S.p.A.
Luigi de Puppi de Puppi	- Chairman	Veneta Factoring S.p.A.
(in office until May 12th, 2003)	- Director	Ferriere Nord S.p.A., Società Editoriale FVG S.p.A., Banca Friuladria S.p.A., S.I.P.A. S.p.A.
Gianni Mion	- Deputy Chairman	Tim S.p.A.
	- Managing Director	Edizione Holding S.p.A., Schemaventotto S.p.A.
- Director

21 Investimenti S.p.A., Autogrill S.p.A., Autostrade S.p.A., Banca Antoniana Popolare Veneta S.p.A., Olimpia S.p.A., Telecom Italia Media S.p.A., Telecom Italia S.p.A., Fondazione Cassa di Risparmio di Venezia

Sergio De Simoi	- Statutory Auditor	Olimpia S.p.A.
(in office since May 12th, 2003)	- Director	Autostrade S.p.A., Schemaventotto S.p.A., 21Investimenti Partners S.p.A., 21 Investimenti S.p.A.
Angelo Tantazzi (in office until May 12th, 2003)	- Chairman	Borsa Italiana S.p.A., Monte Titoli S.p.A., Fondazione Cassa di Risparmio di Carrara
	- Deputy Chairman	Casa Editrice il Mulino
	- Director	Banca Popolare dell'Emilia Romagna
Ulrich Weiss	- Director	Ducati Holding S.p.A., HeidelbergCement AG (Heidelberg), Continental AG (Hannover), Bego Medical AG (Bremen).

 > Executive Committee. An Executive Committee was set up in September 2003, chaired by the Chairman of the Board of Directors and with the Managing Director, Silvano Cassano, and Company's directors, Alessandro Benetton and Gianni Mion, as members.

Executive Committee meetings are also attended by the Board of Statutory Auditors and the Chairman of the Internal Audit Committee, neither with the right to vote.

One of the Executive Committee's tasks is to define, based on proposals by the Managing Director, the Company's and the Group's industrial and financial plans, strategies, the annual budget and interim adjustments for subsequent submission to the Board of Directors.

The Executive Committee also reviews and approves investment and divestiture plans of particular importance, the granting of loans and the giving of guarantees, and analyzes the most significant issues relating to the Company's performance, which in turn enables the Board of Directors to comply more effectively with its legal obligations.

The Executive Committee met twice during 2003.

> Board of Statutory Auditors. The Company's Board of Statutory Auditors plays an essential supervisory role in its management. Among other responsibilities, they make sure the Company complies with applicable law and its Articles of Association and verify the keeping of its accounts. In addition, under its Articles of Association, the Company's Board of Directors regularly reports to its Board of Statutory Auditors on its activities and on the Company's significant financial transactions, including transactions which might involve a conflict of interests. The Company's Board of Directors makes these reports at least once every three months.

Under Italian law, although the Company's statutory auditors meet at least once every three months, they can proceed at any time, either as a group or individually, with acts of inspection and supervision. The Company's statutory auditors also attend meetings of the Company's Board of Directors and shareholders meetings. The general meeting of the Company's shareholders sets the remuneration of its auditors at the time of their appointment. Under the Company's Articles of Association, meetings of its Board of Statutory Auditors may be called at any time by at least two auditors, and its Board of Statutory Auditors may call a shareholders' meeting or a meeting of its Board of Directors.

The Company's Board of Statutory Auditors consists of three standing members and two alternates (as per article 2397 of Italian Civil Code). The members of the Board of Statutory Auditors currently in office are Mr. Angelo Casò, Mr. Filippo Duodo and Mr. Dino Sesani. The two alternate auditors are Mr. Antonio Cortellazzo and Mr. Marco Leotta. Auditors serve a term of three years, and can be re-appointed. Under Italian law, auditors can only be removed for cause. At least one standing auditor and one alternate auditor must be selected from those enrolled in the Register of Public Accountants and have reviewed the Company's accounts for a period of not less than three years. The other members of the Board of Statutory Auditors, who do not possess the above mentioned requirements, must have acquired at least three years of experience in administration and financial control or professional services, teaching or managing positions in fields strictly related to the Company activities, specifically listed in the Articles of Association. The Company's Articles of Association sets forth the process for the appointment of its auditors, which takes place on the basis of lists that shareholders who, in the aggregate, own more than 2% of the Ordinary Shares present at a general meeting. Accountants who already hold positions as auditors in more than five other companies listed in regulated Italian markets of listed companies may not be appointed as auditors. The Company's Articles of Association also details procedures, based on these lists, for the replacement of auditors in the event a vacancy arises.

Under Italian law, the Company's auditors must take any shareholder complaint into account in their report at the Company's shareholders meeting. If shareholders representing at least 5% of the Company's share capital submit a complaint, its Board of Statutory Auditors must promptly investigate the complaint and submit their findings and recommendations at its next general meeting. The Company's Board of Statutory Auditors must call a general shareholders' meeting immediately if the findings show that an urgent necessity to take action.

The Board of Statutory Auditors is made up of:

- Angelo Casò - Chairman;

- Filippo Duodo - Auditor;

- Dino Sesani - Auditor;

- Antonio Cortellazzo - Alternate Auditor;

- Marco Leotta - Alternate Auditor.

 All members of the Board of Statutory Auditors were appointed on May 14, 2002 and will remain in office up to the shareholders' meeting that approves the 2004 financial statements.

The members of the Board of Statutory Auditors are appointed in accordance with the criteria laid down in art. 148 of the D.Lgs. 58/1998, which are reflected in art. 19 of the Company's Articles of Association. They are appointed on the basis of voting lists that are prepared by shareholders and deposited at the Company's head office prior to the shareholders' meeting, accompanied by an adequate description of each candidate's personal and professional characteristics.

There is no auditor on the Board of Statutory Auditors representing the minority shareholders, as they did not present a voting list.

The Board of Statutory Auditors met eight times during 2003.

> Direction and coordination function in accordance with arts. 2497 et seq. of the Italian Civil Code. In January 2004, all of the Italian subsidiaries wholly owned, directly or indirectly, by Benetton Group S.p.A. made the announcements required by art. 2497-bis of the Civil Code, recognizing the direction and coordination function performed by the Parent Company, Benetton Group S.p.A.

> Compensation Committee and Committee for Proposed Appointments of Directors. For fiscal year 2003, compensation for individual directors was established by the Board of Directors, as indicated in the Note to the Consolidated Financial Statement of the Benetton Group, following the determination of the aggregate compensation for the Board of Directors by the Shareholders at the General Meeting in accordance with the By-laws.

In implementation of the Code of Conduct for Listed Companies and with the duties mentioned therein, the Board of Directors re-elected as members of the Remuneration Committee for 2003, Reginald Bartholomew, Ulrich Weiss and Gianni Mion.

The Board of Directors set up a Compensation Committee with the tasks indicated by the Code of Conduct for Listed Companies; in the absence of the Directors involved, the Compensation Committee makes proposals pertaining to the compensation of the Managing Director and the members of the Board of Directors and of the Directors with specific assignments. Moreover, the Compensation Committee, following the instructions of the Managing Director, fix the criteria for the compensation of Benetton's top management. In connection with this, the Compensation Committee may engage external advisers.

As prescribed by the Italian Code of Conduct for Listed Companies, during 2003, the Compensation Committee evaluated the recommendation made by the Board of Directors that the Company should take better advantage of the considerable experience gained by the Directors Giuliana Benetton and Carlo Benetton in the many years that they have worked for the Company and the Group, concluding that they ought to be given a special task within their respective areas of competence.

The Board of Directors does not consider it necessary to set up a nominating committee for board appointments, given the current composition of the Company's shareholders.

Directors are nominated on the basis of a single voting list prepared by shareholders which is deposited at the Company's head office prior to the shareholders' meeting, accompanied by a detailed description of the candidates' personal and professional characteristics.

> Internal Audit. Internal Audit Committee. The Company's Internal Audit Committee is made up of three non-executive directors, two of whom are independent. From May 12, 2003, it consists of Ulrich Weiss, Luigi Arturo Bianchi and Sergio De Simoi.

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

- verify, together with the head of the administrative function and the independent auditor, the adequacy of accounting principles;

- assess, together with the head of the administrative function and the internal auditor, proposals submitted by independent auditing firms for assignment of the independent audit, making a recommendation for assignment of the task that the Board of Directors has to submit to the shareholders' meeting;

- evaluate the results presented in the independent auditor's report.

The Committee met four times during 2003 under the chairmanship of Ulrich Weiss and with the participation of the entire Board of Statutory Auditors, in conformity with the regulations adopted by the Company.

The functionality and adequacy of the internal audit system were assured by the Board of Directors, with the help of the Head of Internal Audit, Roberto Taiariol, coordinating the specific corporate function.

Organization and information systems were found to be able to assure, also as regards to subsidiaries, monitoring of the administrative and accounting system and of the central and decentralized organizational structure. Work continued on mapping of risks concerning all Group companies' businesses, as did operational and budget control of individual businesses and auditing of internal auditing systems by outside auditors. Non-executive directors, the Board of Statutory Auditors, and the independent auditing firm all received adequate information in this respect.

During 2003, the Internal Audit Committee prepared the "Organizational and Operational Model" required by D.Lgs. 231/2001 (administrative responsibility of companies).

On September 11, 2003, the Board of Directors formally adopted this model, which consists of:

- a Code of Ethics (in line with the new rules);

- operating procedures and reporting systems;

- internal supervisory and monitoring body;

- a disciplinary system.

It is currently intended that the Organizational and Operational Model will be gradually adopted by all Group companies.

> Handling of Confidential Information. All confidential information is managed by the Managing Director, upon consultation with the Chairman of the Board of Directors. Together, the Managing Director and the Chairman of the Board of Directors also ensure that controls are carried out with regard to the classification of confidential information in accordance with current legislation.

The Managing Director supervises legal compliance with respect to proper disclosure of information relating to the Company and, to this end, arranges and co-ordinates all suitable action by the various internal structures.

The Board of Directors approves all press releases relating to resolutions on the year's financial statements, the interim report, and the quarterly report, as well as extraordinary decisions that are subject to the approval of the Board of Directors.

All communications to and relations with the press, institutional investors and individual shareholders are conducted by the Media and Communications Department and the Investor Relations Department, respectively.

Implementing the "Regulation for Markets Organized and Managed by Borsa Italiana S.p.A." (Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana S.p.A.), the Board of Directors officially adopted since fiscal year 2002 the "Code of Conduct for Internal Dealing". This is designed to regulate obligations of notification and disclosure concerning transactions undertaken in financial instruments issued by Benetton Group S.p.A. by those persons defined by the Code as "important persons".

The notification obligations imposed by the Code on the "important persons" envisage tighter timing and involve wider categories of subjects and securities than does the Regulation of Borsa Italiana S.p.A. Since Benetton shares are also listed on the Frankfurt stock exchange, the Code of Conduct also implements the obligations of notification and disclosure envisaged by the Wertpapierhandelsgesetz - WpHG law (Securities Trading Act), Section 15a, introduced by the 4 Finanzmarktforderungs (Fourth Financial Markets Promotion Act).

> Relations with Institutional Investors and with other Shareholders. The Investor Relations Department ensures management of relations with financial analysts, institutional investors and individual Italian and foreign shareholders. Among other things, this Department co-ordinates activities with members of the financial community.

This Department is responsible for insuring compliance with the criteria of fairness, clarity and equal access to information contained in the "Market Information Guide" drafted by Borsa Italiana S.p.A., making available at the Investor Relations section of the Company's website (www.benetton.com) ample documentation and information concerning the Company, with particular reference to price sensitive information.

The following documents, among others, are available on the Company's site: the Articles of Association, the Code of Conduct for Internal Dealing, the Organizational and Operational Model, the Rules of Conduct in Related Party Transactions, the Code of Ethics, press releases, quarterly and half-year reports, etc.

This annual report on Form 20-F will also be available on our website www.benetton.com under the heading Investor Relations.

D. Employees

At December 31, 2003, the Group employed 6,949 persons as compared to 7,284 and 7,666 at December 31, 2002 and December 31, 2001, respectively.

Approximately 4,795 people were employed in Italy. At the end of 2003, about 12.1% of them were members of labor unions. None of the Company's facilities in Italy are operated on a "closed shop" basis. Management considers the Company to have good labor relations and the Company has not experienced work stoppages that have had a material impact on its operations.

In Italy, collective bargaining agreements for blue collar workers and for white collar employees below management level are negotiated between unions and national associations of the companies within a particular industry. The most recent agreement regarding "Sistema Moda Italia" (broadly corresponding to the textile industry), which covers most of the Group's employees in Italy, was signed in 2000. The agreement, which will expire on December 31, 2004 with respect to its economic and regulatory provisions, increased the cost of labor on average about 1.4% in 2003 compared to 2002.

The decrease in the number of employees in 2003 is mainly related to the sports sector reorganization.

Casual Sport Other Business Total
	Full time	Part time	Full time	Part time	Full time	Part time	Full time	Part time
Italy	2,090	99	32		1,829	44	3,951	143
Europe	1,026	539	198		5	5	1,229	544
America	78	45					78	45
Rest of the World	804	139	16				820	139
Total	3,998	822	246		1,834	49	6,078	871

For "Other Business" the split is made considering the legal entities included in this category.

E. Share ownership

Luciano, Gilberto, Giuliana and Carlo Benetton, each a member of the Board of Directors, indirectly hold equal interests in the entire share capital of Edizione Holding S.p.A., the parent company of Benetton Group S.p.A. and joint owner with Ragione S.A.p.A. di Gilberto Benetton e C. of 69.347% of its share capital.

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

As indicated in the statements received, during 2003 no other equity investments in the Company have been held by its other directors and statutory auditors, except those indicated in the table below:
	Number				Number
	of shares				of shares
	held as of		Shares	Shares	held as of
Name	December	Company in which	Acquired	sold	December	Basis of
and surname	31, 2002	shares are held	during 2003	during 2003	31, 2003	ownership

Gilberto Benetton	45,000	Benetton Group S.p.A.	-	-	45,000	property
Alessandro Benetton	400	Benetton Group S.p.A.	3,600	-	4,000	property
Ulrich Weiss	3,500	Benetton Group S.p.A.	-	-	3,500	property
Dino Sesani	436	Benetton Group S.p.A.	-	436	-	property

There are currently no stock - option plans involving the Company's shares.

 Item 7: Major Shareholders and related party transactions

A. Major Shareholders

The following table sets forth as of May 6, 2004 ownership in excess of 5% of the outstanding registered voting securities of the Company:

Title of class	Identity	Shares owned	Percentage
Ordinary Shares	Edizione Holding S.p.A.	121,905,639	67.144%	(1)

(1) As reported by the shareholder to CONSOB (the Italian securities regulatory authority).

Edizione Holding S.p.A. is a private Italian holding company wholly owned by the Benetton family, with its corporate headquarter and main office in Treviso, Italy. There have been no changes in the percentage ownership held by Edizione Holding S.p.A. during the past three fiscal years. In light of Edizione's ownership of Ordinary Shares and the director and executive officer positions held by certain members of the Benetton family, Edizione Holding S.p.A . and the Benetton family control the Company.

The major shareholder, Edizione Holding S.p.A., has the same voting rights as those of other holders of Ordinary Shares or ADS holders.

The breakdown of ownership by shareholder nature and by the size of shareholding is highlighted in the following tables:
Shareholders by class	%
Edizione Holding S.p.A. and Ragione S.A.p.A. di Gilberto Benetton e C. (2)	69.347
Institutional investors and banks	23.830
Individuals and others	6.823

(2) Ragione S.A.p.A. is the controlling shareholder of Edizione Holding S.p.A.

To the best of the Company's knowledge, to date there are no arrangements which may result in a change of control of the Company.

In July 1998, Edizione Participations S.A. (formerly Edizione Finance S.A.), a Luxembourg-based subsidiary of Edizione Holding S.p.A., issued a five-year bond worth a total of Lire 600 billion (around Euro 310 million). It was convertible (between July 2000 and July 2003) into shares of the Company. A total of 11,214,953 shares, equivalent to approximately 6.177% shares in Benetton Group S.p.A.'s share capital were made available to service this bond. Conversion from bonds to shares could be exercised if stock price exceeded Euro 27.63. As a consequence, no conversion was made.

 B. Related party transactions

The Benetton Group had limited trading dealings with other subsidiaries of Edizione Holding S.p.A. (the Parent Company) and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis and with the utmost transparency. Other costs in the table below mainly refer to services.

The relevant totals appear below:
	Year Ended December 31,
(thousands of Euro)	2001	2002	2003
Accounts receivable	5,248	1,614	1,198
Accounts payable	199	867	11,049
Purchases of raw materials	3,599	3,725	3,432
Other costs and services	14,261	13,031	13,863
Sales of products	1,713	76	76
Revenue from services and other income	19,851	773	776

> Interest of management in certain transactions

The Group has engaged in certain transactions, mainly relating to manufacturing activities, with companies directly or indirectly controlled by, or under the influence of, managers serving within the Group. The Company's management believes that the terms and conditions of those transactions to be no less favorable than those which would otherwise have been available from unaffiliated third parties. The total value of such transactions was not, in any case, material in relation to the Group's total production cost. No director, executive officer, or shareholder is a debtor of the Group.

Item 8: Financial information

> Consolidated statements and other financial information

Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in the United States and Italy. For a discussion of the principal differences between Italian GAAP and U.S. GAAP relevant to Benetton, please see Note 30 to the consolidated financial statements included elsewhere in this Form 20-F. A consolidated balance sheet is presented for fiscal 2003 and 2002 along with a consolidated statement of income, statement of cash flow and statement of change in shareholders' equity which are presented for fiscal 2003, 2002 and 2001. Reference is made to Item 17 for detailed financial information.

> Percentage of export sales

The Group sells in about 120 countries all over the world. In 2003, sales outside Italy amounted to Euro 945 million corresponding to 51% of the total revenues of the Group. In 2003, sales outside the Euro zone amounted to Euro 511 million corresponding to 27% of total revenues.

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

On May 27, 1998, shareholders at the Extraordinary Shareholders' Meeting resolved to split the Company's Ordinary Shares. Therefore the Ordinary Shares' par value (Italian Lire 500 as of December 31, 1997) became Italian Lire 50 resulting in a holder of Ordinary Shares being entitled to receive ten Ordinary Shares for each Ordinary Share owned. Subsequently, the nominal value per Ordinary Share was increased to Italian Lire 250 by the transfer of a portion of the share premium reserve to share capital. As a result of such transactions, effective June 22, 1998, each ADS represented 20 Ordinary Shares.

As a result of implementing the resolution of the Extraordinary Shareholders' Meeting of May 8, 2001 and effective May 21, 2001, the Company's share capital has been converted into Euro and immediately after have been reverse split (every ten old shares correspond to one new share). As a consequence, the Company's share capital is now represented by 181,558,811 new Ordinary Shares of Euro 1.30 of nominal value for a total share capital of Euro 236,026,454.30. In line with the reverse split in the Ordinary Shares the ratio between ADSs and shares has been changed from 1 ADS = 20 Ordinary Shares, to 1 ADS = 2 new Ordinary Shares.

As of December 31, 2003, the Company's share capital amounted to Euro 236,026,454.30 divided into 181,558,811 Ordinary Shares of Euro 1.30 each.

ADSs are evidenced by American Depositary Receipts (ADRs) issued by Morgan Guaranty Trust Company of New York, as Depositary, pursuant to a Deposit Agreement dated May 31, 1989 between Morgan Guaranty Trust Company of New York and the Company (the "Deposit Agreement"). As of the dividend payment date of May 24, 2004, there were 1,508,574 ADSs outstanding in the United States, representing 3,017,148 Ordinary Shares (1.7% of the total number of outstanding Ordinary Shares). At that date, there were 96 U.S. registered holders of ADSs. In 2003, almost all securities of the Company were traded on the Milan's Stock Exchange.

Benetton's market capitalization increased from Euro 1,543 million at the end of 2002 to Euro 1,654 million as of December 31, 2003.

The Benetton share reference price at the end of 2003 was Euro 9.11 (+7.18% compared with Euro 8.50 in 2002). The Midex index demonstrated a 27.08% increase in 2003. The capitalization at the Milan Stock Exchange at the end of 2003 totaled Euro 1,654 million. During the course of the year, average daily share trades totaled approximately 579,404. During the course of the year, the average stock price was 8.65 Euro (Euro 12.19 in 2002), remaining remarkably stable in a volatile market. In the last three years, the Benetton stock has decreased in value by 58.61%, while depreciation over the five year period 1999-2003 was 47.25%.

The table below sets forth the high and low closing prices for the Ordinary Shares on the Telematico and the high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated:

Ordinary Shares Telematico (1) ADSs NYSE
	Euro		Usd
	High	Low	High	Low

1999	23.22	13.54	46.56	30.88

2000	24.12	18.65	50.38	35.44

2001	22.51	9.74	42.56	17.82

2002
First Quarter	15.40	12.46	26.90	21.66
Second Quarter	15.90	11.70	28.40	23.28
Third Quarter	12.44	9.37	24.70	18.75
Fourth Quarter	11.15	8.50	22.85	16.80

2003
First Quarter	8.98	5.90	19.05	13.00
Second Quarter	9.59	6.51	22.75	14.09
Third Quarter	9.91	8.82	22.21	20.01
Fourth Quarter	11.30	8.98	27.41	21.20

December 2003	11.30	8.98	27.41	22.34
January 2004	9.16	8.33	23.50	21.11
February 2004	9.06	8.60	23.20	21.73
March 2004	9.37	8.41	23.31	20.89
April 2004	10.18	8.84	24.15	22.00
May 2004	10.09	9.01	24.81	21.97

(1) Closing prices in Euro for 1999 have been recalculated converting the Italian Lire amount by the fixed rate of Euro to Italian Lire (Euro 1.00 = Lire 1,936.27); closing prices for 2000 and previous years have been adjusted after the one for ten reverse split of the Company's common shares.

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

> Ordinary Shares

The Company's authorized and issued share capital is 181,558,811 Ordinary Shares with par value Euro 1.30 each.

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

The Company's Articles of Association require it to distribute dividends to its shareholders in proportion to the number of shares they hold. If the Company's legal reserve becomes less than one-fifth of the nominal value of its share capital, it must allocate an amount equal to 5% of its net profits to the legal reserve.

The Company usually pays dividends within 30 days of its annual general meeting. The Company pays dividends to its shareholders on presentation of their share certificates, together with the relevant dividend coupon, at the offices of any major Italian bank. The Company has arrangements for the payment of dividends in Euro with a number of banks outside Italy and foreign branches of Italian banks. The dividend payment mechanism to ADS holders is the same as the mechanism of payment to the ordinary shareholders.

> Voting rights. Shareholders are entitled to one vote for each Ordinary Share they hold. A simple majority of those present at an ordinary shareholders' meeting upon the first call can pass a resolution. With reference to the voting rights, the ADS holders are treated as ordinary shareholders.

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

> Preemptive rights. Holders of Ordinary Shares are entitled to subscribe for issuance of new shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless holders of more than 50% of the Company's shares vote to waive these preemptive rights and such waiver is necessary in the interest of the Company. There can be no assurance that holders of ADSs may be able to fully exercise any preemptive rights.

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

All shareholders who are entered in the Company's share register not later than 2 days before the day set for a meeting and those who, within the same time limit, have deposited their shares at its legal address or at the banking institutions indicated in the notice of the meeting, can participate in the meeting. Shareholders may retrieve their share certificates following the meeting.

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

In the absence of a quorum, the directors have no power to vote compensation to themselves. The Chairman of the Board of Directors and the Managing Director have limited borrowing powers and such borrowing powers can be varied only by a Board of Directors' resolution.

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

During 2003, as in previous years, the Board of Directors complied with the rules defined by the Code of Conduct for listed companies and "Regolamento CONSOB" on related party transactions. Moreover, in 2004, the Board of Directors formally adopted the Rules of Conduct that Benetton Group S.p.A. will have to comply with in matters regarding related party transactions and other significant transactions. These Rules reiterate the central role of the Board of Directors in the Company's system of corporate governance and aims to ensure that the transactions being regulated are carried out according to the criteria of substantial and procedural fairness.

Related party transactions, including those outside the Group, as well as atypical and unusual transactions, i.e. those concluded at non-arm's length-basis, which would not otherwise require Board approval, have to be submitted for prior Board approval.

Prior Board approval is also required for transactions that could have a material, economic or financial impact on the Company or the Group and which in terms of value, counterpart object, methods or timing could jeopardize the Company's assets.

In the case of all such transactions, the Board of Directors has to decide on the basis, among other things, of detailed information received as a result of advance notice.

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

> Differences in Benetton Group S.p.A.'s Corporate Governance and New York Stock Exchange corporate governance practices.

In November 2003, the SEC approved the NYSE's new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, Benetton Group S.p.A. must disclose any significant ways in which its corporate governance practices differ from those followed by U.S companies under NYSE listing standards. The following paragraphs provide a brief, general summary of what we believe are significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US listed companies.

Independent Directors: Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. As of 12 May 2004, with the election of a new Board of Directors, Benetton Group S.p.A. has 3 independent directors out of 11 directors, with the status of "independence" determined under Italian Listing Standards. The composition of our Board of Directors is in compliance with the Code of Conduct of Italian Listed Company released by Borsa Italiana S.p.A., which requires an adequate number of "independent non-executive" directors. Italian rules also require that non-executive directors be independent, which means that he: a) may not have business relationships with the company, its subsidiaries, the executive directors or the shareholder or group of shareholders who control the company or is able to influence their autonomous judgement in a significant way; b) may not own, directly or indirectly, shares enabling him to control the company or participate in shareholders' agreements to control the company; and c) is not immediate family members of executive directors of the company or of persons in the situations referred to in points a) and b).

Non-management Directors Meetings: Pursuant to NYSE standards, non-management directors must meet on a regular basis without management present in order to empower them to serve as a more effective check on management and independent directors must meet separately at least once a year. There are no corresponding provisions under Italian law. Italian rules (art. 150 Italian Legislative Decree n. 58/1998 and Italian Civil Code art. n. 2381), however, require that the management, through the Managing Directors, must inform the entire Board of Directors and the Statutory Auditors, at least every three months, about the Company's activities and significant financial transactions carried out by the Company and its subsidiaries; in particular, they must report on transactions which could involve a conflict of interest.

Nominating/Corporate Governance Committee: Under NYSE standards, US companies listed on the NYSE are required to have a nominating/corporate governance Committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter that addresses certain matters specified in the listing standards. Benetton Group S.p.A. does not have a nominating corporate governance committee, as setting up a nominating committee is not required by Italian rules. Directors are appointed by the shareholders and the Board of Directors did not consider it necessary to set up a nominating committee for board appointments, given the current composition of the Company's Shareholders. With reference to the corporate governance committee, the Board of Directors of Benetton Group S.p.A. develops and implements the corporate governance procedures.

Compensation Committee: under NYSE standards, US companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors and that the compensation committee have a written charter that addresses certain matters specified in the listing standards. In addition to the review and approval of corporate goals relevant to the CEO's compensation and evaluation of the CEO's performance in light of the corporate goals, this committee must determine and approve the CEO's compensation and make recommendations to the board of directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. Benetton Group S.p.A., as required by Italian law, has a compensation committee composed of two out of the three independent and non-executive Directors that in consultation with the Board of Directors determines the remuneration of the Chairman and the Managing Directors.

Audit Committee. US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. All members of the audit committee must be independent and the committee is required to adopt a written charter. Among others, the audit committee has responsibility for the preparation of an audit committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. Starting on July 31, 2005, the Exchange Act requirements regarding audit committees will also apply to non-U.S. listed companies, such as Benetton. In Benetton Group S.p.A, this function is currently performed together by the Internal Audit Committee and the Statutory Auditors, whose members are all financial experts. These two bodies meet several times during the year.

Shareholder Approval of Equity Compensation Plans. The NYSE Listing Standards require that shareholders are given the opportunity to vote, subject to limited exemptions, on all equity-compensation plans and any material revisions thereto. There are no corresponding provisions under Italian law.

Adoption and disclosure of Corporate Governance Guidelines. US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The guidelines must address: director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the Board of Directors. A summary of the significant differences between Italian corporate governance practices and the NYSE's corporate governance standards applicable to U.S. listed companies is also available on our website on Benetton Group S.p.A.'s website at www.benetton.com under Corporate Governance.

Code of business conduct and ethics. NYSE listing standards requires US listed companies to adopt and post on its website a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Such code is also required to provide for the reporting of violations of its provisions of laws and regulations. Also, under the Exchange Act's rules and regulations, all foreign private issuers, such as Benetton, must disclose in their annual reports on Form 20-F whether they have adopted a code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if they have not adopted such a code, why they have not done so. In addition, they must file a copy of the code with the U.S. Securities Exchange Commission as an exhibit to their annual report; post the text of the code on their website and disclose in their annual reports their Internet addresses and the fact that they have posted such a code on their websites; or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics required by the Exchange Act's rules. Benetton Group S.p.A. adopted such a Code also for the purpose of preventing offences and violations of the Company's disciplinary system, which was adopted in accordance with the Italian Legislative Decree 231/2001.

The Code of Ethics of Benetton Group S.p.A. can be found on its website at www.benetton.com under Corporate Governance/Investor Relations.

Annual certification by the Chief Executive Officer. A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. Under the NYSE listing rules foreign private issuers, such as Benetton Group S.p.A., is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Chairman of the Board of Directors is required to notify promptly the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Benetton Group S.p.A.

General. In general, the Company's corporate governance system is based on the central role of the Board of Directors; transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest.

This system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the "Preda Code"), has been implemented with the adoption of relevant codes, rules and procedures covering the activity of all the organizational and operational components of the Company. These documents (available on the website www.benetton.com in an English language version under Investor Relations) are:

  Report on Corporate Governance

  Organizational and operational model as per the Italian Legislative Decree n. 231/2001 and Code of Ethics;

  Code of Conduct for Internal dealing;

  Code of Conduct for "Transactions with Related Parties";

  Statutory Report;

  Board of Directors;

  Executive Committee;

  Statutory Auditors.

The above-mentioned documents are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practices.

Material contracts

The Group has had transactions in the normal course of business with various third parties. One material contract involving the Group is the "Agreement for the Sale and Purchase of Benetton (UK) Limited" between Benetton International N.V. S.A., Renault Group B.V. and Benetton Group S.p.A. with respect to the sale of the entire allotted and issued share capital of Benetton (UK) Ltd. This transaction was completed on March 15, 2000. The Company is a guarantor of the obligations of Benetton International N.V. S.A. under the sale and purchase agreement. Another material contract involving the Group is the long-term loan in the amount of Euro 500 million entered into by Benetton Gesfin S.p.A. on July 31, 2000. This company merged with Benetton Group S.p.A. on September 12, 2003. The merger took effect for statutory purposes from November 1, 2003, but for tax and accounting purposes from January 1, 2003.

In 2003, the Company entered in certain material contracts for the sale to third parties of its sports equipment business:

  Sale Agreement, dated as of January 31, 2003, between Benetton Group S.p.A. and Tecnica S.p.A. under which Benetton agreed to sell the Nordica brand to Tecnica for a consideration of Euro 38 million (for the intellectual property alone, including the Nordica trademark) and acquired 10% of the share capital of Tecnica for a consideration of Euro 15 million. From June 2004, a further payment of 1% of the annual revenues earned by the Nordica brand is expected to be received from the Tecnica Group for the next five years.

  Binding Preliminary Agreement, dated as of March 5, 2003, between Benetton Sportsystem USA Inc. and Prime Newco, for the sale of the Rollerblade brand to Prime Newco, a member of the Tecnica Group. This transaction was formalized at the end of June 2003 with the receipt, collected in full on the contract date, of Euro 20 million just for the Rollerblade trademark. Other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., were also transferred at the same time. As additional consideration with regard to the transfer of know-how, the Group will receive 1.5% of the Rollerblade brand sales for the next five years, with a minimum guaranteed total payment of Euro 5 million.

  Sale Agreement, dated as of April 30, 2003, between Benetton Sportsystem USA Inc. and Lincolnshire Management Inc. under which Benetton agreed to sell the Prince and Ektelon brands to Lincolnshire Management Inc. for a consideration of Euro 36.5 million, payable in two installments of Euro 10 million (paid on April 30, 2003) and Euro 26.5 million (paid in January 2004).

  In July 2002, Benetton Group S.p.A. issued a Euro 300 million bond called "Floating Rate Notes", repayable on July 26, 2005, bearing floating-rate interest, which was 3.74% at year end. The bonds are listed on the Luxembourg Bourse. This issue replaced a bond maturing in July 2002 amounting to approximately Euro 258 million.

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

> Transfer tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax is currently payable at the following rates:

- Euro 1.40 per Euro 1,000 of the price at which the Ordinary Shares or ADSs are transferred when the transfer is made between private individuals;

- Euro 0.50 per Euro 1,000 of the price at which the Ordinary Shares or ADSs are transferred when the transfer is made between a bank and a private individual or through a stockbroker, or securities house;

- Euro 0.12 per Euro 1,000 of the price at which the Ordinary Shares or ADSs are transferred when the transfer is made between intermediaries.

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

Legislation enacted in 2003 reduces to 15 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-US corporation that is not a " foreign personal holding company", a "foreign investment company" or a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to any dividends paid with respect to its shares (or ADSs issued in respect of its shares) if the shares (or ADSs) are readily tradable on an established securities market in the United States. For this purpose, ordinary shares (or ADSs issued in respect of ordinary shares) will be considered readily tradable on an established securities market in the United States if the shares (or ADSs) are listed on the Nasdaq Stock Market or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, such as the New York Stock Exchange. Since the ADSs and the underlying Ordinary Shares are listed on the New York Stock Exchange, unless we are treated as a "foreign personal holding company", a "foreign investment company" or a "passive foreign investment company", dividends paid with respect to the ADSs or the Ordinary Shares should qualify for the reduced rate.

Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. US holders who are individuals are advised to consult their own tax advisors regarding the applicability of the reduced rate under the 2003 legislation and the related restrictions and special rules.

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

> Sales or other dispositions. A US holder will recognize capital gain or loss for US federal income tax purposes on the sale or other disposition of the Ordinary Shares or ADSs. Any such gain or loss generally will be US source gain or loss. Such gain or loss will be long-term capital gain or loss if the US holder owns the Ordinary Shares or ADSs for more than one year and in the case of an individual US holder, will generally be taxed at a rate of 20%. Legislation enacted in 2003 generally reduces to 15% the maximum tax rate for long-term capital gains of individuals from the sale of shares in taxable years beginning on or before December 31, 2008.

> Reportable Transactions. Under United States Treasury regulations, US holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of the Ordinary Shares or ADSs, or any related transaction, including without limitation, the disposition of any Euros (or other foreign currency) received as a dividend or as proceeds from the sale of Ordinary Shares or ADSs.

> Back-up withholding. A US holder may be subject to back-up withholding at the applicable rate with respect to dividends paid on or proceeds of the sale or other disposition of an Ordinary Share or ADS, unless the US holder (a) is a corporation or comes within certain other exempt categories or (b) provides a taxpayer identification number, certifies as to no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules.

Documents on display

The documents concerning the Company which are referred to in this Form 20-F may be inspected upon request at the Company's registered office, i.e. Via Villa Minelli, 1 31050 Ponzano Veneto, Treviso, Italy.

 Item 11: Quantitative and qualitative disclosures about market risk

The Group is exposed to market risks from fluctuations in foreign currency rates and interest rates which may adversely effect its economic results. In order to mitigate the impact of these fluctuations the Group regularly assesses its risk exposure and manages such risk exposure through the use of financial derivative instrument such as spot, outright, foreign currency swap, interest rate swap and currency options ("zero cost collar"). According to the Group's guidelines, financial derivative instruments are used only for hedging purposes and not for trading or other speculative purposes. In addition, the Company has recently released a credit risk policy for defining the limits of liquidity rules on the Group's investments.

  Currency risk

  Currency risk exposure arises, primarily, from fluctuations of currency rates on cash inflow and outflow of the Group's businesses (economic currency risk) and from the translation into Euro, the Group's functional currency, of assets and liability of foreign subsidiaries (translation currency risk).

  > Economic currency risk. The Group's operating structure enables the centralization in Italian companies of economic currency risk exposure. Foreign subsidiaries manage cash inflows and outflows in one currency so that the currency risk is negligible. Approximately 60% of sales of the Italian Group companies outside Italy are in countries using the Euro, while the balance is, primarily, in U.S. dollars, British pounds, Japanese yen and Swiss francs. The Group's risk exposure mainly refers to casual and sport apparel (approximately 90%). It is considered to arise about 15 months in advance of credit collection when a garment collection's internal price list are fixed. Each year there are two main garment collections. Budgeted revenues in a foreign currency, determined through internal price listings and a collection's budgeted sales volumes, are translated into Euro at a defined exchange rate for the calculations of an economic margin which the hedging policy seeks to maintain. The unmatched amount of cash inflows and outflows, after netting of the inflows and outflows in the same currency, in currencies other than Euro represents the economic currency risk exposure. In order to support its medium term operating strategies, mainly the realization of prices established for upcoming garment collections, the Group hedges forecasted sales based on of the expected volumes of sales at their corresponding fixed internal prices. Economic currency risk exposure is continually controlled and hedged through financial derivative instruments such as outright, spot, non deliverable forward, foreign exchange swap agreements and currency options ("zero cost collar") .

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

  The fair value of the contracts listed below has been determined based on market quotations as of December 31, 2003. As of this date, in accordance with the provision of SFAS No. 133, the Company reported Euro 1.4 million, net of tax effect, as a positive component of "Other comprehensive income".

   Foreign exchange risk instruments - Summary by notional and fair value amounts

  Forward exchange contracts

  (thousands of Euro)

  Notional amount by expected maturity Fair value amount by expected maturity
Position	Currency	2004	2005	Total	2004	2005	Total

Purchaser	Gbp	5,786	-	5,786	5,796	-	5,796
Purchaser	Usd	61,661	-	61,661	58,548	-	58,548
Purchaser	Chf	23,136	-	23,136	22,994	-	22,994
Purchaser	Jpy	186,467	-	186,467	178,780	-	178,780
Purchaser	Cad	386	-	386	388	-	388
Purchaser	Dkk	403	-	403	403	-	403
Purchaser	Nok	428	-	428	428	-	428
Total		278,267	-	278,267	267,337	-	267,337

Vendor	Gbp	57,231	-	57,231	56,793	-	56,793
Vendor	Usd	120,528	-	120,528	111,656	-	111,656
Vendor	Chf	45,821	-	45,821	45,533	-	45,533
Vendor	Sek	8,601	-	8,601	8,525	-	8,525
Vendor	Nok	9,992	-	9,992	9,796	-	9,796
Vendor	Dkk	10,185	-	10,185	10,170	-	10,170
Vendor	Jpy	306,643	-	306,643	292,980	-	292,980
Vendor	Cad	3,819	-	3,819	3,685	-	3,685
Vendor	Aud	3,015	-	3,015	2,972	-	2,972
Vendor	Brl	352	-	352	355	-	355
Total		566,187	-	566,187	542,465	-	542,465

  Currency options ("zero cost collar")

  (thousands of Euro)

  Notional amount by expected maturity Fair value amount by expected maturity
Position	Currency	2004	2005	Total	2004	2005	Total

Vendor	Jpy	10,000	-	10,000	9,028	-	9,028
Vendor	Usd	4,902	-	4,902	3,985	-	3,985
Total		14,902	-	14,902	13,013	-	13,013

  Interest rate risk

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

  At the end of the year, the risk exposure on the liabilities side (essentially a floating-rate bond loan with maturity in 2005 for Euro 300 million and a floating-rate syndicated loan with maturity in 2007 for Euro 500 million) is partially hedged by interest rate swaps for a notional value of Euro 340 million taken out mostly in previous years.

   >Sensitivity analysis. The following analysis sets out the sensitivity of the fair value of Benetton's financial instruments to selected changes in interest rates. Fair values represent the present value of forecasted future cash flows at the market rates. The sensitivity analysis has been presented to show the possible effect to relative fair value assuming a change of 10 basis points in zero coupon interest rate for all Benetton's financial instruments from their levels as of December 31, 2003, with all other variables held constant.
	Carrying	Fair	Change in fair value at:
(thousands of Euro)	Amount	Value	+10 b.p.	-10 b.p.
Long term debt
- Float	(805,768)	(812,431)	155	(155)
- Fixed	(2,583)	(2,590)	5	(5)
Total	(808,351)	(815,021)	160	(160)

Interest rate swap
- Receive float / pay fixed	(353,571)	(363,264)	595	(597)
- Receive fixed / pay float	349,404	349,444	(71)	71
Total	(4,167)	(13,820)	524	(526)

  The notional amount of outstanding Interest Rate Swaps expiring between 2004 and 2008 is Euro 347 million.

  Financial credit risk

Credit risk is the possibility that a counterpart being unable to meet their obligation. In July 2003, the Parent Company's Board of Directors approved a policy of investing surplus cash in order to limit and manage issuer credit risk (i.e. the risk of issuers failing to comply with their obligations). This policy permits investment in bank deposits, bonds (at fixed and floating rates) with a duration of less than three years, as well as in short-term bond or monetary funds. These instruments have to have an issuer rating of not less than "A-" from S&P or Fitch or "A3" from Moody's. Moreover, in order to avoid an excessive concentration of risk in a single issuer in the case of issuers with a rating of less than "AA" (or equivalent), the maximum amount that can be invested must not exceed 10% of the Group's total investment of liquid funds up to a maximum of 20 million euro. As of December 31, 2003 the cash surplus for Euro 352 million was invested on bank deposits, Italian government bond and monetary fund. See Note 12 and 13 of our consolidated financial statements included in item 18 of this Form 20-F.

 Item 12: Description of securities other than equity securities. Not applicable

PART II

Item 13: Defaults, dividend arrearages and delinquencies. Not applicable

 Item 14: Material modifications to the rights of security holders and use of proceeds. Not applicable

 Item 15: Controls and Procedures

> Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in this report is recorded, processed, accumulated and communicated to the management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding the required disclosure. The management of the Company, with the participation of the chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures (as defined in Rule 13a-14(c) of the US Securities Exchange Act of 1934) as of the end of the period covered by this Form 20-F. Based on that evaluation, The chief executive officer and chief financial officer concluded, that these disclosure controls and procedures are effective to ensure that material information relating to Benetton and its consolidated subsidiaries was made known to them by others within Benetton and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared.

> Changes in internal controls. There has been no change in Benetton's internal control over financial reporting that occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, Benetton's internal control over financial reporting.

 Item 16A: Audit Committee Financial Expert

The activity of the Audit Committee during the 2003 has been performed together by the Internal Audit Committee and the Statutory Auditors. These two bodies met together several times during the year. All members of the Internal Audit Committee and the Statutory Auditors are financial experts. A representative of the independent auditor is always invited to participate to the meeting of the Audit Committee.

Item 16B: Code of Ethics

The Code of Ethics was approved by the Board of Directors on September 11, 2003. The Code of Ethics adopted by Benetton applies to all of its employees, including the Chief Executive Officer and Chief Financial Officer, who is also the Company's principal accounting/control officer, and it incorporates the requirements of Italian Legislative Decree n.231 of June 8, 2001. Recipients of the Code are defined as the parties to whom the rules of such Code apply. They are identified as being members of the Boards of Directors and Statutory Auditors' Boards and employees of all Group companies, together with all those who directly or indirectly, permanently or temporarily have dealings and relationships with the Group or, in any case, who are active in the pursuit of Group objectives.

The Code of Ethics is available on our website at www.benetton.com. Written copies of the Code of Ethics are available on request through our Investor Relations office.

Item 16C. Principal Accountant Fees and Services.
				Tax Fees
			Audit Related	Tax	Tax Advice &
Fiscal Year	Currency Used	Audit Fees	Fees	Compliance	Planning	All Other Fees
2003	Euro	1,166,013	157,574	85,370	134,407	3,232
2002	Euro	1,360,565	116,565	160,538	217,757	44,586

Item 16D: Exemptions from the Listing Standards for Audit Committee. Not applicable

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers. Not applicable

PART III

Item 17: Financial Statements

Index

65 Consolidated balance sheet as of December 31, 2002 and 2003

70 Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003

72 Statement of changes in consolidated Shareholders' equity for the years ended December 31, 2001, 2002 and 2003

73 Statement of changes in minority interests

for the years ended December 31, 2001, 2002 and 2003

74 Statements of consolidated cash flow

for the years ended December 31, 2001, 2002 and 2003

76 Notes to the consolidated financial statements

116 Companies and groups included within

the consolidation area as of December 31, 2003 (Appendix 1)

118 Consolidated balance sheets reclassified according to financial criteria as of December 31, 2002 and 2003 (Appendix 2)

120 Consolidated statements of operations reclassified to cost of sales for the years ended December 31, 2001, 2002 and 2003 (Appendix 3)

121 Schedule II, Valuation and qualifying accounts

as of December 31, 2001, 2002 and 2003

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2003

Consolidated balance sheet - Assets
						Thousands
				(thousands of Euro)		of Usd (*)
				12.31.2002	12.31.2003	12.31.2003
B			Fixed assets

	I		Intangible fixed assets
		1	start-up expenses	10,835	7,361	9,248
		3	industrial patents and
			intellectual property rights	2,276	1,491	1,873
		4	concessions, licenses, trademarks and similar rights	26,621	26,734	33,589
		5	goodwill and consolidation differences	99,093	90,078	113,174
		6	assets under construction	5,396	206	259
		7	other intangible fixed assets	110,775	105,155	132,117
			Total intangible fixed assets	254,996	231,025	290,260

	II		Tangible fixed assets
		1	real estate	503,718	540,099	678,580
		2	plant and machinery	101,020	87,343	109,738
		3	industrial and commercial equipment	3,832	1,206	1,515
		4	other assets	80,337	68,173	85,653
		5	assets under construction and advances to suppliers	17,033	17,019	21,383
			Total tangible fixed assets	705,940	713,840	896,869

	III		Financial fixed assets
		1	equity investments in:
			a. subsidiary companies	1	3,549	4,459
			b. associated companies	5	5	6
			d. other companies	2,089	16,960	21,309
			Total equity investments	2,095	20,514	25,774

		2	accounts receivable due from:
			d. third parties:
			- within 12 months	6,485	34,742	43,650
			- beyond 12 months	32,730	46,447	58,356
			Total accounts receivable due from third parties	39,215	81,189	102,005

		3	other securities	10	9	11
			Total financial fixed assets	41,320	101,712	127,790
			Total fixed assets	1,002,256	1,046,577	1,314,919

						Thousands
				(thousands of Euro)		of Usd (*)
				12.31.2002	12.31.2003	12.31.2003
C			Current assets

	I		Inventories
		1	raw materials, other materials and consumables	109,449	101,734	127,819
		2	work in progress and semi-manufactured products	61,729	53,147	66,774
		4	finished goods and goods for resale	113,069	78,422	98,529
		5	advance payments to suppliers	178	433	544
			Total inventories	284,425	233,736	293,666

	II		Accounts receivable
		1	trade receivables:
			- within 12 months	793,861	752,153	945,005
			- beyond 12 months	3,523	3,581	4,499
			Total trade receivables	797,384	755,734	949,504

		2	subsidiary companies	-	101	127
		3	associated companies	340	364	457
		4	parent company	496	447	562
		5	other receivables:
			- within 12 months	122,387	269,315	338,367
			- beyond 12 months	7,217	5,081	6,384
			Total other receivables	129,604	274,396	344,751

		6	assets due to be sold	113,886	8,088	10,162
			Total accounts receivable	1,041,710	1,039,130	1,305,563

	III		Financial assets not held as fixed assets
		6	other securities	26,291	27,289	34,286
		7	other financial receivables	66,985	34	43
		8	differentials on forward transactions
			within 12 months	8,740	10,000	12,564
			Total financial assets not held as fixed assets	102,016	37,323	46,893

	IV		Liquid funds
		1	bank and post office deposits	132,149	265,024	332,976
		2	checks	58,230	59,503	74,760
		3	cash in hand	349	308	387
			Total liquid funds	190,728	324,835	408,123
			Total current assets	1,618,879	1,635,024	2,054,244

D			Accrued income and prepaid expenses	22,009	15,842	19,904
TOTAL ASSETS				2,643,144	2,697,443	3,389,067

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet - Liabilities and Shareholders' equity
						Thousands
				(thousands of Euro)		of Usd (*)
				12.31.2002	12.31.2003	12.31.2003
A			Shareholders' equity

	I		Share capital	236,026	236,026	296,543
	II		Additional paid-in capital	56,574	56,574	71,080
	III		Revaluation reserves	22,058	22,058	27,714
	IV		Legal reserve	32,240	32,240	40,506
	VII		Other reserves	803,536	719,089	903,463
	IX		Net income/(loss) for the year	(9,861)	107,874	135,533
			Group interest in Shareholders' equity	1,140,573	1,173,861	1,474,839

			Minority interests	14,780	12,799	16,081
			Total Shareholders' equity	1,155,353	1,186,660	1,490,920

B			Reserves for risks and charges

		2	taxation	8,085	3,039	3,818
		3	other	48,782	39,334	49,419
			Total reserves for risks and charges	56,867	42,373	53,237

C			Reserves for employee termination indemnities	53,430	49,774	62,536

D			Accounts payable

		1	bonds:
			- beyond 12 months	300,000	300,000	376,920

		3	due to banks:
			- within 12 months	87,627	35,388	44,461
			- beyond 12 months	503,401	501,739	630,385
			Total due to banks	591,028	537,127	674,846

		4	due to other financial companies:
			- within 12 months	5,963	5,835	7,331
			- beyond 12 months	25,865	22,364	28,098
			Total due to other financial companies	31,828	28,199	35,429

		5	advances from customers	2,587	2,715	3,411
		6	trade payables:
			- within 12 months	336,543	317,292	398,646
			- beyond 12 months	168	101	127
			Total due to trade payables	336,711	317,393	398,773

		7	securities issued
			within 12 months	1,077	1,080	1,357
		8	due to subsidiary companies	-	2,630	3,304
		9	due to associated companies	-	5	6
		10	due to parent company	8	11,005	13,827

					Thousands
			(thousands of Euro)		of Usd (*)
			12.31.2002	12.31.2003	12.31.2003
	11	due to tax authorities:
		- within 12 months	30,138	149,440	187,756
		- beyond 12 months	101	-	-
		Total due to tax authorities	30,239	149,440	187,756

	12	due to social security and welfare institutions	9,250	8,931	11,221

	13	other payables:
		- within 12 months	43,758	40,427	50,792
		- beyond 12 months	1,948	604	759
		Total other payables	45,706	41,031	51,551
		Total accounts payable	1,348,434	1,399,556	1,758,401

E		Accrued expenses and deferred income

	1	accrued expenses and deferred income	29,060	19,080	23,972
		Total accrued expenses and deferred income	29,060	19,080	23,972
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			2,643,144	2,697,443	3,389,067

Memorandum accounts
					Thousands
			(thousands of Euro)		of Usd (*)
			12.31.2002	12.31.2003	12.31.2003
Fiduciary guarantees granted
Guarantees			8,276	2,786	3,500

Commitments
Sale commitments			2,558	1,950	2,450
Purchase commitments			40,460	6,895	8,663

Other
Currency to be sold forward			622,191	581,088	730,079
Currency to be purchased forward			250,038	278,267	349,615
Notes presented for discount			7,486	1,725	2,167
TOTAL MEMORANDUM ACCOUNTS			931,009	872,711	1,096,474

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of income						Thousands
			(thousands of Euro)			of Usd (*)
			2001	2002	2003	2003
A		Value of production

	1	Revenues from sales and services	2,097,613	1,991,823	1,858,983	2,335,626
	2	Change in work in progress, semi-manufactured
		products and finished goods	(22,121)	(9,872)	(35,603)	(44,732)
	4	Own work capitalized	1,848	865	750	942
	5	Other income and revenues	38,529	44,540	55,868	70,193
		Total value of production	2,115,869	2,027,356	1,879,998	2,362,029

B		Production costs

	6	Raw materials, other materials,
		consumables and goods for resale	559,046	557,222	487,048	611,927
	7	External services	801,797	709,530	657,767	826,418
	8	Leases and rentals	54,368	86,932	90,870	114,169

	9	Payroll and related costs:
		a. wages and salaries	178,268	182,991	157,289	197,618
		b. social security contributions	48,449	49,565	45,715	57,436
		c. employee termination indemnities	9,300	9,706	8,858	11,129
		e. other costs	554	909	1,531	1,924
		Total payroll and related costs	236,571	243,171	213,393	268,107

	10	Amortization, depreciation and writedowns:
		a. amortization of intangible fixed assets	53,504	66,434	42,916	53,920
		b. depreciation of tangible fixed assets	59,191	66,431	60,741	76,315
		c. other writedowns of fixed assets	354	15,877	16,129	20,264
		d. writedowns of current receivables
		and of liquid funds	18,872	23,061	48,430	60,847
		Total amortization, depreciation and writedowns	131,921	171,803	168,216	211,347

	11	Change in stock of raw materials, other materials,
		consumables and goods for resale	3,912	(2,245)	6,828	8,579
	12	Provisions to risk reserves	13,380	16,502	11,888	14,936
	13	Other provisions	144	25,681	11,085	13,927
	14	Other operating costs	23,917	38,911	28,709	36,070
		Total production costs	1,825,056	1,847,507	1,675,804	2,105,480
		Difference between production value and costs	290,813	179,849	204,194	256,549

C		Financial income and expenses
	15	Income from equity investments	1,479	842	4,042	5,078
	16	Other financial income:
		a. from receivables held as financial fixed assets
		other companies	1,512	692	1,945	2,444
		b. from securities held as financial fixed assets
		not representing equity investments	5,286	1,961	-	-
		c. from securities included among current assets
		not representing equity investments	6,134	1,988	795	999
		d. financial income other than the above:
		- subsidiary companies	158	130	81	102
		- other companies	134,709	147,229	167,456	210,392
		Total financial income other than the above	134,867	147,359	167,537	210,493
		Total other financial income	147,799	152,000	170,277	213,936

17	Interest and other financial expenses:
	- from subsidiary companies	-	-	49	62
	- from other companies	180,759	188,416	196,469	246,844
	Totale interest and other financial expenses	180,759	188,416	196,518	246,905
	Total financial income and expenses	(31,481)	(35,574)	(22,199)	(27,891)

						Thousands
						of Usd (*)
			2001	2002	2003	2003
D	Changes in value of financial assets

18	Revaluations:
	c. of securities included among current assets
	not representing equity investments		65	26	-	-

19	Writedowns:
	a. of equity investments		260	11	261	328
	b. of financial fixed assets
	not representing equity investments		1	-	-	-
	c. of securities included among current assets
	not representing equity investments		1,684	11	53	67
	Total writedowns		1,945	22	314	395
	Total changes in value of financial assets		(1,880)	4	(314)	(395)

E	Extraordinary income and expenses

20	Income:
	- gains on disposals		3,648	1,095	2,870	3,606
	- other		22,273	9,583	10,369	13,028
	Total income		25,921	10,678	13,239	16,634

21	Expenses:
	- losses on disposals		1,856	1,555	1,902	2,390
	- taxes relating to prior years		192	1,736	10,916	13,715
	- other		38,590	102,675	16,784	21,087
	Total expenses		40,638	105,966	29,602	37,192
	Total extraordinary income and expenses		(14,717)	(95,288)	(16,363)	(20,558)
	Results before income taxes		242,735	48,991	165,318	207,705

22	Income taxes		92,413	57,243	56,399	70,860
	Income/(Loss) before minority interests		150,322	(8,252)	108,919	136,845

	Income/(Loss) attributable to minority interests		(2,245)	(1,609)	(1,045)	(1,313)
26	Net income/(loss) for the year		148,077	(9,861)	107,874	135,533

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
The accompanying notes are an integral part of the consolidated financial statements.
Statement of changes in consolidated Shareholders' equity (thousands of Euro)

			Surplus from	Other		Net
		Additional	monetary	reserves		income/
	Share	paid-in	revaluations	and retained	Translation	(loss) for
	capital	capital	of assets	earnings	differences	the year	Total

Balance as of December 31, 2000	234,418	56,574	22,058	605,150	13,370	243,265	1,174,835

Allocation of 2000
net income to reserves	-	-	-	243,265	-	(243,265)	-

Conversion of Share capital, as
approved at the ordinary Shareholders'
meeting on May 8, 2001	1,608	-	-	(1,608)	-	-	-

Dividends distributed, as approved
at the ordinary Shareholders' meeting
on May 8, 2001	-	-	-	(84,052)	-	-	(84,052)

Translation differences
arising from foreign
financial statements	-	-	-	-	1,843	-	1,843

Net income for the year	-	-	-	-	-	148,077	148,077

Balance as of December 31, 2001	236,026	56,574	22,058	762,755	15,213	148,077	1,240,703

Allocation of 2001
net income to reserves	-	-	-	148,077	-	(148,077)	-

Dividends distributed, as approved
at the ordinary Shareholders' meeting
on May 14, 2002	-	-	-	(74,439)	-	-	(74,439)

Translation differences
arising from foreign
financial statements	-	-	-	-	(15,830)	-	(15,830)

Net income/(loss) for the year	-	-	-	-	-	(9,861)	(9,861)

Balance as of December 31, 2002	236,026	56,574	22,058	836,393	(617)	(9,861)	1,140,573

Allocation of 2002
net loss to reserves	-	-	-	(9,861)	-	9,861	-

Dividends distributed, as approved
at the ordinary Shareholders' meeting
on May 12, 2003	-	-	-	(63,546)	-	-	(63,546)

Translation differences
arising from foreign
financial statements	-	-	-	-	(11,040)	-	(11,040)

Net income/(loss) for the year	-	-	-	-	-	107,874	107,874

Balance as of December 31, 2003	236,026	56,574	22,058	762,986	(11,657)	107,874	1,173,861

Balance as of December 31, 2003
thousands of Usd (*)	296,543	71,080	27,714	958,616	(14,646)	135,533	1,474,839

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
Comprehensive income is detailed in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Statement of changes in minority interests (thousands of Euro)
	Capital and
	reserves	Net income	Total
Balance as of December 31, 2000	9,325	2,413	11,738

Allocation of 2000 net income	2,413	(2,413)	-

Acquisition of investments	45	-	45

Capital contribution	1,560	-	1,560

Dividends distributed	(491)	-	(491)

Translation differences	56	-	56

Net income for the year	-	2,245	2,245

Balance as of December 31, 2001	12,908	2,245	15,153

Allocation of 2001 net income	2,245	(2,245)	-

Acquisition of investments/Share capital increase	569	-	569

Deconsolidation of companies	(1,646)	-	(1,646)

Dividends distributed	(412)	-	(412)

Translation differences	(493)	-	(493)

Net income for the year	-	1,609	1,609

Balance as of December 31, 2002	13,171	1,609	14,780

Allocation of 2002 net income	1,609	(1,609)	-

Acquisition of investments/Share capital increase	(1,337)	-	(1,337)

Dividends distributed	(761)	-	(761)

Translation differences	(928)	-	(928)

Net income for the year	-	1,045	1,045

Balance as of December 31, 2003	11,754	1,045	12,799

Statements of consolidated cash flow
for the years ended
December 31, 2001, 2002, 2003				Thousands
				of Usd (*)
	2001	2002	2003	2003
Cash flow from operating activities
Income/(Loss) before minority interests	150,322	(8,252)	108,919	136,846
Depreciation and amortization	112,695	132,865	103,657	130,235
Amortization of deferred charges on long-term loans	603	345	363	456
Provision for doubtful accounts and other non-monetary charges	46,015	34,927	58,350	73,311
Provision for contingencies	2,000	39,118	18,167	22,825
Provision for income taxes	92,413	57,243	56,399	70,860
Losses/(Gains) on disposal of assets, investments, net	(5,136)	105,041	26,493	33,286
Payment of termination indemnities and use of other reserves	(24,601)	(12,680)	(45,275)	(56,884)
Self-financing	374,311	348,607	327,073	410,935

Payment of taxes	(89,211)	(112,021)	(71,442)	(89,760)

Change in accounts receivable	(64,367)	(297)	(5,078)	(6,380)
Change in other operating receivables	26,813	17,693	(22,885)	(28,753)
Change in inventories	24,453	10,201	42,683	53,627
Change in accounts payable	(28,745)	(40,521)	(16,001)	(20,104)
Change in other operating payables and accruals	(26,176)	21,387	(2,532)	(3,181)
Change in working capital	(68,022)	8,463	(3,813)	(4,791)

Net cash flow from operating activities	217,078	245,049	251,818	316,384

Cash flow from investing activities
Purchase of new subsidiaries	(45)	(627)	(3,526)	(4,430)
Purchase of tangible fixed assets	(182,533)	(94,322)	(104,447)	(131,227)
Investment in intangible fixed assets	(128,790)	(74,244)	(46,091)	(57,909)
Sales of tangible fixed assets	24,543	11,930	38,378	48,218
Disposal of intangible fixed assets	2,974	7,830	103,065	129,491
Net change in investment-related receivables and payables	7,090	(7,187)	2,511	3,155
Net cash flow from investing activities	(276,761)	(156,620)	(10,110)	(12,702)

Cash flow from other investing activities
Purchase of equity investments	(1)	-	(15,000)	(18,846)
Sale of investments	27,253	2,535	3,854	4,842
(Increase)/Decrease in guarantee deposits and treasury shares	2,311	(6,119)	(27,232)	(34,214)
Net cash used in other investing activities	29,563	(3,584)	(38,378)	(48,218)

Payment of dividends	(84,544)	(74,852)	(64,307)	(80,795)

Net financing (requirement)/surplus	(114,664)	9,993	139,023	174,669

				Thousands
				of Usd (*)
	2001	2002	2003	2003
Cash flow from financing activities
Change in Shareholders' equity	1,560	563	245	308
Change in short-term borrowing	(52,567)	(96,744)	(83)	(104)
Proceeds from issuance of long-term debt	2,205	350,000	-	-
Repayment of long-term debt	(9,570)	(315,762)	(55,710)	(69,994)
Change in securities held as fixed assets	70,117	70,222	-	-
Change in long-term debt/financial receivables due to
Group companies	-	-	1,304	1,638
Increase in long-term financial receivables	(5,772)	(20,255)	(25,248)	(31,722)
Decrease in long-term financial receivables	5,026	12,621	7,128	8,956
Change in lease financing	(242)	6,013	(3,070)	(3,857)
Net cash provided (used) by financing activities	10,757	6,658	(75,434)	(94,775)

Effect of translation adjustments	(1,658)	13,118	14,930	18,758
Net increase (decrease) in cash and cash equivalents (1)	(105,565)	29,769	78,519	98,652

Cash and cash equivalents of newly acquired and
disposed of subsidiaries, net	(1,483)	(2)	(6,523)	(8,195)
Effect of translation adjustments on cash
and cash equivalents	1,121	(3,061)	(3,840)	(4,825)
Cash and cash equivalents at the beginning of the year	363,223	257,296	284,002	356,820
Cash and cash equivalents at the end of the year	257,296	284,002	352,158	442,452

Supplementary disclosures of cash flow information:
Cash paid during the year for interest expense	85,995	61,132	66,574	83,644

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
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

In order to assist the reader of financial statements in understanding Benetton's financial performance during the three year period ended December 31, 2003, the Group has presented in Appendix 3 the consolidated statements of income for each of the three years in the period ended December 31, 2003 and in Appendix 2 the consolidated balance sheets as of December 31, 2002 and 2003 in a format consistent with an international criteria for financial analysis.

Unless otherwise specified, amounts indicated in these notes are expressed in thousands of Euro.

 1. Activities of the Group

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (collectively the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sportswear and casualwear.

 2. Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of December 31, 2003 of Benetton Group S.p.A., the Parent Company, and all the Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. They also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.

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

The significant differences between the Group's policies described in the following Note 4 and the accounting principles generally accepted in the United States, along with the related adjustments to consolidated net income and equity, are described in Note 30.

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

d. The minority Shareholders' interests in the net assets and results for the year of consolidated subsidiaries are classified separately as "Minority interests" in the consolidated balance sheet and as "Income attributable to minority interests" in the consolidated income statement.

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

Normally amortization periods for trademarks fluctuate between fifteen and twenty-five years, while patents are amortized over three years. Goodwill and consolidation differences are amortized over ten years. Leasehold improvements costs are amortized over the duration of the lease contract. Start-up and expansion expenses and other deferred charges are mostly amortized over five years.

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

The depreciation rates applied by consolidated companies are as follows:
Real estate	2% - 3%
Plant and machinery	8% - 25%
Industrial and commercial equipment	10% - 25%
Other tangible fixed assets:
- office and shops furniture, furnishing, electronic machines	10% - 25%
- vehicles	20% - 25%
- aircraft	6%

Accelerated depreciation calculated in the financial statements of Group companies is reversed and the related accumulated deprecation is adjusted as a result.

Assets acquired under finance leases are stated at their fair value at the start of the lease and the capital portion of the lease installments is recorded as a liability.

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

> Fair value of financial instruments. Financial instruments consist primarily of investments in cash, marketable securities, accounts receivables, accounts payable, debt obligations, forward exchange contracts, interest rate swap agreements and currency option (zero cost collar).

The fair value of debt obligations was estimated by discounting cash flows using interest rates currently available.

Fair value of forward exchange contracts and interest rate swaps are discussed in Item 11 and Note 30. The carrying value of remaining financial instruments approximates fair value due to the short-term and/or variable rate nature of these instruments.

> Concentrations of credit risk. Concentration of credit risk with respect to trade account receivables is limited due to the large number of customers comprising the Company's customer base and their break-down among many different geographical locations. The Company is exposed to credit risk with respect to other financial instruments (as defined in the previous paragraph) in the event of non-performance by their counterparts to these financial instruments, which are major financial institutions. Management believes the risk of incurring material losses related to this credit risk is remote since the Company used major financial institutions as counterparts. See comments on the credit risk policy in Item 11.

> Revenue recognition. Revenues from product sales are recognized at the time of shipment to the customer, which also represent the moment when ownership passes.

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

Deferred tax assets are evaluated on a prudent basis and adjusted to consider any reasonable assurance that they will be realized.

 5. Supplementary information

> Accounting treatment of the business transfers in the consolidated financial statements. As explained in Note 6 "Purchase of subsidiary companies, disposal of associated companies and Group's restructuring activities" the transfer of the various businesses from the Parent Company to three Italian companies involved transferring assets and liabilities on the basis of a valuation carried out by expert appraisers in accordance with art. 2343 of the Civil Code.

The assets transferred mainly consist of trademarks and patents, licenses and software, land and buildings, plant and machinery and IT equipment.

The expert appraisal recalculated the residual useful life of the assets and gave each of them a value, which resulted in a significant capital gain for the transferor. Reassessed for tax purposes, this gain was then subjected to the 19% flat-rate substitute tax as per arts. 1 and 4.2 of D. Lgs. 358/1997.

The accounting treatment of this operation had the following impact on the consolidated financial statements:

- elimination of the intercompany gain on transfer and reallocation of the pre-contribution values to the various assets and related reserves;

- elimination of the depreciation and amortization charged on the new higher values in the transferee companies;

- recalculation of depreciation and amortization on the basis of the assets' historical costs and adjusting their residual useful life to that established for the financial statements of the transferee companies.

The substitute tax will make it possible to deduct the depreciation and amortization on these capital gains for tax purposes in future years. According to Accounting Principle no. 25 issued by the Italian Accounting Profession, elimination of the intercompany gains on consolidation will give rise to timing differences between the post-elimination asset values in the consolidated financial statements and the corresponding values shown in the statutory financial statements of the transferee companies, on which deferred tax assets have been booked.

These deferred tax assets have been calculated by applying the current tax rate to the said timing differences, given that it is reasonably certain that they will be recoverable in future years by earning sufficient taxable income, as reflected in the Company's forecasts.

The Killer Loop brand, on the other hand, was transferred at an appraisal value that was below book value. The expert appraisers chose the "market royalty rate" as their main method of valuation as this was considered the most prudent, even if it does not necessarily represent the value that could be obtained by selling the brand (market value). As pointed out in this appraisal, different methods of valuation can lead to quite different values; in fact, the appraisers used "enterprise value" as a control method to assess the economic sustainability of the values indicated by the main valuation method. Under this method, the value of the Killer Loop brand and related goodwill as shown in the financial statements were confirmed and the expected cash flows were not at risk of impairment.

> Impact of introducing IAS

1. Timetable for the introduction of IFRS

Art. 25 of Law 306/2003, which broadened the application that was originally provided for in EU Reg. no. 1606/2002/CE, obliges companies to adopt IFRS (International Financial Reporting Standards) for each financial year commencing from January 1, 2005. This includes the statutory and consolidated financial statements of all listed companies.

The first financial statements of the Benetton Group that will be prepared in accordance with IFRS will, therefore, be those for the year ending December 31, 2005.

The document entitled "IFRS 1" provides that the so-called "date of transition to IFRS" is the opening date of the year immediately prior to the one when IFRS will be adopted for the first time. In the case of the Benetton Group, the "date of transition" is therefore January 1, 2004, the date on which we first had to prepare a balance sheet in accordance with international accounting principles for the first time.

2. How the transition will be managed

In order to prepare properly for this significant change in financial reporting, the Benetton Group set up a task force including external consultants, which prepared an analysis of the impact of the transition. This involved identifying the main consequences on:

      the financial statements (valuations and reclassifications between various balance sheet items);

      the explanatory notes (in terms of additional disclosures);

      internal organization (redrafting existing rules and procedures and the designing new interfunctional information flows);

      IT systems (changes to reporting system data requirements).

Once this analysis phase was over, the task force began planning and implementing the steps needed to adjust the IT and reporting systems and structures. At present, the Company has no reason to believe that there will be any material impediments to implementing the rules as they currently stand.

3. Main areas affected

The analysis concluded that the areas that would be most affected by introduction of IFRS would be the following:

a. Financial statements: in value terms, the captions likely to change the most are those relating to tangible fixed assets (reversal of revaluation reserves on land, buildings, plant and machinery), intangible fixed assets (reversal of start-up and expansion costs), financial instruments (if IAS 32 and 39 are approved in their current form), employee termination indemnities (obligation to discount the liability as per IAS 19) and, obviously, shareholders' equity. Certain reclassifications will also be necessary: for example, "leasehold improvements", which are currently shown under "intangible fixed assets" will in future be shown under "tangible fixed assets". Furthermore, changes will have to be made to the format of the balance sheet, statement of income, statement of cash flows and reconciliation of shareholders' equity. The Group has already arranged the new formats.

b. Explanatory notes: the Company currently does not believe that it will encounter problems in collecting the information that needs to be disclosed in the notes. Marginal changes may have to be made in the sector information that will be required to be provided.

c. Internal organization: in order to prepare properly for this significant change in financial position reporting, new information flows will have to be established, above all for "cash generating units" (see IAS 36) and their corollaries (such as management of internal and external indicators regarding an asset's possible loss of value and the so-called "impairment test"). Moreover, the Administration and Management Accounting departments will have to adapt their internal and external reporting systems (which will also have to converge) to the new standards.

d. IT systems: significant changes are not expected to IT systems, except for the modules relating to fixed assets and derivatives. The consolidation software is currently being replaced.

Lastly, it is worth emphasizing that the impact on organization and systems can only be evaluated in detail once it is clearer what relationship there will be between the introduction of IFRS, the new reform of company law and the latest reform of the tax system.

 > Article 2423, paragraph 4, of the Italian Civil Code. Departures from statutory accounting criteria and policies according to the fourth paragraph of article 2423 of the Italian Civil Code have not occurred.

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

> Financial statements and information expressed in U.S. dollars. The financial statements are presented in Euro and, for 2003, are also presented in U.S. dollars solely for the convenience of the reader, at the year-end exchange rate of Euro 1 = Usd 1.2564. Such rate was determined by the Noon buying rate of the Euro to U.S. dollars as certified for custom purposes by the Federal Reserve Bank of New York as of December 31, 2003. No representation is made that Euro amounts have been, could have been, or could be converted into U.S. dollars at that or any other rate.

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

Moreover, a Permanent Establishment of Benetton Real Estate International S.A. was set up in Vilnius, Lithuania, in order to manage the real estate investment made in Lithuania, which will result in the opening of a new retail business in 2003.

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

 > 2003. In January 2003 the Benetton Group reached an agreement with the Tecnica group for the sale of the business relating to the Nordica brand. The sale took effect from February 1, 2003. The overall price for the transaction was determined from a valuation of all the components comprising the business. The value of intellectual property alone, including the Nordica trademark, was fixed at Euro 38 million. Collection will take place in six-monthly installments over 5 years, starting in 2004.

From June 2004 a further payment of 1% of the revenues earned by the Nordica brand is expected to be received from the Tecnica Group, which will continue to make such payments for the next five years. Under this deal, Benetton Group S.p.A. in turn acquires 10% of the share capital of Tecnica S.p.A. for a value of Euro 15 million, with a guaranteed put (sale) option which can be exercised from February 1, 2008 and a call (repurchase) option on the part of Tecnica S.p.A. which can be exercised between February 1, 2006 and January 31, 2008. The price cannot be lower than the amount effectively paid by Benetton Group S.p.A. (Euro 15 million) with interest at 3-month Euribor plus a spread of 0.5%.

At the end of March, the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund. The consideration for the sale of these brands and the associated intangible fixed assets amounts to Euro 36.5 million, of which Euro 10 million was received on April 30, the sale's completion date; the remaining Euro 26.5 million was received in January 2004.

Again during March 2003, the Benetton Group signed a binding preliminary agreement for the sale of the Rollerblade trademark to Prime Newco, a company within the Tecnica group. This transaction was formalized at the end of June with the receipt, collected in full on the contract date, of Euro 20 million just for the Rollerblade trademark. Other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., were also transferred at the same time.

As additional consideration for the transfer of know-how, the Group will also receive 1.5% of Rollerblade's sales for the next five years, with a minimum guaranteed payment of Euro 5 million; the results of operations during the first six months of 2003 have been attributed to the Group.

With regard to manufacturing activities, in March 2003 a new company has been formed in Tunisia under the name of Benetton Manufacturing Tunisia S.à r.l.

The liquidation of Benest Ltd., a dormant company previously based in Moscow, was completed during the first half of 2003.

As part of the reorganization of the Group structure in France, the company Veuve Auguste Dewas et Cie S.A. was merged with Benetton Retail France S.A.S. The latter also acquired the assets and liabilities of Novanantes S.A.S. following its liquidation.

A Russian company, Benetton Realty Russia O.O.O., was set up in October 2003 with a view to becoming the owner of the Group's real estate assets in that country.

Benetton Gesfin S.p.A. merged with Benetton Group S.p.A. for statutory purposes on November 1, 2003.

As part of a Group reorganization plan, from December 20, 2003, Benetton Group S.p.A. transferred brand ownership, brand management and all sales and marketing activities to Bencom S.r.l. (formerly Gescom S.r.l.), all manufacturing and logistics activities to Benind S.p.A. (formerly Benlog S.p.A.), and all IT systems and services to Bentec S.p.A. (formerly United Web S.p.A.), all companies wholly-owned by the Parent Company Benetton Group S.p.A. This project entailed changing from a multidivisional structure to one where these various activities are carried on by individual operating companies. At the same time, a review was performed of the stratification of various operating activities that had been added over the years to the original mission of Benetton Group S.p.A. as a holding company designed essentially to supervise the Group's equity investments. From an organizational point of view, this structure creates the bases for a further decentralization of manufacturing and commercial activities, nationally and internationally, thus bringing the corporate and management structure into line with the Group's new lines of strategy. It should also improve the efficiency of the various activities performed by the operating companies, stimulating, among other things, constructive discussions and competitive relationships within the Group.

Bencom S.r.l. has set up permanent establishments in France, Great Britain and Spain, which have been operational from January 1, 2004, handling all of the Group's retailing activities in those countries.

In December, Bencom S.r.l. bought the other 50% of I.M.I. - Italy Marketing International S.r.l. from third parties for Euro 3.12 million. This company owns various stores that sell Benetton products in Palermo and is now wholly-owned by the Group.

> Significant events since year end. On February 17, 2004 Benfin S.p.A. bought the remaining 15% of Olimpias S.p.A. from third parties for Euro 15 million, so that it now owns the entire company. Olimpias S.p.A. produces textiles (fabrics, knitted fabrics, yarn, woven and printed fabrics, as well as acting as a dyehouse and laundry) mainly on behalf of Group companies. In 2003, Olimpias S.p.A. had a turnover of Euro 336 million.

Comments on the principal asset items

 Fixed assets

7. Intangible fixed assets

12.31.2002 12.31.2003
(thousands of Euro)	Gross	Net	Gross	Net
Start-up and expansion expenses	21,299	10,835	18,367	7,361
Industrial patents and
intellectual property rights	13,153	2,276	3,355	1,491
Licenses, trademarks and similar rights	54,136	26,621	64,851	26,734

Lease acquisition costs and Goodwill	107,469	91,465	110,464	83,236
Consolidation differences	17,882	7,628	17,542	6,842
Total goodwill and consolidation differences	125,351	99,093	128,006	90,078

Assets under construction and advance payments	5,396	5,396	206	206

Expenses related to bond issues and loans	2,678	1,240	1,722	876
Costs for the purchase and development of software and others	56,995	29,545	58,087	25,798
Leasehold improvements	103,327	79,990	103,187	78,481
Total other intangible fixed assets	163,000	110,775	162,996	105,155
Total	382,335	254,996	377,781	231,025

"Start-up and expansion expenses" include Euro 6,622 thousand in start-up expenses for retail projects.

"Licenses, trademarks and similar rights" include the net book value of the following brands:
(thousands of Euro)	12.31.2002	12.31.2003
United Colors of Benetton	1,595	2,964
Sisley	271	426
Killer Loop	17,598	16,058
Others	1,881	1,206
Total	21,345	20,654

 Lease acquisition costs included up-front cash payments to the existing lessees as an incentive to acquire the existing lease contracts for strategic business locations. The costs have a definite life.

"Goodwill" will have to change for various reasons: from additions during the year, mainly by a French subsidiary, to amortization for the year (the principal factor). The balance is made up essentially of the value of the retailing companies bought in Italy's main cities with a view to developing the network of clothes stores.

"Consolidation differences" of Euro 6,842 thousand reflect the residual goodwill emerging from consolidation of the companies acquired, with Euro 2,168 thousand attributable to the business represented by Killer Loop trademark and the remainder to other European companies. This consolidation difference is amortized over ten years, which is considered appropriate since it is consistent with the accounting policies currently applied in the sector where Group companies operate.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

"Costs relating to the purchase and development of software and others" include costs incurred for the implementation, as well as the purchase, of IT programs and applications. They also include costs incurred for the early vacation of third party premises, which are amortized over the life of the lease, as well as expenses related to the acquisition of retail activities.

 Movements in the principal intangible fixed asset items during 2003 were as follows:
		Licenses,	Goodwill and		Other,
		trademarks and	consolidation	Leasehold	intangible
(thousands of Euro)	Patents	similar rights	differences	improvements	fixed assets	Total
Net opening balance	2,276	26,621	99,093	79,990	47,016	254,996
Change in the scope
of consolidation	-	-	-	-	(5)	(5)
Additions	103	3,456	8,069	25,583	8,880	46,091
Disposals	(226)	(4,123)	(2,555)	(1,380)	(778)	(9,062)
Amortization	(766)	(5,043)	(11,883)	(11,495)	(14,091)	(43,278)
Translation differences
and other movements	104	5,823	(2,646)	(14,217)	(6,781)	(17,717)
Net closing balance	1,491	26,734	90,078	78,481	34,241	231,025

8. Tangible fixed assets

Tangible fixed assets are stated net of accumulated depreciation of Euro 409,553 thousand.

Additions during 2003 mainly concerned:

  investments in real estate for commercial use and the related modernization and upgrading of premises;

  plant, machinery and equipment purchased to improve the efficiency of production processes, particularly in the manufacturing companies.

The depreciation charge for the period was Euro 60,741 thousand.

Movements in the principal tangible fixed asset items during 2003 were as follows:
					Assets under
			Industrial and		construction
	Real	Plant and	commercial	Other	and advances
(thousands of Euro)	estate	machinery	equipment	assets	to suppliers	Total
Net opening balance	503,718	101,020	3,832	80,337	17,033	705,940
Change in the scope
of consolidation	(362)	(8)	(31)	(139)	-	(540)
Additions	67,466	13,861	263	16,206	6,651	104,447
Disposals	(13,928)	(5,954)	(1,897)	(8,737)	(142)	(30,658)
Depreciation	(17,829)	(22,426)	(875)	(19,611)	-	(60,741)
Translation differences
and other movements	1,034	850	(86)	117	(6,523)	(4,608)
Net closing balance	540,099	87,343	1,206	68,173	17,019	713,840

Some of the Group's tangible fixed assets are pledged as security for long-term loans from banks and other financial companies. The outstanding balance of such loans is Euro 2,146 thousand.

Other assets include the following assets acquired under finance leases:
(thousands of Euro)	12.31.2002	12.31.2003
Real estate	14,200	13,790
Other assets	857	123
less - Accumulated depreciation	(1,919)	(1,577)
Total	13,138	12,336

Outstanding capital payments due to lessors as of December 31, 2003, classified as amounts due to leasing companies, are reported in the note "Due to other financial companies".

 9. Financial fixed assets

> Equity investments. Equity investments in subsidiary companies mainly relate to foreign trading and manufacturing companies that are carried at cost or at equity, since they are either not yet operating or are in liquidation at the balance-sheet date.

Other investments primarily represent minority interests in Italian and Japanese retail companies and in a Swiss company.

Additions during the year refer to the purchase of the interest in Tecnica S.p.A. for Euro 15 million. At the time this investment was acquired, sale and purchase commitments were signed by both parties, as explained in the directors' report.

> Accounts receivable Maturities (in years)
(thousands of Euro)	Within 1	From 1 to 5	Beyond 5	12.31.2003	12.31.2002
Other receivables:
- due within 12 months	34,742	-	-	34,742	6,485
- due beyond 12 months	-	24,146	6,469	30,615	16,497
Guarantee deposits	-	-	15,832	15,832	16,233
Total	34,742	24,146	22,301	81,189	39,215

The total as of December 31, 2003, includes Euro 47,000 thousand receivable relating to disposal of the businesses represented by the Nordica and Prince trademarks. Accounts receivable due beyond 12 months include a loan granted to third parties by the Japanese company to support local retail operations. The residual amount refers to financial receivables earning interest at market rates.

Accounts receivable due from others within 12 months include Euro 1,079 thousand in tax credits on advance taxes paid by the Italian companies in relation to employee termination indemnities, under Law 140 of May 28, 1997.

Guarantee deposits outstanding as of December 31 mainly relate to lease contracts stipulated by the Japanese subsidiary.

> Other securities held as financial fixed assets
(thousands of Euro)	12.31.2002	12.31.2003
Others	10	9

The balance refers to foreign securities held by the Austrian subsidiary.

Current assets

10. Inventories

Inventories, Euro 233,736 thousand (Euro 284,425 thousand as of December 31, 2002), recorded net of the related writedown reserve, consist of the following:
(thousands of Euro)	12.31.2002	12.31.2003
Raw materials, other materials and consumables	3,400	348
Work in progress and semi-manufactured products	1,000	590
Finished goods	13,575	7,546
Total	17,975	8,484

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

 11. Accounts receivable

> Trade receivables. As of December 31, 2003, trade receivables, net of the allowance for doubtful accounts, amount to Euro 755,734 thousand (Euro 797,384 thousand as of December 31, 2002).

The allowance for doubtful accounts amounts to Euro 95,870 thousand (Euro 72,474 thousand as of December 31, 2002). Euro 23,771 thousand of this reserve was used during the period. A prudent assessment of the specific and generic collection risks associated with receivables outstanding at year-end has resulted in an additional provision of Euro 48,430 thousand, as already explained in the directors' report.

> Due from subsidiaries, associated companies and the Parent Company. Accounts receivable from subsidiary companies, amounting to Euro 101 thousand, refer to financial receivables, while those from associated companies, amounting to Euro 364 thousand, and those from the Parent Company, Euro 447 thousand, are trade and other receivables.

> Other receivables. Other receivables mainly include:

- VAT recoverable from the tax authorities, Euro 18,481 thousand (Euro 15,974 thousand as of December 31, 2002), of which Euro 1,799 thousand due beyond 12 months;

- tax credits, Euro 5,553 thousand (Euro 9,360 thousand as of December 31, 2002), of which Euro 287 thousand due beyond 12 months;

- other amounts due from tax authorities, Euro 206,699 thousand (Euro 71,296 thousand as of December 31, 2002), of which Euro 394 thousand due beyond 12 months. The item includes Euro 202,250 thousand resulting from the net balance between deferred tax assets (charges with deferred tax deductibility and carry-forward tax losses) and deferred tax liabilities (primarily the reversal of accelerated depreciation);

accounts receivable from disposals, Euro 4,092 thousand (Euro 8,115 thousand as of December 31, 2002), of which Euro 431 thousand due beyond 12 months.

The following table shows total deferred taxes, net:
(thousands of Euro)	12.31.2002	12.31.2003
Tax effect of eliminating intercompany profits	6,842	5,955
Tax effect of provisions and costs that will
become deductible in future accounting periods	71,698	79,828
Deferred taxes arising on the reversal of accelerated depreciation
and the application of finance lease accounting	(20,524)	(17,685)
Deferred taxes on gains taxable over a number of accounting periods	(3,808)	(2,267)
Different basis for the depreciation/amortization of
tangible/intangible fixed assets	-	128,500
Tax benefits on accumulated losses	143,590	135,153
Others	(38)	-
Total before write-down	197,760	329,484

Write-down	(127,958)	(127,234)
Total	69,802	202,250

Tax assets deriving from tax losses carry forward of the Group subsidiaries are recognized for the total amount of Euro 135,153 thousand and at the same time a writedown of Euro 127,234 thousand is determined on a prudent basis.

For information on the booking of deferred tax assets, see the section entitled "Supplementary Information".

Other receivables due from deferred taxes are as follows:
(thousands of Euro)	12.31.2002	12.31.2003
Italian companies	43,350	179,282
Foreign companies	26,452	22,968
Total	69,802	202,250

 > Assets due to be sold.

This item, amounting to Euro 8,088 thousand, relates to the reclassification under current assets of the realizable value of the residual tangible and intangible fixed assets due to be sold as part of the project to restructure the sport sector. In particular, the balance represents the amount agreed for the sale net of the relevant costs of sale of a building owned by a subsidiary which is no longer used for business purposes. The decrease in these activities compared with the previous year represents the disposal value of the assets sold in connection with the Nordica, Prince and Rollerblade businesses by means of the sale contracts signed in 2003. For a more detailed description of these operations, please refer to the section "Principal organizational and corporate changes" in the directors' report.

 12. Financial assets not held as fixed assets

> Treasury shares. The Company was not holding any treasury shares at the close of the year.

> Other securities
(thousands of Euro)	12.31.2002	12.31.2003
Government bonds (BTP) maturing through 2006 and 2008
at interest rate between 1.65% and 2.75%	3,159	7,201
Treasury Certificates (CCT) maturing through 2008 and 2010
at interest rate between 2.2% and 2.3%	13,279	14,866
Amex European Short Term Euro	-	822
Gestielle Bt Euro	-	605
Sinopia Alternactiv Euro	593	-
Treasury Certificates (CTZ) maturing through 2003 and 2004	4,723	-
PFIF Euro Cash Plus	1,541	-
Morgan Fund-Short Maturity Euro	1,417	1,514
SCH Euro Short Term A Euro	1,579	2,282
Total	26,291	27,290

The following operations were carried out during the year:

- government bonds bought (BTP and CCT) for Euro 14,468 thousand and sold (BTP, CCT and CTZ) for Euro 13,561 thousand, of which Euro 13,546 thousand relating to securities were bought in previous years;

- mutual funds bought for Euro 2,262 thousand and sold (those bought in previous years) for Euro 2,234 thousand.

At the end of the year, the financial statements show a reduction in the value of government bonds of Euro 17 thousand and in mutual funds for Euro 35 thousand (having been written down in 2002 by Euro 8 thousand).

> Differentials on forward transactions

(thousands of Euro)	12.31.2002	12.31.2003
Differentials on forward transactions	8,740	10,000

The amount refers principally to the adjustment of hedging transactions outstanding at the end of the year to the year-end exchange rate.

In 2003, as in prior years, the proceeds of future sales were sold forward in order to optimize exchange risk management associated with the retail activities of the Group. Part of these contracts, totaling Euro 16,125 thousand, was subsequently renegotiated, and the related positive differentials amounting to Euro 552 thousand included in other financial income, will be collected in 2004.

 13. Liquid funds
(thousands of Euro)	12.31.2002	12.31.2003
Current account deposits (Euro)	54,354	26,058
Current account deposits (foreign currency)	34,553	31,756
Time deposits (Euro)	40,737	204,281
Time deposits (foreign currency)	2,505	2,929
Checks	58,230	59,503
Cash in hand	349	308
Total	190,728	324,835

The time deposits in Euro are liquid funds with a duration less then one week belonging mainly to the Luxembourgian Sub-holding and the Parent Company.

Average interest rates reflect market returns for the various currencies and duration concerned.

The balance of cash and banks as of December 31, 2003 reflects the receipts from customers at the year end.

14. Accrued income and prepaid expenses
(thousands of Euro)	12.31.2002	12.31.2003
Accrued income:
- financial income	5,448	3,810
- other income	229	159
Total accrued income	5,677	3,969

Prepaid expenses:
- financial charges	185	27
- rentals and leasing charges	9,778	8,871
- advertising and sponsorships	506	278
- taxes	3,689	847
- other expenses	1,807	1,625
- discount of bond	367	225
Total prepaid expenses	16,332	11,873
Total	22,009	15,842

Accrued financial income mainly relates to interest deriving from temporary investments.

In previous years the Group's merger differences in stand alone balance were released from further taxation via payment of a substitute tax at 27%. This substitute tax has been classified under current income taxes with a matching balance in "Due to tax authorities". In accordance with the accruals concept, some Euro 671 thousand of this tax has been recorded as a pre-payment because the cost of freeing up merger differences from tax is related to the benefit deriving from future tax savings linked to the possibility of deduct amortization and depreciation. Given the various periods of amortization of the assets involved and taking account of the prudence principle, the amortization period fixed was 10 years.

Comments on the principal liability and equity items

Shareholders' equity

15. Share Capital

The share capital of Benetton Group S.p.A. amounts to Euro 236,026,454.30 as of December 31, 2003 and consists of 181,558,811 shares with a par value of Euro 1.30 each. The 1980 spin-off reserve and part of the monetary revaluation reserves were capitalized by Benetton Group S.p.A. in prior years by the issue of stock dividends.

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

18. Legal reserve

This balance is unchanged with respect to the prior year.

19. Other reserves

As of December 31, 2003, this item amounts to Euro 719,089 thousand (Euro 803,536 thousand as of December 31, 2002), and includes:

- Euro 60,722 thousand relating to other reserves of the Parent Company (Euro 109,210 thousand as of December 31, 2002);

- Euro (11,657) thousand relating to the cumulative translation adjustment generated by translating the foreign-currency financial statements of companies consolidated on a line-by-line basis;

- Euro 670,024 thousand representing the additional equity of consolidated companies with respect to their carrying value, together with other consolidation entries.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts; the second schedule lists the equity in consolidated subsidiaries attributable to minority Shareholders.

 Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts.
	12.31.2002		12.31.2003
	Shareholders'	Net	Shareholders'	Net
(thousands of Euro)	equity	income/(loss)	equity	income/(loss)
Per Benetton Group S.p.A.
financial statements	449,391	(2,825)	977,969	574,241
Net income and Shareholders' equity
of consolidated subsidiaries,
net of their carrying value	681,882	(40,635)	698,113	45,836
Reversal of gains on transfer of businesses,
net of deferred tax assets	-	-	(539,138)	(539,138)
Reversal of writedown
of equity investments	-	99,009	-	113,342
Elimination of dividends paid by
consolidated subsidiaries	-	-	-	(92,990)
Reversal of merger differences
and related amortization
in Benetton Group S.p.A.	(56,206)	11,395	(17,961)	2,245
Allocation to fixed assets of the
difference between the purchase price
and the equity of new subsidiaries
at the time they were acquired
and related depreciation	46,067	(84,275)	33,595	916
Reversal of accelerated depreciation
considering the useful lives of fixed
assets and of intercompany gains on
disposal of tangible fixed assets,
net of the related tax effect	23,206	(1,128)	25,727	2,521
Application of finance lease accounting,
taking account of the related tax effect	5,574	58	7,213	1,639
Elimination of intercompany profits
included in the inventory of
consolidated subsidiaries, net of the
related tax effect	(12,016)	4,298	(11,172)	844
Adjustment to reflect the equity
value of associated companies	-	-	99	(279)
Net effect of other
consolidation entries	2,675	4,242	(584)	(1,303)
Per Group's consolidated
financial statements	1,140,573	(9,861)	1,173,861	107,874

> Minority interests

As of December 31, 2003 and 2002, minority interests in fully consolidated subsidiaries were as follows:

(in %)	12.31.2002	12.31.2003
Italian subsidiaries:
- Olimpias group	15	15
- I.M.I. Italian Marketing International S.r.l.	50	-

Foreign subsidiaries:
- New Ben GmbH	49	49
- DCM Benetton India Ltd.	50	50
- Benetton Korea Inc.	50	50

 20. Reserves for risks and charges

> Taxation reserve
(thousands of Euro)	01.01.2003	Provisions	Uses	12.31.2003
Taxation reserve	8,085	3,024	8,070	3,039

The Parent Company does not have any outstanding tax disputes with the fiscal authorities for years prior to 1988.

Almost all of the disputes outstanding for the years from 1988 to 1993 were covered by the tax amnesty governed by art. 16 of Law no. 289 of December 27, 2002 and subsequent amendments at a total cost of Euro 3,615 thousand.

After the amnesty, there remain certain disputes relating to tax years 1988, 1989 and 1992 involving financial lease transactions, the valuation of equity investments and beneficial interest in shares which Benetton Group S.p.A. decided not to include in the amnesty application on the basis of specific sentences already issued by the courts, and supported by current doctrine and jurisprudence.

The Company also took advantage of the amnesty provided under art. 15 of Law no. 289 of December 27, 2002 and subsequent amendments for a potential dispute resulting from a tax audit on 1999 and 2000. This cost Euro 5,236 thousand.

Lastly, it decided to take advantage of the amnesty provided for art. 9 of the said Law 289 - the so-called "tombstone amnesty" - for direct taxes, incurring an overall cost of Euro 9,426 thousand.

The Company also applied for the amnesty relating to tax year 2002 under Law no. 350 of December 24, 2003. Euro 3,000 thousand were set aside for this purpose.

> Other reserves
(thousands of Euro)	12.31.2002	12.31.2003
Reserve for contingencies	13,909	9,235
Agents' leaving indemnity reserve	9,192	12,745
Reserve for other provisions	25,681	17,354
Total	48,782	39,334

The reserve for contingencies covers various kinds of risk, the amount or timing of which is not known at the close of the year, but which may result in liabilities in future years; it refers mainly to liabilities for other minor disputes and possible costs for guarantees and returns.

The agents' leaving indemnity reserve prudently reflects contingencies associated with the interruption of agency contracts in circumstances allowed by Italian law. During the course of 2003, this reserve was credited with an additional Euro 4,800 thousand in provisions.

The reserve for other provisions is for charges that may be incurred for the closure of certain stores owned directly by the UK and US companies. The reserve also includes residual provisions set aside in 2002 by certain Group companies for implementation of the restructuring and reorganization plan in connection with the sale of the sports equipment business.

 21. Reserve for employee termination indemnities

Movements in the reserve during the year were as follows:
(thousands of Euro)
Balance as of January 1, 2003	53,430
Provision for the year	8,858
Indemnities paid during the year	(12,363)
Other movements	(151)
Balance as of December 31, 2003	49,774

The indemnities paid during the year refer principally to Benetton Group S.p.A. and the Olimpias Group.

22. Accounts payable

The composition of and significant changes in this account group during the year are discussed below.

> Bonds

In July 2002, Benetton Group S.p.A. issued a Euro 300,000 thousand bond, repayable on July 26, 2005, bearing floating-rate interest, which was 2.65% at year end. The bonds are listed on the Luxembourg Bourse.

This loan provides for limitations on the granting of guarantees (mortgage, pledge, lien, charge) for new loans; it does not provide for compliance with any financial ratio ("financial covenants").

> Due to banks
(thousands of Euro)	12.31.2002	12.31.2003
Current account overdrafts	9,589	8,700
Advances on receivables and
other short-term loans	22,733	25,179
Long-term loans:
- due within 12 months	55,305	1,509
- due beyond 12 months	503,401	501,739
Total	591,028	537,127

Part of medium and long-term loans due beyond 12 months, Euro 2,146 thousand, is secured by mortgages on tangible fixed assets.

Long-term loans from banks outstanding as of December 31, 2003 are as follows:
(thousands of Euro)	12.31.2002	12.31.2003
Syndicated loan of Euro 500 million maturing in 2007, granted by a pool of banks and made up of a revolving credit line for the first two years and a loan for the subsequent 5 years repayable on maturity. The annual
interest rate was 2.395% at the balance-sheet date (1)	500,000	500,000
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.)
at an annual interest rate of 2.81% at the balance-sheet date
repayable in half-yearly installments in arrears through 2005	1,065	710
Loans from Istituto Mobiliare Italiano, at an annual interest rate of 2.55%, repayable in half-yearly installments in arrears through 2004,
secured by mortgages on real estate	3,202	516
Loan granted by Medio Credito del Friuli repayable in half-yearly installments through January 1, 2007 at an annual interest rate of 2.5%
secured by mortgages on real estate	2,053	1,616
Loan from CARI (Gorizia) dated April 20, 2001
repayable in 2005 at an annual interest rate of 4%	907	392
Other foreign currency loans obtained by foreign consolidated companies,
secured by mortgages on real estate	187	14
Syndicated loan of Euro 50 million matured on July 25, 2003
granted by Sanpaolo IMI and made up of a revolving credit line	50,000	-
Loans from Efibanca (Ente Finanziario Interbancario S.p.A.)
secured by mortgages on real estate matured on March 15, 2003	1,291	-
Total long-term loans	558,705	503,248
less - Current portion	(55,304)	(1,509)
Long-term loans, net of current portion	503,401	501,739

(1) This loan provides for compliance with two financial ratios calculated every six months on the consolidated figures, namely:

- minimum ratio between EBITD (earnings before interest, tax and depreciation) and net financial charges of 2.5 times;

- minimum ratio between the net financial position and Shareholders' equity of 1.

Moreover, there are limits on large disposals of assets and on the granting of guarantees (mortgage, pledge, lien, charge) for new loans.

The non-current portion of these loans as of December 31, 2003 falls due as follows (thousands of Euro):
Year	12.31.2003
2005	1,016
2006	470
2007	500,239
2008	-
2009 and beyond	14
Total	501,739

> Due to other financial companies
(thousands of Euro)	12.31.2002	12.31.2003
Other short-term loans	942	800
Long-term loans:
- due within 12 months	413	58
- due beyond 12 months	591	530
Due to leasing companies:
- due within 12 months	4,608	4,977
- due beyond 12 months	25,274	21,834
Total	31,828	28,199

Long-term loans obtained from other financial companies outstanding at the balance sheet date are as follows:
(thousands of Euro)	12.31.2002	12.31.2003
Other Euro loans	1,004	588
less - Current portion	(413)	(58)
Long-term loans, net of current portion	591	530

The non-current portion of these loans as of December 31, 2003 falls due as follows (thousands of Euro):
Year	12.31.2003
2005	60
2006	114
2007	66
2008	68
2009 and beyond	222
Total	530

The non-current portion of amounts due to leasing companies as of December 31, 2003 falls due as follows (thousands of Euro):
Year	12.31.2003
2005	5,229
2006	5,161
2007	5,329
2008	3,780
2009 and beyond	2,335
Total	21,834

> Trade payables

This item, amounting to Euro 317,393 thousand, reports a decrease of Euro 19,318 thousand.

 > Due to tax authorities
(thousands of Euro)	12.31.2002	12.31.2003
Income taxes payable:
- Italian companies	3,628	116,785
- foreign companies	8,620	9,729
Total income taxes payable	12,248	126,514

VAT payable	9,391	7,642
Other amounts due to tax authorities	8,600	15,284
Total	30,239	149,440

Income taxes payable are stated net of taxes paid in advance and all tax credits and withholdings. In particular, the amount includes the flat-rate substitute tax due to the business transfer made by the Parent Company as laid down in D.Lgs. no. 358/1997 for Euro 123,650 thousand.

"Other amounts due to tax authorities" consist mainly of the liabilities under the tax amnesty. See the comments on the "Taxation reserve".

> Due to social security and welfare institutions

This balance totals Euro 8,931 thousand (Euro 9,250 thousand as of December 31, 2002) and reflects both the Group and employee contributions payable to these institutions at year-end.

> Other payables

Other payables, totaling Euro 41,031 thousand, include:

- Euro 15,561 thousand due to employees (Euro 18,603 thousand as of December 31, 2002);

- other non-trading payables of Euro 13,186 thousand (Euro 10,071 thousand as of December 31, 2002);

- other amounts due for the purchase of fixed assets, Euro 12,183 thousand (Euro 13,696 thousand as of December 31, 2002);

- Euro 102 thousand of differentials on forward transactions (Euro 3,336 thousand as of December 31, 2002).

"Other payables" include Euro 603 thousand due beyond 12 months.

The caption includes the liabilities associated to the following employee benefits:

Retirement plans. The Group maintained a noncontributory defined benefit pension plan for substantially all U.S. employees of Benetton Sportsystem USA Inc., (formerly Prince Sportsgroup Inc.).

In September 2003, the trustees of the Plan elected to terminate the Plan, effective November 17, 2003. The Benetton Sportsystem USA Inc. (Benetton Trading USA Inc.) applied for and received approval for the termination from the Internal Revenue Service ("IRS") dated October 30, 2003. Plan benefits were accrued through September 30, 2003 and were considered to be fully vested for all participants and no additional service was earned subsequent to that date.

In January 2004, the Company purchased annuity contracts from Hartford Life Insurance Company amounting to Usd 8,160,621 to provide benefits to current retirees of the Plan.

Net periodic pension cost for the year ended December 31, 2002 and for the period ended on September 30, 2003 consisted of the following:
(thousands of Euro)	2002	September, 30, 2003
Service cost	56	68
Interest cost on projected benefit obligation	373	-
Investment return on plan assets	(443)	(359)
Amortization of prior service cost	51	-
Recognized net actuarial (gain) / loss	97	(1,734)
Total	134	2,026

The Group's funding policy is to make the minimum annual contribution required by applicable regulations. As September 30, 2003 and 2002, the Plan has met the minimum funding requirements required by applicable regulations.

At September, 2003 plan assets are invested approximately 58% in fixed income investments and 42% in equity securities.

The Group has adopted SFAS no. 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits", which standardizes the disclosure requirements for pension and other post-retirement benefits, eliminates certain disclosures, and requires additional information on the changes in the benefit obligations and fair value of plan assets.

The following tables provide information for the pension as of December 31, 2002 and 2003:

Change in benefit obligation:
(thousands of Euro)	12.31.2002	09.30.2003	Effect of settlement	After settlement
Benefit obligation, beginning of year	6,368	6,076	(6,076)	-
Translation differences	(962)	(1,742)	1,742	-
Benefits accumulated	-	(47)	47	-
Service cost	56	-	-	-
Interest cost	373	315	(315)	-
Actuarial gain	484	1,735	(1,735)	-
Benefits paid	(243)	(277)	277	-
Benefit obligation, end of year	6,076	6,060	(6,060)	-

Change in plan assets:
(thousands of Euro)	12.31.2002	12.31.2003
Fair value of plan assets, beginning of year	4,969	3,831
Translation differences	(751)	(312)
Employer contributions	298	936
Actual return on plan assets	(443)	359
Expenses paid	(44)	(68)
Benefits paid	(198)	(277)
Fair value of plan assets, end of year	3,831	4,469

(thousands of Euro)	12.31.2002	12.31.2003
Funded status	(2,246)
Unrecognized net actuarial loss	2,336
Unrecognized prior service cost	-
Accrued benefit cost	90	0

> 401 (K) Plan. The Group sponsors a defined contribution plan covering substantially all U.S. employees meeting minimum service requirements. Participation in the plan is optional. Participants may contribute a portion of their base pay and the Group contributes 3.5% of each eligible employee compensation, up to a maximum of approximately Euro 6,700 per employee. Participants are fully vested at all times in the contributions. Total charges to operations in 2003 and 2002 for the defined contribution plan were approximately Euro 107 thousand and Euro 303 thousand, respectively.

23. Accrued expenses and deferred income

Other income includes deferred rental income of Euro 1,703 thousand.

24. Memorandum accounts

These mainly include currency to be sold or purchased forward. This is the countervalue in Euro at the forward exchange rate of commitments deriving from contracts signed during the year for various hedging transactions in particular for hedge receivables, firm orders and future sales. Those covering future sales were subsequently partially renegotiated by carrying out reverse transactions. Other transactions were entered into to hedge the exchange risk on capital invested in Group companies.

The estimated fair values and relating contract amounts of the Group's financial instruments at December 31, 2003 are as follows (in thousands of Euro):
Forward contracts:	Fair value	Contract amounts
Sell currency	555,478	581,089
Buy currency	267,337	278,267

		Notional amount
Interest rate swaps	363,264	347,405

Forward exchange contracts are due to expire from January 2004 until December 2004. Such contracts include sell and buy currencies of Euro 473 million and Euro 261 million, respectively that hedge identifiable foreign currency assets, liabilities or foreign investments in subsidiary companies.

"Guarantees" include guarantees given as security for the payment of lease installments to a customer by Bencom S.r.l. in connection with the use of assets of a retailer located in Foggia (Italy). At the end of the year, the Parent Company issued a guarantee on behalf of Benetton Retail (1988) Ltd. for any damages that might occur during the refurbishing of a building in London.

"Sales commitments" refer principally to an option to sell a business located in Cesena. The option can be exercised up until June 30, 2004.

Purchase commitments relate to:

- commitments to refurbish stores in France for a total of Euro 3 million;

- commitments to buy plant and machinery and construction works at a plant in Tunisia.

 Comments on the principal statement of income items

 25. Value of production

>Revenues from sales and services

(thousands of Euro)	2001	2002	2003
Sales of core products	2,031,020	1,923,860	1,773,260
Miscellaneous sales	30,729	31,745	50,725
Royalty income	16,910	17,598	12,862
Miscellaneous revenues	18,954	18,620	22,136
Total	2,097,613	1,991,823	1,858,983

Sales of core products are stated net of unconditional discounts.

Miscellaneous revenues mainly reflect services provided to third parties, such as processing on behalf of third parties, advertising revenues, expense reimbursements, etc.

>Information by geographic area. The following information is provided by geographic area:
		Europe		Other	Consolidated
(thousand of Euro)	Italy	(excluding Italy)	The Americas	countries	transactions
2001
Net sales and other revenues (a)	925,316	714,126	213,568	244,603	2,097,613
Identifiable assets (b)	1,932,304	475,279	232,107	181,224	2,820,914
2002
Net sales and other revenues (a)	907,762	668,836	191,788	223,437	1,991,823
Identifiable assets (b)	1.804.504	469,241	187,171	182,228	2,643,144
2003
Net sales and other revenues (a)	913,634	631,825	113,266	200,257	1,858,982
Identifiable assets (b)	1,796,409	616,183	118,220	166,631	2,697,443

(a) Amounts principally determined by destination.

(b) By geographic location.

> Net sales of core products, by product category
(thousands of Euro)	2001	2002	2003
Casual wear, accessories and casual footwear	1,587,345	1,541,223	1,533,651
Sportswear	66,426	53,220	39,749
In-line skates and skateboards	80,658	68,822	58,323
Racquets	68,762	62,489	20,664
Ski boots	64,336	55,582	4,967
Sports footwear	17,123	13,848	4,480
Skis and snowboards	18,695	17,734	1,429
Fabrics and yarns	127,675	110,942	109,997
Total	2,031,020	1,923,860	1,773,260

>Net sales of core products, by brand
(thousands of Euro)	2001	2002	2003
United Colors of Benetton	1,262,706	1,227,124	1,196,890
Sisley	323,984	303,170	336,761
Nordica	82,916	73,790	6,287
Rollerblade	77,692	66,984	57,903
Prince & Ektelon	83,911	77,027	26,078
Killer Loop	38,020	23,632	13,776
Playlife	33,461	30,262	25,568
Others	128,330	121,871	109,997
Total	2,031,020	1,923,860	1,773,260

The item "United Colors of Benetton" includes the amount of Euro 9,219 thousand relating to the label "The Hip Site". In 2002, this brand was included in the item "Others" for Euro 10,929 thousand.

> Change in inventories

The change in this item is principally due to the elimination of the finished products inventory relating to the sports equipment business sold during the year.

>Other revenues and income
(thousands of Euro)	2001	2002	2003
Reimbursements and compensation payments	5,799	4,861	4,251
Rentals	17,386	31,410	42,734
Gains on disposals of fixed assets	6,882	3,687	2,753
Other operating income	8,462	4,582	6,130
Total	38,529	44,540	55,868

The item "Rentals" mainly refers to income from premises to be used for the sale of Benetton-label products.

26. Production costs

> Raw materials, other materials, consumables and goods for resale
(thousands of Euro)	2001	2002	2003
Raw materials, semi-manufactured and finished goods	536,630	533,195	468,313
Other materials	1,469	4,820	4,485
Sundry purchases advertising and promotion	2,871	1,698	1,036
Other purchases	18,165	17,598	13,285
(Discounts and rebates)	(89)	(89)	(71)
Total	559,046	557,222	487,048

> External services
(thousands of Euro)	2001	2002	2003
Subcontract work	435,657	395,191	373,685
Distribution and transport	33,725	31,271	31,485
Sales commission	99,310	92,075	82,523
Advertising and promotion	112,051	75,498	62,701
Other services	112,594	107,751	99,918
Emoluments to Directors and Statutory auditors	8,460	7,744	7,455
Total	801,797	709,530	657,767

 "Subcontract work" has gone down partly as a result of the cost reduction policy implemented by the Group.

Transport and distribution are substantially in line with the previous year, whereas there has been a considerable decline in commission, advertising and promotion expenses mainly because they related to the sports equipment business which has now been sold.

Other services include power costs, Euro 23,911 thousand, maintenance costs, Euro 11,900 thousand, consultancy and other fees, Euro 49,995 thousand, insurance premiums Euro 4,917 thousand and personnel travel expenses, Euro 9,195 thousand.

The following is gross remuneration paid by the Benetton Group to Directors and members of the Board of Statutory Auditors of the Parent Company.
Name and Surname	Position covered	Duration of office (1)	Gross remuneration (*)
Luciano Benetton	Chairman	Year 2003	1,600
Carlo Benetton	Deputy Chairman	Year 2003	1,600
Silvano Cassano	Managing Director	Year 2003	777	(2)
Luigi De Puppi	Managing Director	05.12.2003	2,268	(3)
Gilberto Benetton	Director	Year 2003	200
Giuliana Benetton	Director	Year 2003	1,600
Alessandro Benetton	Director	Year 2003	35
Reginald Bartholomew	Director	Year 2003	87
Luigi Arturo Bianchi	Director	Year 2003	87
Sergio De Simoi	Director	Year 2003	42
Gianni Mion	Director	Year 2003	42
Ulrich Weiss	Director	Year 2003	94

Angelo Casò	Chairman of the Board
	of Statutory Auditors	Year 2004	62
Dino Sesani	Auditor	Year 2004	42
Filippo Duodo	Auditor	Year 2004	54

(1) Up to the approval of these financial statements.

(2) Includes employment salary.

(3) Includes employment salary and termination indemnity.

(*) Thousands of Euro.

> Leases and rentals

Leases and rentals, Euro 90,870 thousand, mainly relate to rental paid of Euro 83,255 thousand.

>Payroll and related costs

These costs are already analyzed in the statement of income. Personnel are analyzed below, by category:
				Average
	2001	2002	2003	of the year
Managers	130	119	109	114
White collars	3,326	3,579	3,315	3,447
Workers	3,489	2,941	2,654	2,798
Part-time	721	645	871	758
Total	7,666	7,284	6,949	7,117

 > Amortization, depreciation and writedowns

> Amortization of intangible fixed assets

(thousands of Euro)	2001	2002	2003
Amortization of start-up and expansion expenses	3,871	3,987	3,507
Amortization of industrial patents
and intellectual property rights	1,237	1,386	766
Amortization of licenses, trademarks and similar rights	23,536	23,673	5,043
Amortization of goodwill	3,761	11,867	9,972
Amortization of goodwill arising on consolidation	4,633	4,437	1,911
Amortization of costs for the purchase
and development of software	4,437	5,072	5,337
Amortization of leasehold improvements	6,720	10,632	11,495
Amortization of other charges	5,309	5,380	4,885
Total	53,504	66,434	42,916

"Amortization of licenses, trademarks and similar rights" has fallen as a result of the sale of the sports equipment business, essentially the Nordica, Rollerblade and Prince brands. This operation interrupted amortization of the gains related to the acquisition of Benetton Sportsystem S.p.A.

This higher value, represented by the difference between the price paid and Shareholders' equity, as well as existing differences connected to prior purchases by the Benetton Sportsystem group, were allocated to trademarks and consolidation differences

The remainder of these gains, which continue to be amortized, relate to the Killer Loop brand.

> Depreciation of tangible fixed assets
(thousands of Euro)	2001	2002	2003
Depreciation of real estate	12,185	15,227	17,828
Depreciation of plant and machinery	23,409	25,423	22,426
Depreciation of equipment	6,686	6,192	876
Depreciation of other assets	16,019	19,142	19,171
Depreciation of assets acquired under finance leases	892	447	440
Total	59,191	66,431	60,741

Changes in depreciation are mainly to do with disposals during the year. The main additions relate to commercial development projects which entail an increase in depreciation on buildings.

> Other writedowns of fixed assets. This balance, amounting to Euro 16,129 thousand, mainly includes the adjustment to current market value of certain intangible fixed assets.

> Writedowns of current accounts receivable and cash and banks. This item, for Euro 48,430 thousand, relates to a careful and prudent analysis of credit risk which led to sizeable provisions to cover a limited number of potentially doubtful balances due from certain specific customers.

> Provisions to risks reserves and other provisions

This item, totaling Euro 11,888 thousand, includes Euro 7,058 thousand in provisions for risks and Euro 4,806 thousand in provisions to the agents' leaving indemnity reserve.

"Other provisions" amount to Euro 11,085 thousand. For further details, refer to the comment under "Reserves for risks and charges" in the liabilities section of the explanatory notes.

 > Other operating costs
(thousands of Euro)	2001	2002	2003
Indirect taxation	6,076	7,518	6,786
Losses on disposal of fixed assets	2,106	4,864	3,634
Losses on receivables	513	9,648	4,425
Other general expenses	9,082	16,881	13,864
Total	17,777	38,911	28,709

Other general expenses include charges of approximately Euro 8,310 thousand incurred for returns and discounts on sales made in the previous year.

27. Financial income and expenses

> Income from equity investments

This balance, Euro 4,042 thousand (Euro 842 thousand in 2002) includes Euro 3,647 thousand of tax credits on dividends distributed by consolidated subsidiaries for the portion which could not be offset against taxes due.

> Other financial income

The item includes the following sub-accounts:

(thousands of Euro)	2001	2002	2003
From receivables held as financial fixed assets
from other companies	1,512	692	1,945
From securities held as financial fixed assets
not representing equity investments	5,286	1,961	-
From securities included among current assets
not representing equity investments	6,134	1,988	795
Financial income other than the above:
- interest income from subsidiary companies	158	130	81
- interest income from trade and other receivables	1,481	610	405
- interest income from banks	5,603	1,812	2,291
- miscellaneous financial income and income from derivatives	23,007	25,906	23,406
- exchange gains and income from currency management	104,618	118,901	141,354
Total other than the above	134,867	147,359	167,537
Total	147,799	152,000	170,277

"Miscellaneous financial income and income from derivatives" includes:

- positive differentials on interest rate swaps and forward rate agreements for Euro 12,212 thousand (Euro 15,214 thousand in 2002);

- income from currency swaps and forward rate agreements, Euro 10,547 thousand (Euro 8,951 thousand in 2002).

> Interest and other financial expenses

This item comprises:

(thousands of Euro)	2001	2002	2003
Interest expenses on bonds	11,932	10,200	9,240
Interest expenses on bank current accounts	1,363	511	352
Interest expenses on import/export advances	165	30	-
Interest expenses on advances against receivables	982	739	645
Interest expenses on short-term loans	9,741	6,719	369
Interest expenses on long-term bank loans	26,693	20,586	14,965
Interest expenses on loans from other financial companies	1,473	1,363	939
Miscellaneous financial expenses and expenses on derivatives	30,757	37,973	38,257
Exchange losses and charges from currency management	97,653	110,295	131,702
Total	180,759	188,416	196,469

Miscellaneous financial and derivatives expense mainly includes:

- negative differentials on interest rate swaps and forward rate agreements, Euro 23,297 thousand (Euro 22,911 thousand in 2002);

- charges on currency and cross-currency swaps and forward rate agreements, Euro 2,326 thousand (Euro 1,679 thousand in 2002);

- discounts allowed on the early settlement of trade receivables, Euro 4,618 thousand (Euro 5,091 thousand in 2002);

bank charges and commission of Euro 1,454 thousand (Euro 1,830 thousand in 2002).

 28. Extraordinary income and expenses

> Extraordinary income

(thousands of Euro)	2001	2002	2003
Gains on disposal of fixed assets	3,648	1,095	2,870
Other income:
- out-of-period income	20,714	4,270	4,086
- other extraordinary income	1,559	5,313	6,283
Total	25,921	10,678	13,239

The gains on disposal of fixed assets derive mainly from the sale of an airplane by Benair S.p.A.

Out-of-period income refers essentially to credit notes from suppliers for returns and bonuses on supplies, as well as a reversal of agents' commissions provided for in previous years.

Other income mainly contains reimbursements from transport companies and insurance recoveries.

> Extraordinary expenses
(thousands of Euro)	2001	2002	2003
Losses on disposal of fixed assets	1,856	1,555	1,902
Taxes relating to prior years	192	1,736	10,916
Other expenses:
- donations	3,203	3,184	2,890
- out-of-period expenses	10,234	3,200	2,517
- other extraordinary expenses	25,153	96,291	11,377
Total	40,638	105,966	29,602

The taxes relating to prior years refer to the cost of taking advantage of the tax amnesty as per art. 15 of Law no. 289 of December 27, 2002 and subsequent amendments.

"Other extraordinary expenses" mainly include the cost of severance incentives and agents' indemnities.

 > Income taxes
(thousands of Euro)	2001	2002	2003
Current:
- Italian companies	86,084	86,562	180,625
- foreign companies	8,173	10,826	11,790
Total current	94,257	97,388	192,415

Deferred:
- Italian companies	(256)	(41,188)	(136,199)
- foreign companies	(1,588)	1,043	183
Total deferred	(1,844)	(40,145)	(136,016)
Total	92,413	57,243	56,399

Income taxes for the year include Euro 123,650 thousand for the substitute tax on the capital gain for tax purposes made by the Parent Company as a result of the business transfer.

The deferred taxes of the Italian companies refer for Euro 128,500 thousand to this operation.

For the accounting details of this operation, please refer to the section entitled "Supplementary information".

Reconciliation of the tax charge is as follows:
(in %)	2001	2002	2003
Italian statutory tax rate	40.25	40.25	38.25
Aggregate effect of different taxation of subsidiaries' income	(9.9)	(8.60)	(7.01)
Effect of writing down of the cost of consolidated investments	(9.8)	(16.10)	(17.45)
Net effect deriving from the business transfer	-	-	(5.37)
Effect of losses from consolidated subsidiaries	17.2	21.60	21.93
Amortization and write off of excess cost
deriving from investments acquired	1.5	3.30	(0.10)
Net tax effect of loss carry-forwards	(0.4)	-	-
Effects of non recurring items
relating to the sale of the sports equipment business	-	67.00	-
Effect on deferred taxes of the change in rate	-	4.30	1.03
Higher incidence of IRAP		3.22	2.68
Other, net	(0.7)	1.87	0.16
Effective tax rate	38.1	116.84	34.12

In 2001 the incidence of Irap is included in "Other, net".

See Note 11 for composition of deferred tax assets and liabilities.

 29. Subsequent events

On February 17, 2004 Benfin S.p.A. bought the remaining 15% of Olimpias S.p.A. from third parties for Euro 15 million, so that it now owns the entire company. Olimpias S.p.A. is the company that produces textiles (fabrics, knitted fabrics, yarn, woven and printed fabrics, as well as acting as a dyehouse and laundry) mainly on behalf of Group companies. In 2003 Olimpias S.p.A. had a turnover of Euro 336 million.

30. Reconciliation to generally accepted accounting principles in the United States

The Group's accounting policies that differ significantly from accounting principles generally accepted in the United States of America ("US GAAP") are described below.

> Recent Accounting Pronouncements

> SFAS No. 141, Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141") which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and amends or supersedes a number of related interpretations of APB 16. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the purchase method and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS 141 on its consolidated financial statements did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 142. Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In particular, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. For the Company, the effective date was the fiscal year beginning January 1, 2002 at which date the Company stopped the amortization of purchased goodwill. At December 31, 2001, the Company's unamortized purchased goodwill balance and consolidated differences was Euro 19.1 million. In June 2002, the Company completed its impairment tests of goodwill, calculated as of January 1, 2002, as required by SFAS 142. In doing so, the Company determined that its goodwill balances were not impaired; therefore no transitional impairment charge was recorded. The Company performs the annual impairment tests of goodwill required by SFAS 142 as of year-end. The Company determined based on its December 31, 2003 tests that its goodwill balances were not impaired. At December 31, 2003, the Company's unamortized purchased goodwill balance and consolidated differences were Euro 21.8 million.

> SFAS No. 143, Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. For the Company, the date of SFAS 143 was the fiscal year beginning January 1, 2003. The adoption of this new standard did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Future operating losses are no longer recognized before they occur. For the Company, the effective date of SFAS 144 was the fiscal year beginning January 1, 2002. The adoption of SFAS 144 did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in Accounting Principles Board Opinion No. 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS 4 have to be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of this standard did not have any effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for fiscal years beginning after December 31, 2002. The adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

> SFAS No. 148, Accounting for Stock - Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. As the Company does not grant stock-based compensation to employees, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position, cash flows or results of operations.

> SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial position, cash flows or results of operations.

> SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement has been implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of this standard did not have a material impact on the Company's financial position, cash flows or results of operations.

FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45).This interpretation requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31,2002. The adoption of this standard did not have a material impact on the Company's financial position, cash flows or results of operations.

 FASB Interpretation 46, "Consolidation of Variable Interest Entities"

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies to non public enterprises as of the end of the first annual reporting period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this standard did not have a material impact on the Company's financial position, cash flows or results of operations.

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

As of December 31, 2003, the residual gross amount of revaluation was Euro 6,845 thousand for fixed assets and Euro 2,288 thousand for trademarks.

In 1996, a Spanish subsidiary restated its tangible fixed assets by Euro 625 thousand in a monetary revaluation in accordance with local legislation (Royal Decree no. 2607/96). The residual gross amount as of December 31, 2003 is Euro 300 thousand.

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

The Euro 3,085 thousand adjustment in the reconciliation of shareholders' equity represents the remaining excess of revaluations for financial reporting purposes, and differs from the Euro 22,058 thousand "surplus from monetary revaluation of assets" in the statement of shareholders' equity because:

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

As a result of the sales transactions to third parties of the brands of sport business, the adjustment for 2002 in the accompanying reconciliation has been made to recognize the profit and loss impact resulting from the differences in carrying values between Italian GAAP and US GAAP in relation to the proceeds of the sale. The adjustment for 2003 refers to the the excess of the purchase price allocated to intangibles and goodwill relevant to the assets not sold.

(c) Deferred charges. The Group deferred certain start-up expenses mainly related to e-commerce activity and is amortizing these amounts over 5 years. Under US generally accepted accounting principles, these expenses would have been charged to profit and loss when incurred. The accompanying reconciliation reflects the adjustment to follow US generally accepted accounting principles.

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

A net unrealized gain of approximately Euro 768 thousand (net of tax effect) arising from the mark to market evaluation of the hedging of firm commitments is reported in the reconciliation for US GAAP.

A net unrealized gain of Euro 448 thousand (net of tax effect) relating to hedging of future sales and purchases accounted for in Profit and loss for Italian GAAP, has been reclassified to Net Equity, as a component other comprehensive income for US GAAP purposes.

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

Until 1998, the deferred tax methodology required under US GAAP differed in certain circumstances from the deferred income tax methodology under Italian GAAP due to diverse treatment of tax assets mainly deriving from tax loss carry-forwards. The valuation allowance against certain loss carry-forwards is Euro 127 million at December 31, 2003 (Euro 128 million and Euro 120 million respectively as of December 31, 2002 and 2001).

Starting 1999 Italian GAAP conformed to US GAAP as for the treatment of tax assets mainly deriving from tax loss carry-forwards. As a result the deferred tax assets recognized according to Italian GAAP are substantially the same as those in accordance with US GAAP.

(f) Marketable securities. Under Italian GAAP, marketable securities are carried at the lower of cost or market value. For US GAAP purposes, the Company has applied the provisions of Statement of Financial Accounting Standards no. 115, "Accounting for Certain Investment in Debt and Equity Securities (SFAS 115)", which changes the accounting for investments in marketable securities from a lower of cost or market methodology to a fair market value methodology. Under this methodology, the Company classifies its marketable securities as available for sale and held to maturity. Unrealized gains and losses for securities, classified as available for sale, are included in shareholders' equity until the securities are sold. Securities held to maturity are recorded at their amortized cost with any permanent decline in fair value reflected against the investment. The effects of SFAS 115 on net income and shareholders' equity have been reflected in the reconciliation. The fair value of marketable securities as of December 31, 2003 is Euro 28 million.

(g) Treasury shares. Under Italian GAAP, the purchase by a company of its treasury share is accounted for as an investment and the establishment of a separate reserve within shareholders' equity. Any gain or losses deriving from the sale of the shares are recognized in profit and loss. Since the Company's intent with respect to this share is short term, they have been classified as marketable securities in the Italian balance sheet. Under US GAAP this purchase is accounted for as treasury share and presented as a reduction of shareholders' equity in the balance sheet. Any gain or losses deriving from the sale of the shares are recognized in the shareholders' equity. In 2003 the Company neither bought nor sold treasury shares.

(h) Rent expenses. Under Italian GAAP, rent expenses related to operating leases are recognized into earnings based on the amount of rent contractually owed for the year. For U.S. GAAP purposes, the Company has applied the provisions of SFAS 13, "Accounting for Leases", and FASB Technical Bulletin ("FTB") 85-3, "Accounting for Operating Leases with Scheduled Rent Increases". In 2003, no adjustment was necessary to recognize the effect of any "rent holidays" and scheduled rent increases on a straight-line basis over the terms of the related operating leases as prescribed by SFAS 13 and FTB 85-3 because the profit and loss includes the amount.

(i) Goodwill. Effective January 1, 2002, the Group adopted SFAS no. 142 ("Goodwill and other Intangible Assets"), which established new accounting and reporting requirements for goodwill and other intangible assets. FAS 142 requires that amortization be discontinued and replaced of periodic test of impairment. Under Italian Gaap book value is systematically amortized on a straight-line basis in relation to the residual economic useful lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

(l) Reverse Premium. In respect of future rental shortfalls on some properties of commercial network were put on the market and it became apparent that their market rent was lower than that being paid by Benetton. A calculation has been performed to estimate the loss that would be incurred if the leases were sold under a reverse premium or if the properties were let for a rental shortfall. It is permissible to provide for future operating losses under Italian GAAP purposes. For US GAAP purposes future losses relate to an activity which will continue will be recognized as the activity occurs.

(m) Pension Plan. Under Italian GAAP, in 2002, the additional minimum liability was recognized directly in profit and loss accounts. Under SFAS no. 87 the relevant amount was recognized directly in shareholders' equity. In 2003, as a consequence of a liquidation of the pension plan for US GAAP, this amount is recognized in profit and loss accounts.

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

(Thousands

(thousands of Euro) (1) of Usd) (1) (2)
		2001	2002	2003	2003
	Net income:
	Net income as reported in the consolidated
	statements of income	148,077	(9,861)	107,874	135,533
	Items increasing (decreasing) reported income:
(a)	Reduction in depreciation and amortization of fixed assets and
	trademarks as a consequence of the elimination of revaluation,
	including impact of disposals	267	381	34	43
(b)	Adjustment related to acquisitions and
	dispositions of companies under common control	11,866	72,200	2,521	3,167
(c)	Adjustment of deferred charges and start-up costs	3,715	2,786	67	84
(d)	Effects of SFAS 133	(5,185)	(1,974)	6,208	7,800
(i)	Effects of write-off of amortization SFAS 142	-	1,013	2,057	2,584
(m)	Reversal of the accrual of Pension Plan	-	4,000	(4,000)	(5,026)
(g)	Elimination of gain on sale of treasury shares	669	(5)	-	-
(h)	Adjustment of accrued expenses for rental expenses	(3,737)	(613)	3,890	4,888
(l)	Elimination of provision on reserve premium	-	-	11,085	13,927
(f)	Reversal of writedown effect of securities available for sale	(1,792)	(2,322)	49	62
	Tax effect of reconciling adjustments	798	(92)	(3,243)	(4,076)
	Net income in accordance with
	Accounting principles generally accepted in the US	154,678	65,513	126,542	158,986

	Earnings per share amounts in accordance with US GAAP (3)
	before cumulative effect of a change in accounting principle	0.86	0.36	0,70	0,86
	Earnings per share Basic and diluted	0.86	0.36	0,70	0,86

	Shareholders' equity:
	Balance as reported in the consolidated balance sheets	1,240,703	1,140,573	1,173,861	1,474,839
	Items increasing (decreasing) shareholders' equity:
(a)	Elimination of revaluations of fixed assets
	and trademark net of related depreciation and amortization	(3,500)	(3,119)	(3,085)	(3,876)
(b)	Adjustments related to acquisitions and disposal
	of companies under common control	(99,039)	(26,838)	(24,118)	(30,302)
(c)	Adjustment of deferred charges and start-up costs	(10,215)	(7,429)	(7,361)	(9,248)
(d)	Effect of SFAS 133	(12,894)	(14,667)	(8,553)	(10,746)
(i)	Effect of reduction in accumulated amortization SFAS 142	-	1,013	3,070	3,857
(m)	Pension Plan: reversal of exceeding minimum liability	-	4,000	-	-
	Minimum liabilities pension plan		(2,336)
(g)	Elimination of treasury shares	(22,143)	-	-	-
(h)	Adjustment of accrued expenses for rental expenses	(3,804)	(3,890)	-	-
(l)	Elimination of provision on reserve premium	-	-	10,453	13,133
(f)	Unrealized gain on securities available for sale	94	333	255	320
	Tax effect of reconciling adjustments	10.186	9,151	5,991	7,528
	Balance in accordance with US GAAP	1,099,388	1,096,791	1,150,513	1,445,505

(1) Except per share data, which are in Euro and Usd.

(2) Exchange rate: Euro 1 = Usd 1.2564 as of December 31, 2003 (see Note 5).

> Comprehensive income

Since 1998, the Company has adopted SFAS 130 "Reporting Comprehensive Income"; the components of comprehensive income for US GAAP purposes are as follows:
(thousands of Euro)	12.31.2001	12.31.2002	12.31.2003
Net income in accordance with US GAAP	154,678	65,513	126,542
Other comprehensive income:
- Foreign currency translation adjustments	1,843	(15,831)	(11,331)
- Unrealized gains/(losses) on available for sale securities	1,083	1,639	(75)
- Change in fair value of derivative designated as hedges	(4,913)	150	(104)
- Pension Plan : minimum liability	-	(2,236)	2,236
Comprehensive income	152,691	49,235	117,268

All amounts are presented net of related tax effects, if any.

Disclosure of Accumulated other comprehensive income:
(thousands of Euro)	Foreign currency translation	Unrealized gains/(losses) on securities	Change in fair value of derivative designated as hedges	Accumulated other comprehensive income
Balance as of January 1, 2001	13,371	(2,517)	6,259	17,113
Current-period change	1,843	1,083	(4,913)	(1,987)
Balance as of December 31, 2001	15,214	(1,434)	1,346	15,126
Current-period change	(15,831)	1,639	150	(14,042)
Balance as of December 31, 2002	(617)	205	1,496	1,084
Current-period change	(11,331)	(75)	(104)	(11,510)
Balance as of December 31, 2003	(11,948)	130	1,392	(10,426)

Statements of consolidated Shareholders' Equity

						Accumulated
			Additional			Other		Consolidated
	Common Stock		Paid-in	Retained	Comprehensive	Comprehensive	Treas.	Shareholders'
(thousands of Euro)	Shares	Amount	Capital	Earnings	Income	Income	Shares	Equity
BALANCES,
January 1, 2003	181,558,811	236,026	56,574	805,343		(1,152)		1,096,791
Stock split
Translation adjustment					(11,331)	(11,331)		(11,331)
Unrealized gains/(losses)
on available securities					(75)	(75)		(75)
Minimum liability					2,236	2,236		2,236
Dividends declared/payed				(63,546)				(63,546)
Change in fair value of
derivative designated
as hedges					(104)	(104)		(104)
Net income				126,542	126,542			126,542

Compehensive income					117,268

BALANCES,
December 31, 2003	181,558,811	236,026	56,574	868,339		(10,426)	-	1,150,513

Compehensive income					147,336
(thousands of US dollars)(1)

BALANCES,
December 31, 2003	181,558,811	296,543	71,080	1,090,981		(13,099)	-	1,445,505
(thousands of US dollars)(1)

Appendices

Appendix 1
Companies and groups included within the
consolidation area as of December 31, 2003

			Share	Group
Name of the company	Location	Currency	capital	interest
Companies and groups consolidated on a line-by-line basis:

Parent Company
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	236,026,454.30

Italian subsidiaries
Benfin S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100.000%
_ Olimpias group	Ponzano Veneto (Tv)	Eur	10,000,000	85.000%
_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100.000%
Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100.000%
_ I.M.I. Italian Marketing International S.r.l.	Ponzano Veneto (Tv)	Eur	90,000	100.000%
Società Investimenti
e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100.000%
_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Eur	10,516,456	100.000%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100.000%
_ Colors Magazine S.r.l.	Ponzano Veneto (Tv)	Eur	1,549,370.69	100.000%
Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100.000%
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100.000%
Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100.000%

Foreign subsidiaries
Benetton USA Corp.	Wilmington	Usd	73,654,000	100.000%
Benetton Retail International S.A.	Luxembourg	Eur	10,000,000	100.000%
_ Benetton Retail Belgique S.A.	Bruxelles	Eur	9,500,000	100.000%
_ Benetton Retail Deutschland GmbH	München	Eur	2,000,000	100.000%
_ New Ben GmbH	Frankfurt	Eur	1,000,000	51.000%
_ Benetton Retail (1988) Ltd.	London	Gbp	56,800,000	100.000%
_ Benetton Retail Ungheria Kft.	Budapest	Huf	50,000,000	100.000%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Benetton Retail Spain S.L.	Castellbisbal	Eur	10,180,300	100.000%
_ Benetton 2 Retail Comércio
de Produtos Têxteis S.A.	Maia	Eur	500,000	100.000%
_ Benetton Retail France S.A.S.	Paris	Eur	12,213,336	100.000%
Benetton Deutschland GmbH	München	Eur	2,812,200	100.000%
Benetton International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%

			Share	Group
Name of the company	Location	Currency	capital	interest
_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
_ Benetton Croatia d.o.o.	Osijek	Hrk	2,000,000	100.000%
_ Benetton Sportsystem Taiwan Ltd.	Taichung	Twd	10,000,000	100.000%
_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
_ DCM Benetton India Ltd.	New Delhi	Inr	109,241,000	50.000%
_ Benetton (Far East) Ltd.	Hong Kong	Hkd	51,000,000	100.000%
_ United Colors of Benetton do Brasil Ltda.	Curitiba	Brl	74,981,578	100.000%
_ Benetton Austria GmbH	Salzburg	Eur	3,270,277.54	100.000%
_ Benetton Trading USA Inc.	Bordentown	Usd	379,148,000	100.000%
_ Benetton Finance S.A.	Luxembourg	Eur	181,905,390	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100.000%
_ Benetton Textil Spain S.L.	Castellbisbal	Eur	150,250	100.000%
_ Benetton Textil - Confeccao de Texteis S.A.	Maia	Eur	100,000	100.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%
_ Benetton Trading S.à r.l.	Sahline	Tnd	20,000	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton Real Estate Austria GmbH	Wien	Eur	2,500,000	100.000%
_ Benetton France Trading S.à r.l.	Paris	Eur	99,495,711.60	100.000%
_ Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
_Benetton Realty Spain S.L.	Castellbisbal	Eur	15,270,450	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Maia	Eur	100,000	100.000%

Investments in subsidiaries companies carried at equity
_ Benetton Slovakia s.r.o.	Dolny Kubin	Svk	135,000,000	100.000%
_ Benetton Argentina S.A.	Buenos Aires	Arp	500,000	100.000%

Investments in subsidiaries and associated companies carried at cost
_ Consorzio Generazione
Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.333%
_ ACN 073 106 966 Pty.	Sydney	Aud	1,000	100.000%
_ L'Apollinaire S.n.c.	Paris	Eur	38,112.50	100.000%
_ Benetton Australia Pty. Ltd.	Sydney	Aud	500,000	100.000%
_ Benetton Realty Russia O.O.O.	Moscow	Rub	3,400,000	100.000%

Consolidated balance sheets			Appendix 2
reclassified according
to financial criteria			Thousands
	(thousands of Euro)		of Usd (*)
ASSETS	12.31.2002	12.31.2003	12.31.2003
Current assets
Cash and banks	190,728	324,835	408,123
Marketable securities	26,291	27,289	34,286
Differentials on forward transactions	8,740	10,000	12,564
Financial receivables	71,213	7,298	9,169
	296,972	369,422	464,142

Accounts receivable
Trade receivables	866,803	848,508	1,066,065
Other receivables	125,012	297,220	373,427
less - Allowance for doubtful accounts	(72,474)	(95,870)	(120,451)
	919,341	1,049,858	1,319,042

Assets due to be sold	113,886	8,088	10,162
Inventories	284,425	233,736	293,666
Accrued income and prepaid expenses	22,009	15,842	19,904
	420,320	257,666	323,732
Total current assets	1,636,633	1,676,946	2,106,915

Investments and other non-current assets
Equity investments	2,095	20,514	25,774
Securities held as fixed assets	10	9	11
Guarantee deposits	16,233	15,832	19,891
Financial receivables	16,497	30,615	38,465
Other non-current receivables	10,740	8,662	10,883
Total investments and other non-current assets	45,575	75,632	95,024

Tangible fixed assets
Real estate	594,941	641,966	806,566
Plant, machinery and equipment	352,907	327,409	411,357
Office furniture, furnishings and electronic equipment	104,105	100,269	125,978
Vehicles and aircraft	37,605	22,817	28,667
Construction in progress and advances for tangible fixed assets	17,033	17,019	21,383
Finance leases	15,057	13,913	17,480
less - Accumulated depreciation	(415,708)	(409,553)	(514,562)
Total tangible fixed assets	705,940	713,840	896,869

Intangible fixed assets
Licenses, trademarks and industrial patents	28,897	28,225	35,462
Deferred charges	226,099	202,800	254,798
Total intangible fixed assets	254,996	231,025	290,260
TOTAL ASSETS	2,643,144	2,697,443	3,389,067

			Thousands
			of Usd (*)
LIABILITIES	12.31.2002	12.31.2003	12.31.2003
Current liabilities
Bank loans	32,322	33,879	42,566
Short-term loans	4,668	1,339	1,682
Current portion of long-term loans	55,718	1,567	1,969
Current portion of lease financing	4,608	4,977	6,253
Accounts payable	339,804	331,563	416,576
Other payables, accrued expenses and deferred income	96,643	91,364	114,790
Reserve for income taxes	12,248	126,514	158,952
Total current liabilities	546,011	591,203	742,787

Long-term liabilities
Bonds	300,000	300,000	376,920
Long-term loans,
net of current portion	503,992	502,269	631,051
Other long-term liabilities	2,217	3,330	4,184
Lease financing	25,274	21,834	27,432
Reserve for employee termination indemnities	53,430	49,774	62,536
Other reserves	56,867	42,373	53,237
Total long-term liabilities	941,780	919,580	1,155,360

Minority interests in consolidated subsidiaries	14,780	12,799	16,081

Shareholders' equity
Share capital	236,026	236,026	296,543
Additional paid-in capital	56,574	56,574	71,080
Surplus from monetary revaluation of assets	22,058	22,058	27,714
Other reserves and retained earnings	836,393	762,986	958,616
Translation differences	(617)	(11,657)	(14,646)
Net income/(loss) for the year	(9,861)	107,874	135,533
Total Shareholders' equity	1,140,573	1,173,861	1,474,839
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,643,144	2,697,443	3,389,067

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of operations reclassified				Appendix 3
to cost of sales for the years ended
December 2001, 2002, 2003				Thousands
	(thousands of Euro)			of Usd (*)
	2001	2002	2003	2003
Revenues	2,097,613	1,991,823	1,858,983	2,335,626

Cost of sales
Material and net change in inventories	606,669	595,686	528,315	663,775
Payroll and related costs	102,305	101,045	90,786	114,064
Subcontract work	398,179	350,840	364,291	457,695
Industrial depreciation	32,628	33,053	24,075	30,248
Other manufacturing costs	48,682	43,817	41,731	52,431
	1,188,463	1,124,441	1,049,198	1,318,213

Gross margin	909,150	867,382	809,785	1,017,413

Selling, general and administrative expenses
Payroll and related cost	134,266	142,126	121,424	152,557
Distribution and transport	33,992	31,544	31,687	39,812
Sales commissions	99,456	92,112	82,622	103,806
Advertising and promotion	112,642	101,926	69,477	87,291
Depreciation and amortization	80,067	99,812	79,178	99,479
Other expenses	163,083	157,215	193,818	243,513
	623,506	624,735	578,206	726,458

Income from operations	285,644	242,647	231,579	290,955

Other income/(expenses)
Foreign currency gain/(loss), net	6,965	8,607	9,652	12,127
Interest income	43,145	32,807	28,780	36,159
Interest expenses	(79,727)	(73,241)	(60,213)	(75,652)
Other income/(expenses), net	(13,292)	(161,829)	(44,480)	(55,885)
	(42,909)	(193,656)	(66,261)	(83,251)

Income before taxes and minority interests	242,735	48,991	165,318	207,704

Income taxes	92,413	57,243	56,399	70,860

Income/(Loss) before minority interests	150,322	(8,252)	108,919	136,844

Minority interests gain	(2,245)	(1,609)	(1,045)	(1,313)

Net income/(loss)	148,077	(9,861)	107,874	135,531

(*) Exchange rate: Euro 1 = Usd 1,2564000 as of December 31, 2003.
The accompanying notes are an integral part of the consolidated financial statements.

Valuation and qualifying accounts					SCHEDULE II
as of December 31, 2001, 2002 and 2003
(thousands of Euro)

	Balance at	Additions			Balance at
	beginning	charged to			end of
Description	of Period	Profit/Loss	Other (1)	Deductions	Period

Deducted in the Balance Sheets from the assets to which it applies:

Allowance for doubtful accounts
2001	62,836	23,051	(1,412)	(17,149)	67,326
2002	67,326	23,061	(2,241)	(15,673)	72,473
2003	72,473	48,430	(687)	(24,347)	95,869

Inventory valuation reserve
2001	8,662	11,813	(144)	(7,145)	13,186
2002	13,186	16,321	(806)	(10,725)	17,976
2003	17,976	5,341	(626)	(14,207)	8,484

Other reserves
- Exchange fluctuation reserve
2001	-	740	-	-	740
2002	740	25,681	-	(740)	25,681
2003	25,681	6,417	654	(12,427)	20,325
- Risk reserve
2001	13,072	12,148	(2,017)	(14,052)	9,151
2002	9,151	8,431	(368)	(3,305)	13,909
2003	13,909	2,555	80	(7,982)	8,562
- Taxation reserve
2001	3,080	-	-	-	3,080
2002	3,080	5,005	-	-	8,085
2003	8,085	24	16	(8,087)	38
- Reserve for agents' termination indemnities
2001	6,540	3,192	-	(2,490)	7,242
2002	7,242	3,065	(120)	(996)	9,191
2003	9,191	2,473	-	(584)	11,080

Total other reserves
2001	22,692	16,080	(2,017)	(16,542)	20,213
2002	20,213	42,182	(488)	(5,041)	56,866
2003	56,866	11,469	750	(29,080)	40,005

  Represents balances of acquired companies, transfers from other reserve accounts and the effect of translation adjustment.

(2) Represents write-offs of uncollectible accounts.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

 Benetton Group S.p.A.

We have audited the accompanying consolidated balance sheets of Benetton Group S.p.A. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the three years in the period ended December 31, 2003 all expressed in Euro. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Italy.

The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders' equity and financial position at December 31, 2003 and 2002, to the extent summarized in Note 30.

Our audit comprehended the translation of Euro amounts into U.S. Dollar amounts and, in our opinion, such translation has been made in conformity with the basis state in Note 5. Such U.S. Dollar amounts are presented solely for the convenience of the international readers.

/s/ Deloitte & Touche S.p.A.

________________________

Treviso, Italy

March 31, 2004

(June 28, 2004, as to Note 30)

Item 18: Financial Statements. Not applicable

Item 19: Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Memorandum and Articles of Association of Benetton Group S.p.A. filed with the SEC on December 31, 2002 under Form 20-F, is incorporated herein by reference.

2.1 Deposit Agreement among Benetton Group S.p.A. and Morgan Guaranty Trust Company of N.Y. as depositary and all holders from time to time of American Depository Receipts issued under the Deposit Agreement dated as of February 2, 1987 filed with the SEC on December 31, 2000 under Form 20-F, is incorporated herein by reference.

4.1 Material contract: Framework Agreement for the Sale of Rollerblade.

5.1 Benetton agrees to provide the Securities and Exchange Commission, upon request, with a list showing the number and a brief identification of each material foreign patent for an invention not covered by a United States patent.

8.1 Significant subsidiaries as of the end of the year covered by this report: See "Organizational structure" in "Item 4: Information on the Company."

12.1 Section 302 Certification of Chief Executive Officer.

12.2 Section 302 Certification of Chief Financial Officer.

13.1 Section 906 Certification.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BENETTON GROUP S.P.A.

/s/ LUCIANO BENETTON

_______________________

LUCIANO Benetton

Chairman

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2003

Commission file number: 1 - 10230

BENETTON GROUP S.p.A.

(Exact name of Registrant as specified in its charter)

REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization)

VIA VILLA MINELLI 1, 31050 PONZANO VENETO (TV), ITALY

(Address of principal executive offices)

EXHIBITS

EXHIBIT 4.1

FRAMEWORK AGREEMENT

1. BENETTON GROUP S.p.A., with registered office in Ponzano Veneto (TV), represented by its managing director, Mr Luigi de Puppi (hereinafter referred to as "Benetton"), hereby acting also on behalf of Benetton Sportsystem USA Inc.;

2. PRIME NEWCO S.r.l, with registered office in Treviso, represented by its pro-tempore legal representative, Mr. Franco Vaccari (hereinafter referred to as the "Purchaser").

WHEREAS:

(a) Benetton controls indirectly Benetton Sportsystem U.S.A. Inc., a company based in the U.S which, among other things, owns the trademark "Rollerblade" and the going concern that manufactures and merchandises rollerblades and the pertaining products marked by this principal trademark and the related trademarks.

(b) After being approached by several subjects with an interest in purchasing the said trademark and the pertaining business, Benetton granted to the merchant bank Merrill Lynch International - Milan office ("Merrill Lynch") a mandate to study the feasibility of divesting such business, including the trademarks.

(c) Commencing May 13, 2002, Merrill Lynch asked the various potentially interested parties to confirm their intention to buy and to make a non-binding offer, in order to make a first evaluation.

(d) On the basis of the non-binding offers received, Benetton, with the assistance of Merrill Lynch, selected several interested subjects, one of those being the company Tecnica S.p.A., with registered office in Giavera del Montello (TV) ("Tecnica"), and allowed them to carry out documentary due diligence procedures on a number of documents selected and/or organized for this purpose by Benetton and made available in an ad hoc data room in August 2002; all the information that were disclosed and/or revealed to Tecnica, its managers, or representatives during the due diligence procedure or thereafter by means of transmission of documents, is deemed to be known by the Purchaser.

(e) The Purchaser is the controlling shareholder of Tecnica, which has recently signed a framework agreement with Benetton for the purchase of Nordica Business, with Closing Date 31 January 2003 (for most of the closing contracts and activities).

(f) The Purchaser, on the basis of the data and information concerning the Business (as defined by the following Article 1.33) received by Tecnica according to point (d) above and communicated by Tecnica to the Purchaser, as well as on the basis of the evaluation of the potential synergies that the purchase of the said Business could provide to the companies of "Tecnica group", has sent to Benetton an irrevocable proposal for the execution of a binding preliminary contract concerning the purchase of the Business by the Purchaser (directly or through subsidiaries or affiliates, or through a third company whose compliance is unconditionally promised by the Purchaser, jointly and severally bound).

(g) Benetton has accepted the irrevocable proposal of the Purchaser and, on the basis of such proposal, the Parties have executed this Framework Agreement, which includes, together with the Schedules, all the agreements between the parties regarding the purchase of Rollerblade Trademark and the pertaining Business, as defined by the following Articles 1.33, of the Participation, of Moulds 2003 and/or Moulds 2004 as infra defined.

THEREFORE, the foregoing being complementary to the provisions ser forth below provisions, the Parties hereby agree as follows:

1. DEFINITIONS

In this Framework Agreement, the terms defined below, when capitalized, shall have the meaning attributed to them in this Article 1.

Purchaser means the company Prime Newco S.r.l.

Patents means the patents, the utility models, the design patents and the ornamental designs registered by the Sellers, and the patent applications filed by the Sellers in reference to the Products listed in Schedule 1. This Schedule also indicates the Patents in relation to which the Purchaser, or the Transferee designated by the Purchaser, undertakes to grant in favor of the Transferee of Nordica Business a license to use.

Licensed Patents means the patents, the design patents, the utility models and the ornamental designs registered by the Sellers in relation mainly to other products of their sports line, but also used in relation to the Products, as listed in Schedule 2, that the Sellers (or parties acting on their behalf) will grant as a license to the Purchaser before the end of the Closing period pursuant to the license agreements as attached to this framework Agreement in Schedule 3.

Closing means the performance of the transactions necessary to transfer the Business in each Jurisdiction.

Fixed Component means the amount of Euro 20.000.000,00 (twenty millions Euros), which constitutes the evaluation of both the goodwill of the Business and the Intellectual Property, with the exclusion of the evaluation covered by the Variable Component.

Variable Component means the algebraic sum of the Value of the Inventory and the amount of the Liabilities.

Contracts means all the contracts listed in Schedule 4 entered into for the activity of the Business, and transferred together with it.

Supply of Services Contract means the contract that the Purchaser and/or the Transferees of the Business and Benetton will enter into on the Closing Date, containing the same terms and conditions of the supply of services contract entered into by Benetton and the Transferee of the Nordica Business with the appropriate adjustments, and with the content defined by a Third Arbitrator, in the case of absence of agreement within the Closing Date.

Sponsorship Contracts means the sponsorship contracts entered into with athletes or competitive teams for the promotion of the Products listed in Schedule 4, the cost of which will be borne by Benetton until December 31, 2003.

Bordentown Lease Agreement means the lease agreement for a fixed duration concerning part of the real-estate of Bordentown (new Jersey), regulated by Article 8.1 of this Framework Agreement.

Trevignano Lease Agreement means the lease agreement for a fixed duration concerning part of the real-estate property of Trevignano, regulated by Article 7 of this Framework Agreement

Receivables means the commercial receivables of the Business identified by Benetton and communicated to the Transferees within five Working Days from the Closing Date. Benetton is entitled to instruct the Transferees to collect these receivables according to the terms and conditions set out in the following Article 10.

Closing Date means May 31, 2003, or the different date agreed by the Parties.

Employees means the employees listed in Schedule 5, save for any individual and voluntary resignations of single employees.

Due Diligence Documents means the documents and the information regarding the Business made available to Tecnica (and through this to the Purchaser) or to the Purchaser before the execution of this Framework Agreement, which consists of the documents listed under Schedule 6.

Eurobor means the rate called Euro Interbank Offered Rate, in reference to a period of a certain duration, as determined on page Telerate 248, actual column 360, on the second Working Day before the end of the above mentioned period, or the equivalent at 11 a.m. in Milan.

Rollerblade Turnover means the consolidated turnover, net of returned merchandise (which is not warranted by Benetton pursuant to this Framework Agreement or is not otherwise attributable to Benetton) and net of the trade allowance (calculated in reference to the sale of Products and as long as consistent with the practice of the Purchaser for other products of its lines) realized by the Purchaser and its subsidiaries (and by the companies they participate as a part of a group) through the sale of products which display the Trademarks, and through trademarks that are part of the line of Rollerblade products registered after the Closing Date, or through the exploitation of the Intellectual Property.

Working Days means all the days in which banking institutions are open on the Milan Stock Exchange.

Jurisdiction means each country in which each element of the Business is located.

Inventory means the entire inventory of Products existing on the Closing Date, ascertained in accordance with the provisions set out in Schedule 9.

Trademarks means the trademark "Rollerblade", as well as the other trademarks related to it, registered by the Sellers, and the trademark applications filed by the Sellers, listed in Schedule 7.

Participation means the stake of Benetton in Benetton Sportsystem Schweiz AG equal to 100% of the company capital.

Liabilities means all the liabilities of the Business existing on the Closing Date, which the Parties will agree to transfer as part of the Business before the Closing Date (including the severance in whole or in part, as set out in Article 9.2).

Losses means all the costs, the expenses, the losses and the liabilities suffered by the Transferees or the Sellers as a consequence of a breach of the representations and warranties or as a consequence of a breach of other warranties legally required.

Interim Period means the period from the date on which this Framework Agreement is signed until the Closing Date.

Closing Price means the sum of the Fixed Component and Variable Component as resulting from the Closing Asset and Liability Statement.

Temporary Price means the sum of the Fixed Component and Variable Component as resulting from the Estimated Asset and Liability Statement.

Moulds 2003 Price means the amount of Euro 1.500.000,00 (one million and five hundred Euro) (amount comprehensive of the research and development costs), agreed by the Parties and not subject to adjustments.

Moulds 2004 Price means the amount resulting from the sum of the amounts of the invoices received by Benetton for the Moulds 2004 (for this reason) until the date of execution of this Framework Agreement plus the fixed amount of Euro 60.000,00 (sixty thousand Euro), as agreed by the Parties in reference to the research and development costs. The Purchaser and/or the involved Transferee shall bear the remaining costs due to third parties for this reason, holding Benetton free from this responsibility.

Participation Price means the value of the net capital of the company Benetton Sportsystem Schweiz AG as resulting from the Asset and Liability Statement of May 31, 2003, drafted in accordance with the provisions of the following Article 3.9.

Products means all the products which display the Trademarks manufactured and/or sold in the context of the activity of the Business and which display the Trademarks.

Intellectual Property means the Trademarks, the Patents, the Licensed Patents, as well as the possible copyrights, de facto trademarks, trade names and domain names used to operate the Business, as long as related to the Trademarks and with the exclusion of both the name and trademark "Benetton" in its different inflexion and the expression "Sportsystem".

Business means the totality of the going concern being transferred pursuant to this Framework Agreement, including the goodwill, the Moulds 2003 and/or 2004 that are part of it, the Contacts, the Employees, the Intellectual Property, the Liabilities and the Inventory. Real estates and debts different from the Liabilities are not included in the Business.

Auditing Company means the auditing company PriceWaterhouse Coopers of Treviso, or the auditing company KPMG of Padova if the former fails to accept or has a conflict of interest or, if the latter company does not wish or cannot accept the mandate to audit, the leading Italian auditing company, independent from the Parties, that will be jointly appointed by the Parties within fifteen days from KPMG's refusal, or by the President of the Court of Milan, if no agreement is reached by the Parties.

Closing Asset and Liability Statement means the closing revaluation of the Estimated Financial Position, as drafted pursuant to the provisions of this Framework Agreement agreed by the Parties or, upon request of the most diligent Party, by the Auditing Company within thirty days from the date of the mandate, if no agreement is reached within sixty days from the Closing Date.

Estimated Asset and Liabilities Statement means the pro-forma financial situation of the Business on March 31, 2003, that will be drafted by Benetton during the Interim Period according to the provisions of this Framework Agreement.

Moulds 2003 means the existing moulds used by the Sellers to manufacture the Products as listed in Schedule 8, including the related research and development; these are the moulds created up to the collection 2003 (included), regardless of their ownership.

Moulds 2004 means the moulds under construction and pertaining to the collection 2004, regardless of their ownership.

Third Arbitrator is the single arbitrator nominated in accordance with the National Arbitration Rules of the National and International Arbitration Chamber of Milan, which the Parties declare to entirely know and accept, The Arbitrator shall proceed without ritual and on equity basis, and its decision is final and can not be appealed; the decision shall be accepted by the Parties as an integral part of this Framework Agreement. The most diligent Party can call upon the Arbitrator solely in the cases expressly set out in this Framework Agreement in order to fill the vacuum of the contractual will of the Parties.

Transferee of Nordica Business means, in Italy, the company Nordica S.p.A., with registered office in Trevignano (TV), purchaser of Nordica Business, and, in the United States, the company Nordica USA Corp., with registered office in New Hampshire, purchaser of specific assets.

Transferees means the Purchaser and any of its subsidiaries or affiliates, or the third company, whose compliance is unconditionally promised by the Purchaser, jointly and severally bound, whether existing or to be incorporated before the Closing Date, which shall be designated by the Purchaser to purchase part of the Business.

Know How Value means 1,5% of the amount of Rollerblade Turnover realised by the Purchaser in each financial period from 2003 (i.e. from the Closing Date up to December 31, 2003) until 2007 (included).

Inventory Value means the value of the Inventory on the Closing Date as ascertained applying the provisions set out in Schedule 9 to the Inventory drafted on the Closing Date.

Sellers means the Benetton Sportsystem USA Inc., as the owner of the Business, as well as Benetton and the companies it directly or indirectly controls, which own the Participation and/or the Moulds 2003 and/or the Moulds 2004.

2. OBJECT OF THE AGREEMENT

Under the terms and conditions described in this Framework Agreement, Benetton undertakes to procure, pursuant to the provisions of Article 1381 of the Italian Civil Code, that Benetton Sportsystem USA Inc. will sell the Business and the Know How to the Purchaser and to the Transferees. Benetton undertakes to sell and to procure, pursuant to the provisions of Article 1381 of the Italian Civil Code, that the Sellers will sell the Participation, the Moulds 2003 and the Moulds 2004 Pursuant to the Framework Agreement. The Purchaser undertakes to purchase and to provoke, pursuant to the provisions of Article 1381 of the Italian Civil Code, that the Transferees will purchase the Business, the Know How, the Participation, the Moulds 2003 and Moulds 2004.

The transfer of objects of the sales mentioned in Article 2.1 will be concluded on the Closing Date in each Jurisdiction, with the involved Seller(s) and/or involved Transferee(s)' execution of the Closing Agreements entered into with the formalities required under the local laws. It is expressly understood that the Purchaser is jointly responsible with the Transferees for the compliance of the obligations of the Transferees pursuant to this Framework Agreement and the Closing Agreements and, conversely, that Benetton is jointly responsible with all the Sellers for the compliance of the obligations of the Sellers pursuant to this Framework Agreement and the Closing Agreements.

The Closing Agreements have the sole function of allowing the conclusion of the transfers with the formalities required under the local laws. The terms and conditions of this Framework Agreement shall apply, even though departing from the covenants contemplated in the Closing Agreements or not replicated in the Closing Agreements.

As a consequence, any covenant of the Closing Agreements which is inconsistent with any provision of this Framework Agreement shall not constitute an amendment of this Framework Agreement, unless it is so expressly provided in a written addendum signed by Benetton and the Purchaser. Therefore, in absence of such addendum, Benetton and the Purchaser, in the context of their relationship, agree not to apply - and to the extent possible to procure that the Sellers and the Transferees not apply - such inconsistent covenants (even if the same are mandatory pursuant to the relevant law), and agree in their relationship to apply, and to procure that the Sellers and the Transferees involved apply, in their stead, the covenants of this Framework Agreement. In the event the non-application of the inconsistent covenants between the Sellers and the Transferees is not allowed in some Jurisdictions, Benetton and the Purchaser shall make the necessary adjustments to reach the condition that would have existed if such inconsistent covenants had not been applied and the covenants of this Framework Agreement had been applied instead. Nonetheless, in the event Benetton and the Purchaser do not agree on the content of the adjustments, the decision will be resorted to the Third Arbitrator, and the Parties hereafter undertake to accept it as final and without appeal; it is further understood that the contractual terms will be suspended from the moment of the resort to the Third Arbitrator and will start again as from the date of the Third Arbitrator's communication to the last of the involved Parties.

The transfer of the Know How from the Sellers to the Purchaser shall take place on the Closing Date and subject to the Closing, without any formality. The Purchaser, also on behalf of the Transferees, acknowledges the verification and the knowledge of the Know How object of the transfer and to accept it, as ascertained and known by the Purchaser, without any other claim to the Sellers on the matter; upon request of Benetton, the Purchaser shall provoke similar acknowledgment to be formalized by the involved Transferee(s) at the Closing.

The Purchaser acknowledges to be aware of the transfer of the property of the Licensed patents to Nordica Business and (save for the patent n. TV 2002A00063, still owned by Benetton, whose license will be granted on the basis of the agreement reached by the Parties before the Closing Date, or, if no agreement is reached, on the basis of the license drafted by the Third Arbitrator). Furthermore, the Purchaser declare to have no objection and to expressly hold the Sellers free from any responsibility on the matter.

3. FINANCIAL COVENANT BETWEEN THE PARTIES

The consideration for the purchases indicated in Article 2.1 shall be paid by the Purchaser, also on behalf of the Transferees, to Benetton, also on behalf of the other Sellers, as follows:

on the Closing date, the Purchaser shall pay to Benetton the amount resulting from the sum (i) of the Fixed Component (first minuend), (ii) the Moulds Price 2003 (second minuend), (iii) the Moulds Price 2004 (third minuend), (iv) the Participation Price, if determined by mutual consent on such date (forth and final minuend), (iv) the Liabilities known on the Closing Date (first and final subtrahend);

in the event the Participation Price is not determined by mutual consent of the Parties on the Closing Date, it will be determined by the Auditing Company, upon request of the most diligent Party, within 30 days from the mandate. The amount due for this reason, and not paid on the Closing Date, will be paid by the Purchaser within 30 days from the determination of the Accounting Company, plus interest accrued from the Closing Date at the six months Eurobor rate together with a spread of 2%;

the Purchaser shall pay to Benetton the Inventory Value, less the possible Liabilities of unknown amount at the Closing Date, which shall be determined, as agreed, after the Closing Date, as set out in the following Article 11.3 - also as for the terms of payment - solving the possible difference between the Temporary Price already paid and the Closing Price no further than the term set out in the following Article 11.3.2, also by means of clearance when required and its preconditions are in place.

The Know How Value shall be paid by the involved Transferee to Benetton Sportsystem USA Inc. on June 30 of each year as from 2004 on the basis of Rollerblade Turnover as realized during the previous financial period.

In order to determine the Know How Value the Purchaser shall communicate to Benetton the Turnover of Rollerblade realized during the previous financial year not later than March 31 of each year, providing this data together with the necessary account details, listed by country and type of products.

Within April 30, with a week notice, Benetton shall have the right to access the accounting documents of the Purchaser and/or the Transferees and and/or their subsidiaries in order to check, through its delegates and consultants, the precision of the Rollerblade Turnover and of the determination of the Know-How Value.

In the event, after the checks or if Benetton had not exercised the right to carry out the checks, Benetton and the Purchaser will not reach an agreement on the determination of Rollerblade Turnover, the Auditing Company shall determine it with binding effect for the Parties upon the request of the most diligent Party, which shall be presented not later than May 31.

In the event, for any reason, the definitive determination of the Know How Value has not yet been reached on June 30, the Purchaser, or the Transferee, shall provisionally pay the Know How Value as communicated to Benetton pursuant to Article 3.3 above, and shall pay the possible compensatory amounts, plus the accrued interests on the basis of the six moths Eurobor rate with a spread of 2% as from June 30, not later than five Working Days from the date in which the Know How Value will be definitively determined.

In the event the Purchaser disposes of the Business (e.g., assignment, contribution, lease) during the period between the Closing Date and June 30, 2008, the Purchaser undertakes to provoke that the assignee will expressly and in advance assume in respect to Benetton all the obligations set out in Article 3, subsections 2 to 7, without prejudice to the joint responsibility of the Purchaser; moreover, if the disposal takes place in favor of parties outside Tecnica Group (considered as the subsidiaries of a common holding company pursuant to the provision of Article 2369, n. 1 of the Italian Civil Code), Benetton shall be entitled to receive, as a Know How Value for each year or portion of year, a minimum amount equal to the Know How Value accrued during the last period before the disposal (however not less than the guaranteed amount as set out in the following Article) in relation to the period following the disposal and within the above mentioned period.

In the event, on the date of payment of the Know How Value referred to the year 2007, the Know How Value totally paid to the Sellers by the Purchaser will be less then the amount of Euro 5.000.000,00, the Purchaser undertakes to pay to the Sellers - as a minimum guaranteed amount of the Know How Value - the difference between the amount of Euro 5.000.000,00 and the amount already paid in the meantime to the Sellers as Know How Value, being understood that there is no maximum limit to the Know-How Value. The amount due as a difference between Euro 5.000.000.,00 and what has already been paid in the meantime to the Sellers as the Know How Value shall be paid not later than June 30, 2008.

The Sellers, with the consent of the Purchaser, shall draft the Assets and Liabilities Statement as for May 31, 2003, of Benetton Sportsystem Schweiz AG, on the basis of the IAS accounting principles (International Accounting Standards) in accordance with those adopted by the Swiss company, highlighting the net assets and liabilities. If no agreement is reached, the Assets and Liabilities Statement will be drafted by the Accounting Company upon the request of the most diligent part, not later than thirty days from the mandate.

Benetton and the Purchaser shall agree, complying with the civil and fiscal laws, the allocation of the Price to each element of the Business (and without any relevance for the purpose of this Framework Agreement); if no agreement is reached the allocation shall take place on the basis of the Closing Assets and Liabilities Statement.

Benetton and the Purchaser, each to the extent of its responsibilities, shall divide the Price respectively collected and paid pursuant to this Framework Agreement, among the Sellers and the Transferees respectively, as appropriate.

After 120 days from the Closing Date, the Parties shall procure to make all necessary payments in order to settle the following positions, to the extent to which they are not taken into account in the Closing Assets and Liabilities Statement and/or this Framework Agreement:

Payments effected by the Sellers before the Closing Date, to the extent such payments are consideration for services received or goods purchased after the Closing Date.

Payments effected by the Transferees after the Closing Date, to the extent such payments are consideration for services received or goods purchased prior to the Closing Date.

Payments received by the Sellers before the Closing Date, to the extent such payments are consideration for services rendered or goods sold after the Closing Date.

Payments received by the Transferees after the Closing Date, to the extent such payments are consideration for services rendered or goods sold prior to the Closing Date.

In the event the Parties are in disagreement regarding the above adjustments not later than 30 days, the adjustments shall be determined by the Auditing Company, upon request of the more diligent Party not later than 30 days from the mandate.

All payments that the Purchaser shall make to Benetton or to the party will be indicated in writing, shall be deemed successful and, unless otherwise indicated, shall be effected by bank transfer of the amount due, with cleared currency, on the current account indicated by Benetton in writing before the Closing Date. All the payments of Benetton to the Purchaser pursuant to this Framework Agreement shall be effected by bank transfer, with cleared currency on the current account indicated by the Purchaser in writing before the Closing Date.

4. INTERIM PERIOD

Benetton undertakes to carry out, and to provoke the other Sellers to carry out the Business during the Interim Period in the ordinary course and consistently with the practices adopted up to the date on which this Framework Agreement is signed, unless otherwise agreed in writing with the Purchaser.

During the Interim Period, the Purchaser undertakes to constitute, in each Jurisdiction where it is considered necessary, a subsidiary or a branch to be used as a Transferee for the elements of the Business located in such Jurisdiction, with timing and methods ensuring that such Transferee will have the capability, pursuant to the laws of such Jurisdiction, to receive the elements of the Business on the Closing Date.

Unless otherwise provided by this framework Agreement, in the event authorizations or third party consents are required for the transfer of some elements of the Business, the transfer of the Participation, the Moulds 2003 and/or the Moulds 2004, Benetton shall endeavor to obtain any consent or authorization during the Interim Period. However, it is hereby agreed that the Sellers and the Transferees shall proceed with the Closing even if such consent or authorization is not obtained by the Closing Date, and the elements of the Business which require third party consent or authorization for the purpose of the transfer shall be transferred subject to the grant of the consent or authorization, without the Sellers bearing any liability for the failure to transfer and without any reduction of the Price in case of denial of the consent. The parties shall consult if third party consents are required.

Benetton undertakes to ensure that all the contracts inside the group related to the Business shall end as from the Closing Date, with the exception of the provisions of the Supply of Services Contract.

5. CONDITIONS TO THE CLOSING

The Parties obligation to proceed with the transfer of the elements which comprise the Business in each Jurisdiction shall be conditional on the satisfaction of any further conditions precedent which may be provided under the laws of each Jurisdiction, expressly excluding any anti-trust authorization that may be necessary in any Jurisdiction, which will be subject to the following provisions of this Article 5.

The Parties mutually undertake to use their best efforts, and to procure that the other Sellers and the other Transferees use their best efforts, to provoke that the conditions precedent to the Closing in each Jurisdiction shall be satisfied during the Interim Period. For this purpose the Parties also undertake to co-operate, and to procure that the other Sellers and the other Transferees co-operate, so as to immediately implement, and procure that the other Sellers and the other Transferees immediately implement, all necessary activities for which they are responsible and which are prerequisites to obtain the necessary authorizations and to satisfy any requirement under law.

The Purchaser and Benetton acknowledge the agreement that, in their relations, the issuance of the permit or the anti-trust authorization for the overall operation of this Framework Agreement or for single part of it (i.e. the transfer of elements of the Business in each Jurisdiction) will not constitute essential condition to their obligations pursuant to this Framework Agreement. The purchaser undertakes to assume both the risk of the possible refusal of the authorization and the performance of the prescriptions that the competent anti-trust authority should impose as a condition to grant the permit or the authorization to the operation as a whole or to each part of it.

As a consequence, it is expressly agreed that, when allowed by the applicable anti-trust laws, the Closing shall take place pursuant to the following Article 5 even if the procedure for the issuance of the permit or the authorization is not yet concluded. It is duty of the Purchaser and the other Transferees to comply with the requirements set by the competent antitrust authority, holding Benetton and the other Sellers harmless and indemnified.

In the event that on the Closing Day the conditions precedent required by law had not yet occurred or the applicable law did not allow enable the Closing before the permit or the antitrust authorization were granted, the Closing in such Jurisdiction or Jurisdictions will be delayed until the date the condition precedent required by law occurs or until the permit and the antitrust authorization is granted, without prejudice to Benetton's right to receive and collect on the Closing Date the entire amount to be paid pursuant to Article 3.1.1. and the other provisions of this Framework Agreement. After the Closing Date and until the date on which the Closing can actually be finalized, the element of the Business concerned by the delay will be managed by Benetton and the other Transferees as long as it is possible and permitted by the applicable laws, on the basis of the directions of the Purchaser, and the results of such management shall benefit, and shall be borne by, the Purchaser and the involved Transferees.

If any of the conditions precedent required by law do not occur in a Jurisdiction (without prejudice for the antitrust authorizations mentioned in the other subsections of this Article 5) not later then sixty days, then Benetton and the Purchaser shall in good faith negotiate possible alternative solutions with the aim of achieving the conclusion of the transfer of the elements of the Business located in such Jurisdiction pursuant the applicable laws. Any additional burden arising from any such alternative solution shall be borne by the Party to which the failure of the occurrence of the condition precedent can, objectively or subjectively, be attributed, unless the failure of the occurrence of the condition precedent cannot be imputed to any Party, in which case such burden will be shared by the Parties.

In the event the permit or the authorization are definitively refused, the Purchaser shall organize, bearing the cost and the risk, the sale to a third party of the Business or of the elements of it for which the permit or the antitrust authorization has not been granted. Benetton shall be entitled to unbind such business elements in a newly incorporated company and shall keep to manage, or provoke the involved Sellers to manage, such elements in the course of the ordinary administration on behalf of the Purchaser. It is understood that the Purchaser shall refund to Benetton and the involved Transferees any cost and loss they might have encountered or suffered after the Closing Date due to these elements, and shall indemnify Benetton and the involved Sellers for any consequent claim or liability, including possible sanctions.

In the case the Purchaser does not sell to a third party the Business or elements of part of it for which permit or antitrust authorization has not been granted within twelve months from the Closing Date, Benetton shall have the right to mandate a leading investment bank to sell the Business or the involved element; the consideration of this assignment shall be paid to the Purchaser and to the involved Transferee according to the directions of the Purchaser, net of costs, expenses and any amount to be paid to Benetton or to the other Sellers pursuant to Article 5.7.

In the situations considered in the previous Article 5.7 and 5.8 all the obligations of the Purchaser pursuant to this Framework Agreement shall be fully valid and effective according to their terms.

6. CLOSING

Not later than May 10, 2003, the Parties shall jointly verify the necessary activities to the Closing in each Jurisdiction and shall draft a Closing Memorandum with a view, as long as feasible, to make the Closing take place within the Closing Date on the basis of the terms set out in this Article 6. In case it is not feasible to do so, the Parties undertake to try and reduce the duration of the Closing to the minimum number of days possible after the Closing Date and in any case not more than sixty days. However, it is agreed that at least the Intellectual Property shall be transferred on the Closing Date (save for covenant upon the license agreements, set out in Article 1.4 [sic]), together with the Participation, the Employees and the Moulds 2003 and/or the Moulds 2004, and that the Closing Date for all the aspects of this Framework Agreement, subject to said minimum requirement, will be the date of the beginning of the Closing operations. Once the Intellectual Property has been transferred on the Closing Date, the license agreements concerning the patents and the Licensed Patents shall be signed, as long as within the Closing period.

Subject to the provisions of Article 5 above and pursuant to the provisions of this Framework Agreement, the Sellers and the Transferees shall transfer the Business on the Closing Date by executing and performing the Closing Agreements, carrying out and complying with all formalities, and carrying out any other activity necessary in each Jurisdiction to give full effectiveness to the transfer of the Business and each of its components, as well as to give the Purchaser and the other Transferees full title and availability of the same, and to give the Purchaser and the other Transferees physical and actual possession of all the assets comprising the Business in each Jurisdiction.

Furthermore, on the Closing Date the Parties shall, at the same time, perform the following activities:

The Purchaser shall pay to Benetton the amount set under Article 3.1.1;

Benetton Sportsystem USA Inc. shall transfer the Know How to the Purchaser, which will issue a receipt;

The Parties shall procure the execution of the Supply of Service Contract;

The Parties shall procure the preparation of a physical inventory of the Inventory;

The Parties shall execute the Trevignano Lease Agreement;

Benetton Sportsystem USA Inc. shall execute the Bordentown Lease Agreement with the Purchaser or the involved Transferee.

All the costs, burdens, and fiscal charges related to the Closing shall be borne by the Purchaser and the involved Transferees, with the exception, however, of the costs of legal and economical competence of the Sellers (such as the commission due to the respective consultants) or the pertaining direct taxes on the transfer object of this Framework Agreement. The cost for the service possibly provided by the Auditing Company, when provided by this Framework Agreement or requested by both Parties with mutual consent, shall be borne by the Parties at a rate of 50% each.

Benetton shall procure that, on the Closing Date, the executive body of Benetton Sportsystem USA Inc. is substituted with a body formed from people appointed by the Purchaser or the involved Transferee.

The Parties hereby agree that the Closing transactions shall begin on the Closing Date in all Jurisdictions in which it is possible to do so, even if in some Jurisdictions it is not possible to carry out the Closing, because of a reason set out in Article 5. or any other reason. The provisions of Article 5 above shall apply to the latter Jurisdictions.

7. LEASE AGREEMENT FOR A FIXED DURATION ON PART OF THE REAL ESTATE OF TREVIGNANO

The Purchaser is aware of the Lease Agreement on part of the real estate property of Trevignano executed between Benetton and the Transferee of Nordica Business, hereby attached in Schedule 10. The Purchaser acknowledges to be fully aware of and to accept - in case it is needed - all the terms and conditions of such agreement, including the put and call rights on the real estate of Trevignano as a whole, as provided by the mentioned lease agreement and the preliminary contract of sale attached to it. On the Closing Date Benetton shall grant a lease for a fixed duration to the Purchaser or the designated Transferee on the warehouse of Trevignano which displays the letter "A" and the so called "racing office" of mq. 576 that constitutes part of the real estate which displays the letter "B1", for a monthly fee of Euro 50.000,00, to be paid in advance monthly installments starting from the date of the beginning of the possession. The remaining part of the lease agreement shall have the conditions similar to those of the lease agreement in Schedule 10, with the appropriate adjustments (except for the put and call clauses and the content of the preliminary contract of sale in the same Schedule). It is hereby agreed that the Purchaser and/or the Transferees shall receive the possession of the leased real estates free from people or goods on the Closing Date, and that the fees paid pursuant to this Framework Agreement shall be deducted from the purchase price of such property in favor of the Transferee of Nordica Business or of the designated third purchaser.

the Lease Agreement shall continue until April 30, 2003. Benetton and the Trasferee of Nordica Business (or the third party to be nominated) shall execute the purchase in notary deed within said date, in the case the put and call rights mentioned above have been activated.

8. LEASING AGREEEMENT FOR A FIXED DURATION ON THE REAL ESTATE OF BORDENTOWN

The real estate of Bordentown (New Jersey), not being part of the Business, shall be left with Benetton Sportsystem USA Inc.. On the Closing Date Benetton Sportsystem USA Inc. shall lease until December 31, 2003 to the Purchaser or the designated Transferee a portion of the estate to be agreed between the Parties and, if an agreement is not reached, to be determined by the Accounting Company upon request of the most diligent party. This portion should not be already in use for by management of the business of Prince and Ektelon trademarks and should be necessary for the management of the Business. The renting fee shall be agreed by the Parties according to the market value and, if an agreement is not reached, to be determined by the Accounting Company upon request of the most diligent Party. The Purchaser acknowledges to be aware that there is no partition between the portion of the estate that will be leased and the rest of the estate, nor a partition will be put in place. Thus, the Purchaser accepts the sharing and non separation of the space that will be leased.

9. EMPLOYEES

It is understood that, with regard to the Employees, Benetton Sportsystem USA Inc. shall bear the payment obligation of the severance as follows:

- the compulsory severance due to Mr. William Foy shall be borne solely by Benetton Sportsystem USA Inc.

- the cost of possible further severance due to Mr. Foy and to other Employees shall be borne by Benetton Sportsystem USA Inc. for 60% and by the Purchaser and/or the involved Transferee for the remaining 40%.

Benetton Sportsystem USA Inc. shall refund the expenditure incurred by the Purchaser and/or the involved Transferee for this reason not later than thirty days from the pertaining expenditure, net of any possible fiscal contribution. The Parties will endeavour to minimize the expenditure for severance.

10. RECEIVABLES

Upon request of Benetton, the Purchaser shall collect on behalf of Benetton, directly or through the Transferees, the Receivables pursuant to the terms and conditions of this Article 10.

Benetton and the Transferees shall send out to the debtors of the Receivables a circular communication, confirming that the payment they will make to the Transferees will be valid and will settle their position with Benetton.

The Transferees undertake to use for the collection of the Receivables the same procedure and diligence they used for the collection of their own receivables. In details:

the payment made by the clients shall be attributed to the Receivables and the other trade receivables of the Purchaser or the Transferees on the basis of the strict chronological order of the invoices;

the Transferees shall not further supply the clients that are in default of the payment of the Receivables on the time of payment as long as such default is solved, unless the Transferee will otherwise, according to good faith, assess the situation according to their own practice;

the Transferees shall ensure the diligent undertaking of legal action to recover the Receivables in accordance with the time and manners of their own procedures (i.e. the transfer to the council indicated by Benetton, in case of default of payment after 30 days from the third debt-collection letter).

The Transferees undertake to transfer to Benetton all the amounts collected because of the Receivables, in the same currency of the collection and without delay (except for the technical time taken for the bank transfer).

It is agreed that Benetton shall refund to the Transferees the costs (except for the general costs and the internal costs of the Purchaser and/or the Transferees) carried by the Transferees to provide the collection of the Receivables pursuant to this Article 10 following the presentation of appropriate documental proof.

At any time Benetton shall have the right to take over the Purchaser and/or the Transferees in the activities of collection and/or the procedures for the recovery of the whole or part of the Receivables. In such case, the Transferees undertake to perform the necessary activities for the take over of Benetton (e.g., communication to the debtors of the pertaining Receivables).

11. INVENTORY

On the Closing Date the Parties shall draft, or shall endeavor to draft, a physical inventory of the Inventory pursuant to Schedule 9 and shall determine the Inventory Value pursuant to Schedule 9.

In the event the Parties disagree on the determination of the Inventory Value, such determination shall be made by the Accounting Company upon request of the most diligent Party, applying the criteria of Schedule 9 and on the basis of the physical inventory drafted on the Closing Date pursuant to Article 11.1. The Accounting Company shall give its determinations, which will be definitive between the Parties, with exception of the case of material mistake, not later than thirty days from the date of the mandate.

The Purchaser undertakes to pay to Benetton the Inventory Value, as follows:

within 120 days from the date of the invoice(s) of the sale of the Products included in the Inventory as resulting from the lead schedule mentioned below, the Purchaser shall pay to Sellers the Inventory Value for the part relative to the Products object of each invoice, from time to time.

Within and not later than December 20, 2003, the Purchaser shall pay to the Sellers the Inventory Value still unpaid on this date, net of the Liabilities of unknown amount on the Closing Date.

Within the first 15 days of each month, commencing July 2003 until November 2003, the Purchaser shall communicate to the Sellers a lead schedule of the sales of the inventory made during the previous month (thus, the first lead schedule will cover the sales of the days following the Closing Date).

12. REPRESENTATION AND WARRANTIES

In relation to the circumstances existing on the date of this Framework Agreement and to the circumstances that will exist on the Closing Date, Benetton represents and warrants to the Purchaser the following. Benetton's representations and warranties are limited by the exceptions and qualifications set out in Schedule 11, and by the information made available to the Purchaser as part of the Due Diligence Documents.

Benetton and the other Sellers have full title to the elements composing the Business and have full authority to transfer the same on the basis of the terms and conditions set forth in this Framework Agreement. Benetton and the Sellers have not violated third-party rights, nor violate or will violate rights of third parties, with the signature and the execution of this Framework Agreement, nor have granted to third parties rights or faculties of any nature that might be used because of the assignment of the Participation, which will be transferred, pursuant to this Framework Agreement, completely free, not subject to burden, obligation, charges or third party right of any nature. The Parties have adopted all the necessary resolutions for the authorization of the subscription and execution of this Framework Agreement, in accordance with the terms set herein. This Framework Agreement has been duly signed and the obligations contemplated in it are valid and binding for Benetton and the Sellers.

The Participation, the Moulds 2003, the Moulds 2004, the Inventory and the Intellectual Property are free from any mortgage, pledge, right of option, nor third party has formalized any claim of entitlement.

The Sellers have substantially complied with all applicable provisions of law and collective labor agreements, organizational or individual, in their relationships with the Employees. The Sellers have regularly paid all the mandatory contributions due and have complied with the relevant regulation on insurance and social security. The Business is not responsible for the consultancy contracts, participation in association, profit and loss sharing and similes, nor brokerage contracts, business procurement and similes.

While managing the Business, the Sellers have substantially complied with all applicable provisions of law on the environment, and on safety in the workplace, and the Sellers have not received any notification of orders issued by any competent authority or proceedings claiming violations of applicable laws or regulations, any of these is expected.

The Sellers have correctly complied with the fiscal and tax obligations to which the Business is subject, submitting the required statements and application and making all payments required pursuant to the same. The Business has no fiscal or tax obligation other than those for which an appropriate reserve has been transferred as a part of the Business.

The Trademarks and the Patents have been registered by the Sellers and the registration taxes due prior to the Closing Date have been paid; as far as the Sellers know, no objections or challenges have been made by any third party regarding the validity or effectiveness of such Trademarks or Patents, nor regarding the exploitation of such Trademarks and Patents by the Sellers. Licenses to use the Trademarks or Patents have not been granted to third parties, except for those indicated in Schedule 4. However, it is expressly understood that the Sellers do not warrant the validity and effectiveness of the Trademarks and of the Patents, nor the successfulness of the applications of registration filed.

There are no judicial, fiscal, administrative litigations or arbitration, each with a value above Euro 50.000.00, or altogether with a value above Euro 250.000,00, which are transferred with the Business or in which the Business is a necessary party.

There are no patronage letter or similes in favor of the Business.

There are no contracts in course of execution for the purchase of raw materials, semi-processed, accessories, supplies or facilities which are not commonly used for the particular activity of the Business.

The Contracts existing with agents and distributors are all indicated in Schedule 4

No epidemic defects of the Products have occurred during the financial period 2000, 2001 and 2002, which, according to the applicable law, would have resulted in the obligation to notify or to call back the Products, nor have the Products ever been called back.

Benetton Sportsystem Schweiz AG (hereinafter referred to as "AG") has been duly incorporated and never subject to any bankruptcy procedure; AG has n. 17 employees as listed, with mention of their titles and salaries, in Schedule 12. The Purchaser and/or the involved Transferee acknowledges that Benetton will provoke the end of the contract and the relation of distribution for Prince and Ektelon trademarks before the Closing Date, without any burden on AG. The accounting documents of AG have always been drafted according to the relevant law, and AG's financial statement of December 31, 2002, has been and will be drafted on the basis of the legal provisions and the accounting principles, applied in conformity with the criteria used to draft the previous financial statements and it reflects the real patrimonial, economic and financial position as well as AG's turnover on the date of adoption of the financial statement. On the Closing Date, AG will not have any pending liability, current or potential, apart from those indicated on the financial statement of December 31, 2002, except for those incurred after the date of such statement as part of the normal and ordinary activity of AG after such date. Benetton warrants the collection of the receivables indicated among the profits of the mentioned statement or otherwise existent on the Closing Date. In the event that after 12 months from the Closing Date such receivables had not been completely collected, the Purchaser shall be entitled to sell to Benetton such receivables for a price equal to their nominal value, net of the amount of the receivables depreciation fund as resulting from the Asset and Liability Statement of May 31, 2003. The Purchaser or the involved Transferee shall adopt, using the best diligence, every action for the safeguard and the recovery of the receivables. The provision of Article 10.5 shall apply to the costs, with the appropriate adjustments. Furthermore, with regard to the Participation the Sellers also warrant the provisions of the Articles from 12.1.3. to 12.1.10, as long as applicable and with the appropriate adjustments. The provision of the following Article 13 shall apply to the possible non operating losses and related indemnification obligations, with the appropriate adjustments.

In relation to the circumstances existing on the date of this Framework Agreement and to the circumstances which will exist on the Closing Date, the Purchaser represents and warrants to Benetton the following:

The Purchaser has adopted all the necessary resolutions for the purpose of the authorization of the signature of this Framework Agreement and its execution, also by all the other Transferees, pursuant to the terms hereby set forth. This Framework Agreement has been duly signed and the obligations contemplated in it are valid and binding on the Purchaser.

The Purchaser and the other Transferees are not aware of any circumstance which constitutes a breach of Benetton' s warranties and representations under Article 12.1 above.

The Purchaser and the Transferees undertake to erase for the denomination of AG, not later than 30 days from the Closing Date, any reference to the name "Benetton" and to the expression "Sportsystem".

The Purchaser acknowledges and agrees that the warranties and representations under Article 12.1 above are the only warranties made by Benetton and the other Sellers. No other warranty of any other kind is made by the Sellers in relation to the Business, except for any additional warranty mandatory under law, to which the limitations and conditions set out in Article 13 below will apply. Moreover, the above representations and warranties and the additional warranties mandatory under law replace any other right or remedy the Purchaser has under law, and thus the Purchaser recognizes that it is not entitled to bring forth any claim other than a request for indemnification pursuant to the terms and conditions set out in Article 13 below.

13. INDEMNIFICATION OBLIGATION

Benetton undertakes to hold harmless and indemnify the Transferees against and for any Loss the Transferees may incur as a direct consequence of the breach of the warranties and representations set out in Article 12.1 or of the breach of any of the additional warranties mandatory under law, at the terms and conditions set out in this Article 13

Furthermore, Benetton shall indemnify the Purchaser, in accordance with the terms and conditions set out in Article 13, for the possible sanctions imposed by the competent antitrust authority in relation to the operation object of this Framework Agreement as well as for the other damages the Purchaser might suffer because of antitrust procedure, in the event that such sanctions or damages are the consequence of Benetton's communication of false and/or incomplete data as answer to the requests of the Purchaser concerning the analysis of antitrust issues. The requests of the Purchaser and the communication of Benetton are set out in Schedule 13.

Benetton will not have an obligation to indemnify in relation to:

breaches of representations and warranties notified by the Purchaser after June 30, 2004, except for representations and warranties relating to fiscal or social security contribution matters, any breach of which may be notified within thirty days following the expiration of the relevant statute or term of limitation;

losses arising from circumstances set out in Schedule 11 or in the Due Diligence Documents. It is understood that the Due Diligence Documents shall have such exceptional effect only if the information provided to the Purchaser in such context are reasonably adequate, using ordinary diligence, to consciously assess the existence of the related risk;

claims based on different evaluations and/or less profits and/or claimed false application of the accounting principles in relation to the posting of the Estimated Asset and Liability Statement and the Closing Asset and Liability Statement, being understood that such Statements have only a conventional value and are destined to the orderly transfer of the Business.

The indemnification due by Benetton to the Transferees pursuant to Article 13 shall be equal to the Loss incurred by the Transferees, net of:

any possible reserve and fund transferred to the Purchaser as a part of the Business, up to the clearance of each of them;

any fiscal benefits relative to the Loss, given that the Purchaser fulfills the conditions for their use;

any indemnification or reimbursement paid by insurance companies or any third party in relation to the Loss;

any non operating profit recorded by the Business in relation to the Closing Asset and Liability Statement as a consequence of facts and circumstances previous to the Closing Date.

Benetton shall not have the obligation to indemnify if:

the indemnification due in relation to each Loss is less than Euro 5.000,00 per Loss;

the total indemnification due (not taking into account the amounts which are less than the threshold amount set out above in Article 13.5.1) is less than Euro 493.392,00, amount that shall be considered a fixed deductible, so that if the total indemnification due exceeds such deductible, Benetton shall indemnify only the amount in excess of such deductible;

the total indemnification due by Benetton (after the fixed deductible has borne the claims up to its clearance) exceeds an amount equal to Euro 2.302.500,00, which shall be considered the maximum and final ceiling of the indemnification obligation of Benetton and the other Sellers.

The Purchaser shall notify Benetton - within 20 days from the date on which the Purchaser acquires such knowledge (and for this purpose knowledge by any Transferee shall be deemed to be knowledge by the Purchaser) and in the event there are terms for the limitation of the actions to challenge the circumstances originating the Loss, not later than half of the term of limitation, any circumstance which constitutes a breach of the representation and warranties set out in Article 12.1 above, or a breach of any additional warranty mandatory under the law, that might lead to an indemnification of the Loss. The notice shall include a clear description of the breach being notified and the potential consequences of such breach, and shall be submitted along with any document suitable to allow Benetton to fully understand such report.

Upon receiving the Purchaser' s notice and at any other subsequent time, Benetton will have the right to take over management of the notified matter, taking any necessary action, including judicial action, to dispute or limit the breach and/or the Loss, without prejudice to the fact that, under the penalty that Benetton shall lose the duty to indemnify, in such case the Purchaser shall fully co-operate with Benetton to such effect, signing all necessary deeds and powers of attorney that Benetton may request, and allowing Benetton full access to all documents and information which may be necessary to Benetton for such purpose.

If Benetton decides not to exercise such faculty the Purchaser shall have the obligation to do all necessary, with the due diligence, to dispute such violation and/or mitigate the Loss, without prejudice to the fact that, under the penalty that Benetton shall lose the duty to indemnify, the Purchaser or the Transferees shall not have the right to waive any claim or objection, settle any judicial controversy, agree to any third party request, or admit its responsibilities without Benetton's prior written consent. .

Any indemnification due by Benetton shall be paid when the Loss is actually borne by the Purchaser or the Transferees on the basis of a valid execution order, even if provisional, provided however that, if, following a payment made on the grounds of a provisional order, the Purchaser or the other Transferees become entitled, due to any appeal or amendment rulings, to the reimbursement in whole or in part of the amounts due, such right should be assigned to Benetton or, where such assignments were not possible, the right shall be exercised by the Purchaser or by the Transferee concerned on behalf and at expense of Benetton.

The Purchaser undertakes to hold harmless and indemnify Benetton against and for any Loss borne by Benetton or the Sellers as a consequence of the breach of the Purchaser's representation and warranties set out in Article 12.2 above, and against and for all third party claims in relation to the Liabilities to the extent that they were taken into account for the calculation of the Variable Component or other liabilities pertaining to the Business arising after the Closing.

14. RESPONSIBILITY FOR THE PRODUCTS BEFORE THE CLOSING DATE

Benetton undertakes to hold the Purchaser indemnified for the costs and losses the Purchaser should bear in relation to third party claims related to products manufactured and/or purchased by the Business before May 31, 2003. The Parties agree that in relation to the mentioned products which are included in the Inventory, the loss for returned merchandise can not exceed the evaluation of such product carried pursuant to this Framework Agreement (save for the civil responsibility toward third parties). For this purpose the Purchaser undertakes to communicate without delay to Benetton any claim third parties should bring for this reason, so that Benetton can take the necessary activities in due time.

Departing from the precedent provision, with sole regard to the returned merchandise of the skates model "Aero", made by clients not later than November 30, 2003 because of manufacturing defects, Benetton undertakes to grant to the Purchaser a refund ascertained in conformity with the criteria of Schedule 14. The provision of Article 14.1 shall apply to the claims of third parties in relation to skates model "Aero" that are different from those mentioned by this Article 14.2.

The Purchaser, under the penalty that Benetton shall lose the duty to indemnify pursuant to Article 14.2, undertakes to communicate without delay to Benetton the claims to return the skates, supplied with the closing system similar to the one used for the sky boots Smartech, due to manufacturing defects and to consult with Benetton on the activities to minimize the Benetton's burden pursuant to Article 14.2 above.

In no instance will the Purchaser be allowed to accept the returns object of the warranty set out in Article 14.1 without the prior written consent of Benetton, which will be considered as granted in case it will not be denied within ten Working Days from the receipt of the claim.

The limitation and procedures set out in Article 13 will not apply to the indemnifications due pursuant to this Article 14.

15. NOTICES

Any notice or communication to be effected in relation to this Framework Agreement shall be made in writing, sent by registered mail with return receipt requested, and may be transmitted by telegram or facsimile in advance, and it will be effective at the time of receipt of the registered mail with return receipt requested.

Any notice or communication shall be sent to the following addresses:

15.2.1. if to the Purchaser:

Prime Newco S.r.l.

Piazza Filodrammatici, 1

31100 - Treviso

Fax No. 0039 0422 412263

Attention of the legal representative

With copy to:

Tecnica S.p.A.

Via Fante d'Italia n.56

31040 Giavera di Montello (TV)

Attention of the legal representative

Fax n.: 0039 0422 775178

And copy to:

Avv. Renzo Maria Morresi

Piazza Filodrammatici, 1

31100 Treviso

Fax n.: 0039 0422 571942

e-mail: morlex.treviso@morresi.org

15.2.2 if to Benetton:

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (TV), Italia

Attention of the Managing Director

Fax n.: 0039 0422 519994

With copy to Affari Legali

Fax n. 0039 0422 519586

It is expressly agreed that any communication addressed to the parties to the address above shall be deemed received at the time it is actually received at such address. Any amendment to the above addresses shall be not enforceable unless notified in writing by the interested Party.

16. CONFIDENTIALITY

Benetton and the Purchaser acknowledge that the contents of this Framework Agreement are highly confidential, and mutually undertake not to disclose such contents to any third party without the prior written consent of the other Party.

Except for any notice, mandatory under the law, or any regulation issued by any governmental, supervisory, or stock exchange authority which governs the Transferees or the Sellers, no other advertisement, press release or any other announcement shall be made regarding the execution of the Framework Agreement, the provisions contained herein, or the transactions provided for hereunder, without the prior written consent of both Parties.

17. COMPETITION

Benetton undertakes for a period of 36 months after the Closing Date, whether directly or indirectly (including without limitation, activities carried out through companies, associations, joint ventures, or similar vehicle associations) not to carry out any activity which may be considered in competition with the activity carried out by the Purchaser in the sole sector of the manufacturing and marketing of Products. Goods similar to the Products (as long as they are not rollerblades) will not be considered in competition with the Products if they display trademarks different from the Trademarks and as long as they are not sold in direct relation with the sale of rollerblades.

18. MISCELLANEOUS PROVISIONS

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

Tolerance, even if repeated, by any Party of any default or delayed performance by the other Party shall never be interpreted as a tacit abrogation of the corresponding covenant, or as a waiver by the non-defaulting Party of the right to enforce its rights.

The headings in this Framework Agreement are solely for ease of reference and shall not affect its interpretation.

19. GOVERNING LAW AND JURISDICTION

This Framework Agreement and all its related and ancillary contracts and agreements are governed by Italian law, except for the implementing contracts, which are governed by the applicable law in the respective Jurisdictions, except as expressly provided in Articles 2.4 and 2.5 [sic] above.

Any dispute regarding the validity, interpretation or execution of this Framework Agreement and all the contracts related or connected to it, including the closing contracts, shall be settled through ritual arbitration based on equity in accordance with the settlement and arbitration rules of the Chamber of Commerce of Milan. The place of the arbitration shall be Treviso. The Parties undertake to insert in each contract that the Sellers and the Transferees will enter into to implement this Framework Agreement an arbitration clause consistent with this Article 19.2. For the purpose of the procedure of the arbitration all the Sellers are deemed to be a single party as well as all the Transferees are deemed to be another single party.

PRIME NEWCO S.R.L.

EXHIBIT 12.1

CERTIFICATIONS

I, Silvano Cassano, C.E.O. of Benetton Group S.p.A., certify that:

1. I have reviewed this annual report on Form 20-F of Benetton Group S.p.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2004

 /s/ Silvano Cassano

_________________________

Silvano Cassano

Chief Executive Officer

EXHIBIT 12.2

CERTIFICATIONS

I, Pier Francesco Facchini, C.F.O. of Benetton Group S.p.A., certify that:

1. I have reviewed this annual report on Form 20-F of Benetton Group S.p.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2004

 /s/ Pier Francesco Facchini

_________________________________

Pier Francesco Facchini

Chief Financial Officer

EXHIBIT 13.1

 CERTIFICATION

Pursuant to 18 United States Code Paragraph 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned hereby certify that to our knowledge the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 of Benetton Group S.p.A., (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2004

/s/ Silvano Cassano

___________________

Silvano Cassano

Chief Executive Officer

/s/ Pier Francesco Facchini

___________________

Pier Francesco Facchini

Chief Financial Officer