Form 20-F
BENETTON GROUP SPA
filed 2005-06-29
CIK 849314

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2004

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

Item 17 [X] Item 18 [ ]

Table of contents

PAGE ITEM

3 Forward-Looking Statements

References

4 Part I

5 1. Identity of Directors, Senior Management and Advisers

2. Offer Statistics and Expected Timetable

3. Key Information

10 4. Information on the Company

20 5. Operating and Financial Review and Prospects

36 6. Directors, Senior Management and Employees

48 7. Major Shareholders and Related Party Transactions

50 8. Financial Information

51 9. The Offer and Listing.

53 10. Additional Information.

64 11. Quantitative and Qualitative Disclosures About Market Risk.

68 12. Description of Securities Other than Equity Securities.

69 Part II

70 13. Defaults, Dividend Arrearages and Delinquencies.

14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

15. Controls and Procedures.

16A. Audit Committee Financial Expert.

16B. Code of Ethics.

71 16C. Principal Accountant Fees and Services.

16D. Exemptions from the Listing Standards for Audit Committee.

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

72 Part III

73 17. Financial Statements.

149 18. Financial Statements.

19. Exhibits.

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

PART I

Item 1: Identity of Directors, Senior Management and Advisers. Not applicable.

Item 2: Offer Statistics and Expected Timetable. Not applicable.

Item 3: Key Information

A. Selected financial data

The Company publishes its Consolidated Financial Statements in Euro. Financial data relating to years before 2001, which were originally published in Lire, have been translated into Euro using the fixed exchange rate of Euro 1.00=Lire 1,936.27. In this annual report, references to "Dollars" or "USD" are to currency of the United States of America, and references to "Lira", "Lire" or "Italian Lire" are to the former currency of Italy which, as of February 28, 2002, is no longer legal tender in Italy.

The following table sets forth selected consolidated financial data of the Company for the years indicated and should be read in conjunction with the Company's consolidated Financial Statements and the Notes thereto included in "Item 17: Financial Statements" of this Form 20-F. The income statement data for the years ended December 31 2004, 2003 and 2002 and balance sheet data as of December 31 2004 and 2003 presented below have been derived from the Company's Consolidated Financial Statements, included elsewhere. The other income statement and balance sheet data presented below have been derived from the Company's Consolidated Financial Statements, not included elsewhere. Such Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the material differences between Italian GAAP and U.S. GAAP as they relate to Benetton's consolidated net income and shareholders' equity, see Note 30 of the Notes to Consolidated Financial Statements included in "Item 17: Financial Statements" of this Form 20-F.

Amounts in accordance with Italian GAAP.
	Year ended December 31,
Key operating data (millions of Euro)	2000	%	2001	%	2002	%	2003	%	2004	%
Revenues	2,018	100.0	2,098	100.0	1,992	100.0	1,859	100.0	1,686	100.0
Cost of sales	1,138	56.4	1,189	56.7	1,124	56.4	1,049	56.4	929	55.1
Gross operating income	880	43.6	909	43.3	868	43.6	810	43.6	757	44.9
Contribution margin	740	36.7	776	37.0	744	37.3	696	37.4	653	38.7
Adjusted EBITDA (1)	400	19.8	398	19.0	376	18.8	335	18.0	317	18.8
Income from operations	309	15.3	286	13.6	243	12.2	232	12.5	217	12.9
Net income/(loss)	243	12.1	148	7.1	(10)	(0.5)	108	5.8	123	7.3
Earnings/(loss) per share (Euro)	1.35		0.82		(0.05)		0.59		0.68

	Year ended December 31,
Key financial data (millions of Euro)	2000	2001	2002	2003	2004
Total assets	2,875	2,821	2,643	2.697	2.624
Working capital (2)	772	811	798	729	688
Net financial debt	536	640	613	468	431
Shareholders' equity	1,175	1,241	1,141	1,174	1,230
Share capital	234	236	236	236	236
Capital expenditures (3)	305	311	169	151	152
Average number of shares outstanding	180,505,910	180,720,969	181,341,018	181,558,811	181,558,811

(1) Adjusted EBITDA consists of operating income before depreciation and amortization and does not include extraordinary income and any other financial income included in net income. Adjusted EBITDA is not a measurement of performance under generally accepted accounting principles and Adjusted EBITDA should not be considered an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. Adjusted EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate Adjusted EBITDA in the same manner, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of operating income to Adjusted EBITDA:
(millions of Euro)	2000	2001	2002	2003	2004
Operating results	309	286	243	232	217
Depreciation	50	59	66	60	59
Amortization	41	53	67	43	41
Adjusted EBITDA	400	398	376	335	317

(2) Working capital is the sum of operating assets and operating liabilities: trade receivables net of allowance for doubtful accounts, inventories, trade payables and other operating receivables/payables (accrued income/expenses, deferred income and expenses, VAT and other tax receivables/payables).

(3) Capital expenditures: see "Item 4: Information on the Company A. History and Development of the Company".

Amounts in accordance with U.S. GAAP.
	(thousands of Euro except per share amounts and weighted average number of shares outstanding)
Year ended December 31,	2000	2001	2002	2003	2004
Net income/(loss)	240,411	154,678	65,513	126,542	106,972
Weighted average number of shares outstanding (2)	180,505,910	180,720,969	181,341,018	181,558,811	181,558,811
Earnings/(Loss) per share (1) (2): Basic and diluted	1.33	0.86	0.36	0.70	0.59
Cash dividend per share (1) (2) paid in each year	1.03	0.46	0.41	0.35	0.38
Shareholders' equity	1,053,369	1,099,388	1,096,791	1,150,513	1,191,420

(1) Since each ADS represents two Ordinary Shares, the ADS financial data may be computed by multiplying the per share data by two.

(2) The weighted average number of common shares outstanding in 2000 have been adjusted to reflect the one for ten reverse split of the Company's common shares approved by the Shareholders' Meeting of May 8, 2001.

> Dividends declared and paid
Year	Dividend per Ordinary Share (Euro)
2005 (1)	0.34
2004	0.38
2003	0.35
2002	0.41
2001 (2)	0.46
2000 (2)	1.03

(1) Dividend paid on May 26, 2005.

(2) Restated to reflect the reverse split of the Company's common shares approved by the Shareholders' Meeting of May 8, 2001.

> Exchange rates

The following table sets forth, for each of the years indicated, the high, low, average and year-end exchange rate for converting United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in USD per Euro 1.00.
Year ended December 31,	High	Low	Average (*)	End of Year
2000	0.83	1.03	0.92	0.94
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35

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
	High	Low
December 2004	1.36	1.32
January 2005	1.35	1.30
February 2005	1.33	1.28
March 2005	1.35	1.29
April 2005	1.31	1.28
May 2005	1.29	1.23

 B. Risk factors

> Benetton's business is subject to competitive pressures. Benetton operates in the highly competitive apparel sector. Competition in these sectors may increase because there are few barriers to entry. Benetton competes with local, national and global department stores, specialty retailers, independent retail stores and manufacturing companies. In addition to traditional store-based retailers, Benetton also competes with direct marketers who target customers through catalogs. Benetton competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. In addition to competing for sales, Benetton competes for favorable store locations and lease and purchase terms for its stores. Increased competition could result in pricing pressure and loss of market share, either of which could have a material adverse effect on the Group's financial condition and results of operations.

> Success of Benetton's strategies depends on the response of the commercial network. The Group has established an important policy of incentives for its network of partners, in line with the business model. The objective of this policy is to encourage Benetton's partners to increase their investment capacity, open new stores and renew existing ones as well as increase their ability to compete on price to the final customer. The success of this strategy depends on the capacity of Benetton to involve and incentivize the network, setting specific objectives and monitoring the achieved results at regular intervals. If Benetton's sales partners are not incentivized to increase their investments, this could result in a loss of market share, which could have a material adverse effect on the Group's financial condition and results of operations. Futhermore linked to the present model of business, there could be significant risks of delayed payments from customers or difficulties in the collection of receivables.

> Benetton's future performance depends on the Group's ability to develop its business in emerging markets. Benetton is currently implementing new commercial strategies, emphasizing development of selected emerging markets, such as China and India. This is being accomplished through agreements with local large-scale retailers to open "store within a store" facilities within large stores in the main cities in these markets. New emerging markets initiatives also include setting up new joint ventures to manage and develop commercial activities. If Benetton fails to implement its strategy for emerging market growth, it could have a material adverse effect on the Group's financial condition and results of operations.

> Benetton manufactures apparel in a very competitive environment. Manufacturing in the clothing industry is highly competitive and includes a large number of manufacturers. Competition has increased significantly over the past few years as companies manufacturing in low-cost countries have begun to play an important role. In this context the admission of China to the World Trade Organization and the recent termination of the multi-fiber agreement that for forty years has restricted imports in the textile and apparel sectors has increased the competitive risk for all European textile manufacturers. To respond to this risk, the Group is maintaining its strategic focus on policies of production and organizational efficiency, emphasizing decentralization of production, completion of production cycles in overseas units and organizational cost reduction actions. The increased competition could result in pricing pressure that would have a material adverse effect on Benetton's financial condition and results of operations.

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

> Benetton's success depends on its ability to anticipate fashion trends. Benetton's sales and earnings depend to a significant extent upon its ability to anticipate and adjust to changes in fashion trends and consumer preferences in a timely manner. If Benetton were to experience unsatisfactory customer acceptance of its merchandise, the Group would have lower than planned sales, greater than planned markdowns and lower gross margins earned on goods sold. Although Benetton is constantly reviewing emerging lifestyle and consumer preferences, any failure by Benetton to identify and respond to such trends in a timely manner could have a material adverse effect on the Group's business and results of operations.

> Benetton's expansion and growth strategy has increased fixed costs and operating expenses. Although Benetton traditionally distributed its products through independent sales representatives worldwide, in order to strengthen its image and market shares, Benetton has in the last few years invested to sell its products directly through its own stores. As a result, Benetton operates over 200 retail store locations appropriate for demographics and retail environment. These direct operations have led to increases in Benetton's fixed costs and operating expenses. In addition, these investments expose Benetton directly to any failure to correctly predict, or to changes in, the demographic or retail environment at any store location. Failure or changes in any areas in which the Group has stores could have a material adverse effect on the Group's business and results of operations.

> Benetton is subject to risks associated with its strategies. As a part of its growth strategy, Benetton plans to revitalize its existing commercial network and to differentiate its brands. Benetton's growth will be adversely affected if it is unable to (i) identify suitable markets and sites for new stores, (ii) maintain levels of service that are expected by customers, (iii) avoid reducing sales and profitability at existing third-party owned stores selling Benetton's products when opening directly-owned megastores in the same region or market area, (iv) manage inventory on an effective basis and (v) deliver products on a timely basis. Moreover, there can be no assurance that this strategy should be successful or that the Group's overall net revenues should increase as a result of a revitalization in the existing commercial network and the differentiation of its brands. If the Group is unable to manage its expansion effectively and increase sales, its business and results of operations could be adversely affected.

> Benetton's sales and operating results are subject to fluctuations in foreign currency exchange rates. As a result of its international operations, the Group's sales and operating results are, and will continue to be, affected by the impact of fluctuations in foreign currency exchange rates on product prices, cost of good sold and operating expenses. Fluctuations in the exchange rates of certain foreign currencies relative to the Euro may have an adverse effect on the Group's sales and operating income and on the international competitiveness of its operations in its own facilities. The appreciation of the Euro relative to other currencies has generally had, an adverse effect on the Group's sales and operating incomes. While Benetton engages in foreign exchange hedging transactions to manage its foreign currency exposure, there can be no assurance that its hedging strategy will adequately protect its operating results from the effects of future exchange rate fluctuations.

> Benetton is exposed to the impact of changes in interest rates. Benetton holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. These interest rate sensitive assets and liabilities are subject to interest rate risk, which is only, to some extent, reduced by the use of derivative financial instruments.

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

> Benetton's ADS holders may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights. Holders of our ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Italian law and our Articles of Association, to vote the ordinary shares as instructed. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

 Item 4: Information on the Company

A. History and development of the Company

Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. It was established on March 2, 1965 as a partnership by the Benetton family in Ponzano Veneto, Italy. It was reorganized as a limited liability company in 1978. The Company adopted the name Benetton Group S.p.A. in a corporate reorganization effective in December 1985. Prior to June 1986, the Company was wholly owned by the Benetton family. In June 1986, shareholders affiliated with the Benetton family sold shares representing approximately 11% of the Ordinary Shares to the public in Europe. (The Company received no proceeds from such offering.) The Benetton family initiated the public offering of such Ordinary Shares in order to establish a liquid public market for the Company's Ordinary Shares and to facilitate the Company's access to the international capital markets.

In June 1989, the Company made a public offering of 7,000,000 American Depositary Shares ("ADS"), each representing the right to receive two Ordinary Shares and listed the ADSs on the New York Stock Exchange. A public offer of 11,000,000 newly issued shares was made in a 1994 global offering.

 Capital expenditures
	Year ended December 31,
(thousands of Euro)	2002	2003	2004
Tangible fixed assets:
- commercial network and real estate	62,097	84,352	89,486
- production facilities	28,521	16,699	21,866
- other investment	3,704	3,396	3,546
Total tangible fixed assets	94,322	104,447	114,898
Intangible fixed assets:
- commercial network	58,226	32,519	25,938
- other investment	16,019	13,572	11,142
Total intangible fixed assets	74,245	46,091	37,080
Total	168,567	150,538	151,978

In 2004, total capital expenditures came to approximately Euro 152 million, including the miscellaneous line item in the table under "Other investment", which refers primarily to software, concessions and licenses.

In 2004, the Group spent approximately Euro 115 million for the upgrade of the commercial network and the lease or acquisition of new locations. The cumulated commercial/real estate investments from 1998 through 2003 were approximately Euro 850 million, while the net book value of the commercial and related locations acquired amounts to around Euro 450 million. The majority of the investments in 2004 were made in Italy, Spain, France and Belgium. Investments in production facilities consisted primarily of those in plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens.

The remaining investments were in intangible assets. The costs incurred for software licenses and in-house software development in 2004 amounted to approximately Euro 6 million, of which approximately Euro 3 million was for new SAP licenses and implementation advice to integrate software across all areas.

In the first quarter of 2005, the Group invested approximately Euro 23 million in tangible and intangible fixed assets. Around 65% and 26% of investments in the first quarter of 2005 were made rispectively on the commercial network and on plants and the renewal of machinery at certain of the Italian factories.

Divestitures
	Year ended December 31,
(thousands of Euro)	2002	2003	2004
Tangible fixed assets	11,930	38,378	55,134
Intangible fixed assets	7,831	103,066	7,134
Total	19,761	141,444	62,268

In the first half of 2003, the Group sold its sports equipment business (see "Sports Sector" in Item 4 below for a more detailed discussion of this sale). The divestitures in 2003 reflect the sale of the sports equipment business for Euro 97 million in intangible assets and Euro 22 million in tangible assets. No other material divestitures occurred from 2003 onwards.

On February 17, 2004, Benfin S.p.A. bought the remaining 15% of Olimpias S.p.A. from third parties for Euro 15 million and now owns the entire company. Olimpias S.p.A. produces textiles (fabrics, knitted fabrics, yarn, woven and printed fabrics), and acts as a dyehouse and laundry, mainly for Group companies.

The Company's Germany subsidiary, New Ben GmbH, purchased an interest in Mari Textilhandels GmbH, a German company owning around 30 stores engaged in the sale of Group products, for Euro 4 million. This purchase was effective on July 1, 2004.

In December, the purchase of the remaining 50% of the share capital of DCM Benetton India Ltd. from third parties was finalized.

The present term of the Company expires on December 31, 2050, unless extended by the shareholders in a general meeting.

The Company's principal offices are located at Via Villa Minelli 1, 31050 Ponzano Veneto - TV, Italy.

Its telephone number is +39-0422-519111.

B. Business overview

Benetton is a global company and a world player in the apparel business for men, women and children, with the brand names "United Colors of Benetton" and "Sisley". Today Benetton complements its offerings with the new leisure-wear brand Playlife, launched in 2000, and the street-wear brand Killer Loop. Benetton is traditionally known for colourful casual clothing, featuring fashionable Italian design and projecting a youthful image. Benetton's philosophy is to offer product lines on a worldwide basis that have sufficient breadth to accommodate the needs of many markets. Benetton also licenses its trademarks for products manufactured and sold by others, including fragrances and cosmetics, watches, sunglasses, housewares and other fashion accessories, which complement its product lines.

There are no material government regulations concerning the individual business sectors of activity of the Group.

After the sale of the sports equipment business in the first half of 2003, the Group's activities were divided into the following three sectors to provide for effective administration by Company management and to supply accurate and relevant information about the Group's performance:

(1) casual, representing the Benetton brands (United Colors of Benetton and Sisley), which also includes footwear, accessories and other complementary items sold through the network of Benetton stores;

(2) sports, comprising sportswear, which is distributed mainly through the Playlife stores, and equipment, produced by the Group as a subcontractor for third parties; and

(3) manufacturing and other, composed mainly of sales of raw materials, semi-finished products and industrial services.

Casual sector

> Products and trademarks

The Group is transitioning from providing two main collections to providing four seasonal collections (Spring, Summer, Autumn and Winter) and will intensify the year-round replenishment of its best selling, evergreen items. Monthly product projects and promotions are and will be even more in the future a focus of the Group, aimed at making the point of sale ever more interesting and appealing to the customers.

In terms of product mix, a program was started to enhance the accessory collections of the various brands with the twofold objective of completing the proposed "looks" and providing interesting independent purchasing opportunities. A dedicated team is devoted to this project, combining design, marketing and sourcing expertise.

Development continued in 2004 on the licensing front, in cooperation with highly experienced and competent companies and producers, in sectors including furnishing, publishing, fabrics, decor, perfume and stationery in which Benetton taste, design, and "way of life" make an innovative and unique contribution. In particular, agreements were signed in the jewelry and contraceptive sectors, and the product ranges offered continued widening, from toys to children's books.

Highlights of the year include the Group's strong market focus, its international vision and its capacity to combine values with innovative ideas in product and distribution. Benetton sees co-branding with partners on a global level as strong business opportunities; in 2005 this strong market focus was evidenced by new global initiatives in co-branding. In May 2005 a worldwide exclusive partnership was reached with Mattel for a stylish girls fashion collection, "Barbie loves Benetton". New licenses were also signed for the development of United Colors of Benetton parfumes as well as a new homewear collection, Sisley Casa.

Benetton's product lines are supported ever more by below the line communication activities aimed at strenghtening the consumers' shopping experience at the point of sale.

Benetton's principal casual wear trademarks are as follows:

> United Colors of Benetton. A global brand, and one of the best-known in the world, United Colors of Benetton has an international style that combines color, energy and practicality. The womenswear, menswear and childrenswear collections offer a coordinated look for everyday work and leisure wear. Special attention is paid to ensuring an excellent quality/price ratio. Benetton's commitment to research into innovative materials adds comfort and wearability to the garments. Childrens collections include four lines for different age groups: Newborn, from zero to 12 months, Baby, from one to three years, Kids, from three to seven years, and Juniors, from eight to twelve years.

In 2004, as in 2003, Europe continued to be United Colors of Benetton's primary market.

> Sisley. Sisley was established in Paris in 1968 as a denim line manufacturer. In 1974, the Group acquired exclusive rights to the label. Today, Sisley's independent design and commercial teams create complete collections for women and men, inspired by a style, focused on attention to detail and wearability. Over the years, Sisley has reinforced its independent identity, which is underpinned by an increased presence in all principal world markets. The growth of its commercial network is mainly based on the opening of single-brand stores with a distinct, identifiable stores concept.

In 2004, as in 2003, the domestic market is Sisley's primary market.

In 2004, approximately 72% of the Group's net sales were products bearing the United Colors of Benetton brand name, and approximately 19% of the Group's total sales were related to Sisley.

> Revenues

The following table sets forth the Group's net sales for the sector by geographic area for the last three years.
	Year ended December 31,
(thousands of Euro)	2002	% change	2003	% change	2004
Casual segment:
- Europe	1,328,099	1	1,337,882	(5)	1,276,341
- Asia	174,133	(8)	160,491	(4)	154,388
- The Americas	81,107	(5)	77,422	(8)	71,236
- Rest of the world	2,671	2	2,732	(28)	1,971
World	1,586,010	(1)	1,578,527	(5)	1,503,936

As of 2004, sales previously grouped in a "Euro" classification have been reclassified to Europe; as a result, 2002 and 2003 values have also been adjusted in line with the new geographic grouping.

> Distribution channels. Benetton coordinates the distribution of its casual wear collections in 120 countries principally through 60 independent sales representatives, each of whom is assigned a geographical territory. In addition, Benetton owns or leases some stores directly, as described below. This system of independent sales representatives was first developed by Benetton in Italy and later applied worldwide during Benetton's international expansion after 1978. The representatives receive commissions on sales realized by Benetton in their territories and, sometimes, own stores that sell Benetton products.

The following table sets forth the changes in the number of stores and outlets over the past five years.

The table separately includes stores in areas where Benetton has granted licenses:
Number of Stores, (1) as of December 31,	2000	2001	2002	2003	2004
Italy	2,095	2,202	2,270	2,256	2,200
Rest of Europe	2,200	2,157	1,999	1,932	1,865
The Americas	294	259	262	286	282
Asia	699	606	585	539	537
Rest of the world	19	16	90	82	27
Total	5,307	5,240	5,206	5,095	4,911
Licensee areas	244	216	198	164	169
Grand Total	5,551	5,456	5,404	5,259	5,080

(1) These figures exclude "shops in a shop", "corners" and "concession" areas which totaled 2,361, 2,433 and 2,217 in 2002, 2003 and 2004, respectively.

Storeowners do not pay Benetton any fees or other consideration for establishing a Benetton store or for use of the Group's tradenames, nor do they pay any royalty based on a percentage of sales or profits. They display the logo outside the shop. The storeowners purchase, display and sell Benetton-branded goods, for which Benetton provides suggested guidelines. The stores network has been involved in a program to change internal architecture, which was developed based on specific and consistent concepts with a focus on a distinctive positioning of the various brands. During 2004, the new "twins concept" was launched for United Colors of Benetton and Undercolors, designed to express the various styles in the collections more effectively. In 2005, Pentagram, the new Sisley concept, was launched.

Benetton has established logistical support systems to facilitate the distribution of its products. A computerized information network in Europe, North America and Asia that links sales representatives to Benetton's central computer has been designed to facilitate rapid transmission of orders.

In order to strengthen the Group's image and market share, the Benetton network is today moving in the direction of medium size stores with high quality services. Investments by the Group have been made mainly to secure prime commercial locations in prestigious city centers and shopping malls.

As of the end of 2004, the accelerated network renewal activity has resulted in 204 directly operated shops (of which 47 are megastores, which are shops with a selling surface exceeding 650 square meters) and 129 megastores that are run by third parties.

> Manufacturing

The Benetton production system model consists of manufacturing platforms operating in Italy, Eastern Europe (Hungary and Croatia) and Tunisia consisting of facilities directly controlled by the Group and a network of selected external suppliers. The Group generally uses subcontractors in Italy and abroad to perform one or more steps in the production process. Although the Group does not have formal, long-term contracts with its suppliers, it has not experienced interruptions in supply that have had material impact on its activity.

Presently Benetton has 20 factories operating for the casual and textile business, 15 of which are located in Italy, and one each in Tunisia, Croatia, India, Portugal and Hungary. In 2004 the Spanish factory located in Castellbisball was sold, and production activity in Gorizia ceased. A new factory has been built in Tunisia and the leased one ceased at the end of 2004.

To respond to the ever more competitive environment, the production organization, which maintains its strategic heart, including design, planning, coordination and programming, in Italy, is arranged into a dual production line: in Italy, based mainly on speed of response to the market, and abroad, where efficiency is combined with the necessary cost control. The process of decentralization of production activities within Europe continued during the year.

In 2004 production capital expenditure totaling Euro 22 million was also directed to the completion of manufacturing cycles in Croatia, Hungary and Tunisia, which now operate fully integrated cycles (from raw material to finished product) and on quality control systems which fully meet the strictest Benetton Group standards.

In 2004, the Hong Kong sourcing platform was completed, which ensures faster action and better customer service in the markets of China, Far Eastern countries, Japan and the United States with 40 specialists.

In 2004, casual clothing and accessories production totaled 108 million units.

> Logistics

The upgrade to the logistics center in Castrette in Italy brought daily capacity to 40,000 cartons of merchandise, with the capability to handle peak loads of up to 50,000 cartons. The upward trend in the Group's manufacturing output and the necessity of achieving greater integration, flexibility and speed, determined by the evolution of the commercial organization, notably the rapid development of the megastore and retail distribution network, have been sustained by the gradual introduction of state-of-the-art technology, without interruption, to the center's operations. Having completed conversion of the first module of the upgrade, work started in 2001 on the second phase, which was completed by the summer of 2002 and tripled the logistic center's total capacity.

A new "multi-hub" model was designed and implemented for managing the international logistics platform. This model is supported by a centralized I.T. system, able to coordinate and optimize, from the headquarters, customized product deliveries in terms of required dates and destinations,. This assures timeliness of information and better control of the business.

> Sources of raw materials

In 2004, approximately 68% of purchases of materials of the Group's productive companies were from the Group's textile companies. The Group's textile companies buy the raw material from third parties.

The Group is involved in the development of new materials, fabrics, processes and products to be introduced into the production lines in addition to cotton, wool and traditional processes. The mix and quantities of the materials purchased could change quite significantly from collection to collection, making it difficult to refer the Group's raw material costs to the general raw materials indexes.

The rest of the materials purchased are mainly textiles acquired from European suppliers, which amount to 32% of all materials purchased.

 Sports sector

> Products and trademarks

Benetton complements its offer with the new leisure-wear brand Playlife, launched in 2000, and the street-wear brand Killer Loop. The composition of product lines as a percentage of sales over the last three years is set out in the following table. In 2003, the Group sold the sports equipment business under the brands Nordica, Prince and Rollerblade.
Product line	2002	2003	2004
Sports apparel	20%	31%	87%
In-line skates, skateboards and accessories	25%	45%	1%
Tennis racquets and accessories	23%	16%	-
Ski boots	20%	4%	9%
Skis and snowboards	7%	1%	3%
Shoes	5%	3%	-

> Playlife. Playlife has established itself as the Group's leisure wear brand. Collections for men and women offer a casual yet sporty look designed to provide maximum comfort, freedom of use, unrestricted by any single sporting discipline. Footwear and accessories complete the collection reflecting the latest trends. This brand's product lines are found in selected specialized chains and department stores as well as within the Playlife dedicated stores. As of the end of 2004, there were 149 Playlife stores.

> Killer Loop. Killer Loop is the Group's streetwear brand. Men's, women's and children's collections are all targeted at young, urban consumers who can choose among a wide range of apparel, footwear and accessories. Playlife shops remain the priority distribution channel for the Killer Loop offerings.

The 2003 performances of the product lines were affected by the disposal of the sports equipment product lines to third parties. Accordingly, "Nordica", the brand of ski boots, ski and relevant accessories contributed to the profit and loss of the year for one month; "Prince", the brand of tennis racquets and relevant accessories contributed for 4 months; and "Rollerblade", the brand of in-line skates, skateboards and relevant accessories contributed for 6 months.

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

Payment is being made in six-month installments over five years starting in 2004. From June 2004, a further payment of 1% of the annual revenues earned by Nordica brand is being received from the Tecnica group, which will continue to make such payments for the next five years.

Under this deal, Benetton Group S.p.A. acquired 10% of the share capital of Tecnica S.p.A. for a value of Euro 15 million with a guaranteed put (sale) option which can be exercised from February 1, 2008, and a call (repurchase) option for the same 10% on the part of Tecnica S.p.A. which can be exercised between February 1, 2006 and January 31, 2008. The price cannot be lower than the amount effectively paid by Benetton Group S.p.A. (Euro 15 million) plus interest at 3-month Euribor plus a spread of 0.5%. The 10% share of Tecnica S.p.A. was sold in the third quarter of 2004.

At the end of March 2003, the Group formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund. The consideration for the sale of these brands and the associated intangible fixed assets amounted to Euro 36.5 million, of which Euro 10 million was received on April 30, 2003, the sale's completion date; the remaining Euro 26.5 million was received in January 2004.

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

> Revenues

The following table sets forth the Group's net sales for the sector by geographic area for the last three years.
	Year ended December 31,
(thousands of Euro)	2002	% change	2003	% change	2004
Sport segment:
- Europe	138,691	(24)	105,827	(38)	65,964
- Asia	34,102	(47)	18,176	(52)	8,712
- The Americas	109,650	(68)	35,002	(99)	343
- Rest of the world	430	(77)	97	(100)	-
World	282,873	(44)	159,102	(53)	75,019

As of 2004, sales previously grouped in a "Euro" classification have been reclassified to Europe; as a result, 2002 and 2003 values have also been adjusted in line with the new geographic grouping.

> Distribution channels. Playlife and Killer Loop brands are mainly marketed through Playlife mono-branded stores. Playlife stores follow the traditional Benetton entrepreneurial formula and have an average surface area of 200 square meters. As of the end of 2004, there were about 149 Playlife shops, mainly in southern Europe.

Sports equipment was marketed through the traditional sports specialty distribution system, with particular emphasis on establishing dedicated display areas in the specialized sports stores for all of the products within each of the ranges.

> Manufacturing

As far as Playlife and Killer Loop brands are concerned, the Group adopts a strategic approach, allocating the production to internal or external sources collection by collection, in consideration of economic and strategic factors.

With the sale of the sports equipment business, the Group's production of rackets, skates and skis was terminated. The Group's production of Nordica boots in Hungary will continue, with the Group acting as a subcontractor for the new owner of the brand, Tecnica group. The Italian location in Trevignano was sold on May 31, 2003. The American warehouse in Bordentown, N.J. was sold in May 2004.

> Logistics

The logistics process of Playlife and Killer Loop replicate the casual business.

Sports equipment logistics operated in the past through three distribution centers, in each of the U.S., the Far East and Italy, and ceased operations as a result of the sale of the business.

C. Organizational structure

Benetton Group S.p.A. is the holding company of the Benetton Group companies. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Benetton Group S.p.A.

The significant subsidiaries in the Group are:
Name	Country	Ownership
Benetton Holding International N.V. S.A.	The Netherlands	100%
Benetton Trading USA Inc.	U.S.A.	100%
Benetton Japan Co., Ltd.	Japan	100%
Benetton International Property N.V. S.A.	The Netherlands	100%
Olimpias S.p.A.	Italy	100%
Benetton International S.A.	Luxembourg	100%
Bencom S.r.l.	Italy	100%
Benind S.p.A.	Italy	100%
Bentec S.p.A.	Italy	100%
Benetton Ungheria Kft.	Hungary	100%
Benetton Croatia d.o.o.	Croatia	100%
Benetton Manufacturing Tunisia S.à.r.l.	Tunisia	100%
New Ben G.m.b.H.	Germany	51%

Benetton Group S.p.A. belongs to the Edizione Holding group. Edizione Holding S.p.A. ("Edizione") is a holding company with its registered office in Treviso, Calmaggiore 23, Italy. Edizione has various investments in companies which operate in different business segments.

The following table sets forth the significant subsidiaries owned by Edizione, their respective business segments and Edizione's controlling interest.

Name	Country	Activity	Ownership
Benetton Group S.p.A.	Italy	Holding company for production and sale of clothing and accessories	67.14%
Edizione Finance International S.A.	Luxembourg	Holding company for highway infrastructure and services and telecommunication services	100.00%
Autogrill S.p.A.	Italy	Restaurants	57.09%
Edizione Property S.p.A.	Italy	Hotel industry	100.00%
21 Investimenti S.p.A.	Italy	Merchant banking	56.32%
Verde Sport S.p.A.	Italy	Sports investments	100.00%

 D. Property, plants and equipment

> Real Property

The Group operates 20 factories, 15 of which are located in Italy, many in the Treviso area. In addition, there are one each in Tunisia, India, Portugal, Hungary and Croatia.

Information on the individual locations is provided in the table below:
Location	Factories surface area (square meters)	Core business/Products
Castrette, Italy	37,900	Denim garments, jackets
Castrette, Italy	23,500	Woolen garments
Castrette, Italy	36,500	Cotton garments, shirts
Prato, Italy	21,000	Woolen yarns
Caserta, Italy	15,200	Woolen yarns
Valdagno, Italy	9,100	Woolen yarns and dyeing
Grumolo delle Abbadesse, Italy	11,000	Dyeing
Gorizia, Italy	46,800	Spinning
Travesio, Italy	16,900	Weaving
Piobesi Torinese, Italy	14,700	Dyeing
Soave, Italy	17,800	Dyeing
Ponzano Veneto, Italy	21,400	Washing, dyeing, weaving and production of fabric labels
Follina, Italy	10,100	Dyeing
Vittorio Veneto, Italy	7,000	Spinning
Cassano Magnago, Italy	11,000	Printing of fabrics, dyeing
Osijek, Croatia	17,000	Woolen garments, weaving, dyeing
Maia, Portugal	1,000	Cotton garments, shirts and blouses
Naurangpur (Gurgaon), India	5,400	Cotton garments
Sahline, Tunisia	9,200	Cotton garments, dyeing, washing
Nagykálló, Hungary	24,900	Garments and sports shoes and equipment

Bordentown was sold in May 2004. One of the factories in Gorizia, with 26,500 square meters of surface area, ceased production on December 31, 2004, although it is included in this list. The Castellbisbal factory in Spain was sold in July. A new factory has been built in Tunisia and the leased one ceased at the end of 2004.

In line with the Group's strategic goals, most of the factories are owned by the Group. The factory in Maia, Portugal, is leased. The Ponzano Veneto, Piobesi Torinese, Prato and Vittorio Veneto factories are owned under finance leases. The Travesio factory is partially owned under finance leases. The factory in Nagykálló, Hungary continues to produce, in addition to casual clothing, sports equipment for the new owner of the Nordica brand, Tecnica S.p.A.

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

At the end of 2004, the Group owned 44 properties in Europe and Japan related to its commercial activities. Some of these properties are dedicated to the retail activities of the Group; others are leased to third parties who manage the stores.

 Item 5: Operating and Financial Review and Prospects

In this section, the Group explains its general financial condition and the results of its operations. The following discussion and analysis should be read in conjunction with the Group's consolidated financial statements and the related notes thereto for fiscal years 2004, 2003 and 2002 contained in Item 17 of this Form 20-F. The Group prepares its consolidated financial statements in accordance with Italian GAAP. Please see Note 30 to the consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the principal material differences between Italian GAAP and U.S. GAAP that apply to Benetton's consolidated financial statements.

A. Operating results

> Overview analysis

The 2004 performance of the Benetton Group can be briefly summarized as follows: consolidated revenues of Euro 1,686 million, impacted by the sale of the sports equipment business, which was completed during the first half of 2003, and continuing unfavorable trends in the principal foreign currency exchange rates, increasing net income in line with forecasts with a significant gain in efficiency on the costs front and steady cash flow.

With consumers acting cautiously in their spending and a deflationary trend generated by both economic uncertainty and the ending of the multifiber agreement with China, the market is presenting complex challenges. The economic environment, particularly in the principal European markets, continues to be cautious.

However, the Group can count on its significant strengths to compete in this highly competitive situation. In particular, it has a network of expert partners who work for and invest in the brand and a management team that combines the traditional innovative Benetton culture with new management and planning capabilities.

 > Consolidated statements of income

The highlights of the Group's statement of income are presented below. They are based on the reclassified statement of income adopted for internal reporting purposes, which have been officially incorporated as an integral part of an Italian securities filing and included as an attachment to this Form 20-F.
(millions of Euro)	2002	%	2003	%	2004	%	Change	%
Revenues	1,991.8	100.0	1,859.0	100.0	1,686.3	100.0	(172.7)	(9.3)
Cost of sales	(1,124.4)	(56.4)	(1,049.2)	(56.4)	(929.3)	(55.1)	119.9	(11.4)
Gross operating income	867.4	43.6	809.8	43.6	757.0	44.9	(52.8)	(6.5)
Selling costs	(123.7)	(6.2)	(114.3)	(6.2)	(103.6)	(6.2)	10.7	(9.4)
Contribution margin	743.7	37.4	695.5	37.4	653.4	38.7	(42.1)	(6.0)
General and administrative expenses	(501.1)	(25.2)	(463.9)	(24.9)	(436.2)	(25.8)	27.7	(6.0)
Income from operations	242.6	12.2	231.6	12.5	217.2	12.9	(14.4)	(6.2)
Foreign currency gain, net	8.6	0.4	9.7	0.5	0.1	-	(9.6)	n.s.
Net financial expenses	(40.4)	(2.0)	(31.5)	(1.7)	(23.6)	(1.4)	7.9	(25.0)
Other income/(expenses), net	(161.8)	(8.1)	(44.5)	(2.4)	(29.4)	(1.7)	15.1	(33.8)
Income before taxes and minority interests	49.0	2.5	165.3	8.9	164.3	9.8	(1.0)	(0.6)
Income taxes	(57.2)	(2.9)	(56.4)	(3.0)	(41.7)	(2.5)	14.7	(26.0)
Minority interests (income)/loss	(1.6)	(0.1)	(1.0)	(0.1)	0.5	-	1.5	n.s.
Net income/(loss)	(9.8)	(0.5)	107.9	5.8	123.1	7.3	15.2	14.1

 > 2004 compared to 2003 and 2002

> Results of the casual sector

(millions of Euro)	2002	%	2003	%	2004	%
Net revenues	1,586.0		1,578.5		1,503.9
Revenues among sectors	2.0		2.2		2.4
Sector total revenues	1,588.0	100.0	1,580.7	100.0	1,506.3	100.0
Cost of sales	(858.3)	(54.0)	(863.2)	(54.6)	(802.5)	(53.3)
Gross margin	729.7	46.0	717.5	45.4	703.8	46.7
Selling, general and administrative expenses	(474.2)	(29.9)	(501.8)	(31.7)	(499.8)	(33.2)
Income from operations	255.5	16.1	215.7	13.7	204.0	13.5

> Results of the sports sector
(millions of Euro)	2002	%	2003	%	2004	%
Net revenues	282.9		159.1		75.0
Sector total revenues	282.9	100.0	159.1	100.0	75.0	100.0
Cost of sales	(185.7)	(65.6)	(110.8)	(69.7)	(56.5)	(75.3)
Gross margin	97.2	34.4	48.3	30.3	18.5	24.7
Selling, general and administrative expenses	(124.8)	(44.2)	(51.1)	(32.1)	(17.7)	(23.6)
Income from operations	(27.6)	(9.8)	(2.8)	(1.8)	0.8	1.1

> Results of the manufacturing and other sectors
(millions of Euro)	2002	%	2003	%	2004	%
Net revenues	122.9		121.4		107.4
Revenues among sectors	215.7		215.7		193.9
Sector total revenues	338.6	100.0	337.1	100.0	301.3	100.0
Cost of sales	(293.3)	(86.6)	(290.8)	(86.3)	(264.7)	(87.9)
Gross margin	45.3	13.4	46.3	13.7	36.6	12.1
Selling, general and administrative expenses	(29.1)	(8.6)	(27.5)	(8.1)	24.3	(8.1)
Income from operations	16.2	4.8	18.8	5.6	12.3	4.0

 > 2004 compared to 2003

In 2004, the Group generated revenues of Euro 1,686 million compared with Euro 1,859 million in the previous year, an overall decrease of 9.3%. This is the combined result of two main factors: sale of the sports equipment business, completed in the first half of 2003, and persistent unfavorable trends in foreign currency exchange rates, especially the Dollar and the Yen. The reduction in sales due to the business sold was approximately Euro 89 million, while the exchange impact on total consolidated revenues was Euro 17 million. Without this impact and excluding the sports equipment business, the contraction in sales would be reduced to 3.6% compared with 2003, in a very weak consumer market, particularly in Europe.

Casual sector net sales, net of the exchange impact, showed a reduction of 3.7% with constant volumes.

In the sports sector, the net reduction in revenues was Euro 84 million due mainly to the impact of the sale of the equipment business, partially compensated by an increase in sportswear revenues of Euro 5 million.

Net sales in the manufacturing sector declined approximately Euro 14 million or 11.5%, due to the contraction of demand for fabrics and yarns.

Cost of sales decreased in absolute terms by Euro 120 million and as a percentage of revenues from 56.4% to 55.1%. This improvement is attributable to greater production and logistics efficiency in the casual sector, to the sale of the sports equipment business, with an impact of Euro 57 million and to a positive exchange impact of Euro 8 million.

Gross operating profit was Euro 757 million compared with Euro 810 million in 2003, and represented 44.9% of sales compared with 43.6% in the previous year. The reduction in absolute terms was Euro 53 million, of which Euro 32 million was due to sale of the sports equipment business and Euro 14 million related to the casual sector. In the casual sector, however, gross operating margin increased from 45.4% to 46.7% of revenues. The manufacturing sector went down both in absolute terms and as a percentage of revenues.

Variable selling costs were 6.2% of revenues, in line with the previous year.

General and administrative costs were Euro 436 million compared with Euro 464 million in 2003, with a reduction of Euro 28 million, and 25.8% of net revenues compared with 24.9% in the previous year.

The reduction in absolute terms was mainly due to the business sold and to strong rationalization and cost management actions carried out in 2004; these latter almost entirely offset the structural growth of costs for development of retail activities.

In the casual sector, selling, general and administrative costs decreased in absolute terms by Euro 2 million. The variable selling costs declined by Euro 5 million, but administrative costs, indirect depreciation, personnel costs and other operating costs went up by Euro 25 million due to the greater number of directly operated stores. Advertising and sponsorship costs and provisions declined by Euro 8 million and Euro 14 million respectively.

Income from operations was Euro 217 million compared with Euro 232 million in 2003, improving from 12.5% to 12.9% of revenues. The reduction in absolute terms of Euro 15 million was mainly due to the casual sector where it was 13.5% of revenues as compared with 13.7% in the previous year.

The sports sector's income from operations was about Euro 1 million compared with a loss in the previous year of around Euro 3 million. This improvement was due to the sale of the sports equipment business.

Foreign exchange management tended towards breakeven compared with the Euro 10 million net gain of the previous year, influenced by movements of the main foreign currencies.

Net financial expenses of Euro 23 million declined in absolute terms by Euro 9 million from 1.7% to 1.4% of net revenues. This improvement was due to both the reduction in the average financial position by Euro 100 million and the reduced cost of borrowing.

Net other and non-recurring expenses were Euro 29 million, and mainly comprised adjustment to current values of some assets in England, France and the United States relating to the sales network and gains from the sale of some property in the third quarter. The significant reduction from 45 million in 2003, was due to expenses of Italian companies for a tax amnesty included in the amount for the previous year.

Net income for the year was Euro 123 million compared with Euro 108 million in 2003, representing 7.3% of revenues compared with 5.8% in 2003.

> 2003 compared to 2002

In 2003, the Group earned revenues of Euro 1,859 million compared to approximately Euro 1,992 million in the previous year, an overall decrease of 6.7%. This is the result of two main factors: an unfavorable currency exchange rate during the entire year, especially as a result of a weak Dollar and Yen, and the sale of the sports equipment business which was concluded at the end of the first half of 2003. The unfavorable effect of the exchange rate on total consolidated sales came to around Euro 54 million; without this impact and excluding the sale of the sports equipment business, the Group's sales would have increased by approximately 1.2% as compared to 2002.

The casual sector closed the year with an increase in garments sold by almost 3.6 million items; the overriding effect, however, came from the unfavorable trend in foreign currencies exchange rates, without which sales would have been more than Euro 41 million higher, an increase of 2.1% on the previous year.

The revenues earned by the directly owned stores had risen to Euro 149 million, an increase of Euro 16 million from 2002 before taking the exchange effect into account.

As discussed before, the sports segment was affected by the disposal of the sports equipment business, and, therefore, it is not possible to make a meaningful comparison with the previous year. This segment was also affected by the unfavorable trend in exchange rates. The slight decline in Killer Loop and Playlife sportswear sales was due to the fact that priority was given to year-end deliveries of casualwear. Sales by the manufacturing sector dipped slightly, mainly as a result of the exchange rates' effect.

Cost of sales decreased in absolute terms by Euro 75 million, benefiting from an exchange rate effect of Euro 28 million, but mainly as a result of the elimination of the sports equipment business costs.

The higher volumes of casualwear produced raised cost of sales by approximately Euro 28 million.

Gross operating income came to Euro 810 million in 2003 which was 43.6% of sales, compared with Euro 868 million in 2002, which represented the same percentage of sales; in addition to the effects described above, gross operating income was also affected by the newly implemented policy of enriching the product-mix, which mainly involved the casual sector.

Selling costs decreased considerably in absolute terms, from Euro 124 million in 2002 to Euro 114 million in 2003, remaining in line with that of the previous year in terms of percentage of sales; the selling cost/sales percentage of the casual sector remained substantially unchanged, while that of the sports equipment business decreased in absolute terms.

General and administrative expenses decreased significantly, from Euro 501 million to Euro 464 million, an absolute decrease of 37 million. This represented 24.9% of sales in 2003, compared with 25.2% in 2002.

Advertising and sponsorship costs showed a substantial decrease of Euro 33 million, mainly in the casualwear and sports equipment sectors.

The reduction came from a 14.6% reduction in payroll costs and a 20.7% decrease in depreciation and amortization; these decreases were mainly due to the sale of the sports equipment sector, as a result of which payroll costs of Euro 18 million and depreciation and amortization of Euro 24 million had been eliminated.

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

The decrease of approximately Euro 40 million in income from operations in the casual sector from 2002 was due to the unfavorable trend in exchange rates and higher provisions.

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

Net other income/expense in 2003 mainly included net writedowns and losses on the disposal of tangible and intangible fixed assets net for Euro 4 million, out-of-period and other expenses for Euro 3 million. They included also "non-recurring expenses" as the acceptance of the tax amnesty by the Italian companies for Euro 14 million and the adjustment to current values of certain assets involved in the sales network for Euro 24 million. In 2002, net other income/expense mainly reflected the effects of the restructuring involving the sports segment.

These items had a considerable impact on net income for the period which was approximately Euro 108 million, which represents 5.8% of revenues in 2003. 2002 closed with a loss of approximately Euro 10 million.

Normalized net income, without the effects of the non-recurring expenses mentioned above, comes to Euro 139 million in 2003 compared with Euro 128 million the previous year, which represents 7.5% of revenues in 2003 versus 6.4% in 2002.

> Critical Accounting Policies under Italian GAAP

The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with Italian GAAP. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting estimates that require more subjective judgments of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the combined and consolidated financial statements.

> Inventory Valuation Method

Inventories are stated using the cost method, which values inventories at the lower of the purchase or manufacturing cost (generally determined on a weighted average basis and their market value). Market value is determined based on the net realizable value, which generally is the merchandise selling price and includes any manufacturing costs to be incurred. The Group reviews its inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost.

> Impairment of long-lived assets

Long-lived assets are amortized over their useful lives and test for permanent impairment whenever events or changes in circumstances indicate that a permanent impairment exist.

The Group measures any permanent impairment based on a projected discounted cash flow method. The estimate of cash flows is also based upon certain assumptions about expected future operating performance at country level. The Group's estimates of discounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, market rates, industry trends, changes to the business model or changes in the operating performance. The Group recognizes a permanent impairment loss as the amount by which the carrying value exceeds the fair value of the asset.

> Income Taxes

The Group records reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and appeals with taxing authorities may affect the ultimate settlement of these issues. The Group 's effective tax rate in a given financial statement period may be impacted by changes in the mix and level of earnings.

> Deferred Income Taxes

Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect the Group's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of the Company's and its subsidiaries' tax returns by taxing authorities.

The Group has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, if the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

> Reserve for risks and charges

Provisions are made for risks, charges and probable liabilities whose timing and extent cannot be determined at period-end or at the time the financial statements are prepared. The use of different estimates or assumptions by management could produce different provisions for risk and charges.

> Accounts Receivable - Trade, Net

In the normal course of business, the Group extends credit to customers that satisfy pre-defined credit criteria. Accounts receivable - trade, net, as shown on the Consolidated Balance Sheets, is net of allowances and discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on an evaluation of historic and anticipated trends and the financial condition of our customers and an evaluation of the impact of economic conditions.

> Significant accounting policies with respect to our reconciliation from Italian to U.S. GAAP

A reconciliation of net income and shareholders' equity between Italian GAAP and U.S. GAAP is included in Note 30 to the Consolidated Financial Statements. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.

Unless indicated otherwise, all of the significant accounting policies identified above, are equally critical to preparation of the U.S. GAAP reconciliation, and involve similar judgment and assumptions by management.

 > Impairment of long-lived assets

Long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue.

When the Group determines that the carrying value of long-lived assets may not be recoverable, the Group measures any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in the Group's business model. The estimate of cash flows is also based upon certain assumptions about expected future operating performance. The Group's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, market rates, industry trends, changes to the business model or changes in the operating performance. If the sum of the undiscounted cash flows, excluding interest, is less than the carrying value, the Group recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

> Fair Values of Derivative Instruments

Quoted market prices in active and liquid markets are the most reliable measure of fair value of derivatives instruments because they accurately represent the prices paid for and received for financial assets and liabilities. However, if such prices are not readily determinable, the Group calculates fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Derivative instruments are valued using pricing models that consider, among other factors, contractual and market prices, credit risk, interest rate yield curve, volatility factors and/or prepayment rates of the underlying positions. The main areas of judgment in applying these models are:

- estimate the expected cash flows under the terms of each contract; and

- discount these values using an appropriate discount rate.

The use of different pricing models and assumptions could produce materially different estimates of fair value. This will result in changes in the carrying value of the financial instrument where they are carried at fair value. Where the instrument is carried at amortized cost, or the lower of cost and market value, changes in their estimated fair value, arising from changes in management's assumptions on the above variables, may result in a write-down in their value. In this case, it will also be necessary for management to exercise judgment as to whether or not changes in the underlying valuation assumptions are only temporary.

> Recent Accounting Pronouncements

> SFAS No. 123, Share-Based Payment (Revised 2004)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates using the intrinsic value method of accounting in APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123 (R) is effective for reporting periods after June 15, 2005. The Company is in the process of determining the impact FASB Statement No. 123R will have on its consolidated financial statements.

> SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4."

In November 2004, the FASB issued SFAS No. 151 ("SFAS 151"), "Inventory Costs - An Amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant impact on the Company's consolidated financial position or results of operations. The Company is in the process of determining the impact SFAS 151 will have on its consolidated financial statements.

 > SFAS No. 153, "Exchanges of Nonmonetary Assets"

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29. This Statement addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is in the process of determining the impact SFAS No. 153 will have on its consolidated financial statements.

> Earnings per Share an Amendment to FASB Statement No. 128

In December 2004, the FASB decided to postpone the issuance of their final standard on earnings per share ("EPS") entitled "Earnings per Share an Amendment to FASB Statement No. 128." The final standard is expected to be issued in 2005. The proposed amendment would require changes to the treasury stock method of computing fully diluted EPS. The impact of the proposed standard on the financial results is not expected to be material. Once the final standard is issued, the Company will assess the impact of the Amendment to FASB Statement No. 128 on its consolidated financial statements.

SFAS No.154, "Accounting Changes and Error Correction"

In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Correction" and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognized by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. The Company is in the process of determining the impact SFAS No. 154 will have on its consolidated financial statements.

> Adoption of International Financial Reporting Standards (IFRS)

Development of the relative regulatory framework.

European Community regulation (EC) 1606/2002, implemented by the Italian legislature through law 306/2003, requires companies quoted in regulated European markets to adopt IFRS in the preparation of consolidated financial statements as from January 1, 2005. The Italian government subsequently approved, on February 28, 2005, the legislative decree to activate the options provided by article 5 of EC regulation 1606/2002, which made application of IFRS to financial statements of quoted companies optional for the 2005 financial year and mandatory as from the 2006 financial year. For the 2005 financial year, the Benetton Group has chosen to apply IFRS to the consolidated financial statements.

IFRS and related interpretations existing on September 14, 2002, with the exception of IAS 32 and 39, were ratified by the European Commission by the adoption of Regulation 1725 of September 29, 2003. In 2004, the European Commission adopted a series of Regulations to ratify international accounting standards published and revised subsequently. In particular, the following Regulations were issued:

- no. 707 of April 6, 2004, which ratified IFRS 1 "First-time adoption of International Financial Reporting Standards";

- no. 2086 of November 19, 2004, which ratified IAS 39, with some limitations;

- nos. 2236, 2237 and 2238 of December 29, 2004, which ratified IAS 32, IFRIC 1, other standards revised by the IASB and new IFRS issued in March 2004;

- no. 211 of February 4, 2005, which ratified IFRS 2.

The transition to IFRS for Benetton Group.

The transition to IFRS will be accounted for following the rules stated in IFRS 1, First Time Application of International Accounting Standards, and any transition effects will be recorded through an adjustment to opening retained earnings as January 1, 2004. This date has been determined as Benetton Group's date of transition to IFRS. The first annual consolidated financial statements of the Benetton Group that will be prepared in accordance with IFRS will be those for the year ending December 31, 2005.

The Group intends to adopt IFRS as of its consolidated interim report for the period ending June 30, 2005. This interim consolidated financial information will include the reconciliations between the Group's present accounting principles and IFRS as required by IFRS 1 and will be prepared in accordance with IAS 34, Interim Financial Reporting. Comparative figures for 2004 will be restated.

For the purposes of the adjustment of the opening balance sheet at the transition date and of subsequent consolidated financial statements, the Benetton Group will adopt the following options stated in IAS 1, Presentation of Financial Statements:

- in the balance sheet, assets and liabilities will be presented according to the criterion which divides assets and liabilities in current and non-current;

- the income statement will be classified based on the nature of expenses.

With reference to the optional exemptions set out in IFRS 1, the following choices will be applied:

Business combinations Benetton Group has chosen to apply the exemption allowed by IFRS 1 and will not restate previous business combinations. IFRS 3 will be adopted on a prospective basis from January 1, 2004.

Fair value or revaluation as deemed cost - IFRS 1 allows the assumption of fair value or, if certain requirements are met, revalued cost. The Benetton Group is not applying this exemption since it has adopted the method of cost less cumulated depreciation for the valuation of tangible and intangible assets.

Cumulative Translation differences - IAS 21 states that the differences arising from conversion of the financial statements of a foreign consolidated operation are classified as a separate component of shareholders' equity, which is transferred to the income statement when the subsidiary will be disposed. The Group has adopted the exemption granted by IFRS 1 to apply IAS 21 on a prospective basis, assuming that, at the date of transition to IFRS, the cumulative translation differences for all foreign operation are deemed to be zero.

Compound financial instruments - IAS 32 states that, where there are compound financial instruments, the liability and shareholders' equity components must be separated. IFRS 1 allows the non-separation of the two components if the liability element no longer exists at the transition date. The Benetton Group does not hold any compound financial instruments at the transition date.

Financial instruments accounted for in accordance with previous standards - IAS 32 and 39 apply to annual financial statements of financial years commencing as from January 1, 2005. The Benetton Group intends to apply this standard on a prospective basis as from January 1, 2004.

Designation of financial instruments as "instruments valued at fair value with variations attributed directly to the statement of income" or as "available for sale" - IAS 39 allows inclusion of a financial instrument at the time of its recognition either in the category "financial assets and liabilities at fair value through profit and loss" or in the category " available for sale financial assets". IFRS 1 allows these designations to be made at the date of transition to IFRS, and the Benetton Group will apply this exemption.

Derecognition of financial assets and liabilities - IFRS 1 allows a fist-time adopter to apply the derecognition requirements in IAS 39 prospectively for transactions occurring on or after 1 January 2004. The Benetton Group does not have any cases which would lead to adoption of the exemption in question.

Share-based payments - IFRS 2 "Share-based payments" applies to annual financial statements of years commencing as of or after January 1, 2005, however its early adoption is encouraged and Benetton Group intends to apply the standard on a prospective basis from January 1, 2004.

The following areas represent the preliminary idenfied differences based on management's analysis and have not been subjected to audit or review by Benetton Group's independent accountants:

Tangible assets

In the past some categories of tangible assets were subjected to monetary revaluations, as permitted by Italian and Spanish law. The amount of the revaluation will be written off from the value of the asset at the transition date.

Intangible assets

Start-up costs previously capitalized in accordance with Italian GAAP will be written off at the transition date because they do not qualify for recognition according to IAS 38.

Termination indemnity liabilities

Italian accounting principles require the liability for "TFR" to be shown at nominal value, calculated according to the provisions of the Italian Civil Code, whereas, according to IFRS, the "TFR" falls within the category of defined benefit plans as provided in IAS 19 and should be accounted for considering actuarial calculations of the expected future liability.

Operating leases

Lease payments under an operating lease shall be recognized on a straight-line basis over the lease term according to IAS 17. The Benetton Group has entered into operating lease contracts in the USA and UK with increasing lease payments. Benetton Group will equalize these installments into constant amounts in accordance IAS 17.

Fair value of exchange rate hedges (IAS 39)

The impact of mark-to-market valuation of exchange rate hedging instruments for forecast sale transactions will be included in shareholders' equity, whereas in accordance with accounting principles applied to date, they have been charged to the profit for the year. The standard allows for hedge accounting only if certain criteria are met, e.g. documentation, linking with exposure and effectiveness testing.

Fair value of derivative instruments on interest rates (IAS 39)

The Benetton Group holds Interest Rate Swaps (IRS) to manage interest rate exposure. Under Italian accounting principles, IRS satisfy the requirements of hedging instruments, and therefore the difference between interest paid and received is attributed directly to the relevant statement of income. The derivative instruments in question do not satisfy all the requirements of IAS 39 to allow hedge accounting and therefore will be valued at fair value and reported in the income statement.

Leasehold improvements

Leasehold improvements will be reclassified from intangible to tangible fixed assets and depreciated over the lower of their estimated useful life or the term of the lease contract to which they refer.

Stock options

IFRS 2 considers stock options to be in the category of "share-based payments". An estimated cost for the granted instruments, based on the instruments fair value at grant date, shall be charged to the income statement over the vesting period.

Impairment test

In the presence of trigger events IFRS require an impairment test for company assets to ensure that their carrying amounts do not exceed their recoverable amounts. The Benetton Group is proceeding with the identification of Cash-Generating Units (CGUs) and establishing guidelines to allocate values and flows to these CGUs.

Available-for-sale financial assets

Investments of liquidity in securities will be reclassified into the category foreseen in IAS 39 "Available-for-sale financial assets". Changes in fair value will be directly posted to equity until the sale of the assets.

Business combinations

According to IFRS 3 the goodwill shall not be amortized but submitted annually to impairment test. This requirement will have a limited impact on the Benetton Group, since the amounts currently booked as "Goodwill" in the consolidated financial statements prepared in accordance with Italian GAAP refer mainly to payments for surrender of leases for acquisitions on a lease basis of properties for use as stores. These lease surrender payments will be amortized over the term of the lease contract with the exception of French and Belgian "Fonds de commerce", which will be amortized over 20 years.

B. Liquidity and capital resources

In 2004, Benetton utilized funds from operations and borrowings to finance capital expenditures and the expansion of its commercial activities.

As of December 31, 2004, Benetton's cash and cash equivalents decreased to Euro 260 million compared to Euro 352 million as of December 31, 2003 as a result of profitability, operating activities despite the payment in 2004 of the substitute tax associated with the corporate reorganization that occurred in 2003 and the cash flow in investing activities. Cash and cash equivalents amounted to Euro 284 million as of December 31, 2002.

Cash and cash equivalents are mainly held in Euro and include all highly liquid investments purchased with an original maturity of 3 months.

Net cash from operating activities was Euro 144 million at the end of 2004 compared to Euro 252 million at the end of 2003 and Euro 245 million at the end of 2002. Net cash from operating activities decreased primarily as a result of the payment of the substitute tax above described.

Net cash used in investing activities at the end of 2004 was Euro 160 million, compared to Euro 48 million at the end of 2003 and Euro 160 million at the end of 2002. Cash flow from investing activities was influenced by the capital expenditures of 2004, which amounted to Euro 152 million compared to Euro 151 million in 2003 and Euro 169 million in 2002. Capital expenditures in 2004 mainly included Euro 115 million invested in connection with the acquisition of retailing companies and properties, as well as upgrades and improvements to commercial premises, compared to Euro 117 million in 2003, and Euro 120 million in 2002. In 2004, capital expenditures relevant to production facilities amounted to Euro 22 million. Cash flow from investing activities includes temporary highly liquid investments, mainly in treasury bonds, purchased with an original maturity more than three months. Net cash flow in investing activities was also affected by the sale of the investment in Tecnica S.p.A., which occurred in the third quarter of 2004, and a decrease in the guarantee deposit for the sale of the brand Prince, which occurred last year; 2003 was mainly affected by the disposal of the sports equipment sector, through which Benetton acquired a 10% interest in Tecnica S.p.A. for Euro 15 million, and sold its entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G. for Euro 3.8 million and received a deposit of Euro 26.5 million as guarantee.

 As of December 31, 2004 the net financial position (debt) amounted to Euro 431 million, a decrease of Euro 37 million compared with the previous year, broken down as follows:
(millions of Euro)	12.31.2003	12.31.2004	Change
Current financial assets:
- Italian government securities and monetary and bond funds	27	118	91
- bank deposits	207	141	(66)
- cash and ordinary current accounts	118	119	1
- other short-term financial receivables	17	16	(1)
Total current financial assets	369	394	25
Medium-term financial receivables	31	29	(2)
Total financial assets	400	423	23
Current financial liabilities:
- bond loan	-	(300)	(300)
- short-term financial payables	(35)	(25)	10
- current portion of medium-term debt	(2)	(1)	1
- current portion of amounts due to leasing companies	(5)	(6)	(1)
Total current financial liabilities	(42)	(332)	(290)
Medium-term financial payables:
- bond loan	(300)	-	300
- syndicated loan	(500)	(500)	-
- other medium-term loans	(4)	(4)	-
- due to leasing companies	(22)	(18)	4
Total medium-term financial payables	(826)	(522)	304
Total financial liabilities	(868)	(854)	14
Net financial position	(468)	(431)	37
Net short-term financial position	327	62	(265)
Net medium-term financial position	(795)	(493)	302
Net financial debt	(468)	(431)	37

To provide better support for the cyclical nature of the Group business and meet future commitments, on June 10, 2005 the Company finalized, with a pool of 10 banks, the negotiation of a revolving credit line for an amount of Euro 500 million, expiring in 2010. The financing is at floating rate, Euribor index linked, for one, three or six months, with a spread of between 27.5 and 60 basis points. (See "Item 10. Material Contracts").

The financial resources of Euro 394 million as of the end of 2004 will enable the Group to pay in full the Euro 300 million bond loan, which matures in July 2005 and places limitations on giving collateral security for new loans but does not require observance to any financial ratios ("financial covenants").

The syndicated loan of Euro 500 million, maturing in July 2007, requires compliance with the following two financial ratios to be calculated every six months on the consolidated figures:

- minimum ratio of EBITD (earnings before interest, tax and depreciation) to net financial charges of 2.5 times; and

- maximum ratio of the net financial position to shareholders' equity of 1.

Moreover, there are limits on significant disposals of activities and on the granting of collateral security for new loans.

The following table sets forth the Group's financial debts by maturity year.
(thousands of Euro)	Short and Long term debt	Capital lease obligations	Total financial debts by expiry year
2005	324,611	6,007	330,618
2006	533	6,267	6,800
2007	500,357	5,291	505,648
2008	68	3,855	3,923
2009	71	1,889	1,960
2010 and beyond	151	446	597
Total	825,791	23,755	849,546

Benetton's management estimates that the cash and cash equivalent of Euro 260 million at the end of 2004, cash flow from operation, available uncommitted bank credit facilities in the amount of approximately Euro 500 million and future funds available from new revolving credit facilities of Euro 500 million (see "Item 10. Material Contracts") will be sufficient to satisfy present and foreseeable future working capital needs, capital expenditure and repayment of debt obligations.

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

As of December 31, 2004, the unused and uncommitted bank credit facilities were approximately Euro 460 million.

The Company did not purchase or sell shares or quotas in parent companies, directly or through subsidiaries, nominee companies or third parties in the course of 2004.

There are no legal or economic restrictions on the ability of Benetton's subsidiaries to transfer funds to the Company in the form of cash, loans or advances. However, according to some European countries' law, dividends or profit distribution may only be made to the extent that the shareholders' equity of the relevant company exceeds the amount of the issued capital and the legal reserve.

> Financial position - highlights. The more important elements of the balance sheet, with comparative figures as of December 31, 2003, are as follows:
(millions of Euro)	12.31.2004	12.31.2003	Change
Working capital	688	729	(41)
Asset due to be sold	8	8	-
Total capital employed	1,668	1,655	13
Net financial debt	431	468	(37)
Shareholders' equity	1,230	1,174	56
Minority interests	7	13	(6)

Compared with the previous year, working capital declined by Euro 41 million, mainly due to a reduction in trade receivables, partially offset by the increase in inventories and other receivables. Assets due to be sold in 2004 relate to a factory in the manufacturing sector, while those in 2003 related to the sports equipment sector.

Apart from what was stated above, the change in net capital employed was also due to the combined effect of the following factors:

- additions to tangible and intangible fixed assets as a result of investments totaling Euro 152 million;

- depreciation/amortization, write-downs and disposals of Euro 100 million, Euro 14 million and Euro 62 million respectively;

- change in operational reserves of Euro 10 million;

- increase in tax receivables of Euro 99 million, relating essentially to the corporate business transfer operation at the end of 2003, for which the impact on net capital employed emerged during 2004; and

- decrease in financial fixed assets of Euro 41 million.

C. Research and development, patents and licenses

Benetton's R&D efforts focus mainly on style and new materials, on the one hand, and technology, on the other, with a view to finding innovative solutions for its production processes. Constant monitoring of the evolution of tastes and habits makes it possible to anticipate trends in what is now a global market and to present in a rapid and flexible way clothing collections that simultaneously reflect international fashion and the Benetton style. This also includes the research and selection of raw materials so that we can present not only classic, high quality natural fibres, but also innovative fabrics that are able to combine quality, convenience and lower costs in response to market demands.

A new important project implemented in the year 2004 was the "Product Technology Center", a center of excellence formed in cooperation with prestigious international institutes and universities, from the Massachusetts Institute of Technology to the Milan Politecnico, dedicated to the development of new and innovative materials, fabrics and products to be introduced into production lines.

These efforts permitted to the Group to continue its progress in technological and design innovation. Each year the product range is diversified with new models and accessories to address new consumer demands and solutions for innovation focused customers. Benetton's cost of research and development are included in its production costs and are not separately recorded.

> Patents and licenses

Benetton owns several trademarks covering its brand names at the national, regional and international levels. Benetton is also the owner of various national, regional and international patents and design models, which are mostly aimed at protecting technical and design solutions concerning clothing, footwear and related accessories. In order to defend and preserve its intellectual property rights, trademark and patent protection has been occasionally required. Benetton has also licensed its intellectual property rights to third parties for the production of clothing, footwear and related accessories in certain countries and for the distribution of products worldwide.

D. Trend information

> Recent developments

Revenues for the first quarter of 2005 were substantially in line with the corresponding period of 2004 with a decrease of 0.8%. Casual sector sales are in line with the first quarter of 2004, thanks also to an increase in retail sales resulting from the acquisition of new directly managed stores in the second half of 2004 and a different product mix.

In the sports sector, there is a net decline in revenues that resulting mainly from a reduction in sales of sportswear and a small increase in sports equipment revenues. Manufacturing revenues were maintained substantially in line with the first quarter of 2004.

Consolidated cost of sales rises from 55.1% of revenues of the first quarter of 2004 to 56.5%, primarily due to the enriched product mix.

Group gross operating income was 43.5% of revenues compared with 44.9% in the first quarter of 2004, with a reduction of around Euro 7 million due to increased costs in both the casual and sportswear businesses.

Selling, general and administrative costs were 34.1% of revenues, increasing by around Euro 3 million or 2.5%, mainly due to the expansion of the directly managed sales network. Variable distribution and transport costs were largely in line with the comparative period last year, in terms of both absolute value and as a percentage of revenues. Sales commissions declined, due mainly to transfer to the Group of agencies in Italy and Germany, which were managed by third parties in the first quarter of 2004. Advertising and sponsorship expenses remained constant in terms of both absolute value and as a percentage of revenues.

Payroll costs increased by 7.4% as a result of the above-mentioned strengthening of the directly managed sales network in the second half of 2004, in particular in the German market.

Depreciation and amortization increased as a result of commercial investments made after the first quarter of 2004 and costs arising from the early termination of a business lease contract, which resulted in full depreciation and amortization of all costs associated with the activity.

Other expenses included general organizational expenses, net operating expenses and accruals.

General organizational costs declined by 3.5% as a result of rationalization and cost reduction actions. Other operating income and expense were impacted by the increase in rental costs related to the sales network and increased from 4% to 4.2% of revenues.

Although receipts from customers were satisfactory, increased provisions to the reserve for doubtful accounts were made in the period relative to a few specific accounts.

Income from operations moves from 11.9% of the first quarter of 2004 to 9.4% of revenues. This change was mainly due to the reduction in gross operating income, as described above, and the increase in expenses due to expansion of the directly managed sales network.

There was no significant change in net exchange rate differences, nor in the percentage of net financial expense.

Net income was 6.1% of revenues, compared with 7.3% in the first quarter of 2004.

> Strategic outlook

The economic environment in the principal European markets, especially Italy and Germany, which represent 55% of Group revenues, continues to be disappointing. Consumers are spending very cautiously and placing greater emphasis on the quality-price ratio. Deflationary pressures in the market are generated by both economic uncertainty and by the termination of the multifiber agreement for the Chinese market. In this situation, it is difficult to speculate on economic recovery in the short-term. As part of its business model, the Group has established an important policy of incentives to the network of partners, with the objective of placing them in a position to increase their investment capacity, open new stores and renew the existing ones, as well as to increase their competitiveness on price to the final customer.

This policy of incentives to the network has been made possible by a strategic focus on efficiency, optimization of production and organizational systems and strict containment of administrative costs.

E. Off-balance sheet arrangements

The Group has entered into certain off-balance sheet arrangements in the form of:

- guarantees to third parties totaling Euro 136.5 million in connection with the fiduciary guarantees given to third parties for properties in Italy, Germany, and England on behalf of the Group subsidiaries. If these subsidiaries are not able to pay the rent and lease installments to the third parties, it then becomes the responsibility of Benetton Group S.p.A. to cover the debt.

- purchase commitments totaling Euro 0.1 million, which relate to the purchase of a retail business.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the contractual obligations of the Group for the periods indicated:
	Payments due by period in thousands of Euro
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	802,282	301,102	500,890	139	151
Capital (finance) lease obligations	23,755	6,007	11,558	5,744	446
Operating lease obligations	667,032	75,620	144,140	127,293	319,979
Purchase obligations	116	116	-	-	-
Total	1,493,185	382,845	656,588	133,176	320,576

Item 6: Directors, Senior Management and Employees

A. Directors and senior management

The Company's Articles of Association provide for the Company's Board of Directors to consist of a minimum of three and a maximum of 15 directors. Directors are appointed for a period not to exceed 3 years and may be re-elected.

 The Company's Board of Directors in office as of December 31, 2004 is comprised of 11 directors as set forth below.

Name	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy chairman
Silvano Cassano	12.18.1956	2003	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Alessandro Benetton	03.02.1964	1998	Director
Gianni Mion	09.06.1943	1990	Director
Sergio De Simoi	05.23.1945	2003	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti *	01.14.1937	2005	Director

* On March 31, 2005 after the resignation of Mr. De Simoi, the Board of Directors of the Company appointed Mr. Giorgio Brunetti as a Director as per article 2386 of the Italian Civil Code.

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is Luciano Benetton's son. Luciano, Gilberto, Carlo and Giuliana Benetton are the founders of the Company.

Mr. Silvano Cassano has served as a Chief Executive Officer since 2003. He began his professional carrier at Hertz in Italy in 1978 and after working with American Express in Rome and then with Dial, he was asked to return to Hertz in 1990 as head of the Italian market. In 1999 he became their General Manager for Europe, handling in particular Hertz's relaunch in the British and German markets. From 2000, he directed the entire financial services sector for Fiat Auto, firstly as Managing Director of Fidis and later, from 2002, as Chairman of the Consumer Services Business Unit.

Mr. Sergio De Simoi, who resigned from the Board of Directors on March 31, 2005, served as C.F.O. of Edizione Holding S.p.A. from 1989 to 2001. He has an economics degree from Ca' Foscari University in Venice. He is a board member of Autostrade S.p.A., 21 Investimenti S.p.A., 21 Investimenti Partners S.p.A. and Schemaventotto S.p.A. In the past he has been C.F.O. in Chiari & Forti S.p.A. and Stefanel S.p.A.

Mr. Giorgio Brunetti was appointed as a Director on March 31, 2005. He graduated in Business and Economics from Ca' Foscari University in Venice and qualified in business management at the Centro Universitario di Organizzazione Aziendale (CUOA - University Business Administration Centre), which is part of the Department of Engineering of the University of Padua. He began his academic career as an assistant lecturer at Ca' Foscari, subsequently becoming professor of business administration in 1978. In 1992 he became a lecturer at the Department of Business Administration at Università Commerciale Luigi Bocconi in Milan. He is currently a professor of Corporate Strategy at Bocconi University and the head of the university's Vetting Committee and its "Imprenditorialità e Imprenditori" (Entrepreneurship and Entrepreneurs) research centre. He is also a member of the Boards of Directors of Messaggerie Italiane S.p.A., Messaggerie Libri S.p.A., Autogrill S.p.A. and Carraro S.p.A., and an auditor for the Autorità per l'Energia e il Gas (Power & Gas Authority).

Mr. Reginald Bartholomew has served as a Director since 1999. He served in the United States government for almost 30 years in various capacities in the White House and the Secretaries of State and Defense. He was United States Ambassador to Italy during the first term of President Clinton. He is member of the Board of Directors of Pirelli & C. Real Estate S.p.A., Vice Chairman at Merrill Lynch Holding UK and Chairman at Merril Lynch Italy.

Mr. Alessandro Benetton, the son of Mr. Luciano Benetton, has served as a Director since 1998. After graduating from Boston University, he received a master's degree in Economics and Business at Harvard University. He is the Chairman of 21 Investimenti S.p.A. and a member of the Boards of Directors of Edizione Holding S.p.A., Autogrill S.p.A., Sirti S.p.A. and Permasteelisa S.p.A.

Mr. Luigi Arturo Bianchi has served as a Director since April 28, 2000. He received his degree in law, summa cum laude, from Milan University. He is a professor of commercial law at Bocconi University in Milan. As a lawyer at the law firm of Bonelli Erede Pappalardo in Milan, he specializes in corporate matters, bankruptcy proceedings and banking law. He is a member of the Internal Committee of the Borsa Italiana S.p.A., the Boards of Directors of Assicurazioni Generali S.p.A. and Anima S.G.R. S.p.A., the Editorial Committee of the legal magazine "Rivista delle Società" and the Scientific Committee of the journal "Legal Control of Accounts".

Mr. Gianni Mion has served as a Director since 1990. He graduated from Venice University in 1966 with a degree in Economics. He joined Edizione Holding S.p.A. as a Managing Director in 1986. He is member of the Boards of Directors of Autogrill S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Olimpia S.p.A., Telecom Italia S.p.A., Luxottica Group S.p.A., Fondazione Cassa di Risparmio di Venezia, Telecom Italia Media S.p.A. and a Managing Director in Schemaventotto S.p.A. He is also Vice Chairman of Tim S.p.A.

Mr. Ulrich Weiss has served as a Director since 1997. After graduating from Hamburg University with a degree in Business Administration, he joined Deutsche Ueberseeische Bank, a part of the Deutsche Bank Group. He was a member of management of the Frankfurt branch of Deutsche Bank. From 1979 until his retirement in 1998, he was member of the Board of Managing Directors of Deutsche Bank. He is currently a member of the Advisory Board of Deutsche Bank and of other Supervisory Boards and Boards of Directors in Germany (Continental AG, HeidelbergCement AG, Bego Medical AG) and Italy (Ducati S.p.A.).

The term of the members of the Board of Directors as listed above expired at the general meeting when the Company's shareholders approved the financial statements for the year ending December 31, 2004. The Annual Shareholders' Meeting held on May 16, 2005 re-appointed all of them until the general meeting approving the financial statements for the year ending December 31, 2005. The meeting of the Board of Directors held on May 16, 2005 appointed Mr. Luciano Benetton as Chairman, Mr. Carlo Benetton as Deputy Chairman, Mr. Alessandro Benetton as Deputy Chairman and Mr. Silvano Cassano as Managing Director.

 The executive officers of the Company, as of December 31, 2004, are set forth below (in alphabetical order).
Name	Date of birth	Since	Responsible for
Biagio Chiarolanza	07.17.1962	2001	Administration and Control Officer; C.O.O., Chief Operation Officer since June 2004.
Fabrizio De Nardis	07.10.1962	2004	General Manager of Bencom S.r.l. (the marketing and distribution subsidiary of Benetton Group), since September 2004.
Valter De Santis	09.21.1956	1999	Logistics Officer.
Pier Francesco Facchini	08.04.1967	2003	C.F.O., Chief Financial Officer.
Andrea Negrin	07.09.1963	2003	Chief of Human Resources.
Adolfo Pastorelli	09.27.1956	2003	C.I.O., Chief Information Officer.
Amerino Zatta	03.22.1947	1999	Casual Production Officer.

Biagio Chiarolanza has been Chief Operation Officer ("COO") since June 2004. He began his professional career at Arthur Andersen. In 1994, he joined Benetton Group where, until his appointment as COO, he held the position of executive director in Hungary, Tunisia and Croatia. He has an economics degree from Ca' Foscari University in Venice.

Fabrizio De Nardis joined Benetton Group in May 1992 as an Area Manager. From 1995 to 2004 he worked in Benetton Japan, rising to the position of Chairman. He returned to Italy in September 2004 as General Manager of Bencom S.r.l.

Valter De Santis has been presently the Logistics Director since 1999. Since 1988, he has worked in the Logistics Department of Benetton Group S.p.A. where he held several key positions. From 1982 to 1988, he worked for Electrolux, first as an after-sales service manager and later as Distribution Manager in the Logistics Department. He has a degree in Mechanical Engineering from the University of Rome.

Pier Francesco Facchini has been the Chief Financial Officer ("CFO") since 2003. Prior to joining Benetton, he was at FIAT Auto where he held the position of C.F.O. for the Business Unit Customer Services from 2001 to 2003, covering the Fidis, Targasys and Renting group of companies. He has a degree in Business Administration from the Bocconi University in Milan.

Andrea Negrin has been Chief of Human Resources since 2003. He was Chief of Human Resources from 1986 to 1990 at Osram S.p.A. plant in Treviso. In 1990 he joined Ligabue S.p.A. and in 2003 the Gruppo Pam with the same position. He has a Political Science degree from Padova University.

Adolfo Pastorelli has been the Chief Information Officer ("CIO") since 2003. Prior to joining Benetton, he was at KPMG Business Advisory Services where, between 2001 and 2003, he held the position of Senior Manager for the Information Technology Business Unit. He obtained a degree in Chemical Engineering at the Sapienza University in Rome.

Amerino Zatta has been the Casual Production Officer since 1999. He joined Benetton Group in 1968. During his years at Benetton, he served as managing director in several subsidiaries. He is currently C.E.O. for Hungary, Chairman and C.E.O. for Croatia and Casual Production Officer for Benetton Group S.p.A.

B. Compensation

Aggregate compensation paid in 2004 by Benetton to its directors and executive officers as a group (18 people) was approximately Euro 6,960 million. The compensation on an individual basis of the directors is disclosed in "Item 17. Financial Statements", note 26. No compensation related to 2004 results was paid to directors and executive officers pursuant the Company's Management Incentive Plan. The aggregate compensation amount mentioned above excludes the provision for termination indemnities required by Italian law as part of every employee's normal remuneration, the payment of which is deferred until the date of termination of employment. The amount of the termination indemnities, which are payable in full regardless of the reasons for the termination of service, is determined by an employee's length of service and the overall rate of his latest annual remuneration. The provision for termination indemnities is charged to expenses on an accrual basis. There are no provisions for pension or other retirement benefits for directors or officers.

C. Board Practices

> Board of Directors. In 2004, the Board of Directors (or the "Board") held eight meetings during which they reviewed and approved guidelines for the Group's operations, proposals for changes to the organization, general policies regarding the management of human resources, proposals for the reorganization of the corporate structure, the trend of business, extraordinary operations, and the quarterly and half-year results.

During these meetings, the Executive Directors also provided adequate information to the Board of Directors and to the Board of Statutory Auditors concerning any significant, atypical or unusual transactions or transactions with related parties. The Board of Directors also paid particular attention to the periodic reports prepared by the Internal Audit Committee regarding its activities and, amongst other things, evaluation of the adequacy of the internal audit system.

For meetings, Directors are provided, sufficiently in advance, with all the documentation and information needed to enable them to make decisions with adequate background knowledge of the matters in question.

The current system of powers granted by the Board of Directors on May 16, 2005, as for 2004 as illustrated below, and the information procedures adopted by the Company ensure that all transactions of major economic and financial importance are submitted for Board approval. The code of conduct relating to "transactions with related parties" and "significant transactions", adopted by the Company on March 30, 2004, also requires that the executive directors submit for prior approval of the Board of Directors any transactions with significant balance sheet, profit or financial impacts for the Company and the Group, although they are empowered to act without such approval. For significant transactions that exceed a value of Euro 1.5 million, each Director or Statutory Auditor has the right to ask for an evaluation by one or more independent experts.

> Directors. The Board of Directors was appointed on May 16, 2005 and will remain in office until the Shareholders' meeting to approve the financial statements to December 31, 2005. It is made up of eleven Directors.

On May 16, 2005, the Company adopted certain changes to the Articles of Association to increase the number of the Deputy Chairmen that the Board of Directors can appoint.

The Chairman, Luciano Benetton, has authority to represent the Company and to carry out all acts that are pertinent to the Company's activities, with limits on certain categories of acts, in particular, the following operations:

- the purchase and sale of shareholdings, company stocks and bonds for amounts over Euro 25 million;

- the purchase and sale of companies, businesses and real property for amounts over Euro 25 million;

- the granting of loans to persons or entities other than subsidiary companies for amounts over Euro 5 million.

The Managing Director, Silvano Cassano, has power to carry out acts relating to ordinary administration, as well as certain acts of extraordinary administration, subject, in particular, to the following limits on values for operations:

- the purchase and sale of shareholdings and company stocks for amounts over Euro 5 million;

- the purchase and sale of securities and bonds for amounts over Euro 10 million;

- the purchase and sale of companies, businesses and real property for amounts over Euro 10 million;

- the granting of loans to persons or entities other than subsidiary companies for amounts over Euro 5 million.

None of the other Directors have executive powers.

There are seven Non-Executive Directors: namely Carlo Benetton, Gilberto Benetton, Giuliana Benetton, Reginald Bartholomew, Luigi Arturo Bianchi, Giorgio Brunetti and Ulrich Weiss. Of these, four, Reginald Bartholomew, Luigi Arturo Bianchi, Giorgio Brunetti and Ulrich Weiss, are "independent" from the owners and corporate management, as prescribed by the Code of Conduct for Listed Companies, while all are assiduous participants in the Board's activities.

The Board of Directors annually checks the existence of the requirements of independence of each of its members in accordance with the Code of Conduct for Listed Companies, based on its own information and information supplied by the Directors themselves.

There are no directors' service contracts containing clauses providing benefits upon termination.

The following table lists Company's directors who also hold offices in other non-group companies and the offices held. The table includes Directors appointed in the Shareholdings' Meeting on May 16, 2005.

Director	Office	Company
Luciano Benetton	- Director	21 Investimenti S.p.A., Edizione Holding S.p.A.
Carlo Benetton	- Deputy Chairman	Edizione Holding S.p.A.
	- Director	Tecnica S.p.A.
Gilberto Benetton	- Chairman	Autogrill S.p.A., Edizione Holding S.p.A., Ragione SAPA di G. Benetton & C.
	- Deputy Chairman	Telecom Italia S.p.A., Olimpia S.p.A.
	- Director	Banca Antoniana Popolare Veneta S.p.A., Mediobanca S.p.A., Autogrill Group Inc., Lloyd Adriatico S.p.A., Autostrade S.p.A., Pirelli & C. S.p.A., Schemaventotto S.p.A.
Giuliana Benetton	- Director	Edizione Holding S.p.A.
Alessandro Benetton	- Chairman and Managing Director	21 Investimenti S.p.A., 21 Investimenti Partners S.p.A.
	- Chairman	21 Partners S.G.R. S.p.A.
	- Deputy Chairman	Nordest Merchant S.p.A.
	- Sole Director	Saibot S.R.L. one man company
	- Director	Edizione Holding S.p.A., Autogrill S.p.A., Sirti S.p.A., Permasteelisa S.p.A., 21 Centrale Partners S.A. (membro del Consiglio di Sorveglianza)
Reginald Bartholomew	- Director	Pirelli & C. Real Estate S.p.A.
	- Vice Chairman	Merrill Lynch Holding UK
	- Chairman	Merrill Lynch Italy
Luigi Arturo Bianchi	- Director	Anima S.G.R. S.p.A., Assicurazioni Generali S.p.A.
Gianni Mion	- Deputy Chairman	Tim S.p.A.
	- Managing Director	Edizione Holding S.p.A., Schemaventotto S.p.A.
- Director

21 Investimenti S.p.A., Autogrill S.p.A., Autogrill Group Inc., Autostrade S.p.A., Cartiere Burgo S.p.A., Banca Antoniana Popolare Veneta S.p.A., Olimpia S.p.A., Telecom Italia Media S.p.A., Telecom Italia S.p.A., Fondazione Cassa di Risparmio di Venezia, Luxottica Group S.p.A.

Sergio De Simoi	- Statutory Auditor	Olimpia S.p.A.
	- Director	Autostrade S.p.A., Schemaventotto S.p.A., 21 Investimenti Partners S.p.A., 21 Investimenti S.p.A.
Ulrich Weiss	- Director	Ducati Motors S.p.A., HeidelbergCement AG (Heidelberg), Continental AG (Hannover), Bego Medical AG (Bremen).
Giorgio Brunetti	- Director	Messaggerie Italiane S.p.A., Messaggerie Libri S.p.A., Autogrill S.p.A., Carraro S.p.A.
	- Auditor	Autorità per l'Energia ed il Gas (Power and Gas Authority)

> Executive Committee. An Executive Committee was set up in September 2003. The Board of Directors of May 16, 2005 appointed Mr. Luciano Benetton as Chairman and Mr. Silvano Cassano, Mr. Alessandro Benetton and Mr. Gianni Mion as Members.

Executive Committee meetings are also attended by the members of the Board of Statutory Auditors and the Chairman of the Internal Audit Committee, none of whom have the right to vote.

The primary tasks of the Executive Committee are to define, upon proposal by the Managing Director, company and group strategic, industrial and financial plans, and propose the annual budget and its interim adjustments for subsequent submittal to the Board of Directors.

The Executive Committee also reviews and approves investment and divestiture plans of particular importance, the granting of loans and the giving of guarantees, and analyzes the more important problems relating to the Company's performance. This enables the Board of Directors to comply more effectively with its legal obligations.

The Executive Committee met seven times during 2004.

> Board of Statutory Auditors. The Board of Statutory Auditors plays an essential supervisory role in the Company's management. Among other responsibilities, it ensures that the Company complies with applicable law and its Articles of Association and verifies the keeping of its accounts. In addition, under its Articles of Association, the Board of Directors regularly reports to the Board of Statutory Auditors on its activities and on the Company's significant financial transactions, including transactions which might involve a conflict of interests. The Board of Directors makes these reports at least once every three months.

Under Italian law, although the Company's statutory auditors meet at least once every three months, they can proceed at any time as a group or individually with acts of inspection and supervision. The Company's statutory auditors also attend meetings of the Company's Board of Directors and shareholders meetings. The general meeting of the Company's shareholders sets the remuneration of its auditors at the time of their appointment. Under the Company's Articles of Association, meetings of its Board of Statutory Auditors may be called at any time by at least two auditors, and the Board of Statutory Auditors may also call a shareholders' meeting or a meeting of its Board of Directors.

The Company's Board of Statutory Auditors consists of three standing members and two alternates (as per article 2397 of the Italian Civil Code). The members of the Board of Statutory Auditors currently in office are Mr. Angelo Casò, Mr. Filippo Duodo and Mr. Antonio Cortellazzo, who were appointed by the last Shareholders' Meeting on May 16, 2005. The two alternate auditors are Mr. Marco Leotta and Mr. Piermauro Carabellese. Auditors serve a term of three years, and can be re-appointed. Under Italian law, auditors can only be removed for cause. At least one standing auditor and one alternate auditor must be selected from those enrolled in the Register of Public Accountants and must have reviewed the Company's accounts for a period of not less than three years. The other members of the Board of Statutory Auditors, if they do not possess the above mentioned requirements, must have acquired at least three years of experience in either administration and financial control or professional services or teaching or management positions in fields strictly related to the Company activities, as listed in the Articles of Association. The Company's Articles of Association set forth the process for the appointment of its auditors, which takes place on the basis of lists that shareholders who own at least 5% in the aggregate of the Ordinary Shares present at a general meeting. Accountants who already hold positions as auditors in more than five other companies listed in regulated Italian markets may not be appointed as auditors. The Company's Articles of Association also details procedures based on these lists for the replacement of auditors in the event a vacancy arises.

Under Italian law, the Company's auditors must take every shareholder complaint into account in their report at the Company's shareholders meeting. If shareholders representing at least 2% of the Company's share capital submit a complaint, its Board of Statutory Auditors must promptly investigate the complaint and submit their findings and recommendations at its next general meeting. The Company's Board of Statutory Auditors must call a general shareholders' meeting immediately if the findings demonstrate an urgent need for action.

The members of the Board of Statutory Auditors are:

- Angelo Casò Chairman;

- Filippo Duodo Auditor;

- Antonio Cortellazzo Auditor;

- Marco Leotta Alternate Auditor; and

- Piermauro Carabellese Alternate Auditor.

All members of the Board of Statutory Auditors were appointed on May 16, 2005. Their mandate expires the day of the Shareholders' Meeting to approve the 2007 financial statements.

The Statutory Auditors are appointed, in accordance with the criteria laid down in article 148 of the Finance Consolidation Act, which is implemented in article 19 of the Articles of Association, on the basis of voting lists submitted to the Company's registered office prior to the Shareholders' Meeting, accompanied by an adequate description of each candidate's personal and professional characteristics.

There is no Auditor representing the minority Shareholders, as they did not present alternative voting lists.

The Board of Statutory Auditors met seven times during 2004.

> Management and coordination in accordance with articles 2497 et seq. of the Italian Civil Code. In January 2004, all of the Italian subsidiaries, directly or indirectly wholly owned by Benetton Group S.p.A., made the announcements required by article 2497-bis of the Italian Civil Code recognizing the management and coordination function performed by the parent company Benetton Group S.p.A.

> Compensation Committee and Committee for Proposed Appointments of Directors. In implementation of the Code of Conduct for Listed Companies and with the duties mentioned therein, the Board of Directors reconfirmed Directors Reginald Bartholomew, Ulrich Weiss and Gianni Mion, Chairman as members of the Compensation Committee for 2005. The Committee, therefore, consists primarily of non-executive directors. However, in view of the composition of the shareholders, a non-independent director is included among the members of the committee.

The Compensation Committee, by express provision of the relative rules governing its activities, formulates its proposals for submission to the Board of Directors, in the absence of persons directly interested. Interested persons are required to leave the meeting during discussions and resolutions concerning them.

In 2004, the Compensation Committee met three times.

For the fiscal year 2004, compensation for Executive Directors and Directors with special tasks was apportioned by the Board of Directors on the basis of the proposal formulated by the Compensation Committee, as provided in the notes to the consolidated financial statements of the Benetton Group, following the determination of aggregate compensation by the shareholders', in accordance with the Articles of Association.

In 2004, the Compensation Committee also proposed adoption of a Stock Option Plan aimed at motivation and retention of the Company's top managers, with the assistance of a consultant on variable compensation schemes. After adoption of the Stock Option Plan by the Board of Directors on July 15, 2004, the Compensation Committee provided the Board with additional information on the number of options to be assigned and the identity of the persons to receive them. The Stock Option Plan is linked to Company results and achievement of preset objectives.

Further information is provided in the paragraph "Stock Option Plan" under letter E of this Item and the Stock Option plan has been provided as an exhibit to this Form 20-F.

Given the current composition of the Company's shareholders, the Board of Directors does not consider it necessary to set up a Committee for proposed appointments of Directors at this time.

Directors are nominated on the basis of a single voting list which is deposited at the Company's head office prior to the Shareholders' Meeting, accompanied by an adequate description of the candidates' personal and professional characteristics.

> Internal Audit Committee. In 2001, Benetton established the Internal Audit Committee as required by the Corporate Governance Code (the "Preda Code") that was issued under the auspices of the Italian Stock Exchange.

The Internal Audit Committee is made up of three Non-Executive Directors, all of them independent. On March 31, 2005 the Board of Directors of the Company, after the resignation of Mr. De Simoi, appointed Mr. Giorgio Brunetti as member of the Internal Audit Committee. On May 16, 2005, the appointments of directors Ulrich Weiss, Luigi Arturo Bianchi and Giorgio Brunetti were confirmed.

Powers of the Committee.

The Committee has the authority to investigate any matter within the scope of responsibilities listed below and that is brought to its attention. To carry out its tasks the Committee:

- shall have full access to all corporate documents, at any time and wherever such documents are located;

- shall have the authority to question directors, employees, agents, consultants, customers and suppliers of the Company or its subsidiaries;

- shall have the power to retain at the cost of the Company external advisors, including counsels and accountants, subject only to the obligation to report its expenditures at least once every six months to the Board of Directors.

Responsibilities of the Committee.

The Committee has the following responsibilities:

  making proposals for the establishment of an internal audit department responsible for the internal audit and for the determination of its duties;

  reviewing the periodic reports, work plan and reports of the Head of Internal Audit, as well as promoting actions to improve the internal audit system;

  supervising the internal audit system;

  reporting to the Board of Directors at least once every six months, at the time of the approval of the financial statements and the interim report, on the activity that has been carried out and the adequacy of the internal audit system;

  giving the Board of Directors indications and information regarding the compliance with corporate governance rules;

  assessing, together with the Head of the Administrative Department and the independent auditing firm, the adequacy of the accounting principles in use;

  verifying, with the assistance of the Head of Internal Audit, the process that generates the balance sheet data;

  receiving, as the counterpart of the independent auditing firm, information or communications regarding the financial statements and Form 20-F as concerns critical aspects related to certain accounting practices and/or alternative accounting practices;

  receiving from, or transmitting to, the management, information and/or communications related to issues discussed in the preceding sub-paragraph;

  evaluating, with the assistance of the Head of the Administrative Department and the Head of Internal Audit, the proposals submitted by the independent auditing firms to obtain the audit engagement; subsequently, making a recommendation for the engagement of the independent auditors, that the Board of Directors shall submit to the General Shareholders' Meeting;

  evaluating the results set forth in the independent auditing firm's report;

  adopting procedures for:

    receiving, retaining and addressing the complaints filed by any person and received by the company concerning accounting aspects, internal audits controls or general auditing matters ;

    receiving, retaining and addressing the complaints or charges filed by employees concerning accounting matters or general auditing matters, ensuring that the anonymity of the employee is guaranteed;

  receiving the Head of Internal Audit's annual report on the application of the "Organizational and Operational Model" required by Italian Legislative Decree 231/2001 and adopted by the company, which also includes the Code of Ethics and Conduct. Assessing whether it is appropriate to propose to the Board of Directors updates or amendments to, or modalities of application of, the "Organizational and Operational Model" required by Italian Legislative Decree 231/2001;

  as a condition precedent to instructing the independent accounting firm with respect to auditing and non-auditing services, the Committee shall evaluate and express an opinion, including as to the suitability of such services; and

15. assessing and verifying the independence of the independent auditing firm.

The Committee performed these functions during 2004, meeting five times under the chairmanship of Ulrich Weiss and with the participation of the entire Board of Statutory Auditors, in conformity with the regulations adopted by the Company. A representative of the company's external audit firm was always invited to participate in the meetings of the Internal Audit Committee.

The functionality and adequacy of the internal audit system were ensured by the Board of Directors, with the help of the specific corporate function coordinated by the Head of Internal Audit. Organizational and information systems were found to be able to ensure, both as to the Company and its subsidiaries, the monitoring of the administrative and accounting systems and of the central and decentralized organizational structures for the Company and its subsidiaries. Work continued on mapping of processes and risks concerning the activities of all Group companies, as well as operational and budget control of individual businesses and review of internal auditing procedures. These activities, taking into account the listing of Benetton shares on the New York Stock Exchange, were carried out also to comply with the regulatory provisions of the U.S. Sarbanes-Oxley Act.

In compliance with the U.S. Securities Exchange Act of 1934 (the "Exchange Act") Rule 10A-3, the members of Benetton's Internal Audit Committee are non-executive, independent members of the Board of Directors. All of the members have financial experience or knowledge in accounting principles. The Internal Audit Committee designated Mr. Giorgio Brunetti as the "financial expert" as required by Rule 10A-3. Considering the powers and responsibilities of the Internal Audit Committee and those of the Board of Statutory Auditors as listed above, on March 4, 2005 the Board of Directors resolved to satisfy the requirements of Rule 10A-3 (and thus Rule 303A.06 of the New York Stock Exchange Listed Company Manual) through its Internal Audit Committee.

Under Benetton's structure, Rule 10A-3 responsibilities are allocated between the Board of Statutory Auditors and the Internal Audit Committee, in which the Board of Statutory Auditors (and the shareholders) retains and exercises only certain specific duties required under Italian law and all other Rule 10A-3 responsibilities are discharged by the Internal Audit Committee, as the Group believes is consistent with the substantive intent of Rule 10A-3.

Non-Executive Directors, the Board of Statutory Auditors, and the independent auditing firm all received information in this respect. The Office of International Corporate Finance of the SEC as well as the NYSE have indicated to Benetton, after discussions, that they do not object to Benetton's allocation of the Rule 10A-3 responsibilities as described above.

> Disclosure Committee. A Disclosure Committee was established in 2005. This Committee contributes to consider the materiality of information relating Benetton Group and ensuring that such information is properly communicated. The Disclosure Committee comprises the Chief Financial Officer, the Head of Group Administration, the Head of Investor Relation and in rotation the Heads of Department involved in the discussion.

> Legislative Decree 231/2001 as per Italian Law. During 2004, the Internal Supervisory and Monitoring Body consisting of Ulrich Weiss, Chairman, Prof. Luigi Arturo Bianchi and Roberto Taiariol, as required by article 6, paragraph 1 letter b) of Legislative Decree 231/2001, performed its checks on operation and observance of the Organizational and Operational Model adopted by the Company. This Model consists of:

- a code of ethics and conduct;

- operating procedures and reporting systems;

- an internal supervisory and monitoring body; and

- a disciplinary system.

The Organizational and Operational Model was also adopted by the main Group companies during 2004.

> Handling of confidential information. All confidential information is managed by the Managing Director, upon consultation with the Chairman. Together, the Managing Director and the Chairman also ensure that adequate checks are carried out with regard to the classification of confidential information in accordance with current legislation.

The Board of Directors approves all press releases relating to approval of the annual financial statements, the half-year report, and the quarterly report, as well as extraordinary operations that are subject to the approval of the Board of Directors.

All communications to and relations with the press, institutional investors and individual shareholders are conducted by the Media and Communications Department and the Investor Relations Department, respectively.

Implementing the "Regulation for Markets Organized and Managed by Borsa Italiana S.p.A." (Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana S.p.A.), since fiscal year 2002, the Board of Directors have officially adopted the "Code of Conduct for Internal Dealing". This is designed to regulate obligations of notification and disclosure concerning transactions undertaken in financial instruments issued by Benetton Group S.p.A. by those persons defined by the Code as "Important Persons".

The notification obligations imposed by the Code on "Important Persons" provide for tighter timing and involve wider categories of subjects and securities than does the Regulation of Borsa Italiana S.p.A.

Since Benetton Group S.p.A. shares are also listed on the Frankfurt Stock Exchange, the Code of Conduct also implements the obligations of notification and disclosure provided by the Wertpapierhandelsgesetz WpHG law (Securities Trading Act), Section 15a, introduced by the 4th Finanzmarktförderungsgesetz (Fourth Financial Markets Promotion Act).

> Relations with Institutional Investors and with other Shareholders. The Investor Relations Department ensures proper management of relations with financial analysts, institutional investors and individual Italian and foreign shareholders. Among other things, this department co-ordinates activities with members of the Financial Community.

This department complies with the criteria of fairness, clarity and equal access to information contained in the "Market Information Guide" drafted by Borsa Italiana S.p.A., available in the Investor Relations section of the Company's website http://www.benettongroup.com/investors/ along with documentation and information concerning the Company, with particular reference to price-sensitive information.

The following documents, among others, are available on the site: the Articles of Association, the Code of Conduct for Internal Dealing, the Organizational and Operational Model, the Rules of Conduct in Related Party Transactions, press releases and periodical financial information.

 D. Employees

As of December 31, 2004, the Group employed 7,424 persons as compared to 6,949 and 7,284 at December 31, 2003 and December 31, 2002, respectively.

Approximately 3,805 people were employed in Italy. At the end of 2004, about 16.4% of them were members of labor unions. None of the Benetton's facilities in Italy are operated on a "closed shop" basis. Management considers the Group to have good labor relations and the Company has not experienced work stoppages that have had a material impact on its operations.

In Italy, collective bargaining agreements for blue collar workers and for white collar employees below management level are negotiated between unions and national associations of the companies within a particular industry. The most recent agreement regarding "Sistema Moda Italia" (broadly corresponding to the textile industry), which covers most of the Group's employees in Italy, was signed in May 2004. The agreement, with respect to its economic and regulatory provisions, increased the cost of labor on average about 1.25% in 2004 compared to 2003.

	Casual		Sport		Other business		Total
	Full time	Part time	Full time	Part time	Full time	Part time	Full time	Part time
Italy	1,935	90	28	-	1,716	36	3,679	126
Europe	1,364	800	193	-	4	3	1,561	803
America	39	38	-	-	-	-	39	38
Rest of the World	1,025	141	12	-	-	-	1,037	141
Total	4,363	1,069	233	-	1,720	39	6,316	1,108

For "Other Business" the split is made considering the legal entities included in this category.

E. Share ownership

Directors Luciano, Gilberto, Giuliana and Carlo Benetton directly and indirectly hold equal interests in the share capital of Edizione Holding S.p.A., the parent company of Benetton Group S.p.A. amounting to 67.144% of the share capital.

Except as indicated, Directors Luciano, Gilberto, Giuliana and Carlo Benetton (including their not legally separated spouses and children who are minors) have not, during 2004, held other shares in Benetton Group S.p.A. or in subsidiary companies, either directly or through subsidiaries, trust companies, or third parties, except as indicated below referring to Gilberto Benetton.

In 2004, no equity investments in the Company have been held by its directors and statutory auditors, except as indicated in the table below:
Name and surname	Number of shares held as of 12.31.2003	Company	Number of shares purchased	Number of shares sold	Number of shares held as of 12.31.2004	Type of ownership
Gilberto Benetton	45,000	Benetton Group S.p.A.	-	-	45,000	Directly Owned
Alessandro Benetton	4,000	Benetton Group S.p.A.	-	-	4,000	Directly Owned
Ulrich Weiss	3,500	Benetton Group S.p.A.	-	-	3,500	Directly Owned

 Stock Option Plan. The resolution of the extraordinary Shareholders' Meeting authorized the Board of Directors, in accordance with article 2443 of the Italian Civil Code, to decide for a maximum period of five years from the date of the shareholders' meeting resolution to increase the share capital for cash. The consequent issue of ordinary shares will be offered for subscription by employees of Benetton Group S.p.A. and subsidiary companies at prices equivalent to the nominal value of Euro 1.30 each, with a share premium determined at the time they are assigned on the basis of the arithmetic average of share prices recorded in the last month in Borsa Valori di Milano (Milan stock exchange), excluding option rights in accordance with article 2441 of the Italian Civil Code, for a maximum total of Euro 6.5 million through the issue of a maximum of 5,000,000 ordinary shares with a nominal value of Euro 1.30 each.

The Board of Directors on the same date resolved to increase the share capital from Euro 236,026,454.30 to Euro 240,230,104.40 to service the share incentive Plan, issuing 3,233,577 options that confer the right to subscribe to the same number of Company shares, at a price of Euro 8.984. If the resolved increase is not fully subscribed within the time period fixed for this purpose, the capital will be increased by an amount equivalent to subscriptions received at the expiry of this period.

These stock options are designed to be an instrument to motivate and retain in the medium to long term employees and directors, selected from among the top executives of the Company and its subsidiary companies, who hold offices that are considered the most important strategically.

The assignment cycle envisaged consists of a period when exercise of the options is restricted for four years from the date of their grant (the so-called vesting period) and a further period of five years for exercise of the options; however, under certain conditions, there will be the possibility of exercising up to a maximum of 50% of options assigned two years after the date of assignment.

The proportion of options granted that will become effectively exercisable, once the vesting period of four years has passed will depend on the progress during the vesting period towards achieving preset objectives that are used as indicators of EVA (Economic Value Added) performance with reference to the four year period from 2004 to 2007.

Additional details are contained in the "Stock Option Plan Rules" available under the heading "Codes" in the Corporate Governance/Investor Relations section of the Company's website.

 Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth as of May 9, 2005 ownership in excess of 5% of the outstanding registered voting securities of the Company:

Title of class	Identity	Shares owned	Percentage
Ordinary Shares	Edizione Holding S.p.A.	121,905,639	67.14	(1)

(1) As reported by the shareholder to CONSOB (the Italian securities regulatory authority).

Edizione Holding S.p.A. is a private Italian holding company wholly owned by the Benetton family, with its corporate headquarters and main office in Treviso, Italy. There have been no changes in the percentage ownership held by Edizione Holding S.p.A. during the past three fiscal years. In light of Edizione's ownership of Ordinary Shares and the director and executive officer positions held by certain members of the Benetton family, Edizione Holding S.p.A. and the Benetton family control the Company.

The major shareholder, Edizione Holding S.p.A., has the same voting rights as those of other holders of Ordinary Shares or ADSs.

 The breakdown of ownership by shareholder nature and by the size of shareholding is highlighted in the following tables:
Shareholders by class	%
Edizione Holding S.p.A.	67.144
Institutional investors and banks	17.220
Other investors	15.636

To the best of the Company's knowledge, there are no arrangements to date that may result in a change of control of the Company.

B. Related party transactions

On March 31, 2004, the Board of Directors formally adopted the Rules of Conduct that Benetton Group S.p.A. will comply with in matters regarding related party transactions and significant transactions. These rules reiterate the central role of the Board of Directors in the Company's system of corporate governance and aim to ensure that the transactions being regulated are carried out according to criteria of substantive and procedural fairness.

All related party transactions and any third party transactions, which are atypical, unusual or concluded with non-standard conditions, even though not normally subject to Board approval, must now be submitted for prior Board approval.

Prior approval by the Board of Directors is also required for transactions that could have a significant economic or financial impact on the Company or the Group and those which, in terms of value, counterparty quality, object, methods or timing, could jeopardize the Company's assets.

For both of these types of transactions, the Board of Directors has to approve them on the basis of detailed information acquired with suitable advance notice, among other things.

The above-mentioned Rules of Conduct do not expressly provide for directors with an interest in an operation to leave the board meeting. Therefore it is left to the Board of Directors to decide whether it is suitable or not for a director to leave when it could prejudice the maintenance of a quorum in the meeting.

The Rules of Conduct for significant transactions and transactions with related parties were adopted by all subsidiaries in 2005.

> Relationships between Benetton and its parent company Edizione Holding S.p.A., its parent's subsidiaries and other related parties

The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (its parent company), its parent's subsidiaries and other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with these parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies are participating in a national tax consolidation per article 117 et seq. of the Tax Code DPR 917/86 based on a proposal by the consolidating company Edizione Holding S.p.A., which exercised the option for this regime on December 31, 2004. The duration of the option is three years starting from the 2004 fiscal year. The relationships arising from participation in the consolidation are governed by specific rules approved and signed by all participating companies.

The relevant effects of the tax consolidation are as follows:
	Year ended December 31,
(thousands of Euro)	2002	2003	2004
Accounts receivable	1,614	1,198	32,864
- including participation in the Edizione Holding S.p.A. tax consolidation			32,283
Accounts payable	867	11,049	19,285
- including participation in the Edizione Holding S.p.A. tax consolidation			18,664
Purchases of raw materials	3,725	3,432	2,982
Other costs and services	13,031	13,863	13,229
Sales of products	76	76	17
Revenue from services and other income	773	776	937

The Group has also undertaken some transactions with companies directly or indirectly controlled by or under the influence of managers serving within the Group. The parent company's management believes that such transactions were completed at market rates. The total value of such transactions was not, in any case, significant in relation to the Group's total value of production. No director, manager, or shareholder is a debtor of the Group.

 Item 8: Financial information

> Consolidated statements and other financial information

Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in the United States and Italy. For a discussion of the principal differences between Italian GAAP and U.S. GAAP relevant to Benetton, please see Note 30 to the consolidated financial statements included in Item 17 of this Form 20-F. A consolidated balance sheet is presented for fiscal 2004 and 2003 along with a consolidated statement of income, statement of cash flow and statement of change in shareholders' equity which are presented for fiscal years 2004, 2003 and 2002. Please refer to Item 17 for detailed financial information.

> Percentage of export sales

The Group has sales in approximately 120 countries. In 2004, sales outside Italy amounted to Euro 832 million, or 49% of the total revenues of the Group. In 2004, sales outside of Europe amounted to Euro 251 million, or 15% of total revenues.

> Legal proceedings

The Group has been a party to a number of lawsuits, primarily with customers, which have arisen in the normal course of business. There are no current or pending legal proceedings that any member of the Group is a party to or to which any of their assets or properties are subject that, either individually or in the aggregate, are expected to have a material adverse effect on its consolidated financial position, liquidity, results of operations or profitability.

 > Dividends

The Company's dividend policy is to maintain a debt/cash flow ratio capable of guaranteeing a high credit rating in order to sustain its strategy of investments in the commercial sector through a significant strengthening of its distribution network, and preserve a self-financing capability for growth in future years. See "Item 3. Key Information" and "Item 10. Additional Information".

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

As a result of implementing the resolution of the Extraordinary Shareholders' Meeting of May 8, 2001 and effective May 21, 2001, the Company's share capital has been converted into Euro and immediately after was reverse split (every ten old shares correspond to one new share). As a consequence, the Company's share capital is now represented by 181,558,811 new Ordinary Shares of Euro 1.30 of nominal value for a total share capital of Euro 236,026,454.30. In line with the reverse split in the Ordinary Shares the ratio between ADSs and shares has been changed from 1 ADS = 20 Ordinary Shares, to 1 ADS = 2 new Ordinary Shares.

ADSs are evidenced by American Depositary Receipts (ADRs) issued by Morgan Guaranty Trust Company of New York, as Depositary, pursuant to a Deposit Agreement dated May 31, 1989 between Morgan Guaranty Trust Company of New York and the Company (the "Deposit Agreement"). As of the dividend payment date of May 26, 2005, there were 1,915,402 ADSs outstanding in the United States, representing 3,830,804 Ordinary Shares (2.1% of the total number of outstanding Ordinary Shares). At that date, there were 94 U.S. registered holders of ADSs. In 2004, almost all securities of the Company were traded on the Milan's Stock Exchange.

Benetton's market capitalization increased from Euro 1,654 million at the end of 2003 to Euro 1,768 million as of December 31, 2004.

The Benetton share reference price at the end of 2004 was Euro 9.74 (an increase of 6.9% compared with Euro 9.11 in 2003). The Midex index demonstrated a 12.6% increase in 2004. The capitalization at the Milan Stock Exchange at the end of 2004 totaled Euro 1,768 million. During the course of the year, average daily share trades totaled approximately 515,633. During the course of the year, the average stock price was Euro 9.20 (Euro 8.65 in 2003), remaining remarkably stable in a volatile market. Over the last three years, the Benetton stock has decreased in value by 23.4%, while its depreciation over the five year period from 2000-2004 was 57.2.%.

 The table below sets forth the high and low closing prices for the Ordinary Shares on the Telematico and the high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated:
	Ordinary Shares Telematico (1)		ADSs NYSE
	Euro		USD
	High	Low	High	Low
2000	24.12	18.65	50.38	35.44
2001	22.51	9.74	42.56	17.82
2002	15.90	8.50	28.40	16.80

2003
First Quarter	8.98	5.90	19.05	13.00
Second Quarter	9.59	6.51	22.75	14.09
Third Quarter	9.91	8.82	22.21	20.01
Fourth Quarter	11.30	8.98	27.41	21.20

2004
First Quarter	9.37	8.33	23.50	20.89
Second Quarter	10.18	8.65	24.81	21.97
Third Quarter	9.85	8.80	24.44	21.70
Fourth Quarter	9.87	9.03	26.76	22.88

December 2004	9.79	9.05	26.76	24.07
January 2005	10.15	9.57	26.76	25.10
February 2005	10.01	9.22	26.03	23.87
March 2005	9.50	7.46	25.05	19.30
April 2005	7.52	7.01	19.51	18.16
May 2005	7.67	7.12	19.54	18.20

(1) Closing prices in Euro for 1999 have been recalculated converting the Italian Lire amount by the fixed rate of Euro to Italian Lire (Euro 1.00 = Lire 1,936.27); closing prices for 2000 have been adjusted after the one for ten reverse split of the Company's common shares.

 Item 10: Additional Information

Memorandum and Articles of Association

> Organization and Register

Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. The Company is registered in the Treviso Company Register (Registro Imprese di Treviso) under entry number 00193320264.

> Objects and purposes

The Company's objects and purposes, described in Article 3 of its Articles of Association, include the manufacture and sale of clothing and accessories, as well as the manufacture, marketing and distribution of footwear, cosmetics, sports equipment, any other products and services that contain its trademark brands and other related activities. This includes the purchase, sale, renting out and renting, and management of commercial companies for the sale of the products as well as of food products. In addition, the Company undertakes activity as domestic and international freight shippers, provision of warehousing, distribution and transport services, including on third parties' behalf, and the import/export of raw materials, semiprocessed and finished products, and of operational and non-operational assets, as well as performance of market studies and analyses relating to the said services' development and optimization.

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

> Dividends. The Company's Board of Directors may recommend dividends for approval by its shareholders at a general meeting. The Company's Board of Directors may also declare interim dividends, as long as the Company meets certain conditions as provided for by Italian law including profitability in the prior year and shareholders' approval of the prior year's audited financial statements.

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

> Purchase by the Company of its own shares. The Company may purchase up to 10% of its own shares, subject to certain conditions and limitations provided by Italian law, including that its shareholders must approve the purchase. Also, the aggregate purchase price may not exceed the earnings reserve that the Company's shareholders have specifically approved. As long the Company owns these shares, these shares will not be entitled to dividends nor to subscribe for new shares in the case of capital increases, and their voting rights will be suspended. The Company must create in its balance sheet a corresponding reserve, which it may not distribute.

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

> Minority shareholders' rights. Each shareholder may challenge any resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or the Articles of Association of the Company within three months from the date of the resolution (if the resolution is subject to registration in the Companies Registry, within three months from the date of the registration). Directors and statutory auditors may also challenge shareholders' resolutions on this basis.

Shareholders representing at least 5% of the Company share capital can report to a tribunal facts relating to serious irregularities in the discharge of the duties of its directors and auditors. The tribunal can order an investigation at the petitioning shareholders' expense. If the reported irregularities exist, the tribunal can call a general meeting of the Company's shareholders to address the irregularities. If the circumstances warrant, the tribunal can discharge the directors and auditors and appoint a judicial administrator, specifying his powers and the time for which he will hold office. Before the expiration of his term, the judicial administrator must call and preside over a general meeting of the Company's shareholders to select new directors and auditors or to recommend placing the Company in liquidation.

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

In 2004, as in previous years, the Board of Directors complied with the rules defined by the Code of Conduct for listed companies and "Regolamento CONSOB" on related party transactions. In 2004, the Board of Directors formally adopted the Rules of Conduct that Benetton Group S.p.A. have to comply with in matters regarding related party transactions and other significant transactions. These Rules reiterate the central role of the Board of Directors in the Company's system of corporate governance and aim to ensure that the transactions being regulated are carried out according to the criteria of substantial and procedural fairness.

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

For further disclosure on the Company's Directors, see "Item 6. Directors, Senior Management and Employees".

> Change in control

The Company's Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

> Disclosure of share holdings

The Company's Articles of Association do not require shareholders to disclose their shareholdings.

> Differences in Benetton Group S.p.A.'s Corporate Governance and New York Stock Exchange corporate governance practices

In November 2003, the SEC approved the NYSE's new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, Benetton Group S.p.A. must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. The following paragraphs provide a brief, general summary of what we believe are significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. listed companies.

Independent Directors: Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. As of 16 May 2005, with the election of a new Board of Directors, Benetton Group S.p.A. has 4 independent directors out of 11 directors, with the status of "independence" determined under Italian Listing Standards. The composition of our Board of Directors is in compliance with the Code of Conduct of Italian Listed Company released by Borsa Italiana S.p.A., which requires an adequate number of "independent non-executive" directors. Italian rules also require that non-executive directors be independent, which means that they: a) may not have business relationships with the company, its subsidiaries, the executive directors or the shareholder or group of shareholders who control the company or is able to influence their autonomous judgement in a significant way; b) may not own, directly or indirectly, shares enabling them to control the company or participate in shareholders' agreements to control the company; and c) are not immediate family members of the executive directors of the company or of persons in the situations referred to in points a) and b).

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

Nominating/Corporate Governance Committee: Under NYSE standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance Committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter that addresses certain matters specified in the listing standards. Benetton Group S.p.A. does not have a nominating/corporate governance committee, as setting up a nominating committee is not required by Italian rules. Directors are appointed by the shareholders and the Board of Directors did not consider it necessary to set up a nominating committee for board appointments, given the current composition of the Company's shareholders. With reference to corporate governance responsibilities, the Board of Directors of Benetton Group S.p.A. develops and implements the corporate governance procedures.

Compensation Committee: under NYSE standards, U.S. companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors, and the compensation committee is required to have a written charter that addresses certain matters specified in the listing standards. In addition to the review and approval of corporate goals relevant to the CEO's compensation and evaluation of the CEO's performance in light of the corporate goals, this committee must determine and approve the CEO's compensation and make recommendations to the board of directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. Benetton Group S.p.A., as required by Italian law, has a compensation committee composed of two independent and non-executive Directors out of the three that in consultation with the Board of Directors determines the remuneration of the Chairman and the Managing Directors.

Audit Committee: U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). All members of the audit committee must be independent and the committee is required to adopt a written charter. Among other responsibilities, the audit committee has responsibility for the preparation of an audit committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. Beginning on July 31, 2005, the Exchange Act requirements regarding audit committees will also apply to non-U.S. listed companies, such as Benetton. In Benetton Group S.p.A., this function is performed as specified in the "Internal Audit Committee. Internal Audit" paragraph of Item 6.

With respect to the engagement of the external audit firm performed by the Audit Committee in the U.S. companies, Italian Law requires that such appointment be ultimately approved by the shareholders of the company. The process leading to such approval involves several intermediate steps. First, the Internal Audit Committee will have the responsibility of analyzing the proposals submitted by potential firms and selecting among them the external audit firm to be further considered by the company. Second, the Board of Directors will resolve to submit to shareholders the proposal for the appointment of the external audit firm selected by the Internal Audit Committee. Third, as required by Italian law, the company's Board of Statutory Auditors will deliver to the Shareholders an opinion as to the qualifications of the external audit firm selected by the Internal Audit Committee. The shareholders will vote to appoint the external auditors and approve its compensation.

Shareholder Approval of Equity Compensation Plans: the NYSE Listing Standards require that shareholders are given the opportunity to vote, subject to limited exemptions, on all equity-compensation plans and any material revisions thereto. There are no corresponding provisions under Italian law.

Adoption and disclosure of corporate governance guidelines: U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The guidelines must address: director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the Board of Directors. A summary of the significant differences between Italian corporate governance practices and the NYSE's corporate governance standards applicable to U.S. listed companies is also available on our website at www.benettongroup.com under "Corporate Governance".

Code of business conduct and ethics: NYSE listing standards requires U.S. listed companies to adopt and post on its website a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Such code is also required to provide for the reporting of violations of its provisions of laws and regulations. Also, under the Exchange Act's rules and regulations, all foreign private issuers, such as Benetton, must disclose in their annual reports on Form 20-F whether they have adopted a code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if they have not adopted such a code, why they have not done so. In addition, they must file a copy of the code with the U.S. Securities and Exchange Commission as an exhibit to their annual report, post the text of the code on their website and disclose in their annual reports their Internet addresses and the fact that they have posted such a code on their websites, or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics required by the Exchange Act's rules. Benetton Group S.p.A. adopted such a Code also for the purpose of preventing offences and violations of the Company's disciplinary system, which was adopted in accordance with the Italian Legislative Decree 231/2001.

The Code of Ethics of Benetton Group S.p.A. can be found on its website at www.benettongroup.com under Corporate Governance/Investor Relations.

Annual certification by the Chief Executive Officer: A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. Under the NYSE listing rules foreign private issuers, such as Benetton Group S.p.A., is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, the Chairman of the Board of Directors is required to notify the NYSE promptly in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Benetton Group S.p.A.

In general, the Company's corporate governance system is based on the central role of the Board of Directors, and focuses on transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest.

This system, designed and constructed with attention to the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the "Preda Code"), has been implemented with the adoption of relevant codes, rules and procedures encompassing the activity of all the organizational and operational components of the Company. These documents (available on the website www.benettongroup.com in an English language version under Investor Relations) are:

- Report on Corporate Governance;

- Organizational and operational model as per the Italian Legislative Decree n. 231/2001 and Code of Ethics;

- Code of Conduct for Internal dealing;

- Code of Conduct for "Transactions with Related Parties";

- Statutory Report;

- Board of Directors;

- Executive Committee; and

- Statutory Auditors.

The above-mentioned documents are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practices.

Material contracts

On April 21, 2005 the Benetton Group and Boyner Group signed an agreement for a joint venture for the management and development of Benetton brands' commercial activities in Turkey and in the region.

Benetton Group, which has been present in Turkey since 1985 through a license agreement with the Boyner Group, has invested about Euro 14 million in exchange for 50% of the Bofis company, a wholly owned subsidiary of Boyner, which manages all commercial activities of the United Colors of Benetton, Sisley, Playlife and Killer Loop brands in the Turkish area.

The company, which will take the name of Benetton Giyim Sanayi Ve Ticaret A. S., forecasts turnover in 2005 of around Euro 40 million. The development plan envisages a 50% increase in turnover over the next 5 years. In Turkey, there are currently around 100 Benetton stores in 50 cities.

On June 10, 2005 the Company has finalized, with a pool of 10 banks, the negotiation of a revolving credit line for an amount of Euro 500 million, expiring in 2010. The financing is at a Euribor index linked floating rate, , for one, three or six months, with a spread of between 27.5 and 60 basis points. The loan provides for compliance with three financial covenants, to be calculated every six months based on the consolidated financial statements, namely:

- minimum ratio between Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and net financial charges of 4;

- maximum ratio between the net financial position and shareholders' equity of 1;

- maximum ratio between the net financial position and Adjusted EBITDA of 3.5.

There are also limitations on significant business disposals and on the granting of collateral security for new loans. The pool of financing banks (all Mandated Leader Arrangers) is composed of: Banca di Roma of Capitalia Group, Banca Intesa, Banca Nazionale del Lavoro, Banco Popolare di Verona e Novara, BNP Paribas, Calyon, Citigroup Global Markets Ltd, HSBC Bank plc, Sanpaolo IMI, Unicredit Banca Mobiliare - UniCredit Banca D'Impresa. Facility Agent is BNP Paribas.

In 2003, the Company entered into certain material contracts for the sale to third parties of its sports equipment business:

a. Sale Agreement, dated as of January 31, 2003, between Benetton Group S.p.A. and Tecnica S.p.A. under which Benetton agreed to sell the Nordica brand to Tecnica for a consideration of Euro 38 million (for the intellectual property alone, including the Nordica trademark) and acquired 10% of the share capital of Tecnica for a consideration of Euro 15 million. From June 2004, a further payment of 1% of the annual revenues earned by the Nordica brand is expected to be received from the Tecnica group for the next five years.

b. Binding Preliminary Agreement, dated as of March 5, 2003, between Benetton Sportsystem USA Inc. and Prime Newco, for the sale of the Rollerblade brand to Prime Newco, a member of the Tecnica group. This transaction was formalized at the end of June 2003 with the receipt, collected in full on the contract date, of Euro 20 million just for the Rollerblade trademark. Other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., were also transferred at the same time. As additional consideration with regard to the transfer of know-how, the Group will receive 1.5% of the Rollerblade brand sales for the next five years, with a minimum guaranteed total payment of Euro 5 million.

c. Sale Agreement, dated as of April 30, 2003, between Benetton Sportsystem USA Inc. and Lincolnshire Management Inc. under which Benetton agreed to sell the Prince and Ektelon brands to Lincolnshire Management Inc. for a consideration of Euro 36.5 million, payable in two installments of Euro 10 million (paid on April 30, 2003) and Euro 26.5 million (paid in January 2004).

d. In July 2002, Benetton Group S.p.A. issued a Euro 300 million bond called "Floating Rate Notes", repayable on July 26, 2005, bearing floating-rate interest, which was 3.74% at year end. The bonds are listed on the Luxembourg Stock Exchange. This issue replaced a bond maturing in July 2002 amounting to approximately Euro 258 million.

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

Taxation

The following is a summary of certain United States federal income tax and Italian tax matters. The summary contains a description of the principal United States federal income tax and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a U.S. holder, as defined below. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Ordinary Shares or ADSs.

In particular, the summary deals only with U.S. holders who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder (i) who owns 10% or more of the voting shares directly or through attribution; (ii) who holds the Ordinary Shares or ADSs in connection with a permanent establishment or fixed base through which the U.S. holder carries on or performs personal services; (iii) who holds Ordinary Shares or ADSs as a part of an integrated investment (including a straddle, hedging transaction or conversion transaction) consisting of the Ordinary Shares or ADSs and one or more other positions; (iv) who is a securities dealer, a trader in securities that elects to mark the securities to market, an insurance company, a bank, a tax-exempt organization, an investor liable for alternative minimum tax, an individual retirement account or other tax-deferred account, a U.S. expatriate, a regulated investment company, a real estate investment trust or a partnership or other pass-through entity; or (v) whose functional currency is not the U.S. Dollar. In addition, the following discussion does not address any aspect of U.S. state or local, or non-U.S. tax laws (other than certain Italian tax laws). This discussion is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report on Form 20-F and the income tax convention between the United States and Italy (the "Income Tax Convention"), in each case as in force and as applied in practice on the date of this annual report on Form 20-F and in each case subject to change, possibly on a retroactive basis. Prospective purchasers and current holders of Ordinary Shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of such shares or ADSs, including, in particular, the effect of any state, local or national tax laws.

For purposes of this section, a U.S. holder means (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under U.S. law; or (iii) an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

> Italian taxation

> Italian tax reform. The current tax system has been reformed through the enactment of Legislative Decree of December 12, 2003, n. 344. The new legislation, which entered into force on January 1, 2004, reduced the corporate income tax rate from 34% to 33%, and changed the name of corporation tax from IRPEG (imposta sul reddito delle persone giuridiche) to IRES (Imposta sul reddito delle società).

The most significant measures include the following:

- Introduction of an option to file a consolidated tax return for all Italian group entities (domestic tax consolidation) and of an option to file a worldwide consolidated tax return to include all foreign subsidiaries (worldwide tax consolidation).

- Thin capitalization provisions according to this new regime, there are limits to the deductibility of  intercompany financial costs.

- Participation exemption regime.

- Equity pro-rata and economical ratio further limits to the deductibility of interest expenses.

- Consortium relief.

> EC Law 2003.

Directive 2003/49/EC of June 3, 2003, concerning the common taxation regime applicable to interest and royalty payments between associated companies of different member States, has also been passed by the Italian Government in 2005 with effect January 1, 2004. According to this Directive, interest and royalty payments made between European Union (EU) associated companies are exempt from withholding tax.

> Italian taxation. For purposes of the Income Tax Convention, the current estate tax convention between the United States and Italy (the "Estate Tax Convention") and the United States Internal Revenue Code of 1986, as amended, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.

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

The intermediary must receive (i) a declaration of the non-resident holder that contains certain information identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the Income Tax Convention and the determination of the applicable treaty rate of withholding and (ii) an appropriate certification by the U.S. Internal Revenue Service on Form 6166 and a statement whereby the U.S. holder represents to be a U.S. resident individual or corporation and does not maintain a permanent establishment or a fixed base in Italy.

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

Since the Ordinary Shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. holders to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. In accordance with the procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required in order to qualify for treaty relief and the deadlines for submission. The documentation generally will include the holder's declaration and the tax certification described in clauses (i) and (ii) above.

If a U.S. holder does not provide documents to the Depositary that satisfy the requirements described above, the intermediary will withhold tax at the 27% rate. A U.S. holder that qualifies for a reduced rate of tax on dividends pursuant to the Income Tax Convention but does not provide documents to the Depositary that satisfy the requirements described above, will be required to claim a refund of 12% of the dividend (representing the difference between 27% and the 15% rate provided by the Income Tax Convention) directly from the Italian tax authorities by filing an appropriate claim for refund with the Italian tax authorities, together with any required supporting documentation.

> Income tax on capital gains. Under Italian domestic law, enacted in 2004, capital gains derived by non-residents from the sale of shares constituting substantial participations in a company are subject to no more a 27% tax but to personal or corporate income tax on the 40% of their amount, in case of individual or corporate shareholders respectively. Corporate income tax is levied at 33% rate, while personal income tax is levied at progressive rates according to the following brackets: 23% on taxable income up to Euro 26,000, 33% on taxable income from Euro 26,000 to Euro 33,500, 39% on taxable income from Euro 33,500 to Euro 100,000, 43% on taxable income higher than Euro 100,000. The rules provide that non-residents are not subject to capital gains tax for capital gains derived from non-substantial Italian participations held in listed companies (i.e. shares not exceeding 2% of the voting power or 5% of the share capital of companies quoted on the Italian market).

Capital gains derived by a U.S. holder who is eligible for the benefits of the Income Tax Convention upon the sale or other disposition of Ordinary Shares or ADSs will not be subject to capital gains tax unless the shares or ADSs are part of the business property of a permanent establishment of the U.S. holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. holders who sell Ordinary Shares or ADSs may be required to produce a declaration establishing that the above-mentioned conditions under the Income Tax Convention have been satisfied.

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

> Estate and gift tax. Italian estate tax no longer applies to transfers of Ordinary Shares or ADSs occurring after October 25, 2001. Italian gift tax no longer applies to transfers of Ordinary Shares or ADSs to a spouse, direct descendants or other relatives up to the fourth degree of kinship. Italian gift tax may be payable on transfers of Ordinary Shares and ADSs other than those described above, even if the Ordinary Shares or ADSs are held outside Italy, where the donors are Italian residents at the time of the gift. However, the tax is applicable only to the value of the transferred property in excess of Euro 180,760 in an amount equal to a fixed registration tax of Euro 168, according to new legislation enacted in 2005. Where an Italian tax resident is a beneficiary of the transfer deed, such deed, even if executed abroad, must be duly registered within 60 days at the Registry Office. Double taxation treaties may reduce Italian gift tax. Under the Estate Tax Convention, a credit for the amount of any estate tax imposed by Italy and attributable to the Ordinary Shares or ADSs will, subject to certain limitations, be allowed against the tax imposed in respect of the Ordinary Shares or ADSs by the United States on the estate of a deceased person who, at the time of death, was national of, or domiciled in, the United States. There is currently no gift tax convention between Italy and the United States.

> United States federal income taxation

> Taxation of dividends. Distributions paid with respect to Ordinary Shares or ADSs (including the amount of any Italian taxes withheld therefrom) generally will be includible in the gross income of a U.S. holder as non-U.S. source dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, the amount of a distribution exceeds the Company's current or accumulated earnings and profits as so computed, it will first reduce the U.S. holder's adjusted tax basis in its Ordinary Shares or ADSs and, to the extent the distribution exceeds the holder's adjusted tax basis, it will be treated as capital gain. Dividends will not be eligible for the dividends received deduction which is generally available to U.S. corporate shareholders with respect to dividends received from U.S. corporations.

Legislation enacted on May 28, 2003, as subsequently amended (the "2003 Legislation") reduces to 15% the maximum tax rate for certain dividends received by noncorporate taxpayers through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to any dividends paid with respect to its shares (or ADSs issued in respect of its shares) if the shares (or ADSs) are readily tradable on an established securities market in the United States. For this purpose, ordinary shares (or ADSs issued in respect of ordinary shares) will be considered readily tradable on an established securities market in the United States if the shares (or ADSs) are listed on the Nasdaq Stock Market or a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, such as the New York Stock Exchange. Since the ADSs are listed on the New York Stock Exchange, unless we are treated as a "passive foreign investment company", dividends paid with respect to the ADSs generally should qualify for the reduced rate under the 2003 Legislation.

Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and non-U.S. source income (which may affect the amount of the U.S. foreign tax credit) and to certain extraordinary dividends. Noncorporate U.S. holders are urged to consult their own tax advisors regarding the applicability of the reduced rate under the 2003 Legislation and the related restrictions and special rules.

The amount of any cash distribution paid in Euros with respect to the Ordinary Shares or ADSs will be equal to the U.S. Dollar value of the distribution, including the amount of any Italian taxes withheld therefrom, determined at the spot exchange rate in effect on the date the distribution is received (in the case of ADSs, the date the distribution is received by the Depositary), regardless of whether or not the distribution is in fact converted into U.S. Dollars. A U.S. holder generally should not recognize any non-U.S. currency gain or loss if the Euros are converted into U.S. Dollars on the day they are received. Any gain or loss upon a subsequent conversion, sale or other disposition of the Euros will be ordinary income or loss for U.S. federal income tax purposes and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes.

Subject to the limitations on foreign tax credits generally, a U.S. holder may elect to treat the Italian tax withheld on dividends as foreign income tax eligible for credit against such U.S. holder's U.S. federal income taxes. A U.S. holder will be denied a foreign tax credit if that U.S. holder has not held the Ordinary Shares or ADSs for a minimum period or to the extent that U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Amounts withheld in excess of the applicable Income Tax Convention rate in respect of dividends paid to a U.S. holder that qualifies for the benefits of the Income Tax Convention will not be eligible for credit against the U.S. holder's United States federal income tax liability, but the U.S. holder may claim a refund from the Italian tax authorities. See "Italian Taxation - Income Tax Withholding on Dividends." As an alternative to claiming a foreign tax credit, a U.S. holder may claim a deduction for Italian tax withheld, but only for a year in which the U.S. holder elects to do so with respect to all foreign income taxes. If a U.S. holder is denied a foreign tax credit due to the holding period requirement described above, however, the U.S. holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. holder claimed the foreign tax credit for other taxes in the same year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company will generally constitute "passive income," or, in the case of certain U.S. holders, "financial services income" (or, for tax years beginning after December 31, 2006, as "passive category income" or, in the case of certain U.S. holders, as "general category income" for U.S. foreign tax credit purposes). The rules relating to the determination of the U.S. foreign tax credit are complex, and therefore, each U.S. holder is urged to consult with its own tax advisor to determine whether and to what extent such holder would be entitled to this credit.

> Sales or other dispositions. A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the Ordinary Shares or ADSs in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. holder's adjusted tax basis in the Ordinary Shares or ADSs. Any such gain or loss generally will be U.S. source gain or loss. Such gain or loss will be long-term capital gain or loss if the U.S. holder owns the Ordinary Shares or ADSs for more than one year. The 2003 Legislation generally reduces to 15% the maximum tax rate for net long-term capital gains of noncorporate taxpayers from the sale of shares in taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations.

> Reportable Transactions. Under United States Treasury regulations, U.S. holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. U.S. holders are urged to consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of the Ordinary Shares or ADSs, or any related transaction, including without limitation, the disposition of any Euros (or other non-U.S. currency) received as a dividend or as proceeds from the sale of Ordinary Shares or ADSs.

> Back-up withholding. A U.S. holder may be subject to back-up withholding at the applicable rate with respect to dividends paid on or proceeds from the sale or other disposition of Ordinary Shares or ADSs, unless the U.S. holder is a corporation or otherwise establishes a basis for exemption. A credit can be claimed against the U.S. holder's U.S. federal income tax liability for the amounts withheld under the backup withholding rules and any excess amount is refundable if the required information is provided to the U.S. Internal Revenue Service.

Documents on display

The documents concerning the Company which are referred to in this Form 20-F may be inspected upon request at the Company's registered office, i.e. Via Villa Minelli, 1 31050 Ponzano Veneto, Treviso, Italy.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to market risks from fluctuations in foreign currency rates and interest rates which may adversely effect its economic results. In order to mitigate the impact of these fluctuations the Group regularly assesses its risk exposure and manages such risk exposure through the use of financial derivative instruments such as spot, outright, and foreign currency swaps, interest rate swaps and currency options ("zero cost collar"). According to the Group's guidelines, financial derivative instruments are used only for hedging purposes and not for trading or other speculative purposes. In addition, the Company has recently released a credit risk policy for defining the limits of liquidity rules on the Group's investments.

a. Currency risk

Currency risk exposure arises, primarily, from fluctuations of currency rates on cash inflow and outflow of the Group's businesses (economic currency risk) and from the translation into Euro, the Group's functional currency, of assets and liability of foreign subsidiaries (translation currency risk).

> Economic currency risk. The Group's operating structure enables most of the economic currency risk exposure to be centralized in the Italian companies. Foreign subsidiaries manage cash inflows and outflows mainly in one currency so the currency risk is negligible. Sales of the Italian Group companies outside Italy are in countries using the Euro, U.S. Dollars, British pounds, Japanese Yen and Swiss francs. The Group's risk exposure mainly refers to the casual sector. It generally arises about 15 months in advance of credit collection when a season collection's internal price list is fixed. Each year there are two main season collections. Budgeted revenues in a foreign currency, determined through internal price listings and a collection's budgeted sales volumes, are translated into Euro at a defined exchange rate for the calculations of an economic margin, which the hedging policy seeks to maintain. The hedging transactions normally relate to a period not exceeding two years and end when the related sales are collected. The unmatched amount of cash inflows and outflows, after netting of the inflows and outflows in the same currency in currencies other than Euro represents the economic currency risk exposure. In order to support its medium term operating strategies, mainly the realization of prices established for upcoming season collections, the Group hedges forecasted sales up to 100% based on of the expected volumes of sales at their corresponding fixed internal prices. Economic currency risk exposure is controlled and hedged through financial derivative instruments such as outright, spot, non deliverable forward and foreign exchange swap agreements and currency options ("zero cost collar").

> Translation currency risk. Many of the Group's subsidiaries are located outside the Euro zone. For the construction of a consolidated annual report, assets and liabilities denominated in a subsidiary's local currency are translated into Euros, the Group's functional currency. Changes in the Euro exchange rate against other currencies leads to a different value of net investments made by the holding company in the subsidiary. The arising translation differences are profit or losses that can affect company cash flows when there are withdrawals from a subsidiary for the purpose of the repatriation of funds, for examples through a dividend distribution or winding-up. These translation differences do not affect the consolidated profit and loss account as they are reflected in the Group's equity accounts. Therefore translation currency risk exposure is found in the net investments of the holding company in the foreign subsidiary. The Group's exposure is primarily in U.S. Dollars, British Pounds Sterling, Japanese Yen and Swiss Francs. Translation currency risk exposure is controlled and eventually hedged through the use of financial derivatives instruments, such as outright, spot and foreign currency swap agreements.

The fair value of the contracts listed below has been determined based on market quotations as of December 31, 2004. As of this date, in accordance with the provision of SFAS No. 133, the Company reported about Euro 1 million, net of tax effect, as a positive component of "Other comprehensive income".

 Foreign exchange risk instruments - Summary by notional and fair value amounts

Forward exchange contracts
(thousands of Euro)
		Notional amount by expected maturity			Fair value amount by expected maturity
Position	Currency	2005	2006	Total	2005	2006	Total
Purchaser	Gbp	2,251	-	2,251	2,210	-	2,210
Purchaser	USD	87,431	-	87,431	85,109	-	85,109
Purchaser	Chf	584	-	584	584	-	584
Purchaser	Jpy	246,899	-	246,899	239,865	-	239,865
Purchaser	Cad	413	-	413	414	-	414
Purchaser	Sek	388	-	388	388	-	388
Purchaser	Nok	3,193	-	3,193	3,169	-	3,169
Total		341,159	-	341,159	331,739	-	331,739

Vendor	Gbp	44,507	-	44,507	43,389	-	43,389
Vendor	USD	87,965	-	87,965	82,529	-	82,529
Vendor	Chf	29,259	3,317	32,577	29,076	3,288	32,364
Vendor	Sek	4,999	-	4,999	5,027	-	5,027
Vendor	Nok	12,104	1,227	13,331	12,075	1,216	13,291
Vendor	Dkk	7,454	-	7,454	7,454	-	7,454
Vendor	Jpy	357,238	-	357,238	347,952	-	347,952
Vendor	Cad	3,781	1,059	4,840	3,656	1,012	4,667
Vendor	Aud	2,650	-	2,650	2,664	-	2,664
Vendor	Brl	359	-	359	361	-	361
Total		550,316	5,603	555,920	534,182	5,515	539,698

Currency options ("zero cost collar")
(thousands of Euro)
		Notional amount by expected maturity			Fair value amount by expected maturity
Position	Currency	2005	2006	Total	2005	2006	Total

Vendor	Gbp	6,016	-	6,016	5,631	-	5,631
Vendor	USD	36,342	-	36,342	33,706	-	33,706
Vendor	Jpy	11,116	-	11,116	10,192	-	10,192
Total		53,474	-	53,474	49,529	-	49,529

b. Interest rate risk

The liquidity and cash needs for daily operations are managed through the use of financial assets and liabilities. Interest rate risk exposure arises from financial assets and liabilities that are sensitive to interest rate fluctuations. This exposure, due primarily to Euribor floating rate assets and liabilities, is assessed and managed through the use of financial derivatives such as interest rate swaps and forward rate agreements.

At the end of the year, the risk exposure on the liabilities side (essentially a floating-rate bond loan with maturity in 2005 for Euro 300 million and a floating-rate syndicated loan with maturity in 2007 for Euro 500 million) is partially hedged by interest rate swaps for a notional value of Euro 240 million taken out mostly in previous years.

> Sensitivity analysis. The following analysis sets out the sensitivity of the fair value of Benetton's financial instruments to selected changes in interest rates. Fair values represent the present value of forecasted future cash flows at the market rates. The sensitivity analysis has been presented to show the possible effect to relative fair value assuming a change of 10 basis points in zero coupon interest rate for all Benetton's financial instruments from their levels as of December 31, 2004, with all other variables held constant.
			Change in fair value at:
(thousands of Euro)	Carrying Amount	Fair Value	+10 b.p.	-10 b.p.
Long term debt:
- float	(804,969)	(809,204)	150	(150)
- fixed	(1,877)	(1,894)	3	(3)
Total	(806,845)	(811,099)	152	(153)

Interest Rate Swap:
- receive float / pay fixed	(251,790)	(8,464)	236	(237)

The notional amount of outstanding Interest Rate Swaps expiring between 2005 and 2008 is Euro 247 million.

 c. Financial credit risk

Credit risk is the possibility of a counterpart being unable to meet its obligations. In July 2003, the Company's Board of Directors approved a policy of investing surplus cash in order to limit and manage issuer credit risk (i.e. the risk of issuers failing to comply with their obligations). This policy permits investment in bank deposits, bonds (at fixed and floating rates) with a duration of less than three years, as well as in short-term bond or monetary funds. These instruments have to have an issuer rating of not less than "A-" from S&P or Fitch or "A3" from Moody's. Moreover, in order to avoid an excessive concentration of risk in a single issuer in the case of issuers with a rating of less than "AA" (or equivalent), the maximum amount that can be invested must not exceed 10% of the Group's total investment of liquid funds up to a maximum of Euro 20 million. As of December 31, 2004 the cash surplus for Euro 378 million was invested on bank deposits, Italian government bond and monetary fund. See Note 12 and 13 of our consolidated financial statements included in Item 18 of this Form 20-F.

d. Equity Market Risk

Benetton Group has no material equity investment.

e. Commodity Price Risk

The Group does not purchase raw materials on future markets.

Item 12: Description of Securities Other than Equity Securities. Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15: Controls and Procedures

> Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in this and other reports the Company files and submits under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, accumulated, summarized and communicated to the management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding the required disclosure. The management of the Company, with the participation of the chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act ) as of the end of the period covered by this annual report on Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures are effective to ensure that material information relating to Benetton and its consolidated subsidiaries was made known to them by others within Benetton and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared, and to ensure that such information could be recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC.

> Changes in internal controls. There has been no change in Benetton's internal control over financial reporting that occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, Benetton's internal control over financial reporting.

> Whistleblowers. The Company's Procedure for reporting complaints (whistleblowers) to the Internal Audit Committee was approved by the Benetton Group S.p.A. Audit Committee (see "Item 16A: Audit Committee Financial Expert") in June 2005. Any complaints can be sent to the Internal Audit Committee by sending an e-mail or an ordinary letter. The Company's Procedure for reporting complaints is available on our website at www.benetton.com and is filed as Exhibit 15.1 to this annual report on Form 20-F.

 Item 16A: Audit committee financial expert

In compliance with Exchange Act Rule 10A-3, the members of Benetton's Internal Audit Committee are non-executive, independent members of the Board of Directors, and all of such members have financial experience or knowledge in accounting principles. The Internal Audit Committee designed Mr. Giorgio Brunetti as the "financial expert" as required by Rule 10A-3. For further information about the Internal Audit Committee see "Item 6. Directors, Senior Management and Employees".

 Item 16B: Code of Ethics

The Code of Ethics was approved by the Board of Directors on September 11, 2003. The Code of Ethics adopted by Benetton applies to all of its employees, including the Chief Executive Officer and Chief Financial Officer, who is also the Company's principal accounting/control officer, and it incorporates the requirements of Italian Legislative Decree n.231 of June 8, 2001. Recipients of the Code are defined as the parties to whom the rules of such Code apply. They are identified as being members of the Board of Directors and the Board of Statutory Auditors and employees of all Group companies, together with all those who directly or indirectly, permanently or temporarily have dealings and relationships with the Group or, in any case, who are active in the pursuit of Group objectives.

The Code of Ethics is available on our website at www.benetton.com. Written copies of the Code of Ethics are available on request through our Investor Relations office.

Item 16C: Principal Accountant Fees and Services

The following table present the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2004 and by Deloitte in 2003 to Benetton Group.

Fiscal year	Currency used	Audit fees	Audit related fees	Tax fees	All other fees
2004	Euro	1,048,440	350,063	11,878	6,000
2003	Euro	1,166,013	157,574	219,777	3,232

PricewaterhouseCoopers S.p.A. has served as Benetton Group's independent auditor for the financial year ended December 31, 2004. Deloitte S.p.A. has served as Benetton Group' independent auditor for the financial years ended December 31, 2003 and 2002 for which audited financial statements appear in this annual report on Form 20-F. In May 2004 the Annual General Meeting of Benetton Group shareholders appointed PricewaterhouseCoopers S.p.A. as independent auditor for a three-year period ending December 31, 2006.

In compliance with Exchange Act Rule 1OA-1 the Internal Audit Committe has preapproved in advance all audit and non audit services provided by the auditor of the issuer. In carrying out this task, the Committee firstly analyzed that the services were not included in the prohibited activities as set forth in the section 1OA-g of the Exchange Act Rule. In addition, the Committee evaluated if the amount of the services fees could jeopardise the indipendence of the audit firm.

"Audit fees" include the audit of Benetton Group's annual financial statements and statutory audits.

"Audit related fees" include consultation concerning financial accounting and reporting matters not classified as audit and statutory auditors fees.

"Tax fees" include tax compliance, tax advice and tax planning other than those rendered in connection with the audit.

"Other fees" include other services billed for services that are permissible under applicable rules and regulations and consist primarly of consultancy services related to IT management.

Item 16D: Exemptions from the Listing Standards for Audit Committee. Not applicable

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers. Not applicable

PART III

Item 17: Financial Statements

Index

74 Reports of independent registered Public Accounting Firm

76 Consolidated balance sheet

as of December 31, 2003 and December 31, 2004

82 Consolidated statements of income

for the years ended December 31, 2002, December 31, 2003 and December 31, 2004

85 Statement of changes in shareholders' equity

for the years ended December 31, 2002, December 31, 2003 and December 31, 2004

86 Statement of changes in minority interests

for the years ended December 31, 2002, December 31, 2003 and December 31, 2004

87 Consolidated statement of cash flow

for the years ended December 31, 2002, December 31, 2003 and December 31, 2004

89 Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Benetton Group SpA

 We have audited the accompanying consolidated balance sheet of Benetton Group SpA and its subsidiaries as of 31 December 2004, and the related consolidated statements of income, of cash flows and of changes in shareholders equity for the year ended 31 December 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benetton Group SpA and its subsidiaries at 31 December 2004, and the results of their operations and their cash flows for the year ended 31 December 2004, in conformity with the Italian law governing consolidated financial statements and accounting principles generally accepted in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

 Treviso, Italy

June 28, 2005

 PricewaterhouseCoopers SpA

 /s/ Roberto Adami

Roberto Adami

(Partner)

REPORT OF INDEPENDENT PUBLIC Accounting Firm

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

 /s/ Deloitte & Touche S.p.A.

________________________

Treviso, Italy

March 31, 2004

(June 28, 2004, as to Note 30)

Consolidated balance sheet - Assets
				(thousands of Euro)
				12.31.2003	12.31.2004
A			Receivable from shareholders for payments not yet due	-	-

B			Fixed assets
	I		Intangible fixed assets
		1	start-up and expansion expenses	7,361	3,685
		3	industrial patents and intellectual property rights	1,491	1,099
		4	concessions, licenses, trademarks and similar rights	26,734	23,942
		5	goodwill and consolidation differences	90,078	90,285
		6	assets under construction and advances to suppliers	206	222
		7	other intangible fixed assets	105,155	90,200
			Total intangible fixed assets	231,025	209,433

	II		Tangible fixed assets
		1	real estate	540,099	590,184
		2	plant and machinery	87,343	79,498
		3	industrial and commercial equipment	1,206	884
		4	other assets	68,173	67,506
		5	assets under construction and advances to suppliers	17,019	3,724
			Total tangible fixed assets	713,840	741,796

	III		Financial fixed assets
		1	equity investments in:
			a. subsidiary companies	3,549	3,216
			b. associated companies	5	5
			d. other companies	16,960	1,895
			Total equity investments	20,514	5,116
		2	accounts receivable due from:
			d. third parties:
			- within 12 months	34,742	9,326
			- beyond 12 months	46,447	44,989
			Total accounts receivable	81,189	54,315
		3	other securities	9	223
			Total financial fixed assets	101,712	59,654
			Total fixed assets	1,046,577	1,010,883

C			Current assets
	I		Inventories
		1	raw materials, other materials and consumables	101,734	101,559
		2	work in progress and semi-manufactured products	53,147	57,558
		4	finished goods and goods for resale	78,422	96,099
		5	advances from customers	433	220
			Total inventories	233,736	255,436

	II		Accounts receivable
		1	trade receivables:
			- within 12 months	752,153	657,002
			- beyond 12 months	3,581	3,400
			Total trade receivables	755,734	660,402

		2	subsidiary companies	101	-
		3	associated companies	364	351

		4	parent company
			- within 12 months	447	405
			- beyond 12 months	-	32,283
			Total parent company	447	32,688

		4 bis	taxes:
			- within 12 months	26,004	39,592
			- beyond 12 months	2,479	2,052
			Total taxes	28,483	41,644

		4 ter	deferred tax assets	202,250	182,624

		5	other receivables:
			- within 12 months	41,061	26,425
			- beyond 12 months	2,602	6,701
			Total other receivables	43,663	33,126

		6	assets due to be sold	8,088	7,840
			Total accounts receivable	1,039,130	958,675

	III		Financial assets not held as fixed assets
		6	other securities	27,289	117,879
		7	other financial receivables	34	209
		8	differentials on forward transactions within 12 months	10,000	6,857
			Total financial assets not held as fixed assets	37,323	124,945

	IV		Liquid funds
		1	bank and post office deposits	265,024	200,175
		2	checks	59,503	59,594
		3	cash in hand	308	427
			Total liquid funds	324,835	260,196
			Total current assets	1,635,024	1,599,252

D			Accrued income and prepaid expenses	15,842	13,367
TOTAL ASSETS				2,697,443	2,623,502

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet - Liabilities and Shareholders' equity
				(thousands of Euro)
				12.31.2003	12.31.2004
A			Shareholders' equity
	I		Share Capital	236,026	236,026
	II		Additional paid-in capital	56,574	56,574
	III		Revaluation reserves	22,058	22,058
	IV		Legal reserve	32,240	47,210
	VII		Other reserves	719,089	745,378
	IX		Net income for the year	107,874	123,074
			Group interest in shareholders' equity	1,173,861	1,230,320

			Minority interests	12,799	6,840
			Total shareholders' equity	1,186,660	1,237,160

B			Reserves for risks and charges
		2	taxes, including deferred	3,039	46
		3	other	39,334	50,944
			Total reserves for risks and charges	42,373	50,990

C			Reserve for employee termination indemnities	49,774	51,518

D			Accounts payable
		1	bonds:
			- within 12 months	-	300,000
			- beyond 12 months	300,000	-
			Total bonds	300,000	300,000

		4	due to banks:
			- within 12 months	35,388	20,965
			- beyond 12 months	501,739	500,710
			Total due to banks	537,127	521,675

		5	due to other lenders:
			- within 12 months	5,835	9,652
			- beyond 12 months	22,364	18,218
			Total due to other lenders	28,199	27,870

		6	advances from customers	2,715	1,611

		7	trade payables:
			- within 12 months	317,292	281,066
			- beyond 12 months	101	-
			Total trade payables	317,393	281,066

		8	securities issued within 12 months	1,080	1,408
		9	due to subsidiaries	2,630	2,684
		10	due to associated companies	5	-

		11	due to parent company:
			- within 12 months	11,005	51
			- beyond 12 months	-	18,664
			Total due to parent company	11,005	18,715

		12	due to tax authorities:
			- within 12 months	149,440	31,251
			- beyond 12 months	-	59
			Total due to tax authorities	149,440	31,310

		13	due to social security and welfare institutions	8,931	9,210

		14	other payables:
			- within 12 months	40,427	49,871
			- beyond 12 months	604	19,936
			Total other payables	41,031	69,807
			Total accounts payable	1,399,556	1,265,356

E			Accrued expenses and deferred income
		1	accrued expenses and deferred income	19,080	18,478
			Total accrued expenses and deferred income	19,080	18,478
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY				2,697,443	2,623,502

Memorandum accounts
				(thousands of Euro)
				12.31.2003	12.31.2004
Fiduciary guarantees granted
	Guarantees			2,786	136,488

Commitments
	Sale commitments			1,950	-
	Purchase commitments			6,895	116

Other
	Currency to be sold forward			581,088	609,394
	Currency to be purchased forward			278,267	341,158
	Notes presented for discount			1,725	15
TOTAL MEMORANDUM ACCOUNTS				872,711	1,087,171

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of income
			(thousands of Euro)
			2002	2003	2004
A		Value of production
	1	Revenues from sales and services	1,991,823	1,858,983	1,686,351
	2	Change in work in progress, semi-manufactured products and finished goods	(9,872)	(35,603)	22,811
	4	Own work capitalized	865	750	2,134
	5	Other revenues and income	44,540	55,868	51,345
		Total value of production	2,027,356	1,879,998	1,762,641

B		Production costs
	6	Raw materials, other materials, consumables and goods for resale	557,222	487,048	452,168
	7	External services	709,530	657,767	620,579
	8	Leases and rentals	86,932	90,870	89,728

	9	Payroll and related costs:
		a. wages and salaries	182,991	157,289	159,172
		b. social security contributions	49,565	45,715	44,599
		c. employee termination indemnities	9,706	8,858	8,555
		e. other costs	909	1,531	1,328
		Total payroll and related costs	243,171	213,393	213,654

	10	Amortization, depreciation and write-downs:
		a. amortization of intangible fixed assets	66,434	42,916	40,894
		b. depreciation of tangible fixed assets	66,431	60,741	58,671
		c. other write-downs of fixed assets	15,877	16,129	13,332
		d. write-downs of current receivables and of liquid funds	23,061	48,430	39,241
		Total amortization, depreciation and write-downs	171,803	168,216	152,138

	11	Change in inventories of raw materials, other materials, consumable materials and goods for resale	(2,245)	6,828	405
	12	Provisions for risks	16,502	11,888	6,897
	13	Other provisions	25,681	11,085	25,668
	14	Other operating costs	38,911	28,709	22,278
		Total production costs	1,847,507	1,675,804	1,583,515
		Difference between production value and costs	179,849	204,194	179,126

C		Financial income and expenses
	15	Income from equity investments	842	4,042	375
	16	Other financial income:
		a. from receivables held as financial fixed assets other companies	692	1,945	852
		b. from securities held as financial fixed assets not representing equity investments	1,961	-	-
		c. from securities included among current assets not representing equity investments	1,988	795	1,099
		d. financial income other than the above:
		- from subsidiary companies	130	81	-
		- from others	28,328	26,102	20,141
		Total financial income other than the above	28,458	26,183	20,141
		Total other financial income	33,099	28,923	22,092

	17	Interest and other financial expenses:
		- from subsidiary companies	-	49	-
		- from others	78,121	64,767	48,631
		Total interest and other financial expenses	78,121	64,816	48,631

	17 bis	Gains/(losses) on exchange rate differences	8,606	9,652	114
		Total financial income and expenses	(35,574)	(22,199)	(26,050)

D		Adjustments to financial assets
	18	Revaluations:
		c. of securities included among current assets not representing equity investments	26	-	2

	19	Write-downs:
		a. of equity investments	11	261	213
		c. of securities included among current assets not representing equity investments	11	53	16
		Total write-downs	22	314	229
		Total adjustments to financial assets	4	(314)	(227)

E		Extraordinary income and expenses
	20	Income:
		- gains on disposals	1,095	2,870	24,157
		- other	9,583	10,369	15,142
		Total income	10,678	13,239	39,299

	21	Expenses:
		- losses on disposals	1,555	1,902	4,095
		- taxes relating to prior years	1,736	10,916	642
		- other	102,675	16,784	23,076
		Total expenses	105,966	29,602	27,813
		Total extraordinary income and expenses	(95,288)	(16,363)	11,486
		Results before income taxes	48,991	165,318	164,335

	22	Taxes on income for the year, deferred income and expenses	57,243	56,399	41,754
		Income/(Loss) before minority interests	(8,252)	108,919	122,581

		Income/(Loss) attributable to minority interests	(1,609)	(1,045)	493
	23	Net income/(loss) for the year	(9,861)	107,874	123,074

The accompanying notes are an integral part of the consolidated financial statements.

Statement of changes in shareholders' equity
(thousands of Euro)	Share capital	Additional paid-in capital	Surplus from monetary revaluations of assets	Other reserves and retained earnings	Translation differences	Net income/ (loss) for the year	Total
Balance as of December 31, 2001	236,026	56,574	22,058	762,755	15,213	148,077	1,240,703
Allocation of 2001 net income to reserves	-	-	-	148,077	-	(148,077)	-
Dividends distributed, as approved at the ordinary shareholders' meeting on May 14, 2002	-	-	-	(74,439)	-	-	(74,439)
Translation differences arising from foreign financial statements	-	-	-	-	(15,830)	-	(15,830)
Net income/(loss) for the year	-	-	-	-	-	(9,861)	(9,861)
Balance as of December 31, 2002	236,026	56,574	22,058	836,393	(617)	(9,861)	1,140,573
Loss for 2002 brought forward	-	-	-	(9,861)	-	9,861	-
Dividends distributed as approved at the ordinary shareholders' meeting on May 12, 2003	-	-	-	(63,546)	-	-	(63,546)
Translation differences from conversion of foreign financial statements	-	-	-	-	(11,040)	-	(11,040)
Net income for 2003	-	-	-	-	-	107,874	107,874
Balance as of December 31, 2003	236,026	56,574	22,058	762,986	(11,657)	107,874	1,173,861
Income for 2003 brought forward	-	-	-	107,874	-	(107,874)	-
Dividends distributed as approved at the ordinary shareholders' meeting on May 12, 2004	-	-	-	(68,992)	-	-	(68,992)
Translation differences from conversion of foreign financial statements	-	-	-	-	2,377	-	2,377
Net income for 2004	-	-	-	-	-	123,074	123,074
Balance as of December 31, 2004	236,026	56,574	22,058	801,868	(9,280)	123,074	1,230,320
The accompanying notes are an integral part of the consolidated financial statements.

Statement of changes in minority interests

(thousands of Euro)	Capital and reserves	Net income	Total
Balance as of December 31, 2001	12,908	2,245	15,153
Allocation of 2001 net income	2,245	(2,245)	-
Acquisition of investments/share capital increase	569	-	569
Deconsolidation of companies	(1,646)	-	(1,646)
Dividends distributed	(412)	-	(412)
Translation differences	(493)	-	(493)
Net income for the year	-	1,609	1,609
Balance as of December 31, 2002	13,171	1,609	14,780
2002 income brought forward	1,609	(1,609)	-
Acquisition of investments/share capital increase	(1,337)	-	(1,337)
Dividends distributed	(761)	-	(761)
Translation differences	(928)	-	(928)
Net income for 2003	-	1,045	1,045
Balance as of December 31, 2003	11,754	1,045	12,799
2003 income brought forward	1,045	(1,045)	-
Acquisition of investments/share capital increase	(5,355)	-	(5,355)
Dividends distributed	(422)	-	(422)
Translation differences	311	-	311
Loss for 2004	-	(493)	(493)
Balance as of December 31, 2004	7,333	(493)	6,840

Consolidated statement of cash flow for the years ended December 31, 2002, December 31, 2003 and December 31, 2004
	(thousands of Euro)
	2002	2003	2004
Cash flow from operating activities
Income/(Loss) before minority interests	(8,252)	108,919	122,581
Depreciation and amortization	132,865	103,657	99,565
Amortization of deferred charges on medium/long-term loans	345	363	359
Provision for doubtful accounts and other non-monetary charges	34,927	58,350	46,246
Provision for contingencies	39,118	18,167	30,200
Provision for income taxes	57,243	56,399	41,754
Losses/(Gains) on disposal of assets, investments, net	105,041	26,493	159
Payment of termination indemnities and use of other reserves	(12,680)	(45,275)	(28,931)
Payment of taxes	(112,021)	(71,442)	(35,627)
Payment of substitute tax (1)	-	-	(124,514)
Change in accounts receivable	(297)	(5,078)	56,820
Change in other operating receivables	17,693	(22,885)	4,488
Change in inventories	10,201	42,683	(15,245)
Change in accounts payable	(40,521)	(16,001)	(54,904)
Change in other operating payables and accruals	21,387	(2,532)	1,520

Net cash provided by operating activities	245,049	251,818	144,471

Cash flow from investing activities
Purchase of new subsidiaries	(627)	(3,526)	(21,607)
Purchase of tangible fixed assets	(94,322)	(104,447)	(114,898)
Investments in intangible fixed assets	(74,244)	(46,091)	(37,081)
Investments in available for sale securities (2)	-	-	(117,879)
Sales of tangible fixed assets	11,930	38,378	55,134
Disposal of intangible fixed assets	7,830	103,065	7,134
Net change in investment-related receivables and payables	(7,187)	2,511	28,597
Purchase of equity investments	-	(15,000)	-
Sale of equity investments	2,535	3,854	15,167
(Increase)/Decrease in guarantee deposits and treasury shares	(6,119)	(27,232)	25,267

Net cash used in investing activities	(160,204)	(48,488)	(160,166)

Cash flow from financing activities
Change in shareholders' equity	563	245	1,960
Payment of dividends	(74,852)	(64,307)	(69,414)
Change in short-term borrowing	(96,744)	(83)	(10,721)
Proceeds from issuance of long-term debt	350,000
Repayment of medium/long-term debt	(315,762)	(55,710)	(1,554)
Change in securities held as fixed assets	70,222	-	8
Change in medium/long-term debt/financial receivables with
Group companies	-	1,304	58
Increase in medium/long-term financial receivables	(20,255)	(25,248)	(8,916)
Decrease in medium/long-term financial receivables	12,621	7,128	9,034
Change in lease financing	6,013	(3,070)	(3,057)
Net cash provided (used) by financing activities	(68,194)	(139,741)	(82,602)

Effect of translation adjustments	13,118	14,930	6,830
Net increase (decrease) in cash and cash equivalents	29,769	78,519	(91,467)

Cash and cash equivalents of newly acquired and
disposed of subsidiaries, net	(2)	(6,523)	77
Effect of translation adjustments on cash
and cash equivalents	(3,061)	(3,840)	(572)
Cash and cash equivalents at the beginning of the year	257,296	284,002	352,158
Cash and cash equivalents at the end of the year	284,002	352,158	260,196

Supplementary disclosures of cash flow information:
Cash paid during the year for interest expense	61,132	66,574	48,944

(1) Substitute tax is associated with the corporate reorganization (occurred in 2003) and fully paid in 2004
(2) Includes temporary highly liquid investments mainly, in treasury bonds purchased with an original maturity more than three months.
The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

The consolidated financial statements have been prepared in conformity with chapter III of Legislative Decree no. 127 of April 9, 1991, which implemented the EC VII Directive in Italy.

The notes to the consolidated financial statements explain, analyze and, in some cases, supplement the data reported on the face of the financial statements and include information required by article 38 and other provisions of legislative decree no. 127/1991. Additional information is also provided in order to present a true and fair view of the financial and operating position of the Group, even where this is not required by specific legislation.

In order to assist the reader of financial statements in understanding Benetton's financial performance during the three year period ended December 31, 2004, the Group has presented in Appendix 3 the consolidated statements of income for each of the three years in the period ended December 31, 2004 and in Appendix 2 the consolidated balance sheets as of December 31, 2003 and December 31, 2004 in a format consistent with an international criteria for financial analysis.

The statement of income and balance sheet for 2004 has been drawn up incorporating changes required by the reform of company law (legislative decree no. 6 of January 17, 2003 and subsequent amendments and additions) as illustrated in the relative paragraph.

Unless otherwise specified, amounts indicated in these notes are expressed in thousands of Euro.

1. Activities of the Group

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (collectively the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sportswear and leisure goods. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas marketing is carried out through an extensive sales network both in Italy and abroad, consisting mainly of stores owned by third parties.

2. Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of December 31, 2004 of Benetton Group S.p.A., the Parent Company, and all the Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. They also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.

The companies included within the scope of consolidation are listed Appendix 1.

Financial statements utilized for the consolidation are those prepared for approval at the shareholders' meetings of the individual companies.

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

b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a) above, is allocated, where applicable, to the assets of the subsidiary. Any excess arising upon consolidation, described as "consolidation difference", is entered in assets in "Goodwill and consolidation differences".

Negative differences are classified within the "Reserve for future risks and charges arising on consolidation" if they reflect expected future losses; otherwise, they are classified as part of the "Consolidation reserve" within shareholders' equity.

Goodwill is amortized over its estimated useful life, which is ten years.

c. Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

d. The minority shareholders' interest in shareholders' equity and the results for the year of consolidated subsidiaries are classified separately as "Minority interests" in the consolidated balance sheet and as "Income attributable to minority interests" in the consolidated income statement.

e. The financial statements of foreign subsidiaries are translated into Euro using year-end exchange rates for balance sheet items and average exchange rates for the year for income statement items.

Differences arising from the translation into Euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity.

4. Accounting policies and valuation criteria

These have been adopted in observance of article 2426 of the Italian Civil Code, also taking account of accounting principles prepared by the Italian Accounting Profession and, in the absence thereof, those issued by the International Accounting Standards Board (IASB).

> Intangible fixed assets. These are recorded at purchase or production cost, including related charges. The value of these assets may be subject to revaluation in accordance with statutory regulations.

One method for determining the value of intangible fixed assets is to allocate the excess price derived from investments acquired or other company transactions. This type of allocation is used for excess prices paid for trademarks acquired under these types of operation, on the basis of an independent appraisal.

Intangible fixed assets are written down in cases where, regardless of the amortization accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

Book value is systematically amortized on a straight-line basis in relation to the residual useful economic lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

Normally, amortization periods for trademarks fluctuate between fifteen and twenty-five years, while patents are amortized over three years. Goodwill and consolidation differences are amortized over ten years. Leasehold improvements costs are amortized over the duration of the lease contract. Start-up and expansion expenses and other deferred charges are mostly amortized over five years.

> Tangible fixed assets. These are recorded at purchase or production cost, revalued where required or permitted by statutory regulations. Cost includes related charges and direct and indirect expenses reasonably attributable to the individual assets. Tangible fixed assets are written down in cases where, regardless of the depreciation accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such write-downs no longer apply. Ordinary maintenance costs are fully expensed as incurred. Improvement expenditure is allocated to the related assets and depreciated over their residual useful lives.

Depreciation is calculated systematically on a straight-line basis using rates considered to reflect the estimated useful lives of the assets. In the first year such assets enter into service, these rates are halved in consideration of their shorter period of use.

The depreciation rates applied by consolidated companies are as follows:
Real estate	2% - 3%
Plant and machinery	8% - 25%
Industrial and commercial equipment	10% - 25%

Other tangible fixed assets:
- office and store furniture, furnishings and electronic machines	10% - 25%
- vehicles	20% - 25%
- aircraft	6%

In order to incorporate the changes required by the reform of company law (legislative decree no. 6 of January 17, 2003 and subsequent amendments and additions) in the statutory financial statements of Italian Group companies, eliminations have been made of tax-based adjustments resulting from accelerated depreciation made in prior years, by allocating past income effects to extraordinary income and the relative tax effects to extraordinary expenses. These impacts have been reversed in the consolidated financial statements where they had already been eliminated in previous years.

Assets acquired under finance leases are stated at their fair value at the start of the lease and the capital portion of the lease installments is recorded as a liability to the leasing company.

> Impairment of assets. Long-lived assets are subject to impairment tests when circumstances indicate that a permanent impairment may exist. In determining whether permanent impairments exist, the Company groups its assets at the country level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its fair value, which is generally measured based on discounted cash flows, an impairment loss is recognized in an amount equal to the difference.

> Financial fixed assets. Investments in subsidiaries not consolidated on a line-by-line basis, because no longer operative or in liquidation at the date of the financial statements, together with those in associated companies, are valued at cost on an equity basis, eliminating the Group's share of any unrealized intercompany profits, where significant.

The difference between cost and shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation principles.

Equity investments of less than 20% in other companies are stated at cost, which is written down where there is a permanent loss in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

Receivables included among financial fixed assets are stated at their estimated realizable value.

Other securities in fixed assets are entered at cost, adjusted for issue and dealing discounts. This cost is written down for any lasting losses of value.

> Inventories. Inventories are stated at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to their net realizable value.

> Accounts receivable. These are recorded at their estimated realizable value, net of appropriate reserves for doubtful accounts determined on a prudent basis. Any medium/long-term receivables that include an implicit interest component are discounted using a suitable market rate.

Receivables discounted without recourse, for which the insolvency risk is transferred to the acquirer, are reversed in the financial statements at their nominal value. Commission paid to the factoring company for the service is included in expenses for financial services.

> Other securities not held as fixed assets. These securities are stated at the lower of purchase cost and market value; the original value of these investments is reinstated in future accounting periods, should the reasons for such write-downs no longer apply.

Securities acquired subject to resale commitments are recorded at cost and classified among other securities not held as fixed assets. The difference between the spot and forward prices of such securities is recognized in the period to which it relates over the duration of the contract.

> Accruals and deferrals. These are recorded to match costs and revenues in the accounting periods to which they relate.

> Reserves for risks and charges. An estimated loss from a loss contingency is accrued by a charge to income if both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and that one or more future events will occur confirming the fact of the loss and (ii) the amount of loss can be reasonably estimated.

> Reserve for employee termination indemnities. In accordance with Italian Severance Pay Statutes, the company is registered to record an indemnity liability for severance of employment. This liability accrues during the employment relationship and payment of the employee severance benefit is due immediately upon termination of employment. The amount due is calculated in accordance with local civil and labor laws based on the employee's length of service, employment category and remuneration. The liability is adjusted annually accounting for a cost of living index, which is determined by the Italian Government. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet represents the amount that the employee would be entitled to if the employment had been terminated at the balance sheet date.

> Accounts payable. These are stated at face value. The implicit interest component which is included in medium/long-term debt is recorded separately using a suitable market rate.

> Transactions in foreign currencies. Transactions in foreign currencies are recorded using the exchange rates in effect at the transaction dates. Exchange gains or losses realized during the year are included in the consolidated statement of income.

As of the date of the financial statements, the Group companies adjust receivables and payables in foreign currency to the exchange rates ruling at the year end, booking all resulting gains and losses to the income statement. Exchange gains or losses incurred on forward contracts opened to hedge receivables and payables are booked to the income statement; the discount or premium on these contracts is recorded on an accrual basis.

The value of forward contracts, other than those hedging specific foreign currency assets and liabilities, is restated at year-end with reference to the differential between the forward exchange rates applicable to the various types of contract at the balance-sheet date and the contracted forward exchange rates; the net result of this comparison is charged to the statement of income.

> Fair value of financial instruments. Financial instruments consist primarily of investments in cash, marketable securities, accounts receivables, accounts payable, debt obligations, forward exchange contracts, interest rate swap agreements and currency option (zero cost collar).

Fair value of forward exchange contracts and interest rate swaps are discussed in Note 30. The carrying value of remaining financial instruments approximates fair value due to the short-term and/or variable rate nature of these instruments.

> Concentrations of credit risk. Concentration of credit risk with respect to trade account receivables is limited due to the large number of customers comprising the Group's customer base and their break-down among many different geographical locations. The Group is exposed to credit risk with respect to other financial instruments (as defined in the previous paragraph) in the event of non-performance by their counterparts to these financial instruments, which are major financial institutions. Management believes the risk of incurring material losses related to this credit risk is remote since the Group used major financial institutions as counterparts. See comments on the credit risk policy in Item 11.

> Revenue recognition. Sales are recorded net of VAT (Value-Added Tax) and specific sales taxes. Revenue arise almost from sales of finished goods. Sales are recognised when the significant risks and rewards related to the ownership of the goods have been transferred to the buyer. This means that the sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery. Revenue for stores directly managed by the Group is recognised when the customer receives and pays for the merchandise at the register with either cash or credit card.

> Expense recognition. Expenses are recorded on accrual basis.

> Stock-based compensation There is no specific accounting principle or established method for accounting for stock option plans. Stock option plans are not recorded within the financial statements; only a narrative disclosure is provided. The Group records stock-based compensation such as awards of stock options as an issuance of stock when an employee exercises the options.

> Income taxes. Current income taxes are provided on the basis of a reasonable estimate of the tax liability for the year, in accordance with applicable local regulations.

Italian companies of the Group are participating in a national tax consolidation according to articles 117 et seq. of the Tax Code DPR 917/86 based on a proposal by the consolidating parent company Edizione Holding S.p.A. which exercised the option for this ruling on December 30, 2004.

The duration of the option is three years starting from the 2004 fiscal year.

Relationships arising from participation in the consolidation are governed by specific rules approved and signed by all participating companies.

This participation enables the Companies to identify, and then transfer, current taxes, even when the taxable result is negative, with a receivable from Edizione Holding S.p.A. as the counter entry. On the other hand, if the taxable result is positive, current taxes have a payable to the parent company Edizione Holding S.p.A. as the counter entry.

The relationship between the parties, governed by a contract, provides for the recognition by all of the amount calculated based on the fiscal losses and profits transferred at current IRES (corporation tax) rates.

Moreover, the net total of prepaid and deferred tax is recorded.

Deferred tax assets relate to costs and expenses not yet deductible at year-end, to consolidation adjustments and to the benefit of accumulated tax losses carrying forward; deferred tax assets are recognized when there is a high degree of certainty that they can be recovered in the future.

Deferred tax liabilities refer to transactions where taxation is deferred to future years, such as gains on the disposal of tangible and intangible fixed assets or consolidation adjustments arising from the reversal of accelerated depreciation or lease transactions recorded as finance leases.

Deferred tax assets are adjusted to take account of the reasonable certainty of their recovery.

5. Supplementary information

> Accounting treatment of the business transfers in the consolidated financial statements. The businesses transferred by the Benetton Group S.p.A. to three Italian companies in December 2003 involved transferring assets and liabilities on the basis of a valuation carried out by expert appraisers in accordance with art. 2343 of the Italian Civil Code.

The assets transferred mainly consisted of trademarks and patents, licenses and software, real estate, plant and machinery and IT equipment.

The expert appraisal recalculated the residual useful life of the assets and gave each of them a value, which resulted in a significant capital gain for the transferor in the financial statements to December 31, 2003, which, reassessed for tax purposes, was subject to the 19% flat-rate substitute tax as per arts. 1 and 4.2 of D. Lgs. 358/1997.

The accounting treatment of this operation had the following impact on the consolidated financial statements:

(a) elimination of the intercompany gain on transfer and reallocation of the pre-contribution values to the various assets and related reserves;

(b) elimination of the depreciation and amortization charged on the new higher values in the transferee companies; and

(c) recalculation of depreciation and amortization on the basis of the assets' historical costs and adjustment of their residual useful life to that established for the financial statements of the transferee companies.

The substitute tax will make it possible to deduct the depreciation and amortization on these capital gains for tax purposes in future years. This tax was paid in the first half of 2004. According to Accounting Principle no. 25 issued by the Italian Accounting Profession, elimination of the intercompany gains in the consolidation will give rise to timing differences between the post-elimination asset values in the consolidated financial statements and the corresponding values shown in the statutory financial statements of the transferee companies, in which deferred tax assets have been booked.

These deferred tax assets have been calculated by applying the current tax rate to the said timing differences, given that it is reasonably certain that they will be recoverable in future years by earning sufficient taxable income, as reflected in the Company's forecasts.

The Killer Loop brand, on the other hand, was transferred at fair value, based on an appraisal. Such value was lower than the book value. The expert appraisers chose the "market royalty rate" as their main method of valuation as this was considered the most prudent, even if it does not necessarily represent the value that could be obtained by selling the brands (market value). As pointed out in this appraisal, different methods of valuation can lead to quite different values; in fact, the appraisers used "enterprise value" as a control method to assess the economic sustainability of the values indicated by the main valuation method. Under this method, the value of the Killer Loop brand and related goodwill as shown in the financial statements were confirmed and the expected cash flows were not at risk of impairment.

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

> Statement of cash flows. The statement of consolidated cash flows have been reclassified from the original Italian statutory presentation in order to provide information by type of flow and activity as required by SFAS 95. All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

> Reform of company law. The statement of income and balance sheet have been drawn up incorporating changes required by the reform of company law (legislative decree no. 6 of January 17, 2003 and subsequent amendments and additions), which required some changes to the consolidated financial statements relative to the financial statements; in particular in accordance with art. 2423 ter, paragraph 5, the following items were reclassified as of December 31, 2003 to put them on a like basis and comparable with those at December 31, 2004:

- C 4 bis "Taxes";

- C 4 ter "Deferred tax assets";

- C 17 bis "Gains/(losses) on exchange rate differences";

- Information on receivables and payables, which must be analyzed by geographic area.

> Adoption of International Financial Reporting Standards (IFRS)

Development of the relative regulatory framework.

European Community regulation (EC) 1606/2002, implemented by the Italian legislature through law 306/2003, requires companies quoted in regulated European markets to adopt IFRS in the preparation of consolidated financial statements as from January 1, 2005. The Italian government subsequently approved, on February 28, 2005, the legislative decree to activate the options provided by article 5 of EC regulation 1606/2002, which made application of IFRS to financial statements of quoted companies optional for the 2005 financial year and mandatory as from the 2006 financial year. For the 2005 financial year, the Benetton Group has chosen to apply IFRS to the consolidated financial statements.

IFRS and related interpretations existing on September 14, 2002, with the exception of IAS 32 and 39, were ratified by the European Commission by the adoption of Regulation 1725 of September 29, 2003. In 2004, the European Commission adopted a series of Regulations to ratify international accounting standards published and revised subsequently. In particular, the following Regulations were issued:

- no. 707 of April 6, 2004, which ratified IFRS 1 "First-time adoption of International Financial Reporting Standards";

- no. 2086 of November 19, 2004, which ratified IAS 39, with some limitations;

- nos. 2236, 2237 and 2238 of December 29, 2004, which ratified IAS 32, IFRIC 1, other standards revised by the IASB and new IFRS issued in March 2004;

- no. 211 of February 4, 2005, which ratified IFRS 2.

The transition to IFRS for Benetton Group.

The transition to IFRS will be accounted for following the rules stated in IFRS 1, First Time Application of International Accounting Standards, and any transition effects will be recorded through an adjustment to opening retained earnings as January 1, 2004. This date has been determined as Benetton Group's date of transition to IFRS. The first annual consolidated financial statements of the Benetton Group that will be prepared in accordance with IFRS will be those for the year ending December 31, 2005.

The Group intends to adopt IFRS as of its consolidated interim report for the period ending June 30, 2005. This interim consolidated financial information will include the reconciliations between the Group's present accounting principles and IFRS as required by IFRS 1 and will be prepared in accordance with IAS 34, Interim Financial Reporting. Comparative figures for 2004 will be restated.

For the purposes of the adjustment of the opening balance sheet at the transition date and of subsequent consolidated financial statements, the Benetton Group will adopt the following options stated in IAS 1, Presentation of Financial Statements:

- in the balance sheet, assets and liabilities will be presented according to the criterion which divides assets and liabilities in current and non-current;

- the income statement will be classified based on the nature of expenses.

With reference to the optional exemptions set out in IFRS 1, the following choices will be applied:

Business combinations Benetton Group has chosen to apply the exemption allowed by IFRS 1 and will not restate previous business combinations. IFRS 3 will be adopted on a prospective basis from January 1, 2004.

Fair value or revaluation as deemed cost - IFRS 1 allows the assumption of fair value or, if certain requirements are met, revalued cost. The Benetton Group is not applying this exemption since it has adopted the method of cost less cumulated depreciation for the valuation of tangible and intangible assets.

Cumulative Translation differences - IAS 21 states that the differences arising from conversion of the financial statements of a foreign consolidated operation are classified as a separate component of shareholders' equity, which is transferred to the income statement when the subsidiary will be disposed. The Group has adopted the exemption granted by IFRS 1 to apply IAS 21 on a prospective basis, assuming that, at the date of transition to IFRS, the cumulative translation differences for all foreign operation are deemed to be zero.

Compound financial instruments - IAS 32 states that, where there are compound financial instruments, the liability and shareholders' equity components must be separated. IFRS 1 allows the non-separation of the two components if the liability element no longer exists at the transition date. The Benetton Group does not hold any compound financial instruments at the transition date.

Financial instruments accounted for in accordance with previous standards - IAS 32 and 39 apply to annual financial statements of financial years commencing as from January 1, 2005. The Benetton Group intends to apply this standard on a prospective basis as from January 1, 2004.

Designation of financial instruments as "instruments valued at fair value with variations attributed directly to the statement of income" or as "available for sale" - IAS 39 allows inclusion of a financial instrument at the time of its recognition either in the category "financial assets and liabilities at fair value through profit and loss" or in the category " available for sale financial assets". IFRS 1 allows these designations to be made at the date of transition to IFRS, and the Benetton Group will apply this exemption.

Derecognition of financial assets and liabilities - IFRS 1 allows a fist-time adopter to apply the derecognition requirements in IAS 39 prospectively for transactions occurring on or after 1 January 2004. The Benetton Group does not have any cases which would lead to adoption of the exemption in question.

Share-based payments - IFRS 2 "Share-based payments" applies to annual financial statements of years commencing as of or after January 1, 2005, however its early adoption is encouraged and Benetton Group intends to apply the standard on a prospective basis from January 1, 2004.

The following areas represent the preliminary idenfied differences based on management's analysis and have not been subjected to audit or review by Benetton Group's independent accountants:

Tangible assets

In the past some categories of tangible assets were subjected to monetary revaluations, as permitted by Italian and Spanish law. The amount of the revaluation will be written off from the value of the asset at the transition date.

Intangible assets

Start-up costs previously capitalized in accordance with Italian GAAP will be written off at the transition date because they do not qualify for recognition according to IAS 38.

Termination indemnity liabilities

Italian accounting principles require the liability for "TFR" to be shown at nominal value, calculated according to the provisions of the Italian Civil Code, whereas, according to IFRS, the "TFR" falls within the category of defined benefit plans as provided in IAS 19 and should be accounted for considering actuarial calculations of the expected future liability.

Operating leases

Lease payments under an operating lease shall be recognized on a straight-line basis over the lease term according to IAS 17. The Benetton Group has entered into operating lease contracts in the USA and UK with increasing lease payments. Benetton Group will equalize these installments into constant amounts in accordance IAS 17.

Fair value of exchange rate hedges (IAS 39)

The impact of mark-to-market valuation of exchange rate hedging instruments for forecast sale transactions will be included in shareholders' equity, whereas in accordance with accounting principles applied to date, they have been charged to the profit for the year. The standard allows for hedge accounting only if certain criteria are met, e.g. documentation, linking with exposure and effectiveness testing.

Fair value of derivative instruments on interest rates (IAS 39)

The Benetton Group holds Interest Rate Swaps (IRS) to manage interest rate exposure. Under Italian accounting principles, IRS satisfy the requirements of hedging instruments, and therefore the difference between interest paid and received is attributed directly to the relevant statement of income. The derivative instruments in question do not satisfy all the requirements of IAS 39 to allow hedge accounting and therefore will be valued at fair value and reported in the income statement.

Leasehold improvements

Leasehold improvements will be reclassified from intangible to tangible fixed assets and depreciated over the lower of their estimated useful life or the term of the lease contract to which they refer.

Stock options

IFRS 2 considers stock options to be in the category of "share-based payments". An estimated cost for the granted instruments, based on the instruments fair value at grant date, shall be charged to the income statement over the vesting period.

Impairment test

In the presence of trigger events IFRS require an impairment test for company assets to ensure that their carrying amounts do not exceed their recoverable amounts. The Benetton Group is proceeding with the identification of Cash-Generating Units (CGUs) and establishing guidelines to allocate values and flows to these CGUs.

Available-for-sale financial assets

Investments of liquidity in securities will be reclassified into the category foreseen in IAS 39 "Available-for-sale financial assets". Changes in fair value will be directly posted to equity until the sale of the assets.

Business combinations

According to IFRS 3 the goodwill shall not be amortized but submitted annualy to impairment test. This requirement will have a limited impact on the Benetton Group, since the amounts currently booked as "Goodwill" in the consolidated financial statements prepared in accordance with Italian GAAP refer mainly to payments for surrender of leases for acquisitions on a lease basis of properties for use as stores. These lease surrender payments will be amortized over the term of the lease contract with the exception of French and Belgian "Fonds de commerce", which will be amortized over 20 years.

Other information

6. Purchase of subsidiary companies, disposal of associated companies, Group's restructuring activities and other information

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

> 2003. In January 2003 the Benetton Group reached an agreement with the Tecnica group for the sale of the business relating to the Nordica brand. The sale took effect from February 1, 2003. The overall price for the transaction was determined from a valuation of all the components comprising the business. The value of intellectual property alone, including the Nordica trademark, was fixed at Euro 38 million. Collection will take place in six-monthly installments bearing interest at three-months Euribor plus 0.5% over 5 years, starting in 2004.

From June 2004 a further payment of 1% of the revenues earned by the Nordica brand is expected to be received from the Tecnica group, which will continue to make such payments for the next five years. Under this deal, Benetton Group S.p.A. in turn acquired 10% of the share capital of Tecnica S.p.A. for a value of Euro 15 million. The 10% share of Tecnica S.p.A. was sold in the third quarter of 2004.

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

With regard to manufacturing activities, in March 2003 a new company was formed in Tunisia under the name of Benetton Manufacturing Tunisia S.à r.l.

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

> 2004. The branches of Bencom S.r.l. in Spain, France and Great Britain became operational in January 2004. Through these branches, Bencom S.r.l. directly manages a certain number of Benetton stores in the above-mentioned countries, previously controlled by Benetton Retail Spain S.L., Benetton Retail France S.A.S. and Benetton Retail (1988) Ltd., respectively. During June, a branch was set up in Belgium, operational from August 1, to purchase and manage, also by rental to third parties, businesses operating Benetton stores.

On February 17, 2004 Benfin S.p.A. bought from third parties, for Euro 15 million, 15% of the Olimpias S.p.A. share capital, of which it previously held 85%. This company produces, mainly for Group companies, textile products and, in particular, fabrics, knitted fabrics, yarns, woven and printed fabrics, as well as acting as a dye house and laundry. With effect from December 1, 2004, Olimpias S.p.A. was merged by incorporation into the parent company Benfin S.p.A., which changed its name at the same time to Olimpias S.p.A. The operation is part of and is based on the same rationale as a more general reorganization of the Group, largely completed during the 2003 financial year.

During May, Benetton International S.A. (formerly Benetton Retail International S.A.) sold to Benetton Holding International N.V. S.A. (formerly Benetton International N.V. S.A.) its holding in Benetton Asia Pacific Ltd., a company operating in Hong Kong in retail activities and services for other Group companies.

The German subsidiary New Ben GmbH purchased, for a price of Euro 4 million, the entire shareholding in Mari Textilhandels GmbH, a German company owning around 30 stores engaged in the sale of Group-branded products in various German regions. This purchase was effective on July 1, 2004; from the same date, Mari Textilhandels GmbH was merged by incorporation into New Ben GmbH.

Continuing with the same process of simplification of the corporate structure, with effect from September 1, 2004, I.M.I. S.r.l. was merged by incorporation into the parent company Bencom S.r.l.

In September 2004, Benetton Group S.p.A. sold its holding of 10% of the share capital of Tecnica S.p.A. to third parties.

During its July 15 meeting, Benetton Group S.p.A. Board of Directors approved a stock option plan for Group top management. Details of this operation are shown in the paragraph "Stock option Plan".

The corporate restructuring plan in Spain and Portugal was completed with the transfer of the shareholding in Benetton Real Estate Spain S.L. (formerly Benetton Textil Spain S.L.) from Benetton Holding International N.V. S.A. to Benetton Realty Spain S.L.

Benetton Realty Spain S.L. sold its shareholding in Benetton Realty Portugal Imobiliaria S.A. to Benetton Real Estate International S.A.; Benetton Real Estate Spain S.L. sold its shareholding in Benetton Textil Confeccao de Têxteis S.A. to Benetton Manufacturing Holding N.V.

The corporate restructuring plan continued in France with the transfer of the shareholding in Benetton France Commercial S.A.S. (formerly Benetton Retail France S.A.S.) by Benetton International S.A. to Benetton France S.à r.l. (formerly Benetton France Trading S.à r.l.).

Benetton France Commercial S.A.S. sold the entire shareholding in the French company L'Apollinaire S.n.c., owner of a sales business, to third parties.

In December, the purchase of the remaining 50% of the share capital of DCM Benetton India Ltd. from third parties by Benetton Holding International N.V. S.A. was finalized and the liquidations of Benetton Sportsystem Taiwan Ltd. and Benetton (Far East) Ltd. were completed.

Stock option plans granted during the year terminated on December 31, 2004. The shareholders' meeting, held on September, 9 2004 authorized the Board of Directors to introduce stock option plans in favor of Company executives, with increases in share capital against payment up to a maximum amount of Euro 6.5 million, corresponding to 5,000,000 ordinary shares with a nominal value of Euro 1.30 each.

In accordance with this mandate, the Board of Directors approved a stock option plan on September, 9, 2004 assigning to the Managing Director and four other executives a total of 3,233,577 options at a strike price of Euro 8.984 in two equal tranches of 1,616,788 options each with a vesting period of four years and two years, respectively. The options may be exercised subject to certain performance conditions being satisfied. The exercise period for the options expires five years after the grant date.

Comments on principal asset items

Fixed assets

7. Intangible fixed assets
	12.31.2003		12.31.2004
(thousands of Euro)	Gross	Net	Gross	Net
Start-up and expansion expenses	18,367	7,361	17,633	3,685
Industrial patents and intellectual property rights	3,355	1,491	3,477	1,099
Concessions, licenses, trademarks and similar rights	64,851	26,734	65,890	23,942
Lease acquisition costs, goodwill and consolidation differences:
- Lease acquisition costs and goodwill	110,464	83,236	120,970	84,048
- consolidation differences	17,542	6,842	17,325	6,237
Total goodwill and consolidation differences	128,006	90,078	138,295	90,285
Assets under construction and advance payments	206	206	222	222
Other intangible fixed assets:
- debt issuance costs	1,722	876	1,653	491
- software and other	58,087	25,798	66,355	24,724
- leasehold improvements	103,187	78,481	98,961	64,985
Total other intangible fixed assets	162,996	105,155	166,969	90,200
Total	377,781	231,025	392,486	209,433

"Start-up and expansion expenses" include Euro 3,060 thousand in start-up expenses for retail projects.

"Concessions, licenses, trademarks and similar rights" include the net book value of the following brands:

(thousands of Euro)	12.31.2003	12.31.2004
United Colors of Benetton	2,964	3,046
Sisley	426	444
Killer Loop	16,058	14,273
Other	1,206	1,112
Total	20,654	18,875

Lease acquisition costs included up-front cash payments to the existing lessees as an incentive to acquire the existing lease contracts for strategic business locations. The costs have a definite life. Increases in 2004 relate mainly to investments in the sales network in Italy and Belgium.

"Consolidation differences" of Euro 6,237 thousand reflect the residual goodwill emerging from consolidation of the companies acquired, with Euro 1,549 thousand attributable to the business represented by the Killer Loop trademark and the remainder to other European companies. This consolidation difference is amortized over ten years, which is considered appropriate since it is consistent with the accounting policies currently applied in the sector where Group companies operate.

"Leasehold improvements" relate mainly to the restructuring and modernization of stores belonging to third parties; the change over the year is due to new investments, amortization and adjustments to market value in some foreign companies.

"Software and other" includes costs incurred for the purchase and development of software which represent costs incurred for the study, diagnosis and implementation, as well as the purchase, of IT programs and applications. The increase in this item relates to purchases from third parties and internal development of programs.

This item also includes costs incurred for the early vacation of third party premises, which are amortized over the life of the lease, as well as expenses related to taking over lease contracts of properties and companies.

Movements in the principal intangible fixed asset items during 2004 were as follows:

(thousands of Euro)	Patent rights	Concessions, licenses, trademarks and similar rights	Lease acquisition costs, goodwill and consolidation differences	Lease-hold improvements	Other intangible fixed assets	Total
Net opening balance	1,491	26,734	90,078	78,481	34,241	231,025
Change in the scope of consolidation	-	5	4,409	(1)	-	4,413
Additions	130	1,327	15,103	8,701	11,819	37,080
Disposals	(7)	(94)	(4,452)	(4,235)	(1,124)	(9,912)
Amortization	(515)	(3,968)	(12,090)	(9,347)	(14,974)	(40,894)
Translation differences and other movements	-	(62)	(2,763)	(8,614)	(840)	(12,279)
Net closing balance	1,099	23,942	90,285	64,985	29,122	209,433

8. Tangible fixed assets

Tangible fixed assets are stated net of accumulated depreciation of Euro 419,293 thousand.

Additions in the period mainly concerned:

- investments in real estate for commercial use and the related modernization and upgrading of premises; and

- plant, machinery and equipment purchased to improve the efficiency of production processes, particularly in the Italian manufacturing companies.

The depreciation charge for the period was Euro 58,671 thousand.

Movements in the principal tangible fixed asset items during 2004 were as follows:
(thousands of Euro)	Real estate	Plant and machinery	Industrial and commercial equipment	Other assets	Fixed assets in progress and advances	Total
Net opening balance	540,099	87,343	1,206	68,173	17,019	713,840
Change in the scope of consolidation	-	-	-	1,639	-	1,639
Additions	75,545	19,224	251	24,030	3,610	122,660
Disposals	(24,654)	(8,196)	(29)	(2,047)	(472)	(35,398)
Depreciation	(17,173)	(19,765)	(593)	(21,140)	-	(58,671)
Translation differences and other movements	16,367	892	49	(3,149)	(16,433)	(2,274)
Net closing balance	590,184	79,498	884	67,506	3,724	741,796

Some tangible fixed assets are pledged as security for long-term loans from banks and other lenders. The outstanding balance of such loans is Euro 1,195 thousand.

Additions with respect to "Other assets" relate to investments in furniture, furnishings and electronic machines of Euro 19,322 thousand, to acquisitions of leased assets of Euro 3,741 thousand and to vehicles and aircraft of Euro 967 thousand.

Other assets include the following assets acquired under finance leases:
(thousands of Euro)	12.31.2003	12.31.2004
Real estate	13,790	9,472
Other assets	123	3,787
less - Accumulated depreciation	(1,577)	(1,516)
Total	12,336	11,743

Outstanding capital payments due to lessors as of December 31, 2004, classified as amounts due to leasing companies, are reported in the note "Due to other lenders".

9. Financial fixed assets

> Equity investments. Equity investments in subsidiary companies relate primarily to foreign selling and production companies. These companies are valued at cost or by the equity method and are not included in the consolidation because they are non-operative or in liquidation at the date of the financial statements.

Other investments mainly represent minority interests in Italian and Japanese companies and in a Swiss company.

The balance as of December 31, 2003 related mainly to the purchase, for Euro 15,000 thousand, of 10% of the share capital of Tecnica S.p.A., sold in the third quarter of 2004.

> Accounts receivable
	Maturities (in years)
(thousands of Euro)	Within 1	From 1 to 5	Beyond 5	12.31.2004	12.31.2003
Other receivables:
- due within 12 months	9,326	-	-	9,326	34,742
- due beyond 12 months	-	22,458	5,816	28,274	30,615
Total other receivables	9,326	22,458	5,816	37,600	65,357

Guarantee deposits	-	-	16,715	16,715	15,832
Total	9,326	22,458	22,531	54,315	81,189

Other receivables as of December 31, 2004 maturing beyond 1 year include financial receivables with interest at market rates. Accounts receivable due from others within 12 months include Euro 368 thousand in tax credits for advance taxes paid by the Italian companies in relation to employee termination indemnities, under Law 140 of May 28, 1997.

Guarantee deposits outstanding as of December 31, 2004 mainly relate to lease contracts stipulated by the Japanese subsidiary.

> Other securities held as financial fixed assets
(thousands of Euro)	12.31.2003	12.31.2004
Other	9	223

The balance corresponds to foreign securities purchased by a German subsidiary.

Current assets

10. Inventories

Inventories, of Euro 255,436 thousand (Euro 233,736 thousand as of December 31, 2003), are shown net of the related write-down reserve, analyzed as follows:
(thousands of Euro)	12.31.2003	12.31.2004
Raw materials, other materials and consumables	348	2,334
Work in progress and semi-manufactured products	590	750
Finished goods	7,546	14,727
Total	8,484	17,811

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

11. Accounts receivable

> Trade receivables. As of December 31, 2004, trade receivables, net of the reserve for doubtful accounts, amount to Euro 660,402 thousand (Euro 755,734 thousand as of December 31, 2003).

The reserve for doubtful accounts as of December 31, 2004 amounted to Euro 97,642 thousand (Euro 95,870 thousand as of December 31, 2003). Euro 33,862 thousand of this reserve was used during the period. Valuation of the risk, both specific and generic, associated with receivables existing at year-end, resulted in a provision to the reserve of Euro 39,240 thousand.

Moreover in the fourth quarter of 2004, the Group entered into a factoring without recourse agreement with Unicredit Factoring S.p.A. ("Unicredit"). Under the factoring agreement, Unicredit buys trade receivables from the Group ahead of the date of collection of the same trade receivables. Under the agreement if the receivable is not paid by the debtor, Unicredit can not claim the repayment of any amounts it may have paid to the Group. As of December 31, 2004 trade receivables assigned without recourse to Unicredit amounted to approximately Euro 18,500 thousand, of which Euro 14,900 thousand had not yet matured at year-end.

The analysis of trade receivables with third parties by geographic area is shown below:

(thousands of Euro)	Europe	Asia	The Americas	Rest of the world	Total
Trade receivables	595,902	33,362	30,225	913	660,402

> Due from subsidiaries, associated companies and the parent company. Receivables from the parent company Edizione Holding S.p.A., of Euro 32,688 thousand, include:

- receivables maturing within the next twelve months of Euro 405 thousand, of which Euro 86 thousand were trade and Euro 319 thousand other; and

- receivables due beyond the next twelve months of Euro 32,283 thousand, representing current taxes calculated on the negative taxable results of some Group companies as provided by the rules for relationships between companies participating in a national fiscal consolidation; these receivables fall due in 2006.

Receivables from associated companies of Euro 351 thousand were trade receivables.

> Tax receivables. These include:

- VAT recoverable from the tax authorities of Euro 27,422 thousand (Euro 18,481 thousand as of December 31, 2003), including Euro 1,238 thousand due beyond 12 months;

- tax credits of Euro 9,362 thousand (Euro 5,553 thousand as of December 31, 2003), including Euro 287 thousand maturing beyond 12 months; and

- other receivables from the tax authorities of Euro 4,860 thousand, including Euro 527 thousand maturing beyond twelve months.

> Deferred tax assets. The following table shows total net deferred tax assets:

(thousands of Euro)	12.31.2003	12.31.2004
Tax effect of eliminating intercompany profits	5,955	4,162
Tax effect of provisions and costs which will be deductible in future years	79,828	81,243
Deferred taxes on reversal of excess depreciation and accounting for leases using the financing method	(17,685)	(15,355)
Deferred taxes on gains taxable over a number of accounting periods	(2,267)	(2,927)
Deferred tax assets on losses	-	595
Different basis for the depreciation/amortization of tangible/intangible fixed assets	128,500	115,650
Total benefit on losses brought forward for tax purposes	135,153	140,329
Deferred taxes on profits/reserves distributable by subsidiaries	-	(7,957)
Total deferred tax assets	329,484	315,740

Adjustment of benefits on losses brought forward	(127,234)	(133,116)
Total	202,250	182,624

Potential tax benefits deriving from tax losses which may be carried forward by Group companies are recognized for the theoretical maximum amount and, at the same time, partially written down because their recoverability is not reasonably certain.

The deferred tax assets relate to:
(thousands of Euro)	12.31.2003	12.31.2004
Italian companies	179,282	165,141
Foreign companies	22,968	17,483
Total	202,250	182,624

> Other receivables. These include advances to agents and suppliers, receivables for the sale of fixed assets and other items. The amount due beyond twelve months is Euro 6,701 thousand.

> Assets due to be sold. This item, of Euro 7,840 thousand, arises from the reclassification to current assets of the realizable value of the "Manifattura Goriziana" business, following shut-down of activity in its factory. The operation did not have a significant impact on the statement of income; while the balance sheet includes an asset relative to the sale. The 2003 amount related to the amount agreed for the sale of a property owned by a foreign subsidiary, which was received during 2004.

12. Financial assets not held as fixed assets

Treasury shares. The Company was not holding any treasury shares at the close of the year.

> Other securities
(thousands of Euro)	12.31.2003	12.31.2004
Government bonds (BTP) maturing between 2005 and 2006 at interest rates between 2.75% and 4.5%	7,201	32,509
Treasury Certificates (CCT) maturing between 2008 and 2011 at an interest rate of 2.4%	14,866	20,550
Zero coupon Treasury certificates (CTZ) maturing in 2005 at rates of interest between 2.064% and 2.068%	-	29.796
Ordinary Government bonds (BOT) maturing in 2005 at interest rates between 2.092% and 2.098%	-	29,658
Amex European Short Term Euro	822	824
Gestielle Bt Euro	605	-
Sinopia Alternactiv Euro	-	609
Generali Am-Eu Sty-cd cap	-	557
Vontobel Euro Bond A2	-	551
Morgan Fund-Short Maturity Euro	1,513	1,243
SCH Euro Short Term A Euro	2,282	1,582
Total	27,289	117,879

The following transactions were carried out during the year by the Benetton Group S.p.A.:

- purchases of bonds (BTP, CTZ, CCT and BOT) for Euro 103,468 thousand;

- sale of bonds (BTP and CCT) for Euro 12,996 thousand, including Euro 8,058 thousand of bonds purchased in previous years;

- purchases of monetary fund units for Euro 3,590 thousand; and

- sale of monetary fund units for Euro 3,446 thousand, including Euro 3,157 thousand purchased in previous years.

> Differentials on forward transactions
(thousands of Euro)	12.31.2003	12.31.2004
Differentials on forward transactions	10,000	6,857

The amount refers principally to the adjustment of hedging transactions outstanding at the end of the year to year-end exchange rates.

13. Liquid funds
(thousands of Euro)	12.31.2003	12.31.2004
Current account deposits (Euro)	26,058	31,726
Current account deposits (foreign currency)	31,756	26,773
Time deposits (Euro)	204,281	141,522
Time deposits (foreign currencies)	2,929	154
Checks	59,503	59,594
Cash in hand	308	427
Total	324,835	260,196

The time deposits in Euro are liquid funds belonging to the finance companies. They also include a bank deposit of Euro 94,500 thousand made by the Benetton Group S.p.A. with due date on January 3, 2005.

Average interest rates reflect market returns for the various currencies concerned.

The amount of cash and banks as of December 31, 2004 reflects the receipts from customers at year end.

14. Accrued income and prepaid expenses
(thousands of Euro)	12.31.2003	12.31.2004
Accrued income:
- financial income	3,810	2,792
- other income	159	125
Total accrued income	3,969	2,917

Prepaid expenses:
- financial charges	27	2,165
- rentals and leasing charges	8,871	4,929
- advertising and sponsorships	278	113
- taxes	847	1,551
- other expenses	1,625	1,610
- discount on bond	225	82
Total prepaid expenses	11,873	10,450
Total	15,842	13,367

Accrued income relates mainly to interest maturing on temporary investments of liquidity and interest on outstanding Interest Rate Swaps, to hedge the rate on the loan of Euro 500,000 thousand obtained in 2000.

In previous years, merger differences were released from further taxation via payment of a substitute tax at 27%. This substitute tax has been classified under current income taxes with a matching balance in "Due to tax authorities". In accordance with the concept of allocating costs to the appropriate period, some Euro 406 thousand of this tax has been recorded as a prepayment because the cost of freeing up merger differences from tax is related to the benefit deriving from future tax savings linked to the possibility of deducting depreciation and amortization. Given the different periods of depreciation/amortization for the assets concerned and taking account of the prudence principle, the substitute tax is being deferred over a period of 10 years.

Comments on principal liability and equity items

Shareholders' equity

15. Share Capital

The share capital of Benetton Group S.p.A. at December 31, 2004 amounts to Euro 236,026,454.30 and consists of 181,558,811 shares with a par value of Euro 1.30 each. The 1980 spin-off reserve and part of the monetary revaluation reserves were capitalized by Benetton Group S.p.A. in prior years by the issue of stock dividends.

16. Additional paid-in capital

This balance is unchanged with respect to the previous year.

17. Revaluation reserves

The monetary revaluation reserves exclusively reflect the residual amounts of revaluation reserves established in accordance with the provisions of Law 72 of March 19, 1983 and Law 413 of December 30, 1991, and the monetary revaluation of tangible fixed assets by a Spanish subsidiary (Royal Decree 2607/96).

18. Legal reserve

The increase in the legal reserve derives from the allocation, in accordance with the law and the articles of association, of a proportion of Benetton Group S.p.A. profit for the year ending on December 31, 2003.

19. Other reserves

As of December 31, 2004, this item amounts to Euro 745,378 thousand (Euro 719,089 thousand as of December 31, 2003), and includes:

- Euro 551,000 thousand relating to other reserves of the Parent Company (Euro 60,722 thousand as of December 31, 2003);

- Euro 9,280 thousand relating to the cumulative translation adjustment generated by translating the foreign-currency financial statements of consolidated subsidiaries;

- Euro 203,658 thousand representing the additional shareholders' equity of consolidated companies with respect to their carrying value, together with other consolidation adjustments.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts; the second lists the shareholders' equity of consolidated subsidiaries attributable to minority Shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts:
	12.31.2003		12.31.2004
(thousands of Euro)	Shareholders' equity	Net income/ (loss)	Shareholders' equity	Net income/ (loss)
Per Benetton Group S.p.A. financial statements	977,969	574,241	948,130	39,153
Net income and Shareholders' equity of consolidated subsidiaries attributable to the Group, net of their carrying value and the effect of business transfers	698,113	45,836	832,591	197,838
Reversal of gains on transfer of businesses, net of deferred tax receivables on the transfers	(539,138)	(539,138)	(551,988)	(12,850)
Reversal of equity investments in the Parent Company	-	113,342	2,071	14,460
Reversal of dividends received from consolidated subsidiaries	-	(92,990)	-	(80,039)
Reversal of merger differences and related amortization in Benetton Group S.p.A.	(17,961)	2,245	(16,432)	1,529
Deferred taxes on profits/reserves distributable by subsidiaries	-	-	(7,957)	(7,957)
Allocation to fixed assets of the difference between the purchase price and shareholders' equity of new subsidiaries at the time they were acquired, and related depreciation	33,595	916	34,448	(8,094)
Effect of reversing accelerated depreciation exceeding the useful lives of fixed assets and of intercompany gains on transfers of tangible fixed assets, net of the related tax effect	25,727	2,521	(3,800)	(17,032)
Effect of applying finance lease accounting, taking account of the related tax effect	7,213	1,639	8,104	891
Elimination of intercompany profits included in the inventory of consolidated subsidiaries, net of the related tax effect	(11,172)	844	(13,953)	(2,781)
Adjustment to reflect the equity value of associated companies	99	(279)	(130)	(213)
Net effect of other consolidation entries	(584)	(1,303)	(764)	(1,831)
Per the Group consolidated financial statements	1,173,861	107,874	1,230,320	123,074

 > Minority interests

At December 31, 2003 and 2004, the following consolidated companies had proportions of shareholders' equity attributable to minority Shareholders:

(in %)	12.31.2003	12.31.2004
Italian subsidiaries:
- Olimpias group	15	-

Foreign subsidiaries:
- New Ben GmbH	49	49
- DCM Benetton India Ltd.	50	-
- Benetton Korea Inc.	50	50

Changes relative to the Olimpias group and DCM Benetton India Ltd. relate respectively to the acquisition of 15% of the share capital of Olimpias S.p.A. from minority shareholders and the purchase of 50% of the share capital of DCM Benetton India Ltd. from third parties.

20. Reserves for risks and charges

> Taxation reserve, including deferred
(thousands of Euro)	01.01.2004	Provisions	Uses	12.31.2004
Taxation reserve	3,039	22	3,015	46

The taxation reserve of Euro 46 thousand (Euro 3,039 thousand at December 31, 2003), was used for charges deriving from the tax amnesty governed by Law no. 289 of December 27, 2002 and subsequent amendments.

> Other reserves
(thousands of Euro)	12.31.2003	12.31.2004
Reserve for contingencies	9,235	9,114
Agents' leaving indemnity reserve	12,745	14,298
Reserve for other provisions	17,354	27,532
Total	39,334	50,944

The reserve for contingencies covers various kinds of probable liabilities, including legal and labor claims. During 2004, utilization of Euro 6,990 thousand was made to the reserve, and an additional accrual of Euro 7,092 thousand was made for new disputes arising in the year 2004.

The agents' leaving indemnity reserve reflects the indemnities associated with the termination of agency contracts under conditions allowed by Italian law. During 2004, Euro 813 thousand was utilized from the reserve and an additional accrual of Euro 2,365 thousand was made to the reserve.

The reserve for other provisions at the begining of the 2004 was almost totally utilized for the closure or exit costs of some directly managed stores in the United States and England. The reserve was increased during 2004 by an additional accrual of Euro 25,668 thousand for expenses and liabilities expected for the closure of other stores, specifically in France and England.

21. Reserve for employee termination indemnities

Movements in the reserve during the year were as follows:
(thousands of Euro)
Balance as of January 1, 2004	49,774
Provision for the year	8,555
Indemnities paid during the year	(6,723)
Other movements	(88)
Balance as of December 31, 2004	51,518

Indemnities paid in the period related mainly to the Olimpias group, Benind S.p.A., Benetton Group S.p.A and Bencom S.r.l.

22. Accounts payable

The composition of and more significant changes in this group of accounts during the year are discussed below.

> Bonds

In July 2002, Benetton Group S.p.A. issued a Euro 300,000 thousand bond, repayable on July 26, 2005, bearing floating-rate interest, which was 2.645% at year-end; the bonds are listed on the Luxembourg stock exchange.

This loan provides for limitations on the granting of real guarantees for new loans; it does not provide for compliance with any financial ratios ("financial covenants").

> Due to banks
(thousands of Euro)	12.31.2003	12.31.2004
Current account overdrafts	8,700	8,238
Advances on receivables and other short-term loans	25,179	11,686

Medium/long-term loans:
- due within 12 months	1,509	1,041
- due beyond 12 months	501,739	500,710
Total medium/long-term loans	503,248	501,751
Total	537,127	521,675

Medium/long-term loans from banks outstanding at year-end were as follows:
(thousands of Euro)	12.31.2003	12.31.2004
Syndicated loan of Euro 500 million maturing in 2007, granted by a pool of banks and made up of a revolving credit line for the first two years and a loan for the subsequent 5 years repayable on maturity. The annual interest rate at the balance-sheet date was 2.454% (1)	500,000	500,000
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.) at an annual rate of 2.81% repayable in half-yearly installments until 2005	710	355
Loan from Istituto Mobiliare Italiano at an annual rate of 2.55%, repaid in 2004	516	-
Loan granted by Medio Credito del Friuli, repayable in half-yearly installments until January 1, 2007, at an annual interest rate of 2.5% secured by mortgages on real estate	1,616	1,168
Loan granted by CARI (Gorizia) on April 20, 2001 repayable in 2005 at an annual rate of 4%	392	202
Other foreign currency loans obtained by foreign consolidated companies, secured by mortgages on real estate	14	26
Total medium/long-term loans	503,248	501,751
Less Current portion	(1,509)	(1,041)
Medium/long-term loans, net of current portion	501,739	500,710

(1) This loan provides for compliance with two financial ratios, calculated every six months on the consolidated financial statements, namely:

- minimum ratio between EBITD (earnings before interest, tax and depreciation) and net financial charges of 2.5 times; and

- maximum ratio between the net financial position and shareholders' equity of 1.

There are also limits on large disposals of assets and on the granting of real guarantees for new loans.

The non-current part of medium/long-term loans at December 31, 2004, of Euro 500,710 thousand, have repayment dates between one and five years; in particular the syndicated loan of Euro 500 million will expire in 2007.

Part of medium/long-term loans, Euro 1,194 thousand, is secured by mortgages on tangible fixed assets.

> Due to other lenders
(thousands of Euro)	12.31.2003	12.31.2004
Other short-term loans	800	3,585

Medium/long-term loans:
- due within 12 months	58	60
- due beyond 12 months	530	470
Total medium/long-term loans	588	530

Due to leasing companies:
- due within 12 months	4,977	6,007
- due beyond 12 months	21,834	17,748
Total due to leasing companies	26,811	23,755
Total	28,199	27,870

Medium/long-term loans obtained from other lenders outstanding at the balance sheet date are as follows:
(thousands of Euro)	12.31.2003	12.31.2004
Other Euro loans	588	530
less Current portion	(58)	(60)
Medium/long-term loans, net of current portion	530	470

The non-current portion of these loans as of December 31, 2004 falls due as follows (thousands of Euro):
Year	12.31.2004
2006	63
2007	117
2008	68
2009	71
2010 and beyond	151
Total	470

The non-current portion of amounts due to leasing companies as of December 31, 2004 falls due as follows (thousands of Euro):
Year	12.31.2004
2006	6,267
2007	5,291
2008	3,855
2009	1,889
2010 and beyond	446
Total	17,748

> Advance payments, trade payables and securities issued

This item is analyzed by geographic area below as of December 31, 2004:

(thousands of Euro)	Europe	Asia	The Americas	Rest of the world	Total
Accounts payable	248,924	20,626	4,938	9,597	284,085

> Due to subsidiaries, associated companies and the parent company Edizione Holding S.p.A.

Payables to the parent company Edizione Holding S.p.A., of Euro 18,715 thousand, include:

- trade payables due within twelve months of Euro 51 thousand; and

- payables due beyond the next twelve months of Euro 18,664 thousand, relating to current taxes calculated on the positive taxable results of some Group companies as provided by the rules for relationships between companies participating in a national fiscal consolidation; these payables mature in 2006.

Amounts payable to non-consolidated subsidiaries of Euro 2,684 thousand are of a financial nature.

> Due to tax authorities
(thousands of Euro)	12.31.2003	12.31.2004
Income taxes payable:
- Italian companies	116,785	4,672
- foreign companies	9,729	9,441
Total income taxes payable	126,514	14,113

VAT payable	7,642	11,361
Other amounts due to tax authorities	15,284	5,836
Total	149,440	31,310

Income taxes payable are stated net of deferred tax assets, all tax credits and withholding tax. Tax payables in 2003 included substitute tax associated with the corporate reorganization fully paid in 2004.

"Other amounts due to tax authorities" largely relates to payables for withholding tax. In 2003, the balance consisted mainly of payables relating to the tax amnesty.

> Due to social security and welfare institutions

This balance totals Euro 9,210 thousand (Euro 8,931 thousand as of December 31, 2003) and reflects both the Group company and employee contributions payable to these institutions at year-end.

> Other payables

Other payables of Euro 69,807 thousand, include payables to employees for amounts due but not paid of Euro 18,065 thousand (Euro 15,561 thousand as of December 31, 2003), other non-trade payables of Euro 16,355 thousand (Euro 13,186 thousand as of December 31, 2003), other payables for the purchase of fixed assets of Euro 33,986 thousand (Euro 12,183 thousand as of December 31, 2003), including Euro 19,191 thousand due beyond twelve months and differentials on forward transactions of Euro 1,401 thousand (Euro 102 thousand as of December 31, 2003).

"Other payables" include Euro 745 thousand due beyond 12 months.

In 2003 the caption included the liabilities associated to the following employee benefits:

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

Net periodic pension cost for the year ended December 31, 2002 and for the period ended on September 30, 2003 consisted of the following:
(thousands of Euro)	December 31, 2002	September 30, 2003
Service cost	56	68
Interest cost on projected benefit obligation	373	-
Investment return on plan assets	(443)	(359)
Amortization of prior service cost	51	-
Recognized net actuarial (gain) / loss	97	(1,734)
Total	134	(2,026)

The Group's funding policy was to make the minimum annual contribution required by applicable regulations. As of September 30, 2003 and September 30, 2002, the Plan met the minimum funding requirements required by applicable regulations.

The Group adopted SFAS no. 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits", which standardizes the disclosure requirements for pension and other post-retirement benefits, eliminates certain disclosures, and requires additional information on the changes in the benefit obligations and fair value of plan assets.

The following tables provide information for the pension as of December 31, 2002 and December 31, 2003:

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

> 401 (K) Plan. The Group sponsors a defined contribution plan covering substantially all U.S. employees meeting minimum service requirements. Participation in the plan is optional. Participants may contribute a portion of their base pay. The Group matches 50% of employees' voluntary contribution up to a maximum of 6% of total annual compensation. Participants are fully vested in the contributions after four year of service. Total charges to operations in 2002, 2003 and 2004 for the defined contribution plan were approximately Euro 303 thousands, Euro 107 thousand and Euro 9 thousand, respectively.

 23. Accrued expenses and deferred income

Miscellaneous expenses include accrued expenses for rent and leasing installments payable of Euro 3,798 thousand, compared with Euro 3,686 thousand in the previous year.

Miscellaneous income includes deferred income relating to rental income of Euro 986 thousand, compared with Euro 1,703 thousand in 2003.
(thousands of Euro)	12.31.2003	12.31.2004
Accrued expenses:
- financial expenses	10,801	9,396
- miscellaneous expenses	4,983	5,756
Total accrued expenses	15,784	15,152

Deferred income:
- financial income	149	885
- miscellaneous income	3,147	2,441
Total deferred income	3,296	3,326
Total	19,080	18,478

24. Memorandum accounts

These mainly consist of currency to be sold or purchased forward. This is the countervalue in Euro at the forward exchange rate of commitments deriving from contracts signed for various hedging transactions. The amount results in particular from the hedging of receivables, firm orders and future sales, these latter subject to subsequent partial renegotiation by carrying out reverse transactions. Other transactions were undertaken to hedge the exchange risk on capital employed in some Group companies.

The estimated fair values and relating contract amounts of the Group's financial instruments at December 31, 2004 are as follows (in thousands of Euro):
Forward contracts:	Fair value	Contract amounts
Sell currency	589,226	609,394
Buy currency	331,739	341,158

	Fair value	Notional amount
Interest rate swaps	256,764	247,161

Forward exchange contracts are due to expire from January 2005 until January 2006. Such contracts are to sell and buy currencies of Euro 468 million and Euro 333 million, respectively to hedge identifiable foreign currency assets, liabilities or foreign investments in subsidiary companies.

The fiduciary guarantees relate to guarantees given for the payment of rent and lease installments in favor of third parties and relative to properties in Italy, Germany and England.

Purchase commitments relate to the purchase of a retail business.

Comments on principal items in the statement of income

25. Value of production

> Revenues from sales and services
(thousands of Euro)	2002	2003	2004
Net sales of core products	1,923,860	1,773,260	1,607,183
Miscellaneous sales	31,745	50,725	45,767
Royalty income	17,598	12,862	14,419
Miscellaneous revenues	18,620	22,136	18,982
Total	1,991,823	1,858,983	1,686,351

Sales of core products are net of unconditional discounts.

Miscellaneous sales mainly relate to sports equipment produced for third parties by a Group company.

Miscellaneous revenues mainly include the provision of services such as processing, cost recoveries and miscellaneous services.

Revenues by geographical area and business sector

(thousands of Euro)	Europe	%	The Americas	%	Asia	%	Rest of the world	%	Total
Casual	1,276,341	88.9	71,236	98.8	154,388	88.9	1,971	36.4	1,503,936
Sportswear and equipment	65,964	4.6	343	0.5	8,712	5.0	-	-	75,019
Manufacturing and other	92,808	6.5	552	0.7	10,596	6.1	3,440	63.6	107,396
Total revenues 2004	1,435,113	100.0	72,131	100.0	173,696	100.0	5,411	100.0	1,686,351
Total revenues 2003	1,545,459	-	113,266	-	190,408	-	9,850	-	1,858,983
Total revenues 2002	1,576,598		191,788	-	215,779	-	7,658	-	1,991,823

 > Information by geographic area. The following information is provided by geographic area:
(thousand of Euro)	Italy	Europe (excluding Italy)	The Americas	Other countries	Consolidated transactions
2002
Net sales and other revenues (a)	907,762	668,836	191,788	223,437	1,991,823
Identifiable assets (b)	1.804.504	469,241	187,171	182,228	2,643,144
2003
Net sales and other revenues (a)	913,634	631,825	113,266	200,257	1,858,982
Identifiable assets (b)	1,796,409	616,183	118,220	166,631	2,697,443
2004
Net sales and other revenues (a)	854,175	580,938	72,131	179,107	1,686,351
Identifiable assets (b)	1,782,634	589,831	60,151	190,886	2,623,502

(a) Amounts principally determined by destination.v

(b) By geographic location.

> Net sales of core products, by product category
(thousands of Euro)	2002	2003	2004
Casualwear, accessories and casual footwear	1,541,223	1,533,651	1,461,803
Sportswear	53,220	39,749	42,876
In-line skates and skateboards	68,822	58,323	537
Racquets	62,489	20,664	-
Ski boots	55,582	4,967	4,632
Sports footwear	13,848	4,480	-
Skis and snowboards	17,734	1,429	1,555
Fabrics and yarns	110,942	109,997	95,780
Total	1,923,860	1,773,260	1,607,183

For the trend of sales by product category, please refer to the breakdown provided in the Directors' report.

> Net sales of core products, by brand
(thousands of Euro)	2002	2003	2004
United Colors of Benetton	1,227,124	1,196,890	1,158,037
Sisley	303,170	336,761	303,766
Playlife	30,262	25,568	31,526
Killer Loop	23,632	13,776	11,348
Prince & Ektelon	77,027	26,078	-
Nordica	73,790	6,287	-
Rollerblade	66,984	57,903	-
Other	121,871	109,997	102,506
Total	1,923,860	1,773,260	1,607,183

The United Colors of Benetton brand also includes sales of the UCB Bambino brand of Euro 397,329 thousand and the The Hip Site brand of Euro 3,092 thousand.

> Change in inventories

The change in this item is principally due to the increase in inventories of finished products, as of December 31, 2004.

> Other revenues and income
(thousands of Euro)	2002	2003	2004
Reimbursements and compensation payments	4,861	4,251	4,837
Rental income	31,410	42,734	34,456
Gains on disposals of fixed assets	3,687	2,753	2,355
Other operating income	4,582	6,130	9,697
Total	44,540	55,868	51,345

"Rental income" refers mainly to income from premises to be used for the sale of Benetton-label products. The reduction compared with the previous year is the result of terminations and renegotiations of rental contracts during the year.

Other operating income relates to the reversal of the reserve for legal risks by Euro 2,749 thousand following the favorable settlement of a dispute as well as of the reserval of the reserve for doubtful debts by Euro 2,278 thousand, set up in previous years relative to a receivable claimed by the Efim Group in compulsory liquidation, based on the special laws on the subject, for the amount liquidated.

26. Production costs

> Raw materials, other materials, consumables and goods for resale
(thousands of Euro)	2002	2003	2004
Raw materials, semi-manufactured and finished goods	533,195	468,313	436,494
Other materials	4,820	4,485	1,829
Purchases for advertising and promotion	1,698	1,036	881
Other purchases	17,598	13,285	13,078
(Discounts and rebates)	(89)	(71)	(114)
Total	557,222	487,048	452,168

> External services
(thousands of Euro)	2002	2003	2004
Subcontract work	395,191	373,685	361,917
Distribution and transport	31,271	31,485	29,829
Sales commission	92,075	82,523	73,564
Advertising and promotion	75,498	62,701	51,934
Other services	107,751	99,918	96,897
Emoluments to directors and statutory Auditors	7,744	7,455	6,438
Total	709,530	657,767	620,579

The reduction in sales commissions and advertising and promotion costs is mainly attributable to the elimination of costs relating to the business sold.

Other services in 2004 include energy costs of Euro 24,243 thousand, maintenance costs of Euro 12,342 thousand, consultancy and other fees of Euro 47,117 thousand, insurance premiums of Euro 4,277 thousand and personnel travel expenses of Euro 8,918 thousand.

 Gross remuneration of any kind paid by the Benetton Group to Directors and members of the Board of Statutory Auditors is shown below.

(thousands of Euro)
Name and surname	Position covered	Duration of office (1)	Gross remuneration
Luciano Benetton	Chairman	Year 2004	1,600
Carlo Benetton	Deputy chairman	Year 2004	1,000
Silvano Cassano	Chief Executive Officer	Year 2004	1,219	(2)
Gilberto Benetton	Director	Year 2004	200
Giuliana Benetton	Director	Year 2004	1,000
Alessandro Benetton	Director	Year 2004	35
Reginald Bartholomew	Director	Year 2004	87
Luigi Arturo Bianchi	Director	Year 2004	87
Sergio De Simoi	Director	Year 2004	42
Gianni Mion	Director	Year 2004	42
Ulrich Weiss	Director	Year 2004	94

Angelo Casò	Chairman of the Board of Statutory Auditors	Year 2004	62
Dino Sesani	Auditor	Year 2004	42
Filippo Duodo	Auditor	Year 2004	166

(1) Up to the approval of these financial statements.

(2) Including remuneration for employment.

During the year, the Chief Executive Officer Silvano Cassano was assigned 1,731,966 options which grant the right to subscribe to the same number of Benetton Group S.p.A. shares at the price of Euro 8.984 per share. 50% of the options assigned may be exercised, subject to certain conditions being satisfied, two years after the date of assignment. The remaining 50% may be exercised, subject to certain conditions being satisfied, four years after the date of assignment. The expiry of the period for exercise of the options is fixed at five years from the date on which they became exercisable. More details about the stock option plan are provided in the Directors' Report.

> Leases and rentals

"Leases and rentals", of Euro 89,728 thousand, relate mainly to rental costs of Euro 79,232 thousand.

 > Payroll and related costs

These costs are already analyzed in the statement of income. The number of employees is analyzed below, by category:
	2002	2003	2004	Average of the year
Managers	119	109	100	105
White collar employees	3,579	3,315	3,674	3,494
Workers	2,941	2,654	2,542	2,598
Part-time	645	871	1,108	990
Total	7,284	6,949	7,424	7,187

> Amortization, depreciation and write-downs

> Amortization of intangible fixed assets
(thousands of Euro)	2002	2003	2004
Amortization of start-up and expansion expenses	3,987	3,507	3,495
Amortization of industrial patents and intellectual property rights	1,386	766	515
Amortization of concessions, licenses, trademarks and similar rights	23,673	5,043	3,968
Amortization of goodwill	11,867	9,972	10,979
Amortization of consolidation differences	4,437	1,911	1,111
Amortization relative to the purchase and development of software	5,072	5,337	6,059
Amortization of leasehold improvements	10,632	11,495	9,347
Amortization of other charges	5,380	4,885	5,420
Total	66,434	42,916	40,894

The change in amortization is principally due to lower amortization on "Leasehold improvements" and "Concessions, licenses, trademarks and similar rights" as consequence of the sale of the sports equipment brands.

> Depreciation of tangible fixed assets
(thousands of Euro)	2002	2003	2004
Depreciation of real estate	15,227	17,828	17,173
Depreciation of plant and machinery	25,423	22,426	19,765
Depreciation of equipment	6,192	876	593
Depreciation of other assets	19,142	19,171	20,518
Depreciation of assets acquired under finance leases	447	440	622
Total	66,431	60,741	58,671

The changes in depreciation are principally due to disposals of plant and machinery during the year.

> Other write-downs of fixed assets. This balance mainly includes mainly the adjustment to current market value of certain intangible fixed assets.

> Write-downs of current receivables and of liquid funds. This item that in 2004 amounts to Euro 39,241 thousand, relates to the prudent provision to the reserve for doubtful accounts. For further comments, you are referred to the note on receivables in current assets.

> Provisions for risks and other provisions

This item, totaling Euro 6,897 thousand, includes Euro 4,510 thousand of provisions for future risks and Euro 2,365 thousand of provisions to the agents' leaving indemnity reserve.

"Other provisions" amount to Euro 25,668 thousand. For further details, please refer to the comment under "Reserves for risks and charges" in the liabilities section of the notes to the consolidated financial statements on the balance sheet.

> Other operating costs
(thousands of Euro)	2002	2003	2004
Indirect taxation	7,518	6,786	7,980
Losses on disposal of fixed assets	4,864	3,634	2,997
Losses on receivables	9,648	4,425	560
Other general expenses	16,881	13,864	10,741
Total	38,911	28,709	22,278

"Losses on disposal of fixed assets" refer mainly to the sale of plant and equipment relative to a production company.

Other general expenses include charges incurred for returns and discounts on sales made in the previous year, that in 2004 amount Euro 2,806 thousand..

27. Financial income and expenses

> Income from equity investments

This item in 2004 amounts to Euro 375 thousand (Euro 4,042 thousand in 2003 which included Euro 3,647 thousand of tax credits on dividends paid by consolidated subsidiary companies, for the part not compensated in taxes for the year).

 > Other financial income
(thousands of Euro)	2002	2003	2004
From receivables held as financial fixed assets from other companies	692	1,945	852
From securities held as financial fixed assets not representing equity investments	1,961	-	-
From securities included among current assets not representing equity investments	1,988	795	1,099

Financial income other than the above:
- interest income from subsidiary companies	130	81	-
- interest income from trade and other receivables	610	405	543
- interest income from banks	1,812	2,291	3,875
- miscellaneous financial income and income from derivatives	25,906	23,406	15,723
Total financial income other than the above	28,458	26,183	20,141
Total	33,099	28,923	22,092

"Miscellaneous financial income and income from derivatives" includes:

- positive differentials on Interest Rate Swaps of Euro 6,481 thousand (Euro 12,212 thousand in 2003 and Euro 15,214 thousand in 2002); and

- income from Currency Swaps and forward exchange contracts of Euro 7,297 thousand (Euro 10,547 thousand in 2003 and Euro 8,951 thousand in 2002).

> Interest and other financial expenses
(thousands of Euro)	2002	2003	2004
Interest expenses on bonds	10,200	9,240	8,076
Interest expenses on bank current accounts	511	352	379
Interest expenses on import/export advances	30
Interest expenses on advances against receivables	739	645	465
Interest expenses on short-term loans	6,719	369	531
Interest on medium/long-term bank loans	20,586	14,965	11,816
Interest expenses on loans from other lenders	1,363	939	814
Miscellaneous financial expenses and expenses on derivatives	37,973	38,257	26,550
Total	78,121	64,767	48,631

Miscellaneous financial expenses and expenses on derivatives mainly include:

- negative differentials on Interest Rate Swaps of Euro 14,497 thousand (Euro 23,279 thousand in 2003 and Euro 22,911 thousand in 2002);

- income from Currency Swaps and forward exchange contracts of Euro 7,099 thousand (Euro 2,326 thousand in 2003 and Euro 1,679 thousand in 2002).

- discounts allowed for early settlement of trade receivables of Euro 3,106 thousand (Euro 4,618 thousand in 2003 and Euro 5,091 thousand in 2002); and

- bank charges and commissions of Euro 1,162 thousand (Euro 1,454 thousand in 2003 and Euro 1,830 thousand in 2002).

> Gains/(losses) on exchange rate differences
(thousands of Euro)	2002	2003	2004
Gains on exchange rate differences	118,901	141,354	93,536
Losses on exchange rate differences	(110,295)	(131,702)	(93,422)
Total	8,606	9.652	114

Concerning gains and losses on exchange rate differences, the changes introduced by the reform of company law (D. Lgs. no. 6 of January 17, 2003 and subsequent amendments and additions) have been adopted, showing on a single line in the statement of income, the net positive amount of gains and losses on exchange, which, in the year to December 31, 2004, amounted to Euro 114 thousand. The corresponding value of gains on exchange in 2003, of Euro 9,652 thousand, was included in other financial income of Euro 141,354 thousand and in interest and other financial expenses for the amount of losses on exchange of Euro 131,702 thousand. The corresponding value of gains on exchange in 2002, of Euro 8,606 thousand, was included in other financial income of Euro 118,901 thousand and in interest and other financial expenses for the amount of losses on exchange of Euro 110,295 thousand.

28. Extraordinary income and expenses

> Extraordinary income
(thousands of Euro)	2002	2003	2004
Gains on disposal of fixed assets	1,095	2,870	24,157

Other income:
- out-of-period income	4,270	4,086	8,784
- other extraordinary income	5,313	6,283	6,358
Total other income	9,583	10,369	15,142
Total	10,678	13,239	39,299

Gains on disposal of fixed assets in 2004 were made by the Spanish companies in the real estate business, in particular, the gain results from sale of a property in Barcelona and the gain from the sale of a production factory.

The out-of-period income in 2004 includes the reversal of prior year taxes of Euro 2,052 thousand, collection of a receivable considered uncollectible of Euro 2,373 thousand, and the elimination of payables and other income relating to previous years.

Other extraordinary income in 2004 includes use of the reserves for risks and charges by Euro 3,864 thousand in the statement of income.

 > Extraordinary expenses
(thousands of Euro)	2002	2003	2004
Losses on disposal of fixed assets	1,555	1,902	4,095
Taxes relating to prior years	1,736	10,916	642

Other expenses:
- donations	3,184	2,890	2,307
- out-of-period expenses	3,200	2,517	2,524
- other extraordinary expenses	96,291	11,377	18,245
Total other expenses	102,675	16,784	23,076
Total	105,966	29,602	27,813

Other extraordinary expenses mainly include expenses associated with restructuring the sales network and other expenses of a miscellaneous nature, such as lease early vacation incentives and repayments and indemnities to third parties.

In 2003, "Taxes relating to prior years" included expenses relative to accepting the tax amnesty, governed by Law no. 289 of December 27, 2002 and subsequent amendments.

In 2002, "Other extraordinary expenses" mainly include the effect of the extraordinary operation involving the sports sector. This includes 69,313 thousand euro for the adjustment to realizable value of assets due for sale. It also includes the estimated restructuring costs that the Group expects to incur to reorganize this sector. The balance also includes 5,992 thousand euro in substitute tax payable on Nordica's trademark and goodwill.

> Taxes on income for the year, deferred income and expenses
(thousands of Euro)	2002	2003	2004
Current:
- Italian companies	86,562	180,625	9,017
- foreign companies	10,826	11,790	13,619
Total current	97,388	192,415	22,636
Deferred:
- Italian companies	(41,188)	(136,199)	15,080
- foreign companies	1,043	183	4,038
Total deferred	(40,145)	(136,016)	19,118
Total	57,243	56,399	41,754

Taxes on 2003 income included Euro 123,650 thousand of substitute tax on the Parent Company's gain resulting from the business transfer operation; Euro 128,500 thousand of deferred tax assets related to the operation just mentioned.

Reconciliation of the tax charge is as follows:
(in %)	2002	2003	2004
Italian statutory tax rate	40.25	38.25	37.25
Effect of different taxation of subsidiaries making a profit	(8.60)	(7.01)	(15.00)
Effect of different taxation of subsidiaries making a loss	21.60	21.93	8.84
Deferred taxes on profits/reserves distributable by subsidiaries		-	4.84
Net effect deriving from the transfer of businesses	-	(5.37)	(7.63)
Amortization/reversal of excess cost deriving from investments acquired	3.30	(0.10)	1.45
Tax benefit deriving from the write-down of equity investments made in previous years	(16.10)	(17.45)	(4.90)
Effects of non recurring items relating to the sale of the sports equipment business	67.00
Effect on deferred taxes of the change in rate	4.30	1.03	-
Higher incidence of IRAP	3.22	2.68	1.41
Other, net	1.87	0.16	(0.85)
Effective tax rate in the financial statements	116.84	34.12	25.41

See Note 11 for composition of deferred tax assets and liabilities.

29. Subsequent events

On April 21, 2005 the Benetton Group and Boyner Group signed an agreement for a joint venture for the management and development of the Benetton brands commercial activities in Turkey and in the region.

Benetton Group, which has been present in Turkey since 1985 through a license agreement with the Boyner Group, has invested about Euro 14 million for 50% of the Bofis company, a wholly owned subsidiary of Boyner, which manages all commercial activities of the United Colors of Benetton, Sisley, Playlife and Killer Loop brands in the Turkish area.

The company, which will take the name of Benetton Giyim Sanayi Ve Ticaret A. S., forecasts turnover in 2005 of around Euro 40 million. The development plan envisages a 50% increase in turnover in the next 5 years. In Turkey, there are currently around 100 Benetton stores in 50 cities.

On June 10, 2005 the Company finalized, with a pool of 10 banks, the negotiation of a revolving credit line for an amount of Euro 500 million, expiry 2010. The financing is floating rate, Euribor index linked, one, three or six months, with a spread of between 27.5 and 60 basis points. The loan provides for compliance with three financial covenants, to be calculated every six months based on the consolidated financial statements, namely:

- minimum ratio between Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and net financial charges of 4;

- maximum ratio between the net financial position and shareholders' equity of 1; and

- maximum ratio between the net financial position and Adjusted EBITDA of 3.5.

There are also limitations on significant business disposals and on the granting of collateral security for new loans. The pool of financing banks (all Mandated Leader Arrangers) is composed of: Banca di Roma of Capitalia Group, Banca Intesa, Banca Nazionale del Lavoro, Banco Popolare di Verona e Novara, BNP Paribas, Calyon, Citigroup Global Markets Ltd, HSBC Bank plc, Sanpaolo IMI, Unicredit Banca Mobiliare - UniCredit Banca D'Impresa. Facility Agent is BNP Paribas.

30. Reconciliation of Italian GAAP to U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Italian GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as disclosures required by U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP for the Company are quantified and described below.

Summary of significant differences between Italian GAAP and U.S. GAAP

(a) Revaluation of fixed assets and trademarks. In 1991 and prior years, certain categories of property, plant and equipment and trademarks were revalued to amounts in excess of their historical cost.

These procedures, were either authorized or made compulsory by Italian law, to give consideration to the effects of local inflation.

Revaluations were credited to shareholders' equity, and revalued assets depreciated over their remaining useful lives. U.S. GAAP does not permit the revaluation of such assets.

As of December 31, 2004, the residual gross amount of revaluation was Euro 5,125 thousand for fixed assets and Euro 2,288 thousand for trademarks.

In 1996, a Spanish subsidiary restated its tangible fixed assets by Euro 625 thousand in a monetary revaluation in accordance with local legislation (Royal Decree no. 2607/96). There is no residual gross amount as of December 31, 2004 due to the sale of the relevant assets in 2004.

The "Surplus from monetary revaluation of assets reserve", amounting to Euro 22,058 thousand, represents the original revaluation resulting from Italian and Spanish revaluations Laws.

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

The Euro 2,896 thousand adjustment in the reconciliation of shareholders' equity represents the remaining excess of revaluations for financial reporting purposes, and differs from the Euro 22,058 thousand "surplus from monetary revaluation of assets" in the statement of shareholders' equity because:

a. part of the revaluations made for legal purposes have not been recognized for consolidated financial reporting purposes, as noted above;

b. depreciation on the revalued assets;

c. sales of revalued assets; and

d. increase of capital share via release of revaluation reserves.

(b) Transaction between entities under common control. The Company entered in purchases of companies with its parent, Edizione Holding S.p.A., The prices paid were based upon independent appraisals and for Italian GAAP the excess of the purchase price over the book value was allocated to specific intangible assets and the remainder to goodwill.

Under U.S. GAAP, transactions between entities under common control should not result in gains or losses, or increases in asset carrying values. Accordingly, the excess of the purchase price allocated to intangibles and goodwill along with the related amortization expense recognized as a result of these transactions historically have been reversed in the accompanying reconciliation.

As a result of the sales transactions to third parties of the brands of sport business, the adjustment for 2002 in the accompanying reconciliation has been made to recognize the profit and loss impact resulting from the differences in carrying values between Italian GAAP and U.S. GAAP in relation to the proceeds of the sale. The adjustment for 2003 and 2004 refers to excess of the purchase price allocated to intangibles and goodwill relevant to the assets not sold.

(c) Deferred charges and start-up costs. The Group deferred certain start-up expenses mainly related to e-commerce activity and is amortizing these amounts over 5 years. Under U.S. GAAP, these expenses would have been charged to profit and loss when incurred. The accompanying reconciliation reflects the adjustment to follow U.S. GAAP.

(d) Foreign currency translation and hedging activities. The Group has adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" that establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

Under Italian GAAP and U.S. GAAP gains or losses on forward contracts undertaken to hedge receivables and payables are recognized into the income statement.

Under U.S. GAAP gains or losses arising from a change in fair value of derivative which are designated and effective as hedges of firm commitments and forecasted transactions (future sales) are reported as "Other comprehensive income" within net equity and are recognized in the income statement when the hedge item effects income.

A net unrealized gain of Euro 325 thousand (net of tax effect) arising from the mark to market evaluation of the hedging of firm commitments is reported in the reconciliation for U.S. GAAP.

A net unrealized gain of Euro 601 thousand (net of tax effect) relating to hedging of future sales and purchases accounted for in Profit and loss for Italian GAAP, has been reclassified to Net Equity, as a component of other comprehensive income for U.S. GAAP purposes.

The Company uses interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. As interest rates change, the differential paid or received under Italian GAAP is recognized in interest expense of the period. The Company's net exposure to interest rate risk primarily consists of fixed rate instruments. For U.S. GAAP purposes, the interest rate swap contracts are reflected at fair value. Changes occurring during any accounting period in the fair value of these interest rate swap contracts are recognized in earnings.

(e) Deferred income taxes. Under Italian GAAP, deferred tax assets are only recorded when they are "reasonably certain" of occurring.

Under U.S. GAAP deferred tax assets are recorded with respect to all temporary differences. A valuation allowance is recorded against a deferred tax asset when it is "more likely than not" that some portions of the deferred tax asset will not be realized. This results in a larger net deferred tax assets balance being recorded under U.S. GAAP when compared to Italian GAAP.

(f) Marketable securities. Under Italian GAAP, marketable securities are carried at the lower of cost or market value. For U.S. GAAP purposes, the Company has applied the provisions of Statement of Financial Accounting Standards no. 115, "Accounting for Certain Investment in Debt and Equity Securities (SFAS 115)", which changes the accounting for investments in marketable securities from a lower of cost or market methodology to a fair market value methodology. Under this methodology, the Company classifies its marketable securities as available for sale and held to maturity. Unrealized gains and losses for securities, classified as available for sale, are included in shareholders' equity until the securities are sold. Securities held to maturity are recorded at their amortized cost with any permanent decline in fair value reflected against the investment.

(g) Treasury shares. Under Italian GAAP, the purchase by a company of its treasury shares is accounted for as an investment and the establishment of a separate reserve within shareholders' equity. Any gain or loss derived from the sale of the shares is recognized in profit and loss. Under U.S. GAAP this purchase is accounted for as treasury shares and presented as a reduction of shareholders' equity in the balance sheet. Any gain or loss derived from the sale of the shares is recognized in the shareholders' equity. In 2004 the Company neither bought nor sold treasury shares.

(h) Leases. Under Italian GAAP, rent expenses related to operating leases are recognized in statement of income based on the amount of rent contractually owed for the year. Under U.S. GAAP the effect of any "rent holidays" and scheduled rent increases should be recognized on straight-line basis over the terms of the related operating leases.

(i) Goodwill. Effective January 1, 2002, the Group adopted SFAS no. 142 ("Goodwill and other Intangible Assets"), which established new accounting and reporting requirements for goodwill and other intangible assets. FAS 142 requires that goodwill amortization be discontinued and replaced of periodic test of impairment. Under Italian GAAP goodwill is amortized on a straight-line basis in relation to the residual economic useful lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

(l) Restructuring expenses. The Company recorded provisions for costs to terminate operating leases or other contracts before the end of the contract term relating to the closure or divesture of facilities. Under Italian GAAP such provisions are recorded when the plans for store closures or sales have been decided by management.

Under U.S. GAAP, according to SFAS No. 146, "Accounting for Costs related to Exit or Disposal Activities" ("SFAS No. 146") a provision for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. Application of these provisions can result in differences in both the timing and amount of restructuring charges recognized under U.S. GAAP as compared to Italian GAAP.

(m) Pension Plan. Under Italian GAAP, in 2002, the additional minimum liability was recognized directly in profit and loss accounts. Under SFAS no. 87 the relevant amount was recognized directly in shareholders' equity. In 2003, as a consequence of a liquidation of the pension plan for U.S. GAAP, this amount is recognized in profit and loss accounts.

(n) Stock based compensation. Under Italian GAAP, there is no specific accounting principle or established method for accounting for stock option plans. Stock option plans are not recorded within the financial statements; only a narrative disclosure is provided. The Group records stock-based compensation such as awards of stock options as an issuance of stock when an employee exercises the options.

Under U.S. GAAP, the Group adopted the fair value recognition provisions of SFAS 123 for the only stock option plan granted in 2004. Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period.

(o) Impairment of long-lived Assets. Under Italian GAAP, long-lived assets are subject to impairment tests when circumstances indicate that a permanent impairment may exist. In determining whether permanent impairments exist, the Company groups its assets at the country level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its fair value, which is generally measured based on discounted cash flows, an impairment loss is recognized in an amount equal to the difference.

Due to the fact that measuring for impairment under Italian GAAP is on acountry level versus at the store value level under U.S. GAAP, impairment under U.S. GAAP results in a greater impairment amount.

Under U.S. GAAP, long-lived assets are subject to periodic impairment tests when circumstances indicate that an impairment may exist. In determining whether impairments exist, the carrying value of the asset is compared to the undiscounted cash flows associated with the asset. The Company groups its assets at the lowest level of identifiable cash flows, at store level, consistent with the approach that management reviews the business. Only if an asset's (or asset group's) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized in an amount equal to the amount by which the asset's carrying amount exceeds its fair value, which is generally measured based on discounted cash flows. Long-lived assets are reported at the lower of carrying amount or fair value.

(p) Extraordinary items. Under Italian GAAP, extraordinary items include both items of a recurring and non-recurring nature. Recurring items reported as extraordinary items under Italian GAAP include gains and losses on disposal of fixed assets and non-recurring items such as severance, exit cost, adjustments of prior year accruals. The definition of extraordinary items under U.S. GAAP is more restrictive. All items recorded by the Company would not qualify as extraordinary. However this reclassification does not impact the U.S. GAAP reconciliation of net income

Reconciliation of consolidated net income (loss) and shareholders' equity from Italian GAAP to U.S. GAAP
		(thousands of Euro) (1)
		2002	2003	2004
	Net income:
	Net income/(loss) as reported under Italian GAAP	(9,861)	107,874	123,074

(a)	Revaluation of fixed assets and trademarks	381	34	189
(b)	Transaction of companies under common control	72,200	2,521	2,423
(c)	Deferred charges and start-up costs	2,786	67	3,676
(d)	Derivative instruments	(1,974)	6,208	4,380
(e)	Deferred income taxes	-	-	7,146
(f)	Marketable securities	(2,322)	49	(43)
(g)	Elimination of gain on sale of treasury shares	(5)	-	-
(h)	Leases	(613)	3,890	(1,093)
(i)	Goodwill amortization	1,013	2,057	657
(l)	Restructuring expenses	-	11,085	(1,662)
(m)	Pension plan	4,000	(4,000)	-
(n)	Stock based compensation	-	-	(722)
(o)	Impairment of long lived assets	-	-	(35,950)
	Tax effect of reconciling adjustments	(92)	(3,243)	4,897
	Net income in accordance with U.S. GAAP	65,513	126,542	106,972
	Basic and diluted earnings per share amounts in accordance with U.S. GAAP	0.36	0.70	0.59
	Earnings per share basic and diluted	0.36	0.70	0.59

	Group interest in Shareholders' equity (2):
	Balance as reported in the consolidated balance sheets		1,173,861	1,230,320

	Items increasing (decreasing) shareholders' equity:
(a)	Revaluations of fixed assets and trademark		(3,085)	(2,896)
(b)	Transaction of companies under common control		(24,118)	(21,695)
(c)	Deferred charges and start-up costs		(7,361)	(3,685)
(d)	Derivatives instruments		(8,553)	(4,823)
(e)	Deferred income taxes		-	7,146
(f)	Unrealized gain on securities available for sale		255	294
(h)	Leases		-	(1,093)
(i)	Goodwill		3,070	3,727
(l)	Restructuring expenses		10,453	8,688
(o)	Impairment of long lived assets		-	(35,950)
	Tax effect of reconciling adjustments		5,991	11,387
	Balance in accordance with U.S. GAAP		1,150,513	1,191,420

(1) Except per share data, which are in Euro.

(2) Group interest in the Shareholders' equity does not include minority interest.

> Comprehensive income

Since 1998, the Company has adopted SFAS 130 "Reporting Comprehensive Income"; the components of comprehensive income for U.S. GAAP purposes are as follows:
(thousands of Euro)	12.31.2002	12.31.2003	12.31.2004
Net income in accordance with U.S. GAAP	65,513	126,542	106,972

Other comprehensive income:
- foreign currency translation adjustments	(15,831)	(11,331)	2,616
- unrealized gains/(losses) on available for sale securities	1,639	(75)	55
- change in fair value of derivative designated as hedges	150	(104)	(466)
- pension plan: minimum liability	(2,236)	2,236	-
Comprehensive income	49,235	117,268	109,177

All amounts are presented net of related tax effects, if any.

 Disclosure of Accumulated other comprehensive income:
(thousands of Euro)	Foreign currency translation	Unrealized gains/(losses) on securities	Change in fair value of derivative designated as hedges	Accumulated other comprehensive income
Balance as of January 1, 2002	15,214	(1,434)	1,346	15,126
Current-period change	(15,831)	1,639	150	(14,042)
Balance as of December 31, 2002	(617)	205	1,496	1,084
Current-period change	(11,331)	(75)	(104)	(11,510)
Balance as of December 31, 2003	(11,948)	130	1,392	(10,426)
Current-period change	2,616	55	(466)	2,205
Balance as of December 31, 2004	(9,332)	185	926	(8,221)

 Statements of changes in Shareholders' equity
(thousands of Euro)	Common shares	Share Capital	Additional paid-in capital	Deferred compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income	Treas. shares	Consolidated Shareholders' equity
BALANCES, January 1, 2002	181,558,811	236,026	56,574	-	814,269		15,126	(22,607)	1,099,388
Stock split								22,607	22,607
Translation adjustment						(15,831)	(15,831)		(15,831)
Unrealized gains/(losses) on available securities						1,639	1,639		1,639
Minimum liability						(2,236)	(2,236)		(2,236)
Dividends declared/paid					(74,439)				(74,439)
Change in fair value of derivative designated as hedges						150	150		150
Net income					65,513	65,513			65,513
Comprehensive income						49,235
BALANCES, December 31, 2002	181,558,811	236,026	56,574	-	805,343		(1,152)	-	1,096,791
Stock split
Translation adjustment						(11,331)	(11,331)		(11,331)
Unrealized gains/(losses) on available securities						(75)	(75)		(75)
Minimum liability						2,236	2,236		2,236
Dividends declared/paid					(63,546)				(63,546)
Change in fair value of derivative designated as hedges						(104)	(104)		(104)
Net income					126,542	126,542			126,542
Comprehensive income						117,268
BALANCES, December 31, 2003	181,558,811	236,026	56,574	-	868,339		(10,426)	-	1,150,513
Stock split
Translation adjustment						2,616	2,616		2,616
Unrealized gains/(losses) on available securities						55	55		55
Stock based compensation			5,816	(5,094)					722
Dividends declared/paid					(68,992)				(68,992)
Change in fair value of derivative designated as hedges						(466)	(466)		(466)
Net income					106,972	106,972			106,972
Comprehensive income						109,177
BALANCES, December 31, 2004	181,558,811	236,026	62,390	(5,094)	906,319		(8,221)	-	1,191,420

> Recent Accounting Pronouncements

> SFAS No. 123, Share-Based Payment (Revised 2004)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates using the intrinsic value method of accounting in APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123 (R) is effective for reporting periods after June 15, 2005. The Company is in the process of determining the impact FASB Statement No. 123R will have on its consolidated financial statements.

> SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4."

In November 2004, the FASB issued SFAS No. 151 ("SFAS 151"), "Inventory Costs an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant impact on the Company's consolidated financial position or results of operations. The Company is in the process of determining the impact SFAS 151 will have on its consolidated financial statements.

> SFAS No. 153, "Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29. This Statement addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is in the process of determining the impact SFAS No. 153 will have on its consolidated financial statements.

> Earnings per Share an Amendment to FASB Statement No. 128

In December 2004, the FASB decided to postpone the issuance of their final standard on earnings per share ("EPS") entitled "Earnings per Share an Amendment to FASB Statement No. 128." The final standard is expected to be issued in 2005. The proposed amendment would require changes to the treasury stock method of computing fully diluted EPS. The impact of the proposed standard on the financial results is not expected to be material. Once the final standard is issued, the Company will assess the impact of the Amendment to FASB Statement No. 128 on its consolidated financial statements.

SFAS No.154, "Accounting Changes and Error Correction"

In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Correction" and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognized by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. The Company is in the process of determining the impact SFAS No. 154 will have on its consolidated financial statements.

31. Companies and groups included in the consolidation as of December 31, 2004
Name of the company	Location	Currency	Share capital	Group interest
Companies and groups consolidated on a line-by-line basis:

Parent Company
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	236,026,454.30

Italian subsidiaries
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100%
Olimpias S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100%
_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100%
Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100%
_ Colors Magazine S.r.l.	Ponzano Veneto (Tv)	Eur	1,549,370.69	100%
Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100%
Società Investimenti e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100%
_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Eur	10,516,456	100%
Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100%

Foreign subsidiaries
Benetton Deutschland GmbH	Munich	Eur	2,812,200	100%
Benetton Australia Pty. Ltd.	Sydney	Aud	500,000	100%
Benetton Holding International N.V. S.A.	Amsterdam	Eur	92,759,000	100%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100%
_ Benetton Austria GmbH	Salzburg	Eur	3,270,277.54	100%
_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190	100%
_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100%
_ Benetton Textil - Confeccao de Texteis S.A.	Maia	Eur	100,000	100%
_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100%
_ Benetton Croatia d.o.o.	Osijek	Hrk	2,000,000	100%
_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100%
_ Benetton Trading S.à r.l.	Sahline	Tnd	20,000	100%
_ DCM Benetton India Ltd.	New Delhi	Inr	109,241,000	100%
_ Benetton Trading USA Inc.	Lawrenceville	Usd	379,148,000	100%
_ United Colors of Benetton Do Brasil Ltda.	Curitiba	Brl	78,634,578	100%
_ Benetton Japan Co. Ltd.	Tokyo	Jpy	400,000,000	100%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100%
_ Benetton Finance S.A.	Luxembourg	Eur	181,905,390	100%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100%
_ Benetton Real Estate Belgique S.A.	Brussels	Eur	14,500,000	100%
_ Benetton Real Estate Austria GmbH	Vienna	Eur	2,500,000	100%
_ Benetton Trading S.à r.l.	Paris	Eur	99,495,711.60	100%
_ Benetton Realty France S.A.	Paris	Eur	94,900,125	100%
_ Benetton France Commercial S.A.S.	Paris	Eur	10,000,000	100%
_ Benetton Realty Russia O.O.O.	Moscow	Rur	64,600,000	100%
_ Benetton Realty Portugal Imobiliaria S.A.	Maia	Eur	100,000	100%
_ Benetton Realty Spain S.L.	Barcelona	Eur	15,270,450	100%
_ Benetton Real Estate Spain S.L.	Barcelona	Eur	150,250	100%
Benetton International S.A.	Luxembourg	Eur	2,500,000	100%
_ Benetton Retail Deutschland GmbH	Munich	Eur	2,000,000	100%
_ New Ben GmbH	Frankfurt	Eur	5,000,000	51%
_ Benetton Retail Ungheria Kft.	Nagykallo	Huf	50,000,000	100%
_ Benetton Retail (1988) Ltd.	London	Gbp	56,800,000	100%
_ Benetton Retail Spain S.L.	Barcelona	Eur	10,180,300	100%
_ Benetton 2 Retail Comércio de Produtos Têxteis S.A.	Maia	Eur	500,000	100%
Benetton USA Corp.	Wilmington	Usd	84,654,000	100%
Investments in subsidiary companies carried at equity:
_ Benetton Slovakia s.r.o.	Dolny Kubin	Svk	135,000,000	100%
_ Benetton Argentina S.A.	Buenos Aires	Arp	500,000	100%

Investments in subsidiary and associated companies carried at cost:
_ Consorzio Generazione
Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.3%

32. Other additional information

The financial statements have been reclassified from the original Italian statutory financial statement presentation in order to conform more closely to the format of international financial statements. Reclassifications concerned essentially a different aggregation of certain items that were distinguished between current and non-current, as well as the reclassification of the statement of income.
Consolidated balance sheets reclassified according to financial criteria

	(thousands of Euro)
ASSETS	12.31.2003	12.31.2004
Current assets
Cash and banks	324,835	260,196
Marketable securities	27,289	117,879
Differentials on forward transactions	10,000	6,857
Financial receivables	7,298	9,167
	369,422	394,099

Accounts receivable
Trade receivables	848,508	755,082
Other receivables	297,220	249,328
less - Reserve for doubtful accounts	(95,870)	(97,642)
	1,049,858	906,768

Assets due to be sold	8,088	7,840
Inventories	233,736	255,436
Accrued income and prepaid expenses	15,842	13,367
	257,666	276,643
Total current assets	1,676,946	1,577,510

Financial fixed assets
Equity investments	20,514	5,116
Securities held as fixed assets	9	223
Guarantee deposits	15,832	16,715
Medium/long-term financial receivables	30,615	28,273
Other non-current receivables	8,662	44,436
Total financial fixed assets	75,632	94,763

Tangible fixed assets
Real estate	641,966	703,449
Plant, machinery and equipment	327,409	305,636
Office furniture, furnishings and electronic equipment	100,269	112,655
Vehicles and aircraft	22,817	22,366
Construction in progress and advances for tangible fixed assets	17,019	3,724
Finance leases	13,913	13,259
less - Accumulated depreciation	(409,553)	(419,293)
Total tangible fixed assets	713,840	741,796

Intangible fixed assets
Licenses, trademarks and industrial patents	28,225	25,041
Deferred charges	202,800	184,392
Total intangible fixed assets	231,025	209,433
TOTAL ASSETS	2,697,443	2,623,502

	(thousands of Euro)
LIABILITIES AND SHAREHOLDERS' EQUITY	12.31.2003	12.31.2004
Current liabilities
Due to banks	33,879	19,924
Bonds	-	300,000
Short-term loans	1,339	4,985
Current portion of medium/long-term loans	1,567	1,101
Current portion of lease financing	4,977	6,007
Accounts payables	331,563	284,011
Other payables, accrued expenses and deferred income	91,364	93,422
Reserve for income taxes	126,514	14,113
Total current liabilities	591,203	723,563

Medium/long-term liabilities
Bonds	300,000	-
Medium/long-term loans net of current portion	502,269	501,180
Other medium/long-term liabilities	3,330	41,343
Lease financing	21,834	17,748
Reserve for employee termination indemnities	49,774	51,518
Other reserves	42,373	50,990
Total medium/long-term liabilities	919,580	662,779

Minority interests in consolidated subsidiaries	12,799	6,840

Shareholders' equity
Share Capital	236,026	236,026
Additional paid-in capital	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058
Other reserves and retained earnings	762,986	801,868
Translation differences	(11,657)	(9,280)
Net income/(loss) for the year	107,874	123,074
Total Shareholders' equity	1,173,861	1,230,320
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,697,443	2,623,502

Consolidated statement of income with revenues and cost of sales reclassified for the years ended December 31, 2002, December 31, 2003 and December 31, 2004
	(thousands of Euro)
	2002	2003	2004
Revenues	1,991,823	1,858,983	1,686,351

Cost of sales
Material and net change in inventories	595,686	528,315	438,992
Payroll and related costs	101,045	90,786	86,977
Subcontract work	350,840	364,291	340,217
Industrial depreciation and amortization	33,053	24,075	21,118
Other manufacturing costs	43,817	41,731	42,046
	1,124,441	1,049,198	929,350

Gross operating income	867,382	809,785	757,001

Selling, general and administrative expenses
Payroll and related cost	142,126	121,424	125,181
Distribution and transport	31,544	31,687	29,988
Sales commission	92,112	82,622	73,573
Advertising and promotion	101,926	69,477	53,714
Depreciation and amortization	99,812	79,178	78,447
Other expenses	157,215	193,818	178,894
	624,735	578,206	539,797

Income from operations	242,647	231,579	217,204

Other income/(expenses)
Foreign currency gain/(loss), net	8,607	9,652	165
Interest income	32,807	28,780	21,816
Interest expenses	(73,241)	(60,213)	(45,402)
Other income/(expenses), net	(161,829)	(44,480)	(29,448)
	(193,656)	(66,261)	(52,869)

Income before taxes and minority interests	48,991	165,318	164,335

Income taxes	57,243	56,399	41,754

Income/(Loss) before minority interests	(8,252)	108,919	122,581

Minority interests in (income)/loss	(1,609)	(1,045)	493

Net income/(loss) for the year	(9,861)	107,874	123,074

Valuation and qualifying accounts as of December 31, 2002, December 31, 2003 and December 31, 2004
(thousands of Euro)

Description	Balance at beginning of Period	Additions charged to Profit/Loss	Other (1)	Deductions	Balance at end of Period
Deducted in the Balance Sheets from the assets to which it applies:

Allowance for doubtful accounts
2002	67,326	23,061	(2,241)	(15,673)	72,473
2003	72,473	48,430	(686)	(24,347)	95,870
2004	95,870	39,240	(3,606)	(33,862)	97,642

Inventory valuation reserve
2002	13,186	16,321	(806)	(10,725)	17,976
2003	17,976	5,341	(626)	(14,207)	8,484
2004	8,484	14,414	(149)	(4,938)	17,811

Other reserves
- Reserve for other provisions and exchange fluctuation
2002	740	25,681	-	(740)	25,681
2003	25,681	11,085	(2,802)	(16,610)	17,354
2004	17,354	25,668	(2,067)	(13,423)	27,532
- Risk reserve
2002	9,151	8,431	(368)	(3,305)	13,909
2003	13,909	4,058	2,295	(11,027)	9,235
2004	9,235	4,510	2,360	(6,991)	9,114
- Taxation reserve
2002	3,080	5,005	-	-	8,085
2003	8,085	3,024	16	(8,086)	3,039
2004	3,039	23	-	(3,016)	46
- Reserve for agents' termination indemnities
2002	7,242	3,065	(120)	(996)	9,191
2003	9,191	4,806	11,500	(12,752)	12,745
2004	12,745	2,365	-	(812)	14,298

Total other reserves
2002	20,213	42,182	(488)	(5,041)	56,866
2003	56,866	22,973	11,009	(48,475)	42,373
2004	42,373	32,566	293	(24,242)	50,990

(1) Represents balances of acquired companies, transfers from other reserve accounts and the effect of translation adjustment.

(2) Represents write-offs of uncollectible accounts.

Item 18: Financial Statements. Not applicable

Item 19: Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Articles of Association of Benetton Group S.p.A. approved by the Shareholders' Meeting on May 16, 2005, is incorporated herein by reference.

2.1 Benetton agrees to provide the Securities and Exchange Commission, upon request, the Deposit Agreement among Benetton Group S.p.A. and Morgan Guaranty Trust Company of N.Y. as depositary and all holders from time to time of American Depository Receipts issued under the Deposit Agreement dated as of February 2, 1987 filed with the SEC on December 31, 2000 under Form 20-F.

4.1 Material contract:

- Share Purchase Agreement between Benetton International SA (Luxembourg) and Boyner Holding A.S. (Turkey);

- Revolving Credit Facility Agreement.

4.2 Stock Option Plan, is incorporated herein by reference.

5.1 Benetton agrees to provide the Securities and Exchange Commission, upon request, with a list showing the number and a brief identification of each material foreign patent for an invention not covered by a United States patent.

8.1 Significant subsidiaries as of the end of the year covered by this report: See "Organizational structure" in "Item 4. Information on the Company."

12.1 Section 302 Certification of Chief Executive Officer.

12.2 Section 302 Certification of Chief Financial Officer.

13.1 Section 906 Certification.

15.1 Procedure for reporting complaints to the Internal Audit Committee (Whistleblowers).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BENETTON GROUP S.P.A.

/s/ LUCIANO BENETTON

_______________________

LUCIANO Benetton

Chairman

Date: June 28, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2004

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

Article 2: REGISTERED OFFICE

The address of the Company's registered offices is Via Villa Minelli 1, Ponzano Veneto (Treviso - Italy).

The Company may establish and close down auxiliary, administrative, representative and other offices and branches, both in Italy and abroad. The domicile of each shareholder, insofar as the latter's dealings with the Company are concerned, is for all legal effects the address recorded in the Stockholders' Register.

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

The company can also perform the above activities via subsidiary companies.

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

The Board of Directors, for the maximum period of five years as from September 9, 2004, the date of the shareholders' delegation resolution, pursuant to Article 2443 of the Italian Civil Code, has the power to increase, in one or more instalments, the capital stock by a maximum total amount of EURO 6,500,000.00 via the issue of 5,000,000 ordinary shares, with normal entitlement, to be offered for subscription to employees of Benetton Group SpA and of subsidiary companies to be identified, by the Board of Directors, among managers vested with the most important strategic functions, with exclusion of option rights as per Article 2441, last paragraph, of the Italian Civil Code.

These shares will be subscribed at a price equivalent to the par value of EURO 1.30 each besides the premium determined at the time of allocation of the stock options, based on the arithmetical average of posted prices at the Borsa Valori di Milano (Milan Stock Exchange) in the period going from the day of allocation of the options to the employee to the same day in the previous calendar month.

The rights to subscribe such shares will be personal and will not be transferable inter vivos.

The resolutions of the Board of Directors, within the terms fixed by the latter for subscription of the shares, shall envisage that, if the increase decided upon is not subscribed within the term set for this purpose on each occasion, capital stock will be increased by an amount equal to the subscriptions collected up to expiry of the term in question.

The Board of Directors is vested with all powers concerning issue of the new shares to be issued pursuant to the aforementioned resolution and to make consequent amendments to the present article, in order to align the quantities of shares representing capital stock.

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

Article 8: APPROVAL OF THE FINANCIAL STATEMENTS

The Board of Directors may call General Meetings to be held at the Company's registered offices, or elsewhere in Italy. An annual general meeting must be called to approve year-end financial statements within 120 (one hundred and twenty) days after the end of the company's financial year.

If the company is mandatorily required to prepare consolidated financial statements, or if special needs relating to the company's organisation or business purpose make it necessary, the term for holding the annual general meeting is extended to180 (one hundred and eighty) days, subject to a resolution to this effect by the Board of Directors.

Article 9: STOCKHOLDERS' MEETINGS

All General Meetings shall be either ordinary or extraordinary general meetings.

As an alternative to publication in the Gazzetta Ufficiale (Italian Official Gazette), stockholders' meetings can be called by means of a notice published in the "Il Sole 24 Ore" daily newspaper or, possibly, in the "Il Corriere della Sera" or "La Repubblica" daily newspapers, but in any case within the terms provided by law.

Stockholders who present certification issued by intermediaries, as per current regulations, at least 2 (two) days before the date fixed for the meeting, have the right to attend the stockholders' meeting.

The Shares will once again become available after the meeting has taken place.

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

If neither the Chairman nor any Vice-Chairman of the Board of Directors are present, the members present shall elect a Chairman.

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

Article 14: THE BOARD OF DIRECTORS

The Company shall be administered by a Board of Directors composed of between three and fifteen directors, who need not be members. The first directors shall be nominated in the act of incorporation; subsequently they shall be appointed by the General Meeting where their number will be fixed.

The members of the Board of Directors shall be appointed for a period not exceeding three company financial years. They lapse from office on the date of the annual general stockholders' meeting held to approve the annual report and accounts relating to the last financial year of their office and can be reappointed.

The entire Board shall be dissolved if the number of members falls below half that fixed. In this case, the Board of Statutory Auditors shall call a General Meeting for the appointment of a new Board of Directors.

Article 15: CHAIRMANSHIP, LOCATION AND MEETING PROCEDURES OF THE BOARD

The Board elects from amongst its members a Chairman and one or more Vice Chairmen who stand in for the case of his absence or impediment, as well as a Secretary who does not have to be a member of the Board. The Board meets at the registered office or elsewhere in conformity with the indications in the notice of calling when the Chairman considers it appropriate, or at the request of at least three Directors, with the exception of the matter provided in article 19 of these Articles of Association.

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

Article 16: POWERS OF THE BOARD OF DIRECTORS

The Board of Directors is invested with the widest possible powers for the ordinary and extraordinary administration of the Company and therefore has the power to accomplish all those deeds that it deems appropriate for the implementation and achievement of corporate purposes, excluding only those that the law and the Articles of Association reserve for the stockholders' meeting.

The Board of Directors is also assigned competence for decisions concerning the following matters:

- Mergers in the cases provided by Articles 2505 and 2505-bis of the Italian Civil Code

- The opening or closing of secondary seats

- Reduction of share capital in the case of shareholder withdrawal

- Adaptations to the Articles of Association to align them with regulatory requirements

- Transfer of the company's registered office within the national territory.

The Board of Directors can delegate its powers to one or more of the Directors who will exercise them, jointly or severally, in conformity with decisions taken by the Board of Directors.

The Board of Directors may also entrust part of its authority to an Executive Committee made up of certain Board members.

The Managing Director and the Executive Committee, if created, report to the Board of Directors and to the Board of Statutory Auditors on general operating performance and on its foreseeable trend, as well on the transactions more important, by virtue of their proportion or characteristics, undertaken by the company and its subsidiaries. They also report on transactions featuring potential conflict of interest.

This report is made during the meetings of the Board of Directors or of the Executive Committee and, in any case, at least every three months; in particular circumstances, the report may also be made in writing to the Chairman of the Board of Statutory Auditors.

Article 17: LEGAL REPRESENTATION

The Chairman of the Board of Directors shall be the company's legal representative, including representation in court proceedings. If the Chairman is absent or unable to perform his duties, the designated Vice-Chairman or, in lack of designation, each of the Vice-Chairmen separately, shall be the Company's legal representative.

The Managing Directors, employees and third parties also represent the Company in dealings with third parties and in court proceedings, to the extent of the powers delegated to them.

Article 18: DIRECTORS' REMUNERATION

The Directors and the members of the Executive Committee, if appointed, shall be entitled to such total remuneration as the General Meeting may determine.

Article 19: BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors consists of three standing members and two alternate members, who can be re-appointed, and who remain in office for three company financial years, lapsing from office on the date of annual general stockholders' meeting held to approve the annual report and accounts relating to the last financial year.

It is possible for meetings of the Board of Statutory Auditors to be held via videoconference or teleconference, on condition that all participants can be identified and are able to follow the debate and take part in discussion of the topics addressed in real time. If these requirements are met, the meeting of the Board of Statutory Auditors is considered to be held wherever the President is, and where, in addition, the secretary must also be to permit the drafting and signature of the relevant minutes.

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

The two standing members and the one alternate member, listed in consecutive order, who obtained the highest number of votes, are elected; the third standing member and the other alternate member will be the first and second candidate respectively of the list, who had the highest number of votes after the first.

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

Article 20: FINANCIAL YEAR

The Company's financial year ends on December 31 each year.

Article 21: NET INCOME

Except as otherwise resolved by the General Meeting, net income for the year, after providing 5% to the legal reserve to the extent required by law, shall be divided proportionally among the members on the basis of the number of shares held.The Board of Directors may declare the distribution of interim dividends, within legally established limits.

Article 22: WINDING-UP AND LIQUIDATION

The General Meeting, upon the winding up of the Company for whatever reason, shall determine how the liquidation will be conducted, and shall appoint one or more liquidators, determine their powers and fix their remuneration.

EXHIBIT 4.1

Share Purchase Agreement

Between

Benetton International SA- Luxembourg

and

Boyner Holding A.s. TURKEY

Relating to the sale and transfer of 50% shares of Bofis Boyner Marka ve Iletisim Ticaret Anonim Sirketi.

CONTENTS

EXHIBIT 1.1/A ACCOUNTS OF THE COMPANY

EXHIBIT 1.1/B BENETTON BRANCH ACCOUNTS AS OF 31.12.2004

EXHIBIT 1.1/C 1- FIXED ASSETS

2- INVENTORY

3- ACCOUNTS RECEIVABLE

4- ACCOUNTS PAYABLE

5- EMPLOYEES

6- LEASE AGREEMENTS

7- RETAILER AGREEMENTS

8- UTILIZATION AGREEMENTS

9- DIRECTLY OPERATED STORES

EXHIBIT 5.4 (iii) DUE TRANSFER ACKNOWLEDGEMENT BY BOYNER

EXHIBIT 6.4 (iv) BANK ACCOUNTS

THIS Agreement is dated April 5th 2005 and made

BETWEEN:

Benetton International S.A., a private company duly established and validly existing under the laws of Luxembourg, with its registered office at 1, Place d'Armes, L-1136, Luxembourg ("Benetton");

and

Boyner Holding Anonim Sirketi a joint stock corporation duly established and validly existing under the laws of the Republic of Turkey, with its registered office at Eski Buyukdere Caddesi No 22/16 Park Plaza, Maslak Istanbul, 34398 Turkiye ("Boyner Holding").

(Each of Benetton and Boyner Holding individually, a "Party" and collectively, the "Parties").

Background:

WHEREAS, Boyner Holding is the owner of 49.970.000 shares with a nominal value of 1.000 TL each, representing 99.94% of all 50.000.000 shares of Bofis Boyner Marka ve Iletisim Ticaret Anonim Sirketi, a joint stock corporation duly incorporated and validly existing under the laws of the Republic of Turkey, with its registered office at Eski Büyükdere Caddesi Park Plaza No.22 K.4-5 Maslak, Sariyer, Istanbul, Turkey (the "Company" or "Bofis")

WHEREAS, the Company is currently a dormant company to which Benetton Branch of Business (as defined hereinbelow) shall be transferred by BBA, a wholly controlled company of Boyner Holding;

WHEREAS, subject to the terms and conditions of this Agreement, Boyner Holding desires to sell to Benetton and Benetton desires to purchase from Boyner Holding 25.000.000 shares with a nominal value of 1.000 TL each, representing 50% of all shares of the Company,

Now, therefore, the Parties hereto mutually covenant and agree as follows:

I. INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, each of the terms set forth in this Article shall have the following meaning:

"Accounting Principles" shall mean the relevant principles of bookkeeping and preparation of financial statements in Turkish Lira in accordance with the relevant Turkish legislation and International Accounting Standards.

"Accounts" shall mean the Accounts of the Company as of 31.12.2004 a copy of which is attached hereto as Exhibit 1.1/A.

"Accounts Date" shall mean, December 31st 2004.

"Applicable Law" shall mean the Turkish Law.

"Arbitration" shall mean the settlement of disputes under the rules of Arbitration of the International Chamber of Commerce ("ICC") by one or more arbitrators appointed in accordance with such rules.

"Statutory Accounts" shall mean in relation to any financial year of the Company:

  the balance sheet of the Company in respect of that financial year; and

  the profit and loss account of the Company in respect of that financial year together with any notes, reports or statements included in or annexed to them.

"Affiliate/s" means, with respect to any Person, any person, corporation or entity:

  which owns or controls, directly or indirectly, more than 50% of the voting rights of that Person; or

  of which more than 50% of the voting rights are owned or controlled, directly or indirectly, by that Person, corporation or entity;.

"Agreement" shall mean this Share Purchase Agreement, including all Annexes, Exhibits and schedules thereto, as the same may hereafter be amended, modified or supplemented, in writing by the Parties, from time to time. Wording such as "hereof", "hereunder", "hereto" shall mean or refer to this Agreement.

"Articles of Association" shall mean the Articles of Association of the Company.

"BBA" shall mean BBA Beymen Bogaziçi Alboy Magazacilik Tekstil Sanayi ve Ticaret Anonim Sirketi, which is an affiliate of Boyner Holding, from which the Benetton Branch of Business (as defined hereinbelow) will be transferred to the Company.

"Benetton Branch Accounts": shall mean the Accounts of the Benetton Branch of Business as of 31.12.2004 a copy of which is attached hereto as Exhibit 1.1/B and 1.1/C.

"Benetton Branch of Business" shall mean all assets and liabilities reflected in the Benetton Branch Accounts, including but not limited to the inventories, accounts receivables, intangible and tangible fixed assets, employees, lease agreements, retailer agreements, service and maintenance agreements, software agreements, procurement agreements and other agreements in relation to the Benetton related business of BBA as listed in Exhibit 1.1/B and 1.1/C attached herewith this Agreement.

"Board of Directors" shall mean the Board of Directors of the Company.

"Business Day" shall mean a day upon which banks are open for business in the Republic of Turkey.

"Closing" and "Closing Date" shall mean within 7 days after the delivering to Benetton of the Balance Sheet of Bofis as of the Transfer Date. This Balance Sheet of Bofis shall be released within 5 days after the Transfer Date.

At the Closing date Parties shall execute:

- the material delivery of the Shares by Boyner Holding to Benetton,

- payment of the price of the Shares by Benetton to Boyner Holding.

At the Closing date the Parties shall also execute all the agreements and all other related activities as indicated (below in Article III, Article IV and Article V) and in the Master Agreement to which this agreement is attached;

"Competition Board" shall mean the Turkish Competition Board.

"Control" shall mean:

  the direct or indirect ownership of more than 50% of the share capital;

  the power, directly or indirectly, to direct or cause the direction of the management or policies of an entity (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise);

and "Controlling", "Controlled by" or any similar term shall be construed accordingly.

"Effective Date" or "Transfer Date" shall mean the date, which is within 7 days after the Competition Board approval on which the transfer of the Benetton Branch of Business shall take place and the transfer of Shares to Benetton by Boyner Holding will take effect.

"Encumbrances" shall mean any mortgage, pledge, assessment, security interest, defect in title, adverse claim, levy, mortgage, encumbrance, lien or charge of any kind, including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof, or any restriction or limitation on, or conflicting claim with respect to the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"Governmental Approval" shall mean any action, order, authorization, consent, license, lease, ruling, permit, tariff, rate, certification, order, exemption, filing, authorization or registration by, with or from any Governmental Authority.

"Governmental Authority" shall mean any governmental or political subdivision thereof, including, without limitation, any governmental department, commission, board, bureau, agency, regulation authority, instrumentality, judicial or administrative body, having jurisdiction over the matter or matters in question.

"License Agreement" shall have the meaning given to it under the Master Agreement as defined hereinbelow.

"Master Agreement" shall mean the agreement that governs the rights and duties of the Parties in relation to the governance and day-to-day business of the Company to which this Agreement is (attached) a part of

"Material Adverse Effect" shall mean with respect to any Person, an event or series of events having a material adverse effect on the business, condition, affairs, operations, liabilities, assets, properties or prospects of such Person or any of its Subsidiaries, individually or taken as a whole.

"Gross Asset Value" of the Benetton Branch of Business shall mean the difference of total assets and total liabilities, excluding any goodwill, on the basis of the balance sheet of the Benetton Branch of Business at the time of its transfer to the Company.

"Net Asset Value" shall mean the difference between the Gross Asset Value of the Benetton Branch of Business and the payable to BBA.

"Payable to BBA" shall mean the consideration to be paid to BBA by Bofis for the purchase of the Benetton Branch of Business.

"Person" shall mean an individual, partnership, joint venture, company, trust, unincorporated organisation, government or other entity.

"Service Agreement" shall have the meaning given to it under the Master Agreement as defined hereinbelow.

"Shares" shall mean 25.000.000 shares with a nominal value of 1.000 TL each, representing 50% of all shares of the Company to be transferred to Benetton from Boyner Holding.

"Signing Date" shall mean the date on which this Agreement is signed.

"Statutory Auditors" shall mean the statutory auditors of the Company as required under the Turkish Commercial Code.

"Taxes" shall mean with respect to any Person: in connection with the transactions, actions and activities of the Company prior to Closing, any and all liabilities in relation to any tax, duty, charge, levy, withholding or other similar imposts chargeable by any Governmental Authority in the Republic of Turkey or any other jurisdiction in which the Company carries on business activities, on or in connection with the Company or the activities of any of the foregoing, including but not limited to, the following:

  income and corporate taxes, including without limitation capital gains and withholding taxes, and any taxes payable by the Company in respect of its employees;

  stamp taxes;

  real estate taxes;

  documentary charges;

  motor vehicles and vehicle acquisition taxes;

  all municipality taxes and charges, including without limitation waste and environmental cleaning taxes;

  value added taxes;

  any fund payments or deductions;

  inheritance and transfer taxes;

  customs duties and charges; and

  social security premiums, including employer's contributions, and contributions to any involuntary savings programs initiated by any Governmental Authority.

"Transfer" shall mean the transfer of the Benetton Branch of Business from BBA to the Company.

"Turkish Lira" or "TL" and "New Turkish Lira" or "NTL" shall mean the lawful currency of the Republic of Turkey.

"EURO" means the lawful currency of the European Union.

1.2 Principles of Construction

All references to "Article" and "Articles" are to Article and Articles in this Agreement unless otherwise specified. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

II. PURCHASE AND SALE OF SHARES

The total share capital of the Company at the Closing Date issued and fully paid up is 50.000.000.000 TL. Subject to the terms and conditions of this Agreement and on the basis of the duly fulfillment of the conditions precedent and representations, warranties, covenants and agreements herein contained, Boyner Holding agrees to sell, assign and transfer to Benetton, and Benetton agrees to purchase, acquire and accept from Boyner Holding the Shares. The Shares shall be sold with full title guarantee and free from all Encumbrances and together with all rights attaching to them.

III. PURCHASE PRICE AND PAYMENT FOR THE SHARES

    Purchase Price

    The purchase price for the Shares (the "Purchase Price") payable by Benetton to Boyner Holding will be determined according to the balance sheet of the Company as of the Effective Date and shall be equal to 6,650,000 EURO (sixmillionsixhundredfiftythousand/00) (that is the 50% of the goodwill as agreed by the Parties) considering that the Net Asset Value shall be equal to 0. The Purchase Price shall be adjusted to reflect any positive or negative difference between 0 (zero) and the net equity book value of the Company at the Effective Date. To avoid any doubts the Purchase Price shall be equal to: Euro 6.650.000 + or [the 50% of the net equity book value of the Company].The Parties understand and agree that the Purchase Price has been negotiated and agreed in light of the representations, warranties, indemnities and obligations made or undertaken by Boyner Holding in this Agreement.

    The Gross Value at the Effective Date shall be determined adopting the same criteria adopted to prepare the Benetton Branch Accounts and in accordance with the Accounting Principles.

    The Net Equity Book Value at the Effective date shall be also determined adopting the same Accounting Principles.

    Payment of the Purchase Price

The payment of the Purchase Price will be made by the Benetton as follows:

  The Purchase Price shall be paid to Boyner Holding at the Closing Date through a wire transfer to a bank account to be notified in writing by Boyner Holding to Benetton.

  The Purchase Price, if necessary, shall be adjusted - on the basis of a Balance sheet of Bofis as of 31.08.05 to be released by the Company within September 2005 - considering any extraordinary costs, expenses, claims, losses, damages, contingent liabilities, non existing assets, liabilities or burdens of whatever nature, related exclusively to the activity of the Company and of the Benetton Branch of Business before the Transfer Date.

  Any payments made under this Agreement shall be paid free and clear of all deductions or withholdings unless the applicable law requires a deduction or withholding.

IV. CONDITIONS PRECEDENT

4.1 Each of the matters and actions described in this Article 4 shall individually constitute a condition precedent to the Closing, the effectiveness of this Agreement as of the Effective Date, and the payment by Benetton of the Purchase Price.

4.2 The obligation of Benetton to complete the transactions contemplated herein shall be subject to the fulfilment, at or before the Closing Date, of all of the conditions set forth below, any of which may be waived in writing by Benetton under its full discretion.

  The necessary Competition Board approval with respect to the contemplated acquisition of the Shares by Benetton shall have been duly obtained by the Parties in Turkey.

  The amendment of Articles of Association of the Company.

  The transfer of Benetton Branch of Business from BBA to the Company shall have been duly completed within 7 days following the date the Competition Board approval is obtained.

  The Company shall convene a shareholders meeting to appoint the new board of directors and auditors of the Company.

  All actions required to be taken by, or on the part of, Bofis to authorize the signing, delivery and performance of this Agreement, and the completion of the transactions contemplated hereby, shall have been duly, validly and appropriately made by Bofis.

  No Material Adverse Effect shall have been occurred to the Company and to the Benetton Branch of Business.

V. EFFECTIVE DATE AND CLOSING

5.1 All of the obligations of the Parties, at Closing, are subject to the satisfaction of each and any of the conditions precedent specified in Article 4 of this Agreement.

5.2 Solely for the purposes of determining the Parties' respective rights and obligations hereunder, the signing and delivery of the agreements, documents, and instruments described in this Article 5, and all payments to be delivered or made at the Closing, and the completion of all transactions contemplated to be completed at the Closing, shall be deemed to have taken place simultaneously, and no signing, delivery, payment or transaction shall be deemed to have occurred, been made or have taken place until all such signings, deliveries, payments and transactions have, in effect, been completed.

5.3 The Closing shall be affected as follows (it being understood that all the following actions shall be completed at Closing):

  Within 5 days after the Transfer Date Bofis shall deliver to Benetton a Balance Sheet of the Company as of the Transfer Date.

  Within 7 days after the delivery of the Balance Sheet of Bofis (Closing Date) the Purchase Price shall be paid to Boyner Holding in accordance with Article 3.2 of this Agreement.

  On Closing Date Boyner Holding shall deliver to Benetton, as of the Effective Date, temporary share certificates representing the Shares and the notarized share register and the notarized book of minutes of board resolutions in the Company, all of which shall verify Benetton as holder of the Shares together with such other instruments as shall reasonably be required by Benetton to transfer to Benetton all rights, title and interest in and to the Shares free and clear of any Encumbrances.

  On Closing Date all members of the Board of Directors of the Company shall have resigned, effective as of the Closing Date. Benetton together with Boyner Holding shall be entitled to designate (and Boyner Holding shall have procured the appointment of) the new members of the Board of Directors of the Company effective as of the Closing Date as contemplated in the Master Agreement, it being understood that the names of such directors will be communicated by Benetton prior to Closing. Similarly, Statutory Auditors of the Company shall have resigned and replaced by the new members that will be designated by Benetton and Boyner Holding as contemplated in the Master Agreement in accordance with Article 315 of the Turkish Commercial Code.

5.4 Deliveries of Boyner Holding at the Closing Date

At Closing Date, Boyner Holding shall deliver to Benetton:

  Letters of resignations and release and waiver of claims signed by all members of the respective Boards of Directors of the Company with effect as of the Closing Date in a form satisfactory to Benetton acknowledging, among others that each such member has no claim against the Company for fees or compensation for loss of office.

  A copy of unanimous resolution of the Board of Directors of Boyner Holding (certified by a notary public) approving the transfer of Shares and registration thereof in the name of Benetton in the share-book of the Company so that Benetton may become the legitimate owner of the Shares.

  An acknowledgement letter between Boyner Holding, BBA and Bofis in the form set out in Exhibit 5.4 (iii) attached herewith to this Agreement stating that Benetton Branch of Business was duly and fully transferred to the Company and confirming the main terms and conditions of the Transfer of the Benetton Branch of Business from BBA to Bofis.

  A statement dated on the Closing Date, certified by an authorised officer of Boyner Holding and appropriate official documentation evidencing that all conditions set forth in Articles 4 and all other obligations of Boyner Holding arising from this Agreement have been fulfilled.

  A statement dated on the Closing Date, certified by an authorised officer of Boyner Holding stating that each of the representations and warranties of Boyner Holding contained in this Agreement that have not otherwise been waived by Benetton being true and correct as of the Closing Date.

5.5 Deliveries of Benetton at the Closing Date

At Closing Date, Benetton shall deliver to Boyner Holding:

  A notarized and apostilled certificate of incumbency or a power of attorney for the officer(s) of Benetton who have signed this Agreement on behalf of Benetton, evidencing their signatory authority.

  Without prejudice to the representations and warranties contained herein, all benefits and risks with respect to the Shares shall pass to Benetton on the Closing Date upon the delivery and transfer of the temporary share certificates representing the Shares.

  No obligation under this Agreement shall be deemed to have terminated as a result of the occurrence of the Closing Date, save for obligations, which have been fully performed by the Closing Date. It is understood and agreed that if the conditions precedents are not fulfilled within 90 (ninety) days from the date of signature of this Agreement, this Agreement will be considered null and void.

  A written confirmation declaring that the conditions precedent and especially the transfer of Benetton Branch of Business are duly completed.

  As soon as practicable, but no later than 6 month(s) following the Closing Date, the Company shall notify the Foreign Investment General Directorate of the Undersecretariat of Treasury for notification purposes that the purchase of the Shares has been completed and shall submit the standard form document in evidence thereof.

VI. REPRESENTATIONS AND WARRANTIES OF BOYNER HOLDING

6.1 Boyner Holding represents and warrants to Benetton the following and acknowledges that such representations and warranties are true and correct at the date hereof and shall be true and correct as of the Closing Date and further acknowledges that Benetton is relying on such representations and warranties in connection with the purchase of the Shares.

To avoid any doubts, each and all of the representations and warranties stated hereinbelow are also and especially applicable to all relevant aspects of Benetton Branch of Business to be transferred to the Company and any reference to the Company in this Article VI shall also cover as far as possible the Benetton Branch of Business.

6.2 No Conflicts, Authorizations

  Boyner Holding or its representatives or their attorneys in law or in fact, have all requisite legal capacity and power to make, execute, deliver and perform this Agreement, and to complete the transactions contemplated hereunder.

  This Agreement has been duly executed and delivered by Boyner Holding or its representatives or their attorneys, as the case may be, and constitutes valid and legally binding obligations of Boyner Holding enforceable in accordance with its terms.

  Neither the execution nor the delivery of this Agreement nor the completion of the transaction contemplated hereby shall:

    conflict with or result in a breach or violation of any of the provisions of the Articles of Association (as amended or not) or other constitutional documents, by-laws or any directors' resolutions of Boyner Holding or the Company;

    violate any order, judgment, writ, injunction, decree, statute, rule or regulation applicable to Boyner Holding and the Company;

    result in a breach or violation of, result in a default or loss of a benefit under, permit the acceleration of any obligation under, or result in the creation of any security interest upon the Shares or upon any of the assets of Boyner Holding under any provision of any agreement, indenture, mortgage, license, lien, lease or other instrument or restriction of any kind to which Boyner Holding is a party or by which Boyner Holding's assets or properties are otherwise bound.

  The effect of which conflict, breach, violation, default, loss, acceleration, interest (security or otherwise) as described in points (i) to (iii) hereof, individually or in the aggregate, would have any Material Adverse Effect, directly or indirectly, on the financial condition, earnings, assets or Business of the Company.

  Boyner Holding has taken all necessary corporate action and obtained all applicable authorizations to enter into and to perform their obligations with respect to the transfer of the Shares under this Agreement and to complete the transactions contemplated hereby, and none of the corporate actions or authorizations contains any term which could prevent or hinder the performance of the obligations of the Parties, or the completion of the transactions, contemplated hereby.

  The Company is not subject to, or a party to, any by-laws, mortgage, lien, leas, license, permit, agreement, contract, legislation, order, judgment or decree or any other restriction of any kind, which would prevent the Company from conducting business upon transfer of the Shares to Benetton.

6.3 The shares of the Company and Affiliates

  The Company has an issued share capital of 50.000.000.000 TL, divided into 50.000.000 registered shares, of 1.000 TL each, all of which are fully paid up.

  All of the outstanding shares of capital stock of the Company have been validly issued and are fully paid up and there has been no loss of capital as defined under Article 324 of the TCC.

  There are no existing or outstanding options, warrants, agreements, rights, subscriptions, calls, claims, obligations or commitments of any character (exercisable now or in the future, contingent or otherwise) relating to shares capital of the Company or providing for the purchase, issuance or sale of any shares in the capital of the Company. There are no outstanding securities or other instruments of the Company, convertible into or exchangeable for shares of its capital stock or otherwise, and the Company has no commitments to allot, issue, sell, transfer or otherwise deal in any such securities or instruments.

    Shares are held free and clear of all encumbrances, including, without limitation, any voting trust, shareholders' agreement or voting agreement. The delivery to Benetton of the Shares pursuant to the provisions of this Agreement will include transfer of the Shares to Benetton free and clear of all security interests, options, equities, claims, pre-emption rights or other third party rights, restrictions and claims of every kind.

    The Company is duly incorporated and validly existing under the laws of Turkey as a joint stock corporation and have the power to own property and to carry out its respective business as currently conducted.

    The Company is registered with the Trade Registry in Istanbul (Registry Number: 437594-385176). The Company has no managing directors other than the persons named in the Trade Registry. There is no commercial enterprise pledge or other encumbrance on the Business of the Company.

    The Company is conducting the Business in compliance with all Applicable Law of each jurisdiction in which the Business is carried on.

  The Company has no Affiliates or own voting interest, participation or stake in any other company, entity or person.

6.4 Accounts

      The Accounts and Statutory Accounts and Benetton Branch Accounts are true and correct and (for Accounts and Audited Accounts) in accordance with the accounting books and records of the Company as at the Account Date. All of them (a) have been prepared in accordance with the Accounting Principles and the IAS, and (b) fairly and accurately present the assets, liabilities (including all reserves, allowances and provisions) and financial position of the Company as of the respective dates thereof and the results of operations and changes in cash flows for the periods then ended.

      Position since the Accounts Date

Since the Accounts Date there has been no Material Adverse Effect in the net asset value, the business or condition (financial or otherwise) or the results of operations of the Company and since the Accounts Date, the Company has not, except as expressly contemplated by this Agreement:

    permitted or created any security interest or restriction of any kind over any of its assets;

    sold, transferred or otherwise disposed of any assets except in the ordinary course of business;

    incurred any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business;

    Permitted or created any security interest or restriction of any kind over any of its assets having in respect of any transaction except in the ordinary course of business ;

    Sold, transferred or otherwise disposed of any assets except in the ordinary course of business;

    Made any capital expenditure or commitment therefore, except in the ordinary course of business;

    Declared or paid any dividend or made any distribution;

    introduced any new bonus or profit sharing scheme for the benefit of its employees;

    increased or made any loan to any Person, except in the ordinary course of business;

    except in the ordinary course of business accelerated the collection of granted any discounts with respect to, sold to third parties, written off as uncollectible, or written down the value of, any loans, notes or accounts receivable;

    granted any increase in the rate of wages, salaries, bonuses, profit-sharing programs or other remuneration of any executive employee or other employees, except in the ordinary course of business;

    experienced any general work stoppage or other general labor difficulty nor has any such work stoppage been threatened to the Company nor any Subsidiary;

    waived, cancelled or released any material rights of value or modified or amended any material contract, except in the ordinary course of business;

    cancelled, settled or compromised any material claim or liability, except in the ordinary course of business;

    transferred or granted any lease, licence agreement or Intellectual Property Right, except in the ordinary course of business or at market value;

    incurred any indebtedness for borrowing money (including any contingent obligation, capital liase or guarantee) except in the ordinary course of business;

    hired or taken any action with respect to the grant of any severance or termination pay to or the entering into of any employment agreement with, any employee;

    made any change in any method of accounting or auditing practice; entered into any contract, agreement, guarantee, arrangement, commitment or understanding, except in the ordinary course of business;

    passed any shareholders resolutions relating to the Company and/or either subsidiary whether during or outside of any general meeting of shareholders except those which are required in order to consummate the transactions contemplated hereby; or ;

    agreed, whether or not in writing, to do any of the foregoing.
      Accounting and Other Records

    The respective resolutions books, books of account and all other records of the Company are current, complete and accurate in all respects.

    The Board of Directors resolution book of the Company contains a complete and accurate record of all formal actions taken by the Board of Directors of the Company. All material corporate changes, including without limitation, change of the Company's Articles of Associations, have been duly and formally authorized by appropriate corporate action, and the Board of Directors and Shareholders of the Company, as the case may be, have ratified all prior actions taken by the board of directors or other authorized officers of the Company and of each Subsidiary.

(iv) Bank Accounts

At the date of execution hereof, the Company does not maintain bank accounts with the banks, other then those listed in Exhibit 6.4 (iv) and the sole signatories on such accounts are listed therein. All such accounts can be terminated forthwith, except as provided in the Company's relevant (i) loan agreements with such banks, or (ii) documents or contracts governing the creation and/or terms of such accounts. Any amounts due from such banks to the Company in connection therewith are fully collectible.

The representations under paragraphs (i), (ii) and (iii) of this Article 6.4 are also applicable as far as possible to the Benetton Branch of Business and shall be deemed that the representations and warranties stated in the said paragraphs are also given for Benetton Branch of Business.

6.5 Taxes

      The Company has filed all reports and returns with respect to Taxes which are required to be filed by them in any jurisdiction, (and no such report or return has contained any misstatement or omitted any statement of any material fact that should have been included therein) and have (other than withheld as a means of working capital management) (a) paid all Taxes as shown on such reports or returns to the extent such Taxes have become due, or (b) duly made provision or reserve for such Taxes to the extent such Taxes have not become due.

      The Company has withheld and remitted all amounts required to be withheld and remitted in any jurisdiction and has paid (other than withheld as a means of working capital management) all such amounts due to the appropriate authority on a timely basis and in the form required under the appropriate legislation.

      The Company has in all respects fully, properly and accurately kept and completed all accounts, books, registers, ledgers and financial and other material records of the Company (including but not limited to invoices and other records required for Tax purposes); there are no material inaccuracies or discrepancies of any kind contained or reflected in any of the said accounts, books, registers, ledgers or records of the Company.

(iv) There are no pending audits or investigations or pending or threatened claims relating to Taxes for which the Company may become liable and no deficiencies for any Taxes have been assessed against the Company, which remain unpaid.

6.6 Loans

There are no loan contracts and agreements, overdraft, discounted notes and similar credit facilities, to which the Company is a party, directly or indirectly, including, without limitation, off-balance sheet loans or similar financing arrangements.

6.7 Assets

  The assets of the Company and the facilities and services to which the Company have access include all material rights, properties, assets (including without limitation, intellectual property rights), facilities and services necessary for the carrying on of the business of the Company.

  Without limiting the representations and warranties as to specific classes of assets contained elsewhere in this Agreement, the Company has and shall have good and marketable title to each asset owned at the Closing Date free and clear of any pledge, Encumbrance, lien, any third party claims or charge of any kind, including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature of foregoing.

  All the plant, machinery, equipment and vehicles used by the Company are (a) in a satisfactory state of repair and are not dangerous, obsolete or in need of renewal or replacement and (b) capable of being efficiently and properly used for the purposes for which they were acquired or are retained.

The representations under this Article 6.7 are also applicable to the assets of the Benetton Branch of Business and shall be deemed that the representations and warranties stated in this Article 6.7 are also given for Benetton Branch of Business.

6.8 Debts Owed by the Company

Other than the debts in relation to the purchase of the Benetton Branch of Business, the Company does not have any outstanding borrowing or indebtedness in the nature of borrowing (other than those on terms normally obtained), other than the ones reflected in the Accounts.

6.9 Regulatory Matters

(i) Licences

    The Company has obtained all material licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business (considering the business activity of the Company after having purchased the Benetton Branch of Business)shall be carried on.

    The licences, permissions, authorisations and consents referred to in paragraph (a) above are in full force and effect, are not limited in duration or subject to any unusual or onerous conditions and have been complied with in all material respects.

    To the best knowledge of Boyner Holding, there are no circumstances which indicate that any of the material licences, permissions, authorisations or consents referred to in paragraph (a) above will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the acquisition of the Shares by Benetton or otherwise).

6.10 Employees

The representations under this Article are referred to the Effective Date.

  Exhibit 1.1/C 5 sets out or refers to a list of all employees of the Company showing, by reference to appropriate grades or categories, the remuneration payable and other benefits which the Company is bound to provide.

  To the best knowledge of Boyner Holding, there are no unusual or onerous conditions in relation to the obligations of the Company or Boyner Holding against the employees.

  Boyner Holding shall solely be liable for the full rights of employees of the Company in relation to the term of their work before the Benetton Branch of Business is transferred to the Company as referred to under Article 1.1/C 5. If the Company is held liable for such a claim of any employee as the jointly liable new employer, as the case may be, as per Article 6 of the Labour Code, the Company shall compensate such employee and in such case Boyner Holding shall compensate the Company within 7 days after any payment is made for this purpose by the Company within the amounts set forth under 1.1/C 5. Attached in Exhibit 1.1/C 5 is a list of accumulated liabilities of BBA for the employees to be transferred. Boyner Holding will be liable to pay to Bofis the amount indicated for each employee adjusted for the inflation in case such employee becomes eligible for collecting his/her severance pay. In the event that the Master Agreement is terminated for any reason and Boyner Holding ceases to be a shareholder of Bofis, Boyner Holding will pay 50% of the total accumulated liabilities of employees at the Transfer Date as identified under 1.1/C 5 to the Company.

6.11 Agreements

The representations under this Article are referred to the Effective Date.

  All lease agreements as listed in Exhibit 1.1/C 6 attached hereto shall be duly transferred to the Company, and the consent of counter parties to each respective lease agreement, as the case may be, shall be duly obtained for the transfer/assignment of the lease agreement to the Company and all necessary costs (taxes, charges and etc.), if any, that may arise due to such transfer are fully disbursed and that there are no liabilities of the Company related to the said agreements after being transferred to the Company. As per Exhibit 1.1/C 6, Benetton is aware of the fact that Category B agreements and Category C agreements shall need the Landlord consent.

  All retailers' agreements as listed in Exhibit 1.1/C 7 attached hereto are duly transferred to the Company, and the retailers of each respective retail agreement, as the case may be, were duly informed about the transfer of the retail agreement to the Company and all necessary costs (taxes, charges and etc.), if any, that may arise due to such transfer are fully disbursed and that there are no liabilities of the Company related to the said agreements after being transferred to the Company.

  All utilization agreements as listed in Exhibit 1.1/C 8 attached hereto are duly transferred to the Company, and the retailers utilizing each respective stores, as the case may be, were duly informed about the transfer of the utilization agreement to the Company and all necessary costs (taxes, charges and etc.), if any, that may arise due to such transfer are fully disbursed and that there are no liabilities of the Company related to the said agreements after being transferred to the Company.

6.12 Directly Operated Stores

(i) All directly operated stores as listed in Exhibit 1.1/C 9 attached hereto at the Closing date shall be duly transferred to the Company.

6.13 Return of Products.

The Parties hereby acknowledge and agree that the Return of Products, according to the dealer contract (from customers to the Company) related to the Benetton Branch of Business sales of Autumn-Winter 2004 and Spring-Summer 2005 collections shall be indemnified by BBA to the Company. The indemnity payment terms and conditions shall be the same as the terms and conditions binding the Company to the customers. The Parties agree that the amount of the indemnity shall be determined based on the differences between the original sales value of the goods returned and the related Company cost of goods (loss of gross profit).

Boyner shall take and cause and permit to be taken all action, and furthermore do, cause and permit to be done (as the case may be) all things and matters that may be necessary or expedient to the aim of the payment of the indemnity as above by BBA.

6.14 Litigation and Disputes

  Except as plaintiff in the collection of debts arising in the ordinary course of business, the Company, also after the transfer of Benetton Branch of Business, is not a plaintiff or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings which are in progress or to the best knowledge of Boyner Holding threatened or pending by or against or concerning the Company or any of its material assets. No material governmental or official investigation or inquiry concerning the Company is in progress to the best knowledge of the Boyner Holding or pending.

  Boyner Holding is not aware of any circumstances which are likely to give rise to any such proceeding, investigation or inquiry as is referred to in paragraph (i) above.

6.15 Liabilities of the Company as per Article 179 of Turkish Code of Obligations ("TCO")

Boyner Holding shall solely be liable for any compensation, indemnification and other monetary claims of the third parties in relation to any transaction that has been executed before the Benetton Branch of Business was transferred to the Company. Benetton shall cooperate, without bearing any additional cost or expenses, to let Boyner defend its position. If the Company is held liable for such a claim of any third party as the case may be as per Article 179 of Turkish Code of Obligations, the Company shall compensate such third parties' claims and in such case Boyner Holding shall fully compensate the Company within 7 days after any payment is made for this purpose by the Company.

VII. REPRESENTATIONS AND WARRANTIES OF BENETTON

7.1 Benetton is a corporation duly incorporated, validly existing and in good standing under the laws of Luxembourg and has all requisite power and authority to own, lease and operate the properties and assets it now owns, leases and operates and to carry on its business as now being conducted. Benetton is duly qualified and licensed and is in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for such failures to be so duly qualified and licensed and in good standing which will not in the aggregate have a Material Adverse Effect on Benetton.

7.2 Benetton has all requisite rights, power and authority and full legal capacity to enter into this Agreement, to carry out its obligations hereunder and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion by Benetton of the transactions contemplated hereby have been duly authorised by all necessary action on the part of Benetton and no other proceedings (corporate or otherwise) other than the permissions to be obtained pursuant to Article V (v) of this Agreement, on the part of Benetton or any other person are necessary to authorise Benetton's execution and delivery of this Agreement or the transactions contemplated hereby. This Agreement will constitute, legal, valid and binding obligations of Benetton enforceable against Benetton in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganisation, insolvency, moratorium, restructuring or similar laws affecting creditors' rights and remedies generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

7.3 The execution, delivery and performance by Benetton of this Agreement or the completion of the transactions contemplated hereby do not and will not (i) conflict with or violate any Applicable Law or (ii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Benetton is a party or by which its assets or properties may be bound, save that paragraphs (i) and (ii) of this clause 7.3 shall not include such violations, conflicts, breaches and defaults that, in the aggregate, would not have a Material Adverse Effect or that would not adversely affect, in a material respect, the ability of Benetton to complete the transactions provided for by this Agreement.

VIII. INDEMNITY

8.1 Boyner Holding shall indemnify, defend and hold harmless Bofis and Benetton and its shareholders, directors, officers, employees, controlling persons, agents, representatives, successors and assigns from and after the Closing, from and against any and all losses, directly or indirectly, caused by, relating to, based upon, arising out of or in connection with:

  any breach of any representation or warranty set forth in Article VI of this Agreement; or

  any facts or circumstances that constitute a misrepresentation by Boyner Holding set forth in any certificate or opinion delivered by Boyner Holding pursuant to this Agreement (provided that Boyner Holding is given written notice of such loss).

8.2 Benetton shall indemnify, defend and hold harmless Boyner Holding from and after the Closing, from and against any and all losses, directly or indirectly, caused by, relating to, based upon, arising out of or in connection with:

(i) any facts or circumstances that constitutes a misrepresentation by Benetton set forth in any certificate or opinion delivered by the Benetton pursuant to this Agreement (provided that Benetton is given written notice of such loss).

IX. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations and warranties set forth in Articles VI and VII of this Agreement shall survive the Closing and shall expire without notice after 3 years from the Closing, except the tax representations and warranties which shall expire three months after the statue of limitation on the claims concerned has expired, provided that if a claim notice shall have been delivered before such period has elapsed with respect to a breach of representation or warranty, such representation or warranty shall survive until such claim is resolved.

X. COVENANTS OF BOYNER HOLDING PRIOR TO CLOSING

To avoid any doubts, each and all of the covenants stated hereinbelow are also and especially applicable to the relevant aspects of Benetton Branch of Business, which shall be transferred to the Company and any reference to the Company in this Article X shall also cover the Benetton Branch of Business.

The Boyner Holding hereby declares and covenants to Benetton that pending the Closing:

  the Company shall conduct its business in the ordinary and usual course consistent with past practice prior to Closing;

  the Company shall not make (or agree to make) any payment other than routine payments in the ordinary and usual course of trading;

  the Company shall take all reasonable steps to preserve and protect its assets;

  Benetton's representatives shall be allowed, upon reasonable notice and during normal business hours, access to the books and records of the Company together with the right to take copies;

  prompt disclosure shall be made to Benetton of all relevant information which comes to the notice of Boyner Holding in relation to any fact of matter (whether existing on or before the date of this Agreement or arising afterwards) which may constitute a material breach of any warranty if the warranties were to be repeated on or at any time before Closing by reference to the facts and circumstances then existing;

  no dividend or other distribution shall be declared, paid or made by the Company;

  no share capital shall be allotted or issued or agreed to be allotted or issued by the Company;

  the Company shall not enter into any contract or commitment (or make a bid or offer which may lead to a contract or commitment) or any series of contracts or commitments;

  the Company shall not (whether in the ordinary and usual course of business or otherwise) acquire or dispose of, or agree to acquire or dispose of, any business or any asset or enter into a series of acquisitions or disposals; and

  the Company shall not enter into any agreement, contract, arrangement or transaction (whether or not legally binding) other than in the ordinary and usual course of business.

XI. MISCELLANEOUS PROVISIONS

11.1 Unless otherwise stipulated in this Agreement, the notary fees, the registration charges and the cost of any required approvals shall be equally borne by the Parties. All other expenses incurred by Boyner Holding shall be paid by Boyner Holding and all other expenses incurred by Benetton shall be paid by Benetton. All stamp duties shall be paid in half by each party.

11.2 Any capital gains, profit or income taxes that may be charged to Boyner Holding as a result of the consummation of the transfer of Shares shall be exclusively borne by Boyner Holding.

11.3 Notices.

  Any notice or other communication to be given by one party to the other party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out below, or delivering it by hand, or sending it by certified air mail (postage prepaid, return receipt requested, if available) to the address set out below and in each case marked for the attention of the relevant party set out below (or as otherwise notified from time to time in accordance with the provisions of this clause 11.3):

  If to Benetton

  Benetton International S.A.

  1, Place d'Armes, L-1136, Luxembourg

  Facsimile no.: 352-26266261

  Attn.: Giuseppe Mazzocato

  with copy to:

  Benetton Group S. p. A..

  Via Villa Minelli 1

  31050 Ponzano Veneto (TV)

  Italy

  Facsimile no.: -39-422- 519035

  Attn.: Mauro Fava

  Stefano Artuso

  If to Boyner Holding

  Boyner Holding Eski Buyukdere Caddesi No 22/16 Park Plaza, Maslak Istanbul, 34398 Turkiye

  Facsimile no.: 90-212-3450941

  Attn: Mr. Mehmet Inal

  If to the Company

  Benetton Giyim Sanayi A.S., Noramin Is Merkezi Kat B4, Maslak, 34398 Istanbul, Turkiye

  Facsimile no.: 90-212-2852658

  Attn.: The General Manager

  A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 11.3, provided that, such notice shall only be effective on:

    the date specified in the notice as the date on which the change is to take place; or

    if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

11.4 This Agreement and its Exhibits constitute the entire agreement and understanding between the parties in connection with the sale and purchase of the Shares and all.

11.5 No announcement, circular, press release or any other public statement in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of Boyner Holding or Benetton without the prior written approval of the other party, (such approval not to be unreasonably withheld or delayed). This shall not affect any announcement or circular required by law or the rules of any stock exchange.

11.6 Assignment.

  Save as provided in paragraph (ii) below, neither party shall be entitled to assign or transfer the benefit of any provision of this Agreement or dispose of any right or interest in this Agreement without the prior written consent of the other party.

  Benetton may assign its rights and obligations to one or more members of the Benetton Group which shall agree to be bound by the terms of this Agreement. Boyner Holding may assign its rights and obligations to a company under the sole control of Boyner Group which shall agree to be bound by the terms of this Agreement.

Any purported assignment in contravention of this clause 11.6 shall be void.

11.7 No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression "variation" shall include any variation, supplement, deletion or replacement however effected.

11.8 If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. If any material provision is held to be invalid, the Parties shall use their best efforts to insert a replacing provision similar to such invalid provision

11.9 No failure or delay by the Parties in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

11.10 This Agreement, all amendments hereto and all dealings between the Parties shall be in English.

11.11 This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

XII. GOVERNING LAW AND DISPUTE SETTLEMENT

12.1 This Agreement shall be governed by and construed in accordance with the substantive laws of the Republic of Turkey.

12.2 Any dispute arising from and in connection with this Agreement, if not solved amicably, shall be finally settled under the rules of Arbitration of the International Chamber of Commerce ("ICC") by one or more arbitrators appointed in accordance with such rules. The place of arbitration shall be Geneva, Switzerland. The official language of such arbitration shall be English.

IN WITNESS WHEREOF, each of the Parties has itself or by its duly authorised representative or representatives executed this Agreement as two (2) original copies as of the date first above written.

(1) Benetton International S.A.

_______________________ ___________________________

By: Mr. Silvano Cassano By: Mr. Pier Francesco Facchini

Place: Istanbul

Date: April 5, 2005

(2) Boyner Holding A.S.,

_______________________ ___________________________

By: Mr. Hasan Cem Boyner By: Mr. Nur Mehmet Inal

Place: Istanbul

Date: April 5, 2005

EXHIBIT 4.1

10 June 2005

EURO 500,000,000

REVOLVING CREDIT FACILITY AGREEMENT

for

BENETTON GROUP S.p.A.

arranged by

BANCA DI ROMA CAPITALIA GROUP

BANCA INTESA

BANCA NAZIONALE DEL LAVORO

BANCO POPOLARE DI VERONA E NOVARA

BNP PARIBAS

CALYON

CITIGROUP GLOBAL MARKETS LIMITED

HSBC BANK PLC

SANPAOLO IMI S.p.A.

UNICREDIT BANCA MOBILIARE S.p.A

with

BNP PARIBAS
acting as Facility Agent

5 Old Broad Street

London EC2N 1DW

TABLE OF CONTENTS

PAGE

1. DEFINITIONS AND INTERPRETATION

2. THE FACILITY

3. PURPOSE

4. CONDITIONS OF UTILISATION

5. UTILISATION

6. REPAYMENT

7. PREPAYMENT AND CANCELLATION

8. INTEREST

9. INTEREST PERIODS

10. CHANGES TO THE CALCULATION OF INTEREST

11. FEES

12. TAX GROSS UP AND INDEMNITIES

13. INCREASED COSTS

14. OTHER INDEMNITIES

15. MITIGATION BY THE LENDERS

16. COSTS AND EXPENSES

17. GUARANTEE AND INDEMNITY

18. REPRESENTATIONS

19. INFORMATION UNDERTAKINGS

20. FINANCIAL COVENANTS

21. GENERAL UNDERTAKINGS

22. EVENTS OF DEFAULT

23. CHANGES TO THE LENDERS

24. CHANGES TO THE OBLIGORS

25. ROLE OF THE FACILITY AGENT AND THE MANDATED LEAD ARRANGER

26. CONDUCT OF BUSINESS BY THE FINANCE PARTIES

27. SHARING AMONG THE FINANCE PARTIES

28. PAYMENT MECHANICS

29. SET-OFF

30. NOTICES

31. CALCULATIONS AND CERTIFICATES

32. PARTIAL INVALIDITY

33. REMEDIES AND WAIVERS

34. AMENDMENTS AND WAIVERS

35. COUNTERPARTS

36. GOVERNING LAW

37. ENFORCEMENT

SCHEDULE 1 THE ORIGINAL PARTIES

SCHEDULE 2 CONDITIONS PRECEDENT

SCHEDULE 3 UTILISATION REQUEST

SCHEDULE 4 FORM OF TRANSFER CERTIFICATES

SCHEDULE 5 FORM OF ACCESSION LETTER

SCHEDULE 6 FORM OF RESIGNATION LETTER

SCHEDULE 7 FORM OF COMPLIANCE CERTIFICATE

SCHEDULE 8 EXISTING SECURITY

SCHEDULE 9 TIMETABLES

THIS AGREEMENT is dated 10 June 2005 and made between:

(1) BENETTON GROUP S.p.A., a joint stock company incorporated under the laws of the Republic of Italy and having its registered office at Ponzano Veneto (TV), Via Villa Minelli no.1, CAP 31050, Italy (the "Company" and "Original Borrower");

(2) THE SUBSIDIARIES of the Company listed in Part I of Schedule 1 as original guarantors the "Original Guarantors");

(3) BANCA DI ROMA CAPITALIA GROUP, BANCA INTESA, BANCA NAZIONALE DEL LAVORO, BANCO POPOLARE DI VERONA E NOVARA, BNP PARIBAS, CALYON, CITIGROUP GLOBAL MARKETS LIMITED, HSBC BANK PLC, SANPAOLO IMI S.p.A., and UNICREDIT BANCA MOBILIARE S.p.A.(together the "Mandated Lead Arrangers" and each a "Mandated Lead Arranger").

(4) THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 as lenders (the "Original Lenders"); and

(5) BNP PARIBAS as facility agent of the other Finance Parties (the "Facility Agent").

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"Accession Letter" means a document substantially in the form set out in Schedule 5 (Form of Accession Letter).

"Additional Borrower" means a company which becomes an Additional Borrower in accordance with Clause 24 (Changes to the Obligors).

"Additional Guarantor" means a company which becomes an Additional Guarantor in accordance with Clause 24 (Changes to the Obligors).

"Additional Obligor" means an Additional Borrower or an Additional Guarantor.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Agreed Exception" means with respect to any action, proceedings or procedure referred to in Clause 22.8 (Creditors' process) (each a "relevant procedure"):

(a) the relevant procedure is discharged within 45 days of its commencement; or

(b) on or prior to the end of the 45 day period mentioned in (a) above, it is demonstrated to the satisfaction of the Majority Lenders (in their discretion but acting in good faith) that:

(i) the relevant procedure is frivolous and vexatious and is being duly defended in good faith and by appropriate proceedings; or

(ii) the relevant procedure is being duly defended in good faith and by appropriate proceedings and any Borrower or the relevant Obligor has sufficient funds to meet the maximum potential liability which may result from such proceedings.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Availability Period" means the period from and including the date of this Agreement up to and including one month from the Final Maturity Date.

"Available Commitment" means a Lender's Commitment minus:

(a) the amount of its participation in any outstanding Loans; and

(b) in relation to any proposed Utilisation, the amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date,

other than that Lender's participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

"Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

"Borrower" means an Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 24 (Changes to the Obligors).

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Milan and Paris and which is a TARGET Day.

"Commitment" means:

(a) in relation to an Original Lender, the amount set opposite its name under the heading "Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it or cancelled by the Borrower under this Agreement.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate).

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA as at the date of this Agreement or in any other form agreed between the Company and the Facility Agent.

"Default" means an Event of Default or any event or circumstance specified in Clause 22 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"EURIBOR" means, in relation to any Loan:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

"Event of Default" means any event or circumstance specified as such in Clause 22 (Events of Default).

"Facility" means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Office" means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between the Mandated Lead Arrangers and the Company (or the Facility Agent and the Company) setting out any of the fees referred to in Clause 11 (Fees).

"Final Maturity Date" means the fifth anniversary of the date of this Agreement.

"Finance Document" means this Agreement, any Fee Letter, any Accession Letter, any Resignation Letter and any other document designated as such by the Facility Agent and the Company.

"Finance Party" means a Mandated Lead Arranger, the Facility Agent or a Lender.

"Financial Indebtedness" means any indebtedness for or in respect of any financial indebtedness referred to in paragraphs (a) to (g) (inclusive) in the definition of "Consolidated Total Net Debt" contained in Clause 20.1 (Financial Definitions).

"GAAP" means generally accepted accounting principles in Italy.

"Group" means the Company and its Subsidiaries for the time being.

"Guarantor" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 24 (Changes to the Obligors).

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"IFRS" means the International Financial Reporting Standards as promulgated by the International Financial Reporting Standards Committee from time to time.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.4 (Default interest).

"Italian Usury Laws" means Law no. 108 of 7th March, 1996 as amended and the ensuing decrees of the Ministry of Treasury of Italy.

"Italian Usury Threshold Rate" means the usury threshold rate from time to time applicable in Italy as provided for by Italian Usury Laws.

"Italy" means the Republic of Italy.

"Lender" means:

(a) any Original Lender (each, at the date hereof, constituting a Qualifying Lender (as such term is defined in Clause 12 (Taxes))); and

(b) any bank or financial institution which has become a Party in accordance with Clause 23 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

"LMA" means the Loan Market Association.

"Majority Lenders" means:

(a) until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 66⅔% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Loans then outstanding, aggregated more than 66⅔% of the Total Commitments immediately prior to the reduction); or

(b) at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than 66⅔% of all the Loans then outstanding.

"Margin" shall have the meaning given to it in Clause 8.3 (Margin).

"Market Disruption Event" means:

(a) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Facility Agent to determine EURIBOR for euro for the relevant Interest Period; or

(b) before close of business in Milan on the Quotation Day for the relevant Interest Period, the Facility Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 40 per cent. of that Loan) that the cost to it or them of obtaining matching deposits in the European interbank market would be in excess of EURIBOR.

"Material Adverse Change" means an adverse change, in the reasonable opinion of the Majority Lenders, in the domestic and international markets, or in the national or international monetary, financial, political or economic conditions, and for this reason, in the business, assets, operations, liabilities, prospects or financial conditions of the Company, materially affecting the same.

"Material Adverse Effect" means any effect which is materially adverse to the ability of an Obligor to perform its obligations under the Finance Documents as and when such obligations fall due.

"Material Subsidiary" means at any time any Subsidiary, of whom the Company, directly or indirectly controls, at least 90% of the shares:

(a) whose total assets (as shown in the most recent accounts of the relevant member of the Group) at such time are equal to or greater than five per cent. (5%) of the consolidated total assets of the Group at such time as shown in the latest audited annual consolidated financial statements of the Group for the relevant period; and/or

(b) whose gross revenues (as shown in the most recent annual accounts of the relevant member of the Group) are equal to or greater than five per cent. (5%) of the gross revenues of the Group as shown in the latest audited annual consolidated financial statements of the Group for the relevant period;

If there is a dispute as to whether or not a Subsidiary is a Material Subsidiary a certificate of the auditors of the Company, will, in the absence of manifest error be conclusive.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Obligor" means a Borrower or a Guarantor.

"Original Financial Statements" means:

(a) in relation to the Company, the audited consolidated financial statements of the Group and its audited unconsolidated financial statements for the financial year ended 31 December 2004; and

(b) in relation to each Original Obligor other than the Company, its audited financial statements for its financial year ended 31 December 2004.

"Original Obligor" means an Original Borrower or an Original Guarantor.

"Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Qualifying Lender" has the meaning given to it in Clause 12 (Tax gross-up and indemnities).

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two TARGET Days before the first day of that period unless market practice differs in the European interbank market in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the European interbank market (and if quotations would normally be given by leading banks in the European interbank market on more than one day, the Quotation Day will be the last of those days).

"Reference Banks" means the principal office in Italy of the Facility Agent, HSBC Bank plc, and Citibank, N.A. or such other banks as may be appointed by the Facility Agent in consultation with the Company.

"Repeating Representations" means each of the representations set out in Clauses 18.1 (Status), 18.2 (Binding Obligations), 18.3 (Non-conflict with other obligations), 18.4 (Power and Authority), 18.5 (Validity and admissibility in evidence), 18.6 (Governing law and enforcement), 18.9 (No defaults), 18.12 (Pari passu ranking) and 18.13 (Litigation).

"Resignation Letter" means a letter substantially in the form set out in Schedule 6 (Form of Resignation Letter).

"Rollover Loan" means one or more Loans:

(a) made or to be made on the same day that a maturing Loan is due to be repaid;

(b) the aggregate amount of which is equal to or less than the maturing Loan;

(c) made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.

"Screen Rate" means the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate after consultation with the Company and the Lenders.

"Security" means a mortgage, charge (whether fixed or floating), an assignment by way of security, pledge, lien, title retention or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Specified Time" means a time determined in accordance with Schedule 9 (Timetables).

"Subsidiary" means any entity which is controlled directly or indirectly by the Company and any entity (whether or not so controlled) treated as a subsidiary in the latest audited consolidated accounts of the Company at the relevant time, and "control" for this purpose means control by virtue of the direct or indirect ownership of the majority of the voting share capital or of 50 per cent. of the voting share capital where the Company (or another Subsidiary) has the right to appoint the majority of the board of directors or direct policies and decisions by virtue of ownership of such share capital or shareholders' agreement.

"Tangible Assets" means, at any time:

(i) in relation to a member of the Group, the total assets of such member of the Group less the amount attributable to goodwill and other intangibles, all as shown in the then latest financial statements of such member of the Group (but adjusted to take account of any additions thereto); and

(ii) in relation to the Group as a whole, the total assets of the Group less the amount attributable to goodwill and other intangibles, all as shown in the latest financial statements.

"TARGET" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

"TARGET Day" means any day on which TARGET is open for the settlement of payments in euro.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Total Commitments" means the aggregate of the Commitments, being Euro 500,000,000 at the date of this Agreement.

"Transfer Certificate" means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Company.

"Transfer Date" means, in relation to a transfer, the later of:

  the proposed Transfer Date specified in the Transfer Certificate; and

  the date on which the Facility Agent executes the Transfer Certificate.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which a Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2 Construction

(a) Unless a contrary indication appears, any reference in this Agreement to:

(i) the "Facility Agent", a "Mandated Lead Arranger", any "Finance Party", any "Lender", any "Obligor" or any "Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees.

(ii) "assets" includes present and future properties, revenues and rights of every description;

(iii) "ordinary course of business" is a reference to the day-to-day trading operations of an Obligor and/or a Material Subsidiary (as the case may be) and, for the avoidance of doubt, does not extend to include any additional activities permitted pursuant to such company's by-laws;

(iv) a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

(v) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vi) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(vii) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(viii) a provision of law is a reference to that provision as amended or re-enacted; and

(ix) a time of day is a reference to Paris time.

(b) Section, Clause and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A Default is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.

1.3 Third party rights

(a) Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any provision of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2. THE FACILITY

2.1 The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a euro revolving loan facility in an aggregate amount equal to the Total Commitments.

2.2 Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3. PURPOSE

3.1 Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility towards its general corporate purposes and the refinancing of its indebtedness.

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4. CONDITIONS OF UTILISATION

4.1 Initial conditions precedent

No Borrower may deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Facility Agent. The Facility Agent shall notify the Company and the Lenders promptly upon being so satisfied.

4.2 Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan; and

(b) the Repeating Representations to be made by each Obligor are true in all material respects.

4.3 Maximum number of Loans

A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation more than ten (10) Loans would be outstanding.

5. UTILISATION

5.1 Delivery of a Utilisation Request

A Borrower may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2 Completion of a Utilisation Request

(a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i) the proposed Utilisation Date is a Business Day within the Availability Period;

(ii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii) the proposed Interest Period complies with Clause 9 (Interest Periods).

(b) Only one Loan may be requested in each Utilisation Request.

5.3 Currency and amount

(a) The currency specified in a Utilisation Request must be euro.

(b) The amount of the proposed Loan must be an amount which is not more than the Available Facility and which is a minimum of Euro 10,000,000 and, if more, in an integral multiple of Euro 1,000,000 or, if less, the Available Facility.

5.4 Lenders' participation

(a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c) The Facility Agent shall notify each Lender of the amount of each Loan and the amount of its participation in that Loan by the Specified Time.

6. REPAYMENT

6.1 Repayment of Loans

Each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

6.2 Re-borrowing

Subject to the other terms of this Agreement, amounts repaid under Clause 6.1 (Repayment of Loans) may be re-borrowed.

7. PREPAYMENT AND CANCELLATION

7.1 Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a) that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

(b) the Facility Agent will promptly notify the Company;

(c) upon the Facility Agent notifying the Company, the Commitment of that Lender will be immediately cancelled; and

(d) each Borrower shall repay that Lender's participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Facility Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.2 Change of control

(a) If any person or group of persons acting in concert, other than a Qualifying Shareholder, has gained control of the Company:

(i) the Company shall promptly notify the Facility Agent upon becoming aware of that event (to the extent it can do so without breaching any applicable law or regulation);

(ii) if a Lender determines, acting reasonably and in good faith, that the new shareholder(s) are of a reputation that gives such Lender reason to believe that any amount due under this Agreement may not be repaid as and when it should fall due, and such Lender notifies the Facility Agent within 20 Business Days of receipt of a notification from the Company provided in accordance with subparagraph (i) or of the Lender otherwise becoming aware of such change of control (the "Determination Period"), the Facility Agent shall, by giving not less than 45 Business Days' notice to the Company, cancel the Commitment of that Lender and declare the participation of that Lender in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable and such Lender shall not be obliged to fund any further Utilisations; and

(iii) no Lender shall be obliged to fund a Utilisation during the Determination Period unless it confirms to the Facility Agent that it does not intend to exercise its rights under subparagraph (ii).

(b) For the purpose of paragraph (a) above:

(i) "control" shall be construed in accordance with article 2359 of the Italian Civil Code;

(ii) "acting in concert" means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly, of shares in the Company, to obtain or consolidate control of the Company.

(iii) "Qualifying Shareholder" means:

(a) Gilberto Benetton, Carlo Benetton, Luciano Benetton and Giuliana Benetton (and any person with whom each is connected, and any spouse, child or grandchild of Gilberto Benetton, Carlo Benetton, Luciano Benetton and Giuliana Benetton) individually or collectively; or

(b) any entity which any of the foregoing directly or indirectly, individually or collectively, controls (including Edizione Holding S.p.A.); or

(c) any trust or other similar entity in which a Qualifying Shareholder whether alone or together with one or more other Qualifying Shareholders has all or substantially all of the beneficial interests.

7.3 Voluntary cancellation

The Company may, if it gives the Facility Agent not less than 10 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of Euro 10,000,000) of the undrawn portion of the Facility , without penalty or premium. Any cancellation under this Clause shall reduce the Commitments of the Lenders rateably.

7.4 Right of repayment and cancellation in relation to a single Lender

(a) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 12 (Tax gross-up); or

(ii) any Lender claims indemnification from the Company under Clause 12.3 (Tax indemnity) or Clause 13.1 (Increased costs),

the Company may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans.

(b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), each Borrower to which a Loan is outstanding shall repay that Lender's participation in that Loan.

Restrictions

(a) Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid without premium or penalty.

(c) Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

(d) The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f) If the Facility Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Company or the affected Lender, as appropriate.

8. INTEREST

8.1 Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin; and

(b) EURIBOR

provided that if the rate of interest on any Loan for its Interest Period exceeds the Italian Usury Threshold Rate, the applicable rate of interest payable by the Borrower shall be the maximum permitted by Italian Usury Laws.

8.2 Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period.

8.3 Margin

(a) The Margin shall be the amount (expressed as a percentage per annum) calculated by reference to the ratio of Consolidated Net Debt to Consolidated EBITDA as set out in the table below:
Consolidated Net Debt: Consolidated EBITDA (x)	Margin (% per annum)
x > 3.0	0.60
3.0 ≥ x >2.5	0.50
2.5 ≥ x > 2.0	0.40
2.0 ≥ x > 1.0	0.35
1.0 ≥ x > 0.5	0.30
x < 0.5	0.275

(b) For the purposes of this Clause 8.3, the terms "Consolidated Net Debt" and "Consolidated EBITDA" shall have the meanings given to them in Clause 20.1 (Financial Definitions).

(c) The ratio of Consolidated Net Debt to Consolidated EBITDA will initially be calculated on the basis of a Compliance Certificate based on the Original Financial Statements which the Company will deliver to the Facility Agent on or before the delivery of the First Utilisation Request and thereafter the ratio will be calculated on a semi-annual basis in accordance with Clause 20.2 (Financial Covenants) and any adjustment to the Margin shall be effective from the date falling five Business Days following the delivery of the relevant Compliance Certificate to the Facility Agent in accordance with the provisions of Clause 19.2 (Compliance Certificate). The receipt of the Compliance Certificate shall be confirmed by the Facility Agent within two (2) Business Days from receiving such certificate.

(d) In the event that:

(i) the Company is in default of its obligation under this Agreement to provide a Compliance Certificate; or

(ii) an Event of Default is continuing,

the Margin will be 0.60 per cent. per annum (a) in relation to item (i) above from the date on which the Compliance Certificate should have been provided, and (b) in relation to item (ii) above from the occurrence of such Event of Default until such time as the Company has provided the outstanding Compliance Certificate or the Event of Default is no longer continuing, as the case may be, following which the Margin shall revert to the applicable Margin calculated in accordance with this Clause 8.3.

8.4 Default interest

(a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below is one per cent (1%) higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Facility Agent (acting reasonably) in any case not exceeding three (3) months. Any interest accruing under this Clause 8.4 shall be immediately payable by the Obligor on demand by the Facility Agent.

(b) If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i) the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii) the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent (1%) higher than the rate which would have applied if the overdue amount had not become due.

(c) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.5 Notification of rates of interest

The Facility Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

9. INTEREST PERIODS

9.1 Selection of Interest Periods

(a) A Borrower (or the Company on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b) Subject to this Clause 9, a Borrower (or the Company) may select an Interest Period of one, two, three or six Months or any other period agreed between the Company and the Facility Agent (acting on behalf of all the Lenders).

(c) An Interest Period for a Loan shall not extend beyond the Final Maturity Date.

(d) Each Interest Period for a Loan shall start on the Utilisation Date.

(e) A Loan has one Interest Period only.

9.2 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10. CHANGES TO THE CALCULATION OF INTEREST

10.1 Absence of quotations

Subject to Clause 10.2 (Market disruption), if EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

10.2 Market disruption

If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

(a) the Margin; and

(b) the rate notified to the Facility Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

10.3 Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Facility Agent or the Company so requires, the Facility Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

10.4 Usury Threshold

Any rate of interest determined in accordance with this Clause 10 is subject to the provisions of Clause 8.1 (Calculation of Interest).

11. FEES

11.1 Arrangement fee

(a) The Company shall pay to the Facility Agent (for the account of each Mandated Lead Arranger) an arrangement fee in the amount and at the times agreed in a Fee Letter.

11.2 Commitment fee

(a) The Company shall pay to the Facility Agent (for the account of each Lender ) a fee computed at the rate of 30 per cent. of the applicable Margin at the time of payment on amounts undrawn and uncancelled under the Facility.

(b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

11.3 Utilisation Fee

(a) The Company shall pay to the Facility Agent (for the account of each Lender) a fee computed at the rate of 0.05 per cent. per annum (calculated on the total amount of outstanding Loans) for each day amounts utilised under the Facility exceed 50 per cent. of the Total Commitments.

(b) The accrued utilisation fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

 11.4 Agency fee

The Company shall pay to the Facility Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

12. TAX GROSS UP AND INDEMNITIES

12.1 Definitions

(a) In this Agreement:

"Disclosed Permanent Establishment" means a permanent establishment under the laws of the jurisdiction in which a legal entity is located and registered with the local tax authorities.

"Italian Taxable Person" means either (i) a legal entity incorporated in Italy and subject to tax on corporate income in Italy, or (ii) a legal entity not resident in Italy but carrying on a business in Italy through a Disclosed Permanent Establishment with which a Lender's participation in the Loan is effectively connected.

"Protected Party" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Qualifying Lender" means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and (i) is an Italian Taxable Person or (ii) a Treaty Lender.

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

"Treaty Lender" means a Lender which:

(i) is treated as a resident of a Treaty State for the purposes of the Treaty; and

(ii) does not carry on a business in Italy through a permanent establishment with which that Lender's participation in the Loan is effectively connected.

"Treaty State" means a jurisdiction having a double taxation agreement (a "Treaty") with Italy which makes provision for total relief from tax imposed by Italy on interest.

(b) Unless a contrary indication appears, in this Clause 12 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination acting reasonably and in good faith.

12.2 Tax gross-up

(a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Company shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(c) If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) An Obligor is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed by Italy from a payment of interest on a Loan, if on the date on which the payment falls due:

(i) the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority;

(ii) the relevant Lender is a Treaty Lender and the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below.

(e) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g) A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

12.3 Tax indemnity

(a) The Company shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b) Paragraph (a) above shall not apply:

(i) with respect to any Tax assessed on a Finance Party:

(A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii) to the extent a loss, liability or cost:

(A) is compensated for by an increased payment under Clause 12.2 (Tax gross-up); or

(B) would have been compensated for by an increased payment under Clause 12.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 12.2 (Tax gross-up) applied.

(c) A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Company.

(d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 12.3, notify the Facility Agent.

12.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a) a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(b) that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

12.5 Stamp taxes

(a) The Company will within five Business Days of demand indemnify each Finance Party against any liability or penalty relating to the imposta sostitutiva (as provided in Art. 15 of Presidential Decree 29 September 1973, n.601 of the Republic of Italy in relation to medium term financing) if applicable, except in relation to those that arise as a result of any assignment or transfer by a Lender in accordance with Clause 23 (Changes to the Lenders), and without any limitation on the right of each Finance Party to demand such indemnification at any time, hereby irrevocably authorises the deduction from the proceeds of any Loan advanced to it of the amount of any liability of such Finance Party in respect of imposta sostitutiva relating thereto.

(b) The Company shall pay and, within three Business Days of demand, indemnify each Finance Party against any other cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document except in relation to those that arise as a result of any assignment or transfer by a Lender in accordance with Clause 23 (Changes to the Lenders) provided that the indemnity referred to in this Clause 12.5 will not apply to the extent stamp tax is payable as a result of filings being made by the Lenders otherwise than in relation to the enforcement or preservation of their rights under the Finance Documents.

12.6 Value added tax

(a) All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (c) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b) If VAT is chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any Party (the "Relevant Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(c) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

(d) Paragraphs (a) to (c) above shall not apply to the extent that VAT becomes payable as a result of any assignment or transfer by a Lender in accordance with Clause 23 (Changes to the Lenders) and the Company shall not be liable to reimburse a Finance Party for any VAT payable in relation thereto.

13. INCREASED COSTS

13.1 Increased costs

(a) Subject to Clause 13.3 (Exceptions) the Company shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b) In this Agreement "Increased Costs" means:

(i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii) an additional or increased cost including any payment to any fiscal or monetary authority on or calculated by reference to the net or gross amount of any sum received or receivable by a Finance Party hereunder; or

(iii) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

13.2 Increased cost claims

(a) A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Company.

(b) Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate setting out the amount of its Increased Costs and, in reasonable detail, the basis of calculation of such amount.

13.3 Exceptions

(a) Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i) attributable to a Tax Deduction required by law to be made by an Obligor;

(ii) compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied);

(iii) attributable to a breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(iv) resulting from an assignment or transfer by a Lender pursuant to Clause 23 (Changes to the Lender).

(b) In this Clause 13.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 1.1 (Definitions).

14. OTHER INDEMNITIES

14.1 Currency indemnity

(a) If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i) making or filing a claim or proof against that Obligor;

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within five Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2 Other indemnities

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(a) the occurrence of any Event of Default;

(b) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 27 (Sharing among the Finance Parties);

(c) funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(d) a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Facility Agent to the Company.

14.3 Indemnity to the Facility Agent

The Company shall promptly indemnify the Facility Agent against any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:

(a) investigating any event which it reasonably believes is a Default; or

(b) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15. MITIGATION BY THE LENDERS

15.1 Mitigation

(a) Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

15.2 Limitation of liability

(a) The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred and documented by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b) A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16. COSTS AND EXPENSES

16.1 Transaction expenses

(a) Subject to Clause 16.2 (Additional Costs) below, each of the Mandated Lead Arrangers shall meet and be responsible for the amount of all its own out of pocket costs and any other cost, fees and expenses incurred or payable in connection with the negotiation, preparation, printing, execution and syndication of this Agreement and any other documents referred to in this Agreement. The Mandated Lead Arrangers shall pay (in equal shares) the legal fees and disbursements of their legal counsel, such fees and disbursements to be capped at the amount agreed.

16.2 Additional costs

If:

(a) an Obligor requests an amendment, waiver or consent in relation to any Finance Documents; or

(b) an amendment is required pursuant to Clause 28.9 (Change of currency); or

(c) the Company or a Subsidiary is required to execute an Accession Letter or Resignation Letter in accordance with the provisions of Clause 24 (Changes to the Obligors);

the Company shall, within three Business Days of demand, reimburse the Facility Agent for the amount of all out of pocket costs, fees and expenses (including legal fees), all of which have previously been agreed with the Company, reasonably incurred or payable by the Facility Agent in responding to, evaluating, negotiating or complying with that request or requirement.

16.3 Enforcement costs

The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

17. GUARANTEE AND INDEMNITY

17.1 Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Finance Party punctual performance by each Borrower of all that Borrower's obligations under the Finance Documents;

(b) undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) indemnifies each Finance Party on demand within five (5) Business Days from receipt of such demand, against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

 17.2 Independent Obligations

The obligations of each Guarantor herein shall be in addition to and independent of every other security which any Finance Party may at any time hold in respect of any Obligor's obligations under the Finance Documents.

17.3 Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.4 Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b) each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

17.5 Waiver of defences

The obligations of each Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 17 (without limitation and whether or not known to it or any Finance Party) including:

(a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g) any postponement, discharge, reduction, non-provability or other similar circumstance affecting any obligation of the Borrower under a Finance Document resulting from any insolvency, liquidation or dissolution proceedings or from any law, regulation or order so that each such obligation shall for the purposes of the Guarantor's obligations under this Clause 17 be construed as if there was no such circumstance.

17.6 Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.7 Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 17 (Guarantee and Indemnity).

17.8 Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a) to be indemnified by an Obligor;

(b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

17.9 Release of Guarantors' right of contribution

If any Guarantor (a "Retiring Guarantor") ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a) that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b) each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

17.10 Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

17.11 Limitation for the Guarantors

(a) The obligations of each Guarantor under this Clause 17 shall not exceed the aggregate amount of the Loans, interest, default interest, fees and any indemnities accruing hereunder. It being understood that, in any case, the obligations and liabilities of each Guarantor shall not exceed:

(i) Euro 400,000,000 if the principal amount outstanding of the then existing Loans does not exceed the fifty (50) per cent. of the Facility; and

(ii) Euro 800,000,000 if the principal amount outstanding of the then existing Loans exceeds the fifty (50) per cent. of the Facility.

(b) The obligations of each Guarantor under this Clause 17 shall not extend to any obligation or liability to the extent that if it were to extend to such obligation or liability, this guarantee (or part thereof) would constitute unlawful financial assistance.

18. REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 18 to each Finance Party on the date of this Agreement.

18.1 Status

(a) It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b) It and each of the Material Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

18.2 Binding obligations

The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 24 (Changes to the Obligors), legal, valid, binding and enforceable obligations.

18.3 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) its or any of the Material Subsidiaries' constitutional documents; or

(c) any agreement or instrument binding upon it or any of the Material Subsidiaries or any of its or any of the Material Subsidiaries' assets that could have a Material Adverse Effect.

18.4 Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

18.5 Validity and admissibility in evidence

All Authorisations required:

(a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(b) to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

18.6 Governing law and enforcement

Subject to any general principles of law specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation):

(a) the choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation; and

(b) any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

18.7 Deduction of Tax

Subject to paragraphs 8 and 9 of the legal opinion mentioned under paragraph 2(b) of the Schedule 2 or Clause 24 (Changes to the Obligors), it is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

18.8 Stamp Duties

Subject paragraphs 8 and 9 of the legal opinion mentioned under paragraph 2(b) of the Schedule 2, no stamp or registration duty or similar Taxes or charges (including, for the avoidance of doubt, imposta sostitutiva) are payable in Italy in connection with the entry into, performance or enforcement of the Finance Documents.

18.9 No default

(a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Material Subsidiaries or to which its (or any of its Material Subsidiaries') assets are subject which might have a Material Adverse Effect.

18.10 No misleading information

(a) Any factual information provided by any Obligor or Material Subsidiary to the Facility Agent was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b) To the best of each Obligor's knowledge, after due and careful consideration and after having made due enquiry of any Material Subsidiary which provided such information, there were not on that date other facts or circumstances that were omitted that result in the information provided pursuant to paragraphs (a) and (b) above being untrue or misleading in any material respect.

18.11 Financial statements

(a) Each of its Original Financial Statements or latest financial statements, as the case may be, have been prepared in accordance with GAAP or IFRS (as applicable) (in Italian or English) and conform to the requirements set out in Clause 19.3 (Requirements as to financial statements).

(b) Each of its Original Financial Statements and latest financial statements fairly represent its financial condition and operations (consolidated in the case of the Company) during the relevant financial year unless expressly disclosed to the Facility Agent in writing to the contrary before the date of this Agreement.

(c) There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Company) since 31 December 2004.

18.12 Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.13 Litigation

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against any Obligor or Material Subsidiary.

18.14 Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

(a) the date of each Utilisation Request and the first day of each Interest Period; and

(b) in the case of an Additional Obligor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Obligor.

19. INFORMATION UNDERTAKINGS

The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1 Financial statements

The Company shall supply to the Facility Agent in sufficient copies for all the Lenders:

(a) as soon as the same become available, but in any event within 180 days after the end of each of its financial years:

(i) its audited consolidated financial statements for that financial year; and

(ii) the audited unconsolidated financial statements of each Obligor for that financial year; and

(b) as soon as the same become available, but in any event within 120 days after the end of each half of each of its financial years:

(i) its unaudited consolidated financial statements for that financial half year; and

(ii) the unaudited unconsolidated financial statements of each Obligor for that financial half year.

19.2 Compliance Certificate

(a) The Company shall supply to the Facility Agent, with or before each set of financial statements delivered pursuant to paragraph (a)(i) or (b)(i) of Clause 19.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 20 (Financial Covenants) as at the date as at which those financial statements were drawn up.

(b) Each Compliance Certificate shall be signed by a director, a legal representative or a special proxy ("procuratore speciale") of the Company, duly authorised for such purpose.

19.3 Requirements as to financial statements

(a) Each set of financial statements delivered by the Company pursuant to Clause 19.1 (Financial statements) shall be certified by a director, a legal representative or a special proxy ("procuratore speciale") of the relevant company, duly authorised for such purpose, as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

(b) The Company shall procure that each set of financial statements delivered pursuant to Clause 19.1 (Financial statements) is prepared as follows:

(i) in relation to the financial statements delivered pursuant to paragraph (a)(i) or (b)(i) of Clause 19.1 (Financial statements), on the basis of GAAP or IFRS (as the case may be) consistently applied; and

(ii) in relation to the financial statements delivered pursuant to paragraph (a)(ii) or (b)(ii) of Clause 19.1 (Financial statements), (in Italian or English) on the basis of GAAP or IFRS (as the case may be) consistently applied.

(c) The Company shall procure that each set of financial statements of an Obligor delivered pursuant to Clause 19.1 (Financial statements) is prepared using GAAP or IFRS (as the case may be), accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of financial statements, it notifies the Facility Agent that there has been a change in the GAAP or IFRS (as the case may be) accounting practices or reference periods or it has changed its accounting basis from GAAP to IFRS in accordance with the requirements thereof, or in case of a change which is not so required, in accordance with Italian law and, in each case, its auditors (or, if appropriate, the auditors of the Obligor) deliver to the Facility Agent:

(i) a description of any change necessary for those financial statements to reflect the GAAP or IFRS (as the case may be), accounting practices and reference periods upon which that Obligor's Original Financial Statements were prepared; and

(ii) sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether Clause 20 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

(d) If the Company notifies the Facility Agent of a change in the basis of preparation of the financial statements in accordance with paragraph (c) above, the Company and the Facility Agent shall negotiate in good faith for a period not exceeding 30 days with a view to agreeing:

(i) whether the change results in any material alteration in the commercial effect of any of the provisions of this Agreement; and

(ii) if so, any appropriate amendments to this Agreement necessary to maintain the intended commercial effect of the provisions of this Agreement.

If no agreement is reached between the Parties within such 30 day period, those provisions of this Agreement affected by the change in the basis of preparation of the financial statements shall be determined by the Facility Agent acting on the instructions of the Majority Lenders.

(e) Any amendments agreed pursuant to paragraph (d) above shall take effect and be binding on each of the Parties in accordance with their terms.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.4 Obligor's Certificate

The Company shall ensure that, and shall supply to the Facility Agent in sufficient copies for all the Lenders, within 180 days after the end of each of its financial years, a certificate confirming that the Obligors represent in aggregate at least 60 per cent of the turnover of the Group or, alternatively, a minimum of Euro 1,100,000,000 as determined by reference to the latest audited annual consolidated financial statements of the Group delivered pursuant to paragraph (a)(i) of Clause19.1 (Financial statements).

In the event that the aggregate turnover of the Obligors is less than 60 per cent of the turnover of the Group and Euro 1,100,000,000 at the time at which such certificate is required to be delivered pursuant to paragraph (a) above, then the Company shall promptly notify the Facility Agent and procure that one or more Material Subsidiaries become Additional Guarantors within 10 Business Days of the date of such notification in accordance with the provisions of paragraph (b) of Clause 24.4 (Additional Guarantors) for the purposes of ensuring that the requirements of Clause 19.4(a) are met.

19.5 Information: miscellaneous

The Company shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(a) all documents dispatched by the Company to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched or as soon as practicable thereafter;

(b) promptly upon becoming aware of them, the details of any material litigation, arbitration or administrative proceedings which are current, threatened or pending against any Obligor or Material Subsidiary, and which might reasonably be likely if adversely determined to have a Material Adverse Effect; and

(c) promptly, such further information as is in the possession or control of the Company regarding the financial condition, business and operations of the Group as any Finance Party (through the Facility Agent) may reasonably request and which the Company can provide without breaching any applicable law or regulation.

19.6 Notification of default

(a) Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

19.7 Use of websites

(a) The Company may satisfy its obligation under this Agreement to deliver any information to the Lenders by posting this information onto an electronic website designated by the Company and the Facility Agent (the "Designated Website") if:

17518:

(i) both the Company and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(ii) the information is in a format previously agreed between the Company and the Facility Agent.

For the avoidance of doubt, "information" does not include notices nor compliance certificates which will need to be received by the Facility Agent in original form.

(b) The Company shall also supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.

(c) The Facility Agent shall supply each Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Facility Agent.

(d) The Company shall promptly upon becoming aware of its occurrence notify the Facility Agent if:

(i) the Designated Website cannot be accessed due to technical failure;

(ii) the password specifications for the Designated Website change;

(iii) any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv) any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v) the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Facility Agent under paragraph (d)(i) or paragraph (d)(v) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and the Lenders are satisfied that the circumstances giving rise to the notification are no longer continuing.

(e) Any Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Company shall comply with any such request within ten (10) Business Days.

19.8 "Know your customer" checks

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii) any change in the status of an Obligor or the composition of its shareholders (excluding, in the case of the Company, changes in the composition of its publicly listed shares which constitute a holding of less than 5 per cent. of the shares of the Company), after the date of this Agreement; or

(iii) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender or any prospective new Lender) in order for the Facility Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and to comply with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b) Each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c) The Company shall, by not less than ten (10) Business Days' prior written notice to the Facility Agent, notify the Facility Agent (which shall promptly notify the Lenders) of its intention to request that one of the Subsidiaries becomes an Additional Obligor pursuant to Clause 24 (Changes to the Obligors).

(d) Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Facility Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Facility Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with the results of all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

20. FINANCIAL COVENANTS

20.1 Financial Definitions

In this Clause 20:

"Consolidated EBITDA" means in respect of any accounting period the consolidated net income before interest and other financing expenses, taxes, depreciation, amortisation and extraordinary item determined from the latest consolidated accounts delivered pursuant to Clause 19.1 (Financial statements) for that period.

"Consolidated Equity" means in respect of any accounting period the total consolidated shareholders' equity of the Group as at the end of that period determined from the latest consolidated accounts delivered pursuant to Clause 19.1 (Financial statements).

"Consolidated Net Interest" means in respect of any accounting period all interest, charges and expenses in the nature of interest incurred in servicing or maintaining Consolidated Total Net Debt during that period less any interest received during such period determined from the latest consolidated accounts delivered pursuant to Clause 19.1 (Financial statements).

"Consolidated Total Net Debt" means as at the date of the relevant financial statements:

the aggregate amount of any indebtedness of the Company and its Subsidiaries for or in respect of:

(a) moneys borrowed;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP or IFRS (as the case may be), be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables sold or discounted on a non-recourse basis and derecognised from the relevant financial statements under GAAP or IFRS (as the case may be);

(f) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value, if negative, shall be taken into account);

(g) the amount of any liability in respect of any guarantee or indemnity issued by any member of the Group for any of the items referred to in paragraphs (a) to (e) above.

Less the aggregate value of:

(a) any investment listed in or dealt in a securities exchange or over the counter market;

(b) investment grade securities rated A (or equivalent) or above by a rating agency;

(c) any deposit with bank and financial institution;

(d) any cash and/or cash equivalent;

(e) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value, if positive, shall be taken into account).

"Relevant Period" means each period of twelve months ending on 30 June and 31 December.

20.2 Financial Covenants

The Company shall ensure that, in respect of each Relevant Period ending on the last day of the Company's financial year and financial half-year:

(a) the ratio of Consolidated Total Net Debt to Consolidated EBITDA will not exceed 3.5:1.0;

(b) the ratio of Consolidated EBITDA to Consolidated Net Interest will not be less than 4.0:1.0; and

(c) the ratio of Consolidated Total Net Debt to Consolidated Equity will not exceed 1.0:1.0.

21. GENERAL UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1 Authorisations

Each Obligor shall promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b) supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

21.2 Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

21.3 Pari passu ranking

Each Obligor undertakes that its obligations under the Finance Documents do and will rank at least pari passu with all its other present and future unsecured, unsubordinated obligations other than obligations preferred by laws applicable to companies generally.

21.4 Negative pledge

(a) No Obligor (and the Company shall ensure that no other Material Subsidiary) shall create or permit to subsist any Security over any of its assets.

(b) Paragraph (a) above does not apply to:

(i) any Security created with the prior written consent of the Majority Lenders;

(ii) any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(iii) any lien arising by operation of law and in the ordinary course of business;

(iv) any Security listed in Schedule 8 (Existing Security) (subject to the proviso to paragraph (vii) below), provided that such amount is not increased after the date hereof and that the maturity of any indebtedness secured by any such Security is not thereafter extended;

(v) Security created pursuant to title retention agreements entered into in the ordinary course of business (subject to the proviso to paragraph (vii) below);

(vi) Security securing loans to an Obligor or the relevant Material Subsidiary from the European Investment Bank (and subject to the proviso to paragraph (vii) below) and any loan benefiting from a governmental subsidy (agevolazione) where, in each case, the Security arises mandatorily under the rules or normal procedures of such loan. This sub-paragraph (vi) will, however, only apply if the Security is granted on assets of the project being financed by such loan and/or on the shares in, and/or shareholders loans made to, the company conducting such project.

(vii) any Security created after the date hereof and securing not more than Euro 20,000,000 or the equivalent in any other currency provided that the principal amount secured is not thereafter increased or the maturity thereof extended provided that the aggregate amount secured by all Security permitted by this paragraph (vii) and paragraphs (iv) and (v) and (vi) above shall not at any time exceed an amount equal to 20% of the Tangible Assets of the Group;

(viii) any Security over or affecting any asset acquired by an Obligor after the date of this Agreement if: (A) the Security was not created in contemplation of the acquisition of that asset by an Obligor; (B) the principal amount secured has not been increased in contemplation of, or since the acquisition of that asset by an Obligor; and (C) the Security is removed or discharged within 6 months of the date of acquisition of such asset, which such removal or discharge shall be promptly notified to the Facility Agent by the relevant Obligor;

(ix) any Security over or affecting any asset of any company which becomes an Obligor after the date of this Agreement, where the Security is created prior to the date on which that company becomes an Obligor, if: (A) the Security was not created in contemplation of the acquisition of that asset by such company; (B) the principal amount secured has not increased in contemplation of or since the acquisition of that asset by such company; and (C) the Security is removed or discharged within 6 months of that company becoming an Obligor, which such removal or discharge shall be promptly notified to the Facility Agent by the relevant Obligor;

(x) any Security on any asset but only if simultaneously with the creation of such Security the obligations of each Obligor under the Finance Documents are equally and rateably secured by comparable Security on other assets acceptable to the Majority Lenders, all in form and substance satisfactory to the Majority Lenders.

21.5 Intellectual Property Disposals

(a) The Company shall ensure that the trademarks "Sisley" and "United Colors of Benetton" are not disposed of at any time.

(b) Paragraph (a) shall not apply to:

(i) disposals made with the prior written consent of the Majority Lenders;

(ii) disposals to an Obligor; or

(iii) disposals to a Material Subsidiary or to a Subsidiary which immediately becomes an Obligor in accordance with the provisions of this Agreement.

21.6 Disposals

(a) No Obligor shall (and the Company shall ensure that no other Material Subsidiary will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b) Paragraph (a) above does not apply to any sale, lease, transfer or other disposal:

(i) made in the ordinary course of business of the disposing entity;

(ii) of assets in exchange for other assets comparable or superior as to type and value;

(iii) made with the prior written consent of the Majority Lenders;

(iv) from an Obligor to another Obligor;

(v) from a Material Subsidiary to an Obligor or to another Material Subsidiary or Subsidiary;

(vi) of cash raised or borrowed for the purposes for which such cash was raised or borrowed;

(vii) of obsolete or redundant vehicles, plant and equipment, in each case which are non-cash generating;

(viii) from an Obligor to a Material Subsidiary or Subsidiary which immediately becomes an Obligor in accordance with the provisions of this Agreement;

(ix) from a Material Subsidiary to third parties, or from an Obligor to a Material Subsidiary or a Subsidiary or to third parties where the higher of the book value or consideration receivable when aggregated with the higher of the book value or consideration receivable for any other sale, lease, transfer or other disposal of assets (other than any permitted under paragraphs (i) to (vii) above) does not exceed 50% of the total consolidated assets of the Group, provided that the disposals of assets from an Obligor to a Material Subsidiary or Subsidiary which becomes an Obligor in accordance with the provisions of this Agreement shall not be taken into account. Each amount to be calculated pursuant to this item (ix) shall be determined in accordance with the latest financial statements; or

(x) made under a Permitted Reorganisation as defined under paragraph (b) of Clause 21.7 (Merger) below.

21.7 Merger

(a) No Obligor shall (and the Company shall ensure that no other Material Subsidiary will) enter into any amalgamation, demerger, merger or corporate reconstruction, save in relation to any Permitted Reorganisation.

(b) "Permitted Reorganisation" means any amalgamation, reconstruction, reorganisation, merger, demerger, consolidation, liquidation or contribution of assets or other similar transaction whilst solvent and whereby the undertaking and assets of the Obligors or the relevant Material Subsidiary are transferred (or otherwise vested in):

(i) from a Material Subsidiary to an Obligor or to another Material Subsidiary or Subsidiary;

(ii) from an Obligor to another Obligor;

(iii) from an Obligor to a Material Subsidiary or Subsidiary, provided always that the surviving entity is an existing Obligor or immediately becomes an Obligor in accordance with the provisions of this Agreement.

21.8 Insurance

The Company will, and it will procure that each Material Subsidiary will, effect and maintain such insurance over and in respect of its respective assets and business and in such manner and to such extent as is reasonable and customary for a business enterprise engaged in the same or a similar business and in the same or similar localities.

21.9 Change of business

The Company shall procure that no substantial change is made to the general nature of the business of the Company or the Group from that carried on at the date of this Agreement, provided that substantial changes in marketing, advertising, product-style, materials or distribution policies shall not be considered as substantial changes for the purposes of this Clause 21.9.

22. EVENTS OF DEFAULT

Each of the events or circumstances set out in Clause 22 is an Event of Default.

22.1 Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by administrative or technical error; and

(b) payment is made within five Business Days of its due date.

22.2 Financial Covenants

Any requirement of Clause 20 (Financial Covenants) is not satisfied.

22.3 Other obligations

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 22.1 (Non-payment) and Clause 22.2 (Financial Covenants)).

(b) No Event of Default under paragraph (a) of this Clause 22.3 will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the Facility Agent giving notice to the Company or the Company becoming aware of the failure to comply.

22.4 Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made and if the circumstances giving rise to the misrepresentation are capable of remedy, provided that such incorrect or misleading representation or statement has not been remedied within 20 Business Days from the earlier of (a) the date the Facility Agent has given written notice thereof to the relevant Obligor, and (b) the date such Obligor has had actual knowledge thereof.

22.5 Cross default

(a) Any Financial Indebtedness of any Obligor or Material Subsidiary is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of any Obligor or Material Subsidiary is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c) Any Security over any material assets of any Obligor or any Material Subsidiary is enforced

No Event of Default will occur under this Clause 22.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraph (a) to (c) above is less than Euro 35,000,000 (or its equivalent in any other currency or currencies).

22.6 Insolvency/Winding Up

(a) An Obligor or Material Subsidiary is unable or admits an inability to pay regularly its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b) The value of the assets of any Obligor is less than its liabilities.

(c) A moratorium is declared in respect of any indebtedness of any Obligor or Material Subsidiary.

(d) An Obligor or Material Subsidiary shall apply, or take any corporate action to apply, for a "concordato", make an assignment for the benefit of creditors or be subject to or apply for any bankruptcy proceedings or be submitted to or make an application for the process of controlled administration or of preliminary "concordato" ("concordato preventivo") or extraordinary administration ("amministrazione straordinaria") including, without limitation, pursuant to the provisions of Law Decree 23rd December, 2003 No. 347 as subsequently amended by Law Decree 29th November, 2004 No. 281 (as converted into law by Law 28th January, 2005 No. 6) or be put into forced or voluntary liquidation, including, without limitation, "liquidazione coatta amministrativa".

(e) An Obligor or a Material Subsidiary shall otherwise commence or have commenced against it any proceedings (save where such proceedings are in the reasonable opinion of the Facility Agent, frivolous or vexatious and the Obligor or Material Subsidiary is reasonably and diligently contesting such proceedings or such commenced proceedings are discharged or stayed within 45 days) under any law, regulation or decree of any applicable jurisdiction whether now or hereafter in effect relating to re-organisation, arrangement, re-adjustment of debts, dissolution or liquidation (other than a voluntary reconstruction or amalgamation of a Subsidiary on a solvent basis) provided that in the case of a Material Subsidiary the same would have a Material Adverse Effect.

22.7 Insolvency proceedings

Any application (other than one which is, in the reasonable opinion of the Facility Agent, frivolous or vexatious) corporate action, legal proceedings or other procedure or step is taken in relation to:

(a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor or Material Subsidiary other than a solvent liquidation or reorganisation of an Obligor or Material Subsidiary;

(b) a composition, compromise, assignment or arrangement with any creditor of any Obligor or Material Subsidiary;

(c) the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor or Material Subsidiary), receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or Material Subsidiary or any of its assets;

(d) or any analogous procedure or step is taken in any jurisdiction,

in each case, which if adversely determined, would have a Material Adverse Affect, save where the relevant Obligor or Material Subsidiary is, in good faith, reasonably and diligently, contesting such proceedings and such proceedings are discharged or stayed within 45 days.

22.8 Creditors' process

Any distress, execution, attachment or sequestration (but excluding an attachment or sequestration relating to assets in connection with any interim injunction pending final judgment) affects any material asset of an Obligor or any Material Subsidiary, unless any Agreed Exception applies.

22.9 Cessation of Business

An Obligor ceases to carry on its entire business (otherwise than by virtue of a disposal of assets permitted pursuant to Clauses 21.5 (Intellectual Property Disposals) or 21.6 (Disposals), or a Permitted Reorganisation as defined in paragraph (b) of Clause 21.7 (Merger)).

22.10 Ownership of the Obligors

An Obligor (other than the Company) is not or ceases to be a Subsidiary of the Company other than pursuant to a Permitted Reorganisation (as defined in paragraph (b) of Clause 21.7 (Merger)) or where another Subsidiary has assumed the obligations of such Obligor by acceding to this Agreement as an Additional Borrower or as an Additional Guarantor (as the case may be) in accordance with the provisions of Clause 24.2 (Additional Borrowers) or Clause 24.4 (Additional Guarantors).

22.11 Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents.

22.12 Repudiation

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

22.13 Material adverse change

A Material Adverse Change, having as a result a Material Adverse Effect, occurs.

22.14 Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

(a) cancel the Total Commitments whereupon they shall immediately be cancelled;

(b) declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c) declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders.

23. CHANGES TO THE LENDERS

23.1 Assignments and transfers by the Lenders

Subject to this Clause 23, a Lender (the "Existing Lender") may:

(a) assign any of its rights; or

(b) transfer (including by way of novation) any of its rights and obligations,

to another bank or financial institution which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, subject to such transferee being a Qualifying Lender (the "New Lender").

23.2 Conditions of assignment or transfer

Save as otherwise agreed by the Company, any assignment or transfer by an Existing Lender of part of its Commitment pursuant to Clause 23.1 (Assignments and transfers by the Lenders) above shall be in a minimum amount of Euro 10,000,000 and if more, an integral multiple of Euro 1,000,000.

(b) The written consent of the Company is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer is to another Lender or an Affiliate of a Lender or an Event of Default is continuing.

(c) The consent of the Company to an assignment or transfer must not be unreasonably withheld or delayed. The Company will be deemed to have given its consent ten (10) Business Days after receiving the relevant written request by the Facility Agent on behalf of the Existing Lender unless consent is expressly refused by the Company within that time.

(d) An assignment will only be effective on:

(i) receipt by the Facility Agent of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii) performance by the Facility Agent of all "know your customer" or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(e) A transfer will only be effective if the procedure set out in Clause 23.5 (Procedure for transfer) is complied with.

(f) If:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

23.3 Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of Euro 1,500.

23.4 Limitation of responsibility of Existing Lenders

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii) the financial condition of any Obligor;

(iii) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

(b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c) Nothing in any Finance Document obliges an Existing Lender to:

(i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 23; or

(ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

23.5 Procedure for transfer

(b) The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c) On the Transfer Date:

(i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the "Discharged Rights and Obligations");

(ii) each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii) the Facility Agent, the Mandated Lead Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Mandated Lead Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv) the New Lender shall become a Party as a "Lender".

23.6 Copy of Transfer Certificate to Company

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, send to the Company a copy of that Transfer Certificate.

23.7 Disclosure of information

Any Lender may disclose to any of its Affiliates and any other person:

(a) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

(c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs (a) and (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.

24. CHANGES TO THE OBLIGORS 24.1 Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

24.2 Additional Borrowers

(a) Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 19.8 ("Know your customer" checks), the Company may request that any of its wholly owned Subsidiaries becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(i) all the Lenders approve the accession of that Subsidiary to this Agreement;

(ii) the Company has acceded to this Agreement as an Additional Guarantor in accordance with the provisions of Clause 24.4 (Additional Guarantors);

(iii) the Company delivers to the Facility Agent a duly completed and executed Accession Letter;

(iv) the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(v) the Facility Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Facility Agent.

(b) The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent).

24.3 Resignation of a Borrower

(a) The Company may request that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Facility Agent a Resignation Letter.

(b) The Facility Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i) no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case); and

(ii) the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents,

whereupon that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents.

24.4 Additional Guarantors

(a) In accordance with the provisions of paragraph (a) of Clause 24.2 (Additional Borrowers), the Company shall become, and assume the obligations of, an Additional Guarantor when the Company requests that any of its wholly-owned Subsidiaries becomes an Additional Borrower.

(b) A Subsidiary of the Company shall be required to become an Additional Guarantor in the following circumstances:

(i) for the purposes of complying with paragraph (b)(iii) of Clause 21.7 (Merger); or

(ii) for the purposes of complying with one of the exceptions set out in paragraph (b) of Clause 21.6 (Disposals); or

(iii) for the purposes of meeting the requirements of Clause 19.4 (Obligors' Certificates).

(c) Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 19.8 ("Know your customer" checks) and:

(i) in the circumstances set out in paragraph (a) above; or

(ii) in the circumstances set out in paragraph (b) above; or

(iii) if the Company requests that any of its Subsidiaries become an Additional Guarantor,

the Company or such Subsidiary (as the case may be) shall promptly accede to this Agreement as an Additional Guarantor without requiring any prior approval from the Lenders. The Company or such Subsidiary (as the case may be) shall become an Additional Guarantor when:

(A) the Company delivers to the Facility Agent a duly completed and executed Accession Letter (in respect of itself or the relevant Subsidiary as the case may be); and

(B) the Facility Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Facility Agent.

(d) The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent).

24.5 Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

24.6 Resignation of a Guarantor

(a) The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Facility Agent a Resignation Letter.

(b) The Facility Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i) no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case); and

(ii) all the Lenders have consented to the Company's request provided that, in relation to an Additional Guarantor, such consent is not to be refused if the following conditions occur:

(A) the Obligors (without taking into account the Additional Guarantor) represent in aggregate at least 60 per cent of the turnover of the Group or, alternatively, a minimum of Euro 1,100,000,000 as determined by reference to the latest audited annual consolidated financial statements of the Group delivered pursuant to paragraph (a)(i) of Clause 19.1 (Financial Statements);

(B) there is no Default; and

      no written request has already been received by the Additional Guarantor in relation to the performance of its obligations under paragraphs (a), (b) and (c) of Clause 17.1 (Guarantee and indemnity).

25. ROLE OF THE FACILITY AGENT AND THE MANDATED LEAD ARRANGER

25.1 Appointment of the Facility Agent

(a) Each other Finance Party appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b) Each other Finance Party authorises the Facility Agent to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

25.2 Duties of the Facility Agent

(a) The Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(b) Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Finance Parties.

(d) If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than to the Facility Agent) under this Agreement it shall promptly notify the other Finance Parties.

(e) The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

25.3 Role of the Mandated Lead Arranger

Except as specifically provided in the Finance Documents, each of the Mandated Lead Arrangers has no obligations of any kind to any other Party under or in connection with any Finance Document.

25.4 No fiduciary duties

(a) Nothing in this Agreement constitutes the Facility Agent or any of the Mandated Lead Arrangers as a trustee or fiduciary of any other person.

(b) Neither the Facility Agent nor the Mandated Lead Arrangers shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

25.5 Business with the Group

The Facility Agent and each Mandated Lead Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

25.6 Rights and discretions of the Facility Agent

(a) The Facility Agent may rely on:

(i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 22.1 (Non-payment));

(ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii) any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c) The Facility Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d) The Facility Agent may act in relation to the Finance Documents through its personnel and agents.

(e) The Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f) Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor any Mandated Lead Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

25.7 Majority Lenders' instructions

  Unless a contrary indication appears in a Finance Document, the Facility Agent shall (i) exercise any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Facility Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

  Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

  The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

  In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Facility Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

  The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

25.8 Responsibility for documentation

Neither the Facility Agent nor the Mandated Lead Arranger:

  is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, any Mandated Lead Arranger, an Obligor or any other person given in or in connection with any Finance Document; or

  is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

25.9 Exclusion of liability

  Without limiting paragraph (b) below, the Facility Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

  No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this Clause subject to Clause 1.3 (Third Party Rights) and the provisions of the Third Parties Act.

  The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

  Nothing in this Agreement shall oblige the Facility Agent or any Mandated Lead Arranger to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Facility Agent and each Mandated Lead Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or any Mandated Lead Arranger.

25.10 Lenders' indemnity to the Facility Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by an Obligor pursuant to a Finance Document).

25.11 Resignation of the Facility Agent

  The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Company.

  Alternatively the Facility Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Facility Agent.

  If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Facility Agent (after consultation with the Company) may appoint a successor Facility Agent.

  The retiring Facility Agent shall, at its own cost, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.

  The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.

  Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 25. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

  After consultation with the Company, the Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above.

25.12 Confidentiality

  In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

  If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

25.13 Relationship with the Lenders

The Facility Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

Credit appraisal by the Lenders

  Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Facility Agent and each Mandated Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

  the financial condition, status and nature of each member of the Group;

  the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

  whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

  the adequacy, accuracy and/or completeness of any information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

25.15 Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent shall (in consultation with the Company) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

25.16 Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

26. CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

  interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit, without prejudice to the provisions of Clause 15 (Mitigation by Lenders);

  oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

  oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

27. SHARING AMONG THE FINANCE PARTIES

Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from an Obligor other than in accordance with Clause 28 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

  the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

  the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 28 (Payment mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

  the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 28.5 (Partial payments).

27.2 Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 28.5 (Partial payments).

27.3 Recovering Finance Party's rights

  On a distribution by the Facility Agent under Clause 27.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

  If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

27.4 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

  each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 27.2 (Redistribution of payments) shall, upon request of the Facility Agent, pay to the Facility Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

  that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

27.5 Exceptions

  This Clause 27 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.
  A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified that other Finance Party of the legal or arbitration proceedings; and

(ii) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

28. PAYMENT MECHANICS

28.1 Payments to the Facility Agent

  Subject to Clause 28.1(c), on each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

  Payment shall be made to such account in a principal financial centre in a Participating Member State or London with such bank as the Facility Agent specifies.

  On each date on which a Borrower is required to repay a Loan and all or part of that Loan is being refinanced by the utilisation of a Rollover Loan, then the repayment of such part of the Loan that is being refinanced by the utilisation of a Rollover Loan will be effected by way of book entry in the accounts of the Borrower and the Lenders and no physical settlement in the manner provided for in Clause 28.1(a) shall be required.

28.2 Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 28.3 (Distributions to an Obligor) and Clause 28.4 (Clawback) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank in the principal financial centre of a Participating Member State or London.

28.3 Distributions to an Obligor

The Facility Agent may (with the consent of the Obligor or in accordance with Clause 29 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

28.4 Clawback

  Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

  If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

28.5 Partial payments

  If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

  (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Facility Agent under the Finance Documents;

  (ii) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

  (iii) thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

  (iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

  The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

  Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

28.6 No set-off by Obligors

Subject Clause 28.1(c), all payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

28.7 Business Days

  Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

  During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

28.8 Currency of account

  Subject to paragraphs (b) and (c) below, euro is the currency of account and payment for any sum due from an Obligor under any Finance Document.

  Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

  Any amount expressed to be payable in a currency other than euro shall be paid in that other currency.

28.9 Change of currency

  Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

  (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Company); and

  (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

  If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the European interbank market and otherwise to reflect the change in currency.

  29. SET-OFF

  A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a mid-market spot rate of exchange for the purpose of the set-off.

  30. NOTICES

  30.1 Communications in writing

  Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

  30.2 Addresses

  The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

  in the case of the Company, that identified with its name below;

  in the case of each Lender or any other Original Obligor, that notified in writing to the Facility Agent on or prior to the date on which it becomes a Party; and

  in the case of the Facility Agent, that identified with its name below,

or any substitute address and fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

30.3 Delivery

  Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

  (i) if by way of fax, when received in legible form; or

  (ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

  and, if a particular department or officer is specified as part of its address details provided under Clause 30.2 (Addresses), if addressed to that department or officer.

  Any communication or document to be made or delivered to the Facility Agent will be effective only when actually received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent's signature below (or any substitute department or officer as the Facility Agent shall specify for this purpose).

  All notices from or to an Obligor shall be sent through the Facility Agent.

  Any communication or document made or delivered to the Company in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

30.4 Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 30.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

30.5 Electronic Communication

  Any communication to be made between the Facility Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Facility Agent and the relevant Lender:

  (i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

  (ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

  (iii) notify each other of any change to their address or any other such information supplied by them.

  Any electronic communication made between the Facility Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.

30.6 English language

  Any notice given under or in connection with any Finance Document must be in English, unless otherwise expressly provided.

  All other documents provided under or in connection with any Finance Document must be, unless otherwise expressly provided:

(i) in English; or

(ii) if not in English, and if so required by the Facility Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

31. CALCULATIONS AND CERTIFICATES

31.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

31.2 Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

31.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the European interbank market differs, in accordance with that market practice.

32. PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

33. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

34. AMENDMENTS AND WAIVERS

34.1 Required consents

  Subject to Clause 34.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

  The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

34.2 Exceptions

  An amendment or waiver that has the effect of changing or which relates to:

  (i) the definition of "Majority Lenders" in Clause 1.1 (Definitions);

  (ii) an extension to the date of payment of any amount under the Finance Documents;

  (iii) a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

  (iv) an increase in or an extension of any Commitment;

  (v) a change to the Borrowers or Guarantors other than in accordance with Clause 24 (Changes to the Obligors);

  (vi) any provision which expressly requires the consent of all the Lenders; or

  (vii) Clause 2.2 (Finance Parties' rights and obligations), Clause 23 (Changes to the Lenders) or this Clause 34,

  shall not be made without the prior consent of all the Lenders.

  An amendment or waiver which relates to the rights or obligations of the Facility Agent or any Mandated Lead Arranger may not be effected without the consent of the Facility Agent or such Mandated Lead Arranger.

35. COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

36. GOVERNING LAW

This Agreement is governed by English law.

37. ENFORCEMENT

37.1 Jurisdiction

  The courts of England have jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

  The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

  This Clause 37.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

37.2 Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

  irrevocably appoints Benetton Retail (1988) Ltd, whose registered office is at 5th Floor, Byron House, 7-9 St James's Street, London SW1A 1EE, England as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

  agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

 SCHEDULE 1

THE ORIGINAL PARTIES

Part 1

The Original Obligors
Name of Original Borrower	Registration number (or equivalent, if any)
Benetton Group S.p.A.	00193320264, Companies Registry of Treviso

Name of Original Guarantor	Registration number (or equivalent, if any)
Bencom S.r.l.	03490770264, Companies Registry of Treviso
Benind S.p.A.	02309270581, Companies Registry of Treviso

Part II
The Original Lenders

Name of Original Lender

Banca di Roma Capitalia Group

Banca Intesa

Banca Nazionale del Lavoro

Banco Popolare di Verona e Novara

BNP Paribas, Milan Branch

Calyon, Milan Branch

Citibank, N.A., Milan branch

HSBC Bank plc

Sanpaolo IMI S.p.A.

Unicredit Banca d'Impresa S.p.A

Commitment 50,000,000 50,000,000 18259: 50,000,000 18260: 50,000,000 18261: 50,000,000 50,000,000 50,000,000 50,000,000 50,000,000 50,000,000
Total Commitments	500,000,000

SCHEDULE 2

18278: CONDITIONS PRECEDENT

Part I

Conditions Precedent To Initial Utilisation

1. Original Obligors

(a) A copy of the by-laws and extracts from the relevant Chamber of Commerce of each Original Obligor.

(b) A copy of a resolution of the board of directors of each Original Obligor:

(i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d) A certificate of the Company, signed by a director, a legal representative or a special proxy ("procuratore speciale"), duly authorised for such purpose, confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Original Obligor to be exceeded.

(e) A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.Legal opinions

(a) A legal opinion of White & Case (London), English legal advisers to the Mandated Lead Arrangers and the Facility Agent, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b) A legal opinion of White & Case (Milan), Italian legal advisers to the Mandated Lead Arrangers and the Facility Agent, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(c) A legal opinion of Orrick, Herrington & Sutcliffe, legal advisers to the Obligors addressed to Finance Parties.

3. Financial Documents

(a) The Original Financial Statements.

(b) Copies of the latest available interim consolidated financial statements of the Group.

(c) Copies of the latest available interim financial statements of each Obligor.

(d) A certificate of the Company signed by a director, a legal representative or a special proxy ("procuratore speciale") of the Company, duly authorised for such purpose, dated not earlier than the date of this Agreement confirming that the Obligors represent in aggregate at least 60 per cent. of the turnover of the Group or have an aggregate turnover of a minimum of at least Euro 1,100,000,000.

4. Other documents and evidence

(a) Evidence that any process agent referred to in Clause 37.2 (Service of process) has accepted its appointment.

(b) Evidence that the Arrangement Fees and any other fees, due from the Company pursuant to Clause 11 (Fees) have been paid or will be paid by the first Utilisation Date.

Part II

Conditions Precedent Required To Be Delivered By An Additional Obligor

1. An Accession Letter, duly executed by the Additional Obligor and the Company.

2. A copy of the constitutional documents (including for the avoidance of doubt, its deed of incorporation, by-laws and extracts from the relevant Chamber of Commerce) of the Additional Obligor.

3. A copy of a resolution of the board of directors of the Additional Obligor:

(a) approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

(b) authorising a specified person or persons to execute the Accession Letter on its behalf; and

(c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents.

4. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

5. A certificate of the Additional Obligor signed by a director, a legal representative or a special proxy ("procuratore speciale"), duly authorised for such purpose, confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

6. A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

7. A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

8. If available, the latest audited financial statements and the latest available interim financial statements of the Additional Obligor.

9. A legal opinion of the English legal advisers to the Mandated Lead Arrangers and the Facility Agent.

10. If the Additional Obligor is incorporated in a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Mandated Lead Arrangers and the Facility Agent in the jurisdiction in which the Additional Obligor is incorporated.

11. A legal opinion of external legal advisors to the Additional Obligor addressed to the Finance Parties.

12. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 37.2 (Service of process) has accepted its appointment in relation to the proposed Additional Obligor.

SCHEDULE 3

UTILISATION REQUEST

From:(Borrower)

To: BNP Paribas (Paris) as Facility Agent

Dated:

Dear Sirs

Benetton Group S.p.A. - Euro 500,000,000 Revolving Credit Facility Agreement

10 June 2005 (the "Agreement")

1. We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2. We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:

Amount in Euro:

Interest Period:

3.We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.The proceeds of this Loan should be credited to (account).

5.This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
(name of relevant Borrower)

SCHEDULE 4

FORM OF TRANSFER CERTIFICATES

To: BNP Paribas as Facility Agent

From: (the "Existing Lender") and (the "New Lender")

Dated:

Benetton Group S.p.A. - Euro 500,000,000 Revolving Credit Facility Agreement

dated 10 June 2005 (the " Agreement")

1. We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2. We refer to Clause 23.5 (Procedure for transfer):

(a) The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 23.5 (Procedure for transfer).

(b) The proposed Transfer Date is

(c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 30.2 (Addresses) are set out in the Schedule.

3. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 23.4 (Limitation of responsibility of Existing Lenders).

4. The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a) a Lender resident in Italy for tax purposes; or

(b) a Treaty Lender.

5. This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

6. This Transfer Certificate is governed by English law.

THE SCHEDULE

Commitment/rights and obligations to be transferred

(insert relevant details)

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender] [New Lender]

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as

BNP Paribas as Facility Agent

SCHEDULE 5

FORM OF ACCESSION LETTER

To: BNP Paribas as Facility Agent

From: [Subsidiary] and [Company]

Dated:

Dear Sirs

Benetton Group S.p.A. - Euro 500,000,000 Revolving Credit Facility Agreement

dated 10 June 2005 (the " Agreement")

1. We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2. [Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Agreement as an Additional [Borrower]/[Guarantor] pursuant to Clause [24.2 (Additional Borrowers)]/[Clause 24.4 (Additional Guarantors)] of the Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction]. [[Subsidiary] is a Subsidiary as defined in the Agreement.]

3. [Subsidiary's] administrative details are as follows:

Address:

Fax No:

Attention:

4. This Accession Letter is governed by English law.

[This Guarantor Accession Letter is entered into by deed.]

Benetton Group S.p.A [Subsidiary]

SCHEDULE 6

FORM OF RESIGNATION LETTER

To: BNP Paribas as Facility Agent

From: [resigning Obligor] and [Company]

Dated:

Dear Sirs

Benetton Group S.p.A. - Euro 500,000,000 Revolving Credit Facility Agreement

dated 10 June 2005 (the "Agreement")

1. We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2. Pursuant to [Clause 24.3 (Resignation of a Borrower)]/[Clause 24.6 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Agreement.

3. We confirm that no Default is continuing or would result from the acceptance of this request.

4. This Resignation Letter is governed by English law.

Benetton Group S.p.A. [Subsidiary]

SCHEDULE 7

FORM OF COMPLIANCE CERTIFICATE

To: BNP Paribas as Facility Agent

From: Benetton Group S.p.A.

Dated:

Dear Sirs

Benetton Group S.p.A. - Euro 500,000,000 Revolving Credit Facility Agreement.

dated 10 June 2005 (the "Agreement")

1. We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2. This Compliance Certificate is provided in accordance with Clause 19.2 (Compliance Certificates) of the Agreement.

3. We, being Directors of the Company as at the date of this Agreement, confirm that the financial covenants contained in Clause 20 (Financial Covenants) of the Agreement have been complied with as at the testing date.

4. Our confirmation is based on the following:

(a) The ratio of Consolidated Total Net Debt to Consolidated EBITDA for the period ending on the testing date was

(b) The ratio of Consolidated EBITDA to Consolidated Net Interest for the period ending on the testing date was

(c) The ratio of Consolidated Total Net Debt to Consolidated Equity for the period ending on the testing date was

5. We further confirm that no Default is continuing.

Signed:

SCHEDULE 8

EXISTING SECURITY
Description of Loan and Maturity Date	Original Secured Amount	Outstanding Secured Amount as at 31 December 2004
FRIE Loan maturing 01 January 2007	3,395,174.44	1,168,650
FRIE Loan maturing 01 July 2005	2,123,670.44	201,463

 SCHEDULE 9

TIMETABLES
* All times refer to times in Milan
Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)	U-3 10.00 am
Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders' participation)	U-3 4.00 pm
EURIBOR is fixed	Quotation Day as of 11.00 a.m. Brussels time
"U"	= date of Utilisation

SIGNATORIES

The Original Borrower

BENETTON GROUP S.p.A

By:

Notice Details:

Address:

Fax:

Attention:

The Original Guarantors

BENCOM S.r.l.

By:

Notice Details:

Address:

Fax:

Attention:

BENIND S.p.A.

By:

Notice Details:

Address:

Fax:

Attention:

The Mandated Lead Arrangers

BANCA DI ROMA CAPITALIA GROUP

By:

BANCA INTESA

By:

BANCA NAZIONALE DEL LAVORO

By:

BANCO POPOLARE DI VERONA E NOVARA

By:

BNP PARIBAS

By:

CALYON

By:

CITIGROUP GLOBAL MARKETS LIMITED

By:

HSBC BANK PLC

By:

SANPAOLO IMI S.p.A.

By:

UNICREDIT BANCA MOBILIARE S.p.A.

By:

The Original Lenders

BANCA DI ROMA CAPITALIA GROUP

By:

BANCA INTESA

By:

BANCA NAZIONALE DEL LAVORO

By:

BANCO POPOLARE DI VERONA E NOVARA

By:

BNP PARIBAS, MILAN BRANCH

By:

CALYON, MILAN BRANCH

By:

CITIBANK, N.A., MILAN BRANCH

By:

HSBC BANK PLC

By:

SANPAOLO IMI S.p.A.

By:

UNICREDIT BANCA D'IMPRESA S.p.A.

By:

The Facility Agent

BNP PARIBAS

By:

Notice Details:

Address:

Fax:

Attention:

EXHIBIT 4.2

BENETTON GROUP

STOCK OPTION PLAN FOR TOP MANAGEMENT

Rules - 10th Draft

12 July 2004

Index

1. introduction

2. purposes of the plan

3. object of the plan

4. management of the plan

5. participation eligibility

6. definition of the cycle

7. criteria for assignation of options

8. conditions for exercising the options

9. acceptance of options

10.terms for exercising options

11.registration and non-transferability of options

12.share subscription price

13."pari passu" clause

14.updates of the rules and suspension of option rights

15. treatment in the case of termination of employment

16. plan administration

17. arbitration

Extract of ATTACHMENTS:

ATTACHMENT 1 - REFERENCE TIMETABLE CHART

ATTACHMENT 2 - FINANCIAL PARAMETERS FOR 2004-2007 EVA CALCULATION

ATTACHMENT 3 - PERFORMANCE INDICATOR: EVA

ACCEPTANCE OF THESE RULES

 1. INTRODUCTION

The purpose of these RULES is to provide the basic framework and application indications for management of the Stock Option Plan intended for the Top Management of the Benetton Group (hereafter called "Plan" and "Benetton", respectively).

The clauses of these Rules are correlated and inseparable.

 2. PURPOSES of the plan

To focus the attention of the Top Management on the strategic success factors over the medium to long-term with particular emphasis on certain specific corporate objectives.

To introduce, in addition to the overall financial package currently provided for Top Management, a further financial incentive correlated to the creation of value for the Company and its Shareholders, aligning the interests of investors and Managers and consequently sending positive messages to the market.

To improve competitiveness on the remuneration market, over the medium to long-term.

To encourage faithfulness to the Group, by providing incentives to the "key" Managers to remain with the Group.

3. object of the plan

The Plan is directed at the free assignment of options to subscribe to a new issue of Benetton ordinary shares, to be created by an increase in the share capital.
The options, if exercised, give the right to subscribe for shares on a 1:1 basis.

The shares shall have full rights and accordingly dividends shall be due to the Plan's Participants commencing from the time when they become owners of these shares.

4. management of the plan

The body responsible for the decisions related to the Plan (with the exception~~s~~ of the prerogatives of the Shareholders' Meeting) is the Board of Directors of Benetton Group S.p.A. (hereafter called the "Board of Directors"). The Board of Directors shall approve the Plan and its Rules and delegate operational management of the Plan to the Remuneration Committee, (hereafter called the "RC"), which, in collaboration with the Human Resources Management of the Benetton Group S.p.A., shall apply the regulations set out in these Rules.

Each year the RC shall report on the progress of the Plan to the Board of Directors and the Chairman of the Meeting of Shareholders.

5. participation eligibility

The Plan is offered to the Top Managers of the Group who have been identified by the Board of Directors, on a proposal from the RC, as having a "key" role in the perspective of Benetton's achievement of the strategic objectives.

With the exception of changes approved by the Board of Directors from time to time, the requisites normally required, in terms of eligibility, are:

to have been employed for at least 6 months during the year concerned with a contract for an indeterminate time;

must not be serving a period of notice following resignation or dismissal at the time the options are assigned.

The RC, acting on a proposal from the Managing Director/Human Resources Management, has the discretion to evaluate admittance to the Plan of persons/roles that are particularly critical in the perspective of Benetton's strategic objectives.

6. Definition of the cycle

The Plan provides for a single cycle of annual options assignation, which can be renewable at the discretion of the Board of Directors.

The cycle comprises a period of restriction before options can be exercised ("vesting period") of 4 years from the date of assignation of the options and a further period of 5 years for the exercise of the options themselves ("exercise period"). Nevertheless, there is the possibility of exercising up to a maximum of 50% of the options assigned after 2 years have elapsed from the date when the options were assigned, subject to the conditions provided in Art. 8 below.

Attachment 1 gives a graphic example of the structure of the cycle for assignation of options.

7. criteria for assignation of options

The criteria for the assignation of options are established by the RC, which formulates proposals on the number of options to be assigned for submission to the approval of the Board of Directors.

The base number of options to be assigned to each Participant is established with reference to their Gross Annual Income (GAI); a multiplier is applied to this amount associated with the "organizational weighting" of each role, which is calculated from the joint evaluation of the following two elements:

organizational level in the structure;

criticality of the role in the perspective of value creation.

8. conditions for exercising The options

The quota of options assigned that will be effectively become exercisable, following the vesting period of 4 years (see Art. 6), shall depend upon the level of achievement, accumulated during the vesting period, of the following performance indicator relating to the four years 2004-2007:

EVA (Economic Value Added)
(see Attachment 2)

With reference to this parameter, a minimum threshold for exercising is provided, which is equal to 60% of the cumulative EVA in the four years 2004-2007 and determined on the basis of the profitability and financial estimates contained in the "Guidelines" for the financial years 2004-2007, as presented to the Board of Directors on 20/11/03. Should the results for the four years be inferior to this threshold no further option shall become exercisable after the expiry of the 4 year vesting period, with the exception of the options that are exercisable after the first bi-annual period, as indicated below.

Above this threshold, a percentage of the options that become exercisable of between 60% and 100% is linked to the EVA values achieved, as compared to the four-year EVA Objective. The percentages of options that become exercisable for each level of EVA achieved are shown in an appropriate table (see Attachment 3). For EVA values within the intervals indicated in the Table in Attachment 3, the options corresponding to the lower percentage shall become exercisable.

The achievement of an excellent EVA performance (>= 105%) allows 100% of the options assigned to be exercised.

The degree of achievement of the performance objective (EVA), measured in cumulative terms in the period of reference, will be verified at the end of each of the two vesting periods and must be approved by the Board of Directors. For the purpose of calculating the final performance figures (EVA) it is specified that the same Income Statement format as that given in Attachment 2 shall be applied, and in particular the same criteria for identification of the other charges/income; it is also specified that the final EVA figure shall in general be calculated by applying the same accounting criteria as those used to determine the objectives in the 2004-2007 "Guidelines".

As stated in Art. 6 above, nevertheless there is the possibility of exercising up to a maximum of 50% of the assigned options after only two years from the date of assignation of the options themselves. This is on the condition that 100% of the cumulative EVA Objective is achieved in the bi-annual period 2004-2005. Such options shall become exercisable before the end of the exercise period (September 2013) even if the minimum cumulative EVA Objective (60%) relating to the four years 2004-2007 is not achieved.

In the case where 100% of cumulative EVA is not achieved in the bi-annual period 2004-2005 and thus no early exercise is possible, the possibility is provided of recuperating the suspended options, at the end of the four-year vesting period, on condition that at least the pre-established threshold of 60% of cumulative EVA is achieved in the 2004-2007 reference period (see Attachment 3).

Finally, it is specified that, once the performance conditions at the end of the bi-annual and four year periods have been verified, the total options that become exercisable by each Participant in the Plan shall not in any event exceed the overall percentages indicated in Attachment 3 and shall be correlated to the various levels of EVA achievement and also take into account any options already exercised in advance after the first bi-annual vesting period.

9. acceptance of options

Acceptance of the options assigned must be confirmed by restitution of a copy of the letter communicating participation in the Stock Options Plan, the Registration Form for the Plan itself and these Rules, duly signed by the Participant, as soon as possible and in any event not more than 30 days from the date of dispatch of the assignation letter.

Failure to sign the receipt and acceptance and return the above documentation automatically excludes the Participant from this Plan.

10. terms FOR exercising options

Each Participant in the Plan shall be able to state, in writing, the number of options that they intend to exercise and thus the shares for which they intend to subscribe, by following the instructions that shall be provided on this matter by the Trust Company to which the Benetton Group S.p.A. will entrust the Plan Administration (see Art. 16).

The right of a Plan Participant to exercise the options attributed to him is conditional on the existence of each of the following prerequisites:

the achievement of the performance objective (EVA), as already indicated in Art. 8, verified by the Board of Directors and advised to the individual Participants;

the conclusion of the vesting periods as indicated in Attachment 1;

the non- conclusion of the final term ("expiration date") provided for the exercise of the options (i.e.: 9 years after the date of assignation of the options);

the continuing nature of employment at the time of exercising the options, it being understood that this is specifically regulated by Article 15.

In any case, for the entire duration of the Plan the options shall not be exercised in the period between the date on which the Board of Directors of the Company approve the financial statements for the year and the date on which dividends are payable, based on the Stock Market calendar.

The options must be exercised for a minimum lot of no less than 5,000 options or multiples thereof.
Only in the case where the difference between the number of options that become exercisable by each Participant and the number of options already exercised by the latter is less than the above-mentioned minimum lot, the residual options that become exercisable shall be in any event exercised by the Participant even if there is a smaller number than the minimum negotiable lot.

The shares shall be made available to each Participant according to the instructions that will be provided by the Trust Company.

11. Registration and non-transferability of options

The options are registered personally, free and non-transferable, except for "mortis causa", as provided hereafter (Art. 15, 4th point).

12. share subscription price

The share subscription price, payable at the time the options are exercised, shall be equal to the "normal value" of the share at the date the options were assigned.

This value is established on the basis of letter a) of paragraph 4 of Article 9 of the "Unified Tax Code" (TUIR), which states that the normal value of shares is determined on the basis of the arithmetical average of the prices recorded during the last month on the Milan Stock Market. In this regard, it is specified that the expression "last month" does not refer to the previous calendar month, but to the period from the reference day (the date of assignation of the options to the employee) to the same day of the previous calendar month.

13. "pari passu" clause

In case of the launch of a TOB (take-over bid) for 100% of Benetton shares or the acquisition of control by third parties during the duration of the Plan, each of the Managers Participating in the Plan shall be entitled to request, alternatively:

the exercise of the options assigned to them, even though these are not yet "vested", by subscribing to the underlying shares and re-selling them on the same terms and conditions provided in the TOB or in the acquisition agreement;

the retention of the options assigned to them, thus conserving the rights acquired.

14. Updates OF The RULES AND suspension of option rights

In the case of:

an increase in the Company's share capital, either by way of a bonus issue or for payment, or else extraordinary dividend distributions that can influence the financial content of the Plan;

events capable of influencing the objectives, options, shares or the Plan, for example mergers, spin-offs, public subscription or exchange offers, de-listing on one or more markets or other exceptional events that could affect the trend of the business;

the Board of Directors, subject to a change, if the case warrants, in the unitary price for the exercise of options in conformity with the applicable fiscal legislation, shall be empowered to:

suspend the right to exercise options for a maximum period of 3 months;

make changes and additions to the Rules, as considered necessary and appropriate to maintain the essential contents of the Plan unchanged as far as is possible.

The Company must give timely advice to the Participants of the date when this suspension will commence, its duration and the date when the facility to exercise options will be re-established.

15. treatment in THE case of termination of employment

In the case of termination of employment due to resignation or dismissal, the option rights that become exercisable but not yet exercised shall become exercisable within the period up to the date of termination of employment.

In the case of termination agreed between the parties (including for just cause and/or for a justified subjective reason), the option rights that become exercisable and not yet exercised shall become exercisable before the termination date agreed by the parties.

In the case of pensioning or disablement, all the option rights already assigned shall become exercisable immediately and can be exercised within 1 year from the date of termination of employment.

In the case of the death of the holder of option rights, all the option rights already assigned can be exercised by their heirs or assignees within 6 months from the date of death.

However, the Board of Directors have the power to decide on a forfeiting formula, or in any event improve the treatment of particular cases.

16. plan administration

The administration of the Benetton Group Stock Option Plan is entrusted to a Trust Company (hereafter called "Trust"), in collaboration with the Human Resources Management of Benetton Group S.p.A.

The Trust, shall receive information from Benetton regarding:

- the number of individual Participants in the Plan, their personal details, role, etc.;

- the number of options assigned to each Participant, subscription price of the shares and other contractual clauses.

At the time of commencement of the period for exercising the options the Trust shall advise the Plan Participants of the opening of the exercise possibility, the final date (expiration date) and reiterate the principal clauses of the Rules.

The Participants must inform the Trust directly in writing of their wish to exercise, within the dates provided, specifying the number of options that they intend to exercise and simultaneously place the sum necessary for subscription to the shares at the Trust's disposition or arrange a bank transfer.
The Participant shall be considered the owner of the shares from the date of exercise of the options and simultaneous payment of the subscription price.

The Trust, on request from the interested parties, shall be able to administer the shares in trust or arrange a sale, crediting the proceeds to the account indicated by the party concerned.

The Trust shall operate in accordance with the mandate granted by Benetton Group S.p.A.

The Trust shall carry out all the commitments contained in these Rules.

The Trust's administration costs, with the exclusion of the costs arising on the exercise of options, will be met by Benetton Group S.p.A.

17. arbitration

Whatever controversy arises regarding the Plan, its interpretation and execution, non-execution or termination, and their effects, shall be exclusively resolved by a Board of three arbitrators constituted as follows:

an arbitrator appointed by Benetton Group S.p.A.;

an arbitrator appointed by the Participant or their heirs or successors;

the third, who shall act as Chairman, shall be designated by the other two, or else, if they do not appoint the third person within 15 days from their own appointment, by the President of the Treviso Court.
The latter shall also nominate another arbitrator if this not arranged - or not arranged where necessary for his substitution - within 15 days

The Board shall conduct its procedures according to the rules of the National and International Arbitrators Board of the Treviso Chamber of Commerce and proceed in the customary manner according to the law.

Extract of ATTACHMENTS:

ATTACHMENT 1 - REFERENCE TIMETABLE CHART
	Vesting periods Exercise periods
Assignation:	Sep.04	Sep.06	Sep.08	Sep.13
cycle				expiration date
Option that can be exercised		50%	50%

ATTACHMENT 2 FINANCIAL PARAMETERS FOR 2004-2007 EVA CALCULATION

The values are expressed in millions of Euros
	Guidelines Consolidated Financial Statements
	2004	2007
EVA CALCULATON:
OPERTAING RESULT (A)	223	324
TAXES ON OPERATING RESULT:
TOTAL TAXES	-44	-76
TAX RATE FIN./OTHER EXP.	33%	33%
TAX SHIELD FIN./OTHER EXP.	-17	-8
TAXES ON OPERATING RESULT (B)	-61	-84	CUMULATIVE EVA 2004/2005	68
NOPAT (C=A-B)	162	240	CUMULATIVE EVA 2004/2007	229
WACC (D)	7,40%	7,50%
AVE.CAP.INVESTED (E)	1774	1862
COST OF CAPITAL (F=D*E)	131	140
EVA (G=C-F)	31	100

ATTACHMENT 3 PERFORMANCE INDICATOR: EVA

Each level of achievement of the EVA objective corresponds to a percentage of the options assigned that become exercisable, as indicated below:

The values are expressed in millions of Euros
LEVEL ACHIEVED	EVA OBJECTIVE VALUE	OPTIONS EXERCISABLE
>=105%	240	100%
100%	229	96%
92%	211	92%
84%	192	84%
76%	174	76%
68%	156	68%
60%	137	60%

ACCEPTANCE OF THESE RULES

I hereby declare that I have read and fully understood the Stock Option Plan Rules of Benetton Group S.p.A.

Date

Signature

EXHIBIT 12.1

CERTIFICATIONS

I, Silvano Cassano, C.E.O. of Benetton Group S.p.A., certify that:

1. I have reviewed this annual report on Form 20-F of Benetton Group S.p.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

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

Date: June 28, 2005

 /s/ Silvano Cassano

___________________

Silvano Cassano

Chief Executive Officer

 EXHIBIT 12.2

CERTIFICATIONS

I, Pier Francesco Facchini, C.F.O. of Benetton Group S.p.A., certify that:

1. I have reviewed this annual report on Form 20-F of Benetton Group S.p.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

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

Date: June 28, 2005

 /s/ Pier Francesco Facchini

_______________________

Pier Francesco Facchini

Chief Financial Officer

EXHIBIT 13.1

 CERTIFICATION

Pursuant to 18 United States Code Paragraph 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned hereby certify that to our knowledge the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 of Benetton Group S.p.A., (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2005

/s/ Silvano Cassano

___________________

Silvano Cassano

Chief Executive Officer

 /s/ Pier Francesco Facchini

______________________

Pier Francesco Facchini

Chief Financial Officer

EXHIBIT 15.1

BENETTON GROUP S.P.A.

PROCEDURE FOR REPORTING COMPLAINTS TO THE INTERNAL AUDIT COMMITTEE

PREAMBLE

  This Procedure (hereinafter referred to as the "Procedure") is adopted by the Benetton Group S.p.A. Internal Audit Committee in compliance with United States legislation applicable to all companies with listed stock on the American markets and in particular in accordance with Section 10A of the Securities and Exchange Act of 1934 as amended by Section 301 of the Sarbanes Oxley Act of 2002.

  This legislation provides that the Audit Committee establishes the procedure for:

    the receipt, retention and handling of complaints received by the issuer, from anyone, regarding accounting, internal accounting control or auditing matters in general;

    the receipt, retention and handling of concerns or complaints submitted by employees regarding accounting or auditing matters in general, guaranteeing the anonymity of the employee.

  The Benetton Group S.p.A. Internal Audit Committee (hereinafter also referred to as CCI) has been identified, with the Board of Director's resolution of March 4, 2005, as the Audit Committee in accordance with United States legislation applicable to foreign companies listed in the United States, with consequent attribution of functions, duties and responsibilities.

PROCEDURE

Art. 1 SUBJECT MATTER

Complaints as per letter a) of the Preamble (hereinafter for the sake of simplicity called "Complaints") may have as their subject matter accounting or internal accounting controls or auditing matters in general including, by way of example but not limited thereto:

  any accounting procedure relative to or in any case connected with the preparation of the financial statement and the quarterly accounting statements of the company that does not comply with the accounting principles;

  any fraud or deliberate error in the preparation or review or audit of the financial statement and the quarterly accounting statement of the company or in the recording and storing of accounting data in general;

  all and any non-compliance with or serious deficiency in company accounting controls;

  all and any false statement or misrepresentation or all and any intentional omission regarding important information reported to or by an operating officer or by an Administration, Financial or Audit management employee related to data contained in the quarterly accounting statements, in the accounting statements in general or in the reports prepared by the independent auditing firm on the accounting statements.

ART. 2 - SCOPE

The Procedure is applicable to Benetton Group S.p.A. and the companies it directly or indirectly controls (hereinafter referred to as the "Group").

The Italian and foreign subsidiaries shall adopt the Procedure, compatibly with applicable national legislation, without prejudice to particularly specific situations.

Art. 3 METHODS OF REPORTING THE COMPLAINTS - ADDRESSEES

Complaints must be addressed to the Internal Audit Committee of the Company in the following ways:

  by sending an e-mail to the following e-mail address: audit.committee@benetton.it;

  or

  by sending ordinary mail to the address: Benetton Group S.p.A. Via Villa Minelli n. 1 - 31050 Ponzano Veneto (TV) marked for the attention of the "Chairperson of the Internal Audit Committee confidential and personal".

Complaints sent by Group employees may be anonymous and to ensure such anonymity supposing that mailing is with the methods as per letter A) above the e-mail address audit.committee@benetton.it uses special software that deletes and does not make the name of the sender available.

Complaints sent with the aforementioned methods arrive directly to the CCI member officers, without any other organizational structure of the Group having access thereto.

Complaints that are not anonymous or can in any case be traced back to the sender are handled with the utmost confidentiality and, under the direct responsibility of each CCI member, the name of the sender is not revealed outside the actual CCI.

Complaints, whether anonymous or signed, have the same treatment for the purpose of activation of the control procedure in accordance with art. 4 herebelow.

Art. 4 ASSESSING THE COMPLAINTS INVESTIGATION STAGE

The CCI will jointly assess, prima facie, the admissibility, grounds, importance and credibility of the Complaints, with the assistance, if necessary, of internal structures of the Group or, whenever it deems advisable, by retaining an outside consultant. Following this preliminary investigation and depending on the nature of the facts or circumstances that are the subject matter of the complaint, the CCI will refer the relevant decision that will be necessary or advisable to the Board of Directors in its entirety as well as to the Board of Audit and the duly appointed independent auditing firm for all matters that lie within their province.

Complaints with clearly unfounded or incomprehensible allegations, without corroboration in fact or not pertaining to matters covered by this Procedure as per letter a) of the Preamble, are filed directly after a statement is made that the complaint is irreceivable.

All investigation activities must be recorded.

The results of investigations made under this procedure must be reported in the minutes of the CCI meetings where the report of the person (internal or external) appointed to investigate is given.

The CCI periodically reports the outcome of the investigations to the Board of Directors, which takes the necessary measures.

All received complaints together with the documents regarding any investigation must be kept in the CCI files.

Art. 5 PUBLICATIONS

This Procedure is subject to the following forms of publication:

  publication on the corporate website;

  delivery of one copy to each Group employee.

Any future amendments that shall be approved by the CCI will be notified in the same ways.

Art. 6 OTHER

The Procedure was adopted by the Benetton Group S.p.A. Internal Audit Committee at the meeting on June 28, 2005 and is effective from that date.

The Procedure is drawn up in Italian and English.

EXHIBIT 15.1

BENETTON GROUP S.P.A.

PROCEDURE FOR REPORTING COMPLAINTS TO THE INTERNAL AUDIT COMMITTEE

PREAMBLE

  This Procedure (hereinafter referred to as the "Procedure") is adopted by the Benetton Group S.p.A. Internal Audit Committee in compliance with United States legislation applicable to all companies with listed stock on the American markets and in particular in accordance with Section 10A of the Securities and Exchange Act of 1934 as amended by Section 301 of the Sarbanes - Oxley Act of 2002.

  This legislation provides that the Audit Committee establishes the procedure for:

    the receipt, retention and handling of complaints received by the issuer, from anyone, regarding accounting, internal accounting control or auditing matters in general;

    the receipt, retention and handling of concerns or complaints submitted by employees regarding accounting or auditing matters in general, guaranteeing the anonymity of the employee.

  The Benetton Group S.p.A. Internal Audit Committee (hereinafter also referred to as CCI) has been identified, with the Board of Director's resolution of March 4, 2005, as the Audit Committee in accordance with United States legislation applicable to foreign companies listed in the United States, with consequent attribution of functions, duties and responsibilities.

PROCEDURE

Art. 1 - SUBJECT MATTER

Complaints as per letter a) of the Preamble (hereinafter for the sake of simplicity called "Complaints") may have as their subject matter accounting or internal accounting controls or auditing matters in general including, by way of example but not limited thereto:

  any accounting procedure relative to or in any case connected with the preparation of the financial statement and the quarterly accounting statements of the company that does not comply with the accounting principles;

  any fraud or deliberate error in the preparation or review or audit of the financial statement and the quarterly accounting statement of the company or in the recording and storing of accounting data in general;

  all and any non-compliance with or serious deficiency in company accounting controls;

  all and any false statement or misrepresentation or all and any intentional omission regarding important information reported to or by an operating officer or by an Administration, Financial or Audit management employee related to data contained in the quarterly accounting statements, in the accounting statements in general or in the reports prepared by the independent auditing firm on the accounting statements.

ART. 2 - SCOPE

The Procedure is applicable to Benetton Group S.p.A. and the companies it directly or indirectly controls (hereinafter referred to as the "Group").

The Italian and foreign subsidiaries shall adopt the Procedure, compatibly with applicable national legislation, without prejudice to particularly specific situations.

Art. 3 - METHODS OF REPORTING THE COMPLAINTS - ADDRESSEES

Complaints must be addressed to the Internal Audit Committee of the Company in the following ways:

  by sending an e-mail to the following e-mail address: audit.committee@benetton.it;

  or

  by sending ordinary mail to the address: Benetton Group S.p.A. - Via Villa Minelli n. 1 - 31050 Ponzano Veneto (TV) marked for the attention of the "Chairperson of the Internal Audit Committee - confidential and personal".

Complaints sent by Group employees may be anonymous and to ensure such anonymity - supposing that mailing is with the methods as per letter A) above - the e-mail address audit.committee@benetton.it uses special software that deletes and does not make the name of the sender available.

Complaints sent with the aforementioned methods arrive directly to the CCI member officers, without any other organizational structure of the Group having access thereto.

Complaints that are not anonymous or can in any case be traced back to the sender are handled with the utmost confidentiality and, under the direct responsibility of each CCI member, the name of the sender is not revealed outside the actual CCI.

Complaints, whether anonymous or signed, have the same treatment for the purpose of activation of the control procedure in accordance with art. 4 herebelow.

Art. 4 - ASSESSING THE COMPLAINTS - INVESTIGATION STAGE

The CCI will jointly assess, prima facie, the admissibility, grounds, importance and credibility of the Complaints, with the assistance, if necessary, of internal structures of the Group or, whenever it deems advisable, by retaining an outside consultant. Following this preliminary investigation and depending on the nature of the facts or circumstances that are the subject matter of the complaint, the CCI will refer the relevant decision that will be necessary or advisable to the Board of Directors in its entirety as well as to the Board of Audit and the duly appointed independent auditing firm for all matters that lie within their province.

Complaints with clearly unfounded or incomprehensible allegations, without corroboration in fact or not pertaining to matters covered by this Procedure as per letter a) of the Preamble, are filed directly after a statement is made that the complaint is irreceivable.

All investigation activities must be recorded.

The results of investigations made under this procedure must be reported in the minutes of the CCI meetings where the report of the person (internal or external) appointed to investigate is given.

The CCI periodically reports the outcome of the investigations to the Board of Directors, which takes the necessary measures.

All received complaints together with the documents regarding any investigation must be kept in the CCI files.

Art. 5 - PUBLICATIONS

This Procedure is subject to the following forms of publication:

  publication on the corporate website;

  delivery of one copy to each Group employee.

Any future amendments that shall be approved by the CCI will be notified in the same ways.

Art. 6 - OTHER

The Procedure was adopted by the Benetton Group S.p.A. Internal Audit Committee at the meeting on June 28, 2005 and is effective from that date.

The Procedure is drawn up in Italian and English.