Form 20-F
BENETTON GROUP SPA
filed 2006-06-27
CIK 849314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from N/A to N/A

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 1 - 10230

BENETTON GROUP S.p.A.

(Exact name of Registrant as specified in its charter)

ITALY

(Jurisdiction of incorporation or organization)

VIA VILLA MINELLI 1, 31050 PONZANO VENETO (TV), ITALY

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Name of each exchange on which registered

American Depositary Shares The New York Stock Exchange

each representing two ordinary shares

of Euro 1.30 par value each

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 181,558,811

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [X]

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Table of contents

PAGE ITEM

3 Forward-Looking Statements

References

4 Part I

5 1. Identity of Directors, Senior Management and Advisers

2. Offer Statistics and Expected Timetable

3. Key Information

11 4. Information on the Company

19 4A. Unresolved Staff Comments

5. Operating and Financial Review and Prospects

35 6. Directors, Senior Management and Employees

47 7. Major Shareholders and Related Party Transactions

49 8. Financial Information

50 9. The Offer and Listing

51 10. Additional Information

63 11. Quantitative and Qualitative Disclosures About Market Risk

66 12. Description of Securities Other than Equity Securities

67 Part II

68 13. Defaults, Dividend Arrearages and Delinquencies

14. Material Modifications to the Rights of Security Holders and Use of Proceeds

15. Controls and Procedures

16A. Audit Committee Financial Expert

69 16B. Code of Ethics

16C. Principal Accountant Fees and Services

16D. Exemptions from the Listing Standards for Audit Committee

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

70 Part III

71 17. Financial Statements

146 18. Financial Statements

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

The summary consolidated financial information detailed below for each of the years ended December 31, 2004 and 2005 has been derived from our audited consolidated financial statements included in Item 17 of this annual report on Form 20-F. The financial information included in this section should be read in conjunction with these audited consolidated financial statements and the notes thereto.

The audited consolidated financial statements from which the summary consolidated financial information has been derived was prepared in accordance with IFRS. See Note 28 to the audited consolidated financial statements for details of the transition to IFRS.

This is the first year in which the Group has prepared its financial statements under IFRS and the comparative financial statements have been restated from Italian GAAP.

IFRS differ in some respects to U.S. GAAP. Consolidated net income attributable to the Group and total shareholders equity has been reconciled to U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP see Note 29 to our audited consolidated financial statements.

> Amounts in accordance with IFRS
		Year ended December 31,
Key operating data (millions of Euro)	2004	%	2005	%
Revenues	1,704	100.0	1,765	100.0
Gross operating income	775	45.5	770	43.6
Contribution margin	654	38.4	643	36.4
Adjusted EBITDA (1)	312	18.3	285	16.2
Operating profit	158	9.3	157	8.9
Net income/(loss)	108	6.4	114	6.5
Earnings/(loss) per share (Euro)	0.60		0.62

	Year ended December 31,
Key financial data (millions of Euro)	2004	2005
Total assets	2,601	2,407
Net working capital (2)	711	688
Net financial debt (3)	441	351
Total Shareholders' equity	1,213	1,275
Share capital	236	236
Average number of shares outstanding	181,558,811	181,558,811

(1) Adjusted EBITDA consists of net income before income taxes, net financial expenses and exchange difference, depreciation and amortization, impairment of property plant and equipment and intangible assets, and stock option cost. Adjusted EBITDA in 2004 included the effect of a provision for the closure of a number of stores in France, which, however, continued to operate throughout 2005, thus eliminating the need for the related provision. Adjusted EBITDA is not a measurement of performance under IFRS or U.S. GAAP and Adjusted EBITDA should not be considered an alternative to (a) operating profit or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under IFRS or U.S. GAAP. Adjusted EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation, amortization and impairment charges, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because not all companies calculate Adjusted EBITDA in the same manner, the presentation of Adjusted EBITDA may not be comparable to the Adjusted EBITDA of other companies.

The following is a reconciliation of net income for the year to Adjusted EBITDA:
(millions of Euro)	2004		2005
Net income for the year	108		114
Income taxes	28		20
Net financial expenses and exchange differences	22		23
Depreciation and amortization	95		85
Impairment of property, plant and equipment and intangible assets	49		50
Stock option cost	1	(A)	2	(A)
Provisions for closure of stores/(Release of provisions for closure of stores)	9	(B)	(9)	(B)
Adjusted EBITDA	312		285

(A) Stock option cost is included in "Payroll and related costs" of financial statements in Item 17.

(B) Provisions for closure of stores/(Release of provisions for closure of stores) are included respectively in "Provisions for risks" and "Other operating income" of financial statements included in Item 17.

(2) Net working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, parent company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets).

(3) A reconciliation of net financial debt is included in Item 5.B "Liquidity and capital resource".

> Amounts in accordance with U.S. GAAP
	(thousands of Euro except per share amounts and weighted average number of shares outstanding)
Year ended December 31,	2001	2002	2003	2004	2005
Net income/(loss)	154,678	65,513	126,542	106,972	95,981
Weighted average number of shares outstanding	180,720,969	181,341,018	181,558,811	181,558,811	181,558,811
Earnings/(loss) per share (1): Basic and diluted	0.86	0.36	0.70	0.59	0.53
Cash dividend per share (1) paid in each year	0.46	0.41	0.35	0.38	0.34
Shareholders' equity	1,099,388	1,096,791	1,150,513	1,191,420	1,231,428

(1) Since each ADS represents two ordinary shares, the financial data as it relates to an ADS may be calculated by multiplying the per share data by two.

> Dividends declared and paid
Year	Dividend per ordinary share (Euro)
2006 (1)	0.34
2005	0.34
2004	0.38
2003	0.35
2002	0.41
2001 (2)	0.46

(1) Dividend paid on May 18, 2006.

(2) Restated to reflect the reverse split of the Company's ordinary shares approved by the Shareholders' Meeting of May 8, 2001.

> Exchange rates

The following table sets forth, for each of the years indicated, the high, low, average and year-end exchange rate for converting United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in USD per Euro 1.00.

Year ended December 31,	High	Low	Average (*)	End of Year
2001	0.95	0.84	0.90	0.89
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35
2005	1.35	1.17	1.24	1.18

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
	High	Low
December 2005	1.20	1.17
January 2006	1.23	1.20
February 2006	1.21	1.19
March 2006	1.22	1.19
April 2006	1.26	1.21
May 2006	1.29	1.26

B. Risk factors

Benetton's business is subject to the following risks:

> Benetton's business is subject to competitive pressure. The Group operates in the apparel segment, which is highly competitive in the production, sales and distribution areas. The number of competitors has grown considerably in the last few years as the number of companies manufacturing in countries with a low cost base has increased. To respond to this, the Group maintains a strategic focus on production and organizational efficiency policies related to production decentralization, completion of production cycles in overseas units, and organizational cost reduction. Competition could increase, in particular, in distribution because there are few barriers to entry. Benetton competes with local, national and global department stores, specialty retailers, independent retailers and manufacturing companies, as well as with mail order companies, which use catalogues to target customers. Increased competition could lead to pricing pressure and loss of market share, which would have a material adverse effect on the Group's financial condition and performance.

> The success of Benetton's strategies is influenced by the response of the sales network. In line with the business model, there is an incentive scheme in place for Benetton's network of commercial partners. The objective of this policy is to encourage partners to increase their investment capacity in order to open new stores, renew existing ones, and increase their ability to compete on price to the final consumer. The success of this strategy depends on the ability to motivate and incentivize the network by setting specific objectives and monitoring progress on a regular basis. If Benetton's sales partners are not incentivized to increase their investments, this could result in a loss of market share, which could have a material adverse effect on the Group's financial condition and results of operations. Furthermore, linked to the present model of business, there could be significant risks of delayed payments from customers or difficulties in the collection of receivables.

> Benetton's future performance depends on its ability to develop its business in emerging markets. The Group is implementing new commercial strategies to develop business, especially in emerging markets. Special emphasis is being placed on certain emerging markets, such as China and India, including through agreements with large-scale retailers for the opening of "stores in stores" in big department stores in the main cities. The Group's initiatives include the creation of new partnerships to manage and develop commercial activities. If Benetton fails to implement its strategy for emerging market growth, it could have a material adverse effect on the Group's financial condition and results of operation.

> Benetton's business is sensitive to changes in customer spending habits. Benetton's business is sensitive to changes in consumer spending patterns and may be affected by, amongst other things, business outlook, interest rates, taxation, local economic conditions, uncertainty over future economic prospects and a shift in discretionary spending towards other goods and services. Consumer preferences and economic conditions may change from time to time in each and every market in which the Group operates. Benetton's future performance will be subject to such factors, which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Group's results of operations.

> Benetton's success depends on its ability to anticipate and respond to changing trends. Sales and profitability levels also depend on the ability to anticipate and react immediately to changes in fashion trends and consumer tastes. If Benetton's collections were not to meet with the customers' approval, the Group would have lower than expected sales, a higher level of discounts, and reduced margins on goods sold. Although Benetton is constantly reviewing emerging consumer preferences, any failure by Benetton to identify and respond to such trends in a timely manner could have a material adverse effect on the Group's business and results of operations.

> The Group's growth and expansion strategy has led to an increase in fixed and operating costs. To strengthen Benetton's image and market share, Benetton has, in recent years, invested to sell products through directly owned retail stores, although the Group has traditionally distributed its products through a network of independent stores. At the end of 2005, the Group managed around 280 wholly-owned shops, which were strategic as far as the demographic and commercial profile of their locations were concerned. These retail stores have, however, led to an increase in fixed costs and operating expenses. These investments expose the Group to the additional risk that some of the chosen locations may turn out to be inadequate because of changes in the area's demographic profile or the location of shopping districts. Failure or changes in any areas in which the Group has stores could have a material adverse effect on the Group's business and results of operations.

> Benetton is exposed to risks linked with its strategies. The Group strives to develop the existing commercial network and to strengthen its brand. However, this growth is subject to Benetton being able to: (i) identify suitable markets and locations for new stores; (ii) maintain the service levels expected by customers; (iii) avoid sales and profit margin decrease at third-party managed stores selling Benetton-branded goods when directly-managed megastores are opened in the same areas or shopping districts; (iv) manage inventories effectively; and (v) deliver goods on time. In addition, the Group's systems, procedures, controls, and resources need to be aligned to support its expansion plans. Moreover, there can be no assurance that this strategy will be successful or that the Group's overall net revenues will increase as a result. If the Group is unable to manage its expansion effectively and increase sales, this may have a material adverse effect on the Group's business, financial condition and results of operations.

> The protection of Benetton's intellectual property rights is subject to risks. To safeguard the rights on the Group's core products that are instrumental in the Group's success and competitiveness, including design, proprietary technologies and manufacturing processes, product and concept research, acknowledged trademarks, Benetton relies on the laws on business secrecy, unfair competition, trade dress, trademarks, patents, and copyrights. Nonetheless, trademark registration requests may not result in effective registrations, and even if registrations are granted, they may be ineffective and could be subsequently invalidated. Moreover, the actions undertaken to protect intellectual property rights may turn out to be ineffective against counterfeiting. In addition, the Group's know-how may become known to competitors, and Benetton may not be able to fully protect its intellectual property rights. Other companies may also develop products independently which are substantially similar or better to Benetton's, without infringing the Group's intellectual property rights. In addition, in some countries there is no legislation protecting proprietary rights. The already substantial amount of resources allocated to the protection of proprietary rights could be significantly increased should the level of infringement by third parties increase. Furthermore, judgments against Benetton in disputes relating to the Group's proprietary rights may (i) impose the granting of licences to third parties or the requesting for licences from third parties; (ii) prevent the production or sale of the Group's products; and (iii) lead to substantial losses.

United Colors of Benetton, Undercolors, Sisley, Playlife, Killer Loop, and other commercial and service trademarks have been registered or are subject to registration requests with the trademarks and patent offices of many foreign countries and are protected by ordinary legislation. The infringement by others on the Group's trademarks, patents, proprietary technology and other intellectual property could have a material adverse effect on the Company's business and results of operations.

> The real estate market for commercial sites is very competitive. The ability of Benetton and its partners to find locations for new stores depends on the availability of adequate buildings and the ability to negotiate terms that are in line with established financial targets. Moreover, the Group must ensure that existing lease agreements can be renegotiated effectively. Failure by the Group to identify and acquire locations for new stores and renew existing lease agreements may have a material adverse effect on the Company's business and results of operations.

> The Group is implementing a number of changes to its information technology systems which entail the risk of inaccurate transfer of data, as well as temporary downtime. In accordance with its strategic development plans, Benetton has begun changing and replacing its IT systems. The changes primarily involve the upgrading of current business systems, the development of system modifications, and the purchase of systems with new features. Upgrades and modifications include risks, such as the inaccurate transfer of data and possible system downtime. If the Group is unable to implement the changes to its information technology system or if in the course of such implementation, data is not transferred accurately or if the system downtime cannot be minimized, its business and results of operations could be adversely affected.

> Benetton's sales and operating income may be influenced by foreign exchange rate and interest rate fluctuations. The Group's sales and operating income will continue to be influenced by foreign exchange rate fluctuations in the sale currencies, which in turn impact on the prices of products sold, the cost of sales, and operating income. Foreign currency exchange rate fluctuations relative to the Euro may have an adverse effect on sales, operating income, and the international competitiveness of the production facilities of the various business units. Even an appreciation of the Euro could have an adverse effect on the Group's sales and operating income. While Benetton engages in foreign currency hedging in order to manage its foreign currency exposure, the strategies adopted may not be sufficient to protect operating income from the effects of future exchange rate fluctuations.

Benetton holds assets and liabilities which are necessary in managing liquidity and financial needs, but are sensitive to interest rate variations. These assets and liabilities are exposed to interest rate risk, which is, at times, managed, to some extent, through the use of derivative financial instruments. Such derivative financial instruments may not be adequate to protect against the negative effects of interest rate fluctuations, which may have an adverse effect on the Group's financial condition and results of operations.

> Benetton is exposed to risks associated with the international aspects of its business activities. Benetton's business is subject to risks associated with the international aspects of its business, including risks relating to late payments in some countries or, in general, to credit collection difficulties. The business is also exposed to political and economic instability in the countries in which Benetton operates, as well as to changes in legislation, to linguistic and cultural barriers, tariffs or trade barriers, and price or exchange rate controls. If the Group's international operations were not successful, its business and results of operations would be adversely affected.

> Identification of significant deficiencies or material weaknesses as a result of the implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of Group's internal control over financial reporting may have an adverse impact on the trading price of our securities. Commencing with the annual report on Form 20-F for the year ending December 31, 2006, the Group will include a report from the management relating to its evaluation of internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, the Group may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although the Group intends to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such significant deficiencies, material weaknesses or other disclosable conditions may result in a negative market reaction.

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

Item 4: Information on the Company

A. History and development of the Company

Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. It was established on March 2, 1965 as a partnership by the Benetton family in Ponzano Veneto, Italy. It was reorganized as a limited liability company in 1978. The Company adopted the name Benetton Group S.p.A. in a corporate reorganization effective in December 1985. Prior to June 1986, the Company was wholly-owned by the Benetton family. In June 1986, shareholders affiliated with the Benetton family sold shares representing approximately 11% of the ordinary shares to the public in Europe. (The Company received no proceeds from such offering). The Benetton family initiated the public offering of such ordinary shares in order to establish a liquid public market for the Company's ordinary shares and to facilitate the Company's access to the international capital markets.

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

The Company's principal offices are located at Via Villa Minelli 1, 31050 Ponzano Veneto - TV, Italy.

Its telephone number is +39-0422-519111.

> Capital expenditures
	Year ended December 31,
(thousands of Euro)	2004	2005
Property, plant and equipment:
- commercial network and real estate	96,295	46,203
- production facilities	21,866	18,697
- other investment	5,438	7,417
Total property, plant and equipment	123,599	72,317
Intangible assets:
- commercial network	19,129	40,320
- other investment	9,033	11,137
Total intangible assets	28,162	51,457
Total	151,761	123,774

In 2005, capital expenditures amounted to Euro 124 million compared to Euro 152 million in 2004. Capital expenditures in 2005 mainly included Euro 87 million invested in connection with the acquisition of retailing companies and properties, as well as upgrades and improvements to Euro 115 million in 2004. In 2005, capital expenditures relevant to production facilities amounted to Euro 19 million.

In 2005, total investments in property, plant and equipment and intangible assets was Euro 124 million, including "Other investment", which refers primarily to software, concessions and licences.

In 2005, the Group spent approximately Euro 87 million for the upgrade of the commercial network and the lease or acquisition of new locations. The majority of the investments in 2005 were made primarily in Italy, and also in United States, Spain, France, Japan and Belgium. Investments in production facilities consisted primarily of those in plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens, and also for the construction of a new production plant in Croatia.

The remaining investments were in intangible assets. The costs incurred for software licences and in-house software development in 2005 amounted to approximately Euro 9 million, of which approximately Euro 4 million was for SAP licences and implementation advice to integrate software across all areas.

In the first quarter of 2006, the Group invested approximately Euro 31 million in property, plant and equipment and intangible assets. Around 75% and 18% of investments in the first quarter of 2006 were made respectively on the commercial network and on plants and the renewal of machinery at certain of the Italian factories.

In 2004, total capital expenditures came to approximately Euro 152 million. The Group spent approximately Euro 115 million for the upgrade of the commercial network and the lease or acquisition of new locations. The majority of the investments in 2004 were made in Italy, Spain, France and Belgium. Investments in production facilities consisted primarily of those in plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens. The costs incurred for software licenses and in-house software development in 2004 amounted to approximately Euro 6 million, of which approximately Euro 3 million was for new SAP licenses and implementation advice to integrate software across all areas.

In 2003, total capital expenditures came to approximately Euro 151 million. The Group spent approximately Euro 117 million on the acquisition of commercial enterprises and buildings, and on upgrades and improvements to sales space. The majority of the investments in 2003 were made in Italy, Austria, France and Spain. Investments in production facilities consisted mainly of those in plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens. The costs incurred for software licenses and for in-house software development in 2003 amounted to approximately Euro 8 million, of which approximately Euro 5 million was for new SAP licenses and implementation advice as this project involved integrating all areas of the Company.

> Disposals
	Year ended December 31,
(thousands of Euro)	2004	2005
Property, plant and equipment	58,543	19,350
Intangible assets	3,111	835
Total	61,654	20,185

> Acquisition/Sales of investment

On February 17, 2004, Benfin S.p.A. bought the remaining 15% of Olimpias S.p.A. from third parties for Euro 15 million and now owns the entire company. In July 2005, Euro 7.5 million was paid for the residual liabilities linked to this acquisition. Olimpias S.p.A. produces textiles (fabrics, knitted fabrics, yarn, woven and printed fabrics), and acts as a dyehouse and laundry, mainly for Group companies.

In May 2005, the Group, through Benetton International S.A., a Luxembourg sub-holding company, acquired from third parties 50% of the shares and voting rights in Benetton Giyim Sanayi A.S., a Turkish company that performs the manufacturing and distribution activities previously performed under license by the Turkish partner.

B. Business overview

Benetton Group is among the leaders in the design, manufacture and marketing of distinctive apparel for men, women and children with a global image tailored to the requirements of the relevant markets, present in approximately 120 countries around the world.

The apparel business is the Group's core activity and it markets distinctive casual and leisure-wear under the following brand names: the casual "United Colors of Benetton" adult and children lines, the fashion-oriented "Sisley", "Playlife" leisure-wear and "Killer Loop" street-wear.

Benetton's philosophy of quality, knowledge and team effort are the basis of its apparel business and the criteria with which the Group selects the granting of its licences. Benetton licences its trademarks for products manufactured by others in different sectors such as homeware, new born products, jewellery, watches, fragrances and sport-leisure accessories.

The Group produced approximately 113 million garments in 2005. The distribution network of over 5,000 stores worldwide offers a wide selection of styles in different store formats which requirements of the many markets where Benetton is present.

In 2005, the Group's activities have been divided into three segments that provide the basis for effective decision-making and supply accurate and relevant information about the Group's performance. The three business segments are as follows:

  Apparel, carrying the "United Colors of Benetton", "Undercolors" and "Sisley" brands, and leisure-wear with "Playlife" and "Killer Loop" brands. The information and results relating to the real estate companies are also included in this segment;

  Textile, consisting of production and sales activities of raw materials (fabrics, yarns and labels), semi-finished products and industrial services; and

  Other and unallocated, which includes activities relating to sports equipment produced for third parties.

> Apparel

In the last two years the Group focused on increasing its ability to compete and offering greater flexibility by increasing the number of propositions. From the traditional two main collections a year produced on orders, Benetton has been structuring retail commercial calendars to guarantee frequent in-season theme deliveries for quick and appealing store renewals, introducing coordinated window display programs and POS (Point of Sale) materials.

Improvements in product planning are intended to reduce the time needed to restock stores, in order to be able to offer, with the "base", "flash" and "in season" collections, new proposals every four weeks in the important months of the seasons.

In the "evergreen" collection, which represents the very genetic makeup of each brand, a selected number of items reassortable via web will be made available, on a continuous basis, with re-supply times that are expected to be increasely shorter.

These projects, which started to be rolled out in Fall-Winter 2005, are currently planned to be progressively introduced season after season.

The project Benettontv, one of the many IT initiatives of the Group, calls for the implementation of a new portal for Benetton partners (agents, clients, shops, and buyers), which will make it possible, in a secure mode, to provide information to the entire Benetton commercial network in real time, updating everyone on initiatives (for example, new collections, reassortments, display methods and distance learning for employees) and receiving orders via web.

In 2005, the work on the product mix continued with a two-fold objective: on the one hand, to increase the average retail ticket price and on the other, to improve product rotation.

Hanging garments (like coats and jackets), men collections together with accessories and an additional new category of products at entry retail prices, were strengthened to complement the product offering.

In May 2005, a worldwide exclusive partnership was concluded with Mattel for a stylish girl fashion collection "Barbie loves Benetton", which was one of the Company's new global initiatives in co-branding.

Highlights in the area of licensing include the agreement with Zorlu Holding, one of the largest Turkish groups for Sisley Casa products, as well as the exclusive agreement with Selective Beauty, a French company, for the development and global distribution of "United Colors of Benetton" perfumes, colognes and fragrances.

As a result of Benetton's wholesale business model, the contribution of the Spring-Summer and Fall-Winter collections to the Group's revenues does not coincide with the Company's fiscal year. Annual revenues generally include a portion of the Spring-Summer collections related to the fiscal year of reference, the entire Fall-Winter collections related to the fiscal year of reference and an anticipation of the Spring-Summer collections related to the following fiscal year. The contribution of each single collection or part of it to revenues in any fiscal year depends on factors such as the collection structure, product mix, production and delivery considerations.

> Markets organization and presence

Benetton's presence in some 120 countries relies on a network of independent partners who manage 4,868 stores, coordinated both by independent sales representatives, as well as by a dedicated team of area managers directly employed by Benetton. Storeowners do not pay Benetton any fees or other consideration for establishing a Benetton store or for the use of the Group's tradenames, nor do they pay any royalty based on a percentage of sales or profits. The storeowners purchase, display and sell Benetton-branded goods, for which Benetton provides guidelines.

At the end of 2005 there were 55 independent sales representatives dedicated to the casualwear brands "United Colors of Benetton" and "Sisley", each of whom is assigned a geographical territory.

In leisure-wear there were 16 sales representatives both "Killer Loop" and "Playlife" products, which are mainly distributed together both in mono-branded stores and in other generic channels (shop-within-shops and corners). At the end of 2005, in the leisure-wear there were about 100 mono-branded shops, mainly in southern Europe.

This system of independent sales representatives was first developed by Benetton in Italy and later applied worldwide during Benetton's international expansion after 1978. The sales representatives receive commissions on sales realized by Benetton in their territories. In some cases, they own stores that sell Benetton products.

At the end of 2005, around 18% of the Group's revenues were realized from the almost 300 directly operated stores. The main countries where the Group operates directly are Germany, Japan and Spain. After the adoption of the IFRS, revenues realized in Korea are also consolidated at retail prices.

Analysis and reliability of the new information system for the retail channel, which is based on the Oracle platform and manages the main processes (financial planning and management of both corporate activities and stores activities) globally through a single centralized system, was completed during 2005.

The progressive roll-out of the system will be accomplished mainly during 2006 and 2007 and will benefit directly operated stores as well as a number of representative independent shops.

In order to strengthen the Group's image and market share, the Benetton store network is moving in the direction of medium size stores where greater emphasis will be given to high quality services.

In conjunction with this, and with a view to provide a distinctive and appropriate shopping environment, the evolution of the interior design elements of the stores continued also in 2005, after the debut in 2004 of the "Twins" concept for "United Colors of Benetton". In 2005, the new Sisley concept, known as Pentagram, was launched to express a better fit for the glam image and the brand positioning.

While in previous years the Group invested mainly to secure prime commercial locations in prestigious city centers and shopping malls, by either buying or leasing directly some stores, today Benetton is mainly focused on commercial investments that either help the restructuring, modernization and upgrading of existing stores or facilitate new openings by third parties.

The areas at greatest growth in 2005 were Eastern Europe, the Mediterranean - Spain, Greece, and Turkey - and Korea. In Turkey, a partnership has also been established with the Boyner Group in order to develop production and sales in the country and certain surrounding geographical areas.

> Revenues

The following table sets forth the Group's revenues by geographical area for the apparel business segment for the last two years.
	Year ended December 31,
(thousands of Euro)	2004	% change	2005
Apparel segment:
- Italy	769,151	(2)	756,655
- Rest of the Europe	558,325	7	596,240
- The Americas	71,579	3	73,465
- Asia	166,628	20	199,378
- Rest of the world	1,971	56	3,067
Total apparel segment revenues	1,567,654		1,628,805

The following table sets forth the numbers of stores and outlets at the end of 2004 and 2005.
Number of stores, (1) as at December 31,	2004	2005
Italy	2,200	2,167
Rest of the Europe	1,865	1,930
The Americas	282	288
Asia	537	726
Rest of the world	27	38
Total	4,911	5,149
Licensee areas (2)	169	15
Grand Total	5,080	5,164

(1) These figures exclude "shops in a shop" (where a significant area of a Benetton store has a dedicated area with appropriately distinctive fixtures merchandising the "United Colors of Benetton" and "Sisley" lines), "corners" (a small area within a Benetton store devoted to merchandising the "United Colors of Benetton" and "Sisley" lines) and "concession" areas (an area within a department store reserved to merchandising Benetton products) which totaled 2,217 and 2,162 in 2004 and 2005, respectively.

(2) Stores in areas where Benetton has granted licences.

> Textile

The textile segment is now made up of 2 companies, transforming raw materials into fabrics, from spinning to finishing and ennobling. Handicraft product quality and technological research development characterize this business segment which works with internationally recognized names of the apparel and fashion industry. One of these companies' main activity is the development of new materials, fabrics, processes and products to be introduced into the production lines in addition to cotton, wool and traditional processes.

> Production and Logistics organization

Benetton's production system was redesigned in 2005, evolving from an organization based on divisions (for example wool and cotton) to a structure based on service units, such as planning and quality control.

The production system operates in Italy, Eastern Europe and the Mediterranean countries - led by Tunisia and Turkey - and it has been operating to an increasing level, in particular since 2005, in transitional Asian markets, such as China and India. Around 70 specialists work at the Hong Kong sourcing platform while the facilities in Gurgaon (Haryana), just outside of Delhi, have enabled the Group to continue the positive trend of Benetton India (wholly-owned by Benetton Group since December 2004).

The production and logistics organization relies on a "network of skills" which leverages strong industrial capabilities available internationally, into which the Benetton know-how is introduced using, in each case, the appropriate production techniques. This dual supply chain system maintains its strategic heart, including design, planning, coordination and programming in Italy, based mainly on rapid response to the market, while it looks outside Italy for a proper combination between product quality, efficiency and the necessary cost control.

The Group generally uses a network of selected subcontractors in Italy and in certain other countries outside Italy to perform more steps of the production process. Although the Group does not have formal, long-term contracts with its suppliers, it has not experienced interruptions in supply that have had material impact on its activity.

In 2005, the Company strived to optimize the cost base of its operations also by reorganizing and streamlining the textile segment according to the Group's projected needs.

In 2005, approximately 65% of purchases of materials by the apparel segment were made from the textile segment. The rest of the materials purchased by the apparel segment are mainly textiles acquired from European suppliers, which amount to 35% of all materials purchased. The mix and quantities of the materials purchased could change quite significantly from collection to collection, making it difficult to refer the Group's raw material costs to the general raw materials indices. In 2005, 37% of the textile segment's revenues were realized towards third parties.

Presently Benetton has 17 factories (excluding those where production has been discontinued) operating for the apparel and textile segments, 12 of which are located in Italy, 2 in Croatia, and one each in Tunisia, India and Hungary. In 2005 operations at the production sites in Cassano Magnago (Varese) and Pedimonte (Gorizia) ceased and are considered as assets held for sale in the financial statements.

In 2005, production investments totaled Euro 19 million and included investments in a new decentralized production unit in Rijeka (Croatia) whose operations, mainly to ensure rapid response times of reassortments, began in June 2006.

In 2005, clothing production increased by as much as 3 million articles over the previous year.

In terms of logistics, the Hong Kong hub, fully operational since 2004, together with the European hub, allows for more rapid response times and better customer service in China, Japan, and the Far East in general, as well as in the U.S. Other such units throughout the world are being studied and will consolidate the transition from a centralized system to a new model based on satellite logistics. This multi-hub model is supported by a centralized IT system which is able to coordinate and optimize, from the headquarters, customized product deliveries according to required dates and destinations. This system assures timeliness of information and better control of the business.

C. Organizational structure

Benetton Group S.p.A. is the holding company of the Benetton Group companies. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Benetton Group S.p.A.

The significant subsidiaries in the Group are:
Name	Country	Ownership
Bencom S.r.l.	Italy	100%
Benind S.p.A.	Italy	100%
Bentec S.p.A.	Italy	100%
Olimpias S.p.A.	Italy	100%
Benetton Croatia D.O.O.	Croatia	100%
New Ben GmbH	Germany	51%
Benetton Ungheria Kft.	Hungary	100%
Benetton Japan Co., Ltd.	Japan	100%
Benetton Korea Inc.	Korea	50%
Benetton International S.A.	Luxembourg	100%
Benetton Real Estate International S.A.	Luxembourg	100%
Benetton Holding International N.V. S.A.	The Netherlands	100%
Benetton International Property N.V. S.A.	The Netherlands	100%
Benetton Manufacturing Holding N.V.	The Netherlands	100%
Benetton Manufacturing Tunisia S.à r.l.	Tunisia	100%
Benetton Giyim Sanayi A.S.	Turkey	50%
Benetton Trading USA Inc.	U.S.A.	100%

Benetton Group S.p.A. belongs to the Edizione Holding Group. Edizione Holding S.p.A. ("Edizione") is a holding company with its registered office in Treviso, Calmaggiore 23, Italy. Edizione has various investments in companies which operate in different business segments.

The following table sets forth the significant subsidiaries owned by Edizione, their respective business segments and Edizione's controlling interest.

Name	Country	Activity	Ownership
Benetton Group S.p.A.	Italy	Holding company for production and sale of clothing and accessories	67.14%
Edizione Finance International S.A.	Luxembourg	Holding company for highway infrastructure and services and telecommunication services	100.00%
Autogrill S.p.A.	Italy	Restaurants	57.09%
Edizione Property S.p.A.	Italy	Hotel industry	100.00%
21,Investimenti S.p.A.	Italy	Merchant banking and private equity	58.99%
Edizione Realty Corp.	U.S.A.	Real Estate	100.00%
Maccarese S.p.A.	Italy	Agriculture and farming	100.00%
Verde Sport S.p.A.	Italy	Sports investments	100.00%

D. Property, plant and equipment

> Real Property

As at December, 31 2005, the Group operated 16 factories, 12 of which were located in Italy, mainly in the Treviso area. In addition, there were one each in Tunisia, India, Hungary and Croatia.

Information on the individual locations is provided in the table below:
Location	Factories surface area (square meters)	Core business/Products
Castrette, Italy	92,800	Woolen dyeing and packaging
Prato, Italy	10,500	Woolen yarns
Prato, Italy	8,300	Woolen yarns
Caserta, Italy	14,500	Woolen yarns
Valdagno, Italy	11,100	Woolen yarns and dyeing
Grumolo delle Abbadesse, Italy	17,800	Dyeing
Travesio, Italy	20,500	Weaving
Piobesi Torinese, Italy	15,500	Dyeing
Soave, Italy	18,800	Dyeing
Ponzano Veneto, Italy	22,400	Washing, dyeing, weaving and production of fabric labels
Follina, Italy	9,800	Dyeing
Vittorio Veneto, Italy	6,500	Spinning
Osijek, Croatia	17,000	Woolen garments, weaving, dyeing
Naurangpur (Gurgaon), India	5,400	Cotton garments
Sahline, Tunisia	11,100	Cotton garments, dyeing, washing
Nagykálló, Hungary	24,900	Garments and sports shoes and equipment

Factories held for sale
Gorizia, Italy	20,400
Cassano Magnago (Varese), Italy	11,700

The European logistics hub is located in Castrette and is wholly-owned by the Group.

The Maia factory in Portugal ceased its activities in July 2005. The factories in Gorizia and Cassano Magnago (Varese) ceased production on December 31, 2005. In June 2006 a new decentralized production unit began operations in Rijeka (Croatia).

In line with the Group's strategic goals, most of the factories are owned by the Group. The Ponzano Veneto, Piobesi Torinese, Prato and Vittorio Veneto factories are owned under finance leases. The Travesio factory is partially owned under finance leases. The factory in Nagykálló (Hungary) continues to produce, in addition to casual clothing, sports equipment for the new owner of the Nordica brand, Tecnica S.p.A.

The Company owns its headquarters in Ponzano Veneto, near Treviso, which includes offices, showrooms and design facilities covering approximately 24,000 square meters. Benetton's executive offices are located in an adjacent 17th-century villa occupying approximately 2,500 square meters. The Company also owns Villa Loredan, the old sports sector headquarters, which covers approximately 9,300 square meters.

At the end of 2005, the Group owned 47 properties in Europe and Japan related to its commercial activities. Some of these properties are dedicated to the retail activities of the Group; others are leased to third parties who manage the stores.

Item 4A: Unresolved Staff Comments. Not applicable.

Item 5: Operating and Financial Review and Prospects

In this section, the Group describes its general financial condition and the results of its operations as at and for the years ended December 31, 2004 and 2005. The following discussion and analysis should be read in conjunction with the Group's consolidated financial statements and the related notes thereto as at and for the years ended December 31, 2004 and 2005 contained in Item 17 of this Form 20-F. The Group prepares its consolidated financial statements in accordance with IFRS adopted by the European Union. Please see Note 29 to the consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the principal material differences between IFRS and U.S. GAAP that apply to Benetton's consolidated financial statements.

A. Operating results

> Management's 2005 overview

Consolidated revenues, which have grown by 3.6% from 2004, were driven by the strong performance of the Fall-Winter season, thanks to reorders that were substantially higher than originally expected. In addition, the improved product mix and the significant development of business in the Mediterranean countries, including Turkey, as well as in Eastern Europe and Korea, in 2005 contributed to the increase in consolidated revenues.

Improved cost control and the increase in sales volumes have made it possible to offset the pressure on margins coming from focused sales initiatives, centered around the sales network and the final consumer.

Discipline in employing invested capital has enabled the Group to contain net working capital while increasing revenues, as well as to generate additional resources that are available to be used to accelerate the Group's internal growth.

> Consolidated statement of income

Highlights from the Group's statement of income for year 2004 and 2005 are presented below; they are based on a reclassification of the statement of income by nature of cost according to the statement of income by function of expenses (the percentage changes are calculated with reference to the precise figures). The reconciliation with the statement of income by nature of cost is included in the explanatory notes to the consolidated financial statements in Note 27 "Supplementary information".
(millions of Euro)	2004	%	2005	%	Change	%
Revenues	1,704	100.0	1,765	100.0	61	3.6
Materials and subcontracted work	779	45.7	846	47.9	67	8.6
Payroll and related costs	87	5.1	85	4.8	(2)	(2.5)
Industrial depreciation and amortization	21	1.2	21	1.2	-	0.4
Other manufacturing costs	42	2.5	43	2.5	1	1.5
Cost of sales	929	54.5	995	56.4	66	7.1
Gross operating income	775	45.5	770	43.6	(5)	(0.6)
Distribution and transport	48	2.8	56	3.2	8	18.0
Sales commissions	73	4.3	71	4.0	(2)	(4.0)
Selling costs	121	7.1	127	7.2	6	4.7
Contribution margin	654	38.4	643	36.4	(11)	(1.6)
Payroll and related costs	126	7.4	135	7.7	9	7.5
Advertising and promotion	54	3.1	61	3.5	7	13.5
Depreciation and amortization	74	4.4	64	3.6	(10)	(13.5)
Other income and expenses	175	10.3	178	10.0	3	1.6
General and operating expenses	429	25.2	438	24.8	9	2.2
Ordinary operating result (1)	225	13.2	205	11.6	(20)	(8.7)
Non-recurring expenses/(income)	67	3.9	48	2.7	(19)	(28.3)
Operating profit	158	9.3	157	8.9	(1)	(0.4)
Share of income of associated companies	-	-	-	-	-	-
Financial income/(expenses)	(22)	(1.3)	(23)	(1.3)	(1)	5.3
Foreign currency hedging gains/(losses) and exchange differences	-	-	-	-	-	-
Income before taxes	136	8.0	134	7.6	(2)	(1.2)
Income taxes	28	1.6	20	1.1	(8)	(26.7)
Net income/(loss) for the year	108	6.4	114	6.5	6	5.3
attributable to:
- Shareholders of the Parent Company	109	6.4	112	6.3	3	2.8
- minority interests	(1)	-	2	0.2	3	n.s.

(1) Ordinary operating result is a financial measure used by management to evaluate the performance of the Group's core business and to aid financial analysts in using models to analyze the Group's results.

Ordinary operating result is calculated before non-recurring income and expenses. Non-recurring income and expenses are not measurements which are recognised under IFRS or U.S. GAAP. Management has identified the non-recurring costs and income which they consider to be one off in nature in order to further understand the factors which have affected operating performance. The identification of non-recurring income and costs is a management judgment and should not be considered as a prediction of future operating results. Accordingly, undue reliance should not be placed on this data.

> 2005 compared to 2004

> Apparel segment results

(millions of Euro)	2004	%	2005	%	Change	%
Revenues from third parties	1,568		1,629		61	3.9
Inter-segment revenues	-		2		2	n.s.
Total revenues	1,568	100.0	1,631	100.0	63	4.1
Cost of sales	827	52.8	887	54.4	60	7.3
Gross operating income	741	47.2	744	45.6	3	0.5
Selling costs	113	7.1	119	7.3	6	6.1
Contribution margin	628	40.1	625	38.3	(3)	(0.6)
General and operating expenses	410	26.3	421	25.8	11	2.4
Ordinary operating result (1)	218	13.8	204	12.5	(14)	(6.2)
Non-recurring expenses/(income)	68	4.3	44	2.7	(24)	(35.6)
Operating profit	150	9.5	160	9.8	10	7.2
Depreciation and amortization	76		66		(10)
Impairment of property, plant and equipment and intangible assets	49		48		(1)
Stock option cost	1		2		1
Provisions for closure of stores/(Release of provisions for closure of stores)	9		(9)		(18)
Adjusted EBITDA	285	18.2	267	16.4	(18)	(6.2)

> Textile segment results
(millions of Euro)	2004	%	2005	%	Change	%
Revenues from third parties	106		100		(6)	(6.4)
Inter-segment revenues	194		170		(24)	(12.3)
Total revenues	300	100.0	270	100.0	(30)	(10.2)
Cost of sales	264	87.9	243	90.0	(21)	(8.1)
Gross operating income	36	12.1	27	10.0	(9)	(25.8)
Selling costs	10	3.5	10	3.5	-	(12.2)
Contribution margin	26	8.6	17	6.5	(9)	(31.4)
General and operating expenses	17	5.5	15	5.6	(2)	(6.0)
Ordinary operating result (1)	9	3.1	2	0.9	(7)	(75.4)
Non-recurring expenses/(income)	1	0.4	4	1.6	3	n.s.
Operating profit/(loss)	8	2.7	(2)	(0.7)	(10)	n.s.
Depreciation and amortization	18		18		-
Impairment of property, plant and equipment and intangible assets	-		2		2
Stock option cost	-		-		-
Provisions for closure of stores/(Release of provisions for closure of stores)	-		-		-
Adjusted EBITDA	26	8.6	18	6.6	(8)	(31.2)

> Other and unallocated segment results
(millions of Euro)	2004	%	2005	%	Change	%
Revenues from third parties	30		36		6	22.0
Inter-segment revenues	-		-		-	-
Total revenues	30	100.0	36	100.0	6	22.0
Cost of sales	28	92.0	34	93.8	6	24.5
Gross operating income	2	8.0	2	6.2	-	-
Selling costs	-	1.1	-	0.7	-	-
Contribution margin	2	6.9	2	5.5	-	-
General and operating expenses	4	13.1	2	4.8	(2)	(55.0)
Ordinary operating result (1)	(2)	(6.2)	-	0.7	2	n.s.
Non-recurring expenses/(income)	(2)	(7.3)	-	-	2	n.s.
Operating profit	-	1.1	-	0.7	-	(21.4)
Depreciation and amortization	1		1		-
Impairment of property, plant and equipment and intangible assets	-		-		-
Stock option cost	-		-		-
Provisions for closure of stores/(Release of provisions for closure of stores)	-		-		-
Adjusted EBITDA	1	4.2	1	3.1	-	(8.1)

(1) Ordinary operating result is a financial measure used by management to evaluate the performance of the Group's core business and to aid financial analysts in using models to analyze the Group's results.

Ordinary operating result is calculated before non-recurring income and expenses. Non-recurring income and expenses are not measurements which are recognised under IFRS or U.S. GAAP. Management has identified the non-recurring costs and income which they consider to be one off in nature in order to further understand the factors which have affected operating performance. The identification of non-recurring income and costs is a management judgment and should not be considered as a prediction of future operating results. Accordingly, undue reliance should not be placed on this data.

> 2005 compared to 2004 Operating Results

Total revenues amounted to Euro 1,765 million in 2005 compared with the 1,704 million in 2004, which represented an increase of 3.6%.

Apparel revenues to third parties amounted to Euro 1,629 million, an increase of 3.9% from 1,568 million in 2004, with a growth in revenues for the fourth quarter of 7.4%. The increase in revenue was mainly the result of the improved product mix, along with the expansion of the directly operated network, which counterbalanced the commercial policies of increasing margins to the network and introducing entry retail prices. In addition, the strong performance of reorders for the 2005 Fall-Winter collections (when the commercial policies started to be implemented), the positive market response to the 2006 Spring-Summer collections and the contribution of countries in the Mediterranean, including Turkey, in Eastern Europe and Korea also contributed to the increase in revenues. In the apparel segment, the new Turkish partnership also played an important role, generating Euro 30 million in revenues from May to December 2005. Sales were also influenced by approximately Euro 10 million as a result of positive exchange rates trends, equal to 0.6% of revenues.

The textile segment, which experienced difficult market conditions, recorded Euro 100 million in revenues from third parties in 2005, compared with Euro 106 million in 2004, a decrease of 6.4%.

Revenues in the segment "Other and unallocated", which includes only the revenues relating to sports equipment, were Euro 36 million in 2005, compared with Euro 30 million in 2004, which represented an increase of 22%.

Total cost of sales increased by Euro 66 million in 2005 in absolute terms and represented 56.4% of revenues, compared with 54.5% in 2004. The effect of product enhancements in the apparel segment, was partially offset by more efficient production.

Total gross operating income amounted to Euro 770 million in 2005, representing 43.6% of revenues, compared with 45.5% in 2004, influenced by the above-mentioned commercial policies in the apparel segment of increasing margins to the network and introducing entry retail prices and offset in part by more efficient production. The gross operating margin was also affected by the lower use of production capacity in the textile segment.

In the apparel segment, gross operating income amounted to Euro 744 million in 2005, representing 45.6% of revenues, compared with 47.2% in 2004.

In the textile segment, gross operating income of Euro 27 million in 2005 represented 10% of total revenues, compared with the 12.1% of 2004, affected by the above-mentioned lower use of production capacity.

Total selling costs, comprising distribution, transport costs and sales commission, amounted to Euro 127 million, compared with Euro 121 million in 2004, representing 7.2% of revenues, compared with the 7.1% in 2004.

Distribution and transport costs increased from Euro 48 million in 2004 to Euro 56 million in 2005 as a result of the increase in volumes sold in the apparel segment and in particular as a result of the sales growth in Korea. This increase was partially offset by the decrease in sales commissions, which resulted from the transfer to the Group of agencies in Italy and Germany in 2004.

Total contribution margin in 2005 came to Euro 643 million, representing 36.4% of revenues, as compared to Euro 654 million in 2004, which represented 38.4% of revenues.

The apparel segment contribution margin was Euro 625 million in 2005, compared with the 628 million in 2004 and a percentage on sales that went from 40.1% to 38.3%. No significant impact on the margin came from the above-mentioned increase in distribution costs because of the Korean business.

In the textile segment, the contribution margin was Euro 17 million in 2005, representing 6.5% of revenues as compared to 8.6% in 2004.

Total general and operating expenses, comprising payroll and related costs, advertising and promotion, depreciation and amortization and other income and expenses, amounted to Euro 438 million in 2005, compared with Euro 429 million in 2004.

Total payroll and related costs, in the amount of 135 million, increased by 7.5%, with the ratio to sales going from 7.4% to 7.7% due to the expansion of the network of directly operated stores and a resulting higher cost for staff incentives.

Advertising and promotion costs were Euro 7 million higher in 2005 than in 2004, representing 3.5% of revenues, compared with the 3.1% of the previous year. This increase was due primarily to services provided to third parties.

Depreciation and amortization for 2005 amounted to Euro 64 million, down from the Euro 74 million in the previous year, representing 3.6% of revenues as compared to 4.4% in 2004. This decrease is the result of the adjustment in 2004 to the carrying value of certain assets related to the commercial network and the change in the estimated useful life of the commercial buildings.

Other income and expenses amounted to Euro 178 million in 2005, an increase of Euro 3 million over the previous year, for an increase of 1.6% from 2004 and representing 10% of revenues as compared to 10.3% in the previous year. This item includes overhead costs, provisions, net operating costs, and other income and expenses.

Overhead costs amounted to 82 million in 2005, an increase of Euro 4 million from 2004, representing, as in 2004, 4.6% of the revenues. Provisions amounted to Euro 25 million in 2005, compared with Euro 45 million in 2004. Out of this, Euro 17 million was for doubtful accounts, compared with the 39 million in 2004, bringing the related balance-sheet provision to 11.2% of trade receivables from the 12.9% as at December 31, 2004, as a result of the improved quality of receivables outstanding as at the balance sheet date. Net operating and other costs increased from the Euro 52 million in 2004 to Euro 71 million in 2005, representing 4% of revenues as compared to 3.1%. This increase was due primarily to the rental costs of the commercial network.

Net non-recurring costs for 2005 were Euro 48 million, as compared to Euro 67 million in 2004, and included costs for restructuring and adjustments to the current value of certain assets related to the commercial network in the amount of Euro 25 million, write-downs of assets that are not related to the core business in the amount of Euro 9 million, expenses in connection with the reorganization of the textile segment in the amount of Euro 4 million, and other expenses of Euro 10 million. The decrease of Euro 19 million from 2004 was due to the lower expenses related to the restructuring of the commercial network.

Total operating profit amounted Euro 157 million in 2005, compared with 158 million in 2004, representing 8.9% of revenues as compared to 9.3% in 2004.

In the apparel segment, operating profit amounted to Euro 160 million in 2005, compared with the 150 million in 2004, representing 9.8% of revenues as compared to 9.5% in 2004.

The operating profit in the textile segment amounted to a loss of Euro 2 million in 2005, compared with the operating profit of Euro 8 million in 2004.

Net financial expenses and exchange differences amounted to 1.3% of revenues in 2005, in line with the prior year. This result reflected the combined effect of a decrease in average net indebtedness for the period, the slight increase in interest rates on the debt of certain foreign subsidiaries, and an increase in the time value component of currency hedging.

Tax expenses amounted to Euro 20 million in 2005, compared with the Euro 28 million in 2004, representing a tax rate of 15.1% in 2005, down from the 20.3% of the previous year. This reduction in tax expenses was primarily due to the calculation, based on forecasts of future earnings, of the fiscal benefits related to the corporate reorganization in 2003.

Net income for 2005 attributable to the Shareholders of the Parent Company amounted to Euro 112 million, compared with Euro 109 million in 2004, representing 6.3% of revenues, compared with 6.4% in 2004.

> Critical Accounting Policies under International Financial Reporting Standard (IFRS)

The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with the IFRS. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

We have summarized below our accounting estimates that require more subjective judgments of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the combined and consolidated financial statements.

> Inventory Valuation Method. Inventories are stated using the cost method, which values inventories at the lower of the purchase or manufacturing cost (generally determined on a weighted average basis) and their market value. Market value is determined based on the net realizable value, which generally is the merchandise selling price and includes any manufacturing costs to be incurred. The Group reviews its inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost.

> Impairment of long-lived assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are subject to impairment testing whenever there are indicators that the asset or group of assets (defined as Cash-Generating Units or CGUs) may be impaired. In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there are indicators of possible impairment. The impairment test is carried out by comparing the carrying amount of the asset or CGU with its recoverable value, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. The estimate of net cash flows is also based upon certain assumptions about expected future operating performance at country level. The Group's estimates of discounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, market rates, industry trends, changes to the business model or changes in the operating performance. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference. The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

> Income taxes. The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

> Deferred income taxes. Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect the Group's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of the Company's and its subsidiaries' tax returns by taxing authorities.

The Group has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recuperability of the deferred tax asset. However, if the Group were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Group determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

> Provisions for contingent liabilities. Provisions are made only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate can be made of the same. The use of different estimates or assumptions by management could produce different provisions for risk and charges.

> Trade receivables. In the normal course of business, the Group extends credit to customers that satisfy pre-defined credit criteria. Trade receivables as shown on the consolidated balance sheets, is net of allowances and discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on an evaluation of historic and anticipated trends and the financial condition of our customers and an evaluation of the impact of economic conditions.

> Recent Accounting Pronouncements

IFRS

Certain new standards, amendments and interpretation to existing have been published that are mandatory for the Group's accounting periods beginning on January 1, 2006 or late but which the Group has not early adopted, as follows:

- in December 2004, the IASB issued an amendment to IAS 19 - Employee Benefits - allowing the option of recognizing gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expense. The amendment also provides a guideline for the allocation of a defined benefit plan across the various companies belonging to the Group. This amendment is effective as at January 1, 2006. The Group is currently evaluating its impact;

- in April 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement - which permits the foreign currency risk of a highly probable intragroup transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect consolidated profit or loss. The amendment also specifies that if the hedge of a forecasted intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in Shareholders' equity in accordance with the rules in IAS 39 must be reclassified onto income statement in the same period during which the foreign currency risk of the hedged transaction affects the consolidated income statement. The Group already uses this approach;

- in June 2005, the IASB issued its final amendment to IAS 39 - Financial Instruments: Recognition and Measurement - to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). This revision limits the use of the option to those financial instruments that meet the following conditions:

- the fair value option designation eliminates or significantly reduces an accounting mismatch;

- a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy;

- an instrument contains an embedded derivative that meets particular conditions.

This amendment to IAS 39 is effective from January 1, 2006. The Group is evaluating any impact this change may have;

- in August 2005, the IASB issued the new standard IFRS 7 - Financial instruments: Disclosures - and a complementary amendment to IAS 1 - Presentation of financial statements: Capital Disclosures. IFRS 7 adds certain new disclosures regarding the relevance of financial instruments to an entity's performance and financial position. These disclosures include some requirements previously encapsulated in IAS 32 - Financial Instruments: Disclosure and Presentation. The new standard also requires disclosures on the degree of risk exposure linked to the use of financial instruments and a description of financial risk management objectives, policies and procedures implemented by management. The amendment to IAS 1 adds requirements for disclosures of quantitative data as to what the entity regards as capital. IFRS 7 and the amendment to IAS 1 are effective as at January 1, 2007. The Group is evaluating any impact these changes may have;

- in August 2005, the IASB issued an amendment to IAS 39 and IFRS 4 for the accounting treatment of issued financial guarantees. On the basis of the amendment, losses due to issued financial guarantees contracts must be recognised in the guarantor's financial statements and valued as follows:

- initially at fair value;

- subsequently at the higher of (a) the amounts determined in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets - to fulfill the obligation at the reference date, or (b) the amount initially recognised less, where appropriate, cumulative amortization recognised in accordance with IAS 18 - Revenue.

These amendments are effective from January 1, 2006. The Group is evaluating any impact these changes may have.

U.S. GAAP

> SFAS No. 153, "Exchanges of Non-monetary Assets". In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," an amendment of APB Opinion No. 29. This Statement addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB 29 and replaces it with an exception for exchanges that do not have commercial substance. Benetton will adopt the Statement from January 1, 2006. The adoption is not expected to have a material impact on the Group's financial position or results of operations.

> SFAS No. 154, "Accounting Changes and Error Correction". In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Correction" and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognised by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. Benetton will adopt the statement from January 1, 2006. This statement will become applicable to the Group if it either has to correct an error or change in accounting principle.

> SAB 107, "Share-Based Payment". In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107, "Share-Based Payment." SAB 107 provides guidance regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, including guidance related to valuation methods, the classification of compensation expense, non-GAAP financial measures, the accounting for income tax effects of share-based payment arrangements, disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123(R), and modifications of options prior to the adoption of SFAS 123(R). Benetton will adopt SFAS 123(R) and SAB 107 from January 1, 2006. The company is currently evaluating the impact that the adoption of SAB 107 will have on the financial position and results of operations.

> SFAS No. 123 (Revised 2004) - "Share-Based Payment". In December 2004, the FASB issued Statement No. 123(R), which was originally effective as of the first interim or annual reporting period that began after 15 June 2005; this effective date was subsequently amended to the beginning of the fiscal year beginning after 15 June 2005. Statement No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. As the Group has already elected to follow the fair value method encouraged by SFAS No. 123 in its US GAAP financial statements, adoption of this Statement is not expected to have a material impact.

> EITF 05-06, "Determining the Amortization Period for Leasehold Improvements". In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements." EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements' useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB's ratification, which was on June 29, 2005. Benetton will adopt EITF 05-06 from January 1, 2006 and this adoption is not expected to have a material effect on our financial position, cash flows or results of operations.

> EITF 04-13, "Accounting for purchases and sales of inventory with the same counterparty". In September 2005, EITF reached consensus on Issue No. 04-13 "Accounting for purchases and sales of inventory with the same counterparty" ("EITF 04-13"). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which non-monetary exchanges of inventory within the same line of business should be recognised at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. Benetton will adopt EITF 04-13 from January 1, 2007. The adoption of EITF 04-13 is not expected to have a material impact on our financial position and results of operations.

> FSP 13-1, "Accounting for Rental Costs Incurred During a Construction Period". In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred During a Construction Period", to clarify the proper accounting for rental costs incurred on building or ground operating leases during a construction period. The FSP requires that rental costs incurred during a construction period be expensed, not capitalized. Benetton will adopt FSP 13-1 from January 1, 2006. The company is currently evaluating the impact that the adoption of FSP 13-1 will have on the financial position and results of operations.

> FSP FIN46(R)-5, "Implicit Variable Interests under FASB Interpretation No. 46". In March 2005 was issued and addressed whether a reporting entity has an implicit variable interest in a variable interest entity or potential variable interest entity when specific conditions exist. Implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. Benetton will adopt the FSP from January 1, 2006. The Company is currently evaluating the impact that the adoption of this FSP will have on the financial position and results of operations.

B. Liquidity and capital resources

> Balance sheet and financial position highlights

Key balance sheet information and financial position as at December 31, 2005, compared with December 31, 2004 are as follows:
	December 31,
(millions of Euro)	2004	2005	Change
Net working capital (1)	711	688	(23)
Assets held for sale	8	8	-
Property, plant and equipment and intangible assets (2)	910	895	(15)
Non-current financial assets (3)	22	25	3
Other assets/(liabilities) (4)	3	10	7
Capital employed	1,654	1,626	(28)

Net financial debt (5)	441	351	(90)
Total shareholders' equity	1,213	1,275	62

(1) Net working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, parent company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets, etc.).

(2) Property, plant and equipment and intangibles assets include all categories of assets net of depreciation, amortization, and write-downs.

(3) Non-current financial assets include unconsolidated investments and security deposits paid and received.

(4) Other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization.

(5) Net financial debt includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial debt is a non-GAAP measure, management believes that it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

Net working capital decreased by Euro 23 million in 2005, due primarily to an increase in trade and other payables, which were partially offset by an increase in inventories as a consequence of the increase in production for revenue growth. Trade receivables, despite an increase in revenues of 3.6% in 2005 from 2004, remain unchanged.

Assets held for sale for 2004 and 2005 refer to two different facilities in the textile segment.

Property, plant and equipment and intangible assets decreased by Euro 15 million in 2005 from Euro 910 million in 2004 to Euro 895 million in 2005, mainly due to the combined effect of new capital expenditures in the amount of Euro 124 million, depreciation in the amount of Euro 85 million, write-downs of Euro 50 million and disposals in the amount of Euro 14 million.

Other assets/(liabilities) decreased by Euro 7 million in 2005 due to the combined effect of a decrease in operating provisions in the amount of Euro 5 million, an increase in deferred tax assets in the amount of Euro 7 million, mainly related to the 2003 corporate reorganization, and a decrease of Euro 5 million in taxes payable.

Net financial debt decreased by Euro 90 million from Euro 441 million in 2004 to Euro 351 million in 2005 mainly due to:

The positive impact of:

- cash flow from operating activities for Euro 312 million;

- reduction in the net working capital needs for Euro 10 million;

Partially offset by:

- net capital expenditure for Euro 100 million, purchase of subsidiaries and guarantee deposits for Euro 18 million;

- payment of taxes for Euro 9 million;

- payment of dividend for Euro 62 million;

- payment of interest for Euro 28 million;

- differences on consolidated perimeter and other for Euro 13 million, mainly due to first time consolidation of the Turkish subsidiary Benetton Giyim Sanayi ve Ticaret A.S.

A reconciliation of net financial debt with the financial statement line is presented in the table below. The references to Notes in the last column are to specific Notes to our consolidated financial statements included in Item 17.
	December 31,
(thousands of Euro)	2004	2005
Financial liabilities:
- medium/long-term loans	503,494	503,163
- lease financing	17,748	10,096
- current portion of lease financing	6,007	5,390
- current portion of medium/long-term loans	1,102	654
- current portion of bonds	299,878	-
- financial payables	21,047	19,587
- bank loans and overdrafts	19,924	28,904
Total financial liabilities	869,200	567,794

Financial asset:
- medium/long-term financial receivables	28,274	7,459
- investment securities	223	-
- financial receivables	21,528	12,970
- available for sale financial assets	118,172	-
- cash and cash equivalents	260,196	196,327
Total financial asset	428,393	216,756
Net financial debt	440,807	351,038

Cash and cash equivalents of approximately Euro 196 million as at December 31, 2005 were mainly held in Euro and out of this amount approximately Euro 136 million were held in short term (less than three months) deposits and current account deposits with leading banks and financial institutions and Euro 60 million were in the form of checks received from customers at year end.

A bond in the amount of Euro 300 million was repaid at maturity on July 26, 2005, primarily by using available liquidity (obtained in part from the sale of the securities-Available for sale assets) and cash flow generated from operating activities. There were no other bonds outstanding.

Medium term loans include a syndicated loan of Euro 500 million, maturing in July 2007. This loan requires compliance with two financial ratios that have to be calculated every six months based on the consolidated financial statements, namely:

- minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

- maximum ratio of 1 between net debt and equity.

On June 10, 2005, in order to support the seasonal financial needs of the Group's business and to meet future commitments, Benetton Group S.p.A. signed a revolving credit facility of Euro 500 million with a pool of ten banks, maturing in June 2010. This credit facility may be drawn down in the form of one, three or six-month loans and the interest will be one/three/six-month Euribor plus a spread of between 27.5 and 60 basis points, depending on the ratio of net debt and EBITDA.

Any loan under this credit facility would require compliance with three financial ratios (financial covenants) calculated every six months on the basis of the consolidated financial statements, namely:

- minimum ratio of 4 between EBITDA and net financial expenses;

- maximum ratio of 1 between net debt and equity;

- maximum ratio of 3.5 between net debt and EBITDA.

As at December 31, 2005, there have been no draw downs from this credit facility.

Both the revolving credit facility and the syndicated loan include covenants for Benetton Group S.p.A. and, in certain cases, for other Group companies, which are typical of international practice, such as:

  negative pledge clauses, which extend to the transactions above, to the same degree, any present or future collateral on assets in relation to loans, bonds, and other debt securities;

  pari passu clauses, based on which obligations that are senior to those of the two transactions mentioned above cannot be assumed;

  periodic reporting obligations;

  cross-default clauses, which entail the immediate payment of the transactions described above upon certain defaults related to other financial instruments issued by the Group;

  limits on significant sales of assets;

  other clauses that are typical in credit facilities.

However, these covenants are subject to various exceptions and limitations.

The management believes that the Group's financial assets together with Group's bank facilities, committed and uncommitted, currently available funds, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, net working capital requirements, and debt repayment at maturity as detailed in the table below.
(thousands of Euro)	Short and Long term debt	Capital (finance) lease obligations	Total financial debts by expiry year	Unused committed line
2006	49,145	5,390	54,535	-
2007	502,873	4,369	507,242	-
2008	68	3,392	3,460	-
2009	71	1,889	1,960	-
2010	74	334	408	500,000
2011 and beyond	77	112	189	-
Total	552,308	15,486	567,794	500,000

The Group's primary source of liquidity is cash generated from operations and its principal use of such funds includes the payment of operating expenses, capital expenditure and investments, the servicing of debt and the payment of dividends to shareholders.

The table below summarizes, for the periods indicated, the Group's cash flows:
(millions of Euro)	2004	2005
Cash flow generated by operating activities	141	285
Cash flow used by investing activities	(125)	(1)

Cash flow provided/(used) by financing activities:
- dividends paid	(69)	(62)
- repayment of bond	-	(300)
- other financing activities	(11)	12
Cash flow used by financing activities	(80)	(350)

Net decrease in cash and cash equivalents	(64)	(66)

In 2005, cash generated from operating activities was mainly utilized to finance capital expenditure and bond repayment.

Cash flow generated from operating activities, including changes in net working capital, amounted to Euro 285 million in 2005, compared to Euro 141 million in 2004. The major impact in 2004 was the payment of substitute tax of approximately Euro 125 million related to the corporate reorganization of some Italian group companies that occurred in 2003.

Cash used by investing activities amounted to approximately Euro 1 million in 2005, compared to Euro 125 million of 2004. The cash used in 2005 included the effect of the sale of financial assets for Euro 118 million, while the cash used in 2004 included the purchase of financial assets for Euro 90 million. In 2004, cash flow used by investing activities included Euro 49 million, from the sale of the investment in Tecnica S.p.A., the decrease in guaranteed deposits in connection with the sale of the brand Prince and the sale of a factory. In 2005, capital expenditures amounted to Euro 124 million compared to Euro 152 million in 2004. Capital expenditures in 2005 mainly included Euro 87 million invested in connection with the acquisition of retail companies and properties, as well as upgrades and improvements to commercial premises, compared to Euro 115 million in 2004. In 2005, capital expenditures relevant to production facilities amounted to Euro 19 million.

Cash used by financing activities amounted to Euro 350 million in 2005 compared to Euro 80 million of 2004. the repayment of a bond in the amount of Euro 300 million, on July 26, 2005 by using, primarily, available liquidity coming from the sale of financial assets (available for sale) and the cash generated by operating activities represented the significant increase from 2004.

As at December 31, 2005, Benetton's cash and cash equivalents decreased to Euro 196 million compared to Euro 260 million as at December 31, 2004 as a result of the repayment in 2005 of a Euro 300 million bond.

C. Research and Development, patents and licences

Benetton's R&D efforts focus mainly on style and new materials, on one hand, and technology, on the other, with a view to finding innovative solutions for its production processes. This also includes the research and selection of raw materials so that it can present not only classic, high quality natural fibres, but also innovative fabrics that are able to combine quality, convenience and competitive costs in response to market demands.

With innovative raw materials, colors that represent the latest fashion, and new, youthful tailoring, Benetton strives to design collections that evoke the history and tradition of its brands. An example of Benetton's commitment to research is the implementation of the "Product Technology Center", a center formed in cooperation with prestigious international institutes and universities, from the Massachusetts Institute of Technology to the Milan Politecnico, dedicated to the research and development of new and innovative materials, fabrics and products. With the latter the Group has more recently strengthened its relationship, particularly on a project, co-funded by the Italian Ministry of Education and Research, to study and eliminate the peeling effect of wool and other fabrics. Another study, which Benetton is developing with Istituto di Nanotecnologie in Venice, involves the application of nanotechnology in fabrics, which will lead to further innovation in our collections.

The search for new and innovative materials, fabrics and products to be introduced into production lines has also led the Group to produce articles made of bamboo viscose for Fall-Winter 2006, which provides a soft, natural feel and advanced ecological and anti-bacterial characteristics.

Benetton's cost of research and development are included in its production costs and are not separately recorded.

Research costs incurred by the Group for the development of new collections have been fully recognised on the income statement for a total of approximately Euro 21.6 million in 2003, Euro 21.4 million in 2004 and Euro 20.9 million in 2005.

D. Trend information

> Recent developments

Net revenues for the Group in first quarter 2006 increased by 8.6% compared with the same period in 2005. Apparel sales increased by 9.5%, led by the contribution of the Turkish partnership established in May 2005, which represented nearly one-third of the growth in the first quarter of 2006, and the contribution of sales by directly operated stores. Revenues from the indirect network were mainly affected by the effects of the commercial policies of increasing margins to the network and entry retail prices and by the delivery dynamics for the 2006 Spring-Summer collections, focusing on better service for the network.

Markets with significant growth were the Mediterranean area, Korea, China and India. Sales were also influenced by positive exchange rates which represented in the first quarter of 2006 1.3% of total revenues.

The textile segment recorded in the first quarter of 2006 a decrease in revenues from third parties of 8.1%. This decrease is mainly due to the closing of one factory at the end of the previous year, as part of the restructuring of this segment.

Revenues in the "Other and unallocated" segment, which includes only the revenues relating to sports equipment, increased by 19.8% in the first quarter of 2006 as compared to the first quarter of 2005.

Cost of sales increased by 10.9% in absolute terms in the first quarter of 2006, representing 57% of revenues, compared with 55.8% for first quarter 2005.

Total gross operating income was 43% of revenues in the first quarter of 2006, compared with 44.2% for the same period of 2005, mainly influenced by the above-mentioned commercial policies in the apparel segment, offset in part by increased efficiency in production concurrent with focusing on service and product quality.

Gross operating income in the apparel segment accounted for 44.2% of revenues in the first quarter of 2006 compared with the 46% for the same period in 2005.

Gross operating income in the textile segment represented 10.8% of total revenues in the first quarter of 2006, compared with the 8.8% in the first quarter of 2005, as a result of the improved use of production capacity.

Total selling costs represented 7.3% of revenues in the first quarter of 2006, compared with the 7.2% in first quarter of 2005. Distribution and transport costs increased as a result of the increase in volumes and sales growth in Korea and India. Sales commissions cost were similar to the cost of commissions in the same period in 2005.

The total contribution margin equaled 35.7% of revenues compared with 37% for first quarter 2005.

Contribution margin in the apparel segment accounted for 36.9% of sales compared with 38.8% for the corresponding reference period.

Contribution margin in the textile segment accounted for 7.4% of sales compared with 5.5% for the corresponding reference period.

Total general and operating expenses increased due to the expansion of the network of directly operated stores, representing 27.5% in the first quarter of 2006 compared to 27.2% in the first quarter of 2005. Payroll and related costs increased by 12.3% in the first quarter of 2006, representing 8.5% of revenues in the first quarter of 2006, compared to 8.2% in the first quarter of 2005, as a result of the growth of the direct commercial network.

Advertising and promotion costs were higher in the first quarter of 2006, representing 4.2% of revenues, compared with the 3.6% of the previous year. This increase was due primarily to services provided to third parties, and to the consolidation of the Turkish company.

Depreciation and amortization decreased from 4.3% of revenues in the first quarter of 2005 to 3.8% in the first quarter of 2006. This decrease is the result of the 2005 adjustment to the carrying value of certain assets related to the commercial network.

Other income and expenses increased by 9.2% in the first quarter of 2006, compared with the same period of the previous year, representing 11% of revenues; this item includes other overhead costs, provisions, net operating costs, and other income and expenses. Overhead costs increased by Euro 2 million in the first quarter of 2006 compared with the first quarter of 2005, due to the greater number of directly operated stores, while the percentage on revenues remained basically unchanged. Total provisions decreased by 25.9% in the first quarter of 2006, mainly due to the reduction of provisions for doubtful accounts. Coverage of the related provision remained stable at 11% of commercial receivables, due to their high quality. Net operating and other costs increased in the first quarter of 2006, representing 4.8% of sales compared with 4.3% in the first quarter of 2005. This increase was due primarily to the rental expenses associated with the greater number of stores.

Net non-recurring income for the first quarter 2006 totaled 0.2% of revenues and mainly involved reimbursement for the early release of a leased building used for commercial network business.

Total operating profit decreased from representing 9.8% of revenues in the first quarter of 2005 to 8.4% in the first quarter of 2006.

Operating profit in the apparel segment decreased in the first quarter of 2006, from 10.6% of revenues in the first quarter of 2005 to 8.3% in the first quarter of 2006.

Operating profit in the textile segment increased from negative 0.1% in the first quarter of 2005 to positive 4.2% in the first quarter of 2006.

Net financial expenses and exchange differences amounted to 0.8% of revenues in the first quarter of 2006, in line with the same period of the prior year. This result reflects, the slight decrease in average net indebtedness for the period, the slight increase in interest rates on the debt of certain foreign subsidiaries, and the time value component of currency hedging.

Tax expenses for March 2006 represented a tax rate of 22.1%.

Net income for the period attributable to the Group represented 5.8% of net revenues, compared with 7% for the same quarter in 2005.

> Management's 2006 outlook

The Group expects consolidated revenues for 2006 to increase at least in line with the growth posted in 2005.

The increase in volumes and a product mix developed to foster the growth of accessories and the high-value segments of the collections, such as hanging garments and menswear, are expected to counterbalance the commercial policies of increasing margins to the network and entry retail prices (carried over from Fall-Winter 2005) to stimulate further development. The trend in backlog orders continues to show the positive response of the partners in the various markets to the new products and the commercial initiatives being undertaken. Furthermore, in line with the results reported in the second half of 2005 and in the first quarter 2006, the Group expects a good contribution from the directly operated stores.

In 2006 the Group expects significant growth in the Mediterranean, Eastern Europe, Korea, China and India markets.

The Group will continue to focus searching for specific skills and international industrial districts where it can develop its know-how, in order to ensure the high quality of its products and consumer satisfaction. The Group expects that the increasing efficiency in its manufacturing and commercial systems will result in an operating profit that will represent approximately 9.5-10% of consolidated sales and net income of approximately 6.5%.

E. Off-balance sheet arrangements

The Group has entered into certain off-balance sheet arrangements in the form of:

- guarantees to third parties totaling Euro 123 million in connection with the fiduciary guarantees in favor of third parties for the payment of rent and lease installments for properties in Italy, Germany, England, Sweden and Portugal on behalf of the Group subsidiaries. If these subsidiaries are not able to pay the rent and lease installments to the third parties, it then becomes the responsibility of Benetton Group to cover the debt;

- purchase commitments totaling Euro 12 million related to the purchase of retail business and the construction of the new production unit in Croatia.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the contractual obligations of the Group for the periods indicated:
	Payments due by period in thousands of Euro
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (principal amount)	523,404	20,241	502,941	145	77
Long-term debt obligations (interest expenses)	28,667	14,309	14,340	15	3
Capital (finance) lease obligations (principal amount) (1)	15,486	5,390	7,761	2,223	112
Capital (finance) lease obligations (interest expenses)	1,185	578	540	65	2
Operating lease obligations	694,684	95,288	171,721	144,366	283,309
Purchase obligations	11,768	11,768	-	-	-
Total	1,275,194	147,574	697,303	146,814	283,503

(1) For the calculation of interest rate expenses indexed to floating interest rates, it has been used the implied forward rate.

Item 6: Directors, Senior Management and Employees

A. Directors and senior management

The Company's Articles of Association provide for the Company's Board of Directors to consist of a minimum of three and a maximum of 15 directors. Directors are appointed for a period not to exceed 3 years and may be re-elected.

The Company's Board of Directors in office as at December 31, 2005 is comprised of 11 directors as set forth below.

Name	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Reginald Bartholomew (1)	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti (2)	01.14.1937	2005	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Sergio De Simoi (3)	05.23.1943	2003	Director
Robert Singer (4)	01.30.1952	2006	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings and the founders of the Company; Alessandro Benetton is Luciano Benetton's son.

(1) Mr. Reginald Bartholomew's office expired in May 2006 and he was not reappointed.

(2) Mr. Giorgio Brunetti was appointed as director (independent) on March 31, 2005.

(3) Mr. Sergio De Simoi resigned from the Board in March 2005.

(4) Mr. Robert Singer was appointed as director (independent) by the Shareholders' Meeting held in May 2006.

Mr. Alessandro Benetton, the son of Mr. Luciano Benetton, has served as a Director since 1998. After graduating from Boston University, he received a master's degree in Economics and Business at Harvard University. He is the Chairman of 21,Investimenti S.p.A. and a member of the Boards of Directors of Edizione Holding S.p.A., Autogrill S.p.A., Sirti S.p.A. and Permasteelisa S.p.A.

Mr. Silvano Cassano has served as a Chief Executive Officer since 2003. He began his professional career at Hertz in Italy in 1978 and after working with American Express in Rome and then with Dial, he was asked to return to Hertz in 1990 as head of the Italian market. In 1999, he became their General Manager for Europe, handling in particular Hertz's relaunch in the British and German markets. From 2000, he directed the entire financial services sector for Fiat Auto, firstly as Managing Director of Fidis and later, from 2002, as Chairman of the Consumer Services Business Unit.

Mr. Reginald Bartholomew served as a Director from 1999 to 2006. He served in the United States government for almost 30 years in various capacities in the White House and the Secretaries of State and Defense. He was United States Ambassador to Italy during the first term of President Clinton. He is member of the Board of Directors of Pirelli & C. Real Estate S.p.A., Vice Chairman of Merrill Lynch Holding UK and Chairman of Merril Lynch Italy.

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

Mr. Gianni Mion has served as a Director since 1990. He graduated from Venice University in 1966 with a degree in Economics. He joined Edizione Holding S.p.A. as a Managing Director in 1986. He is member of the Boards of Directors of Autogrill S.p.A., 21,Investimenti S.p.A., Autostrade S.p.A., Olimpia S.p.A., Telecom Italia S.p.A., Luxottica Group S.p.A., Fondazione Cassa di Risparmio di Venezia, Telecom Italia Media S.p.A. and a Managing Director in Schemaventotto S.p.A. He is also Vice Chairman of Tim S.p.A.

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

Mr. Robert Singer, has served as a Director since May 2006. Mr. Singer has a Masters degree in "Science in Accounting" from New York University. He is currently Managing Director of Barilla Holding S.p.A.; he serves also as Director and member of the Audit Committee of Fairmont Hotels and Resorts (listed in Toronto and New York Stock Exchanges). He has, inter alia, a long experience in the fashion field as President and Chief Operating Officer of Abercrombie and Fitch. He was Executive Vice President and Chief Financial Officer of Gucci Group N.V.

The term of the members of the Board of Directors as listed above expired at the general meeting when the Company's shareholders approved the financial statements for the year ending December 31, 2005. The Annual Shareholders' Meeting held on May 9, 2006 re-appointed all of them and appointed Mr. Robert Singer in place of Mr. Reginald Bartholomew, until the general meeting approving the financial statements for the year ending December 31, 2006. The meeting of the Board of Directors held on May 9, 2006 appointed Mr. Luciano Benetton as Chairman, Mr. Carlo Benetton as Deputy Chairman, Mr. Alessandro Benetton as Deputy Chairman and Mr. Silvano Cassano as Managing Director.

The executive officers of the Company, as at December 31, 2005, are set forth below (in alphabetical order).
Name	Date of birth	Since	Responsible for
Biagio Chiarolanza	07.17.1962	2001	Administration and Control Officer; COO, Chief Operation Officer since June 2004.
Fabrizio De Nardis	07.10.1962	2004 until April 2006	General Manager of Bencom S.r.l. (the marketing and distribution subsidiary of Benetton Group), since September 2004 until April 2006.
Pier Francesco Facchini	08.04.1967	2003	CFO, Chief Financial Officer.
Andrea Negrin	07.09.1963	2003	Chief of Human Resources.
Adolfo Pastorelli	09.27.1956	2003	CIO, Chief Information Officer.

Biagio Chiarolanza has been Chief Operation Officer ("COO") since June 2004. He began his professional career at Arthur Andersen. In 1994, he joined Benetton Group where, until his appointment as COO, he held the position of executive director in Hungary, Tunisia and Croatia. He has an economics degree from Ca' Foscari University in Venice.

Fabrizio De Nardis, who left the Company in April 2006, joined Benetton Group in May 1992 as an Area Manager. From 1995 to 2004, he worked in Benetton Japan, rising to the position of Chairman. He returned to Italy in September 2004 as General Manager of Bencom S.r.l.

Pier Francesco Facchini has been the Chief Financial Officer ("CFO") since 2003. Prior to joining Benetton, he was at FIAT Auto where he held the position of CFO for the Business Unit Customer Services from 2001 to 2003, covering the Fidis, Targasys and Renting group of companies. He has a degree in Business Administration from the Bocconi University in Milan.

Andrea Negrin has been Chief of Human Resources since 2003. He was Chief of Human Resources from 1986 to 1990, at Osram S.p.A. plant in Treviso. In 1990 he joined Ligabue S.p.A. and in 2003, the Gruppo Pam in the same position. He has a Political Science degree from Padova University.

Adolfo Pastorelli has been the Chief Information Officer ("CIO") since 2003. Prior to joining Benetton, he was at KPMG Business Advisory Services where, between 2001 and 2003, he held the position of Senior Manager for the Information Technology Business Unit. He obtained a degree in Chemical Engineering at the Sapienza University in Rome.

B. Compensation

Aggregate compensation paid in 2005 by Benetton to its directors and executive officers (B. Chiarolanza, F. De Nardis, P.F. Facchini, A. Negrin and A. Pastorelli) as a group was approximately Euro 9,247 million (included granted stock option plan expenses). The compensation on an individual basis of the directors and on aggregate basis of the key management are disclosed in "Item 17. financial statements", Note 15 and Note 27. No compensation related to 2005 results was paid to directors and executive officers pursuant the Company's Management Incentive Plan. The aggregate compensation amount mentioned above excludes the provision for termination indemnities required by Italian law as part of every employee's normal remuneration, the payment of which is deferred until the date of termination of employment. The amount of the termination indemnities, which are payable in full regardless of the reasons for the termination of service, is determined by an employee's length of service and the overall rate of his latest annual remuneration. The provision for termination indemnities is charged to expenses on an accrual basis. There are no provisions for pension or other retirement benefits for directors or officers.

> Stock option plan

On September 9, 2004, following authorization by the extraordinary shareholders' meeting held on the same date, the Board of Directors voted to increase share capital, for cash, from Euro 236,026,454.30 to Euro 240,230,104.40 to service the share incentive plan, by issuing 3,233,577 options to purchase the same number of ordinary shares of the Company at a price of Euro 8.984. If the approved increase is not fully subscribed within the various deadlines established for this purpose, share capital will be increased by an amount equivalent to the subscriptions actually received by the deadline. These stock options are intended to be a means of medium and long-term motivation and retention of employees and directors, selected from among the top executives of the company and its subsidiaries and who hold offices which are considered to be of the greatest strategic importance. There were originally five executives of the Group who participated in the stock option plan. The options' assignment cycle includes a four-year vesting period from the date of assignment plus a further five-year period until the actual exercise date of the options themselves. However, under certain conditions, it is also possible to exercise up to 50% of the options assigned after two years from the assignment date. The number of options granted that will become effectively exercisable, once the vesting period of four years has passed, will depend on the progress during the vesting period towards achieving preset objectives that are used as indicators of EVA (Economic Value Added) performance with reference to the four year period from 2004 to 2007.

The 558,539 stock options originally granted to Mr. Fabrizio De Nardis will not be exercised because he resigned as of April 2006.

Additional details are contained in the "Stock Option Plan Rules" available under the heading "Codes" in the Corporate Governance/Investor Relations section of the Company's website.

C. Board Practices

> Board of Directors. During 2005, the Board of Directors (or the "Board") held nine meetings in which it analyzed and approved the guidelines for the Group's operations and it made organizational recommendations and set out general guidelines regarding human resources management and gave proposals to reorganize the corporate structure, as well as commented on the Group's operating performance, extraordinary operations and the quarterly and half-year results.

During these meetings, the executive directors also provided the Board of Directors and Board of Statutory Auditors with information regarding any significant or unusual operations or related party transactions.

The Board of Directors also paid particular attention to analyzing the periodic reports of the Internal Audit Committee regarding the Committee's activities and to the Internal Audit Committee's evaluations of the adequacy of the internal control system, and providing updates on the rules adopted by the Committee in order to satisfy the requirements of the United States Sarbanes-Oxley Act.

For Board meetings, the Directors are provided, reasonably in advance with documentation and information needed to enable them to make decisions with adequate background and knowledge.

The current system of powers granted by the Board of Directors on May 9, 2006, as described below, and the disclosure procedures adopted by the Company ensure that the Board is informed of all the transactions of major economic and financial importance for the Group. Executive directors are required to submit such transactions to the Board of Directors for prior approval although they are empowered to act without approval. Transactions with related parties, are described in greater detail below in the section "Related Party Transactions".

> Directors. The Board of Directors, appointed by the Shareholders' Meeting on May 9, 2006, is composed of 11 members, who will remain in office until the meeting of shareholders to approve the financial statements for the year ended December 31, 2006. Complete biographical information of the directors' are available on the Company's web site in the Corporate Governance section.

The Chairman, Luciano Benetton, is vested with the powers to represent the Company and to carry out all actions related to the Company's activities, with limitations for certain categories of actions, in particular the following transactions:

- the purchase and sale of shares and corporate bonds in amounts exceeding Euro 25 million;

- the purchase and sale of business units and the purchase and sale of property in amounts exceeding Euro 25 million;

- the approval of the granting of loans to persons or entities other than subsidiaries in amounts exceeding Euro 5 million;

- the giving of guarantees related to contractual obligations of persons or entities other than subsidiaries in amounts exceeding Euro 25 million.

The Chief Executive Officer, Silvano Cassano, is vested with the power to carry out actions related to ordinary administration and certain actions of extraordinary administration, subject, in particular, to the following limitations:

- the purchase and sale of shares in companies in amounts exceeding Euro 5 million;

- the purchase and sale of securities and bonds in amounts exceeding Euro 10 million;

- the purchase and sale of business units and the purchase and sale of property in amounts exceeding Euro 10 million;

- the approval of the granting of loans to persons or entities other than subsidiaries in amounts exceeding Euro 5 million;

- the guarantee of loans of companies that are not wholly controlled, either directly or indirectly, by Benetton Group S.p.A.

None of the other directors have executive powers.

The Board of Directors has appointed two Deputy Chairmen (Carlo Benetton and Alessandro Benetton), who are each vested with the powers to represent the Company in the absence of the Chairman.

There are seven non-executive directors (Carlo Benetton, Gilberto Benetton, Giuliana Benetton, Robert Singer Luigi Arturo Bianchi, Giorgio Brunetti and Ulrich Weiss), of whom four (Robert Singer, Giorgio Brunetti, Luigi Arturo Bianchi and Ulrich Weiss) are "independent" from the owners and corporate management, in accordance with the concept of independence as defined by the Corporate Governance Code for Listed Companies. All directors are assiduous participants in the Board's activities.

The Board of Directors, based also on the information provided by the directors themselves, evaluates annually the requirements of independence of all members in accordance with the Italian Corporate Governance Code. There are no limits on the reappointment of directors. There are no directors' service contracts containing clauses providing benefits upon termination.

The table below shows the offices that the directors hold in other companies listed on regulated markets, either domestic or foreign, or in banks, insurance companies, or other financial organizations, as well as in other companies of significant size that are not a part of the Group:
Director	Office	Company
Luciano Benetton	Board member	21,Investimenti S.p.A., Edizione Holding S.p.A.
Carlo Benetton	Deputy Chairman	Edizione Holding S.p.A.
Gilberto Benetton	Chairman	Autogrill S.p.A., Edizione Holding S.p.A., Ragione S.A.p.A. di G. Benetton & C.
	Deputy Chairman	Telecom Italia S.p.A., Olimpia S.p.A.
	Board member	Aldeasa S.A., Mediobanca S.p.A., Lloyd Adriatico S.p.A., Autostrade S.p.A., Pirelli & C. S.p.A., Schemaventotto S.p.A., Infrastrutture e Sviluppo S.p.A.
Giuliana Benetton	Board member	Edizione Holding S.p.A.
Alessandro Benetton	Chairman	21,Investimenti S.p.A., 21 Partners S.G.R. S.p.A., 21,Investimenti Partners S.p.A., 21 Nextwork S.p.A.
	Deputy Chairman	Nordest Merchant S.p.A.
	Sole Director	Saibot S.r.l. Società Uninominale
	Board member	Edizione Holding S.p.A., Autogrill S.p.A., Sirti S.p.A., Permasteelisa S.p.A.
	Chairman of the Supervisory Board	21,Centrale Partners S.A.
Reginald Bartholomew (His office expired as of May 9, 2006)	Chairman	Merrill Lynch Italy
	Deputy Chairman	Merrill Lynch Holdings Ltd
	Board member	Pirelli & C. Real Estate S.p.A.
Giorgio Brunetti	Board member	Autogrill S.p.A., Carraro S.p.A., Messaggerie Italiane S.p.A.
	Auditor	Autorità per l'energia e il gas
Luigi Arturo Bianchi	Board member	Anima S.G.R. S.p.A., Assicurazioni Generali S.p.A., MBE Holding S.p.A.
Gianni Mion	Deputy Chairman	Tim Italia S.p.A.
	CEO	Edizione Holding S.p.A.
Board member

Aldeasa S.A., 21,Investimenti S.p.A., Autogrill S.p.A., Autogrill Group Inc., Autostrade S.p.A., Cartiere Burgo S.p.A., Olimpia S.p.A., Telecom Italia S.p.A., Fondazione Cassa di Risparmio di Venezia, Luxottica Group S.p.A., Infrastrutture e Sviluppo S.p.A., Schemaventotto S.p.A., Igli S.p.A.

Robert Singer (Appointed to the Board on May 9, 2006)	CEO	Barilla Holding S.p.A.
	Board Member	Fairmont Hotels and Resorts
Ulrich Weiss	Board member	Ducati Motors S.p.A., Bego Medical AG (Bremen)

The Group has recently adopted a new policy, which was also approved by the boards of directors of each of the subsidiaries, regarding the exercise of power granted to Benetton Group S.p.A.'s proxy holders and to directors and proxy holders of its subsidiaries. This policy provides prior authorization by the board of directors of each company, or by its shareholders' meeting, for the execution of the following transactions, in the event that such transactions are not conducted within the scope of ordinary intragroup transactions: the issuance of guarantees, concessions or requests for financing, the purchase or sale of property, the purchase or sale of shares in companies (with certain exceptions).

In principle, this policy ensures that the directors and proxy holders of all foreign or domestic subsidiaries are vested with uniform decision-making powers regardless of the provisions of local laws and regulations granting them wider and more significant powers.

> Executive Committee. The Executive Committee, which was set up in September 2003, includes the Chairman, Luciano Benetton, the Chief Executive Officer, Silvano Cassano, the Deputy Chairman, Alessandro Benetton, and Gianni Mion, a board member.

The meetings of the Executive Committee are also attended, without voting rights, by the Board of Statutory Auditors and the chairman of the Internal Audit Committee.

The Executive Committee's responsibilities include defining strategic, industrial, and financial plans for the Group, as proposed by the CEO, preliminarily for the analysis by the Board of Directors, as well as preparing the annual budgets and interim forecasts.

The Executive Committee also reviews and approves significant investment and divestment plans, financing and the provision of guarantees, and analyzes the most significant issues related to the Company's performance in order to enable the Board of Directors to carry out its duties effectively.

In 2005, the Executive Committee met three times.

> The Board of Statutory Auditors. The Board of Statutory Auditors plays an essential supervisory role in the Company's management. Among other responsibilities, it ensures that the Company complies with applicable laws and its Articles of Association and verifies the keeping of its accounts. In addition, under its Articles of Association, the Board of Directors regularly reports to the Board of Statutory Auditors on its activities and on the Company's significant financial transactions, including transactions which might involve a conflict of interests. The Board of Directors makes these reports at least once every three months.

Under Italian law, although the Company's statutory auditors meet at least once every three months, they can proceed at any time as a group or individually with acts of inspection and supervision. The Company's statutory auditors also attend meetings of the Company's Board of Directors and shareholders' meetings. The general meeting of the Company's shareholders sets the remuneration of its auditors at the time of their appointment. Under the Company's Articles of Association, meetings of its Board of Statutory Auditors may be called at any time by at least two auditors, and the Board of Statutory Auditors may also call a shareholders' meeting or a meeting of its Board of Directors.

The Company's Board of Statutory Auditors consists of three standing members and two alternates (as per article 2397 of the Italian Civil Code). The members of the Board of Statutory Auditors currently in office are Mr. Angelo Casò, Mr. Filippo Duodo and Mr. Antonio Cortellazzo, who were appointed by the Shareholders' Meeting on May 16, 2005 and their mandate expires on the day of the shareholders' meeting that will approve the 2007 financial statements. The two alternate auditors are Mr. Marco Leotta and Mr. Piermauro Carabellese. Auditors serve a term of three years, and can be re-appointed. Under Italian law, auditors can only be removed for cause. At least one standing auditor and one alternate auditor must be selected from those enrolled in the Register of Public Accountants and must have reviewed the Company's accounts for a period of not less than three years. The other members of the Board of Statutory Auditors, if they do not possess the above mentioned requirements, must have acquired at least three years of experience in either administration and financial control or professional services or teaching or management positions in fields strictly related to the Company activities, as listed in the Articles of Association. The Company's Articles of Association set forth the process for the appointment of its auditors, which takes place on the basis of lists that shareholders who own at least 5% in the aggregate of the ordinary shares present at a general meeting. Accountants who already hold positions as auditors in more than five other companies listed in regulated Italian markets may not be appointed as auditors. The Company's Articles of Association also details procedures based on these lists for the replacement of auditors in the event a vacancy arises.

Under Italian law, the Company's auditors must take every shareholder complaint into account in their report at the Company's shareholders' meeting. If shareholders representing at least 2% of the Company's share capital submit a complaint, its Board of Statutory Auditors must promptly investigate the complaint and submit their findings and recommendations at the next general meeting. The Company's Board of Statutory Auditors must call a general shareholders' meeting immediately if the findings demonstrate an urgent need for action.

The member of the Board of Statutory Auditors are:

- Angelo Casò - Chairman;

- Filippo Duodo - Auditor;

- Antonio Cortellazzo - Auditor;

- Marco Leotta - Alternate Auditor;

- Piermauro Carabellese - Alternate Auditor.

A complete overview of the qualifications of the members of the Board of Statutory Auditors is available on the Company's web site in the Corporate Governance section.

The members of the Board of Statutory Auditors were appointed in accordance with the criteria set forth in Article 148 of the Italian Consolidated Law on Finance (TUF for Testo Unico della Finanza) in effect at the time, as implemented in Article 19 of the Company's Articles of Association, and based on the lists of candidates presented to the Company 10 days prior to the meeting of shareholders, accompanied with adequate documentation of each candidate's professional and personal qualifications.

There is no auditor representing the minority shareholders, as no list of candidates was submitted by the minority shareholders.

During 2005, the Board of Statutory Auditors met 12 times.

> Direction and coordination function pursuant to Article 2497 et seq. of the Italian Civil Code. In January 2004, all Italian subsidiaries, directly or indirectly wholly-owned, by Benetton Group S.p.A. recognised the direction and coordination functions of the Parent Company, Benetton Group S.p.A., as required by Article 2497 et seq. of the Italian Civil Code. All obligations required by this law have been fulfilled.

> Remuneration Committee and Nomination Committee. In the implementation of the Italian Corporate Governance Code for Listed Companies and with the responsibilities indicated therein, the Board of Directors appointed Ulrich Weiss, Gianni Mion and Giorgio Brunetti to the Remuneration Committee for financial year 2006. This Committee is, therefore, comprised primarily of non-executive directors and includes one non-independent director, given the current composition of the Company's shareholders structure.

As required by the relevant rules and procedures, the Remuneration Committee makes recommendations to be submitted to the Board of Directors. Those members of the Board who are directly interested are required to be absent from the related deliberations of the Board. In 2005, the Remuneration Committee met twice.

In 2005, the remuneration for the executive directors and those with particular responsibilities were assigned by the Board of Directors, based on the recommendations of the Remuneration Committee, as indicated in Item 15, subject to definition of the total remuneration by the shareholders' meeting as required by the Company's articles of association.

In 2004, with the help of external experts in preparing the variable components of remuneration, the Remuneration Committee also recommended the adoption of a stock option plan in order to motivate and promote the loyalty of the Company's top management. The Company adopted the proposed plan on September 9, 2004 and granted five executives a total of 3,233,577 options convertible into the same number of ordinary shares of the Company to be purchased at a price of Euro 8.984 each, subject to the achievement of certain corporate objectives and targets.

Additional information on the Company's stock option plan is in the section entitled "Compensation stock option plan". The content of this stock option plan can be found on the Company's web site in the Corporate Governance section.

The Board of Directors has not yet considered it necessary to establish a nomination committee for the appointment of directors, given the current composition of the Company's shareholders.

The appointment of the Directors is on the basis of a single list filed with the Company prior to the meeting of shareholders, accompanied with adequate documentation of the personal and professional qualifications of the candidates.

> The Internal Audit Committee. In 2001, Benetton established the Internal Audit Committee as required by the Corporate Governance Code that was issued under the auspices of the Italian Stock Exchange.

The Internal Audit Committee is composed of three independent, non-executive Directors. On May 9, 2006, the Board members Ulrich Weiss, Luigi Arturo Bianchi and Giorgio Brunetti were confirmed to the committee. All of the members of the Internal Audit Committee have financial experience or knowledge in accounting principles. Giorgio Brunetti is a "financial expert" as defined in Item 16A (b) of Form 20-F.

As the Company's ordinary shares are listed on the New York Stock Exchange, and in compliance with the relevant provisions of the U.S. Sarbanes-Oxley Act, in 2005 the Company vested the Internal Audit Committee with all powers necessary to fulfill the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 ("Rule 10A-3") and thus Rule 303A.06 of the New York Stock Exchange Listed Company Manual.

This decision, which was approved by the Company's Board of Directors, was formally communicated to and approved by, the U.S. Securities Exchange Commission ("SEC"). This approval was granted on the basis of the Company having an Internal Audit Committee composed solely of independent directors, one of whom (Giorgio Brunetti) is a "financial expert" as defined in Item 16A (b) of Form 20-F and assisted by the Company's "Internal Control".

Under Benetton's structure, the Rule 10A-3 responsibilities are allocated between the Board of Statutory Auditors and the Internal Audit Committee, in which the Board of Statutory Auditors and the shareholders retain and exercise only certain specific duties required under Italian law and all other Rule 10A-3 responsibilities are discharged by the Internal Audit Committee, as the Group believes this is consistent with the intent of Rule 10A-3.

Non-Executive Directors, the Board of Statutory Auditors, and the Group's independent auditors have all been provided with the relevant information. The Office of International Corporate Finance of the SEC, as well as the NYSE, have indicated to Benetton, after discussions, that they do not object to Benetton's allocation of the Rule 10A-3 responsibilities as described above.

As a result, it was necessary to modify the rules of the Internal Audit Committee in order to vest it with all responsibilities, duties and powers provided by the U.S. Sarbanes-Oxley Act for such a committee, while keeping in mind the requirements of Italian laws and regulations.

As such, the Internal Audit Committee's has the following:

1. Powers of the Committee

The Committee has the authority to investigate any matter within the scope of responsibilities listed below and that is brought to its attention. To carry out its tasks, the Committee:

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

2. Responsibilities of the Committee

- making proposals for the establishment of an internal audit department responsible for the internal audit and for the determination of its duties;

- reviewing the periodic reports, work plan and reports of the Head of Internal Audit, as well as promoting actions to improve the internal audit system;

- supervising the internal audit system;

- reporting to the Board of Directors at least once every six months, at the time of the approval of the financial statements and the interim report, on the activity that has been carried out and the adequacy of the internal audit system;

- giving the Board of Directors indications and information regarding the compliance with corporate governance rules;

- evaluating the process of determining the financial statement account balances, with the help of the head of the Internal Control function;

- evaluating the appropriateness of the accounting principles adopted, together with the Company's CFO and the independent auditing firm;

- receiving, as point of contact for the auditing firm, information and communications regarding the consolidated accounts and Form 20-F concerning critical issues involving the standard or alternative accounting treatment of certain items; receiving from and transmitting to management information and communications regarding such issues;

- evaluating the proposals of independent auditing firms, with the help of the Company's CFO and the head of the Internal Control function, for the purposes of hiring such a firm, and making related recommendations that the Board of Directors is to then present to the shareholders' meeting;

- evaluating the results of the independent auditor's report;

- adopting procedures for (a) receiving and handling complaints received by the Company regarding issues of accounting, internal accounting controls, or auditing in general, and (b) receiving, filing, and handling reports or disputes filed by employees regarding accounting issues or auditing in general, while ensuring the anonymity of the employee concerned. To that end, specific "Procedure for reporting complaints to the internal audit committee", has been adopted;

- evaluating all auditing and other services provided by the independent auditing firm and expressing an opinion as to their appropriateness and consistency as a necessary requirement prior to hiring such firm;

- assessing and verifying the independence of the auditing firm; and

- receiving the Head of Internal Audit's annual report on the application of the "Organizational and Operational Model" required by Italian Legislative Decree 231/2001 and adopted by the company, which also includes the Code of Ethics and Conduct. Assessing whether it is appropriate to propose to the Board of Directors updates or amendments to, or modalities of application of, the "Organizational and Operational Model" required by Italian Legislative Decree 231/2001.

During 2005, the Internal Audit Committee, chaired by Ulrich Weiss, met eight times, with the participation of the entire Board of Statutory Auditors, in compliance with the adopted rules and procedures.

The functioning and adequacy of the system of internal control were verified by the Board of Directors, in part with the help of the related corporate function coordinated by the head of Internal Control, who reports directly to the chairman of the Internal Audit Committee. The systems of organization and reporting were found to be adequate for ensuring the monitoring of the system of administration and accounting, including for subsidiaries.

Work continued on the mapping of processes, risks and existing controls concerning the main operating processes of the companies of the Group, while also conducting an analysis of the consistency of the related internal control procedures. Because the ordinary shares of Benetton are also listed on the New York Stock Exchange, this process was also conducted in compliance with the relevant provisions of the U.S. Sarbanes-Oxley Act. Adequate information on the work carried out and the analysis were provided to the independent directors, the Board of Statutory Auditors and the independent auditing firm.

The rules of the Internal Audit Committee and its procedures for reports, complaints, and disputes can be found on the Company's web site in the Corporate Governance section.

> Disclosure Committee. A Disclosure Committee was established in 2005. This Committee considers the materiality of information relating the Group and ensures that such information is properly communicated. The Disclosure Committee comprises the Chief Financial Officer, the head of Group Administration, the head of Investor Relations and in rotation the head of the relevant department, which is involved in the matter subject to the disclosure.

> Legislative Decree 231/2001 as per Italian Law. In 2005, the Supervisory and Monitoring Body (Organismo di Vigilanza e Controllo, pursuant to Article 6(1)(b) of Italian legislative decree no. 231/2001), which is composed of Ulrich Weiss (chairman), Luigi Arturo Bianchi and Roberto Taiariol, performed its checks on the operation and observance of the Organizational and Operational Model adopted by the Company. This Model is comprised of the following:

- code of ethics;

- operating procedures and reporting systems;

- supervisory and monitoring body; and

- internal disciplinary system.

> Handling of confidential information. The management of confidential information is overseen by the CEO, with the counsel of the Chairman. Together, they ensure that adequate verifications are conducted regarding the classification of confidential information in accordance with applicable laws and regulations.

The press releases regarding the approval of the annual and interim financial statements, as well as any extraordinary transactions that may be subject to approval of the Board of Directors are, themselves, to be approved by the Board. The communications and relations with the press and institutional and private shareholders are the responsibility of the Media & Communications and Investor Relations offices, respectively.

In 2002, by way of implementing the rules of the markets organized and managed by Borsa Italiana S.p.A., the Company adopted the related Code of Conduct on Internal Dealing, which governs the disclosure obligations regarding transactions executed by "significant parties" ("persone rilevanti"), as defined by the Company's Code of Conduct on Internal Dealing, in financial instruments issued by Benetton Group S.p.A. The obligations of disclosure for "significant parties" as defined by this Code of Conduct included more stringent timeframes and broader categories of parties and types of securities than the relevant rules of Borsa Italiana S.p.A.

On March 30, 2006, the Company adopted the new Internal Dealing Regulations, which, in compliance with the provisions of Article 114 of the Italian Consolidated Law on Finance and Article 152-sexies et seq. of the Regulation implementing the provisions on issuers of CONSOB, public authority responsible for regulating the Italian securities market, both of which have recently been amended, establishes new terms, conditions and procedures for the disclosure of transactions in the Company's securities by these "significant parties".

The entire text of the Internal Dealing Regulations can be found on the Company's web site in the Corporate Governance section.

Compliance to the evolution of corporate governance legislation. The Corporate Affairs Department, in coordination with the various corporate departments involved, ensures observance of the legislation in force regarding corporate governance, which includes all related laws and legislation in the U.S. and Germany, given that the Company's shares are listed in New York and Frankfurt, as well as in Italy.

To this end, the Corporate Affairs Department reviews and advises on appropriate modification's to the corporate governance structures required by the relevant legislation in line with domestic and international best practice.

In 2006, the Company will adopt the provisions of the new Italian Corporate Governance Code issued on March 2006.

> Relations with institutional investors and other shareholders. The Investor Relations Department is responsible for ensuring the proper management of relations with financial analysts, institutional investors and private shareholders, both foreign and domestic, which includes coordinating activities with the financial community.

In accordance with the principles of fairness, clarity and equal access to information this Department provides documentation and information regarding the Company, with a particular attention to price-sensitive information, on the web site at www.benettongroup.com/investors.

In the Corporate Governance section of the web site, the following documents, among others, are available: Articles of Association; Internal Dealing Regulations; Organizational and Operational Model; Procedures for Related Party Transactions and for Significant Transactions; Procedure for Reporting Complaints to the Internal Audit Committee (whistleblower procedure); Stock Option Plan; press releases and periodic financial information.

D. Employees

As at December 31, 2005, the Group employed 7,978 people as compared to 7,424 and 6,949 at December 31, 2004 and December 31, 2003, respectively. This increase was due to employees working in the network of directly-operated stores.

As at December 31, 2005, 3,516 people were employed in Italy. At the end of 2005, about 12.2% of them were members of labor unions. None of the Benetton's facilities in Italy are operated on a "closed shop" basis. Management considers the Group to have good labor relations and the Group has not experienced work stoppages that have had a material impact on its operations.

In Italy, collective bargaining agreements for blue collar workers and for white collar employees below management level are negotiated between unions and national associations of the companies within a particular industry. The most recent agreement regarding "Sistema Moda Italia" (broadly corresponding to the textile industry), which covers most of the Group's employees in Italy, was signed in May 2004. The agreement, with respect to its economic and regulatory provisions, increased the cost of labor on average about 1.3% in 2005 compared to 2004.

This table set forth the number of employees of the Group as at December 31, 2005, broken down by business segments and geographical area.
	Apparel		Textile		Other business		Total
	Full time	Part time	Full time	Part time	Full time	Part time	Full time	Part time
Italy	1,926	81	1,462	24	23	-	3,411	105
Rest of the Europe	1,156	1,083	-	-	188	-	1,344	1,083
The Americas	61	-	-	-	-	-	61	-
Rest of the World	1,673	291	-	-	10	-	1,683	291
Total	4,816	1,455	1,462	24	221	-	6,499	1,479

For "Other Business" the split is made considering the legal entities included in this category.

E. Share ownership

The directors, Luciano, Gilberto, Giuliana, and Carlo Benetton, hold, directly and indirectly, equal shares in the share capital of Edizione Holding S.p.A., which, in turn, holds a controlling interest of 67.144% in the share capital of Benetton Group S.p.A.

Except as indicated above, in 2005, these directors, their spouses (not legally separated) and minor children held no shares in Benetton Group S.p.A. or its subsidiaries, either directly or through subsidiaries, trust companies, or other intermediaries, with the exception of the shares indicated in the table below for Gilberto and Alessandro Benetton.

In 2005, according to the declarations received, no other shares in the Company were held by Directors or Statutory Auditors, except as indicated below:

Name and surname	Number of shares held as at December 31, 2004	Company	Number of shares purchased	Number of shares sold	Number of shares held as at December 31, 2005	Type of ownership
Gilberto Benetton	45,000	Benetton Group S.p.A.	-	-	45,000	Indirectly owned
Alessandro Benetton	4,000	Benetton Group S.p.A.	-	-	4,000	Indirectly owned
Ulrich Weiss	3,500	Benetton Group S.p.A.	-	-	3,500	Directly owned

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth as at May 2, 2006 ownership in excess of 5% of the outstanding registered voting securities of the Company:

Title of class	Identity	Shares owned	Percentage
Ordinary shares	Edizione Holding S.p.A.	121,905,639	67.14	(1)

(1) As reported by the shareholder to CONSOB (the Italian securities regulatory authority).

Edizione Holding S.p.A. is a private Italian holding company wholly-owned by the Benetton family, with its corporate headquarters and main office in Treviso, Italy. There have been no changes in the percentage ownership held by Edizione Holding S.p.A. during the past three fiscal years. In light of Edizione's ownership of ordinary shares and the director and executive officer positions held by certain members of the Benetton family, Edizione Holding S.p.A. and the Benetton family control the Company.

The major shareholder, Edizione Holding S.p.A., has the same voting rights as those of other holders of ordinary shares or ADSs.

The breakdown of ownership by shareholder nature and by the size of shareholding is highlighted in the following tables:
Shareholders by class	%
Edizione Holding S.p.A.	67.144
Institutional investors and banks	9.718
Other investors	23.138

To the best of the Company's knowledge, there are no arrangements to date that may result in a change of control of the Company.

B. Related party transactions

The Rules of Conduct regarding transactions with related parties and other significant transactions, which were approved in 2004 and formally adopted by all subsidiaries during 2005, reiterated the central role played by the Board of Directors in the system of corporate governance and have ensured that the transactions regulated therein were always executed appropriately, according to the criteria of substantial and procedural fairness.

Related party transactions, that are atypical or concluded not on an arm's length basis and for which the Board of Directors is not directly responsible, are, notwithstanding, submitted to the Board for prior approval.

Prior approval of the Board of Directors is also required for transactions of a significant impact on the financial standing or performance of the Company and the Group and which, in terms of their amount, type of counterparty, object, methods or timeframes, could adversely affect the value of the Company and the Group. For both of these categories of transactions, the Board of Directors has to pass resolutions based on adequate information provided with suitable advance notice.

The above-mentioned Rules of Conduct do not expressly require that Board members with an interest in the transaction abstain from voting on the transaction. It is therefore, in the discretion of the Board whether or not it is appropriate for an interested Board member to abstain from deliberations when this could compromise the maintenance of the quorum required.

On March 30, 2006, the Company's Board of Directors adopted a new procedure for related party transactions and significant transactions in order to adopt the latest requirements of the Italian Corporate Governance Code of Listed Companies and to follow other domestic and international best practices in identifying the parties, the transactions and the corporate procedures necessary to facilitate the appropriate flow of information.

This new procedure provides for a more extensive definition (based on the indications contained in IAS 24) of related parties of Benetton Group S.p.A. and more rigorous authorization and disclosure procedures for transactions with such parties, including the requirement, in certain cases, of the prior opinion of the Internal Audit Committee regarding the transaction.

This new procedure also requires that the Board member who, either directly or through a third party, has an interest in a transaction, even if such interest is only potential or indirect, abstain from the Board's deliberations on the issue or, in the event the member's presence if that is necessary for the purposes of maintaining the quorum required, from the actual vote. This Procedure is to be adopted in 2006 by all the Group companies.

The entire text of this procedure can be found on the Company's web site in the Corporate Governance section.

> Relationships between Benetton and its parent company Edizione Holding S.p.A., its parent's subsidiaries and other related parties

The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (its parent company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and services.

In addition, the Italian Group companies have made a group tax election under article 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the parent company, Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

The related details are shown below:
	Year ended December 31,
(thousands of Euro)	2004	2005
Receivables	32,864	40,959
- of which related to fiscal consolidation with Edizione Holding S.p.A.	32,283	39,567
Payables	19,825	39,110
- of which related to fiscal consolidation with Edizione Holding S.p.A.	18,664	37,466
Purchase of raw materials	2,982	1,773
Purchase of assets	-	2,800
Other costs and services	13,229	14,832
Product sales	17	-
Rendering of services and other income	937	641

The Group has also undertaken some transactions with companies directly or indirectly controlled by, (or in any case) or under the influence of, managers serving within the Group. The Parent Company's management believes that such transactions were completed at market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Item 8: Financial information

> Consolidated statements and other financial information

The financial statements filed as part of this Form 20-F are included in Item 17.

> Percentage of export sales

The Group has sales in approximately 120 countries. In 2005, sales outside Italy amounted to Euro 916 million, or 52% of the total revenues of the Group. In 2005, sales outside of Europe amounted to Euro 284 million, or 16% of total revenues.

> Legal proceedings

The Group has been a party to a number of legal proceedings which have arisen in the normal course of business. Aggregate Euro 11,740 provisions have been allotted to some of those proceedings. The aggregate estimated amount of further proceedings is approximately Euro 24 million. No provisions are made for these disputes because the eventual economic risk is deemed to be very remote. One of these disputes however is prudentially to be mentioned, originating from a letter of intent signed in 1985 between Benetton Group S.p.A. and an Argentinean company envisaging a license agreement which was not subsequently entered into. The dispute resulted in two lawsuits: one in Italy, finally ruled in 1996 in Benetton's favor, and one in Argentina, ruled in 2001 with damages awarded to the Argentinean company in the amount of Euro 2.2 million. According to the 1987 Italo-Argentinean Treaty on mutual assistance and recognition and enforcement of civil decisions, judgments delivered by Argentinean courts are not recognised in Italy if in contrast with an Italian judgment ruling the same issues between the same parties. This law principle was confirmed by Italian Private International Law no. 218/95, according to which foreign judgments are recognised in Italy only if, inter alia, they are not in contrast with a final Italian judgment. In the light of the foregoing, in 2002 the company asked the competent Court of Appeal of Venice to rule that the Argentinean judgment is not enforceable in Italy. Regardless of the Argentinean company's opposition and untimely appeal against the Italian judgment in 2003, the risk of losing the case is deemed to be marginal.

None of the pending legal proceedings mentioned above, either individually or in the aggregate, is expected to have a material adverse effect on the Group's (or any of its members') consolidated financial debt, liquidity, results of operations, assets or profitability.

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

On May 27, 1998, shareholders at the Extraordinary Shareholders' Meeting resolved to split the Company's ordinary shares. Therefore the ordinary shares' par value (Italian Lire 500 as at December 31, 1997) became Italian Lire 50 resulting in a holder of ordinary shares being entitled to receive ten ordinary shares for each ordinary share owned. Subsequently, the nominal value per ordinary share was increased to Italian Lire 250 by the transfer of a portion of the share premium reserve to share capital. As a result of such transactions, effective June 22, 1998, each ADS represented 20 ordinary shares.

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

ADSs are evidenced by American Depositary Receipts (ADRs) issued by Morgan Guaranty Trust Company of New York, as Depositary, pursuant to a Deposit Agreement dated May 31, 1989 between Morgan Guaranty Trust Company of New York and the Company (the "Deposit Agreement"). As at the dividend payment date of May 18, 2006, there were 768,364 ADSs outstanding in the United States, representing 1,536,728 ordinary shares (1.69% of the total number of outstanding ordinary shares). At that date, there were 91 U.S. registered holders of ADSs. In 2005, almost all securities of the Company were traded on the Milan's Stock Exchange.

Benetton's market capitalization increased from Euro 1,768 million at the end of 2004 to Euro 1,747 million as at December 31, 2005.

The Benetton share reference price at the end of 2005 was Euro 9.62 (a decrease of 1.2% compared with Euro 9.74 in 2004). The Midex index demonstrated a 6.6% increase in 2005. The capitalization at the Milan Stock Exchange at the end of 2005 totaled Euro 1,747 million. During the course of the year, average daily share trades totaled approximately 655,480. During the course of the year, the average stock price was Euro 8.4 (Euro 9.2 in 2004), remaining remarkably stable in a volatile market. Over the last three years, the Benetton stock has increased in value by 13.2%, while its depreciation over the five year period from 2001-2005 was 56.3%.

The table below sets forth the high and low closing prices for the ordinary shares on the Telematico and the high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated:
	Ordinary Shares Telematico		ADSs NYSE
	Euro		USD
	High	Low	High	Low
2001	22.51	9.74	42.56	17.82
2002	15.90	8.50	28.40	16.80
2003	11.30	5.90	27.41	13.00

2004
First Quarter	9.37	8.33	23.50	20.89
Second Quarter	10.18	8.65	24.81	21.97
Third Quarter	9.85	8.80	24.44	21.70
Fourth Quarter	9.87	9.03	26.76	22.88

2005
First Quarter	10.15	7.46	26.76	19.30
Second Quarter	7.76	7.01	19.54	17.65
Third Quarter	8.92	7.35	21.42	17.70
Fourth Quarter	9.72	8.19	23.14	19.84

December 2005	9.72	9.16	23.14	21.75
January 2006	10.22	9.62	25.17	22.90
February 2006	10.69	9.93	25.46	23.88
March 2006	12.48	10.65	30.19	25.45
April 2006	12.43	11.96	30.60	29.60
May 2006	12.23	10.62	31.18	27.42

Item 10: Additional Information

> Memorandum and Articles of Association

> Organization and Register. Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. The Company is registered in the Treviso Company Register (Registro Imprese di Treviso) under entry number 00193320264.

> Objects and purposes. The Company's objects and purposes, described in Article 3 of its Articles of Association, include the manufacture and sale of clothing and accessories, as well as the manufacture, marketing and distribution of footwear, cosmetics, sports equipment, any other products and services that contain its trademark brands and other related activities. This includes the purchase, sale, renting out and renting, and management of commercial companies for the sale of the products, as well as at food products. In addition, the Company undertakes activity as domestic and international freight shippers, provision of warehousing, distribution and transport services, including on third parties' behalf, and the import/export of raw materials, semiprocessed and finished products, and of operational and non-operational assets, as well as performance of market studies and analyses relating to the said services' development and optimization.

> Ordinary Shares. The Company's authorized and issued share capital is 181,558,811 ordinary shares with par value Euro 1.30 each.

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

> Dividends. The Company's Board of Directors may recommend dividends for approval by its shareholders at a general meeting. The Company's Board of Directors may also declare interim dividends, as long as the Company meets certain conditions as provided for by Italian law, including profitability in the prior year and shareholders' approval of the prior year's audited financial statements.

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

> Shareholders' Meetings. Under Italian law, there are two types of general meetings of shareholders, ordinary general meetings and extraordinary general meetings. The Company must call ordinary general meetings at least once a year, within four to six months from December 31, the close of its fiscal year. Each year, therefore, the Company normally holds an ordinary general meeting in April or May. All general meetings must be held in Italy. At ordinary general meetings, participants pass upon matters such as approval of the annual accounts, election of directors, appointment of auditors, the remuneration of directors and auditors and declarations of dividends. Amendments to the Articles of Association (including any changes to the rights of holders of the Company's stock), the issuance of debentures, the appointment and conferral of powers on liquidators and increases in the share capital must be dealt with in extraordinary general meetings.

The Company's directors may call a general meeting by giving thirty days notice of the meeting in the Gazzetta Ufficiale, and specifying the place, date, hour and agenda of the meeting. Shareholders representing at least 2.5% of the Company's capital can require, not later than 5 days after the call of the meeting, to integrate its agenda. Shareholders representing at least 10% of the Company's capital can require its directors to convene a general meeting without delay by presenting its directors with an agenda for the meeting. If the Company's directors, or its Board of Statutory Auditors acting in their stead, fail to call a meeting upon this demand, the president of the tribunal may order the calling of the meeting. Although a meeting can act without notice if all the Company's shareholders are represented and all its directors and statutory auditors are present, each person present can object to the discussion of matters on which she does not feel sufficiently informed.

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

> Directors. The Company's Board of Directors currently consists of eleven directors. A person need not hold any of the Company's shares to qualify as a director. There is no mandatory retirement age for the Company's directors. The Company's directors are elected at ordinary general meetings by a majority of votes cast. A director may be removed from office at an ordinary general meeting at any time, but is entitled to receive damages if the removal is without cause.

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

In 2005, as in previous years, the Board of Directors complied with the rules defined by the Code of Conduct for listed companies and "Regolamento CONSOB" on related party transactions. As set forth in subsection B of Item 7 above, in 2005, the Board of Directors formally adopted a new release of the Rules of Conduct that Benetton Group S.p.A. have to comply with in matters regarding related party transactions and other significant transactions. These Rules reiterate the central role of the Board of Directors in the Company's system of corporate governance and aim to ensure that the transactions being regulated are carried out according to the criteria of substantial and procedural fairness.

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

The last approved release of the Procedure for Related Parties Transactions and Significant Transactions is available on the Benetton Group website at Corporate Governance section.

For further disclosure on the Company's Directors, see "Item 6. Directors, Senior Management and Employees".

> Change in control. The Company's Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

> Disclosure of share holdings. The Company's Articles of Association do not require shareholders to disclose their shareholdings.

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

Independent Directors: Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The Board of Directors has 4 independent directors out of 11 directors, with the status of "independence" determined under Italian Corporate Governance Code. The composition of the Board of Directors is in compliance with the Italian Corporate Governance Code released by Borsa Italiana S.p.A., which requires an adequate number of "independent non-executive" directors. Italian rules also require that non-executive directors be independent. Independence is evaluated by considering the circumstance and a director usually is not deemed independent, among others, in the following situations: a) if he controls, directly or indirectly, the issuer also through subsidiaries, trustees or through a third party, or is able to exercise over the issuer dominant influence, or participates in a shareholders' agreement through which one or more persons may exercise a control or considerable influence over the issuer; b) if he is, or has been in the preceding three fiscal years, a relevant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same a considerable influence, also jointly with others through a shareholders' agreement; c) if he has, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which he/she is a significant representative, or in the capacity as partner of a professional firm or of a consulting company) a significant commercial, financial or professional relationship: - with the issuer, one of its subsidiaries, or any of its significant representatives; - with a subject who, jointly with others through a shareholders' agreement, controls the issuer, or - in case of a company or an entity - with the relevant significant representatives; or is, or has been in the preceding three fiscal years, an employee of the abovementioned subjects; d) if he receives, or has received in the preceding three fiscal years, from the issuer or a subsidiary or holding company of the issuer, a significant additional remuneration compared to the "fixed" remuneration of non-executive director of the issuer, including the participation in incentive plans linked to the company's performance, including stock option plans; e) if he was a director of the issuer for more than nine years in the last twelve years; f) if he is vested with the executive director office in another company in which an executive director of the issuer holds the office of director; g) if he is shareholder or quotaholder or director of a legal entity belonging to the same network as the company appointed for the accounting audit of the issuer; h) if he is a close relative of a person who is in any of the positions listed in the above paragraphs.

Non-management Directors Meetings: Pursuant to NYSE standards, non-management directors must meet on a regular basis without management present in order to empower them to serve as a more effective check on management and independent directors must meet separately at least once a year. There are no corresponding provisions under Italian law. Italian rules (art. 150 Italian Legislative Decree no. 58/1998 and Italian Civil Code art. no. 2381), however, require that the management, through the Managing Directors, must inform the entire Board of Directors and the Statutory Auditors, at least every three months, about the Company's activities and significant financial transactions carried out by the Company and its subsidiaries; in particular, they must report on transactions which could involve a conflict of interest.

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

Compensation Committee: under NYSE standards, U.S. companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors, and the compensation committee is required to have a written charter that addresses certain matters specified in the listing standards. In addition to the review and approval of corporate goals relevant to the CEO's compensation and evaluation of the CEO's performance in light of the corporate goals, this committee must determine and approve the CEO's compensation and make recommendations to the board of directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. Benetton Group S.p.A., in compliance with the Italian Corporate Governance Code, has a compensation committee composed of two independent and non-executive Directors out of the three members that in consultation with the Board of Directors determines the remuneration of the Chairman and the Managing Directors.

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

With respect to the engagement of the external audit firm performed by the Audit Committee in the U.S. companies, Italian law requires that such appointment be ultimately approved by the shareholders of the company. The process leading to such approval involves several intermediate steps. First, the Internal Audit Committee will have the responsibility of analyzing the proposals submitted by potential firms and selecting among them the external audit firm to be further considered by the company. Second, the Board of Directors will resolve to submit to shareholders the proposal for the appointment of the external audit firm selected by the Internal Audit Committee. Third, as required by Italian law, the company' Board of Statutory Auditors will deliver to the Shareholders an opinion as to the qualifications of the external audit firm selected by the Internal Audit Committee. The shareholders will vote to appoint the external auditors and approve its compensation.

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

This system, designed and constructed with attention to the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of relevant codes, rules and procedures encompassing the activity of all the organizational and operational components of the Company. These documents (available on the website www.benettongroup.com in an English language version under Investor Relations) are:

- Report on Corporate Governance;

- Organizational and operational model as per the Italian Legislative Decree no. 231/2001 and Code of Ethics;

- Internal Dealing Regulations;

- Procedure for related parties transactions and significant transactions;

- Whistleblower Procedure;

- Articles of Association;

Other information also about the Board of Directors, Executive Committee, Statutory Auditors, external auditors and shareholders meetings are also available on website www.benettongroup.com in an English language version under Investor Relations section.

The above-mentioned documents are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practices.

> Material contracts

On April 21, 2005, the Benetton Group and Boyner Group signed an agreement for a partnership for the management and development of Benetton brands' commercial activities in Turkey and in the region.

Benetton Group, which has been present in Turkey since 1985 through a license agreement with the Boyner Group, has invested about Euro 14 million in exchange for 50% of the Bofis company, a wholly-owned subsidiary of Boyner, which manages all commercial activities of the United Colors of Benetton, Sisley, Playlife and Killer Loop brands in the Turkish area.

The company, which took the name of Benetton Giyim Sanayi Ve Ticaret A.S., forecasts turnover in 2005 of around Euro 40 million. The development plan envisages a 50% increase in turnover over the next 5 years. In Turkey, there are currently around 100 Benetton stores in 50 cities.

On June 10, 2005, the Company has finalized, with a pool of 10 banks, the negotiation of a revolving credit facility for an amount of Euro 500 million, expiring in 2010. The financing is at a Euribor index linked floating rate, for one, three or six months, with a spread of between 27.5 and 60 basis points. The loan provides for compliance with three financial covenants, to be calculated every six months based on the consolidated financial statements, namely:

- minimum ratio between EBITDA (earnings before interest, taxes, depreciation and amortization) and net financial charges of 4;

- maximum ratio between the net financial debt and shareholders' equity of 1;

- maximum ratio between the net financial debt and EBITDA of 3.5.

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

> Italian exchange controls

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

> Voting of the underlying deposited securities

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

Taxation

The following is a general summary of certain United States federal income tax and Italian tax matters. The summary contains a description of the principal United States federal income tax and Italian tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a U.S. holder, as defined below. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ordinary shares or ADSs.

In particular, the summary deals only with U.S. holders who will hold ordinary shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder (i) who owns 10% or more of the voting shares directly or through attribution; (ii) who holds the ordinary shares or ADSs in connection with a permanent establishment or fixed base through which the U.S. holder carries on or performs personal services; (iii) who holds ordinary shares or ADSs as a part of an integrated investment (including a straddle, hedging transaction or conversion transaction) consisting of the ordinary shares or ADSs and one or more other positions; (iv) who is a securities dealer, a trader in securities that elects to mark the securities to market, an insurance company, a bank, a tax-exempt organization, an investor liable for alternative minimum tax, an individual retirement account tax-deferred account or other retirement plan, a U.S. expatriate, a regulated investment company or a real estate investment trust; or (v) whose functional currency is not the U.S. Dollar. In addition, the following discussion does not address any aspect of U.S. state or local, or non-U.S. tax laws (other than certain Italian tax laws). This discussion is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

For purposes of this section, a U.S. holder means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under U.S. law; or (iii) an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares or ADSs, the tax treatment of such partnership and each partner thereof generally will depend upon the status and activities of the partnership and the partner. The Company urges a holder that is treated as a partnership for U.S. federal income tax purposes to consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the ordinary shares or ADSs.

Prospective purchasers and current holders of ordinary shares or ADSs are urged to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of such shares or ADSs, including, in particular, the effect of any state, local or national tax laws.

> Italian taxation

> Italian tax reform. The current tax system has been reformed through the enactment of Legislative Decree of December 12, 2003, no. 344. The actual legislation, which entered into force on January 1, 2004, reduced the corporate income tax rate from 34% to 33%, and changed the name of corporation tax from IRPEG (imposta sul reddito delle persone giuridiche) to IRES (Imposta sul reddito delle società).

The most significant measures include the following:

- introduction of an option to file a consolidated tax return for all Italian group entities (domestic tax consolidation) and of an option to file a worldwide consolidated tax return to include all foreign subsidiaries (worldwide tax consolidation);

- thin capitalization provisions - according to this new regime, there are limits to the deductibility of intercompany financial costs;

- participation exemption regime;

- equity pro-rata and economical ratio - further limits to the deductibility of interest expenses;

- consortium relief.

> EC Law 2003

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

> Transfer tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax is currently payable at the following rates:

- Euro 0.0723 per Euro 51.64 of the price at which the ordinary shares or ADSs are transferred when the transfer is made between private individuals;

- Euro 0.0258 per Euro 51.64 of the price at which the ordinary shares or ADSs are transferred when the transfer is made between a bank and a private individual or through a stockbroker, or securities house;

- Euro 0.00619 per Euro 51.64 of the price at which the ordinary shares or ADSs are transferred when the transfer is made between intermediaries.

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

> United States federal income taxation

> Taxation of dividends. Subject to the discussion below under "Passive foreign investment company considerations" distributions paid with respect to ordinary shares or ADSs (including the amount of any Italian taxes withheld therefrom) generally will be includible in the gross income of a U.S. holder as non-U.S. source dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, the amount of a distribution exceeds the Company's current or accumulated earnings and profits as so determined, it will first reduce the U.S. holder's adjusted tax basis in its ordinary shares or ADSs and, to the extent the distribution exceeds the holder's adjusted tax basis, it will be treated as gain from the sale or exchange of such ordinary shares or ADSs. Dividends will not be eligible for the dividends received deduction which is generally available to U.S. corporate shareholders with respect to dividends received from U.S. corporations.

Distributions treated as dividends that are received by a noncorporate U.S. holder (including an individual) through taxable years beginning on or before December 31, 2010 from "qualified foreign corporations" or in respect of stock of a non-U.S. corporation (other than a passive foreign investment company with respect to such U.S. holder) that is readily tradable on an established securities market in the United States generally qualify for a 15% reduced maximum tax rate, so long as certain holding period requirements are met. Since the ADSs are listed on the New York Stock Exchange, unless the Company is treated as a passive foreign investment company, dividends received in respect of the ADSs will qualify for the reduced rate. Dividends paid on the ordinary shares not held through ADSs should qualify for the reduced rate if the Company is treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Income Tax Convention as currently in effect meets these requirements. However, because the U.S. Treasury Department has not yet issued guidance concerning when a non-U.S. corporation is eligible for the benefits of an applicable income tax treaty, no assurance can be given that the Company will be treated as a qualified foreign corporation for such purpose. Accordingly, no assurance can be given that such reduced rate will apply to dividends paid on the ordinary shares held by a U.S. holder other than through ADSs. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and non-U.S. source income (which may affect the amount of the U.S. foreign tax credit) and to certain extraordinary dividends. Noncorporate U.S. holders are urged to consult their own tax advisors regarding the applicability of the reduced rate and the related restrictions and special rules. The amount of any cash distribution paid in Euros with respect to the ordinary shares or ADSs will be equal to the U.S. Dollar value of the distribution, including the amount of any Italian taxes withheld therefrom, determined at the spot exchange rate in effect on the date the distribution is received (in the case of ADSs, the date the distribution is received by the Depositary), regardless of whether or not the distribution is in fact converted into U.S. Dollars. A U.S. holder generally should not recognize any non-U.S. currency gain or loss if the Euros are converted into U.S. Dollars on the day they are received. Any gain or loss upon a subsequent conversion, sale or other disposition of the Euros will be ordinary income or loss for U.S. federal income tax purposes and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes.

Subject to the limitations on foreign tax credits generally, a U.S. holder may elect to treat the Italian tax withheld on dividends as foreign income tax eligible for credit against such U.S. holder's U.S. federal income taxes. A U.S. holder will be denied a foreign tax credit if that U.S. holder has not held the ordinary shares or ADSs for a minimum period or to the extent that U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Amounts withheld in excess of the applicable Income Tax Convention rate in respect of dividends paid to a U.S. holder that qualifies for the benefits of the Income Tax Convention will not be eligible for credit against the U.S. holder's United States federal income tax liability, but the U.S. holder may claim a refund from the Italian tax authorities. See "Italian Taxation - Income Tax Withholding on Dividends." As an alternative to claiming a foreign tax credit, a U.S. holder may claim a deduction for Italian tax withheld, but only for a year in which the U.S. holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. If a U.S. holder is denied a foreign tax credit due to the holding period requirement described above, however, the U.S. holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. holder claimed the foreign tax credit for other taxes in the same year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company will generally constitute "passive income," or, in the case of certain U.S. holders, "financial services income" (or, for tax years beginning after December 31, 2006, as "passive category income" or, in the case of certain U.S. holders, as "general category income" for U.S. foreign tax credit purposes). The rules relating to the determination of the U.S. foreign tax credit are complex, and therefore, each U.S. holder is urged to consult with its own tax advisor to determine whether and to what extent such holder would be entitled to this credit.

> Sales or other dispositions.

Subject to the discussion below under Passive foreign investment company considerations, a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the ordinary shares or ADSs in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. holder's adjusted tax basis in the ordinary shares or ADSs. Any such gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Such gain or loss will be long-term capital gain or loss if the U.S. holder owns the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations.

> Passive foreign investment company considerations.

The Company believes that it was not in 2005, and does not expect to become in 2006, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the value of the Company's assets and the amount and type of the Company's income, there can be no assurance that the Company will not become a PFIC or that the U.S. Internal Revenue Service (the "IRS") will agree with the Company's conclusion regarding its PFIC status. If the Company is a PFIC in any year, U.S. holders could suffer adverse consequences, including the possible characterization of gain from sale, exchange or other disposition of ordinary shares or ADSs as ordinary income and an interest charge on such gain at the time of such sale, exchange or disposition. The Company urges each U.S. holder to consult its tax advisor regarding the potential application of the PFIC rules.

> Reportable Transactions. Under United States Treasury regulations, U.S. holders that participate in "reportable transactions" (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement on Form 8886. U.S. holders are urged to consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of the ordinary shares or ADSs, or any related transaction, including without limitation, the disposition of any Euros (or other non-U.S. currency) received as a dividend or as proceeds from the sale of ordinary shares or ADSs.

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

Item 11: Quantitative and Qualitative Disclosures About Market Risk

The Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors approved the new "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and financial counterparty credit risk.

a. Foreign exchange rate risk

The Group is exposed to exchange rate fluctuations, which can impact on its economic results and its value of shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

> Economic exchange risk, where exposure is related to:

- costs and revenues denominated in currencies other than the reporting currency or other currency (usually USD or EUR) generally used in the Group's subsidiaries reference market and whose exchange rate fluctuations can impact on the operating profit;

- trade payables or receivables denominated in currencies other than the functional currency or other currency (usually USD or EUR) generally used in the Group's subsidiaries to which they refer, where an exchange rate fluctuation can determine the realization or the ascertaining of positive or negative exchange rate differences on profit and loss;

- forecasted transactions related to future costs and revenues in currencies other than the reporting currency or other currency (usually USD or EUR) generally used in the Group's subsidiaries reference market and whose exchange rate fluctuations could impact on the operating profit.

> Transaction exchange risk, where exposure is related to financial payables or receivables denominated in currencies other than the functional currency or other currency (usually USD or EUR) normally used in the Group's subsidiaries to which they refer and whose exchange rate fluctuations can cause the realization or the ascertaining of positive or negative exchange rate differences on profit and loss.

> Translation exchange risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the Euro, which is the Group's reporting currency. Translation exposure is related to:

- the income statements of these companies translated into Euro using the period's average exchange rate with revenues and margins being the same in local currency. Exchange rate fluctuations can impact on the value in Euro of revenues, costs and economic results;

- assets and liabilities of these companies converted at the year-end exchange rate and therefore with different values depending on exchange rate fluctuations. As provided by the accounting standards adopted, the effects of such variations are recognised directly in shareholders' equity among translation provisions.

According to its financial policy, the Group uses derivative financial instruments such as currency forwards, currency swaps, currency spots and currency options to hedge or reduce, material exchange risk exposure. The majority of such financial instruments have a duration of less than a year. The Group does not hedge forecasted foreign currency cash flow beyond two years. The Group policy does not speculate with a view to profit in financial instruments on the exchange rate fluctuation, trade in currencies for which there are no underlying exposure, or enter into trades for any currency to increase intentionally the underlying exposure. Instruments are designated as a part of a hedging relationship at inception of the contract for reducing the risk associated with the exposure being hedged. Accordingly, changes in market value of hedge instruments are correlated with changes in market values of underlying hedged items both at inception of the hedged and over the life of the hedged contract. With regard to translation exposure the Group hedges partially the material exposure.

As at December 31, 2005, the notional principal amounts and fair value of outstanding derivative instruments were as follows:
	Notional amounts	Fair value
(thousands of Euro)		Positive	Negative	Net
Economic exchange risk	187,709	736	(1,622)	(886)
Of which:
- fair value hedge	121,677	231	(1,325)	(1,094)
- cash flow hedge	29,403	270	(277)	(7)
- cash flow hedge - option	36,629	235	(20)	215

Translation exchange risk	115,897	82	(901)	(819)
Of which:
- fair value hedge	5,669	48	-	48
- cash flow hedge	110,228	34	(901)	(867)

Transaction exchange risk - fair value hedge	512,355	1,750	(1,669)	81

The notional amounts represent the absolute value sum of all transactions valued at the relevant forward exchange rate.

Fair value was calculated by discounting and translating future cash flows using market rates as at the balance sheet date (in particular, interest and exchange rates).

As at December 31, 2005, the potential change in fair value of the above mentioned outstanding financial derivative instruments, resulting from an hypothetical 10% change in relevant foreign currency exchange rates relative to euro with all other variables held constant would be the follow:
		Change in fair value at:
(thousands of Euro)	Fair Value	+10%	-10%
Economic exchange risk	(886)	12,820	(15,489)
Transaction exchange risk	81	(1,953)	2,387
Translation exchange risk	(819)	10,592	(12,946)

This hypothetical amount (such consistent and simultaneous movements in all relevant exchange rates are unlikely) is suggestive of the effect on future cash flows on the condition that such derivatives were not cancelled or offset. Management believes that it is reasonable to expect that gains or losses on the derivative financial instruments produced by the above movement in foreign exchange rates would be offset by losses and gains on the underlying exposure.

b. Interest rate risk

The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of different funding and investment instruments, thus impacting on the Group's financial income and expenses.

According to its financial policy, the Group may uses derivative financial instruments such as interest rate swap to hedge or reduce material interest rate risk exposure. The Group policy is not to speculate in derivative financial instruments for profit on the interest rate fluctuation.

As at December, 31 2005, interest rate swaps for a notional principal amount of Euro 57 million with maturities of 2006-2008 were in place. Even if they have been mainly put in place for reducing the risk on the syndicated loan floating exposure, such instruments have not been designated as hedging of such exposure. Accordingly, the Group recorded the change in fair value on income statement.

As at December 31, 2005, the potential change in fair value of the above mentioned outstanding financial derivative instruments and of the syndicated loan (see item 5 for further details), resulting from an hypothetical 10% change in relevant interest rates with all other variables held constant is reported on the table below.

		Change in fair value at:
(thousands of Euro)	Fair Value	+10%	-10%
Syndicated loan:	(504,718)	302	(2,370)
Interest Rate Swap	(1,395)	296	(304)

The hypothetical amount for syndicated loan is suggestive of the effect on fair value on the condition that such financial instrument were required (all or a portion of these) on the open market prior to their maturity. Since such instrument is recorded at amortized cost the only exposure to interest rate risk is the interest expenses cash flow for which we have the following sensitivity amount:
	Change in fair value at:
(thousands of Euro)	+10%	-10%
Syndicated loan interest expenses	(1,895)	1,848

Substantially all other financial instruments included in the net financial position (except for petty cash and checks), as defined in Item 5, are based on short term floating interest rates and accordingly, interest expense or interest income on such financial instrument will fluctuate in line with the relative interest rate.

c. Liquidity risk

Liquidity risk can be represented by the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the characteristics maturity and renewal of credit facility or the liquidity of financial investments.

The classification of financial assets and liabilities by maturity date as at December 31, 2005, is reported in the Explanatory Notes on our consolidated financial statements included in item 17.

Liquidity requirements are monitored by the Parent Company's central functions in order to guarantee effective access to financial resources or adequate investment of liquidity.

As at December 31, 2005, the Group had unutilized "committed" credit facilities in the amount of Euro 500 million and "uncommitted" credit facilities in the amount of Euro 400 million.

Management feels that currently available funds and credit facilities, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, net working capital management, and debt repayment at natural maturity are concerned.

d. Credit risk

The Group shows different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

The Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

Receivables which are partially or totally irrecoverable, if sufficiently significant, are written off on an individual basis. The write-off amount takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-off, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests available liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

With the exception of bank deposits, the maximum investment allowed in all other instruments may not exceed 10% of the Group's liquidity investments, with a ceiling of Euro 20 million for each issuer/counterpart, in order to avoid excessive concentration in a single issuer for sovereign issuers with rating lower than "A" (or equivalent) and for all other issuers with rating lower than "AA" (or equivalent).

As at December 31, 2005, the Group's available liquidity was mainly invested in bank deposits with main financial institutions.

e. Equity Market Risk

Benetton Group has no material equity investment.

f. Commodity Price Risk

The Group does not purchase raw materials on future markets.

Item 12: Description of Securities Other than Equity Securities. Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15: Controls and Procedures

> Evaluation of disclosure controls and procedures

The Company maintains controls and procedures designed to ensure that information required to be disclosed in this and other reports the Company files and submits under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, accumulated, summarized and communicated to the management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding the required disclosure. The management of the Company, with the participation of the chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act ) as at the end of the period covered by this annual report on Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures are effective to ensure that material information relating to Benetton and its consolidated subsidiaries was made known to them by others within Benetton and its consolidated subsidiaries, particularly during the period in which this annual report on Form 20-F was being prepared, and to ensure that such information could be recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC.

> Changes in internal controls

There has been no change in Benetton's internal control over financial reporting that occurred during the year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, Benetton's internal control over financial reporting.

> Whistleblowers

The Company's procedure for reporting complaints (whistleblowers) to the Internal Audit Committee was approved by the Benetton Group S.p.A. Audit Committee (see "Item 16A: Audit Committee Financial Expert") in June 2005 and is currently effective. Any complaints can be sent to the Internal Audit Committee by sending an e-mail or an ordinary letter. The Company's Procedure for reporting complaints is available on our website at www.benettongroup.com/investors/.

Item 16A: Audit committee financial expert

In compliance with Exchange Act Rule 10A-3, the members of Benetton's Internal Audit Committee are non-executive, independent members of the Board of Directors, and all of such members have financial experience or knowledge in accounting principles. The Internal Audit Committee designed Mr. Giorgio Brunetti as the "financial expert" as required by Rule 10A-3. For further information about the Internal Audit Committee see "Item 6: Directors, Senior Management and Employees".

Item 16B: Code of Ethics

The Code of Ethics was approved by the Board of Directors on September 11, 2003. The Code of Ethics adopted by Benetton applies to all of its employees, including the Chief Executive Officer and Chief Financial Officer, who is also the Company's principal accounting/control officer, and it incorporates the requirements of Italian Legislative Decree no. 231 of June 8, 2001. Recipients of the Code are defined as the parties to whom the rules of such Code apply. They are identified as being members of the Board of Directors and the Board of Statutory Auditors and employees of all Group companies, together with all those who directly or indirectly, permanently or temporarily have dealings and relationships with the Group or, in any case, who are active in the pursuit of Group objectives.

The Code of Ethics is available on our website at www.benettongroup.com/investors/. Written copies of the Code of Ethics are available on request through our Investor Relations office.

Item 16C: Principal Accountant Fees and Services

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2005 and 2004 to Benetton Group.

Fiscal year	Currency used	Audit fees	Audit related fees	Tax fees	All other fees
2005	Euro	1,307,804	234,000	10,400	2,500
2004	Euro	1,048,440	350,063	11,878	6,000

PricewaterhouseCoopers S.p.A. has served as Benetton Group's independent auditor for the financial year ended December 31, 2005 and 2004. In May 2004, the Annual General Meeting of Benetton Group shareholders appointed PricewaterhouseCoopers S.p.A. as independent auditor for a three-year period ending December 31, 2006.

In compliance with Securities and Exchange Act of 1934 Section 10A(i), the Internal Audit Committee has preapproved in advance all audit and non audit services provided by the auditor of the issuer. In carrying out this task, the Committee firstly analyzed that the services were not included in the prohibited activities as set forth in the section 10A-(g) of the Exchange Act. In addition, the Committee evaluated if the amount of the services fees could jeopardize the independence of the audit firm.

"Audit fees" include the audit of Benetton Group's annual financial statements and statutory audits.

"Audit related fees" include consultation concerning financial accounting and reporting matters not classified as audit and statutory auditors fees.

"Tax fees" include tax compliance, tax advice and tax planning other than those rendered in connection with the audit.

"Other fees" include other services billed for services that are permissible under applicable rules and regulations and consist primarily of consultancy services related to IT management.

Item 16D: Exemptions from the Listing Standards for Audit Committee. Not applicable

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers. Not applicable

PART III

Item 17: Financial Statements

Index

72 Report of independent registered Public Accounting Firm

73 Consolidated income statement

for the years ended December 31, 2004 and December 31, 2005

74 Consolidated balance sheet

as at December 31, 2004 and December 31, 2005

76 Shareholders' equity - statement of changes

as at December 31, 2004 and December 31, 2005

77 Consolidated cash flow statement

for the years ended December 31, 2004 and December 31, 2005

79 Explanatory notes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Benetton Group SpA

We have audited the accompanying consolidated balance sheet of Benetton Group SpA and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, of cash flows and of changes in shareholders equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Benetton Group SpA and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

Treviso, Italy

June 26, 2006

PricewaterhouseCoopers SpA

/s/ Roberto Adami

Roberto Adami

(Partner)

Consolidated income statement
(thousands of Euro)	2004	2005
Revenues	1,704,124	1,765,073

Other operating income	91,230	76,601

Change in inventories of finished products and work in progress	22,811	41,339

Purchases of raw materials and consumables	452,573	560,374

Payroll and related costs	214,002	221,043

Depreciation and amortization:
- of property, plant and equipment	67,995	62,242
- of intangible assets	27,332	23,125
	95,327	85,367

Other operating costs:
- external services	638,351	631,228
- leases and rentals	86,420	104,478
- impairment of property, plant and equipment and intangible assets	49,116	50,340
- write-downs of doubtful accounts	39,240	17,387
- provisions for risks	37,128	19,780
- other operating costs	48,174	35,842
	898,429	859,055

Operating profit	157,834	157,174

Share of income/(loss) of associated companies	161	(60)

Net financial expenses and exchange differences	21,988	22,722

Income before taxes	136,007	134,392

Income taxes	27,663	20,288

Net income for the year
attributable to the Parent Company and minority interests	108,344	114,104

Net income/(loss) attributable to:
- Shareholders of the Parent Company	108,795	111,873
- minority interests	(451)	2,231

Basic earnings per share (Euro)	0.60	0.62
Diluted earnings per share (Euro)	0.60	0.62

Consolidated balance sheet

	As at December 31,
(thousands of Euro)	2004	2005
Assets

Non-current assets

Property, plant and equipment
Land and buildings	579,986	565,205
Plant, machinery and equipment	79,658	68,535
Office furniture, furnishings and electronic equipment	38,913	42,273
Vehicles and aircraft	10,583	10,470
Assets under construction and advances	3,724	10,957
Assets acquired through finance leases	11,743	7,728
Leasehold improvements	48,158	37,835
	772,765	743,003

Intangible assets
Goodwill and other intangible assets of indefinite useful life	5,346	8,510
Intangible assets of finite useful life	131,273	143,239
	136,619	151,749

Other non-current assets
Investments	5,117	5,130
Investment securities	223	-
Guarantee deposits	16,715	21,879
Medium/long-term financial receivables	28,274	7,459
Other medium/long-term receivables	44,435	46,120
Deferred tax assets	201,268	196,998
	296,032	277,586
Total non-current assets	1,205,416	1,172,338

Current assets
Inventories	255,436	287,246
Trade receivables	657,584	655,386
Tax receivables	39,451	25,173
Other receivables, prepaid expenses and accrued income	35,640	49,730
Financial receivables	21,528	12,970
Available for sale financial assets	118,172	-
Cash and cash equivalents	260,196	196,327
Total current assets	1,388,007	1,226,832

Assets held for sale	7,840	7,826
TOTAL ASSETS	2,601,263	2,406,996

Shareholders' equity and liabilities
	As at December 31,
(thousands of Euro)	2004	2005
Shareholders' equity

Shareholders' equity attributable to the Parent Company
Share capital	236,026	236,026
Additional paid-in capital	56,574	56,574
Fair value and hedging reserve	1,114	123
Other reserves and retained earnings	803,500	857,314
Net income for the year	108,795	111,873
	1,206,009	1,261,910

Minority interests	6,881	13,050
Total shareholders' equity	1,212,890	1,274,960

Liabilities

Non-current liabilities
Medium/long-term loans	503,494	503,163
Other medium/long-term liabilities	38,659	24,152
Lease financing	17,748	10,096
Retirements benefit obligations	47,307	49,767
Other provisions and medium/long-term liabilities	50,990	41,603
	658,198	628,781

Current liabilities
Trade payables	283,991	314,953
Other payables, accrued expenses and deferred income	84,114	112,662
Current income tax liabilities	14,112	9,275
Other current provisions and liabilities	-	11,830
Current portion of lease financing	6,007	5,390
Current portion of medium/long-term loans	1,102	654
Current portion of bonds	299,878	-
Financial payables	21,047	19,587
Bank loans and overdrafts	19,924	28,904
	730,175	503,255
Total liabilities	1,388,373	1,132,036
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,601,263	2,406,996

Shareholders' equity - Statement of changes
				Other
		Additional	Fair value	reserves &
	Share	paid-in	and hedging	retained	Translation	Net	Minority
(thousands of Euro)	capital	capital	reserve	earnings	differences	income	interests	Total
Balances as at January 1, 2004	236,026	56,574	1,525	761,181	-	107,874	12,993	1,176,173

Carryforward of
2003 net income	-	-	-	107,874	-	(107,874)	-	-

Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 12, 2004	-	-	-	(68,992)	-	-	-	(68,992)

Dividends distributed	-	-	-	-	-	-	(422)	(422)

Changes in the period (IAS 39)	-	-	(411)	-	-	-	-	(411)

Stock option	-	-	-	722	-	-	-	722

Acquisition of shares	-	-	-	-	-	-	(7,314)	(7,314)

Increase in share capital	-	-	-	-	-	-	1,960	1,960

Other changes	-	-	-	-	-	-	(196)	(196)

Currency translation differences	-	-	-	-	2,715	-	311	3,026

Net income for the year	-	-	-	-	-	108,795	(451)	108,344

Balances as at December 31, 2004	236,026	56,574	1,114	800,785	2,715	108,795	6,881	1,212,890

Carryforward of
2004 net income	-	-	-	108,795	-	(108,795)	-	-

Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 16, 2005	-	-	-	(61,730)	-	-	-	(61,730)

Dividends distributed	-	-	-	-	-	-	(631)	(631)

Changes in the period (IAS 39)	-	-	(991)	-	-	-	-	(991)

Stock option	-	-	-	2,202	-	-	-	2,202

Increase in share capital	-	-	-	-	-	-	2,002	2,002

Minority interests arising on
business combinations	-	-	-	-	-	-	1,178	1,178

Currency translation differences	-	-	-	-	4,547	-	1,389	5,936

Net income for the year	-	-	-	-	-	111,873	2,231	114,104

Balances as at December 31, 2005	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960

Consolidated cash flow statement
(thousands of Euro)	2004		2005
Operating activities

Net income for the year attributable to the Parent Company and minority interests	108,344		114,104
Income taxes expense	27,663		20,288
Income before taxes	136,007		134,392

Adjustments for:
- depreciation and amortization	95,327		85,367
- (gains)/losses on disposal of assets	36,324		48,336
- net provisions charged to income statement	80,635		32,146
- use of provisions	(28,931)		(10,809)
- exchange differences	81		(409)
- shares of (income)/losses of associated companies	(33)		60
- net financial (income)/expenses	21,829		23,131
Cash flow from operating activities before
changes in net working capital	341,239		312,214

Change in trade receivables	56,676		(2,009)
Change in other receivables	4,991		30,770
Change in inventories	(15,244)		(24,147)
Change in trade payables	(55,050)		20,762
Change in other payables	(3,929)		(15,003)
Payment of taxes	(160,141)	(A)	(9,403)
Interest paid	(51,597)		(53,104)
Interest received	23,826		24,842
Exchange differences	114		408
Cash flow generated by operating activities	140,885		285,330

Investing activities

Investments in property, plant and equipment	(123,599)		(72,318)
Investments in intangible assets	(28,162)		(51,457)
Divestitures of property, plant and equipment	58,543	(D)	19,350
Disposals of intangible assets	3,111		835
Net change in investments - related receivables and payables	28,597		3,234
Acquisition of subsidiaries	(14,107)		(14,390)
Disposals of subsidiaries	15,167	(D)	(74)
Sale/(Purchase) of financial assets	(64,945)	(C)	114,374	(B)
Cash flow provided/(used) by investing activities	(125,395)	(C) (D)	(446)

Financing activities

Change in shareholders' equity	1,960		2,182
Repayment of bond	-		(300,000)
Change in short-term borrowing	(14,567)		6,359
Change in lease financing	(3,057)		(8,269)
Repayment of long-term debt	(1,554)		(997)
Change in investments in securities	8		223
Change in medium/long-term debt/financial receivables with Group companies	59		59
Increase in medium/long-term financial receivables	(8,916)		(2,500)
Decrease in medium/long-term financial receivables	9,033		29,035
Translation differences	6,830		(14,130)
Payment of dividends	(69,414)		(62,361)
Cash flow provided/(used) by financing activities	(79,618)		(350,399)

Net decrease in cash and cash equivalents	(64,128)		(65,515)

Cash and cash equivalents at the beginning of the year	324,825		260,196
Cash in companies purchased	-		-
Translation differences	(501)		1,646
Cash and cash equivalents at the end of the year	260,196		196,327

(A) Includes payment of substitute taxes of Euro 124.5 million.
(B) Includes Euro 118 million for the sale of securities.
(C) Includes the acquisition of securities in the amount of Euro 90 million.
(D) Includes residual amounts relating to the sale of the sports equipment segment of Euro 8, 15, and 26 million, respectively, for a total of Euro 49 million.

Explanatory notes

1. Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as leisure-wear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

The legal headquarters and other such information are shown on the first page of this document. The Parent Company is listed on the Milan, Frankfurt, and New York stock exchanges.

These consolidated financial statements were approved by the Board of Directors of Benetton Group S.p.A. on March 30, 2006.

2. Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as at December 31 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the financial statements of certain 50%-owned companies over which the Group exercises a dominant influence such that it has control over them. In particular:

a. Benetton Korea Inc., since the effective voting rights held by Benetton Japan Co., Ltd. (a company indirectly wholly-owned by Benetton Group S.p.A.) total 51% of all voting rights;

b. Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton Group S.p.A. a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities.

Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the Euro and all values have been rounded to thousands of Euro (historical cost basis).

3. Consolidation criteria

The method of consolidation adopted for the preparation of the consolidated financial statements is as follows:

a. Consolidation of subsidiary companies' financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Parent Company and other consolidated companies against the relevant Shareholders' equity.

b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets of indefinite useful life".

If the cost of acquisition is less than the value of the net assets acquired, the difference is recognised directly in the income statement.

c. Intercompany receivables and payables, costs and revenues, and all transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

d. Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated income statement.

e. The financial statements of foreign subsidiaries are translated into Euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for income statement, with the exception of companies operating in economies subject to hyperinflation.

Differences arising from the translation into Euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity as a separate component.

4. Accounting standards and policies

> Application of IFRS. Up to first quarter 2005, the Group prepared its consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting standards (Italian GAAP).

As from the half-year report for 2005, periodic consolidated reports are being prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, as adopted by the European Commission for use in the European Union, while, in the case of the annual report of the Parent Company Benetton Group S.p.A. these standards will be adopted as from financial year 2006.

Considering this and taking into account the recommendations of the CESR (Committee of European Securities Regulators) published on December 30, 2003 containing the guidelines for listed companies in the EU concerning methods for the transition to IFRS, as well as the Regolamento Emittenti (Issuers' Regulations), as modified by CONSOB (the Italian Stock Exchange Authority) by Resolution no. 14990 of April 14, 2005, following, among other things, adoption of International Accounting Standards for interim reporting, the information required by IFRS 1 - regarding the impact of adopting IFRS on the 2004 consolidated balance sheet and financial position, the consolidated income statement and consolidated cash flow - are fully discussed in the section entitled "Transition to IFRS".

The financial statements as at December 31, 2005, have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) applicable as at the date of preparation (March 2006) and on the basis of Appendix 3D to the Issuers' Regulations no. 11971 of May 14, 1999, and subsequent amendments and additions, and in compliance with IAS 1 provisions in particular.

Certain new standards, amendments and interpretation to existing have been published that are mandatory for the Group's accounting periods beginning on January 1, 2006 or late but which the Group has not early adopted, as follows:

- in December 2004, the IASB issued an amendment to IAS 19 - Employee Benefits - allowing the option of recognizing gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expense. The amendment also provides a guideline for the allocation of a defined benefit plan across the various companies belonging to the Group. This amendment is effective as at January 1, 2006. The Group is currently evaluating its impact;

- in April 2005, the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement - which permits the foreign currency risk of a highly probable intragroup transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect consolidated profit or loss. The amendment also specifies that if the hedge of a forecasted intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in Shareholders' equity in accordance with the rules in IAS 39 must be reclassified onto income statement in the same period during which the foreign currency risk of the hedged transaction affects the consolidated income statement. The Group already uses this approach;

- in June 2005, the IASB issued its final amendment to IAS 39 - Financial Instruments: Recognition and Measurement - to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). This revision limits the use of the option to those financial instruments that meet the following conditions:

- the fair value option designation eliminates or significantly reduces an accounting mismatch;

- a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy;

- an instrument contains an embedded derivative that meets particular conditions.

This amendment to IAS 39 is effective from January 1, 2006. The Group is evaluating any impact this change may have;

- in August 2005, the IASB issued the new standard IFRS 7 - Financial instruments: Disclosures - and a complementary amendment to IAS 1 - Presentation of financial statements: Capital Disclosures. IFRS 7 adds certain new disclosures regarding the relevance of financial instruments to an entity's performance and financial position. These disclosures include some requirements previously encapsulated in IAS 32 - Financial Instruments: Disclosure and Presentation. The new standard also requires disclosures on the degree of risk exposure linked to the use of financial instruments and a description of financial risk management objectives, policies and procedures implemented by management. The amendment to IAS 1 adds requirements for disclosures of quantitative data as to what the entity regards as capital. IFRS 7 and the amendment to IAS 1 are effective as at January 1, 2007. The Group is evaluating any impact these changes may have;

- in August 2005, the IASB issued an amendment to IAS 39 and IFRS 4 for the accounting treatment of issued financial guarantees. On the basis of the amendment, losses due to issued financial guarantees contracts must be recognised in the guarantor's financial statements and valued as follows:

- initially at fair value;

- subsequently at the higher of (a) the amounts determined in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets - to fulfill the obligation at the reference date, or (b) the amount initially recognised less, where appropriate, cumulative amortization recognised in accordance with IAS 18 - Revenue.

These amendments are effective from January 1, 2006. The Group is evaluating any impact these changes may have.

5. Valuation criteria

The financial statements have been prepared on a historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

> Revenues. Revenues arise from ordinary company operations and include sales revenues and service revenues.

Revenues from product sales net of any discounts are recognised when the company transfers the main risks and rewards associated with ownership of the goods and when collection of the relevant receivables is reasonably certain. Revenues from sales by directly operated stores are recognised when the customer pays. Revenues from services are recorded with reference to the stage of completion of the transaction as at the financial statement date. Revenues are recorded in the financial year in which the service is provided, based on the percentage of completion method. If revenues from the services cannot be estimated reliably, they are only recognised to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial year. Royalties are recognised on an accruals basis in accordance with the substance of the contractual agreements.

> Interest income. Interest income is recorded on accruals basis, taking account of the effective yield of the asset to which it relates.

> Dividends. Dividends from third parties are recorded when the shareholders' right to receive payment becomes exercisable, following a resolution of the shareholders of the company in which the shares are held.

> Expense recognition. Expenses are recorded on an accruals basis.

> Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognised on a straight-line basis over the duration of the contract to which they refer.

> Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian Group companies have made a group tax election under article 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

The relationships arising from participation in the group tax election are governed by specific Rules, approved and signed by all participating companies.

This participation enables the companies to identify, and then transfer current taxes, even when the taxable result is negative, recognizing a corresponding receivable due from Edizione Holding S.p.A.; conversely, if the taxable result is positive, the current taxes transferred give rise to a payable in respect of the consolidating parent company Edizione Holding S.p.A.

The relationship between the parties, governed by contract, provides for the transfer of the full amount of tax calculated on the taxable losses or income at current IRES (corporation tax) rates. The net balance of deferred tax assets and liabilities is also recorded.

Deferred tax assets are recorded for all temporary differences to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. The same principle is applied to the recognition of deferred tax assets on the carryforward of unused tax losses.

The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. The general rule provides that, with specific exceptions, deferred tax liabilities are always recognised.

Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognised amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is possible to offset deferred tax assets and liabilities only if it is possible to offset the current tax balances and if the deferred tax balances refer to income taxes levied by the same tax authority.

> Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company Shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example employee stock option plans).

> Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the income statement as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, furnishings and electronic machines	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated. From the 2005 financial year, all commercial properties are depreciated over 50 years, following a review of their useful life.

Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are recognised at their fair value at the start of the lease, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term. Leaseholds where the lessor effectively maintains all risks and rewards linked to asset ownership are classified as operating leases. Costs pertaining to operating leases are recorded on the income statement on a line-by-line basis throughout the length of the leasing agreement.

> Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any import duties and non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

Goodwill is recognised initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired, incorporated or merged company. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

Goodwill not allocated to specific items is not amortized, but is subject to an impairment test performed at least annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of assets).

Research costs are charged to the income statement in the period in which they are incurred.

Items which meet the definition of "assets acquired as part of a business combination" are only recognised separately if their fair value can be measured reliably.

Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied using the straight-line method over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Management reviews the estimated useful lives of intangible assets at every financial year end.

Normally, the amortization period for brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French and Belgian companies, which are amortized over 20 years.

> Impairment losses for non-financial assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external indicators indicating that the asset or group of assets (defined as Cash-Generating Units or CGUs) may be impaired.

In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there are indicators of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with its recoverable value, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

The Benetton Group has identified assets and CGUs (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French and Belgian stores) fair value is used, while value in use is adopted for most of the other assets.

> Financial assets. All financial assets are measured initially at cost, which corresponds to the consideration paid including transaction costs (such as advisory fees, stamp duties and payment of amounts required by regulatory authorities).

Classification of financial assets determines their subsequent valuation, which is as follows:

- held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognised in the income statement when the investment is removed from the balance sheet on maturity or if it becomes impaired;

- available for sale financial assets: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognised in shareholders' equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the income statement.

Investments in subsidiaries that are not consolidated on a line-by-line basis because they are not yet operative or are in liquidation as at the balance sheet date, and investments in associates are valued at cost and adjusted for any impairment losses.

The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b) of the consolidation methods. Investments of less than 20% in other companies are carried at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

All financial assets are recorded as at the date the contract is entered into, i.e. the date on which the Group undertakes to buy or sell the asset. Financial assets are derecognised from the balance sheet when the contractual rights to the cash flows from the financial asset expire and the Group has transferred all the risks and rewards related to the financial assets.

> Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to realizable value.

> Trade receivables. These are recorded at estimated realizable value, which is nominal value less write-downs which reflect estimated losses on receivables; the provisions for doubtful accounts are included among other operating costs on the income statement. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate. Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognised from the financial statements at their nominal value.

Commissions paid to factoring companies for their services are included in service costs.

> Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

> Cash and cash equivalents. These are liquid funds held to meet short-term cash commitments and are characterized by high liquidity, easily convertible to cash for a known amount, with an insignificant risk of change of value. Cash equivalents are mostly temporary surpluses of liquid funds invested in financial instruments that can be readily converted to cash (maturities of the instrument at time of purchase being less than three months).

> Retirements benefit obligations. The provision for employee termination indemnities (TFR) falls within the scope of IAS 19 (Employee benefits) being like a defined benefit plan. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Accrued actuarial gains and losses not recognised at the beginning of the financial year which exceed 10% of the Group's defined benefit obligation are recorded on the income statement in the period in which they occur (the "corridor approach").

> Provisions for contingent liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate of the obligation can be made. The amount recognised as provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a suitable pre-tax rate.

Any provisions for restructuring costs are recognised when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned.

In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognised and measured as a provision.

> Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

> Financial liabilities. Financial liabilities are recorded on the basis of amortized cost.

> Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates on the transaction dates. Exchange gains or losses realized during the period are booked to the income statement.

Monetary assets and liabilities determinated in foreign currencies are translated at year-end exchange rates. Exchange gains and losses are recognised in the income statement.

Fair value hedge instruments for specific assets and liabilities are recorded in assets and liabilities; the hedging instrument and the underlying item are measured at fair value and the respective changes in value (which generally offset each other) are recognised in the income statement.

Cash flow hedge instruments are recorded under assets and liabilities; the hedging instrument is measured at fair value and the effective portion of changes in value are recognised directly in an equity reserve, which is released to the income statement in the financial periods in which the cash flows of the underlying item occur; the ineffective portion of the changes in value is recognised in the income statement.

The shareholders' equity of foreign subsidiaries is subject to hedging in order to protect investments in foreign companies from fluctuations in exchange rates (foreign exchange translation risk). Exchange differences resulting from these hedging transactions are recognised directly in shareholders' equity as an adjustment to the translation differences reserve; which are recognised on the income statement at the time of disposal or settlement.

Derivative instruments for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the income statement.

> Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the income statement on a straight-line basis over the period during which the options vest and it is offset by an entry to a reserve in shareholders' equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares. Fair value is calculated using the Black & Scholes method.

> Capital grants. Any capital grants are presented as an adjusting entry to the carrying value of the asset.

6. Financial risk management

The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the new "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and financial counterparty credit risk.

> Foreign exchange rate risk. The Group is exposed to exchange rate fluctuations, which can impact on its economic results and the value of Shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

- Exposure to economic exchange risk. The Group's companies may have:

- costs and revenues denominated in currencies other than the reporting currency or other currency (usually USD or EUR) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit;

- trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the ascertaining of positive or negative exchange rate differences.

- Exposure to transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the ascertaining of positive or negative exchange rate differences.

- Exposure to exchange translation risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the Euro, which is the Group's reporting currency:

- the income statements of these companies are translated into Euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in Euro of revenues, costs and economic results;

- assets and liabilities of these companies are converted at the year-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognised directly in Shareholders' equity among translation provisions.

It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spots and currency options; speculative trading is not allowed.

> Interest rate risk. The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of different funding and investment instruments, thus impacting on the Group's financial income and expenses.

> Credit risk. The Group shows different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

The Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

Receivables which are partially or totally irrecoverable, if sufficiently significant, are written off on an individual basis. The write-off amount takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-off, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests available liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

With the exception of bank deposits, the maximum investment allowed in all other instruments may not exceed 10% of the Group's liquidity investments, with a ceiling of Euro 20 million for each issuer/counterpart, in order to avoid excessive concentration in a single issuer for sovereign issuers with rating lower than "A" (or equivalent) and for all other issuers with rating lower than "AA" (or equivalent).

As at December 31, 2005 the Group's available liquidity was mainly invested in bank deposits with main financial institutions.

> Liquidity risk. Liquidity risk can be represented by the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the characteristics maturity and renewal of credit facility or the liquidity of financial investments.

The classification of financial assets and liabilities by maturity date as at December 31, 2005, is reported in the Explanatory Notes.

Liquidity requirements are monitored by the Parent Company's central functions in order to guarantee effective access to financial resources or adequate investment of liquidity.

As at December 31, 2005, the Group had unutilized "committed" credit facilities in the amount of Euro 500 million and "uncommitted" credit facilities in the amount of Euro 400 million.

Management feels that currently available funds and credit facilities, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, net working capital management, and debt repayment at natural maturity are concerned.

7. Supplementary information

> Identification of segments. The Group has identified "business" as the primary reporting basis for its segment information, since this is the primary source of risks and rewards; geographical area is the basis for its secondary segment reporting.

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

- Apparel, carrying the "United Colors of Benetton", "Undercolors" and "Sisley" brands, and leisure-wear with "Playlife" and "Killer Loop" brands. The information and results relating to the real estate companies are also included in this segment;

- Textile, consisting of production and sales activities of raw materials (fabrics, yarns and labels), semi-finished products and industrial services; and

- Other and unallocated, which includes activities relating to sports equipment produced for third parties.

The three business segment operate in five geographical areas and are identified as follows:

- Italy;

- Rest of the Europe;

- Asia;

- The Americas;

- Rest of the World.

> Cash flow statement. In compliance with IAS 7, the cash flow statement, prepared using the indirect method, highlights the Group's ability to generate cash and cash equivalents. Cash equivalents comprise short-term highly liquid financial investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. An investment normally meets the definition of a cash equivalent when it has a maturity of three months or less from the date of acquisition. Bank overdrafts are also part of the financing activity, unless they are payable on demand and form an integral part of an enterprise's cash and cash equivalents management, in which case they are classified as a component of cash and cash equivalents. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities.

The layout adopted by the Group reports separately:

- operating cash flow: operating cash flows are mainly linked to revenue-generation activities and are presented by the Group using the indirect method; this method adjusts, on an accruals basis, net profit or loss for the effects of items which did not result in cash outflows or generate liquidity (i.e. non-cash transactions);

- investing cash flow: investing activities are reported separately because, amongst other things, they are indicative of investments/divestments aimed at the future generation of revenues and positive cash flows;

- financing cash flow: financing activities consist of the cash flows which determine a change in the entity and composition of Shareholders' equity and loans granted.

> Use of estimates. The preparation of the consolidated financial statements and related notes under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of potential assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, deferred tax assets and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the income statement.

> Accounting treatment of enterprises operating in economies subject to hyperinflation (Turkey). The Turkish subsidiary's financial statements are expressed in New Turkish Lira (local currency and reporting currency) at historic cost, in the unit of measurement applicable on the closing date of the reference period. The values relevant to non-cash balance sheet items are revalued applying the variation of the general price index which has occurred between the capture date and the closing date of the reference period. The statements revalued in this way are then converted into the presentation currency of the consolidated income statement (Euro) using the method described in the paragraph "Consolidation methods" for companies using a reporting currency other than the Euro, with the exception of income statement items which are converted at the period-end exchange rate. The profit or loss on the cash position is attributed to the income statement, as financial income or a financial expense.

> Minority Shareholders. Transactions between the Group and minority shareholders are regulated in the same way as transactions with parties external to the Group. The sale of shareholding interests to minority shareholders by the Group generates gains or losses recorded on the income statement. The purchase of interests by minority shareholders is translated into goodwill, calculated as the excess of the amount paid over the share of the carrying value of the subsidiary's net assets.

8. Other information

Purchase of subsidiary companies, disposal of associated companies, Group's restructuring activities and other information

The required information under IFRS about the accounting impact, related to below mentioned activities, are detailed in Note 27 "Business combinations".

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

Stock option plans granted during the year terminated on December 31, 2004. The shareholders' meeting, held on September 9, 2004 authorized the Board of Directors to introduce stock option plans in favor of Company executives, with increases in share capital against payment up to a maximum amount of Euro 6.5 million, corresponding to 5,000,000 ordinary shares with a nominal value of Euro 1.30 each.

In accordance with this mandate, the Board of Directors approved a stock option plan on September 9, 2004 assigning to the Managing Director and four other executives a total of 3,233,577 options at a strike price of Euro 8.984 in two equal tranches of 1,616,788 options each with a vesting period of four years and two years, respectively. The options may be exercised subject to certain performance conditions being satisfied. The exercise period for the options expires five years after the grant date.

> 2005. Effective as at January 1, 2005, for the purpose of continued simplification of the Group's corporate structure, Benetton Holding International N.V. S.A. subscribed to an increase in the capital of Benetton International S.A. through a contribution in kind of assets and liabilities, including investments.

In May, Benetton International S.A. purchased 50% of a Turkish company from third parties, with the company then being named Benetton Giyim Sanayi ve Ticaret A.S. This company performs the manufacturing and distribution activities previously performed under license by the Turkish partner.

At the end of June, given that previous operational requirements no longer exist, Benetton Finance S.A. was absorbed by Benetton International S.A.

In October, a commercial company was set up under the name of Benetton Denmark A.p.S. The company is located in Denmark and is a wholly-owned subsidiary of Benetton International S.A.

The subsidiary Benetton Manufacturing Holding N.V. has established the following companies:

- in April, Benetton Istria D.O.O., located in Rijeka, Croatia. This company is to begin operations in 2006 as a decentralized production unit;

- in October, the company Benrom S.r.l., located in Romania and also responsible for production-related activities;

- Benetton Beograd D.O.O., located in Serbia and Montenegro.

In December, Benetton Manufacturing Holding N.V. also received the shares in Benetton Retail (1988) Ltd., Benetton Retail Spain S.L., Benetton Retail Deutschland GmbH, Benetton Trading Ungheria Kft., and Benetton 2 Retail Comércio de Produtos Têxteis S.A. from Benetton International S.A.

In the first half of the year, the process of setting up Shanghai Benetton Trading Company Ltd., a retail company located in Shanghai, was completed. In October, the remaining 15% stake in the company was acquired, thereby becoming a wholly-owned subsidiary.

In the area of trade development, at the end of October in Tunisia, a trading company was established under the name Benetton Commerciale Tunisie S.à r.l., a wholly-owned subsidiary of Benetton Manufacturing Tunisia S.à.r.l.

Also in October, the subsidiary Olimpias S.p.A. decided to terminate its operations at the production site in Cassano Magnago (Varese). The reason behind this decision was to bring production capacity into line with the Group's projected lower needs.

With reference to the transfer of tax credits by Edizione Holding S.p.A. to other companies under its control, Edizione Holding S.p.A. granted the Benetton Group's Italian companies their share of these tax credits. Payment was made in November for a total of roughly Euro 17 million.

On December 1, the merger of Colors Magazine S.r.l., the publisher of "Colors" magazine, into its parent Fabrica S.p.A. took effect. This transaction is a part of the ongoing process of streamlining the Benetton Group's organizational and operational structure. It will also lead to a more direct and effective integrated management of publishing activities, which will continue to be performed by the surviving company.

In December, Bencom S.r.l. established its own stable operations in Sweden in order to manage directly a number of stores.

In December, Benetton Real Estate International S.A. established the Dutch firm Benetton Realty Netherlands N.V. and sold its stake in Benetton Realty Russia O.O.O. to S.I.G.I. S.r.l., which then increased share capital in the Russian firm through the transfer in kind of a number of properties in Russia.

During the year, the British companies Denware Ltd. and Opal Link Ltd. and the Tunisian company Benetton Trading S.à r.l. were also liquidated.

Comments on the principal items in the income statement

9. Revenues
(thousands of Euro)	2004	2005
Sales of core products	1,624,956	1,667,997
Miscellaneous sales	45,767	57,380
Royalty income	14,419	15,480
Other revenues	18,982	24,216
Total	1,704,124	1,765,073

The increase in Group revenues (+3.6% versus 2004) can be attributed to the positive uptake of reorders and of the Fall/Winter collection, a greatly improved product mix, the effects of the development policy for directly operated stores and the significant contribution of the Mediterranean area countries, including Turkey, as well as eastern Europe and Korea.

Sales of core products are stated net of trade discounts.

Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary.

Other revenues refer mainly to the rendering of services such as processing, cost recharging and miscellaneous services, including the development of advertising campaigns.

Further details on revenues are given in the "Supplementary information" section of this document.

> Sales of core products, by product category
(thousands of Euro)	2004	2005
Casual apparel, accessories and footwear	1,479,576	1,551,700
Sportswear	42,876	27,714
Fabrics and yarns	95,780	88,583
Other	6,724	-
Total	1,624,956	1,667,997

> Sales of core products, by brand
(thousands of Euro)	2004	2005
United Colors of Benetton	1,168,709	1,232,156
Sisley	310,867	318,189
Killer Loop	11,348	8,571
Playlife	31,526	20,497
Other sales	102,506	88,584
Total	1,624,956	1,667,997

The "United Colors of Benetton" brand also includes Euro 429,328 thousand in sales by the "UCB Bambino" brand (Euro 401,164 thousand in 2004).

"Other sales" include sales of fabrics and yarns.

10. Other operating income

(thousands of Euro)	2004	2005
Reimbursements and compensation payments	1,691	2,968
Rental income	34,456	35,410
Other gains	6,717	7,255
Gains on disposal of fixed assets	27,098	6,385
Release of provisions	3,864	14,673
Other operating income	17,404	9,910
Total	91,230	76,601

"Rental income" refers mainly to income from the leasing of commercial premises to be used for the sale of Benetton-label products.

The positive variation in "Release of provisions" is attributable primarily to the release of 2004 provisions, specifically for the closure of a number of stores in France, which, however, continued to operate throughout 2005, thus eliminating the need for the related provision. Fixed assets for these shops, however, have been subject to impairment, recognised in the financial year among "Impairment of property, plant and equipment", and almost completely offset by the amount of income relative to the above-mentioned releases.

11. Change in inventories of finished products and work in progress

The change in this item, in the amount of Euro 18,528 thousand, is due primarily to the increase in closing inventories of finished products, particularly for companies which manage points of sale directly, as well as at work in progress.

12. Purchases of raw materials and consumables
(thousands of Euro)	2004	2005
Raw materials, semi-finished and finished products, and other materials	438,728	544,724
Purchases for advertising and promotion	881	1,221
Other purchases	13,078	14,483
(Discounts and rebates)	(114)	(54)
Total	452,573	560,374

The change in this balance is mainly due to the increase in production volumes from foreign production sites and to the increase in product sales. The item includes changes in raw materials and consumables inventories.

13. Payroll and related costs

The change in this item is mainly attributable to the expansion of the direct sales network and to a greater impact of staff incentive policies, and can be detailed as follows:

(thousands of Euro)	2004	2005
Wages and salaries	159,172	164,273
Social security contributions	44,599	43,713
Provision for TFR	8,182	8,330
Stock options' costs	722	2,202
Other payroll and related costs	1,327	2,525
Total	214,002	221,043

Further details about the stock options plan and TFR provision calculations are included in the "Supplementary information" section of this document.

The number of staff, divided into categories, is reported in the table below:
			Period
	2004	2005	average
Management	100	99	100
White collars	3,674	4,000	3,837
Workers	2,542	2,400	2,470
Part-time	1,108	1,479	1,294
Total	7,424	7,978	7,701

14. Depreciation and amortization

> Property, plant and equipment
(thousands of Euro)	2004	2005
Depreciation of buildings	14,991	12,611
Depreciation of plant, machinery and equipment	20,358	21,007
Depreciation of furniture, fittings and electronic devices	18,900	17,746
Depreciation of vehicles and aircraft	1,619	1,586
Depreciation of leased assets	622	898
Depreciation of leasehold improvements	11,505	8,394
Total	67,995	62,242

The decrease in depreciation is mainly due to the impairment, carried out in 2004, to the carrying value of certain assets linked to the commercial network, which impacted primarily on "leasehold improvements".

The decrease in the depreciation value of "buildings" includes Euro 2,159 thousand related to a review in the valuation of the useful life of commercial property in 2005 from 33 to 50 years.

> Intangible assets
(thousands of Euro)	2004	2005
Amortization of industrial patents and intellectual property rights	515	249
Amortization of licences, trademarks and similar rights	3,969	3,891
Amortization of deferred charges	11,370	12,298
Amortization of other charges	11,478	6,687
Total	27,332	23,125

The decrease in amortization is due mainly to the impairment, carried out in 2004, to the carrying value of certain intangible assets linked to the commercial network, which impacted primarily on "Amortization of other charges".

15. Other operating costs

> External services
(thousands of Euro)	2004	2005
Subcontracted work	361,917	341,266
Distribution and transport	47,653	56,295
Sales commissions	73,564	69,846
Advertising and promotion	51,934	59,023
Emoluments to directors and statutory auditors	6,438	5,475
Maintenance costs	12,342	11,736
Other services	84,503	87,587
Total	638,351	631,228

The reduction in the value of subcontracted work is due to a number of factors linked to the operational flexibility of manufacturing operations which, by favoring the operational methods most closely aligned with the markets the Group is active in, have become more efficient and integrated, resulting in a cost decrease of Euro 20,651 thousands compared to the previous year.

Distribution and transport costs rose due to higher volumes resulting mainly from sales growth in Korea, and to an increase in freight forwarding rates applied by suppliers.

Sales commissions decreased as a result of the transfer to the Parent Company of Italian and German retail stores which were managed by third parties during the previous financial year.

Advertising and promotion costs increased because of the higher cost incurred to create advertising campaigns for the Group's brands (United Colors of Benetton in particular) and for third-party customers, where incurred costs generated a respective increase in the other revenues balance.

Other services include mainly:

- energy costs of Euro 24,798 thousand (Euro 24,243 thousand in 2004);

- consultancy and other fees of Euro 11,744 thousand (Euro 10,621 thousand in 2004);

- insurance premiums of Euro 4,245 thousand (Euro 4,277 thousand in 2004);

- postage and telephone expenses of Euro 4,061 thousand (Euro 3,816 thousand in 2004);

- personnel travel expenses of Euro 10,168 thousand (Euro 8,918 thousand in 2004);

- other costs for miscellaneous services such as company cafeteria, cleaning, graphic and design consultancy, and internships.

Directors and Statutory Auditors compensation paid in 2005 are as follows:
(thousands of Euro)
Name	Position held	Duration of office (1)	Gross remuneration
Luciano Benetton	Chairman	Year 2005	1,600
Carlo Benetton	Deputy Chairman	Year 2005	800
Alessandro Benetton	Deputy Chairman	Year 2005	300
Silvano Cassano	Chief Executive Officer	Year 2005	1,051	(2)
Gilberto Benetton	Director	Year 2005	100
Giuliana Benetton	Director	Year 2005	800
Reginald Bartholomew	Director	Year 2005	62
Luigi Arturo Bianchi	Director	Year 2005	81
Giorgio Brunetti	Director	Year 2005	81
Gianni Mion	Director	Year 2005	53
Ulrich Weiss	Director	Year 2005	85
Angelo Casò	Chairman of the Board of Statutory Auditors	Year 2007	62
Antonio Cortellazzo (3)	Statutory Auditor	Year 2007	59
Filippo Duodo	Statutory Auditor	Year 2007	127
Dino Sesani	Statutory Auditor	Year 2004	17

(1) Up to the approval of these financial statements.
(2) Including salary for employment and excluding the value of stock options.
(3) Statutory Auditor since May 16, 2005.

In 2004, the Chief Executive Officer, Silvano Cassano, was awarded 1,731,966 options which grant the right to subscribe to the same number of Benetton Group S.p.A. shares at a price of Euro 8.984 per share. Up to 50% of the options awarded may be exercised, subject to certain conditions being satisfied, two years after grant date. The remaining 50% may be exercised, subject to certain conditions, four years after the vesting period. The expiration of the period for exercise of the options is fixed at five years from the exercise date. Further details about the stock options plan are provided in the Directors' Report and in the "Supplementary information" section of this document.

> Leases and rentals. The cost of leasing and rentals, in the amount of Euro 104,478 thousand (Euro 86,420 thousand in 2004), relates mainly to rental costs, which total Euro 92,217 thousand and have risen as a result of the opening of new stores and the Group's acquisition of already operating retail stores.

> Impairment of property, plant and equipment and intangible assets. This item, in the amount of Euro 50,340 thousand (Euro 49,116 thousand in 2004), is detailed in the "Supplementary information" section of the Explanatory Notes, in the section describing impairment testing.

> Write-downs of doubtful accounts. This item, totaling Euro 17,387 thousand (Euro 39,240 thousand in 2004), relates to the provision to the provision for doubtful accounts. For further information, see the note on current receivables.

> Provisions for risks. This item (Euro 37,128 thousand in 2004) mainly includes Euro 4,276 thousand of provisions for legal and tax risks, Euro 3,543 thousand for the provision for sales agent indemnities, and Euro 11,961 thousand for other provisions. The provisions for legal and tax risks refer to disputes which have arisen during the year or in previous financial years which liability become probable during the year. Other provisions relate mainly to costs incurred for the closure of stores ("exit costs"). Further comments about this item are in the note on liabilities pertaining to "Other provisions and medium/long-term liabilities".

> Other operating costs
(thousands of Euro)	2004	2005
Losses on disposal of fixed assets	6,361	1,952
Indirect taxes and duties	7,980	8,906
Donations	2,307	2,321
Returns and discounts relating to sales in previous years	2,807	3,082
Other losses	2,524	2,628
Other operating expenses	26,195	16,953
Total	48,174	35,842

The item "Other operating expenses", totaling Euro 16,953 thousand, includes costs of various nature, such as indemnities paid to third parties, general expenses, and other. The reduction can be attributed to the lower costs incurred for the restructuring of the sales network and for early retirement incentives.

16. Share of income/(loss) of associated companies

This item (Euro 161 thousand in 2004), totaling a loss of Euro 60 thousand, refers to dividends received from other companies for a total amount of Euro 43 thousand net of losses resulting from the sale of certain investments held by the Group.

17. Net financial expenses and exchange differences
(thousands of Euro)	2004	2005
Financial income	21,984	24,139
(Financial expenses)	(43,941)	(47,269)
Foreign currency hedging gains/(losses) and exchange differences	(31)	408
Total	(21,988)	(22,722)

> Financial income
(thousands of Euro)	2004	2005
Interest income from securities amount current assets	606	1,607
Interest income from trade and other receivables	832	546
Interest income on bank current accounts	3,725	2,513
Miscellaneous financial income and income from derivatives	16,821	19,473
Total	21,984	24,139

"Miscellaneous financial income and income from derivatives" mainly includes:

- positive differentials on interest rate swaps of Euro 4,049 thousand (6,481 thousand in 2004);

- income from currency swaps and forward exchange contracts established to hedge the economic and transaction exchange risk of Euro 13,170 thousand (Euro 7,297 thousand in 2004);

- premiums on translation exchange risk hedging transactions of Euro 930 thousand (1,887 thousand in 2004).

> Financial expenses
(thousands of Euro)	2004	2005
Interest expenses on bonds	(8,076)	(4,636)
Interest expenses on bank current accounts	(379)	(1,030)
Interest expenses on advances against receivables	(465)	(303)
Interest expenses on short-term loans	(531)	(1,652)
Interest on medium/long-term bank loans	(11,816)	(13,511)
Interest expenses on loans from other lenders	(814)	(832)
Miscellaneous financial expenses and expenses from derivatives	(21,860)	(25,305)
Total	(43,941)	(47,269)

"Miscellaneous financial expenses and expenses from derivatives" include mainly:

- negative differentials on interest rate swaps of Euro 4,447 thousand (4,933 thousand in 2004);

- expenses from currency swaps and forward exchange contracts established to hedge the economic and transaction exchange risk of Euro 13,791 thousand (Euro 7,099 thousand in 2004);

- premiums on translation exchange risk hedging transactions of Euro 1,107 thousand (Euro 26 thousand in 2004);

- discounts allowed for early settlement of trade receivables of Euro 2,217 thousand (Euro 3,106 thousand in 2004);

- bank charges and commissions of Euro 1,798 thousand (Euro 1,162 thousand in 2004).

> Foreign currency hedging gains/(losses) and exchange differences. Exchange rate differences originate mainly from receipts from foreign customers and payment to foreign suppliers and from currency hedging transactions, as well as exchange gains and losses on renegotiation of contracts for forward currency sales. This item also includes exchange differences arising from translation of receivables and payables in foreign currency to the year-end exchange rate.

18. Income taxes

The total amount includes taxes on income for the year, deferred tax income and expense as detailed below:
(thousands of Euro)	2004	2005
Current taxes	22,636	13,631

Deferred tax income:
- intercompany profits elimination	531	762
- impairment of investments	8,036	12,398
- provisions to write-down and risk reserves	(6,311)	7,090
- taxes on a different depreciation/amortization basis for fixed and intangible assets	4,424	(2,487)
- losses	142	582
- accumulated tax losses carry-forwards	(7,094)	(3,179)
- fair value of derivatives	1,194	-
- others	(1,964)	(1,331)
Total deferred tax income	(1,042)	13,835

Deferred tax expenses:
- reversal of excess depreciation and the application of finance lease accounting	69	(2,491)
- gains	(1,866)	63
- profits/reserves distributable by subsidiaries	7,957	(2,328)
- fair value of derivatives	-	(2,476)
- others	(91)	54
Total deferred tax expenses	6,069	(7,178)
Total	27,663	20,288

The reconciliation of the tax charge is as follows:
(in %)	2004	2005
Italian statutory tax rate	37.25	37.25
Effect of statutory tax rates of subsidiaries making a profit	(18.12)	(13.38)
Effect of statutory tax rates of subsidiaries making a loss	10.68	11.19
Deferred taxes on profits/reserves distributable by subsidiaries	5.85	0.56
Net effect deriving from the transfer of businesses	(9.22)	(21.21)
Amortization/reversal of excess cost deriving from investments acquired	1.75	(0.22)
Tax benefit deriving from impairment of investments	(5.91)	-
Effect of accumulated tax losses	(5.25)	(3.86)
Effect deriving from the write-down of property, plant and equipment and intangible assets	3.65	8.61
Effect of the Italian regional business tax (IRAP)	1.70	3.38
Other, net	(2.04)	(7.22)
Effective tax rate	20.34	15.10

Comments on the principal asset items

Non-current assets

19. Property, plant and equipment

The following table shows the main changes which affected property, plant and equipment in 2005, which are presented net of depreciation, and total Euro 743,003 thousand:

(thousand of Euro)	Land and buildings	Plant, machinery and equipment	Furniture, fittings and electronic devices	Vehicles and aircraft	Assets under construction and advances for property, plant and equipment	Leased assets	Leasehold improvements	Total
Net opening balance	579,986	79,658	38,913	10,583	3,724	11,743	48,158	772,765
Additions	9,427	12,456	27,029	1,324	9,848	-	12,233	72,317
Disposals	(1,980)	(1,792)	(1,069)	(289)	(144)	-	(1,000)	(6,274)
Depreciation	(12,611)	(21,007)	(17,746)	(1,586)	-	(898)	(8,394)	(62,242)
Impairment	(8,782)	(2,010)	(6,901)	-	-	-	(11,705)	(29,398)
Reclassification of assets held for sale	(2,802)	(103)	(1,813)	(20)	-	(3,064)	(5)	(7,807)
Translation differences and other changes	1,967	1,333	3,860	458	(2,471)	(53)	(1,452)	3,642
Net closing balance	565,205	68,535	42,273	10,470	10,957	7,728	37,835	743,003

Additions for the year ended December 31, 2005 regarded primarily:

- the acquisition of real estate for commercial use and the related modernization and upgrading of stores for development of the sales network;

- plant, machinery and equipment purchased to boost production efficiency, particularly at the Italian manufacturing companies;

- the purchase of store furniture and furnishings;

- the acquisition of assets under construction refers mainly to investments aimed at developing the Group's production facilities and sales network.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

Other changes comprise the reclassification of the Cassano Magnago and Pedimonte plants in assets held for sale, for a total of Euro 7,807 thousand.

The impairment during the financial year as a result of the impairment test are described in the "Supplementary information" section pertaining to impairment testing.

		12.31.2004			12.31.2005
		Accumulated depreciation and			Accumulated depreciation and
(thousands of Euro)	Gross	impairment	Net	Gross	impairment	Net
Land and buildings	676,971	96,985	579,986	686,096	120,891	565,205
Plant, machinery and equipment	305,450	225,792	79,658	290,442	221,907	68,535
Furniture, fittings and electronic devices	112,638	73,725	38,913	136,901	94,628	42,273
Vehicles and aircraft	22,359	11,776	10,583	22,823	12,353	10,470
Assets under construction and advances for property, plant and equipment	3,724	-	3,724	10,957	-	10,957
Leased assets	13,259	1,516	11,743	9,678	1,950	7,728
Leasehold improvements	113,188	65,030	48,158	123,857	86,022	37,835
Total	1,247,589	474,824	772,765	1,280,754	537,751	743,003

Leased assets include the following:

(thousands of Euro)	12.31.2004	12.31.2005
Land and buildings	9,472	5,959
Plant, machinery and equipment	3,787	3,719
Accumulated depreciation	(1,516)	(1,950)
Net book amount	11,743	7,728

The long-term portion of the outstanding principle balances of lease repayments as at December 31, 2005, is recognised as "Lease financing" among non-current liabilities, while the short-term portion is recorded among current liabilities.

A portion of property, plant and equipment has been mortgaged with banking institutions as collateral security of Euro 744 thousand for loans outstanding as at December 31, 2005.

As at December 31, 2005, a temporarily disused building is recorded with a total value of Euro 10,061 thousand. This building used to be the Headquarters for sports equipment and apparel business. It is of considerable historical and artistic importance and has been renovated in order to house corporate offices. The recoverable amount has been determined as value in use of Euro 10 million and resulting from the valuation based on cash-flow projections of potential rental revenue.

20. Intangible assets
	Goodwill and		Concessions,
	other intangible		licences,
	assets of	Patent	trademarks	Deferred
(thousands of Euro)	indefinite useful life	rights	and similar rights	charges	Other	Total
Net opening balance	5,346	1,099	23,934	90,161	16,079	136,619
Additions	-	35	1,783	35,798	13,841	51,457
Acquisition of subsidiary	5,472	-	-	2,356	-	7,828
Disposals	-	-	(7)	(742)	(14)	(763)
Amortization	-	(249)	(3,891)	(12,298)	(6,687)	(23,125)
Impairment	(2,551)	-	(4,863)	(11,840)	(1,688)	(20,942)
Translation differences and other changes	243	142	1	(976)	1,265	675
Net closing balance	8,510	1,027	16,957	102,459	22,796	151,749

The Euro 5,472 thousand change in the "goodwill and other intangible assets of indefinite useful life" balance is due to the purchase in 2005 of 50% of a Turkish company called Benetton Giyim Sanayi A.S. As far as the write-down of these assets is concerned, see the "Impairment testing" section in "Supplementary information".

"Intangible assets of finite useful life" include:
		12.31.2004			12.31.2005
		Accumulated			Accumulated
		amortization and			amortization and
(thousands of Euro)	Gross	impairment	Net	Gross	impairment	Net
Industrial patents and intellectual property rights	3,477	2,378	1,099	3,654	2,627	1,027
Concessions, licences, trademarks & similar rights	65,890	41,956	23,934	67,660	50,703	16,957
Deferred commercial charges	136,133	45,972	90,161	159,386	56,927	102,459
Other	53,206	37,127	16,079	58,131	35,335	22,796
Total	258,706	127,433	131,273	288,831	145,592	143,239

"Concessions, licences, trademarks and similar rights" include the net book amount of the following brands:

(thousands of Euro)	12.31.2004	12.31.2005
United Colors of Benetton	3,046	3,141
Sisley	444	470
Killer Loop	14,273	8,295
Other	1,112	1,015
Total	18,875	12,921

At the end of the financial year, the residual useful life of the Killer Loop brand was equal to 13 years. In 2005, this brand was impaired as a result of the impairment test carried out by the Group, as described in the "Supplementary information" section of the Explanatory Notes.

"Deferred commercial charges" consists mainly of the charges linked to lease surrender payments for obtaining the lease of buildings for use as stores ("key money"), which are amortized over the term of the associated lease contracts (with the exception of French and Belgian "fonds de commerce" which are amortized over 20 years). The increase includes the partial allocation of Benetton Giyim Sanayi A.S.'s acquisition cost, for a total of Euro 2,356 thousand.

"Other" includes costs relating to the purchasing and development of software, for in-house use, in the amount of Euro 12,262 thousand (of which Euro 1,873 thousand are in-house) and costs pertaining to assets under development and advances in the amount of Euro 8,076 thousand (of which Euro 1,293 thousand for software developed in-house).

21. Other non-current assets

> Investments. Investments, valued at cost, total Euro 5,130 thousand and relate mainly to subsidiaries not included in the scope of consolidation because they were not yet operational or were in liquidation as at the balance sheet date. The detail is as follows:
(thousands of Euro)	12.31.2004	12.31.2005
Benetton Slovakia s.r.o.	3,195	3,254
Chesa Paravicini S.A.	1,491	1,479
Korea Fashion Physical Distribution	-	169
Beijing Sunshine Knitwear Co. Ltd.	252	-
Other investments	179	228
Total	5,117	5,130

> Guarantee deposits. This item amount to Euro 21,879 thousand (Euro 16,715 thousand in 2004). Its increase and the closing balance as at December 31 relate primarily to lease contracts entered into by the Japanese subsidiary.

> Medium/long-term financial receivables. The balance, totaling Euro 7,459 thousand (Euro 28,274 thousand in 2004), includes loans issued primarily by Group subsidiaries to third parties. During the financial year, Euro 23,062 thousand were collected early, of which 14,350 thousand Euro relating to the sale of the Nordica business, Euro 4,746 thousand relating to a loan from the Japanese subsidiary, and Euro 3,672 thousand for a loan granted by the Parent Company Benetton Group S.p.A.

During the financial year, new loans for a further Euro 3,027 thousand were granted. The residual amount refers to financial receivables earning interest at market rates.
(thousands of Euro)	12.31.2004	12.31.2005
From 1 to 5 years	22,458	5,845
Beyond 5 years	5,816	1,614
Total	28,274	7,459

> Other medium/long-term receivables. This balance, totaling Euro 46,120 thousand (of which Euro 904 thousand due beyond 5 years) and amounted to Euro 44,435 thousand in 2004, includes Euro 24,026 thousand in receivables from Edizione Holding S.p.A. for current taxes calculated on taxable losses, as allowed in the Italian rules governing relations between companies participating in consolidated taxation; these receivables will be due in 2007. This balance also includes Euro 9,089 thousand in long-term trade receivables and Euro 6,952 thousand in receipts from asset sales, mainly resulting from the sale of an industrial property, and, for the residual amount, other receivables from third parties.

> Deferred tax assets. The following table shows a breakdown of net deferred tax assets:
				Exch. diff. and
(thousands of Euro)	12.31.2004	Increases	Decreases	other changes	12.31.2005
Tax effect of eliminating intercompany profits	5,495	4,733	(5,495)	-	4,733
Tax effect of provisions, costs and revenues related to future periods for fiscal purposes	91,976	24,377	(44,625)	1,909	73,637
Deferred taxes on depreciation and application of finance lease accounting	(15,924)	(2,054)	4,545	290	(13,143)
Deferred taxes on gains taxable over a number of accounting periods	(2,927)	(1,169)	1,106	-	(2,990)
Different basis for amortization/depreciation	115,650	7,000	-	-	122,650
Total benefit on losses carried forward	14,360	5,191	(2,012)	200	17,739
Deferred taxes on profits/reserves distributable by subsidiaries	(7,957)	(751)	3,080	-	(5,628)
Other	595	-	(582)	(13)	-
Total	201,268	37,327	(43,983)	2,386	196,998

The Group offset deferred tax assets and liabilities for Italian companies as they participate in the national consolidated taxation, and for foreign subsidiaries as allowed by the right to offset as recognised in their respective countries.

Potential tax benefits deriving from tax losses which may be carried forward by Group companies (approximately Euro 137 million as at December 31, 2005) have been written down by Euro 119 million because their recoverability is not probable.

Deferred taxes on a different amortization basis relate to the valuation carried out, based on expected future taxable income, on the tax benefits deriving from the company's restructuring in 2003.

22. Current assets

> Inventories. Inventories, totaling Euro 287,246 thousand (Euro 255,436 thousand as at December 31, 2004), consist of the following:
(thousands of Euro)	12.31.2004	12.31.2005
Raw materials, other materials and consumables	101,559	85,247
Work in progress and semi-manufactured products	57,558	54,413
Finished goods and goods for sale	96,099	146,679
Advances from customers	220	907
Total	255,436	287,246

Inventories are stated net of the write-down provision. The movement in write-down provisions is as follows:
(thousands of Euro)	12.31.2004	Additions	Uses	Exchange difference	12.31.2005
Raw materials, other materials and consumables	2,334	2,442	(2,361)	102	2,517
Work in progress	750	750	(750)	-	750
Finished goods	14,727	9,284	(8,104)	337	16,244
Total (1)	17,811	12,476	(11,215)	439	19,511

(1) Movements related to year 2004 are detailed in Note 30.

> Trade receivables. As at December 31, 2005, trade receivables, net of the provision for doubtful accounts, were as follows:
(thousands of Euro)	12.31.2004	12.31.2005
Trade receivables	755,226	738,214
(Provision for doubtful accounts)	(97,642)	(82,828)
Total	657,584	655,386

The provision for doubtful accounts at the end of the year brought the total percentage of receivables covered by provisions to 11.2%. The movements during the financial year were as follows:

				Releases	Exch. diff.
				to income	and other
(thousands of Euro)	12.31.2004	Increases	Uses	statement	changes	12.31.2005
Provision for doubtful accounts (1)	97,642	17,387	(32,391)	(722)	912	82,828

(1) Movements related to year 2004 are detailed in Note 30.

Trade receivables include receivables from associated companies of Euro 218 thousand and from the parent company Edizione Holding S.p.A. in the amount of Euro 266 thousand.

In 2005, trade receivables were discounted without recourse through a factoring contract for a total of Euro 57,367 thousand (Euro 18,500 thousand in 2004); of which approximately 25,852 (14,900 in 2004) had not yet matured at year-end.

> Tax receivables. This balance includes:

- VAT recoverable in the amount of Euro 14,203 thousand (Euro 26,184 thousand as at December 31, 2004);

- tax credits of Euro 9,432 thousand (Euro 9,075 thousand as at December 31, 2004);

- other taxes receivables of Euro 1,538 thousand (Euro 4,192 thousand as at December 31, 2004).

> Other receivables, prepaid expenses and accrued income. This balance includes:

(thousands of Euro)	12.31.2004	12.31.2005
Other receivables	27,112	23,926
Receivables from Edizione Holding S.p.A.	-	15,541
Total other receivables	27,112	39,467

Accrued income:
- other income	52	1,369
- rental income and operating leases	104	622
Total accrued income	156	1,991

Deferred charges:
- rental costs and operating leases	4,690	5,037
- other operating charges	1,362	190
- taxes	1,551	1,421
- insurance policies	656	636
- advertising and sponsorships	113	988
Total deferred charges	8,372	8,272
Total	35,640	49,730

The receivables from Edizione Holding S.p.A. relate to the participation in the consolidated taxation in 2004.

> Financial receivables
(thousands of Euro)	12.31.2004	12.31.2005
Short-term financial receivables from third parties	8,958	3,997
Differentials on forward exchange contracts	7,523	4,267
Other short-term financial receivables and assets	5,047	4,706
Total	21,528	12,970

The amount of financial receivables relates mainly to the current portion of medium and long-term receivables. Differentials on forward exchange contracts include the intrinsic value component of derivative instruments as at December 31, 2005, of which; Euro 1,692 thousand for economic risk hedging transactions, Euro 2,170 thousand for transaction exchange risk hedging transactions, Euro 405 thousand for translation exchange risk hedging transactions. Other financial receivables include the time value component of derivative instruments As at December 31, 2005 of which: Euro 762 thousand for economic risk hedging transactions, Euro 1,079 thousand for transaction exchange risk hedging transactions, Euro 29 thousand for translation exchange risk hedging transactions, and Euro 423 thousand for interest rate risk hedging transactions.

> Available for sale financial assets
(thousands of Euro)	12.31.2004	Increases	Decreases	12.31.2005
Government Bonds (BTP) matured in
2005 at interest rates from 2.75% to 4%	32,525	14,200	(46,725)	-
Treasury Certificates (CCT) maturing between 2008 and 2011 at interest rates from 2.3% to 2.4%	20,590	5,838	(26,428)	-
Ordinary Government bonds (BOT) matured in 2005 at interest rates from 2.063% to 2.098%	29,665	19,863	(49,528)	-
Zero Coupon Treasury Certificates (CTZ) matured in July 2005 at interest rates from 2.064% to 2.068%	29,803	9,975	(39,778)	-
Amex European Short Term Euro	841	630	(1,471)	-
Sinopia Alternactiv Eur	619	-	(619)	-
Generali Am-Eu Sty-cd cap	562	-	(562)	-
Vontobel Euro Bond A2	576	-	(576)	-
Morgan Fund-Short Maturity Euro	1,410	-	(1,410)	-
SCH Euro Short Term A Euro	1,581	-	(1,581)	-
Total	118,172	50,506	(168,678)	-

Financial assets were sold in full in July 2005 (for further details please see Note 29 "Comprehensive income").

> Cash and cash equivalents
(thousands of Euro)	12.31.2004	12.31.2005
Current account deposits (Euro)	31,726	25,789
Current account deposits (foreign currency)	26,773	31,334
Time deposits (Euro)	141,522	78,887
Time deposits (foreign currency)	154	160
Checks	59,594	59,601
Cash in hand	427	556
Total	260,196	196,327

Time deposits in Euro are highly liquid funds held by banks. Average interest rates reflect market returns for the various currencies concerned. Checks reflect receipts from customers at year end.

> Assets held for sale. This balance, are measured at the lower of carrying amount and the fair value net of selling costs, includes the production sites of Cassano Magnago and Pedimonte, which are no longer in operation and are part of a sale plan which will be completed in 2006. The value of assets held for sale as at December 31, 2004, related to the disposal of the "Manifattura Goriziana" business, which took place in the first half of 2005.

Comments on the principal items in shareholders' equity and liabilities

Shareholders' equity

23. Shareholders' equity attributable to the Parent Company

The Shareholders' Meeting of Benetton Group S.p.A. voted on May 16, 2005 to pay a dividend of Euro 0.34 per share, totaling Euro 62 million and paid on May 26, 2005 (on May 12, 2004 was voted to pay a dividend of Euro 0.38 per share, totaling Euro 69 million).

> Share capital. The share capital of Benetton Group S.p.A. as at December 31, 2005 amounts to Euro 236,026,454.30 and consists of 181,558,811 shares with a par value of Euro 1.30 each and fully paid.

> Additional paid-in capital. This item is unchanged from December 31, 2004.

> Fair value and hedging reserve. This item includes the changes in fair value of available for sale financial assets and the variation of the effective hedging component of financial instruments measured at fair value.

> Other reserves and retained earnings:

> Other reserves. This item, which as at December 31, 2005, amounts to Euro 857,314 thousand (Euro 803,500 thousand as at December 31, 2004), includes:

- Euro 47,210 thousand relating to the legal reserve of the Parent Company (Euro 47,210 thousand as at December 31, 2004);

- Euro 21,452 thousand relating to monetary revaluation reserves in compliance with Italian law no. 72 of March 19, 1983, and law no. 413 of December 30, 1991, and, with respect to a Spanish subsidiary, with Italian Royal Decree no. 2607/96 (Euro 22,058 thousand as at December 31, 2004);

- Euro 528,424 thousand relating to retained earnings of the Parent Company Benetton Group S.p.A. (Euro 551,000 thousand as at December 31, 2004);

- Euro 250,042 thousand representing retained earnings of the consolidated subsidiaries with other consolidation adjustments (Euro 179,795 thousand as at December 31, 2004);

- Euro 2,924 thousand of the portion of remuneration based on shares valued at fair value on the grant date, recognised on a line-by-line basis on the income statement as a contra-entry to this reserve (stock option reserve) (Euro 722 thousand as at December 31, 2004);

- Euro 7,262 thousand relating to the translation foreign-currency reserve (Euro 2,715 thousand as at December 31, 2004).

The first of the schedules below is a reconciliation of the Shareholders' equity and net income of the separate financial statements of Benetton Group S.p.A. with the consolidated shareholders' equity; the second lists the Shareholders' equity percentage of consolidated subsidiaries attributable to minority shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts
	12.31.2005
	Shareholders'	Net income/
(thousands of Euro)	Equity	(loss)
As shown on Benetton Group S.p.A. separate financial statements
prepared in accordance to Italian accounting principles	944,667	58,267
Net income and Shareholders' equity of consolidated subsidiaries attributable to the Group, net of their carrying value of the related investments	838,218	129,528
Elimination of intragroup gains on transfer of assets, net of deferred tax assets	(544,988)	7,000
Reversal of investments in the Parent Company	13,951	15,153
Reversal of dividends received from consolidated subsidiaries	-	(99,999)
Deferred taxes on profits/reserves distributable by subsidiaries	(5,629)	2,328
Purchase price allocation to assets	22,351	(2,043)
Effect of the elimination of intercompany profits/losses on the transfer of property, plant and equipment,net of the related tax effect	(185)	3,577
Effect of applying finance lease accounting to lease financing transactions, net of the related tax effect	9,725	1,611
Elimination of intercompany profits included in the inventories of consolidated	(15,566)	(2,946)
Adjustment to reflect the equity value of associated companies	(61)	(67)
Net effect of other consolidation entries	(573)	(536)
Consolidated financial statements	1,261,910	111,873

24. Minority interests

As at December 31, 2005 and 2004, the following consolidated companies had proportions of Shareholders' equity attributable to Minority Shareholders:

(in %)	12.31.2004	12.31.2005
Foreign consolidated companies:
- New Ben GmbH (Germany)	49	49
- Benetton Korea Inc. (Korea)	50	50
- Benetton Giyim Sanayi A.S. (Turkey)	-	50

Liabilities

25. Non-current liabilities

> Medium/long-term loans. Medium and long-term loans from banks and other lending institutions outstanding as at December 31, 2005, were as follows (net of debt issuance costs):
(thousands of Euro)	12.31.2004	12.31.2005
Syndicated loan of Euro 500 million at variable rate, maturing in 2007, granted by a pool of banks and consisting of a revolving credit facility for the first two years and a loan for the subsequent five years repayable on maturity; the interest rate was Euribor + 0.25% (1)	499,632	499,775
Loan granted by Medio Credito del Friuli repayable in half-yearly installments, up to January 1, 2007, at an annual interest rate of 2.5%, secured by mortgages on real estate	708	239
Loan from Ministry of Industry, Italian law no. 46/1982	419	356
Medium/long-term financial payables to non-consolidated companies at the interest rate of 2.114%	2,684	2,742
Other loans	51	51
Total	503,494	503,163

(1) This loan is subject to compliance with two financial covenants, calculated every six months and based on the consolidated financial statements:

- ratio of EBITD (earnings before interest, taxes, depreciation and amortization) to net finance costs of at least 2.5 times;

- ratio of net financial position to Shareholders' equity of maximum 1.

There are also limits on large disposals of assets and on the granting of collateral for new loans.

Part of medium/long-term loans, in the amount of Euro 744 thousand, is secured by mortgages on property, plant and equipment.

The maturity of non-current loans is as follows:
Year	12.31.2005
2007	502,873
2008	68
2009	71
2010	74
2011 and beyond	77
Total	503,163

> Other medium/long-term liabilities
(thousands of Euro)	12.31.2004	12.31.2005
Non-current liabilities for the purchase of assets	19,191	1,085
Other liabilities due to parent company	18,664	20,772
Other liabilities due to third parties	804	2,295
Total	38,659	24,152

The item "Other liabilities due to parent company" includes liabilities due to Edizione Holding S.p.A. related to current taxes calculated on the positive taxable results, as provided by the rules for companies participating in consolidated taxation. These liabilities will be due in 2007.

"Other liabilities due to third parties" consists mainly of long-term guarantee deposits pertaining to lease contracts entered into by the Japanese subsidiary.

> Lease financing. This balance shows outstanding lease financing as at December 31, 2005. The short-term portion of lease financing is included in current liabilities section of the balance sheet.
(thousands of Euro)	Minimum lease payments		Principal portion
Year	12.31.2004	12.31.2005	12.31.2004	12.31.2005
Within 1 year	6,940	5,968	6,007	5,390
From 1 to 5 years	18,627	10,589	17,522	9,984
Beyond 5 years	455	114	226	112
Total	26,022	16,671	23,755	15,486

The reconciliation between the minimum lease payments due to the leasing company and their present value (principal) is as follows:
(thousands of Euro)	12.31.2004	12.31.2005
Minimum lease payments	26,022	16,671
(Outstanding financial expenses)	(2,267)	(1,185)
Present value of lease financing	23,755	15,486

The Group has purchased property and machinery using lease financing. The average length of lease contracts is of approximately eight years. The interest rates defined at the date of signing of the contract are indexed to the 3-month Euribor rate. All leasing contracts are repayable through a regular installment plan, and at the time being, no restructuring of the original plan is anticipated.

All contracts are denominated in the reporting currency (Euro). The fair value of financial leases the group has entered into approximates the carrying amount. Finance lease is guaranteed to the lessor by virtue of rights on the leased assets.

> Retirements benefit obligations. This item includes provisions for defined benefits for the Group's employees, including termination indemnities for Italian companies ("TFR") of Euro 47,466 thousand. The movement in the liability recognised in the balance sheet is as follows:
(thousands of Euro)
Balance as at 01.01.2005	47,307
Expense charges in the income statement	9,460
Indemnities paid during the financial year	(7,119)
Exchange differences and other changes	119
Balance as at 12.31.2005	49,767

The assumptions regarding their valuation method are described in the "Supplementary information" section.

> Other provisions and medium/long-term liabilities
	Provision for
	legal and	Sales agents	Other
(thousands of Euro)	fiscal risks	indemnities	provisions	Total
Balance as at 01.01.2005	9,160	14,298	27,532	50,990
Provisions	2,970	3,543	4,702	11,215
Releases	(1,069)	(67)	(12,816)	(13,952)
Utilizations and other changes	(1,463)	(465)	(4,722)	(6,650)
Balance as at 12.31.2005	9,598	17,309	14,696	41,603

Movements from January 1, 2004 to December 31, 2004 are included in Note 30.

This item relates to the liabilities and probable risks for which the Group does not envisage a resolution by the end of 2006.

Since it operates in a number of sectors on a global scale, the Benetton Group is inherently exposed to legal risks. Currently, the areas where exposure is greater relate to claims filed by former commercial partners, former employees, subcontractors, and third parties with industrial property rights in potential conflict with the products distributed by the Benetton Group or with similar rights to those of the Group. There are also certain outstanding tax claims in Italy and France.

At the end of 2005, the Group decided to allocate funds to the legal and tax risks provision. In 2005, Euro 1,267 thousand of the provision was utilized, and Euro 2,970 thousand was added following claims filed during the year. In addition, Euro 1,069 thousand set aside in previous years for disputes which had a positive outcome for the Group was released during the year.

The provision for sales agents indemnities, which reflects the risk linked to the possible termination of an agency agreement as established by law, was utilized in the amount of Euro 465 thousand and increased in the amount of Euro 3,543 thousand during the period.

The reserve for other provisions relates to charges that the Group will likely have to incur into in order to close a number of directly operated stores. In 2005, the provision increased by Euro 4,702 thousand, with utilizations of Euro 2,333 thousand. As already discussed in the "Other operating income and revenues" note to the income statement, during the financial year, Euro 12,816 thousand was released, which related to provisions made in previous years for the closure of stores which were still operational in 2005, thus making the relevant provision unnecessary.

26. Current liabilities

> Trade payables. This item represents the Group's liabilities for the purchase of goods and services as at December 31, 2005 and December 31, 2004.

> Other payables, accrued expenses and deferred income
(thousands of Euro)	12.31.2004	12.31.2005
Other payables:
- other payables to employees	18,065	17,830
- other payables to third parties	15,610	12,016
- other payables for the purchase of assets	14,795	41,329
- VAT	11,361	5,455
- other payables to the parent company	-	16,694
- payables due to social security	9,210	7,626
- other payables due to the tax authority	5,777	5,697
Total other payables	74,818	106,647

Accrued expenses:
- other expenses	1,848	1,205
- rental costs	4,859	947
- consultancies and fees	147	71
Total accrued expenses	6,854	2,223

Deferred income:
- rental income	984	2,927
- revenue from the concession of rights	838	737
- other revenue	620	128
Total deferred income	2,442	3,792
Total	84,114	112,662

Payables to employees refer to amounts due but not paid as at December 31, 2005. The item "Other payables to third parties" refers to non-trade payables. Payables for the purchase of property, equipment and intangible assets include Euro 19,191 thousand for the short-term portion of a Spanish subsidiary's liabilities and Euro 11,287 thousand for an Italian subsidiary's payables for the purchase of assets.

Other payables due to the parent company Edizione Holding S.p.A. refer to the payables resulting from the inclusion in the consolidated taxation in 2004.

Payables to social security refer to payables matured for social security authorities with respect to Group and employee contributions.

> Current income tax liabilities. The tax liabilities represent the Group's payables for current taxes and are recorded net of any advances, tax credits, and withholdings.

> Other current provisions and liabilities. This balance shows the provisions made by the Group for legal and tax claims or contingent liabilities which may be resolved or finalized in the next year.

	Provision for
	legal and	Other
(thousands of Euro)	tax risks	provisions	Total
Balance as at 01.01.2005	-	-	-
Additions	1,306	7,259	8,565
Other changes	836	2,429	3,265
Balance as at 12.31.2005	2,142	9,688	11,830

Other changes represent, in their entirety, the reclassification, from non-current to current, of provisions recorded in previous years. The provision for legal and tax risks refers mainly to provisions for legal disputes relating to contingent liabilities which will be settled within one year. The reserve for other provisions includes the charges that the Group will incur for the closure of a number of stores in 2006 and the restructuring charges that an Italian subsidiary will have to pay following the decision to close the Cassano Magnago factory at the end of 2005.

> Current portion of lease financing. This item contains the portion of lease financing which is due within the financial year. The reconciliation between the present value of the liability and the minimum lease payments is the described in the note related to the non-current portion of the liability.

> Current portion of medium/long-term loans
(thousands of Euro)	12.31.2004	12.31.2005
Loan granted by CARI (Gorizia) on April 20, 2001,repaid in 2005 at an annual rate of 4%	202	-
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.) at an annual rate of 2.8% repaid in half-yearly installments through 2005	355	-
Loan granted by Medio Credito del Friuli repayable in half-yearly installments until January, 1 2007, at an annual rate of 2.5%, secured by mortgages on real estate	459	470
Loan from Ministry of Industry, Italian law no. 46/1982	60	63
Other foreign-currency loans obtained by consolidated foreign companies, partly secured by mortgages on property	26	121
Total	1,102	654

> Current portion of bonds. The bond issued by Benetton Group S.p.A. in July 2002 for a total value of Euro 300,000 thousand was fully repaid on July 26, 2005. This bond bore floating rate interest which was 2.645% as at December 31, 2004.

> Financial payables
(thousands of Euro)	12.31.2004	12.31.2005
Financial payables due to other lenders	1,885	4,570
Commercial paper	1,700	-
Finance bill	-	1,161
Negative differentials on forward exchange contracts	2,217	4,471
Other short-term financial liabilities	15,245	9,385
Total	21,047	19,587

Short-term financial payables due to other lenders refer to the short-term portion of third-party loans.

Differentials on forward exchange contracts include the intrinsic value component of derivative instruments as at December 31, 2005, of which; Euro 2,301 thousand for economic risk hedging transactions, Euro 1,484 thousand for transaction exchange risk hedging transactions, Euro 686 thousand for translation exchange risk hedging transactions. Other financial payables include the time value component of derivative instruments as at December 31, 2005 of which: Euro 1,078 thousand for economic risk hedging transactions, Euro 1,646 thousand for transaction exchange risk hedging transactions, Euro 567 thousand for translation exchange risk hedging transactions, and Euro 1,818 thousand for interest rate risk hedging transactions.

Other current financial liabilities include interests accrued on loans.

> Bank loans and overdrafts
(thousands of Euro)	12.31.2004	12.31.2005
Current account overdrafts	8,238	12,641
Advances on receivables and other short-term loans	11,686	16,263
Total	19,924	28,904

27. Supplementary information

> Reconciliation of income statement by nature of expense and by function 2004
(millions of Euro)			A	B	C	D	E	F	G
Income statement by nature of cost											Income statement by function

Revenues		1,704								1,704	Revenues
Other operating income	A	91	(91)							-
Change in inventories of finished products and work in progress		23		(440)			(362)			(779)	Materials and subcontracted work
					(87)					(87)	Payroll and related costs
Purchases of raw materials and consumables	B	(453)		453		(21)				(21)	Industrial deprec. & amort.
				(5)			(36)	(1)		(42)	Other manufact. costs
										(929)	Cost of sales
										775	Gross operating income
Payroll and rel. costs	C	(214)			214					-
Deprec. & amort.	D	(95)				95				-
							(48)			(48)	Distribution and transport
							(73)			(73)	Sales commissions
										(121)	Selling costs
										654	Contribution margin
Other operating costs:					(126)					(126)	Payroll and related costs
- services	E	(638)	1	(2)	(1)		586			(54)	Advertising and promotion
						(74)				(74)	Deprec. & amort.
- leases	F	(87)						87		-
- impairment of assets		(49)	90	(6)			(67)	(86)	(124)	(242)	Other income and expenses
- write-down of receivables	G	(39)							39	-
- provisions for risks	G	(37)							37	-
- other oper. costs	G	(48)							48	-
Operating profit		158	-	-	-	-	-	-	-	158	Operating profit

Notes:
A	Reclassification of rental income, gains on disposals of property, plant and equipment and intangible assets and the release of provisions in the "Other income and expenses" item.
B

Reclassification of the purchase of raw materials and finished goods, of the change in inventories of finished products and work in progress in the "Materials and subcontracted work" and the "Other manufacturing costs" items.

C+D	Reclassification of payroll and related costs and of the depreciation of the cost of sales for the operations side and of general expenses for the overhead portion.
E	Reclassification of operating costs for services as:
- subcontract work for Euro 362 million;
- other manufacturing costs for Euro 36 million;
- distribution and transport for Euro 48 million;
- sales commissions for Euro 73 million;
- other expenses for Euro 67 million.
F	Costs for leases, essentially rental costs, reclassified in "Other income and expenses".
G	Reclassification of write-downs of receivables, provisions for risks and other operating costs in the "Other income and expenses" item.

> Reconciliation of income statement by nature of expense and by function 2005
(millions of Euro)			A	B	C	D	E	F	G
Income statement by nature of cost											Income statement by function

Revenues		1,765								1,765	Revenues
Other operating income	A	76	(76)							-
Change in inventories of finished products and work in progress		41		(546)			(341)			(846)	Materials and subcontracted work
					(85)					(85)	Payroll and related costs
Purchases of raw materials and consumables	B	(560)		560		(21)				(21)	Industrial deprec. & amort.
				(7)			(35)	(1)		(43)	Other manufact. costs
										995	Cost of sales
										770	Gross operating income
Payroll and rel. costs	C	(221)			221					-
Deprec. & amort.	D	(85)				85				-
							(56)			(56)	Distribution and transport
							(70)	(1)		(71)	Sales commissions
										(127)	Selling costs

										643	Contribution margin
Other operating costs:					(135)					(135)	Payroll and related costs
- services	E	(631)	1	(1)	(1)		572		(1)	(61)	Advertising and promotion
						(64)				(64)	Deprec. & amort.
- leases	F	(104)						104		-
- impairment of assets		(50)	75	(6)			(70)	(102)	(73)	(226)	Other income and expenses
- write-down of receivables	G	(17)							17	-
- provisions for risks	G	(20)							20	-
- other oper. costs	G	(37)							37	-
Operating profit		157	-	-	-	-	-	-	-	157	Operating profit

Notes:
A	Reclassification of rental income, gains on disposals of property, plant and equipment and intangible assets and the release of provisions in the "Other income and expenses" item.
B

Reclassification of the purchase of raw materials and finished goods, of the change in inventories of finished products and work in progress in the "Materials and subcontracted work" and the "Other manufacturing costs " items.

C+D	Reclassification of payroll and related costs and of the depreciation of the cost of sales for the operations side and of general expenses for the overhead portion.
E

Reclassification of operating costs for services as:

- subcontract work for Euro 341 million;

- other manufacturing costs for Euro 35 million;

- distribution and transport for Euro 56 million;

- sales commissions for Euro 70 million;

- other expenses for Euro 70 million.

F	Costs for leases, essentially rental costs, reclassified in "Other income and expenses".
G	Reclassification of write-downs of receivables, provisions for risks and other operating costs in the "Other income and expenses" item.

> Segment information

> Information by business segment

> Financials by business segment - 2005
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,629	100	36	-	1,765
Inter-segment revenues	2	170	-	(172)	-
Total revenues	1,631	270	36	(172)	1,765
Other operating income and revenues	73	3	-	-	76
Purchases and change in inventories	517	132	28	(158)	519
Payroll and related costs	165	54	2	-	221
Depreciation and amortization	66	18	1	-	85
Other operating costs	796	71	5	(13)	859
Operating profit	160	(2)	-	(1)	157

Share of income of associated companies					-
Net financial expenses and exchange differences					(23)
Income before taxes					134
Income taxes					20
Net income for the year attributable to the Parent Company and minority interests	-	-	-	-	114

Depreciation and amortization	66	18	1	-	85
Non-monetary costs	41	2	-	-	43
Earnings before net financial expenses and exchange differences, taxes,depreciation, amortization and other non-monetary costs	267	18	1	(1)	285

Total assets	2,235	198	22	(48)	2,407
Total liabilities	1,036	134	10	(48)	1,132
Capital employed	1,511	106	9	-	1,626
Investments in property, plant and equipment and intangible assets	114	10	-	-	124

Non-monetary costs consist of the net impairment for property, plant and equipment and intangible assets following impairment testing in 2005, as well as at stock option expenses in the amount of Euro 2,202 thousand allocated to the apparel segment.

Capital employed is detailed as follows:

1) net working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, parent company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets, etc.);

2) property, plant and equipment and intangible assets include all categories of assets net of depreciation, amortization, and write-downs;

3) non-current financial assets include unconsolidated investments and security deposits paid and received;

4) other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization;

5) net financial debt includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial debt is a non-GAAP measure, it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

> Financials by business segment - 2004
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,568	106	30	-	1,704
Inter-segment revenues	-	194	-	(194)	-
Total revenues	1,568	300	30	(194)	1,704
Other operating income	84	7	-	-	91
Purchases and change in inventories	458	141	13	(182)	430
Payroll and related costs	154	58	2	-	214
Depreciation and amortization	76	18	1	-	95
Other operating costs	814	82	14	(12)	898
Operating profit	150	8	-	-	158

Net financial expenses and exchange differences					(22)
Income before taxes					136
Income taxes					28
Net income for the year attributable to the Parent Company and minority interests					108

Depreciation and amortization	76	18	1		95
Non-monetary costs	59	-	-		59
Earnings before net financial expenses and exchange differences, taxes,depreciation, amortization and other non-monetary costs	285	26	1		312

Total assets	2,453	266	21	(139)	2,601
Total liabilities	1,323	198	6	(139)	1,388
Capital employed	1,567	76	11	-	1,654
Investments in property, plant and equipment and intangible assets	138	14	-	-	152

Non-monetary costs consist of the net impairment for property, plant and equipment and intangible assets following impairment testing in 2004, as well as stock option cost in the amount of Euro 722 thousand allocated to the apparel segment.

Capital employed is detailed as follows:

1) net working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, parent company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets, etc.);

2) property, plant and equipment and intangible assets include all categories of assets net of depreciation, amortization, and write-downs;

3) non-current financial assets include unconsolidated investments and security deposits paid and received;

4) other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization;

5) net financial debt includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial debt is a non-GAAP measure, it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

> Apparel segment results
(millions of Euro)	2004	%	2005	%	Change	%
Revenues from third parties	1,568		1,629		61
Inter-segment revenues	-		2		2
Total revenues	1,568	100.0	1,631	100.0	63	4.1
Other operating income	84	5.4	73	4.5	(10)	(12.3)
Purchases and change in inventories	458	29.2	517	31.7	59	13.0
Payroll and related costs	154	9.8	165	10.1	11	7.5
Depreciation and amortization	76	4.9	66	4.1	(10)	(13.6)
Other operating costs	814	52.0	796	48.8	(17)	(2.2)
Operating profit	150	9.5	160	9.8	10	7.2

> Textile segment results
(millions of Euro)	2004	%	2005	%	Change	%
Revenues from third parties	106		100		(6)
Inter-segment revenues	194		170		(24)
Total revenues	300	100.0	270	100.0	(30)	(10.2)
Other operating income	7	2.2	3	1.0	(4)	(59.5)
Purchases and change in inventories	141	47.1	132	49.1	(9)	(6.5)
Payroll and related costs	58	19.4	54	19.9	(4)	(8.1)
Depreciation and amortization	18	5.7	18	6.6	-	3.2
Other operating costs	82	27.3	71	26.1	(11)	(13.8)
Operating profit	8	2.7	(2)	(0.7)	(10)	n.s.

> Other and unallocated segment results
(millions of Euro)	2004	%	2005	%	Change	%
Revenues from third parties	30		36		6
Inter-segment revenues	-		-		-
Total revenues	30	100.0	36	100.0	6	22.0
Other operating income	-	0.9	-	-	-	n.s.
Purchases and change in inventories	13	43.8	28	77.0	15	n.s.
Payroll and related costs	2	6.7	2	6.0	-	9.5
Depreciation and amortization	1	3.0	1	2.4	-	(3.2)
Other operating costs	14	46.3	5	13.9	(9)	(63.4)
Operating profit	-	1.1	-	0.7	-	(21.4)

Employees by business segment are as follows:
			Period
	12.31.2004	12.31.2005	average
Apparel	5,441	6,271	5,856
Textile	1,750	1,486	1,618
Other and unallocated	233	221	227
Total	7,424	7,978	7,701

> Revenues by geographic area

> Revenues by geographical area and business segment

			Rest of the		The				Rest of
(millions of Euro)	Italy	%	Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	757	89.1	597	94.7	73	99.4	199	95.8	3	77.7	1,629
Textile	62	7.3	35	5.3	-	0.6	2	1.2	1	22.3	100
Other and unallocated	30	3.6	-	-	-	-	6	3.0	-	-	36
Total revenues (year 2005)	849	100.0	632	100.0	73	100.0	207	100.0	4	100.0	1,765
Total revenues (year 2004)	854		596		72		176		6		1,704
Change	(5)		36		1		31		(2)		61

Revenues are allocated based on the geographic area in which the customers are located.

> Other balance sheet data by geographic area for 2005
		Rest of the	The		Rest of the
(thousands of Euro)	Italy	Europe	Americas	Asia	the world	Total
Total assets	1,632,147	537,515	50,621	159,538	27,176	2,406,997
Investments in property, plant and equipment and intangible assets	86,541	22,223	3,559	8,508	2,944	123,775
Total assets are allocated based on the geographic area where the legal entity is located.

> Other balance sheet data by geographic area for 2004
		Rest of the	The		Rest of the
(thousands of Euro)	Italy	Europe	Americas	Asia	the world	Total
Total assets	1,835,923	538,705	49,882	152,005	24,778	2,601,293
Investments in property, plant and equipment and intangible assets	49,005	90,722	162	5,522	6,567	151,978

Total assets are allocated based on the geographic area where the legal entity is located.

> Business combinations. In May 2005, the Group, through Benetton International S.A., a Luxembourg sub-holding company, acquired from third parties 50% of the shares and voting rights in a Turkish company named Benetton Giyim Sanayi A.S. The accounting method used was the "purchase method".

The assets acquired and goodwill were as follows:
	Acquiree's	Fair value
(thousands of Euro)	carrying amount	adjustments	Fair value
Property, plant and equipment	2,536	-	2,536
Intangible assets	155	2,356	2,511
Financial assets	2	-	2
Receivables	6,583	-	6,583
Inventories	3,153	-	3,153
Payables	106	-	106
Net debt	12,323	-	12,323
Total net equity	-	2,356	2,356
Share purchased by the Group (50%)			1,178
Goodwill			5,472
Purchase cost			6,650

The fair value of intangible assets refers specifically to the "Deferred charges" category and relates to the fair value of the expenses for fifteen lease contracts for stores with rental charges lower than current market value. An industry-specific appraisal determined, for each contract, the differential between the monthly rental charge paid as per contractual agreements and the potential market value price. This differential was subsequently recorded based on the duration of each contract.

The goodwill is attributable to Benetton Giyim Sanayi A.S. production and know-how, which cannot be separately recognised as an intangible asset.

Highlights of the company's income statement from the acquisition date and of the main balance sheet data as at December 31, 2005, are as follows:
(thousands of Euro)
Revenues	17,336
Contribution margin	5,975
Net income for the year	1,414
Net working capital	12,193
Capital employed (A)	14,569
Net financial debt	8,926
Shareholders' equity	5,643

(A) Capital employed is detailed as follows:

1) net working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, parent company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets, etc.);

2) property, plant and equipment and intangible assets include all categories of assets net of depreciation, amortization, and write-downs;

3) non-current financial assets include unconsolidated investments and security deposits paid and received;

4) other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization;

5) net financial debt includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial debt is a non-GAAP measure, it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

Immediately prior to acquisition by Benetton Giyim Sanayi A.S. benefited from the transfer of a business unit from another company of the Boyner Group, BBA Beymen Bogazici Alboy Magazacilik Tekstil Sanayi ve Ticaret A.S. This company used to manage activities other than those related to Benetton, and as a result it is a balance sheet not factually possible to identify relating exclusively to acquired business for the full 2005 financial year.

In July 2005, an amount of Euro 7,500 thousand was paid for residual liabilities linked to the purchase of the residual 15% interest in Olimpias S.p.A., the first installment of which was paid during 2004. Also in 2005, the Group acquired minority interests for a total amount of approximately Euro 240 thousand.

In 2004, the acquisition of subsidiary of Euro 14,107 thousand related to:

- acquisition minority interests of Olimpias S.p.A, for Euro 7,520 thousand;

- the acquisition, at a purchase price of Euro 4,066 thousand, of 100% of Mari Textilhandels GmbH, which subsequently merged into New Ben GmbH;

- purchase of the residual 50% interest of DCM Benetton India Ltd. for Euro 2,521 thousand.

> Retirements benefit obligations. The amounts recognised on the income statement on the basis of "corridor approach", with respect to defined benefit plans, are as follows:
(thousands of Euro)	12.31.2004	12.31.2005
Current service cost	6,137	7,414
Interest costs	2,044	2,046
Total	8,181	9,460

The total amount of expenses for defined benefit plans appears in the item "Payroll and related costs".

The principal actuarial assumptions used were as follows:
	12.31.2004	12.31.2005
Discount rate	4.5%	4.0%
Rate of inflation	2.0%	2.0%
Expected salary increase rate	5%-3.5%	5%-3.5%

> Derivative financial instruments. As at December 31, 2005, the notional principal amount of outstanding derivative instruments was as follows:
	Notional amounts		Fair value
(thousands of Euro)		Positive	Negative	Net
Economic exchange risk	187,709	736	(1,622)	(886)
- fair value hedge	121,677	231	(1,325)	(1,094)
- cash flow hedge	29,403	270	(277)	(7)
- cash flow hedge - option	36,629	235	(20)	215

Translation exchange risk	115,897	82	(901)	(819)
- fair value hedge	5,669	48	-	48
- cash flow hedge	110,228	34	(901)	(867)

Transaction exchange risk - fair value hedge	512,355	1,750	(1,669)	81

The notional amounts represent the absolute value sum of all transactions valued at the relevant forward exchange rate.

Fair value was calculated by discounting and translating future cash flows using market rates as at the balance sheet date (in particular, interest and exchange rates).

Exchange rate risk is managed with currency forwards, swaps, and options (zero cost collars - shown separately).

As at December 2005, interest rate swaps for a notional principal amount of Euro 57 million with maturities of 2006-2008 were in place.

> Stock option plan. The "Supplementary information" section of the Directors' Report details the stock options plan approved by the Group's shareholders meeting in September 2004. The estimated fair value of each share option granted by the plan is of Euro 1.874 (weighted average price). The fair value was calculated using the Black-Scholes option price valuation method. The data considered for modeling purposes was as follows:
	Vesting	Vesting
	period:	period:
	2 years	4 years	Total
Number of options granted	1,616,788.5	1,616,788.5	3,233,577
Grant date	09.09.2004	09.09.2004
First exercise date	09.09.2006	09.09.2008
Expiring date	09.09.2013	09.09.2013
Average exercise date (estimated as mid-point
between first exercise and expiring dates)	03.10.2010	03.11.2011
Dividend yield	4.16%	4.16%
Expected volatility (historic at 260 days)	27.60%	27.60%
Risk-free interest rate	3.493%	3.671%
Option life (years)	9	9
Expected average life (years)	5.5	6.5
Unit fair value in Euro (Black-Scholes)	1.831042	1.916344	1.873693
Total fair value in thousands of Euro	2,960,408	2,850,457	5,810,865

Further details on the stock options plan are given below:
	Year 2004		Year 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	No. options	price	No. options	price
At the beginning of the year	-	-	3,233,577	8.984
Granted	3,233,577	8.984	-	-
Annulled	-	-	-	-
Exercised	-	-	-	-
Circulating at year end	3,233,577	8.984	3,233,577	8.984
Exercisable at year end	-	-	-	-

As at December 31, 2005, the weighted average residual life of outstanding stock options was 7.7 years. The cost recorded on the income statement for the 2005 financial year was Euro 2,202 thousand (Euro 722 thousand in 2004).

> Impairment test procedure. As required by IAS 36, the Group has made sure to:

- verify the existence of possible losses of value of property, plant and equipment and of intangible assets of finite useful life;

- compare the realizable value and the carrying value of intangible assets of indefinite useful life and of intangible assets not yet available for use. This occurs independently from any intervening factors which may indicate the loss of carrying value as recognised on the financial statements.

The results of the impairment test carried out in 2005 are summarized in the table below, broken down by business segment, which shows the impairment recorded during the financial year and included among "Impairment of assets" on the income statement.
			Other
(thousands of Euro)	Apparel	Textile	and unallocated	Total
Impairment of property, plant and equipment:
- land and buildings	8,782	-	-	8,782
- plant, machinery and equipment	1	2,009	-	2,010
- furniture, furnishings and electronic devices	6,901	-	-	6,901
- leasehold improvements	11,705	-	-	11,705
Total impairment of property, plant and equipment	27,389	2,009	-	29,398

Impairment of intangible assets:
- goodwill and other intangible assets of indefinite useful life	2,551	-	-	2,551
- intangible assets of finite useful life	18,391	-	-	18,391
Total impairment of intangible assets	20,942	-	-	20,942

Total	48,331	2,009	-	50,340

The main impairment identified during the 2005 financial year following impairment testing are as follows:

- commercial assets (i.e. assets linked to stores), for a total impairment of Euro 30,446 thousand. These assets include furniture and fittings, deferred commercial charges (so-called "key money"), leasehold improvements, and "fonds de commerce". With the exception of the latter, which are subject to external appraisal, all assets were recognised at their value in use, estimated on the basis of future cash flow projections. The pre-tax discount rate used was 7.2%;

- goodwill and trademarks: the goodwill relating to the purchase of Killer Loop was fully impaired for a total of Euro 2,168 thousand, whereas brand was impaired by Euro 4,169 thousand. The discount rate applied to determine the value in use was 7.2%;

- industrial assets: for Olimpias S.p.A., assets pertaining to Cassano Magnago factory, which is no longer operational, were impaired for a total of Euro 2,009 thousand. The valuation was carried out by estimating the assets' market value;

- land and buildings: Villa Spineda-Gasparini-Loredan, no longer utilized for operational purposes since December 2004, was impaired by Euro 7,119 thousand following a valuation based on cash-flow projections of potential rental revenue;

- software and IT licences: a number of decisions regarding the Group's IT strategy made in 2005 resulted in the obsolescence of intangible assets linked to information systems which had not yet been fully amortized. The impairment for these assets amounts to Euro 2,344 thousand.

The results of the impairment test carried out in 2004 are summarized in the table below, broken down by business segment, which shows the impairment recorded during the financial year and included among "Impairment of assets" on the income statement.
			Other
(thousands of Euro)	Apparel	Textile	and unallocated	Total
Impairment of property, plant and equipment:
- land and buildings	-	-	-	-
- plant, machinery and equipment	775	-	-	775
- furniture, furnishings and electronic devices	7,781	-	-	7,781
- leasehold improvements	24,373	-	-	24,373
Total impairment of property, plant and equipment	32,929	-	-	32,929

Impairment of intangible assets:
- goodwill and other intangible assets of indefinite useful life	2,124	-	-	2,124
- intangible assets of finite useful life	14,063	-	-	14,063
Total impairment of intangible assets	16,187	-	-	16,187

Total	49,116	-	-	49,116

> Earnings. The assumptions made to determine basic and diluted earnings per share are as follows:
	12.31.2004	12.31.2005
Earnings used to calculate basic earnings per share (*)	108,795	111,873
Effect of dilutive potential ordinary shares (*)	-	-
Earnings used to calculate diluted earning per share (*)	108,795	111,873

Weighted average number of ordinary shares
used to calculate diluted earnings per share	181,558,811	181,558,811
Effect of dilutive potential ordinary shares: stock options plan	23,217	-
Weighted average number of ordinary shares
used to calculate basic earnings per share	181,582,028	181,558,811

(*) In thousands of Euro.

Relations with the parent company, its subsidiaries, and other related parties. The Benetton Group has limited trade transactions with Edizione Holding S.p.A. (the parent company), with its subsidiaries, and with other parties which, directly or indirectly, are linked by common interest with this majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency. These transactions relate mostly to purchases of tax credits and services.

In addition, Italian Group companies have applied consolidated taxation pursuant to Article 117 et seq. of the Consolidated Tax Act (DPR 917/86), based on a proposal by the consolidating parent Edizione Holding S.p.A., which opted for this type of tax treatment on December 30, 2004. This method is to last for three years beginning with the 2004 financial year. The relationships arising from participation in this consolidated taxation are governed by specific rules, which have been approved and signed by all participating companies.

Below is a detail of the related information:
(thousands of Euro)	12.31.2004	12.31.2005
Receivables	32,864	40,959
- including for participation in the Edizione Holding S.p.A. tax consolidation	32,283	39,567
Payables	19,825	39,110
- including for participation in the Edizione Holding S.p.A. tax consolidation	18,664	37,466
Purchase of raw materials	2,982	1,773
Purchase of assets	-	2,800
Other costs and services	13,229	14,832
Sales of products	17	-
Revenue from services and other income	937	641

The Group has also undertaken a number of transactions with companies directly or indirectly controlled by or otherwise under the influence of senior managers serving within the Group. The management of Benetton Group S.p.A. (the "Parent Company") believes that such transactions were completed at market rates. The total value of such transactions was not, in any event, significant in relation to the total value of the Group's production. No director, manager, or shareholder is a debtor of the Group.

Key senior management. Senior management positions within the Group are as follows:
Function
Silvano Cassano	Chief Executive Officer
Biagio Chiarolanza	Chief Operations Officer
Fabrizio De Nardis	General Manager of Bencom S.r.l.
Pier Francesco Facchini	Chief Financial Officer
Andrea Negrin	Human Resources Director
Adolfo Pastorelli	Chief Information Technology Officer

In March 2006, Fabrizio De Nardis left the Benetton Group by mutual agreement.

Compensation (net of that for the CEO, as Director) are shown in the table below:
(thousands of Euro)	2004	2005
Short-term benefits	1,690	2,032
Deferred compensation	-	-
Other long-term benefits	-	-
Severance indemnity	-	-
Stock-based compensation	722	2,202
Total	2,412	4,234

> Research. Research costs incurred by the Group in 2005 for the development of new collections have been fully recognised on the income statement for a total of Euro 21 million.

> Operating lease contracts. As at the balance sheet date, the amount of rental costs still payable by the Group for lease contracts which cannot be terminated is as follows:
(thousands of Euro)	12.31.2005
Less than one year	95,288
From 1 to 5 years	316,087
Beyond 5 years	283,309
Total	694,684

As at the balance sheet date, the amount of rental income payable to the Group for lease contracts which cannot be terminated is as follows:
(thousands of Euro)	12.31.2005
Less than one year	39,081
From 1 to 5 years	82,118
Beyond 5 years	29,299
Total	150,498

> Significant events after December 31, 2005. In line with its commercial expansion strategy in Eastern Europe, Benetton Real Estate International S.A. formalized the purchase of the entire shareholding of Real Estate Russia Z.A.O. in order to execute an investment in real estate in St. Petersburg (Russia).

> Guarantees, commitments, and other contingent liabilities
(thousands of Euro)		12.31.2005
Guarantees granted
	Guarantees	122,953

Commitments
	Purchase commitments	11,768

Other
	Currency to be sold forward	522,735
	Currency to be purchased forward	293,226
	Notes presented for discount	-
Total		950,682

Guarantees to third parties totaling Euro 122,953 thousands in connection with the fiduciary guarantees in favor of third parties for the payment of rent and lease installments for properties in Italy, Germany, England, Sweden and Portugal on behalf of the Group subsidiaries. If these subsidiaries are not able to pay the rent and lease installments to the third parties, it then becomes the responsibility of Benetton Group to cover the debt.

Purchase commitments totaling Euro 11,768 thousands related to the purchase of retail business and the construction of a new production unit in Croatia.

> Other Group commitments and rights

> Benetton Giyim Sanayi A.S. (Turkey). In May 2005, Benetton International S.A. purchased a 50% interest in Benetton Giyim Sanayi A.S. (Turkey).

The shareholders' agreements establish that, in the event of strategic "deadlock" in company management or breach of contract, Benetton should be granted a call option on the remaining 50% of the shares. Conversely, the other shareholder, Boyner Holding A.S., would be granted a "put option" on its 50% share.

The option's exercise price is calculated as follows:

- in the event of deadlock, should Benetton wish to exercise its call option, then it would have to pay a price equal to the fair value of the shares plus a 20% premium. Conversely, should Boyner Holding AS wish to exercise its put option, the price collectable would be equal to the fair value of the shares minus 20%;

- in the event of breach of contract, a 30% penalty over the fair value of the shares is payable by the party responsible for the breach.

It is to be noted that, at present, the possibility of these rights being exercised is deemed to be unlikely.

> Benetton Korea Inc. Benetton Korea Inc. Is a Korean company which is 50%-owned by Benetton Japan Co. Ltd (a company indirectly wholly-owned by Benetton Group S.p.A.), 25%-owned by Mr. Chang Sue Kim (an individual investor), and 25%-owned by F&F Co., Ltd. (a Korean company).

The shareholders' agreements include a call option in favor of Benetton over the shareholdings held by the Korean partners. This option can be exercised at any time, given that the proposed price formula considers the Shareholders' equity at the exercise date of the option, as well as a perpetuity calculated on the basis of the average net profit over the previous two years.

It is to be noted that, at present, the possibility of this option being exercised is deemed to be unlikely.

> Contingent liabilities. With respect to other contingent liabilities linked to pending disputes for an estimated amount of approximately Euro 24 million, the Group has not deemed it to be necessary to make related provisions because it believes that the probability of an outlay is very remote. It is, however, prudent to highlight a dispute generated by a letter of intent signed by Benetton Group S.p.A. and an Argentinean company in 1985 in order to formalize a licensing agreement which was not subsequently converted into a contract. The dispute includes two claims: one in Italy, which was resolved in 1996 with a judgment in Benetton's favor (which became final the following year), and one in Argentina, which was resolved in 2001 with a judgment against Benetton and damages awarded in the amount of Euro 2.2 million. Based on the 1987 Italo-Argentinean agreement of mutual assistance and recognition and execution of sentences related to civil matters, the judgments delivered by Argentinean courts cannot be recognised in Italy if they go against another judgment issued by Italian courts for a dispute on the same issue between the same two parties. This rule was subsequently confirmed by Italian law no. 218/95, which regulates Italian private international law, establishing that foreign judgments are recognised in Italy only if, among other things, they do not contradict another judgment delivered by an Italian court which has passed in rem judicatem. Therefore, in 2002, the company requested the Venice Court of Appeal, which has jurisdiction over this matter, to issue a declaration of non-enforceability of the Argentinean judgment in Italy. Although the opposing party petitioned for an opposing claim and belatedly appealed against the Italian judgment in 2003, the risk of losing the case is deemed to be remote.

28. Adoption of International Financial Reporting Standards (IFRS)

> Transition to IFRS

> Developments in the regulatory framework. European Community Regulation (EC) 1606/2002, implemented by the Italian legislature through Law 306/2003, requires companies quoted in regulated European markets to adopt international accounting and financial reporting standards (IFRS) for preparing their consolidated financial statements as from January 1, 2005. The Italian government subsequently approved, on February 25, 2005, the legislative decree to implement the options allowed by article 5 of Regulation (EC) 1606/2002, which made it optional for quoted companies to adopt IFRS for their 2005 financial year but mandatory as from the 2006 financial year. As far as 2005 is concerned, the Benetton Group has elected to apply IFRS to its consolidated financial statements only.

Except for IAS 32 and 39, all the international accounting standards and related interpretations in existence on September 14, 2002 were ratified by the European Commission upon adopting Regulation 1725 on September 29, 2003. The European Commission adopted a series of Regulations during 2004 to ratify international accounting and financial reporting standards that were subsequently published and revised. In detail, the following Regulations were issued:

- no. 707 of April 6, 2004 which ratified IFRS 1 "First-time adoption of International Financial Reporting Standards";

- no. 2086 of November 19, 2004 which ratified IAS 39, with some limitations;

- nos. 2236, 2237 and 2238 of December 29, 2004 which ratified IAS 32, IFRIC 1, other standards revised by the IASB and the new IFRS issued in March 2004;

- no. 211 of February 4, 2005 which ratified IFRS 2.

The version of IAS 39 approved by Regulation (EC) no. 2086/2004 differs from the text approved by the IASB; the Benetton Group will apply IAS 39 in the version published by the IASB.

> IFRS conversion process for the Benetton Group

Up to and including first quarter 2005, the Group prepared its consolidated financial statements and other periodic information (quarterly and half-yearly) in accordance with Italian accounting standards (Italian GAAP).

As from the half-year report for 2005, periodic consolidated reports are being prepared in accordance with IFRS, while, in the case of the annual report of the Parent Company Benetton Group S.p.A., these standards will be adopted as from financial year 2006.

Considering this and taking into account the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 containing the guidelines for EU listed companies concerning methods for the transition to IFRS, as well as the Regolamento Emittenti (Issuers' Regulations), as modified by CONSOB (the Italian S.E.C.) by Resolution no. 14990 of April 14, 2005, following, among other things, adoption of International Accounting Principles for interim reporting, the information required by IFRS 1 is illustrated below. In particular, this information considers the effect resulting from conversion to IFRS on the consolidated balance sheet on the consolidated income statement and the consolidated cash flow statements for year 2004.

The following have been prepared for this purpose:

- notes concerning the rules for first-time application of IFRS (IFRS 1) and other selected IFRS, including management's assumptions regarding the IFRS and their interpretations which will be in force and the accounting policies which will be adopted for the purposes of preparing the first complete set of IFRS financial statements as at December 31, 2005;

- reconciliations between consolidated shareholders' equity reported under the previous accounting standards and that under IFRS at the following dates:

- date of transition to IFRS (January 1, 2004);

- date of last consolidated financial statements prepared under the previous accounting standards (December 31, 2004);

- reconciliation between the 2004 results in the full year financial statements prepared under the previous accounting standards and those prepared under IFRS;

- comments on the reconciliations;

- the comments to the main changes made to the cash flow statement following the introduction of the new accounting standards;

- the IFRS consolidated balance sheet as at January 1 and December 31, 2004, and the IFRS consolidated income statement for 2004.

As described in greater detail in the sections below, the IFRS consolidated balance sheet and the IFRS consolidated income statement were prepared by applying the relevant IFRS reclassifications and adjustments to consolidated financial data, presented in accordance with Italian accounting standards, in order to reflect the changes to presentation, recognition, and measurement criteria as required by the IFRS.

With reference to the optional exemptions contained in IFRS 1, the following elections have been followed:

> Valuation of property, plant and equipment and intangible assets. IFRS 1 allows the original depreciated/amortized cost to be replaced with the asset's fair value or, if certain requirements are met, with its revalued cost. The Benetton Group is not making use of this exemption, since it has adopted the criterion of depreciated/amortized historic cost for valuing its property, plant and equipment and intangible assets.

> Reserve for net exchange differences arising from the translation of the financial statements of foreign subsidiaries. IAS 21 states that the differences arising from translation of the financial statements of a foreign consolidated company must be classified as a separate item in shareholders' equity, which is transferred to the income statement when the company is sold. The Group has adopted the option allowed by IFRS 1 to apply IAS 21 on an onward basis, assuming that, at the date of transition to IFRS, the translation reserve is zero.

> Business combinations. IFRS 1 states that, at the transition date, the choice can be made not to apply IFRS 3 "Business Combinations" retrospectively to business combinations which took place before the IFRS transition date. The Benetton Group has made use of this exemption and has adopted IFRS 3 on an onward basis, as from January 1, 2004, even though the effects of its application at the transition date would be minimal.

> Hybrid financial instruments. IAS 32 "Financial instruments: recognition and measurement" states that the components of hybrid financial instruments must be divided between liabilities and shareholders' equity. IFRS 1 allows the non-separation of the two components if the liability element no longer exists at the transition date. The Benetton Group does not hold any hybrid financial instruments.

> Financial instruments accounted for in accordance with previous standards. Even though it is permitted to adopt IAS 32 and 39 "Financial instruments" for annual financial statements of financial years commencing as from January 1, 2005, the Benetton Group has decided to apply this standard earlier with effect from January 1, 2004.

> Date of designation of financial instruments as "instruments at fair value with changes through profit and loss" or "available for sale". IAS 39 allows a financial instrument to be recorded upon initial recognition either in the category "financial assets and liabilities at fair value with changes through income statement" or in the category "available for sale assets". IFRS 1 allows these designations to be made on the IFRS transition date and the Benetton Group has elected to adopt this option.

> Derecognition of financial assets and liabilities. IAS 39 requires recognition in the opening balance sheet at January 1, 2004 of financial assets and liabilities, other than derivatives, which were previously derecognised under the former accounting standards. However, IFRS 1 provides for an option to apply the principle of "derecognition" on an onward basis, meaning that it is applicable to financial assets and liabilities, other than derivatives, purchased after the transition date. The Benetton Group does not have any cases which would lead to adoption of the exemption in question.

> Share-based payments. IFRS 2 (Share-based payments) may be applied to annual financial statements of years commencing as from January 1, 2005; the Benetton Group has decided to adopt the standard on an onward basis as from the 2004 financial year.

> Employee benefits. Under IAS 19 a first-time adopter may elect to recognise all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses. Benetton Group has decided to adopt the standard from the 2004 financial year.

> Principal effects of applying IFRS to the opening balance sheet as at January 1, 2004 and to the consolidated financial statements as at December 31, 2004

The differences emerging from the application of IFRS compared with Italian GAAP and the elections made by the Benetton Group in relation to the accounting options contained in the IFRS require the restatement of accounting data prepared under the previous Italian regulations governing financial statements, with effects on the Group's shareholders' equity and net income.

In particular, the main adjustments, shown before tax and minority interests, are as follows:
	Shareholders'	Shareholders'	Net
	equity as at	equity as at	income
(thousands of Euro)	01.01.2004	12.31.2004	year 2004
Total amounts (Parent Company portion and minority interests
portion) under Italian GAAP	1,186,660	1,237,159	122,582
less - minority interests portion	(12,799)	(6,840)	492
Parent Company portion under Italian GAAP	1,173,861	1,230,319	123,074

Adjustments to financial statements for IFRS:
a) reversal of monetary revaluations (IAS 16)	(3,085)	(2,896)	189
b) reversal of start-up and expansion costs (IAS 38)	(7,361)	(3,496)	3,865
c) reversal of goodwill amortization (IFRS 3)	-	721	721
d) straight-line lease installments (IAS 17)	(4,357)	(1,098)	3,308
e) recognition of deferred tax assets (IAS 12)	-	7,146	7,146
f) different tax rate for calculation of "profit in stock" (IAS 12)	73	1,334	1,261
g) discounting of employee benefits to present value (IAS 19)	3,825	4,207	373
h) cost of stock options (IFRS 2)	-	-	(722)
i) derivatives for interest rate risks (IAS 39)	(9,653)	(4,963)	4,690
l) derivatives for exchange rate risks (IAS 39)	1,100	139	(264)
m) securities available for sale (IAS 39)	262	301	(43)
n) impairment loss adjustments for non-current assets (IAS 36)	-	(35,683)	(35,951)
o) provisions for risks and future charges (IAS 37)	4,494	-	(4,563)
p) exchange differences on equity investment disposals (IAS 21)	-	-	69

Tax effect on reconciling items	4,215	10,019	5,684
Minority interests in reconciling items	(194)	(41)	(41)
Parent Company portion under IFRS	1,163,180	1,206,009	108,796

> Comments on the main IFRS adjustments to items in the balance sheets as at January 1, 2004 and December 31, 2004 and the statement of income for year 2004

a) Reversal of monetary revaluations (IAS 16). In the past, some categories of property, plant and equipment underwent monetary revaluations which were permitted or obligatory under Italian and Spanish law; the amount of these revaluations did not equate to the fair value of these assets and, so, has been eliminated from the value of assets, as has the corresponding reserve under shareholders' equity.

Effects:

- on shareholders' equity as at January 1, 2004: decrease of Euro 3,085 thousand, before a positive tax effect of Euro 607 thousand;

- on shareholders' equity as at December 31, 2004: decrease of Euro 2,896 thousand, before a positive tax effect of Euro 605 thousand;

- on net income for year 2004: increase of Euro 189 thousand (lower depreciation and other expenses), before a negative tax effect of Euro 2 thousand;

b) Reversal of start-up and expansion costs (IAS 38). Start-up and expansion costs do not meet the capitalization requirements under IFRS and must, therefore, be expensed to income.

Effects:

- on shareholders' equity as at January 1, 2004: decrease of Euro 7,361 thousand, before a positive tax effect of Euro 2,136 thousand;

- on shareholders' equity as at December 31, 2004: decrease of Euro 3,496 thousand, before a positive tax effect of Euro 947 thousand;

- on net income for year 2004: increase of Euro 3,865 thousand (lower amortization), before a negative tax effect of Euro 1,189 thousand.

c) Reversal of goodwill amortization (IFRS 3). IFRS 3 eliminates the concept of goodwill amortization, replacing it with a periodic, at least once a year, impairment test; this provision has had a limited effect on the Benetton Group financial statements, since the amounts previously recorded as "Goodwill" in the consolidated balance sheet related mainly to lease surrender payments for obtaining the lease of buildings for use as stores (key money). This key money is amortized over the term of the associated lease contracts with the exception of French and Belgian "fonds de commerce", which are amortized over 20 years.

Effects:

- on shareholders' equity as at January 1, 2004: none, since application is onward-going;

- on shareholders' equity as at December 31, 2004: increase of Euro 721 thousand;

- on net income for year 2004: increase of Euro 721 thousand.

d) Straight-line lease payments (IAS 17). For the purposes of IAS 17, lease payments, both payable and receivable, have been recognised on a straight-line basis over the term of the related contracts. The Benetton Group has entered into lease contracts in the USA and UK with increasing lease payments. For the purposes of determining the income or charge for each period in accordance with IFRS, it has therefore been necessary to split these payments into equal amounts over the term of each lease contract.

Effects:

- on shareholders' equity as at January 1, 2004: decrease of Euro 4,357 thousand;

- on shareholders' equity as at December 31, 2004: decrease of Euro 1,098 thousand;

- on net income for year 2004: increase of Euro 3,308 thousand.

The positive impacts in the year 2004 were mainly due to early termination of some lease contracts, with the resulting release to income of the accrued expenses outstanding at the time.

e) Recognition of deferred tax assets (IAS 12). Deferred tax assets may only be recorded under Italian GAAP if their recovery is reasonably certain. Under IAS 12 on the other hand, it is sufficient for recovery to be probable. This has resulted in the recognition for IFRS purposes of assets relating to future tax benefits from carried forward tax losses which the Group regards as recoverable.

Effects:

- on shareholders' equity as at January 1, 2004: none, since there were no items likely to be recovered;

- on shareholders' equity as at December 31, 2004: increase of Euro 7,146 thousand;

- on net income for year 2004: increase of Euro 7,146 thousand.

f) Different tax rate for calculation of "profit in stock" (IAS 12). For the purposes of eliminating the intercompany margin contained in the value of goods in stock, the application of IAS 12 within Benetton requires that the tax effect be calculated using the tax rate of the acquirer instead of that of the vendor. Previously that effect was based on the tax rate of the vendor.

Effects:

- on shareholders' equity as at January 1, 2004: increase of Euro 73 thousand;

- on shareholders' equity as at December 31, 2004: increase of Euro 1,334 thousand;

- on net income for year 2004: increase of Euro 1,261 thousand.

g) Discounting of employee benefits to present value (IAS 19). Italian GAAP requires the liability for TFR (employee termination indemnity) to be recorded at nominal value calculated as provided in the Civil Code; under IFRS, TFR falls into the category of benefit plans subject to actuarial valuation, with recognition at transition date of all actuarial gains and losses.

Effects:

- on shareholders' equity as at January 1, 2004: increase of Euro 3,825 thousand, before a negative tax effect of Euro 1,262 thousand;

- on shareholders' equity as at December 31, 2004: increase of Euro 4,207 thousand, before a negative tax effect of Euro 1,385 thousand;

- on net income for year 2004: increase of Euro 373 thousand, before a negative tax effect of Euro 123 thousand.

h) Cost of stock options (IFRS 2). Italian GAAP does not lay down any particular accounting treatment for stock option plans; such plans are not reflected in the financial statement numbers, but are only described. IFRS 2 considers stock options to be in the category of "share-based payments" and requires them to be measured at fair value at the time of their grant, recognizing an expense in the income statement and a corresponding credit in shareholders' equity reserves.

Effects:

- on shareholders' equity as at January 1, 2004: none (no plan existing at that date);

- on shareholders' equity as at December 31, 2004: none, since the effect on the income statement offsets the matching effect on shareholders' equity;

- on net income for year 2004: decrease of Euro 722 thousand, related to the last four months of 2004 (the stock options plan approved in September 2004).

i) Derivatives for interest rate risks (IAS 39). The Benetton Group holds Interest Rate Swaps (IRS) to manage the risk of changes in interest rates. IRS qualify for treatment as hedging instruments under Italian GAAP, meaning that only the difference between interest paid and that received was booked directly to the income statement on an accruals basis. For the purposes of IFRS, the derivative instruments in question do not meet all the formal requirements of IAS 39 for recognition as hedges, meaning that outstanding IRS have been measured at fair value at the transition date and at December 31, 2004, with the related differences booked to the income statement.

Effects:

- on shareholders' equity as at January 1, 2004: decrease of Euro 9,653 thousand, before a positive tax effect of Euro 3,185 thousand;

- on shareholders' equity as at December 31, 2004: decrease of Euro 4,963 thousand, before a positive tax effect of Euro 1,636 thousand;

- on net income for year 2004: increase of Euro 4,690 thousand, before a negative tax effect of Euro 1,549 thousand.

l) Derivative instruments for exchange rate risks (IAS 39). The effects of marking to market the exchange component of currency hedging instruments relating to future sales have been included for IFRS purposes in a specific reserve under shareholders' equity; changes in the value of these hedges were previously booked to the income statement. In addition, in the case of hedges relating to receivables, the derivative's total "mark to market" valuation is now recorded in the income statement, whereas, previously, the income statement reflected the exchange component and the portion of the interest component relevant to that period.

Effects:

- on shareholders' equity as at January 1, 2004: increase of Euro 1,100 thousand, before a negative tax effect of Euro 378 thousand;

- on shareholders' equity as at December 31, 2004: increase of Euro 139 thousand, before a negative tax effect of Euro 46 thousand;

- on net income for year 2004: decrease of Euro 264 thousand, before a positive tax effect of Euro 103 thousand.

m) Securities available for sale (IAS 39). Investments of liquid funds in securities have been reclassified into the IAS 39 category "Available for sale financial assets" and consequently measured at fair value, with any effect booked to shareholders' equity, whereas, previously, they were valued at the lower of historic cost and market value.

Effects:

- on shareholders' equity as at January 1, 2004: increase of Euro 262 thousand, before a negative tax effect of Euro 73 thousand;

- on shareholders' equity as at December 31, 2004: increase of Euro 301 thousand, before a negative tax effect of Euro 81 thousand;

- on net income for year 2004: decrease of Euro 43 thousand, before a positive tax effect of Euro 19 thousand.

n) Impairment loss adjustments to non-current assets (IAS 36). In the absence of an Italian accounting standard providing precise guidance on testing carrying value of non-current assets, the Benetton Group previously used to write down the value when:

a) it was decided to dispose of an asset or a group of assets; a typical example would be the decision to close a store, which involved estimating the costs of closure and adjusting the value of associated investments to their market value;

b) there was some indisputable sign of permanent loss in value by a particular fixed asset (for example following an expert valuation).

A special valuation mechanism was used to analyze investments in stores, both directly operated ("retail") and those operated by third parties ("wholesale"). This type of investment (leasehold improvements, key money, furnishings) was tested on a country level, considering all stores in a single country as a whole.

The Euro 35.7 million adjustment arose from the following:

a) adoption of IAS 36, which eliminated the concept of the "permanent" of the loss of value and which set stringent rules for assessing the "value in use" of each individual asset and for identifying in commercial terms the individual store as the Cash Generating Unit, with the calculation of the present value of net cash flows generated by that CGU;

b) modification of the procedure for analyzing the return on capital employed of individual stores.

This resulted in a certain number of write-downs of assets connected with stores which were insufficiently profitable when considered individually.

Effects:

- on shareholders' equity as at January 1, 2004: none, because the change is attributable to 2004;

- on shareholders' equity as at December 31, 2004: decrease of Euro 35,683 thousand, before a positive tax effect of Euro 8,345 thousand;

- on net income for year 2004: decrease of Euro 35,951 thousand, before a positive tax effect of Euro 8,426 thousand.

o) Provisions for risks and future charges (IAS 37). Certain provisions contained in the Italian GAAP financial statements as at December 31, 2003, made as a result of the decision for early termination of some lease contracts, did not meet all the formal requirements of IAS 37 for recognition as a liability and so were reversed at the transition date; the expense of terminating these contracts was therefore carried forward to the first half of 2004.

Effects:

- on shareholders' equity as at January 1, 2004: increase of Euro 4,494 thousand;

- on shareholders' equity as at December 31, 2004: no effect;

- on net income for year 2004: decrease of Euro 4,563 thousand.

p) exchange differences on equity investment disposals (IAS 21). The Benetton Group has applied IAS 21, which requires exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded, to be recorded as income or expenses in the period in which they arise.

Effects:

- on shareholders' equity as at January 1, 2004: no effect;

- on shareholders' equity as at December 31, 2004: no effect;

- on net income for year 2004: increase of Euro 69 thousand.

29. Summary of significant differences between IFRS and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the European Commission for use in the European Union (IFRS). In all material respects, this is also in accordance with full IFRS as published by IASB.. IFRS varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements. The principal differences between IFRS and U.S. GAAP for the Group are quantified and described below.

(a) Transaction between entities under common control. The Group entered in purchases of companies with its parent, Edizione Holding S.p.A., the prices paid were based upon independent appraisals and the excess of the purchase price over the book value was allocated to specific intangible assets and the remainder to goodwill. As permitted by IFRS 1 the Group did not retroactively applied IFRS 3 accordingly the previous accounting treatment under Italian GAAP was carried forward as of January 1, 2004.

Under U.S. GAAP, transactions between entities under common control should not result in gains or losses, or increases in asset carrying values. Accordingly, the excess of the purchase price allocated to intangibles and goodwill along with the related amortization expense recognised as a result of these transactions historically have been reversed in the accompanying reconciliation.

The adjustments for 2004 and 2005 refer to the amortization of the excess of the purchase price allocated to intangible assets relevant to the assets held by the Group. Additionally in 2005, there has been an impairment charge under IFRS of intangible assets and goodwill that were not recognized for U.S. GAAP purposes.

(b) Deferred income taxes. Under IFRS, unrealized intragroup profits derived from intercompany transactions are eliminated in consolidation. Deferred income taxes on these temporary differences are recognized using the buyer's substantially enacted tax rate.

U.S. GAAP precludes a company from reflecting a tax benefit or expense from intercompany transactions, until the asset has been sold to a third party or fully amortized if it is a long-lived asset. The tax paid by the seller should be defered rather than computing a deferred tax asset for the temporary difference.

(c) Goodwill. Under IFRS the Group adopted the provision of IFRS 3 on January 1, 2004. As permitted by IFRS 1 the Group did not retroactively applied IFRS 3 accordingly the previous accounting treatment under Italian GAAP was carried forward as of January 1, 2004. As result goodwill recognised relating to acquisitions is no longer amortized but subject to impairment test at least annually. Prior to January 1, 2004 Goodwill was amortized over 10 years. Under U.S. GAAP, the Group adopted the provisions of FAS 142 on January 1, 2002 and a result, goodwill relating to purchase acquisitions is no longer amortized but subject to impairment test at least annually. The higher carrying amount at January 1, 2004 resulted in an impairment charge under U.S. GAAP during 2005 as a result of the annual impairment test.

(d) Restructuring expenses. The Group recorded under IFRS provisions for cost associated with an exit activity such as costs incurred as part of a store closure, including costs to exit a lease contract when the plans for store closures or sales have been decided by management and the counterpart are informed. Additionally the Group has recorded provisions for onerous contracts where the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it. Such provisions relate to leasehold properties which it is committed to vacate or which are already vacant..

Under U.S. GAAP a provision for costs to terminate a contract before the end of its term shall be recognised and measured at its fair value when the entity terminates the contract in accordance with the contract terms. Additionally a provision for onerous contracts for leasehold properties can only be made at the cease-use date.

Application of these provisions can result in differences in the timing of recognition of the provisions for exit cost or for onerous contracts. The reconciling items in 2004 and 2005 reflect the reversal of the provisions that do not qualify for recognition as a liability under U.S. GAAP and the charge to the income statement of the provisions that qualify for recognition during the year under U.S. GAAP.

(e) Employee benefits. The Group's employees in its Italian operations receive when they leave the Company a termination indemnity benefit. In accordance with Italian Severance Pay Statutes, the Group is registered to record an indemnity liability for severance of employment. Under IFRS this benefit is treated as a defined benefit plan and is accounted based on actuarial calculations. Actuarial gains and losses arising on changes to the underlying assumptions that are incorporated into the calculation of defined the benefit plans are accounted for in the income statement using the corridor method.

Under U.S. GAAP in accordance with EITF 88-1 the Group elected to record the employee termination indemnity at present value of the vested benefits to which the employee is entitled if the employee separates immediately.

Reconciliation of consolidated net income (loss) and shareholders' equity from IFRS to U.S. GAAP
	(thousands of Euro) (1)	2004	2005
	Net income:
	Net income attributable to Shareholders of
	the Parent Company as reported under IFRS	108,795	111,873

(a)	Transaction between entities under common control	2,423	7,355
(b)	Deferred income taxes	(1,261)	(19,384)
(c)	Goodwill	-	(3,055)
(d)	Restructuring expenses	(1,825)	1,844
(e)	Employee benefits	(373)	567
	Tax effect of reconciling adjustments	(787)	(3,219)
	Net income in accordance with U.S. GAAP	106,972	95,981
	Basic and diluted earnings per share amounts in accordance with U.S. GAAP	0.59	0.53
	Earnings per share basic and diluted	0.59	0.53

	Shareholders' equity attributable to shareholders of
	the Parent Company as reported under IFRS (2)	1,206,009	1,261,910

	Items increasing (decreasing) shareholders' equity:
(a)	Transaction between entities under common control	(21,695)	(14,340)
(b)	Deferred income taxes	(1,334)	(20,718)
(c)	Goodwill	3,055	-
(d)	Restructuring expenses	8,224	10,068
(e)	Employee benefits	(4,207)	(3,640)
	Tax effect of reconciling adjustments	1,368	(1,852)
	Balance in accordance with U.S. GAAP	1,191,420	1,231,428

(1) Except per share data, which are in Euro.

(2) Group interest in the Shareholders' equity does not include minority interests.

> Comprehensive income

Since 1998, the Company has adopted SFAS 130 "Reporting Comprehensive Income"; the components of comprehensive income for U.S. GAAP purposes are as follows:

(thousands of Euro)	12.31.2004	12.31.2005
Net income in accordance with U.S. GAAP	106,972	95,981

Other comprehensive income:
- foreign currency translation adjustments	2,616	4,543
- unrealized gains/(losses) on available for sale securities	55	(185)
- change in fair value of derivative designated as hedges	(466)	(803)
- pension plan: minimum liability	-	-
Comprehensive income	109,177	99,536

All amounts are presented net of related tax effects, if any.

Disclosure of Accumulated other comprehensive income:
(thousands of Euro)	Foreign currency translation	Unrealized gains/(losses) on securities	Change in fair value of derivative designated as hedges	Accumulated other comprehensive income
Balance as at January 1, 2004	(11,948)	130	1,392	(10,426)
Current-period change	2,616	55	(466)	2,205
Balance as at December 31, 2004	(9,332)	185	926	(8,221)
Current-period change	4,543	(185)	(803)	3,555
Balance as at December 31, 2005	(4,789)	-	123	(4,666)

Statements of changes in Shareholders' equity
(thousands of Euro)	Common shares	Share Capital	Additional paid-in capital	Deferred compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income	Treas. shares	Consolidated shareholders' equity
BALANCES, December 31, 2003	181,558,811	236,026	56,574	-	868,339	-	(10,426)	-	1,150,513
Stock split	-	-	-	-	-	-	-	-	-
Translation adjustment	-	-	-	-	-	2,616	2,616	-	2,616
Unrealized gains/(losses) on available securities	-	-	-	-	-	55	55	-	55
Stock based compensation	-	-	5,816	(5,094)	-	-	-		722
Dividends declared/paid	-	-	-	-	(68,992)	-	-	-	(68,992)
Change in fair value of derivative designated as hedges	-	-	-	-	-	(466)	(466)	-	(466)
Net income	-	-	-	-	106,972	106,972	-	-	106,972
Comprehensive income	-	-	-	-	-	109,177	-	-	-
BALANCES, December 31, 2004	181,558,811	236,026	62,390	(5,094)	906,319		(8,221)	-	1,191,420
Stock split	-	-	-	-	-	-	-	-	-
Translation adjustment	-	-	-	-	-	4,543	4,543	-	4,543
Unrealized gains/(losses) on available securities	-	-	-	-	-	(185)	(185)	-	(185)
Stock based compensation	-	-	-	2,202	-	-	-	-	2,202
Dividends declared/paid	-	-	-	-	(61,730)	-	-	-	(61,730)
Change in fair value of derivative designated as hedges	-	-	-	-	-	(803)	(803)	-	(803)
Net income	-	-	-	-	95,981	95,981	-	-	95,981
Comprehensive income	-	-	-	-	-	99,536	-	-	-
BALANCES, December 31, 2005	181,558,811	236,026	62,390	(2,892)	940,570		(4,666)	-	1,231,428

Recent Accounting Pronouncements

> SFAS No. 153, "Exchanges of Non-monetary Assets". In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," an amendment of APB Opinion No. 29. This Statement addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB 29 and replaces it with an exception for exchanges that do not have commercial substance. Benetton will adopt the Statement from January 1, 2006. The adoption is not expected to have a material impact on the Group's financial position or results of operations.

> SFAS No. 154, "Accounting Changes and Error Correction". In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Correction" and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognised by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. Benetton will adopt the statement from January 1, 2006. This statement will become applicable to the Group if it either has to correct an error or change in accounting principle.

> SAB 107, "Share-Based Payment". In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107, "Share-Based Payment." SAB 107 provides guidance regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, including guidance related to valuation methods, the classification of compensation expense, non-GAAP financial measures, the accounting for income tax effects of share-based payment arrangements, disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123(R), and modifications of options prior to the adoption of SFAS 123(R). Benetton will adopt SFAS 123(R) and SAB 107 from January 1, 2006. The company is currently evaluating the impact that the adoption of SAB 107 will have on the financial position and results of operations.

> SFAS No. 123 (Revised 2004) - "Share-Based Payment". In December 2004, the FASB issued Statement No. 123(R), which was originally effective as of the first interim or annual reporting period that began after 15 June 2005; this effective date was subsequently amended to the beginning of the fiscal year beginning after 15 June 2005. Statement No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. As the Group has already elected to follow the fair value method encouraged by SFAS No. 123 in its US GAAP financial statements, adoption of this Statement is not expected to have a material impact.

> EITF 05-06, "Determining the Amortization Period for Leasehold Improvements". In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements." EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements' useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB's ratification, which was on June 29, 2005. Benetton will adopt EITF 05-06 from January 1, 2006 and this adoption is not expected to have a material effect on our financial position, cash flows or results of operations.

> EITF 04-13, "Accounting for purchases and sales of inventory with the same counterparty". In September 2005, EITF reached consensus on Issue No. 04-13 "Accounting for purchases and sales of inventory with the same counterparty" ("EITF 04-13"). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which non-monetary exchanges of inventory within the same line of business should be recognised at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. Benetton will adopt EITF 04-13 from January 1, 2007. The adoption of EITF 04-13 is not expected to have a material impact on our financial position and results of operations.

> FSP 13-1, "Accounting for Rental Costs Incurred During a Construction Period". In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred During a Construction Period," to clarify the proper accounting for rental costs incurred on building or ground operating leases during a construction period. The FSP requires that rental costs incurred during a construction period be expensed, not capitalized. Benetton will adopt FSP 13-1 from January 1, 2006. The company is currently evaluating the impact that the adoption of FSP 13-1 will have on the financial position and results of operations.

> FSP FIN46(R)-5, "Implicit Variable Interests under FASB Interpretation No. 46". In March 2005 was issued and addressed whether a reporting entity has an implicit variable interest in a variable interest entity or potential variable interest entity when specific conditions exist. Implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. Benetton will adopt the FSP from January 1, 2006. The Company is currently evaluating the impact that the adoption of this FSP will have on the financial position and results of operations.

30. Other additional information

Companies and groups included in the scope of consolidation as at December 31, 2005
Name of the company	Location	Currency	Share capital	Group interest
Companies and groups consolidated on a line-by-line basis:

Parent Company
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	236,026,454.30

Italian subsidiaries
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100.000%
Olimpias S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100.000%
_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100.000%
Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100.000%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100.000%
Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100.000%
Società Investimenti e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100.000%
_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Eur	10,516,456	100.000%
Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100.000%

Foreign subsidiaries
_ Benetton Realty Russia O.O.O.	Moscow	Rur	473,518,999	100.000%
Benetton Deutschland GmbH (1)	München	Eur	2,812,200	100.000%
Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
Benetton Australia Pty. Ltd.	Sydney	Aud	500,000	100.000%
Benetton USA Corp.	Wilmington	Usd	84,654,000	100.000%
Benetton Holding International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
_ Benetton International S.A.	Luxembourg	Eur	133,538,470	100.000%
_ Benetton Denmark A.p.S.	Copenhagen	Dkk	125,000	100.000%
_ Benetton Giyim Sanayi ve Ticaret A.S.	Istanbul	Trl	7,000,000	50.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton Austria GmbH (1)	Salzburg	Eur	3,270,277.54	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190.38	100.000%
_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
_ Benetton Retail Deutschland GmbH	München	Eur	2,000,000	100.000%
_ New Ben GmbH	Frankfurt	Eur	5,000,000	51.000%
_ Benetton Trading Ungheria Kft.	Nagykallo	Huf	50,000,000	100.000%
_ Benetton Retail (1988) Ltd.	London	Gbp	58,200,000	100.000%
_ Benetton Retail Spain S.L.	Barcellona	Eur	10,180,300	100.000%
_ Benetton 2 Retail Comércio de Produtos Têxteis S.A.	Porto	Eur	500,000	100.000%
_ Benrom S.r.l.	Sibiu	Ron	1,416,880	100.000%
_ Benetton Istria D.O.O.	Rijeka	Hrk	4,075,000	100.000%
_ Benetton Textil - Confeçcão de Têxteis S.A.	Porto	Eur	100,000	100.000%
_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
_ Benetton Commerciale Tunisie S.à r.l.	Sousse	Tnd	50,000	100.000%
_ Benetton Croatia D.O.O.	Osijek	Hrk	2,000,000	100.000%
_ Benetton India Pvt. Ltd.	Gurgaon	Inr	409,241,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%
_ Benetton Trading USA Inc.	Lawrenceville	Usd	379,147,833	100.000%
_ United Colors of Benetton Do Brasil Ltda. (2)	Curitiba	Brl	78,634,578	100.000%

Name of the company	Location	Currency	Share capital	Group interest
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Shanghai Benetton Trading Company Ltd.	Shanghai	Cny	2,482,950	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton Real Estate Belgique S.A.	Bruxelles	Eur	14,500,000	100.000%
_ Benetton Real Estate Austria GmbH	Wien	Eur	2,500,000	100.000%
_ Benetton France S.à r.l.	Paris	Eur	99,495,711.60	100.000%
_ Benetton France Commercial S.A.S.	Paris	Eur	10,000,000	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Porto	Eur	100,000	100.000%
_ Benetton Realty Spain S.L.	Barcellona	Eur	15,270,450	100.000%
_ Benetton Real Estate Spain S.L.	Barcellona	Eur	150,250	100.000%

Investments in associated companies carried at cost:
_ Benetton Slovakia s.r.o. (1)	Dolny Kubin	Svk	135,000,000	100.000%
_ Benetton Beograd D.O.O. (3)	Belgrado	Eur	500	100.000%
_ Benetton Argentina S.A. (2)	Buenos Aires	Arp	500,000	100.000%
_ Benetton Realty Netherlands N.V. (3)	Amsterdam	Eur	45,000	100.000%
_ Real Estate Russia Z.A.O. (3)	St. Petersburg	Rur	10,000	25.000%

Investments in subsidiary companies carried at cost:
Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.333%

(1) In liquidation.
(2) Non-operative.
(3) Recently established company.

Valuation and qualifying accounts as of December 31, 2004 and December 31, 2005
Other provisions and medium-long term liabilities
(thousands of Euro)

Description	Balance at beginning of Period	Additions charged to Profit/Loss	Other (1)	Deductions	Balance at end of Period
Deducted in the Balance Sheets from the assets to which it applies:

Allowance for doubtful accounts
2004	95,870	39,240	(3,606)	(33,862)	97,642
2005	97,642	17,387	190	(32,391)	82,828

Inventory valuation reserve
2004	8,484	14,414	(149)	(4,938)	17,811
2005	17,811	12,476	439	(11,215)	19,511

Other reserves

- Reserve for other provisions
2004	13,187	30,231	(2,463)	(13,423)	27,532
2005	27,532	4,702	(2,391)	(15,147)	14,696

- Reserve for legal and tax risks
2004	12,274	4,533	2,360	(10,007)	9,160
2005	9,160	2,970	(196)	(2,336)	9,598

- Reserve for sales agents
2004	12,745	2,365	-	(812)	14,298
2005	14,298	3,543	(465)	(67)	17,309

Total other reserves
2004	38,206	37,129	(103)	(24,242)	50,990
2005	50,990	11,215	(3,052)	(17,550)	41,603

Other current provisions and liabilities

Other reserves
- Reserve for other provisions
2004	-	-	-	-	-
2005	-	1,306	836	-	2,142

- Risk reserve
2004	-	-	-	-	-
2005	-	7,259	2,429	-	9,688

Total other reserves
2004	-	-	-	-	-
2005	-	8,565	3,265	-	11,830

(1) Represents balances of acquired companies, transfers from other reserve accounts and the effect of translation adjustment.

Item 18: Financial Statements. Not applicable.

Item 19: Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Benetton agrees to provide the Securities and Exchange Commission, upon request, the Deposit Agreement among Benetton Group S.p.A. and Morgan Guaranty Trust Company of N.Y. as depositary and all holders from time to time of American Depository Receipts issued under the Deposit Agreement dated as at February 2, 1987 filed with the SEC on December 31, 2000 under Form 20-F.

5.1 Benetton agrees to provide the Securities and Exchange Commission, upon request, with a list showing the number and a brief identification of each material foreign patent for an invention not covered by a United States patent.

8.1 Significant subsidiaries as at the end of the year covered by this report: See "Organizational structure" in "Item 4. Information on the Company".

12.1 Section 302 Certification of Chief Executive Officer.

12.2 Section 302 Certification of Chief Financial Officer.

13.1 Section 906 Certification.

15.1 The Procedure for reporting complaints (whistleblowers) is available at the Company's website www.benettongroup.com/investors/.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BENETTON GROUP S.P.A.

/s/ LUCIANO BENETTON

_______________________

LUCIANO Benetton

Chairman

Date: June 26, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2005

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

Date: June 26, 2006

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

Date: June 26, 2006

 /s/ Pier Francesco Facchini

_______________________

Pier Francesco Facchini

Chief Financial Officer

EXHIBIT 13.1

 CERTIFICATION

Pursuant to 18 United States Code Paragraph 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned hereby certify that to our knowledge the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 of Benetton Group S.p.A., (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2006

/s/ Silvano Cassano

___________________

Silvano Cassano

Chief Executive Officer

/s/ Pier Francesco Facchini

______________________

Pier Francesco Facchini

Chief Financial Officer