Form 20-F
BENETTON GROUP SPA
filed 2007-06-27
CIK 849314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 182,675,492

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No []

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

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

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

References

4 Part I

5 1. Identity of Directors, Senior Management and Advisers

2. Offer Statistics and Expected Timetable

3. Key Information

11 4. Information on the Company

20 4A. Unresolved Staff Comments

5. Operating and Financial Review and Prospects

39 6. Directors, Senior Management and Employees

53 7. Major Shareholders and Related Party Transactions

55 8. Financial Information

9. The Offer and Listing

56 10. Additional Information

69 11. Quantitative and Qualitative Disclosures About Market Risk

73 12. Description of Securities Other than Equity Securities

74 Part II

75 13. Defaults, Dividend Arrearages and Delinquencies

14. Material Modifications to the Rights of Security Holders and Use of Proceeds

15. Controls and Procedures

76 16A. Audit Committee Financial Expert

16B. Code of Ethics

16C. Principal Accountant Fees and Services

77 16D. Exemptions from the Listing Standards for Audit Committee

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

79 Part III

80 17. Financial Statements

168 18. Financial Statements

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

The summary consolidated financial information detailed below for each of the years ended December 31, 2004, 2005 and 2006 has been derived from the Group's audited consolidated financial statements included in Item 17 of this annual report on Form 20-F. The financial information included in this section should be read in conjunction with these audited consolidated financial statements and the notes thereto.

The audited consolidated financial statements from which the summary consolidated financial information has been derived were prepared in accordance with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (IFRS). In all material respects, they are also in compliance with full IFRS as published by IASB. Accordingly, application of full IFRS as published by the IASB would not result in any changes to Benetton's financial statements. See Note 30 to the audited consolidated financial statements for details of the transition to IFRS.

In 2005 the Group prepared, for the first time, its financial statements under IFRS and the comparative financial statements have been restated from Italian GAAP.

IFRS differ in some respects to U.S. GAAP. Consolidated net income attributable to the Group and total shareholders equity has been reconciled to U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP see Note 31 to the Group's audited consolidated financial statements.

> Amounts in accordance with IFRS
	Year ended December 31,
Key operating data (millions of Euro)	2004	%	2005	%	2006	%
Revenues	1,704	100.0	1,765	100.0	1,911	100.0
Gross operating profit	775	45.5	770	43.6	806	42.2
Contribution margin	654	38.4	643	36.4	669	35.0
Adjusted EBITDA (1)	312	18.3	285	16.2	276	14.4
Operating profit	158	9.3	157	8.9	180	9.4
Net income of Shareholders of the Group	109	6.4	112	6.3	125	6.5
Basic earnings per share (Euro)	0.60		0.62		0.69
Diluted earnings per share (Euro)	0.60		0.62		0.68

	Year ended December 31,
Key financial data (millions of Euro)	2004	2005	2006
Total assets	2,601	2,407	2.561
Net working capital (2)	711	688	623
Net financial indebtedness (3)	441	351	369
Shareholders' equity attributable to the Group	1.206	1.262	1.319
Minority interests	7	13	22
Share capital	236	236	237
Weighted average number of shares outstanding	181,558,811	181,558,811	181,868,467

(1) Adjusted EBITDA consists of net income before income taxes, financial income, financial expenses and exchange differences, depreciation and amortization, impairment of property plant and equipment and intangible assets, and stock option cost. Adjusted EBITDA in 2004 included the effect of a provision for the closure of a number of stores in France, which, however, continued to operate throughout 2005, thus eliminating the need for the related provision. Adjusted EBITDA is not a measurement of performance under IFRS or U.S. GAAP and Adjusted EBITDA should not be considered an alternative to (a) operating profit or net income (as determined in accordance with generally accepted accounting principles) as a measure of the Group's operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of the Group's ability to meet cash needs or (c) any other measures of performance under IFRS or U.S. GAAP. Adjusted EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation, amortization and impairment charges, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of the Group's operating performance relative to other companies and of the Group's debt servicing ability. Because not all companies calculate Adjusted EBITDA in the same manner, the presentation of Adjusted EBITDA may not be comparable to the Adjusted EBITDA of other companies.

The following is a reconciliation of net income for the year to Adjusted EBITDA:
(millions of Euro)	2004		2005		2006
Net income for the year	108		114		128
Income taxes	28		20		31
Financial income	(22)		(24)		(38)
Financial expenses	44		47		56
Foreign currency hedging gains/(losses) and exchange differences	-		-		3
Depreciation and amortization	95		85		84
Impairment of property, plant and equipment and intangible assets	49		50		10
Stock option cost	1	(A)	2	(A)	2	(A)
Provisions for closure of stores/(Release of provisions for closure of stores)	9	(B)	(9)	(B)	-
Adjusted EBITDA	312		285		276

(A) Stock option cost is included in "Payroll and related costs" of financial statements in Item 17.

(B) Provisions for closure of stores/(Release of provisions for closure of stores) are included respectively in "Other expenses" and "Other income" of financial statements included in Item 17.

(2) Net working capital includes trade receivables net of allowances for doubtful accounts, inventories, trade payables, and other non-financial receivables and payables (i.e. VAT receivable and payable, other receivables and payables, company receivables and payables, taxes payable, deferred tax assets, accruals and prepayments, social security and employee payables, receivables and payables for the purchase of non-current assets).

(3) A reconciliation of net financial indebtedness is included in Item 5.B "Liquidity and capital resources".

> Amounts in accordance with U.S. GAAP
	(thousands of Euro except per share amounts and weighted average number of shares outstanding)
Year ended December 31,	2002	2003	2004	2005	2006
Net income	65,513	126,542	106,972	95,981	99,806
Weighted average number of shares outstanding	181,341,018	181,558,811	181,558,811	181,558,811	181,868,467
Earnings per share (1): Basic and diluted	0.36	0.70	0.59	0.53	0.55
Cash dividend per share (1) paid in each year	0.41	0.35	0.38	0.34	0.34
Shareholders' equity	1,096,791	1,150,513	1,191,420	1,231,428	1,276,486

(1) Since each ADS represents two ordinary shares, the financial data as it relates to an ADS may be calculated by multiplying the per share data by two.

> Dividends declared and paid
Year	Dividend per ordinary share (Euro)
2007 (1)	0.37
2006	0.34
2005	0.34
2004	0.38
2003	0.35
2002	0.41

(1) Dividend paid on May 4, 2007.

> Exchange rates

The following table sets forth, for each of the years indicated, the high, low, average and year-end exchange rate for converting United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in USD per Euro 1.00.

Year ended December 31,	High	Low	Average	End of Year
2002	1.05	0.86	0.95	1.05
2003	1.26	1.04	1.13	1.26
2004	1.36	1.18	1.24	1.35
2005	1.35	1.17	1.24	1.18
2006	1.33	1.19	1.26	1.32

The following table sets forth, for each month during the previous six months, the high and low exchange rate for United States Dollars into Euro based on the Noon Buying Rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. The Noon Buying Rates are expressed in USD per Euro 1.00.
	High	Low
December 2006	1.33	1.31
January 2007	1.33	1.29
February 2007	1.32	1.29
March 2007	1.34	1.31
April 2007	1.37	1.34
May 2007	1.36	1.34

B. Risk factors

Benetton's business is subject to the following risks:

> Benetton may not be able to continue to successfully implement its business strategy. Benetton seeks to employ a business strategy that (i) takes advantage of business opportunities that may develop in new geographical areas or business segments; (ii) correctly evaluates market potential; (iii) allocates resources generated from profitable markets to markets with growth potential; (iv) invests globally in specific skills and industries to ensure quality products and processes; (v) protects Benetton's brands, which are essential for successfully competing in the market; and (vi) integrates business models that are best suited to each local market (e.g. license vs. partnership, wholesale vs. retail) in which the Group operates. Failure to continue to successfully implement these elements of its business strategy could have a material adverse effect on the Group's business and results of operations.

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

> Benetton' business is to some extent sensitive to the weather. For example, an excessively mild winter, may lead to lower sales of higher margin winter products, which may have an adverse effect on the Group's financial condition and results of operations.

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

> The success of Benetton's strategies is influenced by the response of the sales network. In line with the Group's current business model, there is an incentive scheme in place for Benetton's network of commercial partners. The objective of this policy is to encourage partners to increase their investment capacity in order to open new stores, renew existing ones, and increase their ability to compete on price to the final consumer. The success of this strategy depends on the ability to motivate and incentivize the network by setting specific objectives and monitoring progress on a regular basis. If Benetton's sales partners are not incentivized to increase their investments, this could result in a loss of market share, which could have a material adverse effect on the Group's financial condition and results of operations. Furthermore, linked to the present model of business, there could be significant risks of delayed payments from customers or difficulties in the collection of receivables.

> Benetton is exposed to risks linked with its strategies. The Group strives to develop its existing commercial network and strengthen its brand. However, this growth is subject to Benetton being able to: (i) identify suitable markets and locations for new stores; (ii) maintain the service levels expected by customers by organizing and coordinating integrated production/logistics and commercial processes in order to meet the needs of an increasingly complex commercial calendar; (iii) avoid sales and profit margin decrease at third-party managed stores selling Benetton-branded goods when directly-managed megastores are opened in the same areas or shopping districts; (iv) manage inventories effectively; and (v) deliver goods on time. In addition, the Group's systems, procedures, controls, and resources need to be aligned to support its expansion plans. Moreover, there can be no assurance that this strategy will be successful or that the Group's overall net revenues will increase as a result. If the Group is unable to manage its expansion effectively and increase sales, this may have a material adverse effect on the Group's business, financial condition and results of operations.

> Benetton's success depends on its ability to anticipate and respond to changing trends. Sales and profitability levels also depend on the ability to anticipate and react immediately to changes in fashion trends and consumer tastes. If Benetton's collections do not meet with customers' approval, the Group will have lower than expected sales, a higher level of discounts, and reduced margins on goods sold. Although Benetton is constantly reviewing emerging consumer preferences, any failure by Benetton to identify and respond to such trends in a timely manner could have a material adverse effect on the Group's business and results of operations.

> The Group's growth and expansion strategy has led to an increase in fixed and operating costs. To strengthen Benetton's image and market share, Benetton has in recent years invested in directly owned retail stores, although the Group has traditionally distributed its products through a network of independent stores. At the end of 2006, the Group managed around 350 wholly-owned shops in strategic demographic and commercial locations. These retail stores have, however, led to an increase in fixed costs and operating expenses. These investments expose the Group to the additional risk that some of the chosen locations may turn out to be inadequate because of changes in the area's demographic profile or the location of shopping districts. Failure or changes in any areas in which the Group has stores could have a material adverse effect on the Group's business and results of operations.

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

> The protection of Benetton's intellectual property rights is subject to risks. To safeguard the rights on the Group's core products that are instrumental in the Group's success and competitiveness, including design, proprietary technologies and manufacturing processes, product and concept research, acknowledged trademarks, Benetton relies on the laws on business secrecy, unfair competition, trade dress, trademarks, patents, and copyrights. Nonetheless, trademark registration requests may not result in effective registrations, and even if registrations are granted, they may be ineffective and could be subsequently invalidated. Moreover, the actions undertaken to protect intellectual property rights may turn out to be ineffective against counterfeiting. In addition, the Group's know-how may become known to competitors, and Benetton may not be able to fully protect its intellectual property rights. Other companies may also develop products independently which are substantially similar or better to Benetton's, without infringing the Group's intellectual property rights. In addition, in some countries there is no legislation protecting proprietary rights. The already substantial amount of resources allocated to the protection of proprietary rights could be significantly increased should the level of infringement by third parties increase. Furthermore, judgments against Benetton in disputes relating to the Group's proprietary rights may (i) impose the granting of licenses to third parties or the requesting for licenses from third parties; (ii) prevent the production or sale of the Group's products; and (iii) lead to substantial losses.

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

> The Group is implementing a number of changes to its information technology systems which entail the risk of inaccurate transfer of data, as well as temporary downtime. In accordance with its strategic development plans, Benetton has begun changing and replacing its information technology systems. The changes primarily involve upgrading current business systems, developing system modifications, and purchasing systems with new features. Upgrades and modifications include risks, such as the inaccurate transfer of data and possible system downtime. If the Group is unable to implement the changes to its information technology system or if in the course of such implementation, data is not transferred accurately or if the system downtime cannot be minimized, its business and results of operations could be adversely affected.

> Benetton's sales and operating income may be influenced by foreign exchange rate and interest rate fluctuations. The Group's sales and operating income will continue to be influenced by foreign exchange rate fluctuations in the sale currencies, which in turn impact the prices of products sold, the cost of sales, and operating income. Foreign currency exchange rate fluctuations relative to the Euro may have an adverse effect on sales, operating income, and the international competitiveness of the production facilities of the various business units. Even an appreciation of the Euro could have an adverse effect on the Group's sales and operating income. While Benetton engages in foreign currency hedging in order to manage its foreign currency exposure, the strategies adopted may not be sufficient to protect operating income from the effects of future exchange rate fluctuations.

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

> Benetton is exposed to legal and compliance risks. Benetton's business should be operated in a manner that ensures the principal laws of Italy and the other countries in which the Group conducts business are observed, including those governing the activities of listed companies and their related groups (e.g. Italy's Securities Act, the US Securities Exchange Act, Italy's Issuers' Regulations, Regulations of Borsa Italiana S.p.A.) and those governing security, anti-trust and privacy. An unexpected event could interfere with the process of adopting section 404 of the Sarbanes-Oxley Act, forcing management to revise its priorities to ensure prompt compliance. The Group's international presence requires it to keep abreast of developments in various accounting standards and tax regimes to which it is exposed. Any difficulties in prompt compliance with these reporting and other requirements could have a material adverse effect on the Group's share price, financial condition or results of operations.

> Benetton's ADS holders may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights. Holders of American Depositary Shares ("ADS") may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in the voting materials. The depositary must try, as far as practical, subject to Italian law and the Group's Articles of Association, to vote the ordinary shares as instructed. The depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to successfully exercise their right to vote and they may have no recourse if their ordinary shares or other deposited securities are not voted as requested.

Item 4: Information on the Company

A. History and development of the Company

Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized and operating under the laws of Italy. It was established on March 2, 1965 as a partnership by the Benetton family in Ponzano Veneto, Italy. It was reorganized as a limited liability company in 1978. The Company then, in a corporate reorganization effective in December 1985, adopted the name Benetton Group S.p.A. and the type of joint stock company. Prior to June 1986, the Company was wholly-owned by the Benetton family. In June 1986, shareholders affiliated with the Benetton family sold shares representing approximately 11% of the ordinary shares to the public in Europe. (The Company received no proceeds from such offering). The Benetton family initiated the public offering of such ordinary shares in order to establish a liquid public market for the Company's ordinary shares and to facilitate the Company's access to the international capital markets.

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

The Company's principal place of business is located at Via Villa Minelli 1, 31050 Ponzano Veneto - TV, Italy.

Its telephone number is +39-0422-519111.

> Capital expenditures
	Year ended December 31,
(thousands of Euro)	2004	2005	2006
Property, plant and equipment:
- commercial network and real estate	96,295	46,203	117,125
- production facilities	21,866	18,697	25,321
- other investment	5,438	7,417	9,676
Total property, plant and equipment	123,599	72,317	152,122

Intangible assets:
- commercial network	19,129	40,320	36,307
- other investment	9,033	11,137	15,112
Total intangible assets	28,162	51,457	51,419
Total	151,761	123,774	203,541

In 2006, capital expenditures amounted to Euro 204 million compared to Euro 124 million in 2005 and Euro 152 million in 2004. Capital expenditures in 2006 mainly included Euro 153 million invested in connection with the acquisition of retailing companies and properties, upgrades and improvements. In 2006, capital expenditures relevant to production facilities amounted to around Euro 26 million.

In 2006, total investments in property, plant and equipment and intangible assets was Euro 204 million, including "Other investment", which refers primarily to software, concessions and licenses.

In 2006, the Group spent approximately Euro 153 million for the upgrade of the commercial network and the lease or acquisition of new locations. The majority of the investments in 2006 were made in Italy, in addition to Russia and countries of Eastern Europe, France, United States and Spain. Investment in production facilities consisted primarily of the construction of the new production plant in Croatia, as well as investment in plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens.

The remaining investments were mainly in intangible assets. The costs incurred for software licenses and in-house software development in 2006 amounted to approximately Euro 13 million, of which approximately Euro 6 million was for the implementation of integrated SAP software and related licenses.

In the first quarter of 2007, the Group invested approximately Euro 46 million in property, plant and equipment and intangible assets. Around 82% of investments in the first quarter of 2007 were made on the commercial network (mainly in Italy, Portugal and Eastern Europe countries); while about 8% of investments involved the production area and in particular the development of the production center in Tunisia and of the Castrette logistics hub.

In 2005, total investment in property, plant and equipment and intangible assets was Euro 124 million, including "Other investment", which refers primarily to software, concessions and licenses.

In 2005, the Group spent approximately Euro 87 million for the upgrade of the commercial network and the lease or acquisition of new locations. The majority of the investments in 2005 were made in Italy in addition to the United States, Spain, France, Japan and Belgium. Investments in production facilities consisted primarily of plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens, as well as the construction of a new production plant in Croatia.

The remaining investments were in intangible assets. The costs incurred for software licenses and in-house software development in 2005 amounted to approximately Euro 9 million, of which approximately Euro 4 million was for the implementation of integrated SAP software and related licenses.

In 2004, total capital expenditures came to approximately Euro 152 million. The Group spent approximately Euro 115 million for the upgrade of the commercial network and the lease or acquisition of new locations. The majority of the investments in 2004 were made in Italy, Spain, France and Belgium. Investments in production facilities consisted primarily of plant facilities and machinery such as looms, spoolers, thread spoolers and dye kitchens. The costs incurred for software licenses and in-house software development in 2004 amounted to approximately Euro 6 million, of which approximately Euro 3 million was for the implementation of integrated SAP software and related licenses.

> Disposals
	Year ended December 31,
(thousands of Euro)	2004	2005	2006
Property, plant and equipment	58,543	19,350	24,699
Intangible assets	3,111	835	4,032
Total	61,654	20,185	28,731

> Acquisition/Sales of investment

In August 2006, the subsidiary Benetton Retail Italia S.r.l. purchased 50% of the shares in Milano Report S.p.A. (formerly Innominato S.p.A. of the Percassi Group), which operates 48 retail stores, mostly in Lombardy, that sell the United Colors of Benetton, Sisley and Playlife brands. This deal represents an important step forward for Benetton in its strategy of developing and expanding the Benetton store network in Italy and abroad, including by internal means

B. Business overview

Benetton is among the leaders in the design, manufacture and marketing of distinctive apparel for men, women and children and is present in approximately 120 countries around the world.

The apparel business is the Group's core activity and it markets distinctive casual and leisure-wear under the following brand names: the casual "United Colors of Benetton" adult and children lines, the fashion-oriented "Sisley", and leisure-wear with "Playlife" and "Killer Loop" brands.

Benetton's philosophy of quality, knowledge and teamwork are the basis of its apparel business and the criteria with which the Group selects the granting of its licenses. Benetton licenses its trademarks for products manufactured by others in different sectors such as eyewear, fragrances, homeware, new born products, jewellery, watches, and sport-leisure accessories.

The Group produced approximately 134 million garments in 2006, distributed through a network of over 5,000 stores worldwide, offering a wide selection of styles in various store formats to satisfy the varying consumer demands of the many markets in which the Group operates.

From 2005, the Group's activities have been divided into three segments that provide the basis for effective decision-making and supply accurate and relevant information about the Group's performance. The three business segments are as follows:

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

> Apparel

In the last three years the Group focused on addressing speed, service and organization and offering greater services to the network and to the final customer.

Activities in the product area were stepped up as part of a dual strategy: to simplify collection structure and manufacturing processes and to accelerate the various operational stages.

The process of integrated planning has been imbued with creativity and product innovation, making it possible to pick up seasonal trends quickly and to reduce the time to market. Collaboration between product, operations and commercial functions has resulted in the creation of a full collection for each brand, structured according to a preordained but flexible calendar of releases to ensure a constant flow of new garments to stores on a precise and timely basis.

The structure of United Colors of Benetton ("UCB") collections has been modernized. They are now more structured and modular, featuring strong seasonal segmentation within two principal collections: an initial collection (known as Contemporary1) present in stores at the start of the season, followed by a second collection (Contemporary2), presented subsequently and which gives stores the chance to add new contents and styles to satisfy the requirements of their most demanding customers.

In addition, a new UCB line known as Trend follows in the wake of international fashion shows to address customers that are even more sensitive to market trends. Lastly, the product range is completed with just-in-time Projects, capable of presenting garments and accessories at any time during the season that perfectly meet the demands of the most "fashion conscious" consumers. Fall-Winter 2006 has seen the introduction of "continuative items", a very important service for stores which ensures that a collection's core products are restocked as quickly as possible through expedited orders via the internet.

An equally articulated, flexible structure has also been introduced for UCB kids and the Sisley brand, adapting the commercial calendar to their specific positioning.

The project Benetton TV became fully operational during the year. It is a new portal for Benetton partners (agents, clients, stores and buyers), that has made it possible, in a secure mode, to provide information to the entire Benetton commercial network in real time, including updates on initiatives (for example: new collections, reassortments, display methods and distance learning for employees) and to receive orders of reassortable items.

Of the Group's brands, United Colors of Benetton has better segmented its product range. Greater attention to male customers by expanding the assortments for this segment has resulted in these customers accounting for 14% of UCB sales and a medium term goal is to raise this percentage to 20%. In developing the male segment the focus has been on creating a dedicated prototype store with a specific concept, capable of highlighting the key features of the men's collection: quality, wearability and comfort.

A new premium collection for men and women - under the new Sisley Limited Edition brand, due to debut in 2007 - was studied, while the first Sisley Young collection for 8-12 year olds - consisting of garments conveying the personality of young fashion fans and their desire for independence - was presented in October with sales due to start at the end of March 2007. On the international front, expansion of the Sisley store network focused on France, with the inauguration of a new trend-setting store in Lyon and plans for another 12 new openings, Austria (a megastore in Vienna) and Ireland (a new store in Dublin) as well as the brand's debut on the large market of India (first Sisley stand alone store opened recently).

An important licensing agreement has been signed with the Allison group through 2013 for the design, production and worldwide distribution of corrective eyewear and sunglasses collections under United Colors of Benetton and Sisley brands. They will feature an exclusive "clip-on" system to change the color and shape of the frame.

Other highlights in the area of licensing include the 2005 agreement with Zorlu Holding, one of the largest Turkish groups for Sisley Casa products, as well as the exclusive agreement with Selective Beauty, a French company, for the development and global distribution of "United Colors of Benetton" perfumes, colognes and fragrances.

As a result of Benetton's wholesale business model, the contribution of the Spring-Summer and Fall-Winter collections to the Group's revenues does not coincide with the Company's fiscal year. Annual revenues generally include a portion of the Spring-Summer collections related to the fiscal year of reference, the entire Fall-Winter collections related to the fiscal year of reference and an anticipation of the Spring-Summer collections related to the following fiscal year. The contribution of each single collection or part of it to revenues in any fiscal year depends on factors such as the collection structure, product mix, production, delivery considerations and weather conditions.

> Markets organization and presence

Benetton's presence in some 120 countries relies on a network of independent partners who manage 5,005 stores, coordinated both by independent sales representatives, as well as by a dedicated team of area managers directly employed by Benetton. Storeowners do not pay Benetton any fees or other consideration for establishing a Benetton store or for the use of the Group's tradenames, nor do they pay any royalty based on a percentage of sales or profits. The storeowners purchase, display and sell Benetton-branded goods, for which Benetton provides guidelines.

At the end of 2006 there were 57 independent sales representatives dedicated to the casualwear brands "United Colors of Benetton" and "Sisley", each of whom is assigned a geographical territory. In leisure-wear there were 17 sales representatives dedicated to both "Killer Loop" and "Playlife" products, which are mainly distributed together in mono-branded stores and other generic channels (shop-within-shops and corners). At the end of 2006, there were over 100 such mono-branded shops, mainly in southern and eastern Europe.

This system of independent sales representatives was first developed by Benetton in Italy and later applied worldwide during Benetton's international expansion after 1978. The sales representatives receive commissions on sales realized by Benetton in their territories and in some cases, they own stores that sell Benetton products.

At the end of 2006, around 21% of the Group's revenues were realized from the 354 directly operated stores. The main countries where the Group operates directly are Germany, Japan and Spain. After the adoption of the IFRS, most of revenues realized in Korea are also consolidated at retail prices.

Analysis and reliability of the new information system for the retail channel, which is based on the Oracle platform and manages the main processes (financial planning and management of both corporate activities and stores activities) globally through a single centralized system, was completed during 2005. The system is now operating in Italy, Spain, Sweden, Poland and France. The progressive roll-out of the system will continue in 2007 and will benefit directly operated stores as well as a number of representative independent shops.

In order to strengthen the Group's image and market share, the Benetton store network is moving in the direction of medium size stores where greater emphasis will be given to high quality services.

In conjunction with this, and with a view to provide a distinctive and appropriate shopping environment, the evolution of the interior design elements of the stores continued in 2006, following the debut in 2004 of the "Twins" concept for "United Colors of Benetton" and, in 2005, of the new "Pentagram" concept for Sisley, launched to express a better fit for the glam image and the positioning of the brand. In 2006, the great attention to United Colors of Benetton male customers has led to the creation of a dedicated prototype store with a specific concept, capable of highlighting the key features of the men's collection: quality, wearability and comfort.

While in previous years the Group invested directly for the purpose of securing prime commercial locations in prestigious city centers and shopping malls, today Benetton is also focused on commercial investments that either help the restructuring, modernization and upgrading of existing stores or facilitate new openings.

The areas at greatest growth in 2006 were Eastern Europe, the Mediterranean area China and India. The European Mediterranean countries that stand out were Spain (+11% revenues growth over previous year), Portugal (+29%) and Greece (+22%). Benetton's presence has grown not only in the Middle East, with the establishment of an operational base in Dubai and plans to open 60 new stores, but also in North Africa, with new openings in Alexandria (Egypt), Casablanca (Morocco), Tunisia and Libya.

Eastern Europe grew by 18% in the year, especially Russia and the former Soviet Republics, Poland and Hungary (where a major new megastore was opened in Budapest).

In China the number of stores exceeded the 100 mark by the end of 2006, with a widespread presence in the various regions and flagship megastores in Shanghai and Beijing. A commercial partnership was set up during the year with Hembly International for the opening of 150 Sisley stores in China over the next five years.

In India, where Benetton has been present since 1990 and enjoys a solid competitive advantage, there are over 110 stores in 43 different cities. The Benetton brand image has been particularly enhanced with the opening of flagship stores in major cities such as Delhi, Mumbai, Bangalore and Calcutta. In October, the first Sisley store in India was inaugurated in Delhi.

As for Italy, the commercial structure was further strengthened thanks to a partnership agreement signed in July 2006 with the Percassi Group to develop the commercial activities of the brands United Colors of Benetton, Sisley and Playlife in 48 stores mostly located in the region of Lombardy.

> Revenues

The following table sets forth the Group's revenues by geographical area for the apparel business segment for the last three years.
	Year ended December 31,
(thousands of Euro)	2004	% change	2005	% change	2006
Apparel segment:
- Italy	769,151	(2)	756,655	8	816,174
- Rest of the Europe	558,325	7	596,240	12	666,715
- The Americas	71,579	3	73,465	(14)	62,996
- Asia	166,628	20	199,378	11	220,673
- Rest of the world	1,971	56	3,067	86	5,713
Total apparel segment revenues	1,567,654		1,628,805		1,772,271

The following table sets forth the numbers of stores and outlets at the end of 2004, 2005 and 2006.
Number of stores, (1) as of December 31,	2004	2005	2006
Italy	2,200	2,167	2,217
Rest of the Europe	1,865	1,930	2,085
The Americas	282	288	273
Asia	537	726	743
Rest of the world	27	38	41
Total	4,911	5,149	5,359

Licensee areas (2)	169	15	12
Grand Total	5,080	5,164	5,371

(1) These figures exclude "shops in a shop" (where a significant area of a Benetton store has a dedicated area with appropriately distinctive fixtures merchandising the "United Colors of Benetton" and "Sisley" lines), "corners" (a small area within a Benetton store devoted to merchandising the "United Colors of Benetton" and "Sisley" lines) and "concession" areas (an area within a department store reserved to merchandising Benetton products) which totaled 2,217, 2,162 and 2,190 in 2004, 2005 and 2006, respectively.

(2) Stores in areas where Benetton has granted licenses.

> Textile

The textile segment is now made up of 11 factories transforming raw materials into fabrics, from spinning to finishing and ennobling yarn. Handicraft product quality and technological research development characterize this business segment which works with internationally recognized names of the apparel and fashion industry. One of these companies' main activity is the development of new materials, fabrics, processes and products for introduction into the production lines alongside cotton, wool and traditional processes.

> Production and Logistics organization

Benetton's production system was redesigned in 2005, evolving from an organization based on divisions (for example wool and cotton) to a structure based on service units.

The Group's new industrial set-up is based on a double supply chain: a better gauged and more efficient one, based on a logical sequence of activities for minimizing costs; and a more rapid one with better response capabilities thanks to an integrated planning system that optimizes in parallel the activities of R&D, product design, production and sales. This combination enables the system to be flexible and provides the required support for the large expected growth in production from the current level of over 130 million items produced in 2006.

Modern systems of scheduling and planning provide the capability to manage complex medium and long-term supply situations and responding effectively to the needs of a market oriented company.

The production system operates in Italy, Eastern Europe, the Mediterranean countries and transitional Asian markets, such as China and India. The expansion of production in the Mediterranean area will involve operations in Tunisia, where Euro 20 million will be invested to build a new factory for manufacturing cotton-knit fabrics. This new production line will supply local lines, ensuring the product's absolute quality and greater cost efficiency. The factory, extending over a covered area of some 15,000 square meters, will have the capacity to produce 3.6 million kilos of knitted fabrics a year.

Around 100 specialists work at the Hong Kong sourcing platform while the facilities in Gurgaon (Haryana), just outside of Delhi, have enabled the Group to continue the positive performance of Benetton India (wholly-owned by Benetton since December 2004).

The production and logistics organization relies on a "network of skills" which leverage strong industrial capabilities available internationally, into which the Benetton know-how is introduced using, in each case, the appropriate production techniques. The dual supply system maintains its strategic heart, including design, planning, coordination and programming in Italy, which focuses on rapid response to the market, while it looks outside Italy for a proper combination of product quality, efficiency and the necessary cost control.

The Group generally uses a network of selected subcontractors in Italy and in certain other countries to perform additional steps of the production process. Although the Group does not have formal, long-term contracts with its suppliers, it has not experienced interruptions in supply that have had a material impact on its activity.

In 2006, approximately 62% of purchases of materials by the apparel segment were made from the textile segment. The rest of the materials purchased by the apparel segment were mainly acquired from European suppliers.

The mix and quantities of the materials purchased could change quite significantly from collection to collection, making it difficult to refer the Group's raw material costs to the general raw materials indices. In 2006, 37% of the textile segment's revenues were realized from third parties

Presently Benetton has 18 factories (excluding those where production has been discontinued) operating for the apparel and textile segments, 12 of which are located in Italy, 2 in Croatia, and one each in Tunisia, India, Romania and Hungary.

In 2005 operations at the production sites in Cassano Magnago (Varese) and Pedimonte (Gorizia) ceased and are considered as assets held for sale in the financial statements.

In 2006, production investments totaled Euro 26 million and included investment in a new decentralized production unit in Labin (Croatia) whose operations, mainly to ensure rapid response times of reassortments, began in June 2006. In 2007 further investments will be dedicated to the already mentioned new factory in Tunisia and to enhance the logistic automated hub in Castrette, Italy.

In 2006, clothing production increased by as much as 21 million items over the previous year.

On the logistics-distribution front, the European and Hong Kong platforms have been supplemented with the addition of two hubs in China: one in Shanghai devoted to the Chinese market and the other in Shenzhen used for distributing goods to Europe, consolidating the transition from a centralized system to a new model based on satellite logistics.

In view of the expected increase in the number of items being shipped, there are plans to invest Euro 50 million in coming years in the automated hub in Castrette, for which a study by the Polytechnic in Milan has confirmed the functionality, effectiveness and efficiency - including for its strategic geographical position - in the centralized receipt and sorting of items for stores in the European market.

Benetton's multi-hub model is supported by a centralized information technology system which coordinates and optimizes, from the headquarters, customized product deliveries according to required dates and destinations. This system assures timeliness of information and better control of the business.

C. Organizational structure

Benetton Group S.p.A. is the holding company of the Benetton companies. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Benetton Group S.p.A.

Name	Country	Ownership
Bencom S.r.l.	Italy	100%
Benind S.p.A.	Italy	100%
Olimpias S.p.A.	Italy	100%
Società Investimenti e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Italy	100%
Benetton Realty France S.A.	France	100%
Benetton Croatia D.O.O.	Croatia	100%
Benetton Manufacturing Tunisia S.à r.l.	Tunisia	100%
Benetton Ungheria Kft.	Hungary	100%
Benetton Japan Co., Ltd.	Japan	100%
Benetton Asia Pacific Ltd.	Hong Kong	100%
Benetton Korea Inc.	Korea	50% (1)
Benetton International S.A.	Luxembourg	100%
Benetton Real Estate International S.A.	Luxembourg	100%
Benetton Holding International N.V. S.A.	The Netherlands	100%
Benetton International Property N.V. S.A.	The Netherlands	100%
Benetton Manufacturing Holding N.V.	The Netherlands	100%

(1) The proportion voting held by the Group is 51%.

Benetton Group S.p.A. is controlled by Edizione Holding Group. Edizione Holding S.p.A. ("Edizione") is a holding company with its registered office in Treviso, Calmaggiore 23, Italy. Edizione controls various other companies that operate in different business segments.

The following table sets forth the significant subsidiaries owned by Edizione, their respective business segments and Edizione's ownership interest.

Name	Country	Activity	Ownership
Benetton Group S.p.A.	Italy	Holding company for production and sale of clothing and accessories	66.73%
Edizione Finance International S.A.	Luxembourg	Holding company for highway infrastructure services and telecommunication services	100.00%
Autogrill S.p.A.	Italy	Restaurants	57.09%
Edizione Property S.p.A.	Italy	Hotel industry	100.00%
21,Investimenti S.p.A.	Italy	Merchant banking and private equity	58.99%
Edizione Realty Corp.	U.S.A.	Real Estate	100.00%
Maccarese S.p.A.	Italy	Agriculture and farming	100.00%
Verde Sport S.p.A.	Italy	Sports investments	100.00%

D. Property, plant and equipment

> Real Property

As of December 31, 2006, the Group operated 18 factories, 12 of which were located in Italy. In addition, there were one each in Tunisia, India, Hungary, Romania and two in Croatia. The total net book value of these factories as of December 31, 2006 amounted to Euro 94,604 thousand.

Information on the individual locations is provided in the table below:
Location	Factories surface area (square meters)	Core business/Products
Castrette, Italy	92,800	Woolen dyeing and packaging
Ponzano Veneto, Italy	22,400	Washing, dyeing, weaving and production of fabric labels
Travesio, Italy	20,500	Weaving
Soave, Italy	18,800	Dyeing
Grumolo delle Abbadesse, Italy	17,800	Dyeing
Piobesi Torinese, Italy	15,500	Dyeing
Caserta, Italy	14,500	Woolen yarns
Valdagno, Italy	11,100	Woolen yarns and dyeing
Prato, Italy	10,500	Woolen yarns
Follina, Italy	9,800	Dyeing
Prato, Italy	8,300	Woolen yarns
Vittorio Veneto, Italy	6,500	Spinning
Nagykálló, Hungary	26,600	Garments and sports shoes and equipment
Osijek, Croatia	17,000	Woolen garments, weaving, dyeing
Sahline, Tunisia	11,100	Cotton garments, dyeing, washing
Labin, Croatia	7,000	Weaving
Naurangpur (Gurgaon), India	5,400	Cotton garments
Sibiu, Romania	1,900	Control quality

Factories held for sale
Gorizia, Italy	20,400
Cassano Magnago (Varese), Italy	11,700

The factories in Gorizia and Cassano Magnago (Varese) ceased production on December 31, 2005. In June 2006 a new decentralized production unit began operations in Labin (Croatia).

In line with the Group's strategic goals, most of the factories are owned by the Group. The Ponzano Veneto, Piobesi Torinese, Prato and Vittorio Veneto factories are owned under finance leases. The Travesio factory is partially owned under a finance lease. The factory in Nagykálló (Hungary) continues to produce, in addition to casual clothing, sports equipment for the owner of the Nordica brand, Tecnica S.p.A.

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

At the end of 2006, the Group owned 51 properties related to its commercial activities detailed, by geographical area, as follows:
Location	Net book value in Euro thousand
Italy	138,576
France	116,527
Eastern Europe countries	84,012
Spain	65,936
Japan	29,506
Belgium	18,906
Portugal	16,377
Austria	16,235
Switzerland	2,336
Total	488,411

Some of these properties are dedicated to the retail activities of the Group; others are leased to third parties who manage the stores.

Further information on the Group's facilities and productive capacities is provided under the heading "Production and Logistics organization" above.

Item 4A: Unresolved Staff Comments. Not applicable.

Item 5: Operating and Financial Review and Prospects

In this section, the Group describes its general financial condition and the results of its operations as of and for the years ended December 31, 2004, 2005 and 2006. The following discussion and analysis should be read in conjunction with the Group's consolidated financial statements and the related notes thereto as of and for the years ended December 31, 2004, 2005 and 2006 contained in Item 17 of this Form 20-F. The Group prepares its consolidated financial statements in accordance with IFRS. Please see Note 31 to the consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the principal material differences between IFRS and U.S. GAAP that apply to Benetton's consolidated financial statements.

A. Operating results

> Management's 2006 overview

Consolidated revenues, which have grown by 8.3% from 2005, were driven by the strong volume growth, increase in sales by directly operated stores and by the contributions to revenues of Euro 13 million from the new Italian partnership (Milano Report S.p.A.), consolidated from August 2006, and Euro 14 million from the Turkish partnership, formed in May 2005. Discipline in employing invested capital has enabled the Group to contain net working capital while increasing revenues, as well as to generate additional resources that are available to accelerate the Group's internal growth.

> Critical Accounting Policies under International Financial Reporting Standard (IFRS)

The discussion and analysis of the Group's results of operations and financial condition are based on the Group's consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (IFRS). In all material respects, they are also in compliance with full IFRS as published by IASB. Accordingly, application of full IFRS as published by the IASB would not result in any changes in Benetton's financial statements. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

Management has summarized below its accounting estimates that require more subjective judgments of its management and that require assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the combined and consolidated financial statements.

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

> Impairment of long-lived assets. The Group's activities are divided into three segments which, apart from being the basis for making strategic decisions, provide representative, accurate and significant information about its business performance. The three segments identified are as follows:

  apparel;

  textile;

  other and unallocated.

The Benetton Group has identified assets and Cash-Generating Units (CGU's) within each segment (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as its method of implementation: for real estate and some categories of asset (for example: "fonds de commerce" associated with the French stores) fair value is used, while value in use is adopted for most of the other assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external signs indicating that the asset or group of assets (defined as Cash-Generating Units or CGUs) may be impaired. In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there is evidence of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

> Income taxes. The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are some transactions and calculations for which the ultimate tax determination may not be certain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

> Trade receivables. In the normal course of business, the Group extends credit to customers that satisfy pre-defined credit criteria. Trade receivables as shown on the consolidated balance sheets, are net of allowances and discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on an evaluation of historic and anticipated trends and the financial condition of the Group's customers and an evaluation of the impact of economic conditions.

> Recent Accounting Pronouncements

IFRS

No accounting standards or interpretations have been revised or issued, applicable from January 1, 2006, that have had a significant impact on the Group's consolidated financial statements.

  In August 2005 the IASB issued IFRS 7 - Financial instruments: disclosures and an amendment to IAS 1 - Presentation of financial statements: additional disclosures relating to capital. IFRS 7 requires additional disclosures regarding the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate some of the information previously required by IAS 32 - Financial instruments: disclosure and presentation. The new accounting standard also requires the disclosure of information relating to the extent of risks arising from the use of financial instruments, and a description of the objectives, policies and processes adopted by management for managing these risks. The amendment to IAS 1 introduces requirements for additional disclosures about an entity's capital. IFRS 7 and the amendment to IAS 1 are effective from January 1, 2007.

  On November 30, 2006 the IASB issued IFRS 8 - Operating Segments which will take effect on January 1, 2009 and replace IAS 14 Segment Reporting. The new accounting standard requires an entity to base the information contained in its segment reporting on factors used by management for taking operating decisions, thereby requiring the identification of operating segments based on internal reports that are regularly reviewed by the entity's management in order to allocate resources to the different segments and to assess their performance. The Group is evaluating the effects of adopting this standard.

U.S. GAAP

> EITF 04-13, "Accounting for purchases and sales of inventory with the same counterparty". In September 2005, EITF reached consensus on Issue No. 04-13 "Accounting for purchases and sales of inventory with the same counterparty" ("EITF 04-13"). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which non-monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period after March 15, 2006. Benetton will adopt EITF 04-13 on January 1, 2007. The adoption of EITF 04-13 is not expected to have a material impact on the Group's financial position and results of operations.

> FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109, Accounting for Income Taxes". In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109, Accounting for Income Taxes" ("FIN 48"). FIN 48 provides a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its merits. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective for the first reporting period beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the beginning balance of retained earnings in the period of adoption. An analysis of the impact of this interpretation is not yet complete; however, the Group is currently evaluating the impact FIN 48 will have on the Group's financial position and results of operations.

> FAS No. 157, "Fair Value Measurements". In September 2006, the FASB released FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a common definition for fair value under GAAP, establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements. SFAS 157 will be effective for the Group on February 3, 2008. The Group is currently evaluating the potential impact on the consolidated financial statements of adopting SFAS 157.

> FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". In February 2007, the FASB released FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective for the Group on December 31, 2008. The Group is currently evaluating the potential impact on the consolidated financial statements of adopting SFAS 159.

 > Consolidated statement of income

Highlights from the Group's statement of income for year 2004, 2005 and 2006 are presented below (the percentage changes are calculated with reference to the precise figures).

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues	1,704	100.0	1,765	100.0	1,911	100.0	146	8.3

Materials and subcontracted work	779	45.7	846	47.9	962	50.3	116	13.6
Payroll and related costs	87	5.1	85	4.8	81	4.2	(4)	(4.1)
Industrial depreciation and amortization	21	1.2	21	1.2	18	1.0	(3)	(14.1)
Other manufacturing costs	42	2.5	43	2.5	44	2.3	1	2.5
Cost of sales	929	54.5	995	56.4	1,105	57.8	110	11.1

Gross operating profit	775	45.5	770	43.6	806	42.2	36	4.7

Distribution and transport	48	2.8	56	3.2	63	3.3	7	13.0
Sales commissions	73	4.3	71	4.0	74	3.9	3	4.7

Contribution margin	654	38.4	643	36.4	669	35.0	26	3.9

Payroll and related costs	126	7.4	135	7.7	153	8.0	18	13.6
- of which non-recurring	-	-	-	-	2	0.1	2	n.s.
Advertising and promotion (A)	54	3.1	61	3.5	72	3.7	11	17.3
Depreciation and amortization	74	4.4	64	3.6	66	3.5	2	2.9
Other income and expenses	242	14.2	226	12.7	198	10.4	(28)	(12.4)
- of which non-recurring	67	3.9	48	2.7	(3)	(0.2)	(51)	n.s.
General and operating expenses	496	29.1	486	27.5	489	25.6	3	0.6
- of which non-recurring expenses/(income)	67	3.9	48	2.7	(1)	-	(49)	n.s.

Operating profit	158	9.3	157	8.9	180	9.4	23	14.2

Financial income	22	1.3	24	1.4	38	2.0	14	59.4
Financial expenses	(44)	(2.6)	(47)	(2.7)	(56)	(2.9)	(9)	18.9
Foreign currency hedging gains/(losses)
and exchange differences	-	-	-	-	(3)	(0.2)	(3)	n.s.
Income before taxes	136	8.0	134	7.6	159	8.3	25	18.6

Income taxes	28	1.6	20	1.1	31	1.6	11	54.7

Net income for the year	108	6.4	114	6.5	128	6.7	14	12.1
attributable to:
- shareholders of the Group	109	6.4	112	6.3	125	6.5	13	11.7
- minority interests	(1)	-	2	0.2	3	0.2	1	36.4

(A) Of which 11 million invoiced by holding and related companies in 2006 (Euro 10 million in 2004 and 2005).

> 2006 compared to 2005 and 2004

> Apparel segment results

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues from third parties	1,568		1,629		1,772		143	8.8
Inter-segment revenues	-		2		2		-	(42.0)
Total revenues	1,568	100.0	1,631	100.0	1,774	100.0	143	8.7
Cost of sales	827	52.8	887	54.4	993	56.0	106	11.9
Gross operating profit	741	47.2	744	45.6	781	44.0	37	4.9
Selling costs	113	7.1	119	7.3	130	7.3	11	9.0
Contribution margin	628	40.1	625	38.3	651	36.7	26	4.1
General and operating expenses	478	30.6	465	28.5	479	27.0	14	3.1
- of which non-recurring	68	4.3	44	2.7	1	0.1	(43)	(97.8)
Operating profit	150	9.5	160	9.8	172	9.7	12	7.2

Adjusted EBITDA	285	18.2	267	16.4	253	14.3	(14)	(5.5)

> Textile segment results

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues from third parties	106		100		95		(5)	(4.7)
Inter-segment revenues	194		170		159		(11)	(6.5)
Total revenues	300	100.0	270	100.0	254	100.0	(16)	(5.9)
Cost of sales	264	87.9	243	90.0	230	90.5	(13)	(5.4)
Gross operating profit	36	12.1	27	10.0	24	9.5	(3)	(10.4)
Selling costs	10	3.5	10	3.5	9	3.5	(1)	(5.2)
Contribution margin	26	8.6	17	6.5	15	6.0	(2)	(13.1)
General and operating expenses	18	5.9	19	7.2	10	4.1	(9)	(46.0)
- of which non-recurring	1	0.4	4	1.6	-	0.1	(4)	(95.5)
Operating profit	8	2.7	(2)	(0.7)	5	1.9	7	n.s.

Adjusted EBITDA	26	8.6	18	6.6	19	7.5	1	6.2

> Other and unallocated segment results

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues from third parties	30		36		44		8	19.5
Inter-segment revenues	-		-		-		-	-
Total revenues	30	100.0	36	100.0	44	100.0	8	19.5
Cost of sales	28	92.0	34	93.8	41	94.2	7	19.9
Gross operating profit	2	8.0	2	6.2	3	5.8	1	13.0
Selling costs	-	1.1	-	0.7	-	0.5	-	(3.8)
Contribution margin	2	6.9	2	5.5	3	5.3	1	14.9
General and operating expenses	2	5.8	2	4.8	-	(1.1)	(2)	n.s.
- of which non-recurring	(2)	(6.2)	-	-	(2)	(4.4)	(2)	n.s.
Operating profit	-	1.1	-	0.7	3	6.4	3	n.s.

Adjusted EBITDA	1	4.2	1	3.1	4	8.3	3	n.s.

> 2006 compared to 2005 Operating Results

Group net revenues amounted to Euro 1,911 million in 2006, having increased by Euro 146 million (+8.3%) on the figure of Euro 1,765 million reported in 2005.

"Apparel" segment revenues from third parties came to Euro 1,772 million, an increase of Euro 143 million (+8.8%) on the 2005 comparative figure of Euro 1,629 million. This segment benefited from:

  the rise in revenues to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections;

  the growth in sales by directly operated stores;

  contributions to revenues of Euro 13 million from the new Italian partnership (Milano Report S.p.A.), consolidated as from August 2006, and of some Euro 14 million from the Turkish partnership, formed in May 2005.

Significant growth has continued to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Exchange differences had a negative impact of Euro 7 million on revenues, corresponding to 0.4% of the total, mostly due to fluctuations in the yen and Turkish lira.

The "Textile" segment reported Euro 95 million in revenues from third parties, compared with Euro 100 million in 2005. The decrease of Euro 5 million (-4.7%) was mostly due to the closure of a factory at the end of 2005, carried out as part of plans to reorganize this segment.

Revenues in the "Other and unallocated" segment, which refers to sports equipment sales, were 19.5% higher than in 2005 at Euro 44 million.

Cost of sales increased by Euro 110 million in absolute terms to Euro 1,105 million, representing 57.8% of revenues compared with 56.4% in 2005. The individual segments reported the following trends in the cost of sales:

  apparel: an absolute increase of Euro 106 million, with segment cost of sales rising to 56.0% of revenues from 54.4% in 2005, mainly due to a major growth in volumes;

  textile: a decrease of Euro 13 million, with segment cost of sales accounting for 90.5% of revenues compared with 90.0% in 2005;

  other and unallocated: an absolute increase of Euro 7 million, with segment cost of sales rising to 94.2% of revenues from 93.8% in 2005.

Consolidated gross operating profit reported a margin of 42.2% compared with 43.6% in 2005; trends in the individual segments were as follows:

  apparel: gross operating profit amounted to Euro 781 million, representing 44.0% of revenues compared with 45.6% in 2005; it was particularly affected by the Group's policies for stimulating the network's development and boosting network margins and by a larger number of collections satisfying market demand. The higher costs associated with these measures were partly offset by continued efforts to improve manufacturing efficiency, while seeking to maintain the quality of both service and products;

  textile: gross operating profit was Euro 24 million, representing 9.5% of revenues compared with 10.0% in 2005;

  other and unallocated: gross operating profit reported a 5.8% margin compared with 6.2% in 2005.

Selling costs (distribution, transport and sales commissions) amounted to Euro 137 million compared with Euro 127 million in 2005, representing 7.2% of revenues, staying in line with the prior year; the apparel segment reported an increase of Euro 11 million in these costs due to the growth in volumes and higher sales by the subsidiaries in Korea and India.

The consolidated contribution margin rose to Euro 669 million from Euro 643 million in 2005, while dropping from 36.4% to 35.0% of revenues. The individual segments reported the following trends in contribution margin:

  apparel: contribution margin came to Euro 651 million compared with Euro 625 million in 2005, while dropping from 38.3% to 36.7% of revenues;

  textile: contribution margin was Euro 15 million, representing 6.5% of revenues compared with 6.0% in the prior year;

  other and unallocated: contribution margin represented 5.3% of revenues compared with 5.5% the year before.

General and operating expenses amounted to Euro 489 million, up from Euro 486 million in 2005, and accounted for 25.6% of revenues compared with 27.5% the year before; the expansion of directly operated stores was the principal cause of this increase. The individual segments reported the following trends in general and operating expenses:

  apparel: these costs rose by Euro 14 million to Euro 479 million, representing 27.0% of revenues, down from 28.5% in 2005;

  textile: these costs went down to Euro 10 million from Euro 19 million in 2005, reporting a decrease from 7.2% to 4.1% of revenues, also reflecting the benefits of reorganization in this segment;

  other and unallocated: this segment's costs were lower thanks to Euro 2 million in non-recurring income.

General and operating expenses are discussed in more detail below:

  Non-industrial payroll and related costs increased by Euro 18 million (+13.6%) to Euro 153 million, accounting for 8.0% of revenues compared with 7.7% the year before.

These costs include:

    Euro 0.6 million in net non-recurring expenses relating to the cancellation of the second "tranche" of the stock option plan, after deducting the income arising from options that were cancelled upon termination of employment;

    Euro 1.4 million in expenses relating to additional payments made on termination of employment.

Ignoring these non-recurring expenses, the analysis of these costs by individual segment reveals that:

- apparel segment payroll and related costs increased from Euro 127 million to Euro 145 million, mainly due to expansion of the retail network;

- textile segment payroll and related costs were over Euro 1 million lower than in 2005;

- payroll and related costs in the other and unallocated segment were 27.1% lower than in 2005

  Advertising and promotion costs were Euro 11 million higher, while also rising from 3.5% to 3.7% of revenues; this increase was mostly due to the costs of the event held at the Pompidou Center in Paris to celebrate the Group's 40th anniversary. In addition, higher costs were incurred for developing advertising campaigns for third-party customers, which were matched by an increase in other revenues.

  Non-industrial depreciation and amortization were Euro 2 million higher at Euro 66 million, representing 3.5% of revenues, nearly the same as the year before.

  Other income and expenses were 12.4% lower at Euro 198 million, representing 10.4% of revenues, down from 12.7% in 2005. This item includes other overhead, provisions, net operating expenses and other sundry income and costs, details of which are as follows:

- other overheads amounted to Euro 95 million, having increased by Euro 13 million on 2005 due to the larger number of directly operated stores; these costs represented 5.0% of revenues, up from 4.6% in 2005;

- provisions, amounting to Euro 25 million in 2005, came to Euro 16 million in 2006, of which Euro 11 million was for doubtful accounts (Euro 17 million in 2005), reflecting improvements in the quality of credit associated with the network's strong sales performance thanks to the Group's actions in the commercial, manufacturing and logistics areas designed to provide customers with better service;

- other sundry income and costs decreased from Euro 119 million to Euro 87 million, representing 4.6% of revenues compared with 6.7% in 2005. The largest item included in the 2006 figure refers to Euro 10 million in adjustments to recoverable value of certain assets used in the commercial network, stated net of impairment reversals (Euro 40 million in 2005). It also includes around Euro 5 million in compensation received for the early vacation of certain rented properties used by the retail network and the release of surplus provisions made in prior years against the costs of closing two directly operated stores. Approximately Euro 2 million was also released in 2006 from a provision made in prior years against a legal dispute over the use of a sports equipment patent that has been successfully settled. Net capital gains realized on the disposal of assets came to around Euro 10 million (Euro 4 million in 2005), most of which refers to the sale of a commercial property by a Spanish subsidiary. Net rental expense amounted to Euro 71 million, with the apparel segment reporting an increase of Euro 14 million.

The principal non-recurring items included in the apparel segment's other sundry income and costs were:

    Euro 10 million in impairment losses, less impairment reversals, booked against assets as a result of impairment testing (38 million in 2005);

    Euro 5.3 million in net income from expenses, provision releases and compensation received for the early closure of stores and termination of lease agreements relating to properties used for retail purposes (net expense of Euro 8 million in 2005);

    Euro 8 million in capital gains realized on the disposal of parts of commercial properties (Euro 4 million in 2005);

    Euro 2 million in redundancy incentives (Euro 1 million in 2005).

  The other and unallocated segment reported the release of around Euro 2 million from a provision against a legal dispute that has been successfully settled.

Consolidated operating profit was Euro 180 million compared with Euro 157 million in 2005, an increase from 8.9% to 9.4% of revenues; operating profit in the individual segments was as follows:

- the apparel segment reported Euro 172 million in operating profit compared with 160 million in 2005, with the margin going from 9.8% to 9.7% of revenues;

- the textile segment reported Euro 5 million in operating profit, with the margin improving to 1.9% from -0.7% in 2005;

- the other and unallocated segment reported Euro 3 million in operating profit, with a margin of 6.4% compared with 0.7% in 2005.

Net financial expenses and exchange differences were Euro 2 million lower than in 2005, representing 1.1% of revenues, down from 1.3% the year before. The improvement in net financial expenses basically reflects the decrease in average indebtedness over the year.

The tax charge amounted to Euro 31 million compared with Euro 20 million in 2005, representing a tax rate of 19.7% (15.1% in 2005).

Net income for the year attributable to the Group came to Euro 125 million compared with Euro 112 million in 2005.

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

Total cost of sales increased by Euro 66 million in 2005 in absolute terms and represented 56.4% of revenues, compared with 54.5% in 2004. The effect of product enhancements in the apparel segment was partially offset by more efficient production.

Total gross operating profit amounted to Euro 770 million in 2005, representing 43.6% of revenues, compared with 45.5% in 2004, influenced by the above-mentioned commercial policies in the apparel segment of increasing margins to the network and introducing entry retail prices and offset in part by more efficient production. The gross operating margin was also affected by the lower use of production capacity in the textile segment.

In the apparel segment, gross operating profit amounted to Euro 744 million in 2005, representing 45.6% of revenues, compared with 47.2% in 2004.

In the textile segment, gross operating profit of Euro 27 million in 2005 represented 10% of total revenues, compared with the 12.1% of 2004, affected by the above-mentioned lower use of production capacity.

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

Total general and operating expenses, comprising payroll and related costs, advertising and promotion, depreciation and amortization and other income and expenses, amounted to Euro 486 million in 2005, compared with Euro 496 million in 2004.

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

Other income and expenses amounted to Euro 226 million in 2005, compared to Euro 242 million in 2004; a decrease of Euro 16 million (6.7%) over the previous year. This item includes other overhead, provisions, net operating costs, and other sundry income and expenses, details of which are as follows:

  Other overhead costs amounted to 82 million in 2005, an increase of Euro 4 million from 2004, representing, as in 2004, 4.6% of the revenues;

  Provisions amounted to Euro 25 million in 2005, compared with Euro 45 million in 2004. Out of this, Euro 17 million was for doubtful accounts, compared with the 39 million in 2004, bringing the related balance-sheet provision to 11.2% of trade receivables from the 12.9% as of December 31, 2004. Higher sales by customers combined with Benetton's recent efforts to improve the status of its network by conceding higher margins to the network itself have resulted in a considerable improvement in the quality of credit;

  Other sundry income and costs amounted to Euro 119 million, as in 2004; representing 6.7% of revenues as compared to 7% of 2004. The increase in rental costs of the commercial network is balanced by the reduction of expenses related to the restructuring of the same network. In these costs are included net non-recurring costs. For 2005 they were Euro 48 million, as compared to Euro 67 million in 2004, and included costs for restructuring and adjustments to the current value of certain assets related to the commercial network in the amount of Euro 25 million, write-downs of assets that are not related to the core business in the amount of Euro 9 million, expenses in connection with the reorganization of the textile segment in the amount of Euro 4 million, and other expenses of Euro 10 million. The decrease of Euro 19 million from 2004 was due to the lower expenses related to the restructuring of the commercial network.

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

B. Liquidity and capital resources

> Balance sheet and financial position highlights

Key balance sheet information and financial position as of December 31, 2006, compared with December 31, 2005 are as follows:
	December 31,
(millions of Euro)	2005	2006	Change
Net working capital	688	623	(65)
- Trade receivables	664	627	(37)
- Inventories	287	331	44
- Trade payables	(315)	(403)	(88)
- Other operating receivables/(payables) (1)	52	68	16
Assets held for sale	8	7	(1)
Property, plant and equipment and intangible assets (2)	895	1,027	132
Non-current financial assets (3)	25	21	(4)
Other assets/(liabilities) (4)	10	32	22
Capital employed	1,626	1,710	84

Net financial indebtedness (5)	351	369	18
Total shareholders' equity	1,275	1,341	66

(1) Other operating receivables and payables include VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc.

(2) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(3) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(4) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the company reorganization carried out in 2003.

(5) Net financial indebtedness includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial indebtedness is a non-GAAP measure, management believes that it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial indebtedness is reported in the Group's Italian annual report to shareholders and it is used in presentations to investors and analysts.

Net working capital was Euro 65 million lower than at December 31, 2005, reflecting the combined effect of:

  a reduction of Euro 37 million in net trade receivables due to faster collection and a higher proportion of retail sales;

  a growth of Euro 44 million in inventories due to the larger number of directly operated stores as well as differences in the scheduling of delivery and segmentation of collections;

  an increase of Euro 88 million in trade payables due to higher volumes and better terms of payment;

  a growth of Euro 16 million in other operating receivables/payables.

In addition to the changes in net working capital discussed above, the increase of Euro 84 million in capital employed also reflects the following movements:

  an increase of Euro 132 million in property, plant and equipment and intangible assets due to: Euro 204 million in additions, Euro 29 million in disposals (mainly in the apparel segment), Euro 94 million in depreciation, amortization, impairment and writebacks, Euro 44 million in allocations in relation to the acquisition of Milano Report S.p.A. with regard to the total excess of purchase consideration over net asset value, including goodwill, and Euro 7 million in other changes;

  a decrease of Euro 4 million in non-current financial assets;

  use and partial release of provisions made in prior years following the early termination of lease agreements and the successful settlement of a dispute.

Net financial indebtedness increased by Euro 18 million from Euro 351 million in 2005 to Euro 369 million in 2006 mainly due to:

  net capital expenditure for Euro 188 million, purchase of subsidiaries and guarantee deposits for Euro 28 million;

  payment of taxes for Euro 24 million;

  payment of dividend for Euro 64 million;

  net payment of interest and exchange differences for Euro 25 million;

  partially offset by the positive impact of:

  cash flow from operating activities without considering the changes in working capital for Euro 258 million;

  reduction in the net working capital needs for Euro 28 million.

  other changes in shareholder's equity and differences on consolidated perimeter for Euro 16 million.

 A reconciliation of net financial indebtedness with the financial statement line is presented in the table below.

(thousands of Euro)	12.31.2005	12.31.2006	Change
Cash and banks	196,327	180,738	(15,589)
A Liquid assets	196,327	180,738	(15,589)

B Current financial receivables	12,970	40,474	27,504

Current portion of medium/long-term loans	(654)	(500,222)	(499,568)
Financial payables, bank loans and lease financing	(53,881)	(87,467)	(33,586)
C Current financial indebtedness	(54,535)	(587,689)	(533,154)

D = A+B+C Current net financial indebtedness	154,762	(366,477)	(521,239)

E Non-current financial receivables	7,459	3,461	(3,998)

Medium/long-term loans	(503,163)	(341)	502,822
Lease financing	(10,096)	(5,244)	4,852
F Non-current financial indebtedness	(513,259)	(5,585)	507,674

G = E+F Non-current net financial indebtedness	(505,800)	(2,124)	503,676

H = D+G Net financial indebtedness	(351,038)	(368,601)	(17,563)

Most of the balance of Euro 180,738 thousand reported in "Cash and banks" refers to ordinary current accounts and short-term or overnight bank deposits, with Euro 60,992 thousand relating to checks received from customers at the end of December 2006.

The current portion of medium/long-term indebtedness refers to the syndicated loan of Euro 500 million, maturing in July 2007. This loan calls for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

  minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

  maximum ratio of 1 between net financial indebtedness and equity.

The revolving credit facility for Euro 500 million, expiring in June 2010, was not drawn down at December 31, 2006. This facility may be drawn down in the form of one, three or six-month loans carrying interest of one, three or six-month Euribor respectively plus a spread of between 27.5 and 60 basis points depending on the ratio between net financial indebtedness and EBITDA.

This operation calls for compliance with three financial covenants calculated every six months on the basis of the consolidated financial statements, namely:

  minimum ratio of 4 between EBITDA and net financial expenses;

  maximum ratio of 1 between net financial indebtedness and equity;

  maximum ratio of 3.5 between net financial indebtedness and EBITDA.

Both the syndicated loan and the revolving credit facility contain other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice, amongst which:

  negative pledge clauses, which require any existing or future secured guarantees over assets in relation to lending transactions, bonds and other instruments of credit to be extended to the above transactions on an equal footing;

  pari passu clauses, under which no obligations may be taken on that are senior to those assumed in the two transactions described above;

  periodic reporting obligations;

  cross default clauses, which entitle the lender to demand immediate repayment of the sums lent in the event of certain types of default by other financial instruments issued by the Group;

  restrictions on major asset disposals;

  other clauses generally found in transactions of this kind.

These covenants are nevertheless subject to several exceptions and restrictions.

There are no relationships of a financial nature with the holding company Edizione Holding S.p.A.

The management believes that the Group's financial assets together with Group's bank facilities, committed and uncommitted, currently available funds, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, net working capital requirements, and debt repayment at maturity as detailed in the table below.
(thousands of Euro)	Short and Long term debt	Capital (finance) lease obligations	Total financial debts by expiry year	Unused committed line
2006	583,654	4,035	587,689	-
2007	119	2,952	3,071	-
2008	71	1,828	1,899	-
2009	74	352	426	-
2010	77	112	189	500,000
2011 and beyond	-	-	-	-
Total	583,995	9,279	593,274	500,000

The Group's primary source of liquidity is cash generated from operations and its principal use of such funds includes the payment of operating expenses, capital expenditure and investments, the servicing of debt and the payment of dividends to shareholders.

The table below summarizes, for the periods indicated, the Group's cash flows:
(millions of Euro)	2005	2006
Cash flow generated by operating activities	285	237
Cash flow used by investing activities	(1)	(216)

Cash flow used by financing activities:
- dividends paid	(62)	(64)
- change in shareholders' equity	2	12
- net change in source of finance	(290)	15
Cash flow used by financing activities	(350)	(37)

Net decrease in cash and cash equivalents	(66)	(16)

Cash flow from operating activities benefited from higher income before taxes, which increased from Euro 134 million thousand in 2005 to Euro 159 million in 2006.

Cash flow from operating activities before changes in net working capital amounted to Euro 257 million, reflecting:

  lower impairment losses produced by impairment testing;

  lower provisions, mostly for doubtful accounts and for reorganizing the commercial network;

  greater use of provisions associated with store closures.

Cash flow from changes in net working capital amounted to Euro 28 million (Euro 10 million in 2005) and was principally generated by:

  the reduction in net trade receivables due to faster collection and a higher proportion of retail sales;

  the growth in inventories due to the larger number of directly operated stores as well as differences in the scheduling of delivery and segmentation of collections;

  the increase in trade payables due to higher volumes and better terms of payment;

  the increase in other operating receivables/payables.

  Cash flow from operating activities after changes in net working capital amounted to Euro 237 million, compared with Euro 285 million in 2005.

Cash flow used by investing activities amounted to Euro 216 million, having undergone a major increase from Euro 0.4 million in 2005, mainly due to higher operating investments and the purchase of the investment in Milano Report S.p.A. More comments on these items can be found in the related sections of the notes accompanying the financial statements and in the section containing supplementary information in Item 17. In 2005 investing activities had benefited from Euro 118 million in cash flows provided by the sale of securities and monetary funds.

Cash flow used by financing activities includes:

  the payment of dividends declared by the Parent Company and dividends paid to minority shareholders, principally by the subsidiaries Benetton Korea Inc. and Benetton Giyim Sanayi A.S.;

  the change in shareholders' equity, which reflects the effects of the increase in the Parent Company's share capital and additional paid-in capital following the exercise of stock options by certain senior managers and the payment received against future capital increases from minority shareholders in an Italian subsidiary.

 C. Research and Development, patents and licenses

Benetton is convinced that quality can only be expressed through continuous research.

The Group's R&D efforts focus mainly on style and new materials, on one hand, and technology, on the other, with a view to finding innovative solutions for its production processes. This also includes the research and selection of raw materials so that it can present not only classic, high quality natural fibres, but also innovative fabrics that are able to combine quality, convenience and competitive costs in response to market demands.

With innovative raw materials, colors that represent the latest fashion, and new, youthful tailoring, Benetton strives to design collections that maintain the creative and innovative tradition of its brands.

An example of Benetton's commitment to research is the implementation of the "Product Technology Center", a center formed in cooperation with prestigious international institutes and universities, from the Massachusetts Institute of Technology to the Milan Politecnico, dedicated to the research and development of new and innovative materials, fabrics and products. With the latter the Group has more recently strengthened its relationship, particularly on a project co-funded by the Italian Ministry of Education and Research to study and eliminate the peeling effect of wool and other fabrics. Another study, which Benetton is developing with Istituto di Nanotecnologie in Venice, involves the application of nanotechnology in fabrics, which will lead to further innovation in Benetton's collections.

On the innovation front, Benetton has focused its research, in partnership with the Polytechnic in Milan and Nanofab, in Venice, on two traditionally priority features of the Benetton identity: woolen knitwear and color.

Benetton's cost of research and development are included in its production costs and are not separately recorded.

Research costs incurred by the Group for the development of new collections have been fully recognized on the statement of income for a total of approximately Euro 21.4 million in 2004, Euro 20.9 million in 2005 and Euro 21.7 in 2006.

D. Trend information

> Recent developments

Group net revenues in the first quarter 2007 increased by 10.5% compared with the same period in 2006, with most of the growth coming from the apparel segment.

"Apparel" segment revenues from third parties increased by 10.3%.

This improvement benefited from:

  the rise in sales to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections;

  the growth in sales by directly operated stores;

  the contribution to revenues from the Italian partnership (Milano Report S.p.A.), consolidated as from August 2006.

  the growth in revenues was helped by good performance by countries in the Mediterranean Area, Italy included, and in Eastern Europe, as well as by contributions from other countries such as India.

The main driver of growth was the sharp increase in sales volumes, although there were some negative influences on revenues, namely exchange losses and the completion, with the Spring Summer 2007 collection, of the policies to raise the network's margins.

The "Textile" segment reported an increase in revenues from third parties by 2.2%.

Revenues in the "Other and unallocated" segment, which just refer to sports equipment sales, increased by 47.4% in the first quarter of 2007 as compared to the first quarter of 2006.

Cost of sales increased by 12.8%, representing 58.2% of revenues compared with 57.0% in the corresponding period of 2006. The individual segments reported the following trends in the cost of sales:

  apparel: an increase by 12.3%, representing 56.8% of revenues up from 55.8% in first quarter 2006, mostly due to a major growth in sales volumes;

  textile: a decrease of the cost of sales margin down to 87.5% from 89.2% in the same period of 2006;

  other and unallocated: an absolute increase, with segment cost of sales decreasing from 98.3% of revenues to 96.9% in first quarter 2007.

Gross operating profit reported a margin of 41.8% compared with 43.0% in first quarter 2006; trends in the individual segments were as follows:

  apparel: gross operating profit represented 43.2% of revenues compared with 44.2% in the corresponding period of 2006; it was particularly affected by the Group's policies for stimulating the network's development and by more frequent deliveries of collections satisfying market demand. The higher costs associated with these measures were partly offset by continued efforts to improve manufacturing efficiency, while maintaining product quality and innovation;

  textile: gross operating profit represented 12.5% of revenues compared with 10.8% in first quarter 2006;

  other and unallocated: gross operating profit reported a margin of 3.1% compared with 1.7% in the corresponding prior year period.

Selling costs (distribution, transport and sales commissions) represented 6.9% of revenues compared with 7.3% in the first quarter 2006, in particular the apparel segment where the increase of 6.4% in these costs was due to the growth in revenues.

The contribution margin reported an absolute increase while dropping from 35.7% to 34.9% of revenues. The individual segments reported the following trends in contribution margin:

  apparel: contribution margin decreased from 36.9% to 36.1% of revenues;

  textile: contribution margin reported 9.4% of revenues up from 7.4% in the corresponding prior year period;

  other and unallocated: contribution margin represented 2.7% of revenues compared with 1.3% the first quarter 2006.

General and operating expenses accounted for 25.9% of revenues compared with 27.3% the corresponding prior year period; the expansion of the direct channel was the principal cause of this increase. The individual segments reported the following trends in general and operating expenses:

  apparel: these costs represented 27.3% of revenues, down from 28.6% in first quarter 2006;

  textile: these costs rose from 3.2% to 3.7% of revenues.

  other and unallocated: this segment reports a positive balance (-7.9% of revenues compared with 5.7% in the same period of 2006) benefiting from non-recurring income.

  General and operating expenses are discussed in more detail below:

  Non-industrial payroll and related costs increased by 10.3%, accounting for 8.5% of revenues, the same as in first quarter 2006. The analysis of these costs by individual segment reveals that:

  apparel segment payroll and related costs increased due to expansion of the direct retail network;

  textile segment payroll and related costs reported 2.7% of revenues;

  payroll and related costs in the other and unallocated segment accounted for 1.1% of revenues.

  Advertising and promotion costs were at the same level as in first quarter 2006, while in percentage they coming down from 4.2% to 3.9% of revenues.

  Non-industrial depreciation and amortization represented 3.8% of revenues.

  Other income and expenses corresponded to 9.7% of revenues compared with 10.8% in first quarter 2006. This line item includes non-industrial general costs, additions to provisions, net operating expenses and other sundry income and costs, details of which are as follows:

  non-industrial general costs increased on first quarter 2006 due to the larger number of directly operated stores; these costs represented 5.3% of revenues, up from 5.1% in first quarter 2006;

  additions to provisions reported 0.8% of revenues compared to 1.2% of the same period of 2006, almost all of which for doubtful accounts reflecting improvements in the quality of credit associated with the network's strong sales performance, thanks to the Group's actions in the commercial, manufacturing and logistics areas designed to provide customers with better service;

  other sundry income and costs decreased represented 3.7% of revenues compared with 4.5% of the corresponding prior year period. First quarter 2007 figure mainly related to net rental expense. Net capital gains realized on asset disposals mainly included the effect of the sale of a retail business in Milan and of the Kastle trademark. These gains were included in the non-recurring items.

Operating profit reported an increase in margin from 8.4% to 9.0%, partly thanks to non-recurring items; operating profit in the individual segments was as follows:

  the apparel segment reported the margin rising from 8.3% to 8.8%;

  the textile segment reported the margin improving to 5.7% from 4.2% in first quarter 2006;

  the other and unallocated segment reported 10.6% of revenues.

Net financial expenses were around higher than in first quarter 2006, mainly reflecting the rise in interest rates and average indebtedness over the period. Foreign currency hedging gains/(losses) and exchange differences were higher than in first quarter 2006 due to movements in the major foreign currencies and particularly in respect of hedges against US dollar purchases.

The tax charge represented a tax rate of 22.2% in line with that reported in the corresponding period of 2006.

Net income for the period attributable to the Group reported the percentage of revenues as the same period in 2006.

> Management's 2007 outlook

Consolidated revenues are forecast to follow a positive trend in 2007, with an increase estimated in the range of between 6% and 8%. These expectations are supported by the results of the Spring Summer 2007 collection and by the progress of orders for the Fall Winter 2007 collection.

There will be continued focus on development through investment, which in 2007 should amount to between Euro 250 million and Euro 300 million.

As of December 31, 2007 net financial indebtedness is expected not to exceed Euro 450 million with this increase in capital expenditure.

E. Off-balance sheet arrangements

The Group has entered into certain off-balance sheet arrangements in the form of guarantees to third parties totaling Euro 5 million for the payment of rent and lease installments for properties mainly in on behalf of the Group subsidiaries. If these subsidiaries are not able to pay the rent and lease installments to the third parties, Benetton will be required to cover the debt.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the contractual obligations of the Group for the periods indicated:
	Payments due by period in thousands of Euro
			1-3	3-5
	Total	Less than 1 year	years	years	More than 5 years
Long-term debt obligations
(principal amount) (1)	595,296	587,455	7,690	151	-
Long-term debt obligations
(interest expenses)	15,701	15,671	27	3	-
Capital (finance) lease
obligations (principal amount) (2)	9,279	4,035	4,780	464	-
Capital (finance) lease
obligations (interest expenses)	560	333	217	10	-
Operating lease obligations	879,750	114,546	208,207	173,587	383,410
Purchase obligations	5,915	5,915	-	-	-
Total	1,506,501	727,955	220,921	174,215	383,410

(1) Long-term debt obligations include written put options that could be exercised on demand and after three years.

(2) For the calculation of interest rate expenses indexed to floating interest rates, it has been used the implied forward rate.

Item 6: Directors, Senior Management and Employees

A. Directors and senior management

The Company's Articles of Association provide for the Company's Board of Directors to consist of a minimum of 5 and a maximum of 15 directors. Directors are appointed for a period not to exceed 3 years and may be re-elected.

The Company's Board of Directors as of December 31, 2006 comprised of 11 directors as set forth below.
Name	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Silvano Cassano	12.18.1956	2003	Director / Chief Executive Officer (1)
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Robert Singer (2)	01.30.1952	2006	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings and the founders of the Company; Alessandro Benetton is Luciano Benetton's son.

(1) Mr. Silvano Cassano resigned from his office as CEO in November 2006 and he held his office as director until April 2007 when it expired.

(2) Mr. Robert Singer was appointed as director (independent) by the Shareholders' Meeting held in April 2006.

Mr. Reginald Bartholomew's post as director expired in May 2006. He was born on February 17, 1936 and first appointed in 1999.

The term of the members of the Board of Directors as listed above expired at the general meeting when the Company's shareholders approved the financial statements for the year ending December 31, 2006. The Annual Shareholders' Meeting held on April 26, 2007 appointed the following board members:

Name	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gerolamo Caccia Dominioni	01.09.1955	2007	Chief Executive Officer (1)
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director
Alfredo Malguzzi	08.31.1962	2007	Director
Gianni Mion	09.06.1943	1990	Director
Robert Singer	01.30.1952	2006	Director

(1) Executive powers effective as of June 1st 2007

Mr. Luciano Benetton, launched the activities of Benetton Group in 1965 with his siblings Giuliana Benetton, Gilberto Benetton and Carlo Benetton.

Luciano Benetton is now Chairman of the Group and provides guidance and strategic vision for its development. He also sits on the Board of Edizione Holding S.p.A., the Benetton family's holding company, together with Gilberto Benetton, Chairman, Carlo Benetton, Vice Chairman, and Giuliana Benetton, Director.

Giuliana Benetton has planned since 1965 the knitwear collections and played a steady role in supervising and coordinating the product lines. Carlo Benetton oversees all manufacturing and sourcing activities.

Mr. Alessandro Benetton, the son of Mr. Luciano Benetton, has served as a Director since 1998. After graduating from Boston University, he received a master's degree in Economics and Business at Harvard University. He is currently a Board member of Edizione Holding S.p.A., Autogrill S.p.A., and Banca Popolare di Vicenza. He is also Chairman of 21 Partners S.G.R. S.p.A., 21 Investimenti Partners S.p.A. and 21 Nextwork S.p.A., Vice Chairman of Nordest Merchant S.p.A. and Chairman of the Supervisory Board of 21 Centrale Partners S.A. He is also on the Advisory Committee of Robert Bosch Internationale Beteiligungen and member of Confindustria (Confederation of Italian Industry).

Mr. Gerolamo Caccia Dominioni obtained a degree in Business and Economics at Bocconi University in Milan. After the degree he begun his activity in Philips Italia S.p.A. where he was responsible for the Strategies and Management Control of Diversification Business Division. In 1985 start his activity in Time Warner Group where, until 1998, he was Administrative and Financial Director - Time Warner Italia, General Manger - Warner Music Italia, Chairman and CEO - Warner Music Italia. In 1998 he moved to Paris at Warner Music International with the office of Chairman of Warner Music South Europe. Afterwards, he was in London as Chairman of Warner Music Europe first and then as Vice Chairman & COO Warner Music International.

Mr. Silvano Cassano served as a Chief Executive Officer from 2003 to November 2006 and as a Director from 2003 to April 2007. He began his professional career at Hertz in Italy in 1978 and after working with American Express in Rome and then with Dial, he was asked to return to Hertz in 1990 as head of the Italian market. In 1999, he became their General Manager for Europe, handling in particular Hertz's relaunch in the British and German markets. From 2000, he directed the entire financial services sector for Fiat Auto, firstly as Managing Director of Fidis and later, from 2002, as Chairman of the Consumer Services Business Unit. He's currently Managing Director of Grandi Navi Veloci S.p.A.

Mr. Luigi Arturo Bianchi has served as a Director since April 28, 2000. He received his degree in law, summa cum laude, from Milan University. He is a professor of commercial law at Bocconi University in Milan. As a lawyer at the law firm of Bonelli Erede Pappalardo in Milan, he specializes in corporate matters, bankruptcy proceedings and banking law. He is on the Board of Directors of Anima S.G.R. S.p.A., Assicurazioni Generali S.p.A. and is statutory auditor of MBE Holding S.p.A. He is on the Supervisory Committee of the Italian Stock Exchange and on the editorial committee of the Rivista delle Società.

Mr. Giorgio Brunetti was appointed as a Director on March 31, 2005. He graduated in Business and Economics from Ca' Foscari University in Venice and qualified in business management at the Centro Universitario di Organizzazione Aziendale (CUOA - University Business Administration Centre), which is part of the Department of Engineering of the University of Padua. He began his academic career as an assistant lecturer at Ca' Foscari, subsequently becoming professor of business administration in 1978. In 1992 he became a lecturer at the Department of Business Administration at Università Commerciale Luigi Bocconi in Milan. He is currently a professor of Corporate Strategy at Bocconi University and the head of the university's Vetting Committee and its "Imprenditorialità e Imprenditori" (Entrepreneurship and Entrepreneurs) research centre. He is also a member of the Board of Autogrill S.p.A., Carraro S.p.A., Messaggerie Italiane S.p.A. and an auditor for the Autorità per l'Energia e il Gas (Power & Gas Authority).

Mr. Gianni Mion has served as a Director since 1990. He graduated from Venice University in 1966 with a degree in Economics. He joined Edizione Holding S.p.A. as a Managing Director in 1986. He is a Managing Director of Sintonia S.p.A. and a Board member of 21 Investimenti S.p.A., Autogrill S.p.A., Autostrade S.p.A., Cartiere Burgo S.p.A., Olimpia S.p.A., Telecom Italia S.p.A., Luxottica Group S.p.A., Schemaventotto S.p.A. and Aeroporti di Roma S.p.A. In the past he held prestigious positions at GEPI, Fintermica and Marzotto.

Mr. Alfredo Malguzzi was born in 1962 in Lerici (La Spezia), he is a graduate in business economics from the Università Commerciale Luigi Bocconi, Milan. He is a partner at the Milan firm of Pedersoli & Associati (business and tax consultants). A public accountant, he specializes in business and tax consulting (Italian and international) and has worked in major firms, both Italian and international, since 1985. Formerly with the Business Management School at the Università Bocconi (administration and control area) (1990-1997), he is specialist in fiscal and business law relating to acquisitions, disinvestments and restructuring. He also writes on fiscal matters. He is director of Ditta Michele Ratti S.p.A. and Locman S.p.A., statutory auditor of biG S.r.l., Egidio Galbani S.p.A. and Gruppo Galbani S.p.A. Since April 2004, he is director and member of the Internal Control Committee and Supervisory Committee of Autogrill S.p.A.

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

Mr. Ulrich Weiss served as a Director from 1997 to April 2007. After graduating from Hamburg University with a degree in Business Administration, he joined Deutsche Ueberseeische Bank, a part of the Deutsche Bank Group. He was a member of management of the Frankfurt branch of Deutsche Bank. From 1979 until his retirement in 1998, he was member of the Board of Managing Directors of Deutsche Bank. He is currently a member of the Advisory Board of Deutsche Bank and of other Supervisory Boards and Boards of Directors in Germany (Continental AG, HeidelbergCement AG, Bego Medical AG) and Italy (Ducati Motors S.p.A.).

The table below shows the offices that the directors hold in other companies listed on regulated markets, either domestic or foreign, or in banks, insurance companies, financial organizations, and other companies of significant size that are not part of the Group:
Director	Office	Company
Luciano Benetton	Board member	21,Investimenti S.p.A., Edizione Holding S.p.A.
Carlo Benetton	Chairman	Maccarese S.p.A.
	Deputy Chairman	Edizione Holding S.p.A.
Gilberto Benetton	Chairman	Autogrill S.p.A., Edizione Holding S.p.A., Sintonia S.p.A. (from March 2, 2007)
	Deputy Chairman	Telecom Italia S.p.A., Olimpia S.p.A.
	Board member	Aldeasa S.A. (until March 12, 2007), Mediobanca S.p.A., Lloyd Adriatico S.p.A., Autostrade S.p.A., Pirelli & C. S.p.A., Schemaventotto S.p.A.
Giuliana Benetton	Board member	Edizione Holding S.p.A.
Alessandro Benetton	Chairman and CEO	21,Investimenti S.p.A.
	Chairman	21 Partners S.G.R. S.p.A., 21 Investimenti Partners S.p.A., 21 Nextwork S.p.A.
	Deputy Chairman	Nordest Merchant S.p.A.
	Board member	Edizione Holding S.p.A., Autogrill S.p.A., Banca Popolare di Vicenza
	Chairman of the Supervisory Board	21,Centrale Partners S.A.
Giorgio Brunetti	Board member	Autogrill S.p.A., Carraro S.p.A., Messaggerie Italiane S.p.A., Fondazione di Venezia
	Statutory Auditor	Gas and Energy Authority
Luigi Arturo Bianchi	Board member	Anima S.G.R. S.p.A., Assicurazioni Generali S.p.A.
	Statutory Auditor	MBE Holding S.p.A.
Silvano Cassano	CEO	Grandi Navi Veloci S.p.A. (starting from December 2006)
Gianni Mion	Board member	Edizione Holding S.p.A., Sintonia S.p.A. (starting from March 2007)
CEO

21 Investimenti S.p.A., Aeroporti di Roma S.p.A., Aldeasa S.A. (until March 12, 2007), Autogrill S.p.A., Autostrade S.p.A., Cartiere Burgo S.p.A., Luxottica Group S.p.A., Olimpia S.p.A., Schemaventotto S.p.A., Telecom Italia S.p.A.

Robert Singer	CEO	Barilla Holding S.p.A.
Ulrich Weiss (His office expired as of April 26, 2007)	CEO	Ducati Motors S.p.A.
Alfredo Malguzzi	Board Member	Autogrill S.p.A., FinecoBank S.p.A., Locman S.p.A., Nebula S.R.L.
	Statutory Auditor	Cargoitalia S.p.A., Consilium SGR p.A., biG S.r.l., Egidio Galbani S.p.A., Gruppo Lactalis Italia S.p.A.

The executive officers of the Company, as at December 31, 2006, are set forth below (in alphabetical order).
Name	Date of birth	Since	Responsible for
Biagio Chiarolanza	07.17.1962	2001	Administration and Control Officer; Chief Operation Officer since June 2004.
Andrea Negrin	07.09.1963	2003	Chief of Human Resources.
Adolfo Pastorelli	09.27.1956	2003	Chief Information Officer.

Biagio Chiarolanza has been Chief Operation Officer ("COO") since June 2004. He began his professional career at Arthur Andersen. In 1994, he joined Benetton where, until his appointment as COO, he held the position of executive director in Hungary, Tunisia and Croatia. He has an economics degree from Ca' Foscari University in Venice.

Andrea Negrin has been Chief of Human Resources since 2003. He was Chief of Human Resources from 1986 to 1990, at an Osram S.p.A. plant in Treviso. In 1990 he joined Ligabue S.p.A. and in 2003, the Gruppo Pam in the same position. He has a Political Science degree from Padova University.

Adolfo Pastorelli has been the Chief Information Officer ("CIO") since 2003. Prior to joining Benetton, he was at KPMG Business Advisory Services where, between 2001 and 2003, he held the position of Senior Manager for the Information Technology Business Unit. He obtained a degree in Chemical Engineering at the Sapienza University in Rome.

Mr. Emilio Foà, born on 10.01.1963, has been appointed Benetton's Chief Financial Officer on April 2007; he obtained a degree cum laude in Business Administration at the Bocconi University. He was deputy Chief Financial Officer of Burberry plc. In this role, among other activities, he dealt with financial planning and reporting, tax, treasury and accounting processes. Foà joined Burberry after a 4 year experience in Gucci where he was Group Controller. He began his career as Controller in 3M, subsequently moving as Finance Director to pharmaceutical companies, Boehringer Mannheim and GlaxoSmithKline.

Mr. Pier Francesco Facchini, born on 08.04.1967 and Chief Financial Officer of the Company since 2003, resigned from his office on November, 2006.

He was at Fiat Auto where he held the position of CFO for the Business Unit Customer Services from 2001 to 2003, covering the Fidis, Targasys and Renting group of companies. He has a degree in Business Administration from the Bocconi University in Milan.

Mr. Fabrizio De Nardis, born on 7.10.1962 and Bencom's general manager (the marketing and distribution the Group's subsidiary) since 2004, resigned from his office on April 2006.

He joined Benetton in May 1992 as an Area Manager. From 1995 to 2004, he worked in Benetton Japan, rising to the position of Chairman. He returned to Italy in September 2004 as General Manager of Bencom S.r.l.

B. Compensation

Aggregate compensation paid in 2006 by Benetton to its directors and executive officers (B. Chiarolanza, F. De Nardis, P.F. Facchini, A. Negrin and A. Pastorelli) as a group was approximately Euro 11,957 thousand (included granted stock option plan expenses). The compensation on an individual basis of the directors and on aggregate basis of the key management is disclosed in "Item 17. Financial statements", Note 13 and Note 14. No compensation related to 2006 results was paid to directors and executive officers pursuant the Company's Management Incentive Plan. The aggregate compensation amount mentioned above includes the provision for termination indemnities required by Italian law as part of every employee's normal remuneration, the payment of which is deferred until the date of termination of employment. The amount of the termination indemnities, which are payable in full regardless of the reasons for the termination of service, is determined by an employee's length of service and the overall rate of his latest annual remuneration. The provision for termination indemnities is charged to expenses on an accrual basis. There are no provisions for pension or other retirement benefits for directors or officers.

> Stock option plan

The first vesting period envisaged by the stock option plan, instituted in September 2004 by the Board of Directors of Benetton Group S.p.A., came to an end in September 2006. As a result, a total of 1,337,519 options became exercisable at a price of Euro 8.984, each up until the plan's end date in September 2013. The increase in share capital resulting from the exercise of the options is divisible, meaning that share capital will increase by an amount corresponding to the options exercised by the stated end date.

A total of 1,116,681 options had been exercised as of December 31, 2006, involving the issue of a corresponding number of shares and an increase in share capital from Euro 236,026,454.30 to Euro 237,478,139.60.

Further to a review of the overall structure, scope and principles of the system of incentives, management has agreed with the Company to cancel the second "tranche" of the plan, and the plan will therefore terminate upon the exercise of the 220,838 remaining unexercised options.

Details of the rules of the stock option plan can be found under "Codes" in the Corporate Governance/Investor Relations section of the website

www.benettongroup.com/investors/.
(Euro)	Options outstanding as of 01.01.2006	New options granted in the period	Options exercised in the period	Options expired and not exercised or lost in the period	Options cancelled in the period due to termination of employment	Options outstanding as of 12.31.2006	of which exercisable as of 12.31.2006
No. of options	3,233,577	-	1,116,681	1,337,519 (1)	558,539 (2)	220,838	220,838
Allocation ratio (%)	1.781		0.615	0.737	0.308	0.121
Weighted average exercise price	8.984		8.984			8.984	8.984
Market price	9.62						14.47

(1) Options relating to the second tranche which was cancelled.

(2) Options cancelled following the resignation of Fabrizio De Nardis on April 30, 2006.

C. Board Practices

> Board of Directors. The Company has adopted the traditional system of corporate governance under Italian Law, in which the company is governed by a Board of Directors, the Board of Statutory Auditors oversees observance of the law, the Company's articles of association and the principles of proper administration, and an independent auditing firm sees to the auditing of the accounts.

The Internal Audit Committee assumes a fundamental role, as described below, in part because of Benetton shares are listed on the New York Stock Exchange.

During 2006 the Board of Directors held seven meetings, diligently attended by the directors. Senior managers from the Company and the Group with specific knowledge and responsibility regarding the subjects being discussed were frequently invited to attend Board meetings. During these meetings the Board examined and approved policy guiding Group operations, recommendations concerning organization and corporate governance, general guidelines regarding human resources management, proposals to reorganize corporate structure, operating performance, extraordinary operations and the quarterly, half-year and annual results. Also thanks to the work of the Internal Audit Committee, the Board paid particular attention to the organizational, administrative and accounting structure of the Company and the Group as established by the Chief Executive Officer, including the operation of the internal control system and procedures for managing conflicts of interest. The Board of Directors reviewed periodic reports of the Internal Audit Committee containing details of its work, its assessment of the adequacy of the internal control system, and its latest steps to ensure compliance with the Sarbanes-Oxley Act. The Board examined in advance all transactions by the Company and its subsidiaries classified as significant under the "Procedure for Related Party Transactions and Significant Transactions" (see "Related party transactions" below).

The executive bodies reported to the Board of Directors and Board of Statutory Auditors at least once every three months on the Group's more important operations and activities, with particular reference to significant, atypical, unusual or related party transactions. At the Board meetings, the necessary documentation and information were provided, with reasonable advance notice, such that the Board could knowingly deliberate on the various issues submitted before it.

The Board, as per Italian Corporate Governance Code, formalized and discussed a "self-assessment report", approved by the directors, concerning the size, composition and operation of the Board itself and its committees. The final assessment was positive, revealing that group discussion was both open and direct with respect and appreciation for individual contributions. The directors acknowledged that the conditions had been satisfied for them to carry out their role in an informed and conscious fashion. On this occasion, certain managerial/operational issues affecting the business were also identified for inclusion on the agendas of Board meetings in order to extend collective debate to these topics as well. The current system of powers granted by the Board of Directors on May 9, 2006, as described below, along with the related reporting procedures, ensure that the Board is informed of all transactions with a significant impact on the balance sheet, income statement and financial position of the Company and its Group.

In addition to the aforementioned "Procedure for Related Party Transactions and Significant Transactions", the Company has issued a group policy, also adopted by the boards of directors of its subsidiaries, for the exercise of powers granted to its own proxyholders and to directors and proxyholders of its subsidiaries. Under this policy, the executive directors of all Group companies, even if in possession of related authority, must obtain prior approval from the Board of Directors (or Shareholders' Meeting) of their respective companies for the following transactions, should these fall outside the ordinary course of intragroup business: issue of guarantees, grant or request for loans, purchase or sale of property, purchase or sale of shares in companies and (with some exceptions) business units. The Board of Directors (or Shareholders' Meeting) of the subsidiary in question must subsequently report, through its chairman, to the Chief Executive Officer of the parent company.

At the same time the Parent Company is also guaranteed a continuous, adequate flow of information thanks to the provisions of the "Procedure for Corporate Information Disclosure" (see "Treatment of corporate information" below).

The Board considers that the maximum number of appointments that its own directors may hold as a director or statutory auditor of other listed companies, banks, insurance companies, other financial organizations or other companies of significant size should be compatible with their effective performance of their duties to the Company. The Board has not yet considered it necessary to specify an upper limit to the number of other appointments its directors may hold. Instead, it believes that the effective commitment required by each appointment should be assessed on a case-by-case basis in view of the role actually assumed by the directors in such other companies.

The Board has also stated that by virtue of the time and commitment required, only executive directorships may be regarded, if assumed in several companies, as representing a reason for substantial incompatibility with the effective performance of the office held in the Company. Based on this particular criterion, during the year under review the Board considers that none of the directors has assumed or held appointments in other companies whose number has prevented a constant, attentive and effective performance of their role in the Company.

The Board has not received any declarations from its directors that they are conducting activities in competition with the issuer and the Company's shareholders have not authorized any exceptions to the non-compete provisions contained in article 2390 of the Italian Civil Code.

> Directors. The current Board of Directors, appointed by the Shareholders' Meeting on April 26, 2007, as better explained in previous Item 6A, consists of 11 members (Luciano Benetton, Carlo Benetton, Gilberto Benetton, Giuliana Benetton, Alessandro Benetton, Luigi Arturo Bianchi, Giorgio Brunetti, Gerolamo Caccia Dominioni, Alfredo Malguzzi, Gianni Mion, Robert Singer) who are to remain in office until the meeting of shareholders called to approve the financial statements for the year ended December 31, 2009. A complete overview of the directors' curricula is also available in the Corporate Governance section of the Company's website.

During the month of November 2006 Silvano Cassano, the Chief Executive Officer, relinquished his executive authority, while retaining the office of director.

During the period required for identifying a new chief executive - due to be appointed at the time of preparing this report - the operational management of the Company and its Group has been managed by the Chairman along with a detailed system of proxies involving all the Company's principal departments.

The Board of Statutory Auditors and the Internal Audit Committee have expressed a favorable opinion on the adequacy and efficiency of this system of delegated powers and proxies.

The Chairman, Luciano Benetton, is vested with the powers of company representation and the power to carry out all actions relating to the Company's activities, with limitations on certain types of action including following transactions in particular for which Board approval is required:

  the purchase and sale of shares or corporate bonds for amounts exceeding Euro 25 million;

  the guarantee of obligations of parties other than subsidiaries for amounts exceeding Euro 25 million;

  the purchase and sale of business units and the purchase and sale of property for amounts exceeding Euro 25 million;

  the grant of loans and finance to parties other than subsidiaries for amounts exceeding Euro 5 million.

During his period in office, the Chief Executive Officer, Silvano Cassano, was vested with the power to carry out all actions relating to the Company's ordinary administration and certain actions of extraordinary administration, with the following limitations:

  the purchase and sale of shares in companies for amounts exceeding Euro 5 million;

  the purchase and sale of securities and bonds for amounts exceeding Euro 10 million;

  the purchase and sale of business units and the purchase and sale of property for amounts exceeding Euro 10 million;

  the approval of loans to parties other than subsidiaries for amounts exceeding Euro 5 million;

  the guarantee of loans of companies that are not wholly controlled, either directly or indirectly, by the Company.

No other director had executive powers; now, following his appointment as Vice Chairman, Mr. Alessandro Benetton has been granted by the Board of Directors with executive powers similar to those granted to the Chairman.

In the Company's model of governance, the Chief Executive Office is the Global Head of Company Management, effectively entrusted with running the business. The Board has also decided to grant the aforementioned operating powers to the Chairman in view of his precious experience and undisputed business expertise, along with his extensive knowledge of the Company and the Group. The grant of operating powers to the Chairman and to the Vice Chairman Mr. Alessandro Benetton also guarantees continuity and stability in managing the activities of the Company and the Group.

In view of how operating powers are delegated and since the conditions envisaged by the new Italian Corporate Governance Code do not exist, the Board of Directors has not considered it necessary to designate one of the independent directors as lead independent director.

Four out of the seven non-executive directors (Robert Singer, Giorgio Brunetti, Luigi Arturo Bianchi and Alfredo Malguzzi) are regarded as "independent" of the Company's owners and management, in accordance with the definition of independence contained in the new Listed Company Corporate Governance Code issued during 2006.

Mr. Giorgio Brunetti is the chairman of the Internal Audit Committee; since, as described below, this committee also acts as the Audit Committee for U.S. regulatory purposes, the Board of Directors has verified that his independence complies with the provisions of Section 303A of the NYSE's Listed Company Manual.

Once a year the Board of Directors, based on the information provided by the directors themselves, evaluates the qualifications of independence of all members in accordance with the aforementioned Corporate Governance Code. The Board of Statutory Auditors verifies the criteria and procedures adopted by the Board for ascertaining the independence of directors and reports the results of this work in the report presented to the Shareholders' Meeting. No restrictions have been placed on the reappointment of directors.

> Executive Committee. The Executive Committee members include the Chairman, Luciano Benetton, the CEO, (Silvano Cassano until November 13, 2006; Mr. Gerolamo Caccia Dominioni since April 26th 2007) and Board members Alessandro Benetton and Gianni Mion. The meetings of the Executive Committee are attended by members of the Board of Statutory Auditors and the Chairman of the Internal Audit Committee, none of whom are entitled to vote.

The Executive Committee's responsibilities include defining strategic, industrial, and financial plans for the Group, as proposed by the CEO - prior to be reviewed by the Board of Directors - as well as preparing the annual budgets and interim forecasts.

The Executive Committee also examines and approves particularly significant investment and divestment plans, the approval of financing, the provision of guarantees and analyzes the most significant issues relating to Company performance, to enable the Board of Directors to carry out its duties effectively. The Executive Committee met three times in 2006.

> Treatment of corporate information. The Company adopted the "Procedure for Corporate Information Disclosure" in February 2007. This procedure represents a formalization of the set of existing company procedures designed to govern the preparation, circulation and publication of corporate information, with particular reference to price sensitive information.

This procedure identifies and dictates the standards of conduct, the roles and responsibilities of individual company departments variously involved in the process of preparing and publishing the annual statutory and consolidated financial reports, the Form 20-F report, the interim financial reports (half-year and quarterly reports and related Form 6-K) and other information of a financial or confidential and/or price sensitive nature. This procedure also contains guidelines on managing, monitoring and updating the internal system of administrative and accounting controls and related procedures, designed to allow management to issue the certifications and declarations required under both Italian legislation (Consolidated Law on Finance) and U.S. law (Sarbanes-Oxley Act).

This procedure also requires all of the Group's employees and collaborators to adopt certain standards of general conduct with the prime purpose of guaranteeing the confidentiality of the information learned in the performance of their duties.

The Chief Executive Officer, in agreement with the Chairman, oversees management of confidential information, as well as the process of updating the Procedure for Corporate Information Disclosure.

Communications and relations with the press and institutional and private shareholders are the responsibility of the Media & Communications and Investor Relations departments respectively.

Price sensitive information is publicly disclosed only after the related press release has received final approval from the Board of Directors or Chief Executive Officer. The Media & Communications, Investor Relations and Corporate Affairs departments all take part in the process of drawing up press releases, each with reference to their specific area of responsibility.

A collective body known as the Disclosure Committee also takes part in this process. Its rules of procedure were approved at the same time as the Procedure for Corporate Information Disclosure (of which it forms an integral part).

The Disclosure Committee plays a primarily consultative role, acting as an instrument at the disposal of the Chief Financial Officer (in charge of the Accounting, Finance and Control department) and the Chief Executive Officer in performing the controls required of them - with the associated responsibilities - regarding the correctness, with regard to current legislation, clarity, timeliness, completeness, reliability and transparency of the information being disclosed to the market.

The Disclosure Committee consists of permanent members and members explicitly invited to take part in its meetings for the purposes of discussing specific topics. The permanent members are the persons in charge of the Accounting, Finance and Control office, the Media & Communications office, the Investor Relations office, the Administrative, Tax and Corporate Services office, the Administration & Reporting office and the Corporate Affairs office. The work of this Committee - like the entire Procedure for Corporate Information Disclosure - forms part of the "Disclosures Controls and Procedures" and "Internal Control Over Financial Reporting" required by Sections 302 and 404 respectively of the Sarbanes-Oxley Act, as well as part of the "Administrative and accounting procedures for preparing statutory and consolidated financial statements and any other type of financial communication" under article 154-bis of Italy's Consolidated Law on Finance.

The "Procedure for Corporate Information Disclosure" and the "Disclosure Committee Rules of Procedure" can be found in the Corporate Governance section of the Company's website.

Early in 2006 the Company adopted a new set of Internal Dealing Regulations to replace those previously adopted in 2002. In compliance with article 114 of the Consolidated Law on Finance and article 152-sexies et seq. of the CONSOB Regulation, the latest regulations contain new terms, conditions and procedures for the reporting and disclosure of transactions in Benetton stock by "Relevant Persons" (as defined by the Regulations themselves). The Company has made provision for extended black out periods preceding the approval of the annual and interim financial reports, during which persons defined by the Regulations as Relevant Persons may not deal in Benetton stock.

The entire text of the Internal Dealing Regulations can be found in the Corporate Governance section of the Company's website.

In compliance with the provisions of article 115-bis of the Consolidated Law on Finance and article 152-bis-quinquies of the CONSOB Regulation, towards the end of 2006 the Company introduced a Register of Insiders, after obtaining Board approval for the related procedural rules. This Register currently contains the names of those persons who, by virtue of their work or profession or the functions carried out on Benetton's behalf, have access to price sensitive information regarding the Group. The Register of Insiders Regulations can be found in the Corporate Governance section of the Company's website.

> Directors' Nominations Committee. In view of the Company's current shareholder structure, the Board of Directors has not deemed it necessary to set up a Directors' Nominations Committee. Directors were nominated on the basis of a single list which was filed at the registered office prior to the Shareholders' Meeting, accompanied by suitable personal and professional details of the persons appearing therein. Pursuant to Italian law (L. 58/1998 TUF, and CONSOB - Italian securities exchange commission - regulation) the shareholders meeting held on April 26, 2007, adopted an amendment to the Company's Article of Association, granting minority shareholders the right to appoint one board member and the chairman of the board of statutory auditors. The appointment system is based on lists of candidates to be proposed by the minority shareholders holding at least 2,5% of the total share capital or the lower amount indicated by CONSOB regulation in proportion to the Company's stock exchange total capitalization.

> Remuneration Committee. The Board of Directors nominated the following directors as members of the Remuneration Committee for financial year 2007: Robert Singer (chairman), Giorgio Brunetti and Alfredo Malguzzi. The composition of the Committee for the financial year 2006 was: Mr. Gianni Mion (chairman), Mr. Giorgio Brunetti and Mr. Ulrich Weiss. This Committee therefore now consists of three independent directors. Their remuneration is not linked to company results, which ensures the Committee is objective.

As expressly stated in the related rules of procedure, the Remuneration Committee makes recommendations for submission to the Board of Directors, which makes decisions outside the presence of those directly concerned.

The Remuneration Committee met five times in 2006. It made decisions regarding (i) the management of the Stock Option Plan, drawing up recommendations that were subsequently presented to the Board of Directors, and (ii) incentives and targets in the long and short-term incentive schemes for the Chief Executive Officer and the short-term schemes for senior management, which were also subsequently examined by the Board of Directors. The Committee used the services of external experts for carrying out a full evaluation and prior analysis of such methods of variable remuneration.

Once again in 2006, the Committee provided recommendations to the Board of Directors as to how it should divide up the overall amount of directors' remuneration approved by the shareholders between the executive directors and/or those with particular responsibilities, as reported in the Explanatory notes to the consolidated financial statements of the Group. "Attendance fees" are payable to independent directors for their attendance at meetings of the Board of Directors and its committees. The remuneration of the directors, other than the Chief Executive Officer, is not linked to the Company's results, nor does any director take part in share-based incentive schemes (again other than the CEO).

After prior consultation with the Remuneration Committee, the Board of Directors decided in September 2006, with management's agreement, to cancel the second tranche of the existing stock option plan. Additional information on this topic can be found in the paragraph entitled "Stock options" in the Directors' report accompanying the statutory and consolidated financial statements of Benetton Group S.p.A.

The contents of this stock option plan can be found in the Corporate Governance section of the Company's website.

> Internal Audit Committee. The Internal Audit Committee consists (since April 26, 2007) of three independent, non-executive directors: Giorgio Brunetti (chairman and financial expert), Luigi Arturo Bianchi and Alfredo Malguzzi. The Composition of the Committee for the financial year 2006 was: Ulrich Weiss (chairman), Giorgio Brunetti and Luigi Arturo Bianchi.

Since Benetton shares are listed on the New York Stock Exchange, the Company has complied with the provisions of recent U.S. legislation concerning foreign private issuers by vesting the Internal Audit Committee in 2005 with all the powers needed to fulfill the requirements attributed to the audit committee by such legislation.

This decision, which was formally approved by the Company's Board of Directors, was officially communicated to and approved by the U.S. Securities Exchange Commission (SEC) in Washington. This was made possible due to the presence of only independent directors on the Committee, one of whom (Giorgio Brunetti) qualifies as a "financial expert" under the definition of the aforementioned legislation (as he is in possession of "adequate experience in accounting and finance" as required by Italy's Corporate Governance Code).

The Internal Audit Committee's rules of procedure establish that this body, insofar as allowed by Italian laws and regulations, shall have all the authority, duties, powers and responsibilities required of the audit committee under U.S. law.

Early in 2007 the Board of Directors approved a number of amendments to the Internal Audit Committee's rules of procedure to bring its duties into line with those contained in the Corporate Governance Code.

Accordingly and also for the purposes specified above, the Internal Audit Committee's main responsibilities now include:

  assisting the Board of Directors in defining guidelines for the internal control system; determining the criteria for deciding whether the risks facing the Company and its subsidiaries are compatible with sound, proper business management;

  overseeing the monitoring of the internal control system by assisting the Board of Directors in evaluating its adequacy, effectiveness and actual operation;

  assessing, together with the Head of Financial Reporting and the independent auditors, the appropriateness and consistency of the accounting standards adopted for the purposes of preparing the consolidated financial statements;

  receiving, as the point of contact for the independent auditors, information and communications regarding the consolidated financial statements and Form 20-F concerning critical issues involving the standard or alternative accounting treatment of certain items; receiving from and transmitting to management information and communications regarding such issues;

  assessing, with the assistance of the Head of Financial Reporting and the Head of Internal Control, the proposals put forward by independent auditing firms to obtain the audit engagement;

  monitoring the effectiveness of the independent audit process and assessing the results presented in the independent auditors' report and any management letter;

  prior to hiring independent auditors, evaluating all auditing and other services provided by them and expressing an opinion as to their appropriateness and consistency;

  assessing and verifying the independence of the independent auditors;

  adopting procedures for receiving, filing and handling complaints received by the Company from employees or others regarding accounting matters, internal accounting controls, or auditing in general, while ensuring the anonymity of any employees that file such complaints;

  receiving the annual report from the Head of Internal Control on the application of the "Organizational and Operational Model" envisaged by Italian Legislative Decree 231/2001, which has been adopted by the Company and also includes the Code of Ethics;

  evaluating whether to present the Board of Directors with recommendations for updating and/or amending the "Organizational and Operational Model" envisaged by Italian Legislative Decree 231/2001, and its method of application.

  The Committee met ten times during 2006, with the participation of the entire Board of Statutory Auditors, in compliance with the adopted rules and procedures. All meetings were fully attended by the Committee's members.

The operation and adequacy of the internal control system were confirmed by the Board of Directors, together with the Internal Audit Committee, and with the help of the related Internal Audit department run by the Head of Internal Control (who reports directly to the Chairman of the Internal Audit Committee).

During 2006 the Company revised and improved the mapping of the more significant company processes affecting its results and balance sheet. The following were described for each process reviewed: the activity, the control objective associated with the risks of this activity and the existing controls. The Internal Audit department carried out numerous tests to verify the effectiveness and efficiency of the controls over operating processes, information systems and the so-called "control environment". Tests, carried out using a sample-based approach, revealed a generally negligible percentage of negative results in the thousand or more checks performed. The heads of each function in which a deficiency in controls was revealed promptly planned a series of measures designed to eliminate the weakness or reduce the risk. Because Benetton shares are also listed in the U.S., this process was also conducted in compliance with the provisions of the Sarbanes-Oxley Act. Thanks to the collaboration of the heads of company departments, at year end the Committee was able to positively resolve the aforementioned weaknesses in control.

Based on the results of these tests and detailed information received from the Chief Executive Officer, the Committee and Board of Directors were of the opinion that the internal control system is appropriate for the size and complexity of the Company and the Group and that its design is capable, within reasonable limits, of preventing or in any case promptly intercepting any significant errors in financial reports.

In this context, the independent directors, the Board of Statutory Auditors and the independent auditing firm were also adequately informed of this process.

> Italian Legislative Decree 231/2001. During the course of 2006 the Supervisory and Monitoring Body, set up under article 6.1.b of Italian Legislative Decree 231/2001, consisting of Ulrich Weiss (chairman), Luigi Arturo Bianchi and the Head of Internal Control, carried out controls on the operation and observance of the Organizational and Operational Model adopted by the Company. This Model consists of the following:

  Code of Ethics;

  Operating procedures and reporting systems;

  Internal supervisory and monitoring body;

  Disciplinary system.

The composition of the Committee after the Shareholders' meeting held on April 26, 2007 is the following:

Mr. Luigi Arturo Bianchi (chairman), the Head of Corporate Affairs Dept. and the Head of Internal Control.

The "Internal Audit Committee Rules of Procedure", the "Procedure for Reporting Complaints to the Internal Audit Committee" and the "Organizational and Operational Model" including the "Code of Ethics" can be found in the Corporate Governance section of the Company's website.

> The Board of Statutory Auditors. The Board of Statutory Auditors consists of Angelo Casò (chairman), Filippo Duodo and Antonio Cortellazzo (both standing members). The alternate statutory auditors are Marco Leotta and Piermauro Carabellese.

There is no auditor representing minority interests, as no related list of candidates was submitted.

A complete overview of the qualifications of the members of the Board of Statutory Auditors is available in the Corporate Governance section of the Company's website.

All members of the Board were appointed on May 16, 2005. Their term in office expires with the meeting of shareholders to approve the financial statements for 2007.

The members of this Board were appointed in accordance with the criteria established by article 148 of Italy's Consolidated Law on Finance, as reflected in article 19 of the Company's Articles of Association, on the basis of lists of candidates and sufficient details of their professional and personal qualifications presented to the Company within the legal deadline. The Company's Articles of Associations bar the appointment of persons holding the office of standing member of the board of statutory auditors in more than five other listed companies.

The Chairman of the Board of Statutory Auditors and the standing member Antonio Cortellazzo both satisfy all the requirements of independence contained in the new Corporate Governance Code. The standing member Filippo Duodo was appointed as one of the Company's statutory auditors for the first time in 1992 and has remained in office for more than nine years (thereby exceeding the maximum term envisaged by the Corporate Governance Code for the presumption of independence to continue to apply). The Board of Statutory Auditors considers that Filippo Duodo, like all other members of the board, satisfies all the criteria of independence and autonomy, allowing him to be described as substantially independent.

During the course of 2006 the Board of Statutory Auditors continued to collaborate and exchange information with the Internal Audit department and the Internal Audit Committee, facilitated by the attendance of the statutory auditors at all meetings of the Internal Control Committee (as allowed by the latter's rules of procedure).

The Board of Statutory Auditors met nine times during 2006.

The system of appointing the Board of Statutory Auditors was modified as previously described by introducing into the Articles of Association a procedure allowing minority shareholders to appoint the Chairman of the Board of Statutory Auditors.

D. Employees

As of December 31, 2006, the Group employed 8,894 people as compared to 7,978 and 7,424 at December 31, 2005 and December 31, 2004, respectively. This increase was due to employees working in the network of directly-operated stores.

As of December 31, 2006, 3,803 people were employed in Italy. At the end of 2006, about 18% of them were members of labor unions. None of the Benetton's facilities in Italy are operated on a "closed shop" basis. Management considers the Group to have good labor relations and the Group has not experienced work stoppages that have had a material impact on its operations.

In Italy, collective bargaining agreements for blue collar workers and for white collar employees below management level are negotiated between unions and national associations of the companies within a particular industry. The most recent agreement regarding "Sistema Moda Italia" (broadly corresponding to the textile industry), which covers most of the Group's employees in Italy, was signed in May 2004. The agreement, with respect to its economic and regulatory provisions, increased the cost of labor on average about 1.05% in 2006 compared to 2005.

This table set forth the number of employees of the Group as of December 31, 2006, broken down by business segments and geographical area.
	Apparel		Textile		Other business		Total
	Full time	Part time	Full time	Part time	Full time	Part time	Full time	Part time
Italy	2,201	225	1,323	25	29	-	3,553	250
Rest of the Europe	1,586	1,061	-	-	219	-	1,805	1,061
The Americas	25	43	-	-	-	-	25	43
Rest of the World	1,877	269	-	-	9	2	1,886	271
Total	5,689	1,598	1,323	25	257	2	7,269	1,625

For "Other Business" the split is made considering the legal entities included in this category.

E. Share ownership

The directors Luciano, Gilberto, Giuliana and Carlo Benetton directly and indirectly own, in equal shares, the entire share capital of Edizione Holding S.p.A., the company which controls Benetton Group S.p.A. with an interest of 66.733%.

Except as specified in the following table, none of the directors, statutory auditors or managers with key positions in Benetton Group S.p.A., their spouses, unless legally separated, or their minor children, has held shares during 2006 in Benetton Group S.p.A. or its subsidiaries, either directly or through companies under their control, trust companies or other intermediaries.
Name and surname	Number of shares held as of December 31, 2005	Company	Number of shares purchased	Number of shares sold	Number of shares held as of December 31, 2006	Type of ownership
Gilberto Benetton	45,000	Benetton Group S.p.A.	-	45,000	-	Owned
Alessandro Benetton	4,000	Benetton Group S.p.A.	-	-	4,000	Owned
Silvano Cassano	-	Benetton Group S.p.A.	865,983(1)	865,983	-	Owned
Biagio Chiarolanza	-	Benetton Group S.p.A.	116,434(1)	116,434	-	Owned
Pier Francesco Facchini	-	Benetton Group S.p.A.	134,264(1)	134,264	-	Owned
Ulrich Weiss	3,500	Benetton Group S.p.A.	-	-	3,500	Owned

(1) Purchase and simultaneous resale as a result of exercising stock options.

Mr. Biagio Chiarolanza holds 100,000 options granting him the right to purchase the same number of Benetton's shares at the purchase price of Euro 8.984 each.

Mr. Andrea Negrin holds 120,838 options granting him the right to purchase the same number of Benetton's shares at the purchase price of Euro 8.984 each.

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth as of April 12, 2007 ownership in excess of 5% of the outstanding registered voting securities of the Company:

Title of class	Identity	Shares owned	Percentage
Ordinary shares	Edizione Holding S.p.A.	121,905,639	66.733	(1)

(1) As reported by the shareholder to CONSOB (the Italian securities regulatory authority).

Edizione Holding S.p.A. is a private Italian holding company wholly-owned by the Benetton family, with its corporate headquarters and main office in Treviso, Italy. As a consequence of a stock option plan, instituted in September 2004 by the Board of Directors of Benetton Group S.p.A., in 2006 a total of 1,337,519 options became exercisable, meaning that their beneficiaries could subscribe to an equal number of the Company's shares. The increase in share capital resulting from the exercise of the options was divisible, meaning that share capital increased by an amount corresponding to the options exercised by the stated end date.

After this the percentage of ownership of Edizione was reduced to 66.733% from 67.14%. The number of shares owned by Edizione did not change.

In light of Edizione's ownership of ordinary shares and the director and executive officer positions held by certain members of the Benetton family, Edizione Holding S.p.A. and the Benetton family control the Company.

The major shareholder, Edizione Holding S.p.A., has the same voting rights as those of other holders of ordinary shares or ADSs.

The following table sets forth as of April 12, 2007 ownership in excess of 2% of the outstanding registered voting securities of the Company:

Shareholders by class	%
Edizione Holding S.p.A.	66.733
Zenit Asset Management AB	2.100
Barclays Global Investors NA	2.062

To the best of the Company's knowledge, there are no arrangements to date that may result in a change of control of the Company.

 B. Related party transactions

> Procedure for Related Parties Transactions. On March 30, 2006, the Company's Board of Directors adopted a new Procedure for Related Party Transactions and Significant Transactions in order to implement the latest recommendations on this subject contained in the Listed Company Corporate Governance Code and to follow other domestic and international best practices in identifying the parties, the transactions and the corporate procedures necessary to facilitate the appropriate flow of information. This new Procedure, which replaces the previous "Rules of conduct regarding transactions with related parties and other significant transactions" adopted in 2004, reiterates the central role played by the Board of Directors in the Company's system of corporate governance, ensuring that related party transactions are always carried out in accordance with principles of substantial and procedural fairness. This new Procedure contains a wider definition (based on the recommendations of IAS 24) of related parties of Benetton Group S.p.A. and stricter authorization and disclosure procedures for transactions with such parties, including the requirement, in certain cases, for a prior opinion on individual transactions by the Internal Audit Committee.

The general principles under the Procedure are as follows:

- all related party transactions regardless of their value, including those carried out through subsidiaries, must be reported to the Board of Directors and the Chairman of the Internal Audit Committee.

- prior approval of the Board of Directors, based on the opinion of the Internal Control Committee, is required for all related party transactions (i) with a value in excess of Euro 2.5 million or (ii) containing unusual terms or conditions.

- the directors and statutory auditors may request that the value of the transaction be assessed by one or more experts appointed for this purpose.

- the prior approval of the Board of Directors is required for transactions with a significant impact on the balance sheet, income statement and financial position of the Company and the Group or whose consideration, standing of the counterparty, subject-matter, method or timing of execution might affect the safekeeping of company assets.

The new Procedure also requires that a director who has a direct or indirect interest in a company transaction (even if such interest is potential), shall abstain from the Board's deliberations and voting on the issue.

The Procedure for Related Party Transactions and Significant Transactions was formally adopted in 2006 by the Group's principal companies.

More details on related party transactions carried out during 2006 can be found in the section entitled "Relations with the holding company, its subsidiaries and other related parties" forming part of the Directors' Report on the consolidated financial statements.

The entire text of this Procedure can be found in the Corporate Governance section of the Company's website.

> Relationships between Benetton and its parent company Edizione Holding S.p.A., its parent's subsidiaries and other related parties

The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the holding company. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and the purchase and sale of services.

In addition, Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

The related details are shown below:
	Year ended December 31,
(thousands of Euro)	2004	2005	2006
Receivables	32,684	40,959	46,399
- of which related to tax consolidation with Edizione Holding S.p.A.	32,283	39,567	45,742
Payables	19,825	39,110	33,696
- of which related to tax consolidation with Edizione Holding S.p.A.	18,664	37,466	32,566
Purchase of raw materials	2,982	1,773	2,895
Purchase of fixed assets	-	2,800	-
Other costs and services	13,229	14,832	16,654
Product sales	17	-	190
Revenue from services and other income	937	641	660

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or otherwise under the influence of, managers serving within the Group. The Parent Company's management considers that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No Director, manager, or shareholder is a debtor of the Group.

Item 8: Financial information

> Consolidated statements and other financial information

The financial statements filed as part of this Form 20-F are included in Item 17.

> Percentage of export sales

The Group has sales in approximately 120 countries. In 2006, sales outside Italy amounted to Euro 996 million, or 52% of the total revenues of the Group. In 2006, sales outside of Europe amounted to Euro 302 million, or 16% of total revenues.

> Legal proceedings

The Group has been a party to a number of legal proceedings which have arisen in the normal course of business. Euro 9,717 thousand has been provisioned for these proceedings. The aggregate estimated cost of further proceedings is approximately Euro 27 million. No provisions are made for these disputes because the eventual economic risk is deemed to be very remote.

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

Item 9: The Offer and Listing

The Company's ordinary shares are listed and traded on the Mercato Telematico Azionario (MTA), the Italian screen-based dealer market ("Telematico"), and the Frankfurt Stock Exchange. The shares were initially listed and traded at the Milan Stock Exchange on July 28, 1986 and at the Frankfurt Stock Exchange on October 14, 1988.

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

As of the beginning of May 2007 there were 397,465 ADSs outstanding in the United States, representing 794,930 ordinary shares (0.44% of the total number of outstanding ordinary shares). At that date, there were 87 U.S. registered holders of ADSs. In 2006, almost all securities of the Company were traded on the Milan's Stock Exchange.

During the course of the year, average daily share trades totaled approximately 525,000, while the average stock price was Euro 12.1 (Euro 8.4 in 2005). Over the last three years, the Benetton stock has increased in value by 59%, while its appreciation over the last five years was 14%.

As of December 31, 2006, the Company had 182,675,492 shares outstanding.

The Benetton stock had an excellent performance between the end of 2005 and end of 2006, increasing by more than 50% from Euro 9.62 to Euro 14.47. Over the same period it reached a high of Euro 15.61 on November 6, and a low of Euro 9.62 at the close of 2005. In 2006 the MIDEX index registered a 32% increase.

Benetton's market capitalization increased from Euro 1,747 million as at December 31, 2005 to Euro 2,631 at the end of 2006

The table below sets forth the high and low closing prices for the ordinary shares on the Telematico and the high and low closing prices of the ADSs on the New York Stock Exchange for the periods indicated:
	Ordinary Shares Telematico		ADSs NYSE
	Euro		USD
	High	Low	High	Low
2002	15.90	8.50	28.40	16.80
2003	11.30	5.90	27.41	13.00
2004	10.18	8.33	26.76	20.89

2005
First Quarter	10.15	7.46	26.76	19.30
Second Quarter	7.76	7.01	19.54	17.65
Third Quarter	8.92	7.35	21.42	17.70
Fourth Quarter	9.72	8.19	23.14	19.84

2006
First Quarter	12.48	9.62	30.19	22.90
Second Quarter	12.43	10.62	31.18	27.42
Third Quarter	13.95	11.04	35.30	27.40
Fourth Quarter	15.61	13.43	39.62	34.18

December 2006	14.65	13.49	38.45	36.20
January 2007	14.82	13.31	38.54	34.83
February 2007	13.33	12.36	34.60	32.04
March 2007	12.82	11.85	33.81	31.34
April 2007	13.20	11.88	35.84	31.81
May 2007	13.13	12.08	35.31	32.54

Item 10: Additional Information

> Memorandum and Articles of Association

> Organization and Register. Benetton Group S.p.A. is a limited liability company (Società per Azioni) organized under the laws of Italy. The Company is registered in the Treviso Company Register (Registro Imprese di Treviso) under entry number 00193320264.

> Objects and purposes. The Company's objects and purposes, described in Article 3 of its Articles of Association, include the manufacture and sale of clothing and accessories, as well as the manufacture, marketing and distribution of footwear, cosmetics, sports equipment and any other products and services that contain its trademark brands and other related activities. This includes the purchase, sale, renting out and management of commercial companies for the sale of the products, including food products. In addition, the Company engages in domestic and international freight shipping, provision of warehousing, distribution and transport services (including on third parties' behalf), and the import/export of raw materials, semiprocessed and finished products.

> Ordinary Shares. The Company's authorized and issued share capital is 182,675,492 ordinary shares with par value Euro 1.30 each.

The Company's Articles of Association and applicable Italian law contain, among others, the following provisions with respect to the ordinary shares:

> Capital increases. The Company's shareholders may increase its share capital in exchange for contributions of cash or property. The Company's Articles of Association require its shareholders to pass an extraordinary resolution to increase its share capital. This increase may include the issue of new classes of shares. The Company's shareholders also may resolve to empower its Board of Directors to increase its share capital up to a predetermined amount. The Company's Directors may act on this authority to increase its share capital on one or more occasions for five years from the date of the resolution.

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

> Voting rights. Shareholders are entitled to one vote for each ordinary share they hold. A simple majority of those present at an ordinary shareholders' meeting upon the first call can pass a resolution. With reference to the voting rights, the ADS holders are treated on equal footing with ordinary shareholders.

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

> Purchase by the Company of its own shares. The Company may purchase up to 10% of its own shares, subject to certain conditions and limitations provided by Italian law, including that its shareholders must approve the purchase. The aggregate purchase price may not exceed the earnings reserve that the Company's shareholders have specifically approved. As long the Company owns its shares, they will not be entitled to dividends nor to subscribe for new shares in the case of capital increases, and their voting rights will be suspended. The Company must create in its balance sheet a corresponding reserve, which it may not distribute. For financial year 2007 the Shareholders meeting did not grant to the Board of Directors the power to purchase Company's shares.

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

> Minority shareholders' rights. Shareholders who, alone or jointly with others, represent at least 2.5% of share capital may request, within five days of publication of the notice convening the Shareholders' Meeting that additional items be placed on the agenda, within the limits envisaged by prevailing law and specifying in such request the additional proposed topics for discussion. Shareholders representing at least 10% of the Company's capital can require its directors to convene a general meeting without delay by presenting its directors with an agenda for the meeting. If the Company's directors, or its Board of Statutory Auditors acting in their stead, fail to call a meeting upon this demand, the president of the tribunal may order the calling of the meeting.

Any additions to the meeting's agenda following requests of this kind shall be published in the same manner as the notice convening the meeting itself at least 10 (ten) days in advance of the date set for such meeting. Each shareholder may challenge any resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or the Articles of Association of the Company within three months from the date of the resolution (if the resolution is subject to registration in the Companies Registry, within three months from the date of the registration). Directors and statutory auditors may also challenge shareholders' resolutions on this basis.

Shareholders representing at least 2.5% of the Company share capital can report to a tribunal facts relating to serious irregularities in the discharge of the duties of its directors and auditors. The tribunal can order an investigation at the petitioning shareholders' expense. If the reported irregularities exist, the tribunal can call a general meeting of the Company's shareholders to address the irregularities. If the circumstances warrant, the tribunal can discharge the directors and auditors and appoint a judicial administrator, specifying his powers and the time for which he will hold office. Before the expiration of his term, the judicial administrator must call and preside over a general meeting of the Company's shareholders to select new directors and auditors or to recommend placing the Company in liquidation. As a consequence of the amendment to the Articles of Association adopted (as requested by Italian Law n. 58/1998 and CONSOB regulation) by the shareholders meeting held on April 26, 2007, shareholders representing at least 2.5% of the Company, or the lower percentage requested by Italian law on the basis of the Company's stock exchange capitalization, have the right to appoint a non-executive Board member and the President of the Board of Statutory Auditor through an appointing system based on lists presented by the Shareholders.

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

The Company's directors may call a general meeting by giving thirty days notice of the meeting in the Gazzetta Ufficiale or in one of the Italian national newspapers indicated in the Company's Article of Association, and specifying the place, date, hour and agenda of the meeting. A meeting can act without notice if all the Company's shareholders are represented and all its directors and statutory auditors are present, each person present can object to the discussion of matters on which she does not feel sufficiently informed.

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

If a quorum is not present at the first calling of either an ordinary or an extraordinary general meeting, the Company's directors must call the meeting again. Unless otherwise specified, the Company's directors shall call the second meeting to assemble within thirty days from the date of the first meeting by giving eight days notice in the Gazzetta Ufficiale or in one of the Italian national newspaper indicated in the Company's Article of Association. There is no quorum requirement for ordinary general meetings at second calling, and the agenda will be that of the first meeting.

The Company's Articles of Association stipulate identical quorum and voting requirements for extraordinary general meetings at first and second calling.

If a quorum is not present at an extraordinary general meeting at second calling, the Company's directors can call the meeting again within thirty days of the date of this extraordinary general meeting by giving eight days notice in the Gazzetta Ufficiale or in one of the Italian national newspaper indicated in the Company's Article of Association. Under the Company's Articles of Association, a quorum for an extraordinary general meeting at third calling consists of shareholders representing more than one-third of the share capital. The agenda shall be the same as that of the extraordinary general meeting at second calling, and resolutions must be passed by representatives of at least two-thirds of the share capital represented at the meeting.

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

In the absence of an independent quorum, the directors have no power to vote compensation to themselves. Board members do not have borrowing powers; their borrowing would be considered and authorized by the Board of Directors as atypical and unusual related party transaction (see Item 7 lett. B).

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

As a result of the directors' duty of loyalty, a director is forbidden from pursuing its own interests or third parties interests conflicting with the Company's interests. If a director, in a given transaction, has an interest in conflict with that of the Company either for his own account or for the account of third persons, he must inform the Board of Directors and the Board of Statutory Auditors and abstain from participating in the decisions concerning such transaction. According to Italian law, a resolution taken by one or more directors with a conflict of interests is voidable upon action of those directors who were absent or dissenting, if the resolution may harm the Company if the resolution would not have passed without the vote of the director(s) with a conflict of interests.

In 2006, as in previous years, the Board of Directors complied with the rules defined by the Code of Conduct for listed companies and "Regolamento CONSOB" on related party transactions. As set forth in subsection B of Item 7 above, in 2006, the Board of Directors formally adopted a new release of the Rules of Conduct that Benetton Group S.p.A. have to comply with in matters regarding related party transactions and other significant transactions. These Rules reiterate the central role of the Board of Directors in the Company's system of corporate governance and aim to ensure that related party transactions are carried out according to the criteria of substantial and procedural fairness.

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

> Differences in Benetton Group S.p.A.'s Corporate Governance and New York Stock Exchange corporate governance practices. The following paragraphs provide a brief, general summary of what we believe are significant differences between Benetton's corporate governance practices and NYSE corporate governance rules applicable to U.S. listed companies.

Independent Directors: Under NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The Board of Directors has 4 independent directors out of 11 directors, with the status of "independence" determined under Italian Corporate Governance Code. The composition of the Board of Directors is in compliance with the Italian Corporate Governance Code released by Borsa Italiana S.p.A., which requires an adequate number of "independent non-executive" directors. Italian rules also require that non-executive directors be independent. Independence is evaluated by considering the circumstance and a director usually is not deemed independent, in the following situations: a) if he controls, directly or indirectly, the issuer or is able to exercise over the issuer dominant influence, or participates in a shareholders' agreement through which one or more persons may exercise a control or considerable influence over the issuer; b) if he is, or has been in the preceding three fiscal years, a relevant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same a considerable influence, individually or jointly with others through a shareholders' agreement; c) if he has, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which he/she is a significant representative, or in the capacity as partner of a professional firm or of a consulting company) a significant commercial, financial or professional relationship(i) with the issuer, one of its subsidiaries, or any of its significant representatives, (ii) with a subject who, jointly with others through a shareholders' agreement, controls the issuer, (iii) in case of a company or an entity, with the relevant significant representatives, or (iv) is, or has been in the preceding three fiscal years, an employee of the abovementioned subjects; d) if he receives, or has received in the preceding three fiscal years, from the issuer or a subsidiary or holding company of the issuer, a significant additional remuneration compared to the "fixed" remuneration of non-executive director of the issuer, including the participation in stock option or incentive plans linked to the company's performance; e) if he was a director of the issuer for more than nine years in the last twelve years; f) if he is vested with the executive director office in another company in which an executive director of the issuer holds the office of director; g) if he is shareholder or quotaholder or director of a legal entity belonging to the same network as the company appointed for the accounting audit of the issuer; h) if he is a close relative of a person who is in any of the positions listed in the above paragraphs.

Non-management Directors Meetings: Pursuant to NYSE standards, non-management directors must meet on a regular basis without management present in order to empower them to serve as a more effective check on management and independent directors must meet separately at least once a year. There are no corresponding provisions under Italian law; a similar provision is provided by the aforementioned Italian Corporate Governance Code, which asks to hold at least one annual meeting of independent directors without the participation of other directors. Italian rules (art. 150 Italian Legislative Decree no. 58/1998 and Italian Civil Code art. no. 2381), however, require that the management, through the Managing Directors, must inform the entire Board of Directors and the Statutory Auditors, at least every three months, about the Company's activities and significant financial transactions carried out by the Company and its subsidiaries; in particular, they must report on transactions which could involve a conflict of interest.

Nominating/Corporate Governance committee: Under NYSE standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Pursuant to NYSE standards, this committee should also adopt a written charter that addresses certain matters specified in the listing standards. Benetton Group S.p.A. does not have a nominating/corporate governance committee, as setting up a nominating committee is not required by Italian rules. Directors are appointed by the shareholders and, given the current composition of the Company's shareholders, the Board of Directors did not consider it necessary to set up a nominating committee for board appointments. With reference to corporate governance responsibilities, the Board of Directors of Benetton Group S.p.A. develops and implements the corporate governance procedures.

Compensation Committee: under NYSE standards, U.S. companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors, and the compensation committee is required to have a written charter that addresses certain matters specified in the listing standards. In addition to the review and approval of corporate goals relevant to the CEO's compensation and evaluation of the CEO's performance in light of the corporate goals, this committee must determine and approve the CEO's compensation and make recommendations to the board of directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. Benetton Group S.p.A., in compliance with the Italian Corporate Governance Code, has a compensation committee composed of three independent and non-executive Directors that in consultation with the Board of Directors determines the remuneration of the Chairman and the Managing Directors.

Audit Committee: U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). All members of the audit committee must be independent and the committee is required to adopt a written charter. Among other responsibilities, the audit committee has responsibility for the preparation of an audit committee report, the appointment, compensation, retention, oversight of the external auditors, establishing procedures for the receipt and treatment of (anonymous) complaints, discovery with management and the external auditors and setting hiring policies for employees or former employees of the external auditors. Beginning on July 31, 2005, the Exchange Act requirements regarding audit committees will also apply to non-U.S. listed companies, such as Benetton. In Benetton Group S.p.A., this function is performed as specified in the "Internal Audit Committee" paragraph of Item 6.

With respect to the engagement of the external audit firm performed by the Audit Committee in the U.S. companies, Italian law requires that such appointment be ultimately approved by the shareholders of the company. The process leading to such approval involves several intermediate steps. First, the Internal Audit Committee will have the responsibility of analyzing the proposals submitted by potential firms and selecting among them the external audit firm to be further considered by the company. Second, the Board of Statutory Auditors will resolve to submit to shareholders the proposal for the appointment of the external audit firm selected by the Internal Audit Committee. The shareholders will vote to appoint the external auditors and approve its compensation.

Adoption and disclosure of corporate governance guidelines: U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The guidelines must address: director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the Board of Directors. A summary of the significant differences between Italian corporate governance practices and the NYSE's corporate governance standards applicable to U.S. listed companies is also available on Benetton's website at www.benettongroup.com under "Corporate Governance".

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

This system, designed and constructed with attention to the principles formulated by the Committee for Corporate Governance of the Borsa Italiana, has been implemented with the adoption of relevant codes, rules and procedures encompassing the activity of all the organizational and operational components of the Company. These documents (available on the website www.benettongroup.com in an English language version under Investor Relations) are:

- Report on Corporate Governance;

- Organizational and operational model as per the Italian Legislative Decree no. 231/2001 and Code of Ethics;

- Procedure for Corporate information disclosure (inclusive of the regulation of the Disclosure Committee);

- Internal Dealing Regulations;

- Procedure for related parties transactions and significant transactions;

- Regulation of Insiders' Register;

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

> Material contracts

In August 2006, the Group purchased 50% of the shares in Milano Report S.p.A. (formerly Innominato S.p.A. of the Percassi Group), which operates 48 retail stores, mostly in Lombardy, Italy, that sell the United Colors of Benetton, Sisley and Playlife brands. This deal represents an important step forward for Benetton in its strategy of developing and expanding the Benetton store network in Italy and abroad, including by internal means.

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

The company took the name of Benetton Giyim Sanayi Ve Ticaret A.S. In Turkey, there are currently around 100 Benetton stores in 50 cities.

On June 10, 2005, the Company finalized, with a pool of 10 banks, the negotiation of a revolving credit facility for an amount of Euro 500 million, expiring in 2010. The financing is at a Euribor index linked floating rate, for one, three or six months, with a spread of between 27.5 and 60 basis points. The loan provides for compliance with the following three financial covenants, to be calculated every six months based on the consolidated financial statements:

- minimum ratio between EBITDA (earnings before interest, taxes, depreciation and amortization) and net financial charges of 4;

- maximum ratio between the net financial indebtedness and shareholders' equity of 1;

- maximum ratio between the net financial indebtedness and EBITDA of 3.5.

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

> Voting of the underlying deposited securities

Under the Deposit Agreement, the record holders of ADSs at the close of business on the date specified by the Depositary are entitled, after being timely informed by the Depositary of any meeting of holders of ordinary shares, to instruct the Depositary in writing as to the exercise of the voting rights, if any, pertaining to the ordinary shares represented by their respective ADSs. The Depositary will endeavor, insofar as practicable, to vote or cause to be voted the ordinary shares so represented in accordance with such instructions.

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

In particular, the summary deals only with U.S. holders who will hold ordinary shares or ADSs as capital assets and does not address all of the tax consequences that may be relevant to specific U.S. holders in light of their particular circumstances, such as the tax treatment of a U.S. holder (i) who owns 10% or more of the voting shares directly or through attribution; (ii) who holds the ordinary shares or ADSs in connection with a permanent establishment or fixed base through which the U.S. holder carries on or performs personal services; (iii) who holds ordinary shares or ADSs as a part of an integrated investment (including a straddle, hedging transaction or conversion transaction) consisting of the ordinary shares or ADSs and one or more other positions; (iv) who is a securities dealer, a trader in securities that elects to mark the securities to market, an insurance company, a bank, a tax-exempt organization, an investor liable for alternative minimum tax, an individual retirement account tax-deferred account or other retirement plan, a U.S. expatriate, a regulated investment company or a real estate investment trust; or (v) whose functional currency is not the U.S. Dollar. In addition, the following discussion does not address any aspect of U.S. state or local, or non-U.S. tax laws (other than certain Italian tax laws) or any U.S. federal estate, gift or alternative minimum tax consequences. This discussion is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

For purposes of this section, a U.S. holder means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under U.S. law; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

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

  participation and dividend exemption regime. Capital gains realized by Italian holding companies on sales of shares are taxed on 9% of the capital gain if realized in 2006 and on 16% if capital gain will be realized in 2007. Dividends distributed to Italian companies by resident or non resident companies are 95% exempt (on condition that non resident companies are not located in tax haven (not listed in "black list");

  introduction of a domestic notion of Permanent Establishment;

  foreign tax credit rules;

  equity pro-rata and economical ratio - further limits to the deductibility of interest expenses;

  consortium relief.

> Tax measures introduced in 2006. Relevant tax measures have been introduced in 2006 with Law Decree 223 July 4, 2006, Law Decree 262 October 3, 2006 and Law 296 December 27, 2006. The main tax measures introduced regard:

  the non deductibility of land's depreciation. The new measures provide for the non deductibility of depreciation charges related to land occupied by buildings used in the conduct of business;

  unless a favourable ruling is obtained, the taxation of dividends deriving, directly or indirectly, through other subsidiaries located in tax haven will be subject to taxation in full;

  unless contrary proof is provided, companies and entities which hold controlling interests in resident companies shall be considered resident in Italy if they are directly or indirectly controlled by Italian resident entities;

  the amortization charges of trademark are deductible (as for the goodwill) to the extent of one eighteenth of the cost per year; the amortization charges of Patents, processes, formulas, know how are deductible up to 50 per cent of the cost per year;

  stock options will be subject to substitutive taxation of 12,5 per cent (and not to ordinary taxation as employment income) if the following requirement are met:

  the employee does not have shares or options that represent a percentage of voting rights exercisable in a shareholders' meeting higher than 10 percent;

  the options must not be exercised within three years from the grant date;

  at the time the option is exercisable, the company must be listed on a regulated stock exchange during the five-year period beginning on the exercise date, the employee must retain an investment in shares realized from the exercised options not less than the difference between the value of the shares at exercise and the exercise price paid by the employee.

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

> Income tax on capital gains. Under Italian domestic law, capital gains derived by non-residents (without a permanent establishment in Italy) from the sale of shares constituting substantial participations in a company are subject to personal or corporate income tax on the 40% of their amount, in case of individual or corporate shareholders respectively. Corporate income tax is levied at 33% rate, while personal income tax is levied - starting from January 1, 2007 - at progressive rates according to the following brackets: 23% on taxable income up to Euro 15,000, 27% on taxable income from Euro 15,000 to Euro 28,000, 38% on taxable income from Euro 28,000 to Euro 55,000, 41% on taxable income from Euro 55,000 to Euro 75,000, 43% on taxable income higher than Euro 75,000.

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

> Estate and gift tax. Law Decree 262, October 3, 2006 reintroduced Italian estate and gift tax.

Liability to the tax on gifts and estates follows the Italian tax residence rules. Consequently Italian estate and gift tax may be payable on the death of a US holder or a gift by a US holder of ordinary shares or ADSs, even if the ordinary shares or ADSs are held outside of Italy. Italian estate and gift tax, if applicable, is levied at varying rates depending upon the relationship between the beneficiary and the deceased or donor, respectively.

In brief, the gift and estate tax liabilities will be calculated as follows:

- 4 per cent on the value of the ordinary shares and ADSs if the beneficiary is a spouse or lineal relative (for example parents, children, grandchildren). In this case, each beneficiary has an exemption of Euro 1 million.

- 6 per cent on the value of the ordinary shares and ADSs if the beneficiary is either a relative up to the forth degree (for example brothers and sisters, uncles and aunts, nephews and nieces, cousins), a lineal relative by marriage (for example son or daughter-in-law, spouse of a grandchild or great-grandchild), or a collateral relative by marriage up to the 3rd degree (for example sister or brother-in-law).

Transfers between brothers and sisters benefit from a Euro 100,000 exemption.

- 8 per cent on the value of the ordinary shares and ADSs if the beneficiary does not fall into one of the above classifications.

Disabled beneficiaries can benefit from a Euro 1.5 million exemption.

Double taxation treaties may reduce Italian gift and estate tax. Under the Estate Tax Convention, a credit for the amount of any estate tax imposed by Italy and attributable to the ordinary shares or ADSs will, subject to certain limitations, be allowed against the tax imposed in respect of the ordinary shares or ADSs by the United States on the estate of a deceased person who, at the time of death, was national of, or domiciled in, the United States. There is currently no gift tax convention between Italy and the United States.

> United States federal income taxation

Treatment of the ADSs. A U.S. holder of the ADSs generally will be treated for U.S. federal income tax purposes as the owner of such U.S. holder's proportionate interest in ordinary shares held by the depositary that are represented and evidenced by such ADSs. Accordingly, any deposit or withdrawal of ordinary shares by a U.S. holder in exchange for ADSs generally will not result in the realization of gain or loss to such U.S. holder for U.S. federal income tax purposes.

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

Distributions treated as dividends that are received by a noncorporate U.S. holder (including an individual) through taxable years beginning on or before December 31, 2010 from "qualified foreign corporations" or in respect of stock of a non-U.S. corporation (other than a passive foreign investment company with respect to such U.S. holder) that is readily tradable on an established securities market in the United States generally qualify for a 15% reduced maximum tax rate, so long as certain holding period requirements are met. Since the ADSs are listed on the New York Stock Exchange, unless the Company is treated as a passive foreign investment company, dividends received in respect of the ADSs will qualify for the reduced rate. Dividends paid on the ordinary shares not held through ADSs should qualify for the reduced rate if the Company is treated as a qualified foreign corporation. A non-U.S. corporation (other than a passive foreign investment company with respect to a U.S. holder) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Income Tax Convention as currently in effect meets these requirements, and the Company believes that it is currently eligible for the benefits of the Income Tax Convention. However, the U.S. Internal Revenue Service (the "IRS") may disagree with our conclusion and, therefore, no assurance can be given that such reduced rate will apply to dividends paid on the ordinary shares held by a U.S. holder other than through ADSs. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and non-U.S. source income (which may affect the amount of the U.S. foreign tax credit) and to certain extraordinary dividends. Noncorporate U.S. holders are urged to consult their own tax advisors regarding the applicability of the reduced rate and the related restrictions and special rules.

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

Subject to the limitations on foreign tax credits generally, a U.S. holder may elect to treat the Italian tax withheld on dividends as foreign income tax eligible for credit against such U.S. holder's U.S. federal income taxes. A U.S. holder will be denied a foreign tax credit if that U.S. holder has not held the ordinary shares or ADSs for a minimum period or to the extent that U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Amounts withheld in excess of the applicable Income Tax Convention rate in respect of dividends paid to a U.S. holder that qualifies for the benefits of the Income Tax Convention will not be eligible for credit against the U.S. holder's United States federal income tax liability, but the U.S. holder may claim a refund from the Italian tax authorities. See "Italian Taxation - Income Tax Withholding on Dividends." As an alternative to claiming a foreign tax credit, a U.S. holder may claim a deduction for Italian tax withheld, but only for a year in which the U.S. holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. If a U.S. holder is denied a foreign tax credit due to the holding period requirement described above, however, the U.S. holder may claim a deduction for the taxes for which the credit is disallowed even if such U.S. holder claimed the foreign tax credit for other taxes in the same year. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company will generally constitute "passive category income" or, in the case of certain U.S. holders, as "general category income" for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex, and therefore, each U.S. holder is urged to consult with its own tax advisor to determine whether and to what extent such holder would be entitled to this credit.

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

The Company believes that it was not in 2006, and does not expect to become in 2007, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the value of the Company's assets and the amount and type of the Company's income, there can be no assurance that the Company will not become a PFIC or that the IRS will agree with the Company's conclusion regarding its PFIC status. If the Company is a PFIC in any year, U.S. holders could suffer adverse consequences, including the possible characterization of gain from sale, exchange or other disposition of ordinary shares or ADSs as ordinary income and an interest charge on such gain at the time of such sale, exchange or disposition. The Company urges each U.S. holder to consult its tax advisor regarding the potential application of the PFIC rules.

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

> Back-up withholding. A U.S. holder may be subject to back-up withholding at the applicable rate with respect to dividends paid on or proceeds from the sale or other disposition of ordinary shares or ADSs, unless the U.S. holder is a corporation or otherwise establishes a basis for exemption. A credit can be claimed against the U.S. holder's U.S. federal income tax liability for the amounts withheld under the backup withholding rules and any excess amount is refundable if the required information is provided to the IRS on a timely basis.

Documents on display

The documents concerning the Company which are referred to in this Form 20-F may be inspected upon request at the Company's registered office, i.e. Via Villa Minelli, 1 31050 Ponzano Veneto, Treviso, Italy.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and counterparty credit risk.

a. Foreign exchange rate risk

The Group is exposed to exchange rate fluctuations, which can impact on the economic results and the value of shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

> Exposure to economic exchange risk. The Group's companies may have:

  costs and revenues denominated in currencies other than the functional currency or other currency (usually USD or Euro) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit;

  trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the reporting of exchange rate differences;

  forecast transactions relating to future costs and revenues denominated in currencies other than the functional currency or another currency (usually USD or Euro) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit.

> Exposure to Transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the reporting of exchange rate differences.

> Exposure to Translation exchange risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the Euro, which is the Group's reference currency:

  the statements of income of these companies are translated into Euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in Euro of revenues, costs and economic results;

  assets and liabilities of these companies are translated at the period-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognized directly in shareholders' equity as translation differences.

It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spot transactions and currency options to reduce or hedge the exposure to such risk. The maximum duration of hedging transactions may vary, depending on the type of risk, from a minimum of two years to a maximum of five years. The Group's Financial Policy does not allow the undertaking of any transactions for the purposes of realizing gains from exchange rate fluctuations, or any transactions in currencies to which there is not an underlying exposure or transactions in currencies designed to increase the underlying exposure. Financial instruments are designated as part of a hedging relationship at the inception of the hedge. Fluctuations in the market value of hedging instruments are therefore tied to changes in the market value of the underlying hedged item for the entire duration of the hedge.

The notional value of derivative financial instruments at December 31, 2006 is as follows:
	Notional amounts		Fair value
(thousands of Euro)		Positive	Negative	Net
Economic exchange risk	232,940	1,919	(4,953)	(3,034)
- fair value hedge: - forward (*)	60,756	852	(2,374)	(1,522)
- option	25,550	596	(30)	566
- cash flow hedge: - forward (*)	119,177	235	(2,242)	(2,007)
- option	27,457	236	(307)	(71)

Transaction exchange risk	626,814	21,126	(21,727)	(601)
- fair value hedge: - forward (*)	614,291	20,932	(21,551)	(619)
- option	12,523	194	(176)	18

Translation exchange risk	82,901	2,401	(81)	2,320
- cash flow hedge: - forward (*)	7,389	291	-	291
- option	75,512	2,110	(81)	2,029

(*) The "forward" line includes both currency forwards and the forward portion of currency swaps.

The notional amounts represent the total absolute value of all transactions valued at the relevant forward exchange rate (or option strike price).

Fair value was calculated by discounting and translating future cash flows using market rates as of the balance sheet date (in particular, interest and exchange rates).

Assuming a hypothetical 10% fluctuation up or down in exchange rates against the Euro and that all other conditions remain equal, then the amount of the potential change in the fair value of the above financial instruments at December 31, 2006 would be:
		Change in fair value
(thousands of Euro)	Fair value	+ 10%	- 10%
Economic exchange risk	(3,034)	(6,405)	7,720
Transaction exchange risk	(601)	(1,985)	2,434
Translation exchange risk	2,320	7,192	(8,332)

The above amounts represent the theoretical effect (although it is unlikely that such movements would occur at the same time and to the same extent) on future cash flow provided such instruments are not closed out or offset by other transactions. Bearing in mind that such financial instruments are used for hedging purposes, the Group considers it reasonable to assume that the losses or gains on such transactions will be offset by the gains or losses on the underlying hedged item.

b. Interest rate risk

The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of funding and investment instruments, thus impacting on the Group's financial income and expenses.

The Group's Financial Policy allows it to use derivative financial instruments to hedge or reduce its exposure to interest rate risk.

At December 31, 2006 there are outstanding interest rate swaps with a notional value of Euro 50 million, and one cross-currency interest rate swap with a notional value of approximately Euro 4 million; all these contracts will expire in the first six months of 2008.

The interest rate swaps have been taken out for the purposes of reducing the exposure to floating-rate interest on the syndicated loan of Euro 500 million maturing in July 2007, but have not been designated as hedges of the related interest rate risk for hedging accounting purposes; as a result, changes in their fair value are recognized directly in the statement of income.

Assuming a hypothetical 10% fluctuation up or down in interest rates and that all other conditions remain equal, then the amount of the potential change in the fair value of the syndicated loan and the interest rate swaps at December 31, 2006 would be:
		Change in fair value (clean price)
	Fair value
(thousands of Euro)	(clean price)	+ 10%	- 10%
Syndicated loan	(500,679)	153	(1,160)
Interest rate swap	376	195	(198)

The fair value (or clean price) has been calculated by discounting future cash flows (using market rates ruling at the reporting date) net of accrued interest at the balance sheet date. The fair value of the syndicated loan indicates the theoretical amount in the event of its early repayment before maturity, either in whole or in part. Since this instrument is recognized on the basis of amortized cost, the exposure to interest rate risk is represented by the outflow for financial expenses. Assuming a hypothetical 10% fluctuation up or down in interest rates, then the potential risk of fluctuation in the amount of just the interest component at December 31, 2006 would be:
	Change in fair value
(thousands of Euro)	+ 10%	- 10%
Syndicated loan interest expense	(939)	926

The cross-currency interest rate swap has been taken out by the subsidiary Benetton Korea Inc. and has been designated as a hedge of both interest rate and exchange rate risks attaching to a loan whose terms (amount, maturity, interest fixing) are identical to those of the cross-currency interest rate swap.

At December 31, 2006 the fair value of this instrument is basically matched by the same but opposite effect on the underlying hedged item.

Basically all other financial instruments included in net financial indebtedness (except for cash and checks) are exposed to short-term interest rate fluctuations, meaning that the interest income and expense relating to these positions fluctuates in accordance with the associated interest rate.

c. Liquidity risk

Liquidity risk can arise through the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the maturity and renewal profiles of debt or liquidity profile of financial investments.

At December 31, 2006 the Group had unutilized "committed" credit facilities in the amount of Euro 500 million and "uncommitted" credit facilities in the amount of around Euro 400 million.

Liquidity requirements are monitored by the Parent Company's head office functions in order to guarantee effective access to financial resources and/or adequate investment of liquidity.

Management feels that currently available funds and credit facilities, in addition to those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, working capital management, and debt repayment at natural maturity are concerned.

d. Credit risk

The Group has different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

Trade credit risk basically relates to wholesale sales. Accordingly, the Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or using credit cards and other electronic cards.

Receivables which are partially or totally irrecoverable, if sufficiently significant, are written down on an individual basis. The amount of the write-down takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-down, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

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

As of December 31, 2006 the Group's liquidity was mainly invested in bank deposits and current accounts with leading financial institutions.

e. Equity Market Risk

Benetton Group has no material equity investments.

f. Commodity Price Risk

The Group does not purchase raw materials on future markets.

Item 12: Description of Securities Other than Equity Securities. Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15: Controls and Procedures

a) Evaluation of disclosure controls and procedures

Benetton Group S.p.A. chief executive officer and chief financial officer, have evaluated the effectiveness of the Group' disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F and have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the company.

b) Management Report on Internal Control over Financial Reporting

Benetton Group's Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Benetton Group's internal control system is designed to provide reasonable assurance to the Benetton Group's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Benetton Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management has concluded that, as of December 31, 2006, Benetton Group's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers S.p.A., Italy (PwC), an independent registered public accounting firm, as stated in their attestation report which is included under "Item 17. Financial Statements".

c) Attestation report of the registered public accounting firm

See report of PwC, an independent registered public accounting firm, included under "Item 17. Financial Statements".

d) Changes in internal controls

There has been no change in Benetton's internal control over financial reporting that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, Benetton's internal control over financial reporting.

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

Item 16A: Audit committee financial expert

In compliance with Exchange Act Rule 10A-3, the members of Benetton's Internal Audit Committee are non-executive, independent members of the Board of Directors, and all of such members have financial experience or knowledge in accounting principles. The Internal Audit Committee designated Mr. Giorgio Brunetti as the "audit committee financial expert" as required by Rule 10A-3. Giorgio Brunetti is regarded as "independent" of the Company's owners and management, in accordance with the definition of independence contained in the new Listed Company Corporate Governance Code issued during 2006. For further information about the Internal Audit Committee see "Item 6: Directors, Senior Management and Employees".

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

The Code of Ethics is available on Benetton's website at www.benettongroup.com/investors/. Written copies of the Code of Ethics are available on request through Benetton's Investor Relations office.

 Item 16C: Principal Accountant Fees and Services

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2006, 2005 and 2004 to Benetton Group.

Fiscal year	Currency used	Audit fees	Audit related fees	Tax fees	All other fees
2006	Euro	1,497,000	894,800	17,900	12,000
2005	Euro	1,307,804	234,000	10,400	2,500
2004	Euro	1,048,440	350,063	11,878	6,000

PricewaterhouseCoopers S.p.A. has served as Benetton Group's independent auditor for the financial year ended December 31, 2006, 2005 and 2004. In April 2007, the Annual General Meeting of Benetton Group shareholders has extended the appointment of PricewaterhouseCoopers S.p.A. as independent auditor for a six-year period ending December 31, 2012.

In compliance with Securities and Exchange Act of 1934 Section 10A(i), the Internal Audit Committee has preapproved in advance all audit and non audit services provided by PricewaterhouseCoopers S.p.A. In carrying out this task, the Committee firstly analyzed that the services were not included in the prohibited activities as set forth in the section 10A-(g) of the Exchange Act. In addition, the Committee evaluated if the amount of the services fees could jeopardize the independence of the audit firm.

"Audit fees" include the audit of Benetton Group's annual financial statements and statutory audits.

"Audit related fees" include consultation concerning financial accounting and reporting matters not classified as audit and statutory auditors fees and, in 2006, fees relating to evaluation of Group's internal control over financial reporting as required by Section 404 of the to Sarbanes-Oxley Act of 2002.

"Tax fees" include tax compliance, tax advice and tax planning other than those rendered in connection with the audit.

"Other fees" include other services billed for services that are permissible under applicable rules and regulations and consist primarily of consultancy services related to information technology management.

 Item 16D: Exemptions from the Listing Standards for Audit Committee. Not applicable

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers. Not applicable

PART III

Item 17: Financial Statements

Index

81 Report of independent registered Public Accounting Firm

83 Consolidated statements of income

for the years ended December 31, 2004, December 31, 2005 and December 31,2006

84 Consolidated balance sheets

as of December 31, 2005 and December 31, 2006

86 Shareholders' equity - statement of changes

as of December 31, 2004, December 31, 2005 and December 31,2006

87 Statements of gains/(losses) recognized directly in shareholders' equity for the years ended December 31, 2004, December 31, 2005 and December 31,2006

88 Consolidated cash flow statements

for the years ended December 31, 2004, December 31, 2005 and December 31,2006

90 Explanatory notes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Benetton Group SpA

We have completed an integrated audit of Benetton Group SpA's December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheet of Benetton Group SpA and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, of cash flows, of changes in shareholders equity and of gains and losses recognized directly in shareholders' equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Benetton Group SpA and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Item 15 Controls and Procedures, that Benetton Group SpA maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Treviso (Italy), June 26, 2007

PricewaterhouseCoopers SpA

/s/ ROBERTO ADAMI

Roberto Adami

(Partner)

Consolidated statements of income

(thousands of Euro)	Notes	2004 (*)	2005 (*)	2006
Revenues	9	1,704,124	1,765,073	1,910,975

Materials and subcontracted work	10	779,209	846,233	961,600
Payroll and related costs	13	86,802	84,636	81,175
Industrial depreciation and amortization	12	21,118	21,203	18,209
Other manufacturing costs		42,046	42,663	43,749
Cost of sales		929,175	994,735	1,104,733

Gross operating profit		774,949	770,338	806,242

Distribution and transport		47,760	56,350	63,690
Sales commissions		73,582	70,651	73,952

Contribution margin		653,607	643,337	668,600

Payroll and related costs	13	125,700	135,095	153,500
- of which non-recurring		-	-	2,108
Advertising and promotion (A)	11	53,710	60,967	71,537
Depreciation and amortization	12	74,209	64,164	66,031
Other income and expenses	14	242,154	225,937	198,000
- of which non-recurring		66,818	47,876	(2,890)
General and operating expenses		495,773	486,163	489,068
- of which non-recurring expenses/(income)		66,818	47,876	(782)

Operating profit		157,834	157,174	179,532

Share of income/(loss) of associated companies	15	161	(60)	83
Financial income	16	21,984	24,139	38,476
Financial expenses	17	(43,941)	(47,269)	(56,199)
Foreign currency hedging gains/(losses) and exchange differences	18	(31)	408	(2,560)
Income before taxes		136,007	134,392	159,332

Income taxes	19	27,663	20,288	31,376

Net income for the year attributable to:		108,344	114,104	127,956

- shareholders of the Group		108,795	111,873	124,914
- minority interests		(451)	2,231	3,042

Basic earnings per share (Euro)		0.60	0.62	0.69
Diluted earnings per share (Euro)		0.60	0.62	0.68

(*) In 2004 and 2005 the statements of income were classified by nature of expense. In 2006 they were reclassified by function of expense.

(A) Of which Euro 10,867 thousand invoiced by holding and related companies in 2006 (Euro 9,794 thousand in 2004 and Euro 10,045 thousand in 2005).

Consolidated balance sheets - Assets
(thousands of Euro)	Notes	12.31.2005	12.31.2006
Non-current assets

Property, plant and equipment	20
Land and buildings		565,205	611,317
Plant, machinery and equipment		68,535	67,484
Furniture, fittings and electronic devices		42,273	54,600
Vehicles and aircraft		10,470	10,501
Assets under construction and advances		10,957	10,376
Leased assets		7,728	7,886
Leasehold improvements		37,835	42,350
		743,003	804,514

Intangible assets	21
Goodwill and other intangible assets with indefinite useful life		8,510	28,458
Intangible assets with finite useful life		143,239	194,152
		151,749	222,610

Other non-current assets	22
Investments		5,130	2,445
Guarantee deposits		21,879	21,947
Medium/long-term financial receivables		7,459	3,461
Other medium/long-term receivables (B)		46,120	48,331
Deferred tax assets		196,998	172,446
		277,586	248,630
Total non-current assets		1,172,338	1,275,754

Current assets	23
Inventories		287,246	330,706
Trade receivables		655,386	610,131
Tax receivables		25,173	35,523
Other receivables, accrued income and prepaid expenses (C)		49,730	81,034
Financial receivables		12,970	40,474
Cash and banks		196,327	180,738
Total current assets		1,226,832	1,278,606

Assets held for sale	24	7,826	7,035
TOTAL ASSETS		2,406,996	2,561,395

(B) Of which Euro 21,428 thousand due from holding and related companies (Euro 24,026 thousand in 2005).

(C) Of which Euro 24,314 thousand due from holding and related companies (Euro 16,610 thousand in 2005).

Consolidated balance sheets - Shareholders' equity and liabilities
(thousands of Euro)	Notes	12.31.2005	12.31.2006
Shareholders' equity

Shareholders' equity attributable to the Group	25
Share capital		236,026	237,478
Additional paid-in capital		56,574	65,155
Fair value and hedging reserve		123	(2,396)
Other reserves and retained earnings		857,314	893,570
Net income for the year		111,873	124,914
		1,261,910	1,318,721

Minority interests	26	13,050	22,288
Total shareholders' equity		1,274,960	1,341,009

Liabilities

Non-current liabilities	27
Medium/long-term loans		503,163	341
Other medium/long-term liabilities (D)		24,152	25,244
Lease financing		10,096	5,244
Retirement benefit obligations		49,767	53,434
Other provisions and medium/long-term liabilities		41,603	27,545
		628,781	111,808

Current liabilities	28
Trade payables		314,953	403,345
Other payables, accrued expenses and deferred income (E)		112,662	104,214
Current income tax liabilities		9,275	8,445
Other current provisions and liabilities		11,830	4,884
Current portion of lease financing		5,390	4,036
Current portion of medium/long-term loans		654	500,222
Financial payables and bank loans		48,491	83,432
		503,255	1,108,578
Total liabilities		1,132,036	1,220,386
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2,406,996	2,561,395

(D) Of which Euro 13,813 thousand due to holding and related companies (Euro 20,772 thousand in 2005).

(E) Of which Euro 19,838 thousand due to holding and related companies (Euro 16,694 thousand in 2005).

Shareholders' equity - Statement of changes
		Additional	Fair value	Other reserves
	Share	paid-in	and hedging	& retained	Translation	Net	Minority
(thousands of Euro)	capital	capital	reserve	earnings	differences	income/(loss)	interests	Total
Balances as at January 1, 2004	236,026	56,574	1,525	761,181	-	107,874	12,993	1,176,173
Carryforward of 2003 net income	-	-	-	107,874	-	(107,874)	-	-
Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 12, 2004	-	-	-	(68,992)	-	-	-	(68,992)
Dividends distributed	-	-	-	-	-	-	(422)	(422)
Changes in the period (IAS 39)	-	-	(411)	-	-	-	-	(411)
Stock option	-	-	-	722	-	-	-	722
Acquisition of shares	-	-	-	-	-	-	(7,314)	(7,314)
Increase in share capital	-	-	-	-	-	-	1,960	1,960
Other changes	-	-	-	-	-	-	(196)	(196)
Currency translation differences	-	-	-	-	2,715	-	311	3,026
Net income for the year	-	-	-	-	-	108,795	(451)	108,344
Balances as of 12.31.2004	236,026	56,574	1,114	800,785	2,715	108,795	6,881	1,212,890
Carryforward of 2004 net income	-	-	-	108,795	-	(108,795)	-	-
Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 16, 2005	-	-	-	(61,730)	-	-	-	(61,730)
Dividends distributed
to minority shareholders	-	-	-	-	-	-	(631)	(631)
Changes in the period (IAS 39)	-	-	(991)	-	-	-	-	(991)
Valuation of stock options	-	-	-	2,202	-	-	-	2,202
Increase in share capital
by minority shareholders	-	-	-	-	-	-	2,002	2,002
Minority interest arising on
business combinations (IFRS 3)	-	-	-	-	-	-	1,178	1,178
Currency translation differences	-	-	-	-	4,547	-	1,389	5,936
Net income for the year	-	-	-	-	-	111,873	2,231	114,104
Balances as of 12.31.2005	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960
Carryforward of 2005 net income	-	-	-	111,873	-	(111,873)		-
Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 9, 2006	-	-	-	(61,730)	-	-		(61,730)
Exercise of stock options	1,452	8,581	-	-	-	-		10,033
Valuation of stock options	-	-	-	1,883	-	-		1,883
Changes in the period (IAS 39)	-	-	(2,519)	-	-	-		(2,519)
Allocation of shareholders'
equity to minority interests arising
under a business combination	-	-	-	-	-	-	166	166
Minority interest arising on
business combinations (IFRS 3)	-	-	-	-	-	-	7,358	7,358
Dividends distributed
to minority shareholders	-	-	-	-	-	-	(2,144)	(2,144)
Payment for future
capital increases	-	-	-	-	-	-	1,500	1,500
Valuation of put option
held by minority shareholders	-	-	-	(12,820)	-	-		(12,820)
Currency translation differences	-	-	-	-	(2,950)	-	(684)	(3,634)
Net income for the year	-	-	-	-	-	124,914	3,042	127,956
Balances as of 12.31.2006	237,478	65,155	(2,396)	889,258	4,312	124,914	22,288	1,341,009

Statements of gains/(losses) recognized directly in shareholders' equity
(thousands of Euro)	2004	2005	2006
Gains/(losses) recognized directly in cash flow hedge reserve	927	123	(2,396)
Gains/(losses) recognized directly in fair value reserve	187	-	-
Gains/(losses) recognized directly in translation reserve	3,095	5,936	(3,634)
Gains/(losses) recognized directly in shareholders' equity	4,209	6,059	(6,030)

Transfers from cash flow hedge reserve	(1,392)	(927)	(123)
Transfers from fair value reserve	(133)	(187)	-
Transfers from translation reserve	(69)	-	-
Net income for the year	108,301	114,104	127,956
Net income recognized in the year	110,916	119,049	121,803

Attributable to:
- shareholders of the Group	111,099	115,429	119,445
- minority interests	-183	3,620	2,358

Consolidated cash flow statements
(thousands of Euro)	2004		2005		2006
Operating activities

Net income for the year attributable to shareholders of the Group and minority interests	108,344		114,104		127,956
Income taxes expense	27,663		20,288		31,376
Income before taxes	136,007		134,392		159,332

Adjustments for:
- depreciation and amortization	95,327		85,367		84,240
- (gains)/losses on disposal of assets	36,324		48,336		2,524
- net provisions charged to income statement	80,635		32,146		17,099
- use of provisions	(28,931)		(10,809)		(25,928)
- exchange differences	81		(409)		2,560
- shares of (income)/losses of associated companies	(33)		60		(83)
- net financial (income)/expenses	21,829		23,131		17,723
Cash flow from operating activities before
changes in net working capital	341,239		312,214		257,467

Change in trade receivables	56,676		(2,009)		20,294
Change in other receivables	4,991		30,770		(27,806)
Change in inventories	(15,244)		(24,147)		(32,741)
Change in trade payables	(55,050)		20,762		76,134
Change in other payables	(3,929)		(15,003)		(7,628)
Payment of taxes	(160,141)	(A)	(9,403)		(24,136)
Interest paid	(51,597)		(53,104)		(52,405)
Interest received	23,826		24,842		30,909
Exchange differences	114		408		3,207
Cash flow generated by operating activities	140,885		285,330		236,881

Investing activities

Investments in property, plant and equipment	(123,599)		(72,318)		(152,122)
Investments in intangible assets	(28,162)		(51,457)		(51,419)
Divestitures of property, plant and equipment	58,543	(D)	19,350		24,699
Disposals of intangible assets	3,111		835		4,032
Net change in investments - related receivables and payables	28,597		3,234		(12,966)
Acquisition of subsidiaries	(14,107)		(14,390)		(28,197)
Disposals of subsidiaries	15,167	(D)	(74)		62
Sale/(Purchase) of financial assets	(64,945)	(C)	114,374	(B)	(96)
Cash flow provided/(used) by investing activities	(125,395)	(C) (D)	(446)		(216,007)

(thousands of Euro)	2004	2005	2006
Financing activities

Change in shareholders' equity	1,960	2,182	11,532
Repayment of bond	-	(300,000)	-
Change in short-term borrowing	(14,567)	6,359	9,226
Change in lease financing	(3,057)	(8,269)	(6,411)
Repayment of long-term debt	(1,554)	(997)	(654)
Change in investments in securities	8	223	-
Change in medium/long-term debt/financial receivables with Group companies	59	59	(309)
Increase in medium/long-term financial receivables	(8,916)	(2,500)	(114)
Decrease in medium/long-term financial receivables	9,033	29,035	4,423
Translation differences	6,830	(14,130)	8,871
Payment of dividends	(69,414)	(62,361)	(63,874)
Cash flow provided/(used) by financing activities	(79,618)	(350,399)	(37,310)

Net decrease in cash and cash equivalents	(64,128)	(65,515)	(16.436)

Cash and cash equivalents at the beginning of the year	324,825	260,196	196,327
Cash in companies purchased	-	-	804
Translation differences	(501)	1,646	(1,476)
Cash and cash equivalents at the end of the year (E)	260,196	196,327	179,219

(A) Includes payment of substitute taxes of Euro 124.5 million.
(B) Includes Euro 118 million for the sale of securities.
(C) Includes the acquisition of securities in the amount of Euro 90 million.
(D) Includes residual amounts relating to the sale of the sports equipment segment of Euro 8, 15, and 26 million, respectively, for a total of Euro 49 million.
(E) Includes current account overdrafts for Euro 1,519 thousand in 2006 and zero in 2005 and 2004

Explanatory notes

1. Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

The legal headquarters and other such information are shown on the last page of this document. The Parent Company is listed on the Milan, Frankfurt, and New York stock exchanges.

2. Form and content of the consolidated financial statements

Starting from the 2006 nine-month report, the Group has classified its statement of income by function of expense rather than by nature of expense as in the past. This modification has been made to present the consolidated financial statements and interim financial reports on the same basis as that used by the Group's directors and management and by the financial community to analyze the Benetton business. It should also be noted that the statement of income format used for the consolidated financial statements and interim financial reports of the Benetton Group differs from the one used by Benetton Group S.p.A. for its individual annual financial statements. This is because this company principally acts as a financial holding company and provider of services to its subsidiaries.

The consolidated financial statements of the Group include the financial statements as of December 31 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain companies in which the Group's interest is 50%, or less, and over which it exercises a dominant influence such that it has control over them. In particular:

  Benetton Korea Inc., since the effective voting rights held by Benetton total 51% of all voting rights;

  Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities;

  Milano Report S.p.A., a company which manages stores, mainly in Lombardy, selling Benetton-branded products, insofar as most of the risks and rewards of the business are attributable to Benetton itself by virtue, amongst others, of the margins earned on sales;

  New Ben GmbH, a German company, which manages stores selling Benetton-branded products, insofar as the shareholder agreement gives Benetton the right to appoint the majority of the company's directors. In addition, most of the risks and rewards of the business are attributable to Benetton.

Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the Euro and all values have been rounded to thousands of Euro, unless otherwise specified.

3. Consolidation criteria

The method of consolidation adopted for the preparation of the consolidated financial statements is as follows:

  Consolidation of subsidiary companies' financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Company and other consolidated companies against the relevant shareholders' equity.

  When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets with indefinite useful life". Negative differences are recorded in the statement of income as income.

  Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

  Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

  Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated statement of income.

  The financial statements of foreign subsidiaries are translated into Euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for the statement of income with the exception of companies operating in economies subject to hyperinflation. Differences arising from the translation into Euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity as a separate component.

4. Accounting standards and policies

> Application of IFRS. The Group's financial statements for 2006 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union which are in force at the date of preparing this report. These standards do not differ, in any material respect, from those issued by the International Accounting Standards Board (IASB), meaning that any application of the latter would not have any significant effect on the Group's financial statements.

No accounting standards or interpretations have been revised or issued, applicable from January 1, 2006, that have had a significant impact on the Group's consolidated financial statements.

> New accounting standards.

  In August 2005 the IASB issued IFRS 7 - Financial instruments: disclosures and an amendment to IAS 1 - Presentation of financial statements: additional disclosures relating to capital. IFRS 7 requires additional disclosures regarding the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate some of the information previously required by IAS 32 - Financial instruments: disclosure and presentation. The new accounting standard also requires the disclosure of information relating to the extent of risks arising from the use of financial instruments, and a description of the objectives, policies and processes adopted by management for managing these risks. The amendment to IAS 1 introduces requirements for additional disclosures about an entity's capital. IFRS 7 and the amendment to IAS 1 are effective from January 1, 2007.

  On November 30, 2006 the IASB issued IFRS 8 - Operating Segments which will take effect on January 1, 2009 and replace IAS 14 Segment Reporting. The new accounting standard requires an entity to base the information contained in its segment reporting on factors used by management for taking operating decisions, thereby requiring the identification of operating segments based on internal reports that are regularly reviewed by the entity's management in order to allocate resources to the different segments and to assess their performance. The Group is evaluating the effects of adopting this standard.

5. Valuation criteria

The financial statements have been prepared on a historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

> Revenues. Revenues arise from ordinary company operations and include sales revenues and service revenues.

Revenues from product sales, net of any discounts and returns, are recognized when the company transfers the main risks and rewards associated with ownership of the goods and when collection of the relevant receivables is reasonably certain. Revenues from sales by directly operated stores are recognized when the customer pays. The Group' policy regarding returns by customers is quite restrictive, allowing these only in very specific circumstances (e.g. defective goods, late shipment). At the end of each year the Group considers past trends to estimate the overall amount of returns expected in the following year relating to sales in the year just ended. This amount is then deducted from revenues reported in that year.

Revenues from services are recorded with reference to the stage of completion of the transaction as of the balance sheet date. Revenues are recorded in the financial period in which the service is provided, based on the percentage of completion method. If revenues from the services cannot be estimated reliably, they are only recognized to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial period. Royalties are recognized on an accruals basis in accordance with the substance of the contractual agreements.

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

> Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognized on a straight-line basis over the duration of the contract to which they refer.

> Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

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

The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. The general rule provides that, with specific exceptions, deferred tax liabilities are always recognized.

Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognized amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is possible to offset deferred tax assets and liabilities only if it is possible to offset the current tax balances and if the deferred tax balances refer to income taxes levied by the same tax authority.

> Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company shareholders by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example stock option plans).

> Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. Financial expenses relating to assets requiring a significant period of time before being ready for their planned use or sale are recognized as a cost in the year incurred. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the statement of income as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, fittings and electronic devices	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated.

The commercial properties are depreciated over 50 years.

Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are recognized at their fair value at the start of the lease, or if lower, the present value of the minimum lease payments, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term. Leases for which the lessor effectively maintains all risks and rewards incidental to asset ownership are classified as operating leases. Costs pertaining to operating leases are expensed to income on a straight-line basis over the length of the related agreement.

> Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

Goodwill is recognized initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

Goodwill is not amortized, but is submitted to an impairment test annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of non-financial assets).

Research costs are charged to the statement of income in the period in which they are incurred.

Items which meet the definition of "assets acquired as part of a business combination" are only recognized separately if their fair value can be measured reliably.

Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied systematically over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Management reviews the estimated useful lives of intangible assets at every financial year end.

Normally, the amortization period for main brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French companies, which are amortized over 20 years.

> Impairment losses for non-financial assets. The Group's activities are divided into three segments which, apart from being the basis for making strategic decisions, provide representative, accurate and significant information about its business performance. The three segments identified are identified as:

  apparel;

  textile;

  other and unallocated.

The Benetton Group has identified assets and CGU's (defined as Cash-Generating Units) within each segment (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as its method of implementation: for real estate and some categories of asset (for example: "fonds de commerce" associated with the French stores) fair value is used, while value in use is adopted for most of the other assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external signs indicating that the CGU may be impaired. In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there is evidence of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

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

Classification of financial assets determines their subsequent valuation, which is as follows:

  held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognized in the statement of income when the investment is removed from the balance sheet on maturity or if it becomes impaired;

  available for sale financial assets: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognized in shareholders' equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the statement of income.

Investments in subsidiaries that are not consolidated on a line-by-line basis, because they are not yet operative or are in liquidation as of the balance sheet date, are measured at fair value, unless this cannot be determined, in which case they are carried at cost. The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b. of the consolidation methods. Investments in associated companies are valued using the equity method. Investments in other companies, in which the interest held is less than 20%, are measured at fair value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

All financial assets are recognized on the date of negotiation, i.e. the date on which the Group undertakes to buy or sell the asset. A financial asset is removed from the balance sheet only if all risks and rewards associated with the asset are effectively transferred together with it or, should the transfer of risks and rewards not occur, if the Group no longer has control over the asset.

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

> Trade receivables. These are recorded at estimated realizable value, which is face value less write-downs which reflect estimated losses on receivables; the provisions for doubtful accounts are included among other operating expenses in the statement of income. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate. Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognized from the financial statements at their nominal value. Commissions paid to factoring companies for their services are included in service costs.

> Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

> Cash and banks. These include cash equivalents held to meet short-term cash commitments and which are highly liquid and readily convertible to known amounts of cash.

> Retirements benefit obligations. The provision for employee termination indemnities (TFR) and other retirement benefit obligations, included in this item, fall within the scope of IAS 19 (Employee benefits) being equivalent to defined benefit plans. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Net cumulative actuarial gains and losses not recognized at the beginning of the financial year which exceed 10% of the Group's defined benefit obligation are recorded in the statement of income in a systematic fashion over the expected average remaining working life of the employees participating in the plan (under the "corridor approach"). There are no post-employment benefits.

> Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the statement of income on a straight-line basis over the period during which the options vest and it is offset by an entry to a reserve in shareholders' equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares.

> Provisions for contingent liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate can be made of the same. The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a suitable pre-tax rate. Any provisions for restructuring costs are recognized when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned. In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognized and measured as a provision.

> Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

> Financial liabilities. Financial liabilities are divided into two categories:

  liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of short-term profit-taking. These are recorded at fair value, with the related gains and losses booked to the statement of income;

  other liabilities, which are recorded on the basis of amortized cost.

> Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates on the transaction dates. Exchange gains or losses realized during the period are booked to the statement of income.

At the balance sheet date, the Group companies have adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the statement of income.

Fair value hedges for specific assets and liabilities are recorded in assets and liabilities; the hedging instrument and the underlying item are measured at fair value and the respective changes in value (which generally offset each other) are recognized in the statement of income.

Cash flow hedges are recorded under assets and liabilities; the hedging instrument is measured at fair value and the effective portion of changes in value are recognized directly in an equity reserve, which is released to the statement of income in the financial periods in which the cash flows of the underlying item occur; the ineffective portion of the changes in value is recognized in the statement of income.

The shareholders' equity of foreign subsidiaries is subject to hedging in order to protect investments in foreign companies from fluctuations in exchange rates (foreign exchange translation risk). Exchange differences resulting from these capital hedging transactions are debited or credited directly to shareholders' equity as an adjustment to the translation differences reserve and are reversed to income at the time of disposal or settlement.

Derivative instruments for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the statement of income.

> Government capital grants. Any government capital grants are reported in the balance sheet by recording the grant as an adjusting entry to the carrying value of the asset.

6. Financial risk management

The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and counterparty credit risk.

> Foreign exchange rate risk. The Group is exposed to exchange rate fluctuations, which can impact on the economic results and the value of shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

> Exposure to economic exchange risk. The Group's companies may have:

  costs and revenues denominated in currencies other than the functional currency or other currency (usually USD or Euro) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit;

  trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the reporting of exchange rate differences;

  forecast transactions relating to future costs and revenues denominated in currencies other than the functional currency or another currency (usually USD or Euro) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit.

> Exposure to transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the reporting of exchange rate differences.

> Exposure to exchange translation risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the Euro, which is the Group's reference currency:

  the statements of income of these companies are translated into Euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in Euro of revenues, costs and economic results;

  assets and liabilities of these companies are translated at the period-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognized directly in shareholders' equity as translation differences.

It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spot transactions and currency options to reduce or hedge the exposure to such risk. The maximum duration of hedging transactions may vary, depending on the type of risk, from a minimum of two years to a maximum of five years. The Group's Financial Policy does not allow the undertaking of any transactions for the purposes of realizing gains from exchange rate fluctuations, or any transactions in currencies to which there is not an underlying exposure or transactions in currencies designed to increase the underlying exposure. Financial instruments are designated as part of a hedging relationship at the inception of the hedge. Fluctuations in the market value of hedging instruments are therefore tied to changes in the market value of the underlying hedged item for the entire duration of the hedge.

The notional value of derivative financial instruments at December 31, 2006 is as follows:
	Notional amounts		Fair value
(thousands of Euro)		Positive	Negative	Net
Economic exchange risk	232,940	1,919	(4,953)	(3,034)
- fair value hedge: - forward (*)	60,756	852	(2,374)	(1,522)
- option	25,550	596	(30)	566
- cash flow hedge: - forward (*)	119,177	235	(2,242)	(2,007)
- option	27,457	236	(307)	(71)

Transaction exchange risk	626,814	21,126	(21,727)	(601)
- fair value hedge: - forward (*)	614,291	20,932	(21,551)	(619)
- option	12,523	194	(176)	18

Translation exchange risk	82,901	2,401	(81)	2,320
- cash flow hedge: - forward (*)	7,389	291	-	291
- option	75,512	2,110	(81)	2,029

(*) The "forward" line includes both currency forwards and the forward portion of currency swaps.

The notional amounts represent the total absolute value of all transactions valued at the relevant forward exchange rate (or option strike price).

Fair value was calculated by discounting and translating future cash flows using market rates as of the balance sheet date (in particular, interest and exchange rates).

Assuming a hypothetical 10% fluctuation up or down in exchange rates against the Euro and that all other conditions remain equal, then the amount of the potential change in the fair value of the above financial instruments at December 31, 2006 would be:
		Change in fair value
(thousands of Euro)	Fair value	+ 10%	- 10%
Economic exchange risk	(3,034)	(6,405)	7,720
Transaction exchange risk	(601)	(1,985)	2,434
Translation exchange risk	2,320	7,192	(8,332)

The above amounts represent the theoretical effect (although it is unlikely that such movements would occur at the same time and to the same extent) on future cash flow provided such instruments are not closed out or offset by other transactions. Bearing in mind that such financial instruments are used for hedging purposes, the Group considers it reasonable to assume that the losses or gains on such transactions will be offset by the gains or losses on the underlying hedged item.

> Interest rate risk. The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of funding and investment instruments, thus impacting on the Group's financial income and expenses.

The Group's Financial Policy allows it to use derivative financial instruments to hedge or reduce its exposure to interest rate risk.

At December 31, 2006 there are outstanding interest rate swaps with a notional value of Euro 50 million, and one cross-currency interest rate swap with a notional value of approximately Euro 4 million; all these contracts will expire in the first six months of 2008.

The interest rate swaps have been taken out for the purposes of reducing the exposure to floating-rate interest on the syndicated loan of Euro 500 million maturing in July 2007, but have not been designated as hedges of the related interest rate risk for hedging accounting purposes; as a result, changes in their fair value are recognized directly in the statement of income.

Assuming a hypothetical 10% fluctuation up or down in interest rates and that all other conditions remain equal, then the amount of the potential change in the fair value of the syndicated loan and the interest rate swaps at December 31, 2006 would be:
	Fair value (clean price)	Change in fair value (clean price)
(thousands of Euro)		+ 10%	- 10%
Syndicated loan	(500,679)	153	(1,160)
Interest rate swap	376	195	(198)

The fair value (or clean price) has been calculated by discounting future cash flows (using market rates ruling at the reporting date) net of accrued interest at the balance sheet date. The fair value of the syndicated loan indicates the theoretical amount in the event of its early repayment before maturity, either in whole or in part.

Since this instrument is recognized on the basis of amortized cost, the exposure to interest rate risk is represented by the outflow for financial expenses. Assuming a hypothetical 10% fluctuation up or down in interest rates, then the potential risk of fluctuation in the amount of just the interest component at December 31, 2006 would be:
	Change in fair value
(thousands of Euro)	+ 10%	- 10%
Syndicated loan interest expense	(939)	926

The cross-currency interest rate swap has been taken out by the subsidiary Benetton Korea Inc. and has been designated as a hedge of both interest rate and exchange rate risks attaching to a loan whose terms (amount, maturity, interest fixing) are identical to those of the cross-currency interest rate swap.

At December 31, 2006 the fair value of this instrument is basically matched by the same but opposite effect on the underlying hedged item.

Basically all other financial instruments included in net financial indebtedness (except for cash and checks) are exposed to short-term interest rate fluctuations, meaning that the interest income and expense relating to these positions fluctuates in accordance with the associated interest rate.

> Credit risk. The Group has varying exposure to credit risk depending on the nature of the activities which have generated the receivables.

Trade credit risk relates to wholesale activities. Accordingly, the Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or using credit cards and other electronic cards.

Receivables which are partially or totally irrecoverable, if significant, are written down on an individual basis. The amount of the write-down takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-down, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

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

As of December 31, 2006 the Group's liquidity was mainly invested in bank deposits and current accounts with leading financial institutions.

> Liquidity risk. Liquidity risk can arise through the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the maturity and renewal profiles of debt or liquidity profile of financial investments.

At December 31, 2006 the Group had unutilized "committed" credit facilities in the amount of Euro 500 million and "uncommitted" credit facilities in the amount of around Euro 400 million.

Liquidity requirements are monitored by the Parent Company's head office to ensure effective access to financial resources and/or adequate investment of liquidity.

Management feels that currently available funds and credit facilities, in addition to those which will be generated by operating and financing activities, will allow the Group to satisfy its investment, working capital management, and debt repayment requirements.

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

The business segments are as follows:

  apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

  textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

  other and unallocated, including activities relating to sports equipment produced for third parties by a Group manufacturing company.

The geographical areas defined by the Group for the purposes of secondary segment reporting in compliance with IAS 14 on the basis of significance are as follows:

  Italy;

  Rest of Europe;

  Asia;

  The Americas;

Rest of the world.

> Cash flow statement. In compliance with IAS 7, the cash flow statement, prepared using the indirect method, reports the Group's ability to generate cash and cash equivalents. Cash equivalents comprise short-term highly liquid financial investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. Bank overdrafts are also part of the financing activity, unless they are payable on demand and form an integral part of an enterprise's cash and cash equivalents management, in which case they are classified as a component of cash and cash equivalents. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities. The layout adopted by the Group reports separately:

  operating cash flow: operating cash flows are mainly linked to revenue-generation activities and are presented by the Group using the indirect method; this method adjusts net profit or loss for the effects of items which did not result in cash outflows or generate liquidity (i.e. non-cash transactions);

  investing cash flow: investing activities are reported separately because, amongst other things, they are indicative of investments/divestments aimed at the future generation of revenues and positive cash flows;

  financing cash flow: financing activities consist of the cash flows which determine a change in the size and composition of shareholders' equity and loans granted.

> Use of estimates. Preparation of the report and related notes under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of contingent assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, deferred taxes and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the statement of income.

> Accounting treatment of companies operating in hyperinflationary economies. The Group has not consolidated any subsidiaries in 2006 which operate in hyperinflationary economies. In 2005 the Turkish subsidiary's financial statements were expressed in New Turkish Lira (local currency and reporting currency) at historic cost, in the unit of measurement applicable on the closing date of the reference period. The values relevant to non-cash balance sheet items were revalued applying the variation of the general price index which has occurred between the capture date and the closing date of the reference period. The statements revalued in this way were then converted into the presentation currency of the consolidated income statement (Euro) using the method described in the paragraph "Consolidation methods" for companies using a reporting currency other than the Euro, with the exception of income statement items which were converted at the period-end exchange rate. The profit or loss on the cash position was attributed to the income statement, as financial income or a financial expense.

> Business combinations. The Group accounts for all business combinations by applying the purchase method. The cost of each combination is determined as the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree. Any costs directly attributable to a business combination also form part of its overall cost.

> Minority shareholders. Transactions between the Group and minority shareholders are regulated in the same way as transactions with parties external to the Group. The sale of shareholding interests to minority shareholders by the Group generates gains or losses that are recognized in the statement of income. The purchase of interests by minority shareholders is translated into goodwill, calculated as the excess of the amount paid over the share of the carrying value of the subsidiary's net assets.

8. Other information

> Purchase of subsidiary companies, disposal of associated companies, Group's restructuring activities and other information. The required information under IFRS about the accounting impact, related to below mentioned activities, are detailed in the "Business combinations" paragraph of Note 29.

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

On February 17, 2004 Benfin S.p.A. bought from third parties, for Euro 15 million, 15% of the Olimpias S.p.A. share capital, of which it previously held 85%. This company produces, mainly for Group companies, textile products and, in particular, fabrics, knitted fabrics, yarns, woven and printed fabrics, as well as acting as a dye house and laundry. Olimpias S.p.A. was merged by incorporation into the parent company Benfin S.p.A. effective December 1, 2004, which changed its name at the same time to Olimpias S.p.A. The operation is part of and is based on the same rationale as a more general reorganization of the Group, largely completed during the 2003 financial year.

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

Continuing with the same process of simplification of the corporate structure I.M.I. S.r.l. was merged by incorporation into the parent company Bencom S.r.l. effective September 1, 2004.

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

> 2005. Effective as of January 1, 2005, for the purpose of continued simplification of the Group's corporate structure, Benetton Holding International N.V. S.A. subscribed for an increase in the capital of Benetton International S.A. through a contribution in kind of assets and liabilities, including investments.

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

The subsidiary Benetton Manufacturing Holding N.V. has established the following companies:

- in April, Benetton Istria D.O.O., located in Rijeka (afterward transferred to Labin), Croatia. This company began operations in 2006 as a decentralized production unit;

- in October, the company Benrom S.r.l., located in Romania, responsible for production-related activities;

- Benetton Beograd D.O.O., located in Serbia and Montenegro.

In December, Benetton Manufacturing Holding N.V. received the shares of Benetton Retail (1988) Ltd., Benetton Retail Spain S.L., Benetton Retail Deutschland GmbH, Benetton Trading Ungheria Kft., and Benetton 2 Retail Comércio de Produtos Têxteis S.A. from Benetton International S.A.

In the first half of 2005, the process of setting up Shanghai Benetton Trading Company Ltd., a retail company located in Shanghai, was completed. In October, the remaining 15% stake in the company was acquired, thereby becoming a wholly-owned subsidiary.

In the area of trade development, at the end of October in Tunisia, a trading company was established under the name Benetton Commerciale Tunisie S.à r.l., a wholly-owned subsidiary of Benetton Manufacturing Tunisia S.à r.l.

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

> 2006. In February, as part of the strategy to expand trade in Eastern Europe, Benetton Real Estate International S.A. purchased all the share capital in the company Real Estate Russia Z.A.O. for the purposes of making a real estate investment in St. Petersburg (Russia). In March, Bencom S.r.l. opened up a branch in Iran to develop trade in this country. In May, Benetton Retail Poland Sp. z o.o. was formed in Poland as a wholly-owned subsidiary of the Luxembourg-based company Benetton International S.A.

Benetton Textil - Confeçcão de Têxteis S.A., a Portuguese company, was wound up as part of the process of streamlining corporate structure.

In July, two French companies were purchased as part of the ongoing policy of strengthening the commercial network: these were B.L.B. S.A.S. and Les Halles S.A. which own two businesses located in Saint-Herblain and Paris respectively. In December these two companies then underwent a process of "dissolution sans liquidation" whereby they were cancelled from the local register of companies and all their legal relationships, rights, contracts and obligations were transferred to their sole shareholder, Benetton France Commercial S.A.S.

In August, the subsidiary Benetton Retail Italia S.r.l. purchased 50% of the shares in Milano Report S.p.A. (formerly Innominato S.p.A. of the Percassi Group), which operates 48 retail stores, mostly in Lombardy, that sell the United Colors of Benetton, Sisley and Playlife brands. This deal represents an important step forward for Benetton in its strategy of developing and expanding the Benetton store network in Italy and abroad, including by internal means.

In October, Benetton International Emirates L.L.C. was incorporated in Dubai with the principal purpose of acting as an agency in the Gulf states; Benlim Ltd. also completed its incorporation as a 50% partnership between a local Chinese distribution company and Benetton Asia Pacific Ltd. for the purpose of manufacturing Sisley products under license in China and marketing and distributing them in this country.

During October and November, the Group continued its commercial expansion into Eastern Europe and Asia by completing the following corporate transactions allowing Benetton Real Estate International S.A. to purchase commercial properties in these areas: Property Russia Z.A.O., a company based in Samara (Russia), was purchased for the purpose of acquiring a property in that city; Benetton Real Estate Kazakhstan L.L.P., a company based in Almaty, was incorporated for the purposes of acquiring two properties in Astana and Karaganda (Kazakhstan) respectively; Benetton International Kish Co. Ltd., a company based in Sadaf City (Kish Island), was incorporated in Iran as part of a more complex operation aimed at purchasing, in partnership with a local businessman, a commercial property in Tehran through a subsidiary now being formed; Real Estate Latvia L.L.C., a company based in Riga (Latvia), was purchased for the purpose of acquiring a property in that city; lastly, Real Estate Ukraine L.L.C., a company based in Kiev (Ukraine), was purchased for the purpose of acquiring a property in that city.

In December, Buenos Aires 2000 S.r.l. was merged into S.I.G.I. S.r.l. as part of the ongoing process of streamlining the Group's corporate structure.

Comments on the principal items in the statement of income

9. Revenues
(thousands of Euro)	2004	2005	2006
Sales of core products	1,624,956	1,667,997	1,800,655
Miscellaneous sales	45,767	57,380	74,995
Royalty income	14,419	15,480	11,932
Other revenues	18,982	24,216	23,393
Total	1,704,124	1,765,073	1,910,975

Sales of core products are stated net of discounts and returns.

Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary.

Other revenues refer mainly to the provision of services such as processing, reimbursement and miscellaneous services including the development of advertising campaigns.

Information on the individual segments can be found in the section entitled "Supplementary information - Segment information".

> Sales of core products, by product category

(thousands of Euro)	2004	2005	2006
Casual apparel, accessories and footwear	1,479,576	1,551,700	1,685,174
Fabrics and yarns	95,780	88,583	85,552
Leisure apparel, accessories and footwear	42,876	27,714	29,929
Other	6,724	-	-
Total	1,624,956	1,667,997	1,800,655

> Sales of core products, by brand
(thousands of Euro)	2004	2005	2006
United Colors of Benetton	1,168,709	1,232,156	1,362,679
Sisley	310,867	318,189	322,495
Playlife	31,526	20,497	21,288
Killer Loop	11,348	8,571	8,641
Other sales	102,506	88,584	85,552
Total	1,624,956	1,667,997	1,800,655

The "United Colors of Benetton" brand also includes Euro 497,813 thousand in sales by the "UCB Bambino" brand (Euro 401,164 thousand in 2004 and Euro 429,328 thousand in 2005).

"Other sales" include sales of fabrics and yarns.

Cost of sales

10. Materials and subcontracted work

This includes Euro 676,100 thousand (Euro 438,992 thousand in 2004 and Euro 525,962 thousand in 2005) in costs for the purchase of materials and Euro 285,500 thousand (Euro 340,217 in 2004 and Euro 320,271 thousand in 2005) in costs for subcontracted work.

11. Advertising and promotion

Advertising and promotion costs are Euro 10,570 thousand higher, mostly due to the costs of the event held at the Pompidou Center in Paris to celebrate the Group's 40th anniversary; in addition, higher costs were incurred for developing advertising campaigns for third-party customers, nonetheless matched by an increase in other revenues. Advertising and promotion costs also include Euro 10,867 thousand in sponsorships paid to sporting associations related to the Group (Euro 10,045 thousand in 2005 and Euro 9,794 thousand in 2004).

12. Depreciation and amortization

The Group's amortization and depreciation charges for the year are analyzed as follows:

> 2004

	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	20,889	47,106	67,995
Amortization of intangible assets	229	27,103	27,332
Total	21,118	74,209	95,327

> 2005
	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	20,949	41,293	62,242
Amortization of intangible assets	254	22,871	23,125
Total	21,203	64,164	85,367

> 2006

	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	17,902	41,843	59,745
Amortization of intangible assets	307	24,188	24,495
Total	18,209	66,031	84,240

13. Payroll and related costs

An analysis of the Group's payroll and related costs is presented below, including the industrial ones classified as part of the cost of sales.

These costs also include those relating to directly operated stores.

> 2004

	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	61,641	96,421	1,111	159,173
Social security contributions	20,490	23,787	322	44,599
Provision for retirement benefit obligations	4,104	4,009	68	8,181
Stock option costs	-	722	-	722
Other payroll and related costs	567	761	-	1,328
Total	86,802	125,700	1,501	214,003

> 2005
	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	59,903	103,430	941	164,274
Social security contributions	19,498	23,910	305	43,713
Provision for retirement benefit obligations	4,768	4,627	65	9,460
Stock option costs	-	2,202	-	2,202
Other payroll and related costs	467	926	-	1,393
Total	84,636	135,095	1,311	221,042

> 2006

	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	58,287	118,286	1,128	177,701
Social security contributions	18,449	26,935	315	45,699
Provision for retirement benefit obligations	3,694	4,155	55	7,904
Stock option costs	-	1,883	-	1,883
Other payroll and related costs	745	2,241	-	2,986
Total	81,175	153,500	1,498	236,173

Payroll and related costs have increased mainly as a result of growth in the number of directly operated stores.

The number of employees is analyzed by category below:
	2004	2005	2006	Period average
Management	100	99	95	97
White collar	3,674	4,000	4,788	4,394
Workers	2,542	2,400	2,386	2,393
Part-timers	1,108	1,479	1,625	1,552
Total	7,424	7,978	8,894	8,436

> Stock options plan. The Group's Shareholders' Meeting in September 2004 approved a stock option plan. The estimated fair value of each share option granted by the plan is of Euro 1.874 (weighted average price). The fair value was calculated using the Black-Scholes option price valuation method. The data considered for modeling purposes was as follows:

	Vesting period:	Vesting period:
	2 years	4 years (*)	Total
Number of options granted	1,616,788.5	1,616,788.5	3,233,577
Grant date	09.09.2004	09.09.2004
First exercise date	09.09.2006	09.09.2008
Expiring date	09.09.2013	09.09.2013
Average exercise date (estimated as mid-point
between first exercise and expiring dates)	03.10.2010	03.10.2011
Dividend yield	4.16%	4.16%
Expected volatility (historic at 260 days)	27.60%	27.60%
Risk-free interest rate	3.493%	3.671%
Option life (years)	9.0	9.0	9.0
Expected average life (years)	5.5	6.5	6.0
Unit fair value in Euro (Black-Scholes)	1.831	1.916	1.874
Total fair value in Euro	2,960,408	2,850,457	5,810,865

(*) Cancelled on September 21, 2006.

Further details on the stock options plan are given below:
	2004		2005		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	No. options	price	No. options	price	No. options	price
At the beginning of the year	-	-	3,233,577	8.984	3,233,577	8.984
Granted	3,233,577	8.984	-	-	-	-
Cancelled	-	-	-	-	1,337,519	-
Forfit	-	-	-	-	558,539	-
Exercised	-	-	-	-	1,116,681	8.984
Circulating at year end	3,233,577	8.984	3,233,577	8.984	220,838	8.984
Exercisable at year end	-	-	-	-	220,838	8.984

Options outstanding at December 31, 2006 have a remaining average weighted life of 6.7 years.

The cost charged to income in 2006 amounts to Euro 1,883 thousand (Euro 722 thousand in 2004 and Euro 2,202 thousand in 2005) and includes Euro 1,130 thousand for canceling the second tranche; this amount is equal to the difference between the total fair value of options held by beneficiaries at the date of cancelling the plan, and the cost previously recorded.

> Key senior management. The following persons have been identified as key senior managers of the Group:
Function
Silvano Cassano (*)	Chief Executive Officer
Biagio Chiarolanza	Chief Operations Officer
Fabrizio De Nardis (*)	Commercial Director
Pier Francesco Facchini (*)	Chief Financial Officer
Andrea Negrin	Human Resources Director
Adolfo Pastorelli	Chief Information Technology Officer

(*) Fabrizio De Nardis reached an agreement in March 2006 to leave the Benetton Group, while Silvano Cassano and Pier Francesco Facchini left office on November 13, 2006.

The following table summarizes the total remuneration of key senior managers (excluding any directors' fees):
(thousands of Euro)	2004	2005	2006
Short-term benefits	1,690	2,032	3,117
Deferred compensation	-	-	-
Other long-term benefits	-	-	-
Severance indemnity	-	-	2,666
Stock-based compensation (*)	722	2,202	1,883
Total	2,412	4,234	7,666

(*) These amounts correspond to the fair value of options granted and charged to the statement of income in the two years reported.

14. Other income and expenses

(thousands of Euro)	2004	2005	2006
Non-industrial general costs	77,982	82,024	95,378
Other operating expenses/(income)	49,718	72,308	86,680
Additions	44,995	25,206	15,651
Other expenses/(income)	69,459	46,399	291
Total	242,154	225,937	198,000

> Non-industrial general costs
(thousands of Euro)	2004	2005	2006
Other services	16,616	16,309	20,614
Consulting and advisory fees	10,621	11,744	13,313
Rental and hire costs	9,805	10,664	11,007
Travel and entertainment	7,376	8,174	9,918
Energy	4,298	5,416	7,873
Sundry purchases	6,211	5,847	6,709
Maintenance	4,483	5,491	6,116
Directors and statutory auditors	6,438	5,475	5,362
Telephone and postage expenses	3,816	4,061	4,930
Insurance	4,277	4,245	4,112
Banking services	1,254	1,526	2,949
Surveillance and security	1,746	1,755	1,862
Other	1,041	1,317	613
Total	77,982	82,024	95,378

The following table reports all the remuneration, in whatever form, paid to each individual member of the Parent Company's Board of Directors and Board of Statutory Auditors.
(thousands of Euro)
Name & surname	Position held	Duration of office (1)	Gross remuneration
Luciano Benetton	Chairman	12.2006	1,600
Carlo Benetton	Deputy Chairman	12.2006	800
Alessandro Benetton	Deputy Chairman	12.2006	300
Silvano Cassano	Chief Executive Officer (2)	12.2006	2,780	(3)
Gilberto Benetton	Director	12.2006	100
Giuliana Benetton	Director	12.2006	800
Luigi Arturo Bianchi	Director	12.2006	93
Giorgio Brunetti	Director	12.2006	103
Gianni Mion	Director	12.2006	53
Robert Singer	Director	12.2006	59
Ulrich Weiss	Director	12.2006	96

Angelo Casò	Chairman of the Board of Statutory Auditors	12.2007	62
Antonio Cortellazzo	Statutory Auditor	12.2007	69
Filippo Duodo	Statutory Auditor	12.2007	136

(1) Until approval of the financial statements.
(2) Silvano Cassano relinquished his authority on November 13, 2006, while retaining the office of director.
(3) Also includes salary for employment but not the value of stock options.

During 2006 Silvano Cassano exercised options to subscribe to 865,983 shares in Benetton Group S.p.A. at the price of Euro 8.984 per share, reselling them immediately thereafter.

> Other operating expenses/(income)
(thousands of Euro)	2004	2005	2006
Operating expenses:
- rental expense	75,136	91,527	116,281
- indirect taxes and duties	7,980	8,906	8,611
- other operating expenses	13,700	17,706	19,057
Total operating expenses	96,816	118,139	143,949

Operating income:
- rental income	(34,456)	(35,410)	(45,721)
- reimbursements and compensation payments	(1,691)	(2,968)	(3,640)
- other operating income	(10,951)	(7,453)	(7,908)
Total operating income	(47,098)	(45,831)	(57,269)
Total	49,718	72,308	86,680

> Additions
(thousands of Euro)	2004	2005	2006
Addition to provision for doubtful accounts	39,240	17,387	10,680
Addition to provision for sales agent indemnities	2,365	3,543	2,029
Addition to provision for legal and tax risks	3,390	4,276	2,942
Total	44,995	25,206	15,651

> Other expenses/(income)

(thousands of Euro)	2004	2005	2006
Other expenses:
- impairment of property,
plant and equipment and intangible assets	49,116	50,340	13,632
- costs for expected obligations	31,373	11,960	2,723
- donations	2,307	2,321	2,714
- other losses	2,524	2,628	2,362
- losses on disposal of tangible and intangible assets	6,361	1,952	1,132
- other sundry expenses	21,200	6,311	3,155
Total other expenses	112,881	75,512	25,718

Other income:
- gains on disposals of property,
plant and equipment and intangible assets	(27,098)	(6,385)	(10,879)
- release of provisions	(3,864)	(14,673)	(9,179)
- reversal of impairment of property,
plant and equipment and intangible assets	-	-	(3,503)
- other gains	(6,717)	(7,255)	(456)
- other sundry income	(5,743)	(800)	(1,410)
Total other income	(43,422)	(29,113)	(25,427)
Total	69,459	46,399	291

The non-recurring income and expenses included in this heading are detailed in the section entitled "Supplementary information - Non-recurring events and significant transactions".

15. Share of income/(loss) of associated companies

This amounts to Euro 83 thousand in 2006 (Euro less 60 thousand in 2005 and Euro 161 thousand in 2004), most of which refers to income arising from the sale of some of the Group's minor investments.

16. Financial income
(thousands of Euro)	2004	2005	2006
Income from hedges of economic exchange risk	1,144	5,902	12,227
Income from hedges of transaction exchange risk	6,153	7,268	15,394
Income from hedges of translation exchange risk	1,887	930	4,105
Income from hedges of interest rate risk	6,481	4,049	1,851
Interest income on current, currency and deposit accounts	3,875	2,749	3,119
Interest income from receivables	1,210	964	1,574
Sundry other financial income	628	670	206
Interest income from securities classified as financial assets	606	1,607	-
Total	21,984	24,139	38,476

17. Financial expenses
(thousands of Euro)	2004	2005	2006
Expenses from hedges of economic exchange risk	(114)	(7,345)	(11,532)
Expenses from hedges of transaction exchange risk	(6,985)	(6,446)	(11,411)
Expenses from hedges of translation exchange risk	(26)	(1,107)	(3,701)
Expenses from hedges of interest rate risk	(4,933)	(4,447)	(1,365)
Interest on bank loans	(12,705)	(15,428)	(19,433)
Bank charges and commissions	(1,162)	(1,798)	(2,504)
Sundry other financial expenses	(8,154)	(3,897)	(4,612)
Interest on bank overdrafts	(379)	(1,030)	(770)
Interest on loans from other lenders	(942)	(832)	(487)
Interest on advances against receivables	(465)	(303)	(384)
Interest on bonds	(8,076)	(4,636)	-
Total	(43,941)	(47,269)	(56,199)

18. Foreign currency hedging gains/(losses) and exchange differences

Exchange differences mainly originate from receipts from foreign customers and payments to foreign suppliers and from currency hedges. This item also includes exchange differences arising from translation of receivables and payables in foreign currency at the year-end exchange rate.

19.Income taxes

The balance includes current taxes and deferred tax income and expenses:
(thousands of Euro)	2004	2005	2006
Current taxes	22,636	13,631	15,677

Deferred tax income:
- reversal of intercompany profits	531	762	(1,138)
- impairment of investments	8,036	12,398	12,268
- additions, uses and releases from provisions
for risks and other charges	(6,311)	7,090	11,641
- taxes on a different depreciable/amortizable base
for property, plant and equipment and intangible assets	4,424	(2,487)	(4,073)
- capital losses	142	582	-
- tax losses carried forward	(7,094)	(3,179)	(620)
- fair value of derivatives	1,194	-	2,122
- other	(1,964)	(1,331)	955
Total deferred tax income	(1,042)	13,835	21,155

Deferred tax expenses:
- reversal of excess depreciation and the application
of finance lease accounting	69	(2,491)	(4,277)
- capital gains	(1,866)	63	(439)
- distributable earnings/reserves of subsidiaries	7,957	(2,328)	(560)
- fair value of derivatives	-	(2,476)	-
- tax effect of business combination	-	-	(564)
- other	(91)	54	384
Total deferred tax expenses	6,069	(7,178)	(5,456)
Total	27,663	20,288	31,376

The reconciliation of the tax charge is as follows:
(in %)	2004	2005	2006
Theoretical tax rate	37.25	37.25	37.25
Different tax rate of companies in profit	(18.12)	(13.38)	(16.17)
Different tax rate of companies in loss	10.68	11.19	6.21
Tax effect of distributable earnings/reserves of subsidiaries	5.85	0.56	0.79
Effects arising from business transfers	(9.22)	(21.21)	(11.51)
Amortization of excess consideration
associated with acquisitions	1.75	(0.22)	0.25
Tax benefit deriving from the impairment of investments	(5.91)	-	-
Recognition of tax loss carried forward	(5.25)	(3.86)	(0.39)
Effect of impairment of property, plant and equipment and intangible assets	3.65	8.61	1.59
Higher rate of IRAP (Italian regional business tax)	1.70	3.38	3.44
Other net effects	(2.04)	(7.22)	(1.78)
Effective tax rate	20.34	15.10	19.68

Comments on the principal asset items

Non-current assets

20. Property, plant and equipment

The following table summarizes movements in property, plant and equipment during 2006 and 2005. The total amount of Euro 804,514 thousand reported at the foot of the table is stated at net book value.

			Furniture,
		Plant,	fittings and	Vehicles	Assets under
	Land and	machinery and	electronic	and	construction	Leased	Leasehold
(thousands of Euro)	buildings	equipment	devices	aircraft	and advances	assets	improvements	Total
Balance at 12.31.2004	579,986	79,658	38,913	10,583	3,724	11,743	48,158	772,765
Additions	9,427	12,456	27,029	1,324	9,848	-	12,233	72,317
Disposals	(1,980)	(1,792)	(1,069)	(289)	(144)	-	(1,000)	(6,274)
Depreciation	(12,611)	(21,007)	(17,746)	(1,586)	-	(898)	(8,394)	(62,242)
Impairment	(8,782)	(2,010)	(6,901)	-	-	-	(11,705)	(29,398)
Reclassification to
assets held for sale	(2,802)	(103)	(1,813)	(20)	-	(3,064)	(5)	(7,807)
Reclassifications and
translation differences	1,967	1,333	3,860	458	(2,471)	(53)	(1,452)	3,642
Balance at 12.31.2005	565,205	68,535	42,273	10,470	10,957	7,728	37,835	743,003
Change in
consolidation	245	296	224	-	17	1,047	674	2,503
Additions	66,559	9,064	33,608	1,301	18,883	235	22,471	152,121
Disposals	(10,519)	(2,467)	(1,495)	(194)	(55)	-	(2,464)	(17,194)
Depreciation	(12,200)	(17,714)	(18,358)	(1,090)	-	(1,050)	(9,332)	(59,744)
Impairment	-	(96)	(3,815)	-	-	(74)	(8,004)	(11,989)
Impairment reversals	-	18	10	-	-	-	-	28
Reclassification to
assets held for sale	(460)	(4)	(36)	-	-	-	(94)	(594)
Reclassifications and
translation differences	2,487	9,852	2,189	14	(19,426)	-	1,264	(3,620)
Balance at 12.31.2006	611,317	67,484	54,600	10,501	10,376	7,886	42,350	804,514

Investments in the year totaled Euro 152,121 thousand, mainly relating to:

  acquisitions of properties for commercial use and the modernization and refurbishment of stores for the purposes of expanding the retail network, particularly in Eastern Europe;

  plant, machinery and equipment purchased to boost production efficiency, particularly at the manufacturing companies;

  the construction of a new factory by a subsidiary in Croatia;

  the purchase of store furniture and fittings.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

Disposals in the year amounted to Euro 17,194 thousand, most of which referred to the sale of a commercial property by a Spanish subsidiary.

The impairment losses recognized in the year, totaling Euro 11,989 thousand, mostly refer to the write-down of certain commercial assets to their estimated recoverable value.

		12.31.2005			12.31.2006
		Accumulated			Accumulated
		depreciation and			depreciation and
(thousands of Euro)	Gross	impairment	Net	Gross	impairment	Net
Land and buildings	686,096	120,891	565,205	743,635	132,318	611,317
Plant, machinery
and equipment	290,442	221,907	68,535	300,579	233,095	67,484
Furniture, fittings
and electronic devices	136,901	94,628	42,273	164,945	110,345	54,600
Vehicles and aircraft	22,823	12,353	10,470	23,140	12,639	10,501
Assets under construction
and advances	10,957	-	10,957	10,376	-	10,376
Leased assets	9,678	1,950	7,728	13,265	5,379	7,886
Leasehold improvements	123,857	86,022	37,835	139,998	97,648	42,350
Total	1,280,754	537,751	743,003	1,395,938	591,424	804,514

The net book value of "Land and buildings" is analyzed according to use as follows:
(thousands of Euro)	12.31.2005	12.31.2006
Commercial	445,879	488,411
Industrial	90,001	94,604
Other	29,325	28,302
Total	565,205	611,317

"Leased assets" are analyzed as follows:

(thousands of Euro)	12.31.2005	12.31.2006
Buildings	5,959	5,959
Plant, machinery and equipment	3,719	3,954
Furniture, fittings and electronic devices	-	3,105
Leasehold improvements	-	247
(Accumulated depreciation)	(1,950)	(5,379)
Net book value	7,728	7,886

The long-term portion of the outstanding principal contained in lease repayments at December 31, 2006 is recognized as "Lease financing" under non-current liabilities, while the short-term portion is reported in current liabilities.

A portion of property, plant and equipment has been mortgaged with banking institutions as collateral security for loans whose outstanding repayments total Euro 240 thousand at December 31, 2006.

21. Intangible assets

The following table reports movements in the principal categories of intangible assets:

	Goodwill and		Concessions,
	other intangible		licenses,
	assets with indefinite	Industrial	trademarks and	Deferred
(thousands of Euro)	useful life	patents	similar rights	charges	Other	Total
Balance at 12.31.2004	5,346	1,099	23,934	90,161	16,079	136,619
Change in
consolidation	5,472	-	-	2,356	-	7,828
Additions	-	35	1,783	35,798	13,841	51,457
Disposals	-	-	(7)	(742)	(14)	(763)
Amortization	-	(249)	(3,891)	(12,298)	(6,687)	(23,125)
Impairment	(2,551)	-	(4,863)	(11,840)	(1,688)	(20,942)
Reclassifications and
translation differences	243	142	1	(976)	1,265	675
Balance at 12.31.2005	8,510	1,027	16,957	102,459	22,796	151,749
Change in
consolidation	-	-	-	319	-	319
Additions	19,712	54	1,400	56,813	17,353	95,332
Disposals	-	-	(5)	(1,699)	(83)	(1,787)
Amortization	-	(256)	(2,685)	(15,316)	(6,239)	(24,496)
Impairment	-	-	-	(1,585)	(58)	(1,643)
Impairment reversals	-	-	2,500	974	-	3,474
Reclassification of
assets held for sale	-	-	-	(1,011)	-	(1,011)
Reclassifications and
translation differences	236	(22)	20	646	(207)	673
Balance at 12.31.2006	28,458	803	18,187	141,600	33,562	222,610

The change in "Goodwill and other intangible assets with indefinite useful life" includes Euro 19,712 thousand in relation to the acquisition of 50% of Milano Report S.p.A. in August 2006.

As regards the impairment of intangible assets, please refer to the section on "Impairment testing".

"Concessions, licenses, trademarks and similar rights" include the net book value of the following brands:

(thousands of Euro)	12.31.2005	12.31.2006
Killer Loop	8,295	10,166
United Colors of Benetton	3,141	3,134
Other	1,015	898
Sisley	470	499
Total	12,921	14,697

"Deferred charges" mainly consist of lease surrender payments to obtain the lease of buildings for use as stores ("key money"), which are amortized over the term of the related lease contracts (with the exception of French "fonds de commerce" which are amortized over 20 years). The increase includes Euro 24,201 thousand relating to the purchase price allocations of Milano Report S.p.A. (more details can be found in the section entitled "Other information" - Business combinations).

As of December 31, 2006 "Other" mostly refers to Euro 14,239 thousand in software purchase and development costs (of which Euro 2,741 thousand in internally generated assets) and Euro 17,950 thousand in costs relating to assets under development and advances (of which Euro 2,252 thousand in internally generated assets). Major investments were also made this year in implementing MySAP.com an integrated software package, as well as in developing the new Planning and Scheduling system for goods shipment and the new B2B project to create a new portal for multimedia communications and on-line sales to the entire commercial network.

The gross amount, accumulated amortization and impairment and related net book value of the Group's intangible assets are analyzed below:
		12.31.2005			12.31.2006
		Accumulated			Accumulated
		amortization and			amortization and
(thousands of Euro)	Gross	impairment	Net	Gross	impairment	Net
Goodwill and other intangible
assets with indefinite useful life	21,004	12,494	8,510	40,952	12,494	28,458
Industrial patents and
intellectual property rights	3,654	2,627	1,027	3,683	2,880	803
Concessions, licenses,
trademarks and similar rights	67,660	50,703	16,957	69,118	50,931	18,187
Deferred charges	159,386	56,927	102,459	219,780	78,180	141,600
Other	58,131	35,335	22,796	74,156	40,594	33,562
Total	309,835	158,086	151,749	407,689	185,079	222,610

Impairment testing

As required by IAS 36 and internal procedures, the Group has:

  checked the existence or otherwise of any indication that its property, plant and equipment and intangible assets with finite useful life might be impaired;

  compared the recoverable amount of its intangible assets with indefinite useful life and of its intangible assets not yet available for use with their corresponding carrying amounts. Such a comparison was carried out irrespective of the occurrence of events indicating that the carrying amount of such assets might be impaired.

In 2005, the commercial assets of some stores have been impaired due to the reduction of the present and projected cash flows of the stores themselves. This reduction is linked to a decrease of the present and projected sales of these stores.

We also advise that some "fonds de commerce" (i.e. lease rights related to French stores) have been impaired on the basis of an external appraisal.

Generally speaking, the impairments of commercial assets were due to the unexpected under-performance or closing of some stores, mainly located in France, Japan, the United States and Italy.

The total impairment of commercial assets in 2005 was Euro 30.4 million:

  Euro 9.3 million due to "fonds de commerce" and

  Euro 21.1 million due to other commercial assets.

 The results of impairment testing in 2006 are summarized in the following table which reports, by business segment, the impairment losses recognized during the year and recorded in the statement of income under "Other expenses (income)".
			Other and
(thousands of Euro)	Apparel	Textile	unallocated	Total
Property, plant and equipment:
- plant, machinery and equipment	96	-	-	96
- furniture, fittings and electronic devices	3,815	-	-	3,815
- leased assets	74	-	-	74
- leasehold improvements	8,004	-	-	8,004
Total property, plant and equipment	11,989	-	-	11,989

Intangible assets:
- intangible assets with finite useful life	1,643	-	-	1,643
Total intangible assets	1,643	-	-	1,643
Total	13,632	-	-	13,632

The principal impairment losses and reversals recognized in 2006 as a result of impairment testing were as follows:

  assets of a commercial nature (i.e. associated with stores): all the impairment losses for the year refer solely to this class of assets and relate to stores operated both directly and by third party entrepreneurs. Each individual store is treated like a separate CGU, for which the present value of its net future cash flows is determined in order to establish the asset's value in use. If the value in use of the CGU is less than its carrying amount, an impairment loss in respect of the CGU's assets is recognized accordingly. The only exception to this method of testing relates to the French "fonds de commerce", measured on the basis of fair value from appraisal. Impairment losses recognized in 2006 against the commercial assets of certain stores reflected a reduction in their cash flows, caused by an unexpected decline in their sales (both actual and future), except in some cases when it was possible to express a market value. These assets included furniture and fittings, key money and leasehold improvements. All these assets were adjusted to their value in use, estimated on the basis of forecast future cash flows. The impairment losses relate to stores mostly located in Italy, the United States, Great Britain, Germany and France. It should also be noted that the value of the assets of one Italian store, written down by Euro 1,966 thousand in 2005, was written back by Euro 978 thousand in 2006 after winning a lawsuit that had prevented the store's commercial development. A pre-tax interest rate of 7.6% was used for the purposes of discounting cash flows;

  trademarks: the value of the Killer Loop brand, partially written down in 2005, was written back by Euro 2,500 thousand in 2006. This impairment reversal was the result of a plan to enhance the brand, which has resulted in a strong recovery in sales and orders for forthcoming collections; portending the prospect of a large increase in future cash flows. A pre-tax interest rate of 7.6% was used for the purposes of discounting cash flows.

As for the testing of the impairment of goodwill, the principal assumptions adopted by the Group are listed below:
						Growth rate
					Specific	beyond
		Additions /		Post-tax	planning	the specific
		(Impairment)		discount	period	planning
Nature of goodwill	12.31.2005 (*)	2006 (*)	12.31.2006 (*)	rate	(years)	period
Acquisition Mari GmbH (Germany)	3,038	-	3,038	7.3%	4	-
Acquisition 50%
Benetton Gyim Sanayi A.S. (Turkey)	5,472	236	5,708	12.3%	4	2%
Acquisition 50%
Milano Report S.p.A. (Italy)	-	19,712	19,712	7.4%	4	2%
Total	8,510	19,948	28,458

(*) Thousands of Euro.

The Group has carried out sensitivity analyses, using different discount interest rates, for all assets tested for impairment under the value in use method. The results of these simulations do not differ significantly from those presented above.

22. Other non-current assets

> Investments. Investments, valued at cost, total Euro 2,445 thousand and relate mainly to commercial companies not included in the scope consolidation because they were not yet operational or were in liquidation at the balance sheet date. Details are as follows:
(thousands of Euro)	12.31.2005	12.31.2006
Chesa Paravicini S.A.	1,479	1,479
Benlim Ltd.	-	571
Other investments	228	232
Korea Fashion Physical Distribution	169	163
Benetton Slovakia s.r.o.	3,254	-
Total	5,130	2,445

> Guarantee deposits. The guarantee deposits reported at December 31 primarily relate to lease contracts entered into by a Japanese subsidiary.

> Medium/long-term financial receivables. The overall balance of Euro 3,461 thousand includes loans mostly given by Group subsidiaries to third parties, which earn interest at market rates. A total of Euro 114 thousand in new loans were granted during the year.

(thousands of Euro)	12.31.2005	12.31.2006
From 1 to 5 years	5,845	2,246
Beyond 5 years	1,614	1,215
Total	7,459	3,461

> Other medium/long-term receivables. This balance, totaling Euro 48,331 thousand (Euro 46,120 thousand in 2005), includes Euro 21,428 thousand (Euro 24,026 thousand in 2005) in receivables due from Edizione Holding S.p.A. for current taxes, calculated on taxable losses, as allowed in the rules governing participation in the group tax election. These receivables are due in 2008. This balance also includes Euro 17,026 thousand (Euro 9,659 thousand in 2005) in trade receivables (of which Euro 352 thousand due after more than 5 years), Euro 4,376 thousand (Euro 9,089 thousand in 2005) in receipts due from third parties for property sales, Euro 2,606 thousand (Euro 1,922 thousand in 2005) in recoverable VAT, while the remainder relates to other receivables.

> Deferred tax assets. The following table provides a breakdown of net deferred tax assets:
				Trans. diff. and
(thousands of Euro)	12.31.2005	Increases	Decreases	other mov.	12.31.2006
Tax effect of eliminating	4,733	5,871	(4,733)	-	5,871
intercompany profits
Tax effect of provisions,
costs and revenues
relating to future periods
for fiscal purposes	73,637	12,142	(39,543)	2,044	48,280
Deferred taxes on reversal of
excess depreciation and
the application of finance
lease accounting	(13,143)	(4,545)	8,853	198	(8,637)
Deferred taxes on capital
gains taxable over a
number of accounting periods	(2,990)	(881)	1,321	(2)	(2,552)
Different basis for
amortization/depreciation	122,650	4,073	-	-	126,723
Benefit on tax loss
carried forward	17,739	2,827	(2,207)	(1,608)	16,751
Deferred taxes on distributable
earnings/reserves	(5,628)	-	560	-	(5,068)
Tax effect of
business combination	-	(9,015)	564	(471)	(8,922)
Total	196,998	10,472	(35,185)	161	172,446

The Group offsets deferred tax assets against deferred tax liabilities for Italian companies that have made the group tax election and for foreign subsidiaries to the extent legally allowed in their country of origin.

The potential tax benefit associated with carried forward tax losses of Group companies (around Euro 166 million at December 31, 2006 and Euro 137 million as at December 31, 2005) has been adjusted by Euro 149 million (Euro 119 million in 2005) because, at the present date, it is no longer probable their fully recovery.

Deferred tax assets recognized on the different basis for amortization/depreciation arise from an estimate of the tax benefits associated with corporate restructuring in 2003 likely to be recovered in expected future taxable income.

23. Current assets

> Inventories. Inventories are analyzed as follows:
(thousands of Euro)	12.31.2005	12.31.2006
Raw materials, other materials and consumables	85,247	89,184
Work in progress and semi-finished products	54,413	58,869
Finished products	146,679	182,189
Advances to suppliers	907	464
Total	287,246	330,706

The increase is due to the apparel segment, partly as a result of expanding the directly operated stores.

Inventories are stated net of the write-down provision. Movements in the write-down provision are as follows:
				Translation
(thousands of Euro)	12.31.2005	Additions	Uses	difference	12.31.2006
Raw materials, other materials and consumables	2,517	3,035	(2,462)	(18)	3,072
Work in progress and semi-finished products	750	824	(750)	-	824
Finished products	16,244	13,408	(10,033)	(749)	18,870
Total	19,511	17,267	(13,245)	(767)	22,766

> Trade receivables. At December 31, 2006 trade receivables from third parties and the related provision for doubtful accounts amounted to:
(thousands of Euro)	12.31.2005	12.31.2006
Trade receivables	738,214	679,888
(Provision for doubtful accounts)	(82,828)	(69,757)
Total	655,386	610,131

The provision for doubtful accounts corresponds to 10.3% of trade receivables as of December 31, 2006. Movements in this provision during the year are summarized below:

					Exch. diff.
				Releases	and other
(thousands of Euro)	12.31.2005	Additions	Uses	to income	changes	12.31.2006
Provision for doubtful accounts	82,828	10,680	(18,324)	(277)	(5,150)	69,757

Trade receivables include Euro 218 thousand in amounts due from associated companies and Euro 439 thousand due from Edizione Holding S.p.A., the holding company, and its subsidiaries.

A total of Euro 26,065 thousand in receivables not yet due had been factored without recourse at December 31, 2006 (Euro 25,852 thousand at December 31, 2005).

Trade receivables is also net of provision for returns of Euro 1,500 thousand (Euro 3,150 thousand at December 31, 2005).

> Tax receivables. This balance includes:
(thousands of Euro)	12.31.2005	12.31.2006
VAT recoverable	14,203	27,735
Tax credits	9,432	6,021
Other tax receivables	1,538	1,767
Total	25,173	35,523

> Other receivables, accrued income and prepaid expenses. This balance includes:

(thousands of Euro)	12.31.2005	12.31.2006
Other receivables:
- other	23,926	41,791
- receivables from holding and related companies	15,541	24,314
Total other receivables	39,467	66,105

Accrued income:
- other income	1,369	1,039
- rental income and operating leases	622	128
Total accrued income	1,991	1,167

Prepaid expenses:
- rental expense and operating leases	5,037	8,954
- other operating costs	190	2,263
- taxes	1,421	1,165
- insurance policies	636	477
- advertising and sponsorships	988	903
Total prepaid expenses	8,272	13,762
Total	49,730	81,034

"Other receivables" mostly refer to advances given to suppliers of goods and services, as well as Euro 14,230 thousand for the future establishment of a partnership for the Benetton Group's commercial development in Iran.

Receivables from holding and related companies include Euro 23,778 thousand in amounts due from Edizione Holding S.p.A. in relation to the group tax election.

> Financial receivables
(thousands of Euro)	12.31.2005	12.31.2006
Differentials on forward exchange contracts	4,267	24,254
Other current financial receivables and assets	4,706	13,427
Current financial receivables from third parties	3,997	2,793
Total	12,970	40,474

Differentials on forward exchange contracts include the intrinsic value component of derivative instruments at December 31, 2006, of which: Euro 1,764 thousand for hedges against economic risk, Euro 19,837 thousand for hedges against transaction exchange risk, Euro 2,653 thousand or hedges against translation exchange risk. Other current financial receivables and assets include the time value component of derivative instruments at December 31, 2006, of which Euro 2,867 thousand for hedges against economic risk, Euro 4,896 thousand for hedges against transaction exchange risk, Euro 1,424 thousand for hedges against translation exchange risk and Euro 1,035 thousand for hedges against interest rate risk. The amount of financial receivables relates mainly to the current portion of medium and long-term receivables.

 > Cash and banks

(thousands of Euro)	12.31.2005	12.31.2006
Bank and post office current accounts in Euro	38,910	40,670
Checks	59,601	60,992
Bank current accounts in other currencies	18,213	29,649
Time deposits	79,047	47,994
Cash in hand	556	1,433
Total	196,327	180,738

The time deposits are liquid funds belonging to the finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. The checks are the result of customer payments received in the last few days of the reporting year.

24. Assets held for sale.

This balance includes the following amounts, reported at the lower of net book value and fair value less costs to sell:

  Euro 4,927 thousand in relation to the factory in Pedimonte and the plant and machinery at Cassano Magnago, which are no longer operating after commencing plans to restructure the textile sector at the end of 2005 (in 2005 the value of the assets related these two factories amounted to Euro 7,826 thousand);

  Euro 1,644 thousand in deferred charges and fixtures and fittings relating to a retail business sold by an Italian subsidiary at the start of 2007;

  Euro 464 thousand in net book value of property, plant and equipment relating to a property in Ponzano Veneto, sold to third parties on January 16, 2007 at a price of Euro 1,100 thousand.

Comments on the principal items in shareholders' equity and liabilities Shareholders' equity

25. Shareholders' equity attributable to the Group

The Shareholders' Meeting of Benetton Group S.p.A. resolved on May 9, 2006 to pay a dividend of Euro 0.34 per share, totaling Euro 62 million paid on May 18, 2006.

A total of 1,116,681 options of the stock option plan had been exercised as of December 31, 2006, involving the issue of a corresponding number of shares and an increase in share capital from Euro 236,026,454.30 to Euro 237,478,139.60.

Changes in shareholders' equity during the period are detailed in the statement of changes contained in the "Consolidated financial statements" section.

> Share capital. The share capital of Benetton Group S.p.A. amounts to Euro 237,478,139.60 at December 31, 2006 and consists of 182,675,492 shares with a par value of Euro 1.30 each.

> Additional paid-in capital. This balance has increased since December 31, 2005 as a result of the exercise of options under the stock option plan.

> Fair value and hedging reserve. This reserve reports the changes in the effective hedging component of derivatives measured at fair value.

> Other reserves and retained earnings:

> Other reserves. These reserves amount to Euro 893,570 thousand (Euro 857,314 thousand at December 31, 2005) and include:

  Euro 47,210 thousand relating to the Parent Company's legal reserve;

  Euro 523,289 thousand relating to other reserves of the Parent Company (Euro 528,116 thousand at December 31, 2005);

  Euro 21,452 thousand relating to monetary revaluation reserves in compliance with Italian Law no. 72 of March 19, 1983, and Law no. 413 of December 30, 1991, and, in the case of a Spanish subsidiary, in compliance with Royal Decree no. 2607/96;

  Euro 292,500 thousand representing the shareholders' equity of consolidated companies in excess of their carrying value, together with other consolidation adjustments;

  Euro 4,807 thousand relating to share-based payments, valued at fair value on the grant date, and recognized in the statement of income on a straight-line basis with a matching increase in this reserve;

  Euro 4,312 thousand relating to the translation reserve arising from the line-by-line consolidation of financial statements expressed in a foreign currency.

26. Minority interests

The following consolidated companies have portions of their shareholders' equity attributable to minority shareholders:

(in %)	12.31.2005	12.31.2006
Foreign consolidated companies:
- New Ben GmbH (Germany)	49	50
- Benetton Korea Inc. (Korea)	50	50
- Benetton Giyim Sanayi A.S. (Turkey)	50	50
- Milano Report S.p.A. (Italy)	-	50

Liabilities

27. Non-current liabilities

> Medium/long-term loans. Medium/long-term loans granted by banks and other lenders are as follows (net of deferred loan arrangement costs):
(thousands of Euro)	12.31.2005	12.31.2006
Floating-rate syndicated loan of Euro 500 million, maturing in July 2007
and carrying an interest rate of 6-month Euribor + a spread of 0.25%	499,775	-
Loan granted by Medio Credito del Friuli repayable in half-yearly installments, up to
January 1, 2007, at an annual interest rate of 2.5%, secured by mortgages on real estate	239	-
Loan from Ministry of Industry, Italian Law no. 46/1982	356	290
Medium/long-term financial payables to non-consolidated companies	2,742	-
Other loans	51	51
Total	503,163	341

The syndicated loan and loan from Medio Credito del Friuli, maturing in 2007, have been reclassified in the "Current portion of medium/long-term loans".

Non-current loans mature as follows (thousands of Euro):

Year	12.31.2006
2008	119
2009	71
2010	74
2011	77
2012 and beyond	-
Total	341

> Other medium/long-term liabilities
(thousands of Euro)	12.31.2005	12.31.2006
Other payables due to holding and related companies	20,772	13,813
Other payables due to third parties	294	7,513
Guarantee deposits received	2,001	3,880
Non-current liabilities for the purchase of assets	1,085	38
Total	24,152	25,244

"Other payables due to holding and related companies" include Euro 12,836 thousand in amounts owed to Edizione Holding S.p.A. for current taxes calculated on taxable income, as required under the rules governing relationships between companies participating in the group tax election; these liabilities are due for settlement in 2008.

"Other payables due to third parties" include the value attributed to the put options held by minority shareholders in subsidiary companies.

> Lease financing. Payables due to leasing companies for finance leases are shown in the following table. The short-term portion of lease financing is classified in the current liabilities section of the balance sheet.
	Minimum lease payments		Principal portion
(thousands of Euro)	12.31.2005	12.31.2006	12.31.2005	12.31.2006
Within 1 year	5,968	4,368	5,390	4,035
From 1 to 5 years	10,589	5,471	9,984	5,244
Beyond 5 years	114	-	112	-
Total	16,671	9,839	15,486	9,279

Minimum lease payments due to the leasing company are discounted to their present value (ie. principal portion) as follows:
(thousands of Euro)	12.31.2005	12.31.2006
Minimum lease payments	16,671	9,839
(Outstanding financial expenses)	(1,185)	(560)
Present value of lease financing	15,486	9,279

The Group has purchased buildings and machinery using lease financing. The average length of lease contracts is approximately eight years. The interest rates defined at the date of signing the contract are indexed to the 3 month Euribor rate. All lease contracts are repayable in equal installments, with no contractual provisions for any changes in the original repayment plan.

All contracts are denominated in the reporting currency (Euro).

The fair value of finance leases taken out by the Group approximates the carrying amount.

Amounts due to lessors are secured by rights over the leased assets.

> Retirement benefit obligations. These refer to provisions for defined benefits for Group employees and include 51,131 thousand in provisions for employee termination indemnities reported by the Group's Italian companies. There are no assets servicing the defined benefit plans. Movements in these obligations over the year and the related reconciliation between the net liability and the obligation's present value, as calculated under IAS 19, are as follows:
(thousands of Euro)
Balance at 12.31.2005	49,767
Unrecognized actuarial (gains)/losses	3,534
Present value of obligation at 12.31.2005	53,301

Increases from acquisitions	2,335
Expense charged to the statement of income	7,904
Actuarial (gains)/losses for the year	252
Indemnities paid in the year	(6,313)
Exchange differences and other changes	(259)
Present value of obligation at 12.31.2006	57,220

Unrecognized actuarial (gains)/losses	3,786
Balance at 12.31.2006	53,434

The expense charged to the statement of income under the "corridor method" for defined benefit plans is detailed as follows:
(thousands of Euro)	12.31.2005	12.31.2006
Current service cost	7,414	5,591
Financial expenses	2,046	2,340
Amortization of actuarial (gains)/losses	-	(27)
Past service cost	-	-
Total	9,460	7,904

The total amount of expenses relating to defined benefit plans is reported under payroll and related costs.

The principal assumptions adopted for the calculation are as follows:
	12.31.2005	12.31.2006
Discount rate	4,0%	4.3%
Inflation rate	2,0%	2.0%
Expected rate of salary increases	5%-3,5%	5%-3.5%

As from January 1, 2007, Italy's Finance Act and related decrees implementing it have made important changes to the treatment of employee termination indemnities. These include a requirement for employees to decide how their own such future indemnities will be treated. At the present date, the uncertainty over interpreting this recently issued law, as well as the impossibility of forecasting how employees will decide in respect of the treatment of new termination indemnity make it premature to amend the actuarial calculation of employee termination indemnity accrued as of December 31, 2006.

> Other provisions and medium/long-term liabilities
	Provision for	Provision for
	legal and	sales agent	Other
(thousands of Euro)	tax risks	indemnities	provisions	Total
Balance at 01.01.2006	9,598	17,309	14,696	41,603
Additions	1,723	2,029	1,034	4,786
Releases to income	(2,568)	-	(6,038)	(8,606)
Utilizations and other changes	(1,662)	(1,024)	(7,552)	(10,238)
Balance at 12.31.2006	7,091	18,314	2,140	27,545

This item relates to the liabilities and probable risks which the Group does not expect will be resolved by the end of 2007.

Since it operates in a number of sectors on a global scale, the Benetton Group has an inherent exposure to legal risks.

The areas of greatest current exposure relate to claims filed by former commercial partners, former employees, subcontractors, and third parties with industrial property rights in potential conflict with products distributed by the Benetton Group or with similar rights to those of the Group. There are also a few immaterial unresolved tax disputes in Italy.

During 2006 the provision for legal and tax risks was utilized to the extent of Euro 1,521 thousand and increased by Euro 1,723 thousand for disputes arising during the year. The sum of Euro 2,568 thousand, provided in prior periods, was released to income during the year after the related disputes were settled in the Group's favor.

The provision for sales agent indemnities, which reflects the risk associated with the possible termination of agency agreements as established by Italian law, was utilized to the extent of Euro 1,024 thousand and increased by Euro 2,029 thousand during the year.

Other provisions relate to the costs the Group will likely incur for the closure of certain directly operated stores; these provisions were utilized to the extent of Euro 7,415 thousand over the year. The sum of Euro 6,038 thousand, provided in prior years against store closures, was released to income during 2006 after the related stores continue to operate, meaning that the reason for the original provision no longer existed.

28. Current liabilities

> Trade payables. These represent the Group's liabilities for the purchase of goods and services.

> Other payables, accrued expenses and deferred income
(thousands of Euro)	12.31.2005	12.31.2006
Other payables:
- other payables for the purchase of assets	41,329	25,992
- other payables due to holding and related companies	16,694	19,838
- other payables to employees	17,830	19,056
- other payables due to third parties	12,016	9,389
- payables to social security and welfare institutions	7,626	8,608
- other payables due to tax authorities	5,697	7,533
- VAT	5,455	5,561
Total other payables	106,647	95,977

Accrued expenses:
- operating lease installments	947	4,762
- other expenses	1,205	922
- consulting and other fees	71	42
Total accrued expenses	2,223	5,726

Deferred income:
- rental income	2,927	1,826
- revenue from concession of rights	737	637
- other revenue	128	48
Total deferred income	3,792	2,511
Total	112,662	104,214

Other payables for the purchase of assets mostly refer to the commercial network, information technology and the manufacturing division.

Other payables due to the holding and related companies include Euro 19,730 thousand in amounts owed to Edizione Holding S.p.A. under the group tax election.

Other payables to employees refer to amounts accruing and not paid at the end of December.

"Other payables to third parties" refer to non-trade payables amongst which: the liability representing the valuation of put options held by minority shareholders in Group subsidiaries, payables to insurance companies and current guarantee deposits received.

Payables to social security and welfare institutions relate to amounts owed to these institutions by Group companies and their employees.

> Current income tax liabilities. Current income tax liabilities represent the amount payable by the Group for current year income tax, stated net of taxes paid in advance, tax credits and withholding taxes.

> Other current provisions and liabilities. This item relates to the Group's provisions against legal and tax disputes or potential liabilities that it expects to be resolved or settled during 2007.

	Provision for legal	Other
(thousands of Euro)	and tax risks	provisions	Total
Balance at 01.01.2006	2,142	9,688	11,830
Increases from acquisitions	25	-	25
Additions	1,219	1,689	2,908
Releases to income	(296)	-	(296)
Utilizations and other changes	(464)	(9,119)	(9,583)
Balance at 12.31.2006	2,626	2,258	4,884

The addition to the provision for legal and tax risks mostly refers to probable liabilities in respect of legal disputes likely to be settled in the short term. Other provisions mostly refer to the costs to be incurred by the Group in 2007 for the closure of certain stores, while the utilizations relate to the payment of costs relating to a store in Great Britain.

> Current portion of lease financing. This reports the portion of lease financing which is due within one year to the lessor.

The reconciliation between the present value of this liability and the minimum lease payments is provided in the note relating to its non-current portion.

> Current portion of medium/long-term loans
(thousands of Euro)	12.31.2005	12.31.2006
Floating-rate syndicated loan of Euro 500 million, maturing in July 2007
and carrying an interest rate of 6-month Euribor + a spread of 0.25% (1)	-	499,917
Loan granted by Medio Credito del Friuli repayable in half-yearly installments, up to
January 1, 2007, at an annual interest rate of 2.5%, secured by mortgages on real estate	470	240
Loan from Ministry of Industry, Italian Law no. 46/1982	63	65
Other loans in currency obtained by foreign consolidated
companies partly secured by mortgages on real estate	121	-
Total	654	500,222

(1) This loan requires for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

  minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

  maximum ratio of 1 between net financial indebtedness and equity.

There are also restrictions on significant asset disposals and on the granting of secured guarantees against new loans.

All these requirements as of December 31, 2006 were respected.

The amount of loans secured by mortgages on property, plant and equipment is 240 thousand.

> Financial payables and bank loans
(thousands of Euro)	12.31.2005	12.31.2006
Financial payables to banks	28,904	39,588
Negative differentials on forward exchange contracts	4,471	27,943
Other current financial liabilities	9,385	12,817
Financial payables to third parties	4,570	1,565
Current account overdrafts	-	1,519
Financial bills	1,161	-
Total	48,491	83,432

Negative differentials on forward exchange contracts include the intrinsic value component of derivative instruments at December 31, 2006, of which: Euro 6,055 thousand for hedges against economic exchange risk, Euro 21,334 thousand for hedges against transaction exchange risk and Euro 554 thousand for hedges against translation exchange risk.

Other current financial liabilities include the time value component of derivative instruments, of which: Euro 1,380 thousand for hedges against economic exchange risk, Euro 7,575 thousand for hedges against transaction exchange risk, Euro 1,202 thousand for hedges against translation exchange risk and Euro 1,485 thousand for hedges against interest rate risk.

Commentary on the cash flow statement

Cash flow from operating activities benefited from higher income before taxes, which increased from Euro 134,392 thousand in 2005 to Euro 159,332 thousand in 2006.

Cash flow from operating activities before changes in net working capital amounted to Euro 257,467 thousand, reflecting:

  lower impairment losses produced by impairment testing;

  lower provisions, mostly for doubtful accounts and for reorganizing the commercial network;

  greater use of provisions associated with store closures.

Cash flow from changes in net working capital amounted to Euro 28,253 thousand (Euro 10,373 thousand in 2005) and was principally generated by:

  the reduction in net trade receivables due to faster collection and a higher proportion of retail sales;

  the growth in inventories due to the larger number of directly operated stores as well as differences in the scheduling of delivery and segmentation of collections;

  the increase in trade payables due to higher volumes and better terms of payment;

  the increase in other operating receivables/payables.

Cash flow from operating activities after changes in net working capital amounted to Euro 236,881 thousand, compared with Euro 285,330 thousand in 2005.

Cash flow used by investing activities amounted to Euro 216,007 thousand, having undergone a major increase from Euro 446 thousand in 2005, mainly due to higher operating investments and the purchase of the investment in Milano Report S.p.A. More comments on these items can be found in the related sections of the notes accompanying the balance sheet and in the section containing supplementary information. In 2005 investing activities had benefited from Euro 118,002 thousand in cash flows provided by the sale of securities and monetary funds.

Cash flow used by financing activities includes:

  the payment of dividends declared by the Parent Company and dividends paid to minority shareholders, principally by the subsidiaries Benetton Korea Inc. and Benetton Giyim Sanayi A.S.;

  the change in shareholders' equity, which reflects the effects of the increase in the Parent Company's share capital and additional paid-in capital following the exercise of stock options by certain senior managers and the payment received against future capital increases from minority shareholders in an Italian subsidiary.

29. Supplementary information

Financial position

Net financial indebtedness amounted to Euro 368,601 thousand at the end of 2006, reporting an increase of Euro 17,563 thousand since December 31, 2005, and is analyzed as follows:
(thousands of Euro)	12.31.2005	12.31.2006	Change
Cash and banks	196,327	180,738	(15,589)
A Liquid assets	196,327	180,738	(15,589)

B Current financial receivables	12,970	40,474	27,504

Current portion of medium/long-term loans	(654)	(500,222)	(499,568)
Financial payables, bank loans and lease financing	(53,881)	(87,467)	(33,586)
C Current financial indebtedness	(54,535)	(587,689)	(533,154)

D = A+B+C Current net financial indebtedness	154,762	(366,477)	(521,239)

E Non-current financial receivables	7,459	3,461	(3,998)

Medium/long-term loans	(503,163)	(341)	502,822
Lease financing	(10,096)	(5,244)	4,852
F Non-current financial indebtedness	(513,259)	(5,585)	507,674

G = E+F Non-current net financial indebtedness	(505,800)	(2,124)	503,676

H = D+G Net financial indebtedness	(351,038)	(368,601)	(17,563)

Most of the balance of Euro 180,738 thousand reported in "Cash and banks" refers to ordinary current accounts and short-term or overnight bank deposits, with Euro 60,992 thousand relating to checks received from customers at the end of December 2006.

The current portion of medium/long-term indebtedness refers to the syndicated loan of Euro 500 million, maturing in July 2007. This loan calls for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

  minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

  maximum ratio of 1 between net financial indebtedness and equity.

The revolving credit facility for Euro 500 million, expiring in June 2010, was not drawn down at December 31, 2006. This facility may be drawn down in the form of one, three or six-month loans carrying interest of one, three or six-month Euribor respectively plus a spread of between 27.5 and 60 basis points depending on the ratio between net financial indebtedness and EBITDA.

This operation calls for compliance with three financial covenants calculated every six months on the basis of the consolidated financial statements, namely:

  minimum ratio of 4 between EBITDA and net financial expenses;

  maximum ratio of 1 between net financial indebtedness and equity;

  maximum ratio of 3.5 between net financial indebtedness and EBITDA.

Both the syndicated loan and the revolving credit facility contain other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice, amongst which:

  negative pledge clauses, which require any existing or future secured guarantees over assets in relation to lending transactions, bonds and other instruments of credit to be extended to the above transactions on an equal footing;

  pari passu clauses, under which no obligations may be taken on that are senior to those assumed in the two transactions described above;

  periodic reporting obligations;

  cross default clauses, which entitle the lender to demand immediate repayment of the sums lent in the event of certain types of default by other financial instruments issued by the Group;

  restrictions on major asset disposals;

  other clauses generally found in transactions of this kind.

These covenants are nevertheless subject to several exceptions and restrictions.

There are no relationships of a financial nature with the holding company Edizione Holding S.p.A.

Segment information

> Business segment information

> Segment results - 2004
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,568	106	30	-	1,704
Inter-segment revenues	-	194	-	(194)	-
Total revenues	1,568	300	30	(194)	1,704
Cost of sales	827	264	28	(190)	929
Gross operating profit	741	36	2	(4)	775
Selling costs	113	10	-	(2)	121
Contribution margin	628	26	2	(2)	654
General and operating expenses	478	18	2	(2)	429
- of which non-recurring	68	1	(2)	-	67
Operating profit	150	8	-	-	158
Share of income of associated companies					-
Financial income					22
Financial expenses					(43)
Foreign currency hedging gains/(losses)
and exchange differences					-
Income before taxes					136
Income taxes					28
Net income for the year attributable to the
Group and minority interests					108

Depreciation and amortization	76	18	1	-	312
Other non-monetary costs	59	-	-	-	59
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	285	26	1	-	312

Total assets	2,453	266	21	(139)	2,601
Total liabilities	1,323	198	6	(139)	1,388
Capital employed (A)	1,567	76	11	-	1,654
Total gross operating investments	138	14	-	-	152

Other non-monetary costs consist of any net impairment losses recognized for property, plant and equipment and intangible assets as a result of impairment testing and of the cost of stock options allocated to the apparel segment.

(A) Capital employed is detailed as follows:

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

(2) property, plant and equipment and intangible assets include all categories of assets net of depreciation, amortization, and write-downs;

(3) non-current financial assets include unconsolidated investments and security deposits paid and received;

(4) other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization;

(5) net financial indebtedness includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial indebtedness is a non-GAAP measure, it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

> Segment results - 2005
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,629	100	36	-	1,765
Inter-segment revenues	2	170	-	(172)	-
Total revenues	1,631	270	36	(172)	1,765
Cost of sales	887	243	34	(169)	995
Gross operating profit	744	27	2	(3)	770
Selling costs	119	10	-	(2)	127
Contribution margin	625	17	2	(1)	643
General and operating expenses	465	19	2	-	486
- of which non-recurring	44	4	-	-	48
Operating profit	160	(2)	-	(1)	157
Share of income of associated companies					-
Financial income					24
Financial expenses					(47)
Foreign currency hedging gains/(losses)
and exchange differences					-
Income before taxes					134
Income taxes					20
Net income for the year attributable to the
Group and minority interests	-	-	-	-	114

Depreciation and amortization	66	18	1	-	85
Other non-monetary costs	41	2	-	-	43
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	267	18	1	(1)	285

Total assets	2,235	198	22	(48)	2,407
Total liabilities	1,036	134	10	(48)	1,132
Capital employed (A)	1,511	106	9	-	1,626
Total gross operating investments	114	10	-	-	124

Other non-monetary costs consist of any net impairment losses recognized for property, plant and equipment and intangible assets as a result of impairment testing and of the cost of stock options allocated to the apparel segment.

(A) Capital employed is detailed as follows:

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

(2) property, plant and equipment and intangible assets include all categories of assets net of depreciation, amortization, and write-downs;

(3) non-current financial assets include unconsolidated investments and security deposits paid and received;

(4) other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization;

(5) net financial indebtedness includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial indebtedness is a non-GAAP measure, it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

> Segment results - 2006
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,772	95	44	-	1,911
Inter-segment revenues	2	159	-	(161)	-
Total revenues	1,774	254	44	(161)	1,911
Cost of sales	993	230	41	(159)	1,105
Gross operating profit	781	24	3	(2)	806
Selling costs	130	9	-	(2)	137
Contribution margin	651	15	3	-	669
General and operating expenses	479	10	-	-	489
- of which non-recurring	1	-	(2)	-	(1)
Operating profit	172	5	3	-	180
Share of income of associated companies					-
Financial income					38
Financial expenses					(56)
Foreign currency hedging gains/(losses)
and exchange differences					(3)
Income before taxes					159
Income taxes					31
Net income for the year attributable to the
Group and minority interests					128

Depreciation and amortization	69	14	1	-	84
Other non-monetary costs	12	-	-	-	12
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	253	19	4	-	276

Total assets	2,407	194	20	(60)	2,561
Total liabilities	1,149	122	7	(58)	1,220
Capital employed	1,604	95	13	(2)	1,710
Total gross operating investments	188	-	-	-	188

Other non-monetary costs consist of any net impairment losses recognized for property, plant and equipment and intangible assets as a result of impairment testing and of the cost of stock options allocated to the apparel segment.

Capital employed is detailed as follows:

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

(2) property, plant and equipment and intangible assets include all categories of assets net of depreciation, amortization, and write-downs;

(3) non-current financial assets include unconsolidated investments and security deposits paid and received;

(4) other assets/(liabilities) include provisions for risks, provisions for sales agents indemnities, other provisions, provisions for the risk of future taxes, provision for current and deferred taxes related to the 2003 corporate reorganization;

(5) net financial indebtedness includes cash and cash equivalents and all short and medium-term financial assets and liabilities. Although net financial indebtedness is a non-GAAP measure, it is a useful measure for analyzing the Group's financial condition over the periods presented. Net financial position is reported in our Italian annual report to shareholders and it is used in presentations to investors and analysts.

> Apparel segment results

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues from third parties	1,568		1,629		1,772		143	8.8
Inter-segment revenues	-		2		2		-	(42.0)
Total revenues	1,568	100.0	1,631	100.0	1,774	100.0	143	8.7
Cost of sales	827	52.8	887	54.4	993	56.0	106	11.9
Gross operating profit	741	47.2	744	45.6	781	44.0	37	4.9
Selling costs	113	7.1	119	7.3	130	7.3	11	9.0
Contribution margin	628	40.1	625	38.3	651	36.7	26	4.1
General and operating expenses	478	30.6	465	28.5	479	27.0	14	3.1
- of which non-recurring	68	4.3	44	2.7	1	0.1	(43)	(97.8)
Operating profit	150	9.5	160	9.8	172	9.7	12	7.2

> Textile segment results

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues from third parties	106		100		95		(5)	(4.7)
Inter-segment revenues	194		170		159		(11)	(6.5)
Total revenues	300	100.0	270	100.0	254	100.0	(16)	(5.9)
Cost of sales	264	87.9	243	90.0	230	90.5	(13)	(5.4)
Gross operating profit	36	12.1	27	10.0	24	9.5	(3)	(10.4)
Selling costs	10	3.5	10	3.5	9	3.5	(1)	(5.2)
Contribution margin	26	8.6	17	6.5	15	6.0	(2)	(13.1)
General and operating expenses	18	5.9	19	7.2	10	4.1	(9)	(46.0)
- of which non-recurring	1	0.4	4	1.6	-	0.1	(4)	(95.5)
Operating profit	8	2.7	(2)	(0.7)	5	1.9	7	n.s.

> Other and unallocated segment results

(millions of Euro)	2004	%	2005	%	2006	%	Change	%
Revenues from third parties	30		36		44		8	19.5
Inter-segment revenues	-		-		-		-	-
Total revenues	30	100.0	36	100.0	44	100.0	8	19.5
Cost of sales	28	92.0	34	93.8	41	94.2	7	19.9
Gross operating profit	2	8.0	2	6.2	3	5.8	1	13.0
Selling costs	-	1.1	-	0.7	-	0.5	-	(3.8)
Contribution margin	2	6.9	2	5.5	3	5.3	1	14.9
General and operating expenses	2	5.8	2	4.8	-	(1.1)	(2)	n.s.
- of which non-recurring	(2)	(6.2)		-	(2)	(4.4)	(2)	n.s.
Operating profit	-	1.1	-	0.7	3	6.4	3	n.s.

The number of employees in each segment is detailed below:
			Period
	12.31.2006	12.31.2005	average	12.31.2004
Apparel	7,287	6,271	6,779	5,441
Textile	1,348	1,486	1,417	1,750
Other and unallocated	259	221	240	233
Total	8,894	7,978	8,436	7,424

> Information by geographical area

> Revenues by geographical area and business segment
			Rest of		The				Rest of
(millions of Euro)	Italy	%	Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	816	89.2	667	96.1	63	99.6	220	95.4	6	71.7	1,772
Textile	61	6.7	27	3.9	-	0.4	5	1.9	2	28.3	95
Other and unallocated	38	4.1	-	-	-	-	6	2.7	-	-	44
Total revenues 2006	915	100.0	694	100.0	63	100.0	231	100.0	8	100.0	1,911
Total revenues 2005	849		632		73		207		4		1,765
Total revenues 2004	854		596		72		176		6		1,704

Revenues are allocated according to the geographical area in which customers are located.

> Other balance sheet information by geographical area - 2004
		Rest of	The		Rest of
(thousands of Euro)	Italy	Europe	Americas	Asia	the world	Total
Total assets	1,835,923	538,705	49,882	152,005	24,778	2,601,293
Gross operating investments	49,005	90,722	162	5,522	6,567	151,978

Assets are reported according to the geographical location of the related legal entity.

> Other balance sheet information by geographical area - 2005
		Rest of	The		Rest of
(thousands of Euro)	Italy	Europe	Americas	Asia	the world	Total
Total assets	1,632,147	537,515	50,621	159,538	27,176	2,406,997
Gross operating investments	86,541	22,223	3,559	8,508	2,944	123,775

Assets are reported according to the geographical location of the related legal entity.

> Other balance sheet information by geographical area - 2006
		Rest of	The		Rest of
(thousands of Euro)	Italy	Europe	Americas	Asia	the world	Total
Total assets	1,668,685	652,964	38,243	161,675	39,828	2,561,395
Gross operating investments	79,074	99,703	10,371	8,391	6,002	203,541

Assets are reported according to the geographical location of the related legal entity.

Other information

> Relations with the holding company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and the purchase and sale of services.

In addition, Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

The related details are shown below:
	Year ended December 31,
(thousands of Euro)	2004	2005	2006
Receivables	32,684	40,959	46,399
- of which related to tax consolidation with Edizione Holding S.p.A.	32,283	39,567	45,742
Payables	19,825	39,110	33,696
- of which related to tax consolidation with Edizione Holding S.p.A.	18,664	37,466	32,566
Purchase of raw materials	2,982	1,773	2,895
Purchase of fixed assets	-	2,800	-
Other costs and services (1)	13,229	14,832	16,654
Product sales	17	-	190
Revenue from services and other income	937	641	660

(1) Of which Euro 11 million relating to advertising and promotion costs (Euro 10 million in 2004 and 2005), corresponding to 15.2% of total advertising costs.

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or otherwise under the influence of, managers serving within the Group. The Parent Company's management considers that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No Director, manager, or shareholder is a debtor of the Group.

> Non-recurring events and significant transactions. As required by CONSOB Circular DEM/6064293 of July 28, 2006, the following table presents the impact on the statement of income of the Group's non-recurring events and transactions, which have resulted in net income of Euro 782 thousand in 2006 and net expenses of Euro 47,876 thousand in 2005:
(thousands of Euro)	12.31.2004	12.31.2005	12.31.2006
a) Non-recurring payroll and related costs	-	-	2,108
- Supplementary remuneration for departing key senior managers	-	-	1,483
- Expenses for canceling second tranche of stock option plan	-	-	1,130
- Income for stock options cancelled upon termination of employment	-	-	(505)

b) = c + d Other income and expenses	66,818	47,876	(2,890)

c) Non-recurring other operating expenses/(income)	-	-	(1,500)
Reimbursements and compensation payments	-	-	(1,500)

d) Non-recurring other expenses/(income)	66,818	47,876	(1,390)

- Impairment of property, plant and equipment and intangible assets	49,116	50,340	13,632
- Store early closure expenses	31,402	11,557	2,484
- Textile segment reorganization expenses	1,215	1,166	-
- Redundancy incentives and other indemnities	8,806	2,123	2,250
- Losses on disposals of property, plant and equipment and intangible assets	-	282	154
- Reversal of impairment of property, plant and equipment and intangible assets	-	-	(3,503)
- Gains on disposals of property, plant and equipment and intangible assets	(22,666)	(4,599)	(8,403)
- Release of provisions for store early closure, disputes and other	(2,843)	(12,993)	(7,904)
- Other (income)/expenses	1,788	-	(100)

e) = a + b Total non-recurring expenses/(income)	66,818	47,876	(782)

> Atypical and/or unusual transactions. As required by the CONSOB Circular dated July 28, 2006, the Group has not undertaken any atypical and/or unusual transactions whose significance/materiality, nature of the counterparties, purpose or method of determining the transfer price and timing, might give rise to doubts as to the fairness/completeness of the information contained in the financial statements, conflicts of interest or the safekeeping of assets and interests of minority shareholders.

> Other information. During the months of June and July some of the Italian companies in the Benetton Group (Benetton Group S.p.A., Bencom S.r.l., Benind S.p.A. and Olimpias S.p.A.) took up the "realignment" option allowed by Italian Law no. 266 of December 23, 2005 ("2006 Finance Act") whereby higher amounts recorded in their balance sheets could be recognized for tax purposes. This provision has no impact on the books of account or the value of assets recorded therein, with its only effect being on tax. The law allows companies, starting from 2008, to deduct, in the form of depreciation and amortization, the realignment of the tax value of their assets to their accounting value. A flat-rate tax of 12% has been paid on the amount of this realignment. This involves an undiscounted benefit, affecting the financial statements for 2008-2010, of around Euro 4.3 million, corresponding to the lower tax due on future depreciation and amortization (around Euro 6.3 million) net of the flat-rate tax paid (approximately Euro 2 million). The above-stated law also requires companies to restrict the distribution of a specific related equity reserve in the companies concerned.

> Business combinations. On August 2, 2006 the Group purchased, through its subsidiary Benetton Retail Italia S.r.l., 50% of an Italian company called Milano Report S.p.A. from third parties.

This acquisition has been accounted for using the purchase method.

The assets acquired and the goodwill are as follows:
	Pre-combination	Fair value
(thousands of Euro)	amounts	adjustments	Fair value
Property, plant and equipment	2,257		2,257
Intangible assets	319	24,201	24,520
Non-current financial assets	89		89
Receivables	12,401		12,401
Inventories	16,146		16,146
Payables	(28,303)		(28,303)
Retirement benefit and other obligations	(3,211)		(3,211)
Deferred tax liabilities	-	(9,015)	(9,015)
Net cash	600		600
Total shareholders' equity	298	15,186	15,484

Interest acquired by the Group (50%)			7,742
Goodwill			19,712
Cost of acquisition			27,454

The intangible assets specifically refer to "Deferred charges" arising from the fair value measurement of 42 leases for stores at rents that are lower than current market rates. The valuation was carried out by a sector specialist and established, for each contract, the differential between the contractually agreed monthly rent and the hypothetical market rent. This differential was then discounted to present value according to the length of each contract. A deferred tax liability of Euro 9,015 thousand has been calculated on the temporary difference between the value of "Deferred charges" recognized for tax purposes and their fair value.

The goodwill arises from the recognition of the acquiree's commercial and organizational know-how which, as such, cannot be allocated to any asset with a finite life.

The principal figures relating to the company's results from the date of acquisition and its balance sheet at December 31, 2006 are as follows:
(thousands of Euro)
Revenues	24,584
Contribution margin	9,678
Net loss for the period	(1,010)

Net working capital	(2,557)
Capital employed	(592)
Net cash	(2,880)
Shareholders' equity	2,288

If the Group had acquired Milano Report S.p.A. on January 1, 2006, it would have earned Euro 36.2 million in total extra revenues. Since the newly-acquired company is the result of a spin-off from L'Innominato S.p.A., a member of the Percassi Group which managed other activities in addition to the Benetton business, it is not possible to recreate a full year statement of income for 2006 for the Benetton business on a stand-alone basis.

Acquisitions of companies, carried out solely for the purpose of obtaining the ownership of properties, are not treated like business combinations.

> Earnings. The key figures used for calculating basic and diluted earnings per share are as follows:

	12.31.2004	12.31.2005	12.31.2006
Earnings used for calculating basic earnings per share (*)	108,795	111,873	124,914
Dilutive effects of potential ordinary shares (*)	-	-	-
Earnings used for calculating diluted earnings per share (*)	108,795	111,873	124,914

Weighted average number of ordinary shares used
for calculating basic earnings per share	181,558,811	181,558,811	181,868,467
Dilutive effects of potential ordinary shares: stock option plan	23,217	-	558,678
Weighted average number of ordinary shares used
for calculating diluted earnings per share	181,582,028	181,558,811	182,427,145

(*) In thousands of Euro

> Research costs. The research costs, incurred by the Group in 2006 for creating new collections, have been expensed in full to the statement of income in the amount of Euro 22 million, compared with Euro 21 million in 2005 and 2004.

> Lease contracts. The Group has rented stores through its subsidiaries operating in different countries, usually under long-term lease contracts, in accordance with local legislation and customs. Early termination is usually only allowed for breach of contract. In specific cases local legislation also allows the tenant to rescind the contract early. The amount of rent is fixed but some contracts contain clauses allowing it to be raised or terms requiring the payment of increasing rents, on top of an established minimum, upon the achievement of predetermined sales volumes. The rental expense and income recognized in the statement of income in 2006 amount respectively to Euro 116,281 thousand (of which the variable portion is Euro 3,311 thousand) and Euro 45,721 thousand (of which Euro 34,377 thousand relating to sublets).

For 2005, the total rental expenses were Euro 91,527 thousand (contingent rent was Euro 1,747 thousand) and the total rental income was Euro 35,410 thousand. Rental income includes sub-leasing income in the amount of Euro 26,242 thousand.

At the balance sheet date, the Group's future rental payments under non-cancelable lease contracts are as follows in each of the following periods:

(thousands of Euro)	12.31.2005	12.31.2006
Within 1 year	95,288	114,546
Between 1 and 5 years	316,087	381,794
Beyond 5 years	283,309	383,410
Total	694,684	879,750

At the balance sheet date, the Group's future rental income under non-cancelable lease contracts is as follows in each of the following periods:
(thousands of Euro)	12.31.2005	12.31.2006
Within 1 year	39,081	42,791
Between 1 and 5 years	82,118	123,004
Beyond 5 years	29,299	38,404
Total	150,498	204,199

The total amount of future rental income includes Euro 176,243 thousand in income from properties sub-let to third parties (in 2005 Euro 112,134 thousand).

> Significant events following the close of the financial year. The Shareholders' Meeting, convened to approve the 2006 annual report and financial statements, reappointed the Board of Directors for a three-year term, with Gerolamo Caccia Dominioni and Alfredo Malguzzi rotating with Silvano Cassano and Ulrich Weiss. Gerolamo Caccia Dominioni has taken over as Chief Executive Officer with effect from June 1, 2007. The Board of Directors also granted executive powers to Luciano Benetton, the Chairman, and Alessandro Benetton, the Deputy Chairman; the directors Luciano Benetton, Alessandro Benetton, Gerolamo Caccia Dominioni and Gianni Mion were appointed as members of the Executive Committee; Giorgio Brunetti, Luigi Arturo Bianchi and Alfredo Malguzzi were appointed as members of the Internal Audit Committee; Robert Singer, Giorgio Brunetti and Alfredo Malguzzi were appointed as members of the Remuneration Committee. Emilio Foà, the Chief Financial Officer, was nominated as the Head of Financial Reporting pursuant to article 154-bis of the Consolidated Law on Finance.

The engagement of PricewaterhouseCoopers S.p.A. to audit the statutory and consolidated financial statements was extended to financial years 2007 through to 2012, while its engagement to perform a limited review of the half-year reports was extended to financial years 2008 through to 2013.

The extraordinary part of the Shareholders' Meeting approved the amendments to the articles of association needed to comply with Law 262/2005 (or the Investment Protection Law).

> Guarantees given, commitments and other contingent liabilities
(thousands of Euro)	12.31.2006
Unsecured guarantees given
Sureties	4,938

Commitments
Purchase commitments	5,915
Sale commitments	1,620

Other
Forward currency sales	463,871
Forward currency purchases	478,784
Total	955,128

> Other commitments and rights

> Benetton Korea Inc. Benetton Korea Inc. is a Korean company, of which 50% is owned by Benetton Japan Co., Ltd. (a company indirectly wholly-owned by Benetton Group S.p.A.), 25% by Mr. Chang Sue Kim (a natural person) and 25% by F & F Co., Ltd. (a Korean company).

The shareholder agreement gives Benetton a call option over the shares held by the two Korean shareholders. This option may be exercised at any time because there is a mechanism for calculating the price which takes account of shareholders' equity at the option exercise date and a perpetuity calculated on the basis of average net income in the previous two years. The likelihood of exercising this option is currently considered to be remote.

> Benetton Giyim Sanayi A.S. (Turkey). Benetton International S.A. owns 50% of the shares in Benetton Giyim Sanayi A.S. (Turkey).

The shareholder agreement gives Benetton a call option over the remaining 50% of the shares which may be exercised in the event of strategic "deadlock" in its management or "breach" of contract. Likewise, Boyner Holding A.S., the other shareholder, has a put option over its 50% shareholding.

The exercise prices of these options are calculated as follows:

  in the event of "deadlock", Benetton shall pay a price for exercising its call option corresponding to the fair value of the shares plus a margin of 20%. Likewise, if Boyner Holding A.S. exercises its put option, the price receivable would be the fair value less 20%;

  in the event of "breach", the fair value of the shares shall be reduced by 30% for the party causing the breach.

Even though the likelihood of exercising these options is currently thought to be remote, Benetton has recognized a liability in respect of the estimated cost of the put option given to the other shareholders.

> Milano Report S.p.A. Benetton Retail Italia S.r.l. purchased 50% of the shares in Milano Report S.p.A. in August 2006.

The shareholder agreement gives Benetton a call option over the remaining 50% of the shares, which may be exercised only after three years have elapsed from the date Benetton purchased its 50% and only in the event of "deadlock" over the company's management. Likewise, Smalg S.p.A., the other shareholder, has a put option over its 50% shareholding.

The exercise prices of these options are calculated as follows:

  in the event of "deadlock", Benetton shall pay a price for exercising its call option corresponding to the fair value of the shares plus a margin of 10% or 20% depending on the circumstances;

  likewise, if Smalg S.p.A. exercises its put option, the price receivable would be the fair value less 10 or 20%.

Even though the likelihood of exercising these options is currently thought to be remote, Benetton has recognized a liability in respect of the estimated cost of the put option given to the other shareholders.

> Contingent liabilities. The Group has an estimated Euro 27 million in contingent liabilities associated with ongoing legal disputes (Euro 24 million at December 31, 2005). In such legal disputes, the Group is the plaintiff or the defendant (as the case may be). The adverse parties are mainly former clients, suppliers, manufacturers, managers. In those legal disputes where the Group is the plaintiff, the contingent liabilities are the defendants' alleged counterclaims.

The Group does not consider it necessary to make any provision against such liabilities because it believes the likelihood of any outlay to be remote.

> Reconciliation of statement of income by nature of expense and by function 2004 and 2005. The following reconciliation is presented for the purposes of facilitating comparison of the amounts reported in the statement of income classified by nature of expense, adopted in 2005, with those for years 2004 and 2005 now reclassified by function of expense.

Reconciliation of statement of income by nature of expense and by function 2004:
(millions of Euro)			A	B	C	D	E	F	G
Statement of income by nature of cost											Statement of income by function

Revenues		1,704								1,704	Revenues
Other operating income	A	91	(91)							-
Change in inventories of finished products and work in progress		23		(440)			(362)			(779)	Materials and subcontracted work
					(87)					(87)	Payroll and related costs
Purchases & changes in inventories of raw materials and consumables	B	(453)		453		(21)				(21)	Industrial deprec. & amort.
				(5)			(36)	(1)		(42)	Other manufact. costs
										(929)	Cost of sales
										775	Gross operating profit
Payroll and rel. costs	C	(214)			214					-
Deprec. & amort.	D	(95)				95				-
							(48)			(48)	Distribution and transport
							(73)			(73)	Sales commissions
										(121)	Selling costs
										654	Contribution margin
Other operating costs:					(126)					(126)	Payroll and related costs
- external services	E	(638)	1	(2)	(1)		586			(54)	Advertising and promotion
						(74)				(74)	Deprec. & amort.
- leases and rentals	F	(87)						87		-
- impairment of property, plant & equip. and int. assets		(49)	90	(6)			(67)	(86)	(124)	(242)	Other income and expenses
- write-down of doubtful accounts	G	(39)							39	-
- provisions for risks	G	(37)							37	-
- other oper. expenses	G	(48)							48	-
Operating profit		158	-	-	-	-	-	-	-	158	Operating profit

Notes:
A	Reclassification of rental income, gains on disposals of property, plant and equipment and intangible assets and the release of provisions in the "Other income and expenses" item.
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
- distribution and transport for Euro 48 million;
- sales commissions for Euro 73 million;
- other expenses for Euro 67 million.
F	Costs for leases, essentially rental costs, reclassified in "Other income and expenses".
G	Reclassification of write-downs of receivables, provisions for risks and other operating costs in the "Other income and expenses" item.

Reconciliation of statement of income by nature of expense and by function 2005:

(millions of Euro)			A	B	C	D	E	F	G
Statement of income											Statement of income
by nature of cost											by function

Revenues		1,765								1,765	Revenues
Other operating
income	A	76	(76)							-
Change in inventories
of finished products											Materials and
and work in progress		41		(546)			(341)			(846)	subcontracted work
											Payroll
					(85)					(85)	and related costs
Purchases & changes in inventories of raw											Industrial
materials and											depreciation
consumables	B	(560)		560		(21)				(21)	and amortization
				(7)			(35)	(1)		(43)	Other manufact. costs
										(995)	Cost of sales
											Gross operating
										770	profit
Payroll and rel.
costs	C	(221)			221					-
Deprec. & amort.	D	(85)				85				-
											Distribution and
							(56)			(56)	transport
							(70)	(1)		(71)	Sales commissions
										(127)	Selling costs
											Contribution
										643	margin
Other operating											Payroll and related
costs:					(135)					(135)	costs
											Advertising and
- external services	E	(631)	1	(1)	(1)		572		(1)	(61)	promotion
						(64)				(64)	Deprec. & amort.

- leases and rentals	F	(104)						104		-
- impairment of property, plant & equip. and int. assets											Other income and
of assets		(50)	75	(6)			(70)	(102)	(73)	(226)	expenses
- write-down of
doubtful accounts	G	(17)							17	-
- provisions for
risks	G	(20)							20	-
- other oper. expenses	G	(37)							37	-
Operating profit		157	-	-	-	-	-	-	-	157	Operating profit

Notes:
A	Reclassification of rental income, gains on disposals of property, plant and equipment and intangible assets and the release of provisions in the "Other income and expenses" item.
B

Reclassification of the purchase of raw materials and finished goods, of the change in inventories of finished products and work in progress in the "Consumption of materials, subcontracted work" and the "Other industrial costs " items.

C+D	Reclassification of payroll and related costs and of the depreciation of the cost of sales for the operations side and of general expenses for the overhead portion.
E

Reclassification of operating costs for services as:

- subcontract work for Euro 341 million;

- other industrial costs for Euro 35 million;

- distribution and transport for Euro 56 million;

- sales commissions for Euro 70 million;

- other operating costs for Euro 70 million.

F	Costs for leases, essentially rental costs, reclassified in other income and expenses.
G	Reclassification of write-downs of receivables, provisions for risks and other operating costs in the "Other income and expenses" item.

30. Adoption of International Financial Reporting Standards (IFRS)

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

Considering this and taking into account the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 containing the guidelines for EU listed companies concerning methods for the transition to IFRS, as well as the Regolamento Emittenti (Issuers' Regulations), as modified by CONSOB (the Italian S.E.C.) by Resolution no. 14990 of April 14, 2005, following, among other things, adoption of International Accounting Principles for interim reporting, the information required by IFRS 1 is illustrated below. In particular, this information considers the effect resulting from conversion to IFRS on the consolidated balance sheet on the consolidated statement of income and the consolidated cash flow statements for year 2004.

The following have been prepared for this purpose:

- notes concerning the rules for first-time application of IFRS (IFRS 1) and other selected IFRS, including management's assumptions regarding the IFRS and their interpretations which will be in force and the accounting policies which will be adopted for the purposes of preparing the first complete set of IFRS financial statements as of December 31, 2005;

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

- the IFRS consolidated balance sheet as of January 1 and December 31, 2004, and the IFRS consolidated statement of income for 2004.

As described in greater detail in the sections below, the IFRS consolidated balance sheet and the IFRS consolidated statement of income were prepared by applying the relevant IFRS reclassifications and adjustments to consolidated financial data, presented in accordance with Italian accounting standards, in order to reflect the changes to presentation, recognition, and measurement criteria as required by the IFRS.

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

> Reserve for net exchange differences arising from the translation of the financial statements of foreign subsidiaries. IAS 21 states that the differences arising from translation of the financial statements of a foreign consolidated company must be classified as a separate item in shareholders' equity, which is transferred to the statement of income when the company is sold. The Group has adopted the option allowed by IFRS 1 to apply IAS 21 on an onward basis, assuming that, at the date of transition to IFRS, the translation reserve is zero.

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

> Date of designation of financial instruments as "instruments at fair value with changes through profit and loss" or "available for sale". IAS 39 allows a financial instrument to be recorded upon initial recognition either in the category "financial assets and liabilities at fair value with changes through statement of income" or in the category "available for sale assets". IFRS 1 allows these designations to be made on the IFRS transition date and the Benetton Group has elected to adopt this option.

> Derecognition of financial assets and liabilities. IAS 39 requires recognition in the opening balance sheet at January 1, 2004 of financial assets and liabilities, other than derivatives, which were previously derecognized under the former accounting standards. However, IFRS 1 provides for an option to apply the principle of "derecognition" on an onward basis, meaning that it is applicable to financial assets and liabilities, other than derivatives, purchased after the transition date. The Benetton Group does not have any cases which would lead to adoption of the exemption in question.

> Share-based payments. IFRS 2 (Share-based payments) may be applied to annual financial statements of years commencing as from January 1, 2005; the Benetton Group has decided to adopt the standard on an onward basis as from the 2004 financial year.

> Employee benefits. Under IAS 19 a first-time adopter may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses. Benetton Group has decided to adopt the standard from the 2004 financial year.

> Principal effects of applying IFRS to the opening balance sheet as of January 1, 2004 and to the consolidated financial statements as of December 31, 2004

The differences emerging from the application of IFRS compared with Italian GAAP and the elections made by the Benetton Group in relation to the accounting options contained in the IFRS require the restatement of accounting data prepared under the previous Italian regulations governing financial statements, with effects on the Group's shareholders' equity and net income.

In particular, the main adjustments, shown before tax and minority interests, are as follows:
	Shareholders'	Shareholders'	Net
	equity as of	equity as of	income
(thousands of Euro)	01.01.2004	12.31.2004	year 2004
Total amounts (Parent Company portion and minority interests
portion) under Italian GAAP	1,186,660	1,237,159	122,582
less - minority interests portion	(12,799)	(6,840)	492
Parent Company portion under Italian GAAP	1,173,861	1,230,319	123,074

Adjustments to financial statements for IFRS:
a) reversal of monetary revaluations (IAS 16)	(3,085)	(2,896)	189
b) reversal of start-up and expansion costs (IAS 38)	(7,361)	(3,496)	3,865
c) reversal of goodwill amortization (IFRS 3)	-	721	721
d) straight-line lease installments (IAS 17)	(4,357)	(1,098)	3,308
e) recognition of deferred tax assets (IAS 12)	-	7,146	7,146
f) different tax rate for calculation of "profit in stock" (IAS 12)	73	1,334	1,261
g) discounting of employee benefits to present value (IAS 19)	3,825	4,207	373
h) cost of stock options (IFRS 2)	-	-	(722)
i) derivatives for interest rate risks (IAS 39)	(9,653)	(4,963)	4,690
l) derivatives for exchange rate risks (IAS 39)	1,100	139	(264)
m) securities available for sale (IAS 39)	262	301	(43)
n) impairment loss adjustments for non-current assets (IAS 36)	-	(35,683)	(35,951)
o) provisions for risks and future charges (IAS 37)	4,494	-	(4,563)
p) exchange differences on equity investment disposals (IAS 21)	-	-	69

Tax effect on reconciling items	4,215	10,019	5,684
Minority interests in reconciling items	(194)	(41)	(41)
Parent Company portion under IFRS	1,163,180	1,206,009	108,796

> Comments on the main IFRS adjustments to items in the balance sheets as of January 1, 2004 and December 31, 2004 and the statement of income for year 2004

a) Reversal of monetary revaluations (IAS 16). In the past, some categories of property, plant and equipment underwent monetary revaluations which were permitted or obligatory under Italian and Spanish law; the amount of these revaluations did not equate to the fair value of these assets and, so, has been eliminated from the value of assets, as has the corresponding reserve under shareholders' equity.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of Euro 3,085 thousand, before a positive tax effect of Euro 607 thousand;

- on shareholders' equity as of December 31, 2004: decrease of Euro 2,896 thousand, before a positive tax effect of Euro 605 thousand;

- on net income for year 2004: increase of Euro 189 thousand (lower depreciation and other expenses), before a negative tax effect of Euro 2 thousand;

b) Reversal of start-up and expansion costs (IAS 38). Start-up and expansion costs do not meet the capitalization requirements under IFRS and must, therefore, be expensed to income.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of Euro 7,361 thousand, before a positive tax effect of Euro 2,136 thousand;

- on shareholders' equity as of December 31, 2004: decrease of Euro 3,496 thousand, before a positive tax effect of Euro 947 thousand;

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

Effects:

- on shareholders' equity as of January 1, 2004: none, since application is onward-going;

- on shareholders' equity as of December 31, 2004: increase of Euro 721 thousand;

- on net income for year 2004: increase of Euro 721 thousand.

d) Straight-line lease payments (IAS 17). For the purposes of IAS 17, lease payments, both payable and receivable, have been recognized on a straight-line basis over the term of the related contracts. The Benetton Group has entered into lease contracts in the USA and UK with increasing lease payments. For the purposes of determining the income or charge for each period in accordance with IFRS, it has therefore been necessary to split these payments into equal amounts over the term of each lease contract.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of Euro 4,357 thousand;

- on shareholders' equity as of December 31, 2004: decrease of Euro 1,098 thousand;

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

Effects:

- on shareholders' equity as of January 1, 2004: none, since there were no items likely to be recovered;

- on shareholders' equity as of December 31, 2004: increase of Euro 7,146 thousand;

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

Effects:

- on shareholders' equity as of January 1, 2004: increase of Euro 73 thousand;

- on shareholders' equity as of December 31, 2004: increase of Euro 1,334 thousand;

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

Effects:

- on shareholders' equity as of January 1, 2004: increase of Euro 3,825 thousand, before a negative tax effect of Euro 1,262 thousand;

- on shareholders' equity as of December 31, 2004: increase of Euro 4,207 thousand, before a negative tax effect of Euro 1,385 thousand;

- on net income for year 2004: increase of Euro 373 thousand, before a negative tax effect of Euro 123 thousand.

h) Cost of stock options (IFRS 2). Italian GAAP does not lay down any particular accounting treatment for stock option plans; such plans are not reflected in the financial statement numbers, but are only described. IFRS 2 considers stock options to be in the category of "share-based payments" and requires them to be measured at fair value at the time of their grant, recognizing an expense in the statement of income and a corresponding credit in shareholders' equity reserves.

Effects:

- on shareholders' equity as of January 1, 2004: none (no plan existing at that date);

- on shareholders' equity as of December 31, 2004: none, since the effect on the statement of income offsets the matching effect on shareholders' equity;

- on net income for year 2004: decrease of Euro 722 thousand, related to the last four months of 2004 (the stock options plan approved in September 2004).

i) Derivatives for interest rate risks (IAS 39). The Benetton Group holds Interest Rate Swaps (IRS) to manage the risk of changes in interest rates. IRS qualify for treatment as hedging instruments under Italian GAAP, meaning that only the difference between interest paid and that received was booked directly to the statement of income on an accruals basis. For the purposes of IFRS, the derivative instruments in question do not meet all the formal requirements of IAS 39 for recognition as hedges, meaning that outstanding IRS have been measured at fair value at the transition date and at December 31, 2004, with the related differences booked to the statement of income.

Effects:

- on shareholders' equity as of January 1, 2004: decrease of Euro 9,653 thousand, before a positive tax effect of Euro 3,185 thousand;

- on shareholders' equity as of December 31, 2004: decrease of Euro 4,963 thousand, before a positive tax effect of Euro 1,636 thousand;

- on net income for year 2004: increase of Euro 4,690 thousand, before a negative tax effect of Euro 1,549 thousand.

l) Derivative instruments for exchange rate risks (IAS 39). The effects of marking to market the exchange component of currency hedging instruments relating to future sales have been included for IFRS purposes in a specific reserve under shareholders' equity; changes in the value of these hedges were previously booked to the statement of income. In addition, in the case of hedges relating to receivables, the derivative's total "mark to market" valuation is now recorded in the statement of income, whereas, previously, the statement of income reflected the exchange component and the portion of the interest component relevant to that period.

Effects:

- on shareholders' equity as of January 1, 2004: increase of Euro 1,100 thousand, before a negative tax effect of Euro 378 thousand;

- on shareholders' equity as of December 31, 2004: increase of Euro 139 thousand, before a negative tax effect of Euro 46 thousand;

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

Effects:

- on shareholders' equity as of January 1, 2004: increase of Euro 262 thousand, before a negative tax effect of Euro 73 thousand;

- on shareholders' equity as of December 31, 2004: increase of Euro 301 thousand, before a negative tax effect of Euro 81 thousand;

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

Effects:

- on shareholders' equity as of January 1, 2004: none, because the change is attributable to 2004;

- on shareholders' equity as of December 31, 2004: decrease of Euro 35,683 thousand, before a positive tax effect of Euro 8,345 thousand;

- on net income for year 2004: decrease of Euro 35,951 thousand, before a positive tax effect of Euro 8,426 thousand.

o) Provisions for risks and future charges (IAS 37). Certain provisions contained in the Italian GAAP financial statements as of December 31, 2003, made as a result of the decision for early termination of some lease contracts, did not meet all the formal requirements of IAS 37 for recognition as a liability and so were reversed at the transition date; the expense of terminating these contracts was therefore carried forward to the first half of 2004.

Effects:

- on shareholders' equity as of January 1, 2004: increase of Euro 4,494 thousand;

- on shareholders' equity as of December 31, 2004: no effect;

- on net income for year 2004: decrease of Euro 4,563 thousand.

p) exchange differences on equity investment disposals (IAS 21). The Benetton Group has applied IAS 21, which requires exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded, to be recorded as income or expenses in the period in which they arise.

Effects:

- on shareholders' equity as of January 1, 2004: no effect;

- on shareholders' equity as of December 31, 2004: no effect;

- on net income for year 2004: increase of Euro 69 thousand.

31. Summary of significant differences between IFRS and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the European Commission for use in the European Union (IFRS). In all material respects, they are also in compliance with full IFRS as published by IASB. IFRS varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements. The principal differences between IFRS and U.S. GAAP for the Group are quantified and described below.

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

The adjustments for 2004 and 2005 refer to the amortization of the excess of the purchase price allocated to intangible assets relevant to the assets held by the Group. In 2005, there has been an impairment charge under IFRS of intangible assets and goodwill that were not recognized for U.S. GAAP purposes. In 2006 part of this impairment charge was reversed; under U.S. GAAP the reversal of impairment is not allowed.

(b) Deferred income taxes. Under IFRS, unrealized intragroup profits derived from intercompany transactions are eliminated in consolidation. Deferred income taxes on these temporary differences are recognized using the buyer's substantially enacted tax rate.

Equity reserves generated by revaluation of assets related to tangible assets in domestic group companies that were occasionally restated for tax purposes. The amount that offsets the increase in the tax basis of tangible assets is described as a credit to "revaluation surplus", which is a component of equity for tax purposes. That amount becomes taxable in certain situations, such as in the event of a liquidation of the Italian subsidiary or if the earnings associated with the revaluation surplus are distributed. Under IFRS, deferred taxes are not calculated on equity reserves generated by domestic group companies regarding revaluation of assets for tax purposes if those reserves will not be distributed.

U.S. GAAP precludes a company from reflecting a tax benefit or expense from intercompany transactions, until the asset has been sold to a third party or fully amortized if it is a long-lived asset. The tax paid by the seller should be deferred rather than computing a deferred tax asset for the temporary difference.

The reconciling item to net income in 2005 and 2006 includes Euro 19,850 thousand and Euro 11,163 thousand, respectively, that reflects the higher tax benefit recognized under IFRS.

Under U.S. GAAP deferred taxes are calculated on equity reserves generated by domestic group companies regarding revaluation of assets for tax purposes irrespective of whether they will be distributed or not.

The reconciling item to net income in 2006 includes Euro 2,888 thousand, that reflects the deferred tax liabilities on equity reserves net of deferred tax assets not recognized under IFRS.

(c) Goodwill. Under IFRS the Group adopted the provision of IFRS 3 on January 1, 2004. As permitted by IFRS 1 the Group did not retroactively apply IFRS 3; accordingly the previous accounting treatment under Italian GAAP was carried forward as of January 1, 2004. As a result, goodwill recognized relating to acquisitions is no longer amortized but subject to impairment testing at least annually. Prior to January 1, 2004 goodwill was amortized over 10 years. Under U.S. GAAP, the Group adopted the provisions of FAS 142 on January 1, 2002 and a result, goodwill relating to purchase acquisitions is no longer amortized but subject to impairment test at least annually. The higher carrying amount at January 1, 2004 resulted in an impairment charge under U.S. GAAP during 2005 as a result of the annual impairment test.

(d) Restructuring expenses. The Group recorded under IFRS provisions for costs associated with an exit activity (such as costs incurred as part of a store closure), including costs to exit a lease contract when the plans for store closures or sales have been decided by management and the counterpart has been informed. Additionally the Group has recorded provisions for onerous contracts where the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it. Such provisions relate to leasehold properties which it is committed to vacate or which are already vacant.

Under U.S. GAAP a provision for costs to terminate a contract before the end of its term should be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. Additionally a provision for onerous contracts for leasehold properties can only be made at the cease-use date.

Application of these provisions can result in differences in the timing of recognition of the provisions for exit cost or for onerous contracts. The reconciling items in 2004, 2005 and 2006 reflect the reversal of the provisions that do not qualify for recognition as a liability under U.S. GAAP and the charge to the statement of income of the provisions that qualify for recognition during the year under U.S. GAAP.

(e) Employee benefits. The Group's employees in its Italian operations receive a termination indemnity benefit when they leave the Company. In accordance with Italian Severance Pay Statutes, the Group is required to record an indemnity liability for severance of employment. Under IFRS this benefit is treated as a defined benefit plan and is accounted based on actuarial calculations. Actuarial gains and losses arising on changes to the underlying assumptions that are incorporated into the calculation of defined the benefit plans are accounted for in the statement of income using the corridor method.

Under U.S. GAAP in accordance with EITF 88-1 the Group elected to record the employee termination indemnity at present value of the vested benefits to which an employee would be entitled if the employee were to separate immediately.

(f) Reversal of impairment losses. Under IFRS an impairment loss recognized in prior periods for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset shall be increased to its recoverable amount. That increase is a reversal of an impairment loss. Under U.S. GAAP the restoration of a previously recognized impairment loss is prohibited, as an impairment loss should result in a new cost basis for the impaired asset. The reconciling items in 2006 reflect the reversal of the impairment losses related to deferred charges that do not qualify under U.S. GAAP is not allowed.

(g) Stock options expenses. Under IFRS, modifications to the terms and conditions on which equity instruments were granted, including cancellations and settlements shall be recognized, as a minimum, for the services received at the grant date fair value unless those equity instruments do not vest.

Under U.S. GAAP the cancellation of a "tranche" could be considered as a modification of the existing award, the compensation cost should be measured based on the fair value at the modification date of the vesting awards.

During 2006, the Company modified certain stock option awards. Under IFRS, the grant date fair value was expensed on the date of modification while under U.S. GAAP, the modification date fair value was expensed. The reconciling item in 2006 represents the difference between the fair value on the grant date and the modification date.

(h) Obligation to purchase equity instruments. Under IFRS, a contract that contains an obligation for an entity to purchase its own equity instruments for cash gives rise to a financial liability equal to the present value of the redemption value even if the obligation to purchase is conditional on the counterparty exercising its right to sell.

The Group entered into a written put option as part of the business combination, that gives the minority interest the right to sell the 50% of shares of Milano Report S.p.A. and Benetton Giyim Sanayi ve Ticaret A.S. at its fair value at the time of exercise less a margin if certain circumstances occur, for example, a material breach with the counterparty. Under U.S. GAAP, if the price and the date of the written put options are not fixed or if the written put options are embedded in a non-derivative host contract no liability should be recognized.

The reconciling item in 2006 represents the reversal of the liability that was recognized under IFRS since the recognition requirements were not satisfied under U.S. GAAP.

(i) Consolidation of Variable Interest Entities. Under IFRS (IAS 27), entities should be consolidated when they are under the control of the reporting entity. Control is presumed to exist when the parent owns, directly or indirectly, more than half of the voting power of an entity. Control also exists when there is the power over more than half of voting rights by virtue of an agreement with other investors, the power to govern the financial and operating policies of the entity, the power to appoint or remove the majority of the members of the board of directors exercised through majority voting rights or other means.

For U.S. GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, are fully consolidated, in addition, FIN 46-R prescribes that certain Variable Interest Entities ("VIE") are to be consolidated if the Group is the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such VIE.

The reconciling item in 2006 reflects the impact in net income and shareholders' equity of consolidating certain VIEs under U.S. GAAP whether the Group has variable interest, or a combination of variable interests, that will absorb the majority of the entity's expected losses. The main impact in the consolidated income statement of the consolidation under FIN 46-R is:

  an increase of Euro 29 million in 2006 revenues;

  a decrease of about Euro 1 million in 2006 operating profit.

Reconciliation of consolidated net income (loss) and shareholders' equity from IFRS to U.S. GAAP
	(thousands of Euro) (1)	2004	2005	2006
	Net income:
	Net income attributable to Shareholders of
	the Parent Company as reported under IFRS	108,795	111,873	124,914

(a)	Transaction between entities under common control	2,423	7,355	(1,262)
(b)	Deferred income taxes	(1,261)	(19,384)	(14,089)
(c)	Goodwill	-	(3,055)	-
(d)	Restructuring expenses	(1,825)	1,844	(8,839)
(e)	Employee benefits	(373)	567	(417)
(f)	Reversal of impairment losses	-	-	(1,003)
(g)	Stock options expenses	-	-	(535)
(i)	Consolidation of Variable Interest Entities	-	-	(3,292)
	Tax effect of reconciling adjustments	(787)	(3,219)	4,329
	Net income in accordance with U.S. GAAP	106,972	95,981	99,806
	Basic earnings per share amounts in accordance with U.S. GAAP	0.59	0.53	0.55
	Diluted earnings per share amounts in accordance with U.S. GAAP	0.59	0.53	0.55

	Shareholders' equity attributable to shareholders of
	the Parent Company as reported under IFRS (2)		1,261,910	1,318,721

	Items increasing (decreasing) shareholders' equity:
(a)	Transaction between entities under common control		(14,340)	(15,602)
(b)	Deferred income taxes		(20,718)	(34,807)
(c)	Goodwill		-	-
(d)	Restructuring expenses		10,068	1,229
(e)	Employee benefits		(3,640)	(4,057)
(f)	Reversal of impairment losses		-	(1,003)
(h)	Obligation to purchase equity instruments		-	12,820
(i)	Consolidation of Variable Interest Entities		-	(3,292)
	Tax effect of reconciling adjustments		(1,852)	2,477
	Balance in accordance with U.S. GAAP		1,231,428	1,276,486

(1) Except per share data, which are in Euro.

(2) Group interest in the Shareholders' equity does not include minority interests.

> Comprehensive income

Since 1998, the Company has adopted SFAS 130 "Reporting Comprehensive Income"; the components of comprehensive income for U.S. GAAP purposes are as follows:

(thousands of Euro)	12.31.2004	12.31.2005	12.31.2006
Net income in accordance with U.S. GAAP	106,972	95,981	99,806

Other comprehensive income:
- foreign currency translation adjustments	2,616	4,543	(2,950)
- unrealized gains/(losses) on available for sale securities	55	(185)	-
- change in fair value of derivative designated as hedges	(466)	(803)	(2,519)
- pension plan: minimum liability	-	-
Comprehensive income	109,177	99,536	94,337

All amounts are presented net of related tax effects, if any.

Disclosure of Accumulated other comprehensive income:
(thousands of Euro)	Foreign currency translation	Unrealized gains/(losses) on securities	Change in fair value of derivative designated as hedges	Accumulated other comprehensive income
Balance as of January 1, 2004	(11,948)	130	1,392	(10,426)
Current-period change	2,616	55	(466)	2,205
Balance as of December 31, 2004	(9,332)	185	926	(8,221)
Current-period change	4,543	(185)	(803)	3,555
Balance as of December 31, 2005	(4,789)	-	123	(4,666)
Current-period change	(2,950)	-	(2,519)	(5,469)
Balance as of December 31, 2006	(7,739)	-	(2,396)	(10,135)

Statements of changes in Shareholders' equity
(thousands of Euro)	Common shares	Share Capital	Additional paid-in capital	Deferred compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income	Consolidated shareholders' equity
BALANCES, December 31, 2003	181,558,811	236,026	56,574	-	868,339	-	(10,426)	1,150,513
Stock split	-	-	-	-	-	-	-	-
Translation adjustment	-	-	-	-	-	2,616	2,616	2,616
Unrealized gains/(losses) on available securities	-	-	-	-	-	55	55	55
Stock based compensation	-	-	5,816	(5,094)	-	-	-	722
Dividends declared/paid	-	-	-	-	(68,992)	-	-	(68,992)
Change in fair value of derivative designated as hedges	-	-	-	-	-	(466)	(466)	(466)
Net income	-	-	-	-	106,972	106,972	-	106,972
Comprehensive income	-	-	-	-	-	109,177	-	-
BALANCES, December 31, 2004	181,558,811	236,026	62,390	(5,094)	906,319		(8,221)	1,191,420
Stock split	-	-	-	-	-	-	-	-
Translation adjustment	-	-	-	-	-	4,543	4,543	4,543
Unrealized gains/(losses) on available securities	-	-	-	-	-	(185)	(185)	(185)
Stock based compensation	-	-	-	2,202	-	-	-	2,202
Dividends declared/paid	-	-	-	-	(61,730)	-	-	(61,730)
Change in fair value of derivative designated as hedges	-	-	-	-	-	(803)	(803)	(803)
Net income	-	-	-	-	95,981	95,981	-	95,981
Comprehensive income	-	-	-	-	-	99,536	-	-
BALANCES, December 31, 2005	181,558,811	236,026	62,390	(2,892)	940,570		(4,666)	1,231,428

(thousands of Euro)	Common shares	Share Capital	Additional paid-in capital	Deferred compensation	Retained earnings	Comprehensive income	Accumulated other comprehensive income	Consolidated shareholders' equity
BALANCES, December 31, 2005	181,558,811	236,026	62,390	(2,892)	940,570		(4,666)	1,231,428
Stock option exercise	1,116,681	1,452	8,581	-	-	-	-	10,033
Translation adjustment	-	-	-	-	-	(2,950)	(2,950)	(2,950)
Unrealized gains/(losses) on available securities	-	-	-	-	-	-	-	-
Stock based compensation	-	-	(474)	2,892	-	-	-	2,418
Dividends declared/paid	-	-	-	-	(61,730)	-	-	(61,730)
Change in fair value of derivative designated as hedges	-	-	-	-	-	(2,519)	(2,519)	(2,519)
Net income	-	-	-	-	99,806	99,806	-	99,806
Comprehensive income	-	-	-	-	-	94,337	-	-
BALANCES, December 31, 2006	182,675,492	237,478	70,497	-	978,646		(10,135)	1,276,486

Recent Accounting Pronouncements

> EITF 04-13, "Accounting for purchases and sales of inventory with the same counterparty". In September 2005, EITF reached consensus on Issue No. 04-13 "Accounting for purchases and sales of inventory with the same counterparty" ("EITF 04-13"). EITF 04-13 relates to defining the circumstances under which two or more inventory purchase and sales transactions with the same counterparty should be viewed as a single exchange transaction; and defining whether there are circumstances under which non-monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective prospectively for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period after March 15, 2006. Benetton will adopt EITF 04-13 on January 1, 2007. The adoption of EITF 04-13 is not expected to have a material impact on the Group's financial position and results of operations.

> FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109, Accounting for Income Taxes". In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109, Accounting for Income Taxes" ("FIN 48"). FIN 48 provides a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its merits. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective for the first reporting period beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the beginning balance of retained earnings in the period of adoption. An analysis of the impact of this interpretation is not yet complete; however, the Group is currently evaluating the impact FIN 48 will have on the Group's financial position and results of operations.

> FAS No. 157, "Fair Value Measurements". In September 2006, the FASB released FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a common definition for fair value under GAAP, establishes a framework for measuring fair value and expands disclosure requirements about such fair value measurements. SFAS 157 will be effective for the Group on February 3, 2008. The Group is currently evaluating the potential impact on the consolidated financial statements of adopting SFAS 157.

> FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". In February 2007, the FASB released FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective for the Group on December 31, 2008. The Group is currently evaluating the potential impact on the consolidated financial statements of adopting SFAS 159.

32. Other additional information

Companies and groups included in the scope of consolidation as of December 31, 2006
Company name	Location	Currency	Share capital	Group interest
Companies and groups consolidated on a line-by-line basis:

Parent Company
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	237,478,139.60

Italian subsidiaries
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100.000%
_ Milano Report S.p.A.(3)	Bergamo	Eur	1,000,000	50.000%
Olimpias S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100.000%
_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100.000%
Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100.000%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100.000%
Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100.000%
Società Investimenti
e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100.000%
Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100.000%

Foreign subsidiaries
_ Benetton Realty Russia O.O.O.	Moscow	Rub	473,518,999	100.000%
Benetton Deutschland GmbH (1)	München	Eur	2,812,200	100.000%
Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
Benetton Australia Pty. Ltd.	Hawthorne	Aud	500,000	100.000%
Benetton USA Corp.	Wilmington	Usd	100,654,000	100.000%
Benetton Holding International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
_ Benetton International S.A.	Luxembourg	Eur	133,538,470	100.000%
_ Benetton Retail Poland Sp. z o.o.	Warsaw	Pln	200,000	100.000%
_ Benetton Denmark A.p.S.	Copenhagen	Dkk	125,000	100.000%
_ Benetton Giyim Sanayi ve Ticaret A.S.	Istanbul	Try	7,000,000	50.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton International Emirates L.L.C. (3)	Dubai	Aed	300,000	100.000%
_ Benetton Austria GmbH (1)	Salzburg	Eur	3,270,278	100.000%
_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
_ Benetton Retail Deutschland GmbH	München	Eur	2,000,000	100.000%
_ New Ben GmbH	Frankfurt am Main	Eur	5,000,000	50.000%
_ Benetton Trading Ungheria Kft.	Nagykallo	Huf	50,000,000	100.000%
_ Benetton Retail (1988) Ltd.	London	Gbp	58,200,000	100.000%
_ Benetton Retail Spain S.L.	Barcelona	Eur	10,180,300	100.000%
_ Benetton 2 Retail Comércio
de Produtos Têxteis S.A.	Porto	Eur	500,000	100.000%
_ Benrom S.r.l.	Miercurea Sibiului	Ron	1,416,880	100.000%
_ Benetton Istria D.O.O.	Labin	Hrk	26,042,600	100.000%
_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
_ Benetton Commerciale Tunisie S.à r.l.	Sousse	Tnd	1,700,000	100.000%
_ Benetton Croatia D.O.O.	Osijek	Hrk	2,000,000	100.000%
_ Benetton Slovakia s.r.o. (1)	Dolny Kubin	Skk	135,000,000	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190	100.000%
_ Benetton India Pvt. Ltd.	Gurgaon	Inr	559,241,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%

Company name	Location	Currency	Share capital	Group interest
_ Benetton Trading USA Inc.	Lawrenceville	Usd	379,147,833	100.000%
_ United Colors of Benetton Do Brasil Ltda. (2)	Curitiba	Brl	78,634,578	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%
_ Benetton Società di Servizi S.A. (1)	Lugano	Chf	80,000,000	100.000%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Shanghai Benetton Trading Company Ltd.	Shanghai	Usd	1,500,000	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton France S.à r.l.	Paris	Eur	99,495,712	100.000%
_ Benetton France Commercial S.A.S.	Paris	Eur	10,000,000	100.000%
_ Benetton Real Estate Austria GmbH	Wien	Eur	2,500,000	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Porto	Eur	100,000	100.000%
_ Real Estate Russia Z.A.O.	St. Petersburg	Rub	10,000	100.000%
_ Benetton Real Estate Belgique S.A.	Bruxelles	Eur	14,500,000	100.000%
_ Real Estate Latvia L.L.C. (3)	Riga	Lvl	130,000	100.000%
_ Benetton Real Estate Kazakhstan L.L.P. (3)	Almaty	Kzt	62,920,000	100.000%
_ Property Russia Z.A.O. (3)	Samara	Rub	10,000	100.000%
_ Real Estate Ukraine L.L.C. (3)	Kiev	Usd	7,921	100.000%
_ Benetton Realty Spain S.L.	Barcelona	Eur	15,270,450	100.000%
_ Benetton Real Estate Spain S.L.	Barcelona	Eur	150,250	100.000%

Investments in subsidiary companies carried at cost (4):
_ Benetton Beograd D.O.O. (2)	Beograd	Eur	500	100.000%
_ Benetton Argentina S.A. (2)	Buenos Aires	Ars	150,000	100.000%
_ Benetton Realty Netherlands N.V. (2)	Amsterdam	Eur	45,000	100.000%
_ Benlim Ltd. (3)	Hong Kong	Hkd	11,700,000	50.000%
_ Benetton International Kish Co. Ltd. (3)	Kish Island	Irr	100,000,000	100.000%

Investments in associated companies valued using the equity method:
Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.333%

(1) In liquidation.
(2) Non-operative.
(3) Recently established company.
(4) At cost since fair value cannot be determined (unlisted companies).

Valuation and qualifying accounts as of December 31, 2004, 2005 and 2006
Other provisions and medium-long term liabilities
(thousands of Euro)

Description	Balance at beginning of Period	Additions charged to Profit/Loss	Other (1)	Deductions	Balance at end of Period
Deducted in the Balance Sheets from the assets to which it applies:

Allowance for doubtful accounts
2004	95,870	39,240	(3,606)	(33,862)	97,642
2005	97,642	17,387	190	(32,391)	82,828
2006	82,828	10,680	(5,427)	(18,324)	69,757

Allowance for returns
2004	2,000	3,000	-	(2,000)	3,000
2005	3,000	3,150	-	(3,000)	3,150
2006	3,150	1,500	-	(3,150)	1,500

Inventory valuation reserve
2004	8,484	14,414	(149)	(4,938)	17,811
2005	17,811	12,476	439	(11,215)	19,511
2006	19,511	17,267	(767)	(13,245)	22,766

Other reserves

- Reserve for other provisions
2004	13,187	30,231	(2,463)	(13,423)	27,532
2005	27,532	4,702	(2,391)	(15,147)	14,696
2006	14,696	1,034	(137)	(13,453)	2,140

- Reserve for legal and tax risks
2004	12,274	4,533	2,360	(10,007)	9,160
2005	9,160	2,970	(196)	(2,336)	9,598
2006	9,598	1,723	(140)	(4,090)	7,091

- Reserve for sales agents
2004	12,745	2,365	-	(812)	14,298
2005	14,298	3,543	(465)	(67)	17,309
2006	17,309	2,029	(1,024)	-	18,314

Total other reserves
2004	38,206	37,129	(103)	(24,242)	50,990
2005	50,990	11,215	(3,052)	(17,550)	41,603
2006	41,603	4,786	(1,301)	(17,543)	27,545

Other current provisions and liabilities

Other reserves
- Reserve for legal and tax risks
2004	-	-	-	-	-
2005	-	1,306	836	-	2,142
2006	2,142	1,220	(40)	(696)	2,626

- Reserve for other provisions
2004	-	-	-	-	-
2005	-	7,259	2,429	-	9,688
2006	9,688	1,689	135	(9,254)	2,258

Total other reserves
2004	-	-	-	-	-
2005	-	8,565	3,265	-	11,830
2006	11,830	2,909	95	(9,950)	4,884

(1) Represents balances of acquired companies, transfers from other reserve accounts and the effect of translation adjustment.

Item 18: Financial Statements. Not applicable.

Item 19: Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Articles of Association of Benetton Group S.p.A. approved by the Shareholders' Meeting on April 26, 2007, is incorporated herein by reference.

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

12.1 Section 302 Certification of Chief Executive Officer (Executive Chairman).

12.2 Section 302 Certification of Chief Financial Officer.

12.3 Section 302 Certification of Head of Administration, Tax and Corporate Services.

13.1 Section 906 Certifications.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BENETTON GROUP S.P.A.

/s/ LUCIANO BENETTON

Luciano Benetton

Chairman

Date: June 26, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2006

Commission file number: 1 - 10230

BENETTON GROUP S.p.A.

(Exact name of Registrant as specified in its charter)

ITALY

(Jurisdiction of incorporation or organization)

VIA VILLA MINELLI 1, 31050 PONZANO VENETO (TV), ITALY

(Address of principal executive offices)

EXHIBITS

EXHIBIT 1.1

BENETTON GROUP S.P.A.

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

The domicile of each shareholder, insofar as the latter' dealings with the Company are concerned, is for all legal effects the address recorded in the Shareholders' Register.

Article 3: BUSINESS PURPOSE

The purpose for which the Company has been established is:

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

4) The acquisition, management and disposal of investments and interests in, as well as the formation of other companies, entities, businesses, consortia and associations, of any type, operating both in Italy and abroad, in the following sectors:

- manufacture and marketing of articles of clothing, including sports clothing, and accessories;

- textile manufacturing, including all related activities, and marketing; distribution of any size; real estate; transport.

- manufacture and marketing of sports products and equipment and related accessories.

5) The technical-financial and administrative co-ordination of companies, entities, businesses, consortia and associations in which it takes part or has an interest, including the provision of services to any business sector of the companies, entities, businesses, consortiums and associations in which it takes part or has an interest.

6) The purchase, ownership and disposal of bonds, including those convertible into shares, or with the right to subscribe or acquire shares in Italian and foreign companies.

7) The purchase, ownership and disposal of Italian and foreign government securities and of other securities for investment purposes.

8) The granting of loans to subsidiary and associated companies, or to the holding company and its subsidiary and associated companies.

9) The purchase, disposal, rental of raw materials, capital goods including company units, semi-finished products and finished goods, suitable to facilitate the development of the activities of the companies, entities, businesses, consortia and associations in which it takes part or has an interest.

10) The purchase, disposal and granting of rights, also relating to intangible assets and intellectual property in general, which could enable and facilitate the activity or development of companies, entities, businesses, consortiums and associations in which it takes part or has an interest.

11) Activity as domestic and international freight shippers, provision of warehousing, distribution and transport services, also on behalf of third parties; and the import/export of raw materials, semi-finished and finished products, and of capital and non-capital goods, as well as performance of market surveys and analyses relating to the development and optimization of such services.

12) The grant of leases on buildings or the provision of services associated with the use of buildings to subsidiary and associated companies, or to the holding company and its subsidiary and associated companies, or to third parties; the provision, to the same companies, of services concerning the realization of programs and plans in the field of communications, computer systems, graphics; the provision of consulting services and technical assistance in relation to plant, machinery, vehicles and their hiring, as well as the performance of analyses and research in terms of policies for company management, manufacturing and marketing.

The company can also perform the above activities via subsidiary companies.

Furthermore, to achieve the business purpose, or in connection with the same, the Company may carry out any and every act and transaction, including charitable donations and gifts, considered by the Board of Directors to be suitable and not incompatible with achieving the business purpose; lastly it may give sureties, endorsements and secured guarantees in general, also to third parties, with the exclusion of deposit-taking from members of the public.

Article 4: DURATION

The duration of the Company is fixed for the period through December 31, 2050.

Article 5: SHARE CAPITAL

The Company's share capital is Euro 237,478,139.60 and consists of 182,675,492 shares with a par value of Euro 1.30 each.

The Board of Directors has the power - for the maximum period of five years as from September 9, 2004, the date of the shareholders' resolution delegating such authority, pursuant to article 2443 of the Italian Civil Code - to increase share capital, in one or more instalments and with exclusion of rights under article 2441, last paragraph, of the Italian Civil Code, by a maximum total amount of Euro 6,500,000.00 via the issue of 5,000,000 ordinary shares, carrying normal dividend rights, to be offered under subscription to employees of Benetton Group S.p.A. and its subsidiaries, to be identified, by the Board of Directors, from among key management personnel.

These shares shall be subscribed at a price corresponding to the par value of Euro 1.30 each plus a premium determined at the time of granting the stock options, based on the arithmetical average of prices reported on the Milan Stock Exchange in the calendar month running up to the grant date.

The options to subscribe to such shares shall be personal and may not be transferred inter vivos.

The resolutions of the Board of Directors shall state that, as part of the terms for subscribing to the shares, if the approved increase is not subscribed within the established deadline decided on each occasion, share capital shall be increased by an amount corresponding to the subscriptions received at the expiry of such deadline.

The Board of Directors is vested with every power for the issue of the new shares to be issued under the aforementioned resolution and to make consequent amendments to the present article, in order to update the quantities of shares representing share capital.

On September 9, 2004, in partial execution of the aforementioned authority, the Board of Directors resolved to increase share capital by a maximum amount of Euro 4,203,650.10 through the issue of 3,233,577 options giving the right to subscribe to 3,233,577 ordinary shares of the Company, with a par value of Euro 1.30 each, at the price established in the terms and the conditions contained in the "Stock option plan for Top Management of Benetton Group S.p.A." approved by the Board of Directors on July 15, 2004. To date, share capital has been increased under this resolution by a total amount of Euro 1,451,685.30 following the subscription to 1,116,681 fully paid-up shares.

Article 6: SHARES

Share capital may be increased, by resolution of the shareholders in extraordinary meeting, through the issue of new shares which may also enjoy different class rights.

In accordance with the legal requirements applying in the circumstances, the shares may be either registered or bearer stock.

Article 7: INCREASES IN SHARE CAPITAL

The Shareholders' Meeting may empower the Board of Directors, for a period not exceeding five years from the date of the related resolution, to increase share capital, on one or more occasions, up to a maximum predetermined amount; and, again for a period not exceeding five years from the date of the related resolution, to issue bonds, including convertible bonds, on one or more occasions, up to a maximum predetermined amount.

Article 8: APPROVAL OF THE FINANCIAL STATEMENTS

The Board of Directors may convene Shareholders' Meetings at the Company's registered offices, or elsewhere in Italy.

An ordinary Shareholders' Meeting shall be convened to approve the annual financial statements within 120 (one hundred and twenty) days from the end of the Company's financial year.

If the Company has an obligation to prepare consolidated financial statements, or if special needs relating to its organization or business purpose make it necessary, the term for holding this Shareholders' Meeting is extended to 180 (one hundred and eighty) days, subject to a resolution to this effect by the Board of Directors.

Article 9: SHAREHOLDERS' MEETINGS

Shareholders' Meetings shall be either ordinary or extraordinary.

As an alternative to publication in the Gazzetta Ufficiale (Italy's Official Gazette), shareholders' meetings can be convened by publishing a notice in the daily newspaper "Il Sole 24 Ore" or, possibly, in the daily newspapers "Il Corriere della Sera" or "La Repubblica", but in any case within the terms provided by law.

Shareholders who, alone or jointly with others, represent at least one-fortieth of share capital may request, within five days of publication of the notice convening the Shareholders' Meeting that additional items be placed on the agenda, within the limits envisaged by prevailing law and specifying in such request the additional proposed topics for discussion.

Any additions to the meeting's agenda following requests of this kind shall be published in the same manner as the notice convening the meeting itself at least 10 (ten) days in advance of the date set for such meeting.

Shareholders are entitled to take part in Shareholders' Meetings if the Company has received the legally required certificate from authorized intermediaries at least 2 (two) business days before the date set for the meeting. Certificates received in accordance with the above procedures shall also be valid for callings of the meeting subsequent to the first.

The Shares will once again become available after the Shareholders' Meeting has taken place.

Shareholders may be represented by a proxy, who shall be appointed by a written instrument of proxy prepared in the form specified by law.

Article 10: CHAIRMANSHIP OF THE SHAREHOLDERS' MEETING AND APPOINTMENT OF THE SECRETARY

Shareholders' Meetings shall be chaired by the Chairman of the Board of Directors. If neither the Chairman nor any Deputy Chairman of the Board of Directors are present, the shareholders present shall elect a Chairman.

The Chairman of the Shareholders' Meeting, also with the assistance of persons specially appointed for this purpose, shall confirm that the proxies are in order as well as the entitlements to attend the meeting, shall resolve any disputes, and direct and moderate the debate, possibly establishing how long each speaker may have the floor, and establish the order and methods of voting.

If the minutes are not taken by a notary public, the Chairman shall be assisted by a Secretary of his choice, who need not be a director. The Chairman, if he thinks so fit, may choose two scrutineers from those present at the meeting.

Article 11: FIRST CALLING

Ordinary Shareholders' Meetings in first calling have a quorum if attended by shareholders representing at least one half of share capital. Resolutions are validly passed by an overall majority.

Extraordinary Shareholders' Meetings in first calling have a quorum if attended by shareholders representing more than one half of share capital. Resolutions are validly passed by favourable vote of at least two thirds of share capital represented at the meeting.

Article 12: SECOND AND THIRD CALLING

Ordinary Shareholders' Meeting in second calling resolve on matters that should have been discussed at the first calling regardless of what portion of share capital is represented by the shareholders in attendance. Extraordinary Shareholders' Meetings in second calling have a quorum if attended by shareholders representing more than one half of share capital. Resolutions are validly passed by favourable vote of at least two thirds of share capital represented at the meeting.

Extraordinary Shareholders' Meetings in third calling have a quorum if attended by shareholders representing more than one third of share capital and can pass resolutions on the matters that should have been discussed at the second calling with the favourable vote of at least two thirds of share capital represented at the meeting.

Article 13: APPOINTMENT OF DIRECTORS

Directors shall be appointed by the Ordinary Shareholders' Meeting with a simple majority of the votes cast.

Article 14: BOARD OF DIRECTORS

The Company shall be administered by a Board of Directors consisting of between five and fifteen members, who need not be shareholders. The first directors shall be appointed in the Company's Articles of Incorporation and thereafter by the Shareholders' Meeting, which shall decide their number.

The members of the Board of Directors shall be appointed for a period not exceeding three financial years. Their term in office ends on the date of the Shareholders' Meeting called to approve the annual financial statements relating to the last financial year of their office. Directors are eligible for reappointment.

A) PRESENTATION OF MINORITY LISTS

The Board of Directors shall be appointed by the Shareholders' Meeting on the basis of lists presented by the shareholders containing a maximum of 15 (fifteen) candidates, each appearing with a consecutive number. The candidates shall be in possession of the qualifications required by prevailing statutory and regulatory provisions.

Each list shall include one or more candidates satisfying the independence qualifications in compliance with prevailing statutory and regulatory provisions ("Independent Directors").

Lists may be presented by only those shareholders who own, alone or together with others, at least 2.5 (two point five) % of share capital, or the minimum percentage envisaged by prevailing statutory and regulatory provisions in this regard. Details of such lower percentage and the procedures for appointing directors shall be provided in the notice convening the Shareholders' Meeting.

The lists, signed by those presenting them, shall be filed at the Company's registered offices at least 15 (fifteen) days in advance of the date set for the first calling of the Shareholders' Meeting convened to vote on the appointment of directors, accompanied by (i) information about the shareholders who have filed the lists, specifying their overall percentage interest in share capital, and (ii) documentation confirming them as shareholders and the percentage of share capital they own, (iii) comprehensive details on the personal characteristics and experience of the candidates, (iv) details as to whether the candidates qualify as Independent Directors, (v) a statement by the candidates themselves confirming that they are in possession of the requirements envisaged by prevailing statutory and regulatory provisions and the absence of any reasons for incompatibility and/or ineligibility, (vi) statements by the candidates in which they accept their candidacy and provide details of their appointments as directors or statutory auditors in other companies, (vii) any other information required by prevailing statutory and regulatory provisions.

The lists shall be promptly published on the Company's website.

No shareholder may present or be involved in presenting more than one list, including through a third party or trust company.

No candidate may appear in more than one list, otherwise they will be disqualified.

Lists for which the above provisions are not observed shall be treated as if they had not been presented.

B) VOTING

No shareholder may vote for more than one list, including through a third party or trust company.

    All the directors requiring election, bar one, shall be taken from the list obtaining the highest number of votes in the Shareholders' Meeting ("Majority List"), in the consecutive order in which they appear on that list.

    One director shall be taken from the list obtaining the second highest number of votes in the Shareholders' Meeting ("Minority List"), which shall not be associated in any way, even indirectly, with the list in point 1) above; the director elected in this case shall be the candidate at the head of this list.

No account is taken of lists that fail to obtain a percentage of votes corresponding to at least half of that required by these Articles of Association for presenting the same.

If only one list is presented, all the directors shall be appointed from such list. If no list is presented at all, the Shareholders' Meeting shall make the appointments, voting with the majorities required by law, in compliance with the principles established by prevailing regulations as to the composition of the Board of Directors, without observing the procedures described above.

C) REPLACEMENT

If one or more directors should vacate office during the year, the following procedures shall be adopted:

    In the event office is vacated by one of more directors elected from the Majority List, the Board of Directors shall appoint replacements in accordance with article 2386 of the Italian Civil Code, by adopting resolutions with the majority specified in article 15 of these Articles of Association. The Shareholders' Meeting shall subsequently appoint the replacement(s) by adopting a resolution with the legally required majorities without using the list presentation procedure. If the director(s) needs to be replaced directly by the Shareholders' Meeting, the meeting shall make the appointment by adopting a resolution with the same majorities as above, without using the list presentation procedure.

    In the event office is vacated by a director elected from the Minority List, the Board of Directors shall make the replacement by co-opting as a director the next available person appearing on the Minority List. The Shareholders' Meeting shall subsequently confirm the appointment of the director thus co-opted.

If the Minority List no longer contains candidates that satisfy the requirements of prevailing statutory and regulatory provisions, then the next Shareholders' Meeting - unless convened to reappoint the entire Board of Directors, in which case the procedures set out in paragraphs A and B of this article shall apply - shall make the replacement as follows:

shareholders who own , alone or together with others, at least 2.5 (two point five) % of share capital, or the lower percentage envisaged by prevailing statutory and regulatory provisions in this regard, may provide the Company, in accordance with the procedures and terms contained in paragraph A) above, with the name of a director, in possession of the required qualifications, that they intend to propose to the Shareholders' Meeting to replace the previous director who has vacated office; the director shall be appointed by the Shareholders' Meeting with the favourable vote of shareholders representing a percentage of share capital corresponding to at least one half of that required above for proposing the candidate name. This procedure shall also apply when a director elected from the Minority List needs to be replaced directly by the Shareholders' Meeting.

If, for whatever reason, the director fails to be appointed in accordance with point 2 above, the Shareholders' Meeting shall make the appointment adopting the related resolution with the legally required majorities.

The entire Board shall be dissolved if the number of members falls below half that fixed. In this case, the Board of Statutory Auditors shall convene a Shareholders' Meeting for the appointment of a new Board of Directors.

Article 15: CHAIRMANSHIP, LOCATION AND RULES OF BOARD PROCEDURE

The Board shall elect from amongst its members a Chairman and one or more Deputy Chairmen who stand in if he is absent or otherwise unable, as well as a Secretary who does not have to be a member of the Board. The Board shall meet at the registered office or elsewhere as specified in the notice convening the meeting, whenever the Chairman considers it appropriate, or at the request of at least three directors, except in the case governed by article 19 of these Articles of Association.

Meetings shall normally be called with at least five days notice, by registered letter, telex, fax, e-mail or any other equivalent means; the notice period may be shortened in an emergency, however it shall not be less than 24 (twenty-four) hours.

The Board can meet by teleconference or videoconference, on condition that all participants can be identified and that they are able to follow discussion, take part in the debate in real time and view and send documents. The location of the meeting is wherever the Chairman and the Secretary are.

The majority of directors in office must be present for resolutions to be valid; the resolutions are adopted by majority vote and in the case of a tie, the Chairman has a casting vote.

Article 16: POWERS OF THE BOARD OF DIRECTORS

The Board of Directors is invested with the widest possible powers for the ordinary and extraordinary administration of the Company and therefore has the authority to perform all those deeds that it deems appropriate for the implementation and achievement of the business purpose, excluding only those powers that the law and the Articles of Association reserve for the Shareholders' Meeting.

The Board of Directors is also assigned responsibility for decisions concerning the following matters:

    mergers in the cases provided by articles 2505 and 2505-bis of the Italian Civil Code;

    opening or closure of secondary offices;

    reduction of share capital in the event of shareholder withdrawal;

    amendments to the Articles of Association to update them for regulatory requirements;

    transfer of the Company's registered office within the national borders.

The Board of Directors can delegate its powers to one or more of the directors who shall exercise them, jointly or severally, in compliance with decisions taken by the Board of Directors.

The Board of Directors may also delegate part of its authority to an Executive Committee made up of certain members of the Board itself.

The Chief Executive Officer and the Executive Committee, if established, shall report to the Board of Directors and the Board of Statutory Auditors on the Company's general operating performance and foreseeable outlook, as well on the more significant transactions, by virtue of their size or characteristics, undertaken by the Company and its subsidiaries. They shall also report on transactions featuring potential conflicts of interest.

This report shall be made during the meetings of the Board of Directors or of the Executive Committee and, in any case, at least every three months; in particular circumstances, the report may also be made in writing to the Chairman of the Board of Statutory Auditors.

Article 17: LEGAL REPRESENTATION

The Chairman of the Board of Directors shall be the Company's legal representative, including in court proceedings. If the Chairman is absent or unable to perform his duties, the designated Deputy Chairman or, in the absence of designation, each of the Deputy Chairmen severally shall be the Company's legal representative.

The Chief Executive Officers, employees and third parties shall also represent the Company in dealings with third parties and in court proceedings, to the extent of the powers delegated to them.

Article 18: DIRECTORS' REMUNERATION

The directors and the members of the Executive Committee, if appointed, shall be entitled to such total remuneration as the Shareholders' Meeting may determine.

Article 19: BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors shall consist of three standing members and two alternate members, or four alternate members if one standing member is elected from a minority list in accordance with this article. All such members are eligible for reappointment and shall remain in office for three financial years, ending on the date of Shareholders' Meeting called to approve the financial statements relating to the last financial year of its office.

The Board of Statutory Auditors can meet by teleconference or videoconference, on condition that all participants can be identified and are able to follow the debate, take part in discussion of the topics addressed in real time and view and send documents. If these requirements are met, the meeting of the Board of Statutory Auditors is considered to be held wherever its Chairman is, and where, in addition, the secretary must also be to permit the drafting and signature of the relevant minutes.

The Shareholders' Meeting shall decide the remuneration of its members.

A) PRESENTATION OF MINORITY LISTS

The Board of Statutory Auditors shall be appointed by the Shareholders' Meeting on the basis of lists presented by the shareholders containing a number of names that may not exceed that of the members requiring election, each appearing with a consecutive number. The lists shall present the names and numbering of the standing member candidates separately from those of the alternate member candidates. Each list shall contain at least two alternate member candidates. The candidates shall be in possession of the qualifications required by prevailing statutory and regulatory provisions.

Lists may be presented by only those shareholders who own, alone or together with others, at least 2.5 (two point five) % of share capital, or the minimum percentage envisaged by the statutory and regulatory provisions governing the appointment of the Board of Statutory Auditors. Details of such lower percentage and the procedures for appointing statutory auditors shall be provided in the notice convening the Shareholders' Meeting.

The lists, signed by those presenting them, shall be filed at the Company's registered offices at least 15 (fifteen) days in advance of the date set for the first calling of the Shareholders' Meeting convened to vote on the appointment of statutory auditors, accompanied by (i) information about the shareholders who have filed the lists, specifying their overall percentage interest in share capital, and (ii) documentation confirming them as shareholders and the percentage of share capital they own, (iii) comprehensive details on the personal characteristics and experience of the candidates, (iv) a statement by the candidates themselves confirming that they are in possession of the requirements envisaged by prevailing statutory or regulatory requirements and the absence of any reasons for incompatibility and/or ineligibility, (v) statements by the candidates in which they accept their candidacy and provide details of their appointments as directors or statutory auditors in other companies, (vi) any other information required by prevailing statutory and regulatory provisions.

The lists shall be promptly published on the Company's website.

Persons who already hold a number of appointments as a director or statutory auditor in excess of that currently established by statutory and regulatory requirements may not be appointed as statutory auditors. At least one of the standing members and at least one of the alternate members shall be chosen from persons belonging to Italy's Register of Public Accountants who have acted as auditors for a period of not less than three years.

The other members of the Board of Statutory Auditors, who are not in possession of these qualifications, shall be chosen from those persons with at least three years of overall experience in performing:

    directorships or statutory auditorships or managerial duties in companies whose share capital is not less than Euro 2 million, or professional services or university teaching activities in the field of law, economics, finance or technical-scientific subjects relating to the company's business, such as intellectual property, commercial or tax law, macroeconomics, microeconomics, accounting and corporate finance, or managerial positions in public entities or government offices relating to the sectors of banking, financial services and insurance or in sectors closely related to those of the company such as research, development, manufacture and marketing of items of clothing in general, accessories and other fashion items, footwear and any article or piece of equipment for the practice of any sport.

No shareholder may present or be involved in presenting more than one list, including through a third party or trust company.

No candidate may appear in more than one list, otherwise they will be disqualified.

Lists for which the above provisions are not observed shall be treated as if they had not been presented.

B) VOTING

No shareholder may vote for more than one list, including through a third party or trust company.

Two standing members and one alternate member, listed in consecutive order, shall be elected from the list that obtains the highest number of votes ("Majority List"); the third standing member and the other two alternate members shall be the first standing member candidate and first and second alternate member candidates respectively from the list obtaining the second highest number of votes ("Minority List").

In the event of a tied vote, a second ballot shall be taken.

The Shareholders' Meeting shall appoint the first standing member candidate on the Minority List as the Chairman of the Board of Statutory Auditors.

Except for the applicability of statutory and regulatory requirements governing such an event, if only one list is presented then the first three standing member candidates and the two alternate member candidates appearing on this one list shall be elected by majority vote as the standing members and alternate members respectively. In this case, the Shareholders' Meeting shall appoint the Chairman of the Board of Statutory Auditors with the legally required majorities.

C) REPLACEMENT

In the event of having to replace a statutory auditor, the replacement, including for the office of Chairman, shall be an alternate statutory auditor belonging to the same list as the outgoing auditor, observing the order specified therein. Further to any early vacation of office, the Shareholders' Meeting shall appoint the standing and/or alternate statutory auditors needed to complete the Board of Statutory Auditors as follows, with the provision that the term in office shall end on the same date as that of the other statutory auditors already appointed:

- in the event of having to replace auditors elected on the Majority List, the auditor or auditors, or even the Chairman, are appointed by majority vote without the need for a list and after having checked that the candidates satisfy the qualifications to hold office;

- in the event of having to replace a standing and/or alternate statutory auditor designated by the minority, the Shareholders' Meeting shall replace them, by adopting a resolution with the legally required majorities, choosing from the standing member candidates and the alternate member candidates in the Minority List in the order in which they appear therein. Candidates must have confirmed their candidacy at least fifteen days before the date set for the Shareholders' Meeting in first calling, and have provided the statements and information required under paragraph A) of this article.

The Board of Statutory Auditors, subject to giving written notification to the Chairman of the Board of Directors, may call Shareholders' Meetings, meetings of the Board of Directors and meetings of the Executive Committee, if established.

Powers for convening meetings may also be exercised individually by each member of the Board of Statutory Auditors, except for the power to convene Shareholders' Meetings, which may be exercised jointly by at least two members of the Board of Statutory Auditors.

Article 20: HEAD OF FINANCIAL REPORTING

After obtaining the mandatory opinion of the Board of Statutory Auditors, the Board of Directors shall appoint the "Head of Financial Reporting", having selected him from amongst those persons of proven professional experience in accounting and finance and in possession of the integrity requirements envisaged by prevailing law for members of supervisory bodies. The Board of Directors shall monitor that the Head of Financial Reporting has adequate authority and resources for carrying out the duties assigned to him under law.

Article 21: FINANCIAL YEAR

The Company's financial year ends on December 31 each year.

Article 22: NET INCOME

Except as otherwise resolved by the Shareholders' Meeting and after having allocated 5% to the legal reserve to the extent required by law, net income for the year shall be divided proportionally among the shareholders on the basis of the number of shares held.

The Board of Directors may declare the distribution of interim dividends, within legally established limits.

Article 23: WINDING-UP AND LIQUIDATION

Upon the winding up of the Company for whatever reason, the Shareholders' Meeting shall determine how the liquidation will be conducted, and shall appoint one or more liquidators, determining their powers and fixing their remuneration.

EXHIBIT 12.1

CERTIFICATION

I, Luciano Benetton, Executive Chairman* of Benetton Group S.p.A., certify that:

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

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date: June 26, 2007

/s/ LUCIANO BENETTON

Luciano Benetton

Executive Chairman

*Principal Executive Officer of the Company from November 13, 2006 to May 31, 2007.

EXHIBIT 12.2

CERTIFICATION

I, Emilio Foà, Chief Executive Officer* of Benetton Group S.p.A, certify that:

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

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date: June 26, 2007

/s/ EMILIO FOA'

Emilio Foà

Chief Financial Officer

* C.F.O. of the Company starting from April 16, 2007

EXHIBIT 12.3

CERTIFICATION

I, Massimo Branda, Head of Administration, Tax and Corporate Services of Benetton Group S.p.A, certify that:

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

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

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

Date: June 26, 2007

/s/ MASSIMO BRANDA

Massimo Branda

Head of Administration, Tax and

Corporate Services

EXHIBIT 13.1

 CERTIFICATIONS

Pursuant to 18 United States Code Paragraph 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned hereby certify that to our knowledge the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 of Benetton Group S.p.A., (the "Company") filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2007

/s/ LUCIANO BENETTON

Luciano Benetton

Executive Chairman

/s/ EMILIO FOA'

Emilio Foà

Chief Financial Officer

/s/ MASSIMO BRANDA

Massimo Branda

Head of Administration, Tax and

Corporate Services